Form 20-F
period 2002-12-31
RUBICON MINERALS CORP
filed 2003-06-30
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended______December 31, 2002_____________________________
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________________ to ______________________

Commission file number ___________0-13066________________________________________
____________________RUBICON MINERALS CORPORATION_____________________ (Exact name of Registrant as specified in its charter)

_______________________BRITISH COLUMBIA, CANADA________________________ (Jurisdiction of incorporation or organization)
___________888 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada____ (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class ______________None__________________ ____________________________________	Name of each exchange on which registered ____________________________________ ____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act.
____________________________Common_shares, no par value__________________________ (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
_________________________________None______________________________________ (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 34,032,251 common shares as of December 31, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes No
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 Item 18

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Corporate Terms

"CDNX" means the Canadian Venture Exchange

"Commission" means the British Columbia Securities Commission;

"Company" means Rubicon Minerals Corporation;

"Company Act" means the Company Act (British Columbia);

"Exchange" means the TSX Venture Exchange (formerly the Canadian Venture Exchange)

"Form" means this Form 20-F Annual Report;

"QP" means Qualified Person as defined by the CIM definition - an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a Self-Regulating Organization;

"RML" means Rubicon Management Ltd.;

"Rubicon USA" means Rubicon Minerals USA Inc.;

"Securities Act" means the Securities Act (British Columbia);

"Shares" means the common shares of the Company as constituted at the date hereof; and

"TSX-V" means the TSX Venture Exchange

"Vend-In Agreement" means the Vend-In Agreement dated effective August 1, 1996 between RML and the Company pursuant to which RML sold and assigned certain interests in mineral properties and other assets to the Company.

Geological Terms

"Ag" - silver;

"ankerite" - a carbonate mineral with the chemical formula (Ca, Mg, Fe) CO3;

"Archean" - geological ages older than 2.4 billion years;

"arsenopyrite" - a sulphide of arsenic and iron having the chemical formula FeAsS;

"Au" - gold;

"breccia" - rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material;

"chert" - fine-grained or glassy crytocrystalline silica which is very hard and highly variable in colour, usually, but not exclusively sedimentary;

"chip sample" - a sample composed of continuous chips of rock collected over a specific surface line and distance;

"clastic" means a sedimentary rock composed primarily from fragments of preexisting rocks or fossils;

"Cu" - copper;

"disseminated" - mineralization scattered through a volume of host rock;

"EM" - electromagnetic (a type of geophysical survey);

"felsic" - light-coloured silicate minerals such as quartz, feldspar and feldspathoids;

"float" - a rock which has been transported from its bedrock source;

"flows" - volcanic rocks which were formed on the surface of the earth;

"grab sample" - a selected sample taken from a specific location which is not necessarily representative;

"hydrothermal alteration" - alteration of a rock which involves heated or superheated water;

"Indicated Mineral Resource" - (CIM definition) - that part of a "Mineral Resource" for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource" - (CIM definition) - that part of a "Mineral Resource" for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Inferred mineral resource" is not a defined term under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.  "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"interflow" - rocks that occur between flows;

"intrusive" - a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface;

"IP" - induced polarization (a type of geophysical survey);

"komatiite" - a rock with distinct textural features (e.g. spinifex texture) and chemical composition (i.e. high magnesium oxide, >18% MgO);

"mafic" - a term used to describe ferromagnesian-rich minerals and rocks;

"magnetite" - an oxide or iron, formula Fe3O4;

"Measured Mineral Resource" - CIM definition - that part of a "Mineral Resource" for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

"Mineral Resource" - CIM definition - a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

"Mineral Reserve" - CIM definition - A Mineral reserve is the economically mineable part of a "Measured" or "Indicated Mineral Resource" demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is Mined.

CIM standards differ from United States standards.  Under United States standards, a "reserve" is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where "economically" implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions, and while "legally" does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner;

"net smelter return royalty" - the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition.  A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine;

"NSR" - means net smelter returns royalty;

"Ordovician" - the geological period commencing 500 million years ago and lasting approximately 75 million years;

"oz/ton" - ounces per short ton;

"patented mining claim" - a grant from the Crown in fee simple or for a less estate made under the Great Seal, and includes leasehold patents and freehold patents;

"Preliminary Feasibility Study" - CIM definition - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective methods of mineral processing has been determined.  This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonable, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

"ppm" - parts per million;

"pyrite" - an iron sulphide mineral with the chemical formula FeS2;

"pyrrhotite" - an iron bearing sulphide mineral having the chemical formula Fe1-xS;

"quartz-carbonate" - a mineral containing the carbonyl ion CO-3, as in the mineral calcite CaCO3;

"shear zone" - an area of rock which has failed or sheared in response to applied stress;

"stockwork" - a small- to large-scale branching and cross-cutting series of fissures filled with mineral matter;

"stratabound" - contained within beds or layers of rock;

"stratigraphic" means the composition, sequence and correlation of stratified rocks;

"trench" - an excavated and/or blasted depression of rock forming a trench;

"tuff" - a volcaniclastic rock made up primarily of volcanic ash-size (<2 mm) volcanic material;

"ultramafic" - igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids;

"unpatented mining claim" - land or mining rights for which a patent, lease, license of occupation or any other form of Crown grant is not in effect;

"volcanogenic" - genetically associated with volcanism;

"VMS" - volcanogenic massive sulphide; and

"Zn" - zinc.

Conversion Table
Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Unless otherwise indicated, all references herein are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company's plans at its McFinley and RLJV mineral properties, and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in exploration or development activities or the completion of feasibility studies;

•

risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•

risks related to commodity price fluctuations;

•

the uncertainty of profitability based upon the Company's history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration; and

•

and other risks and uncertainties related to the Company's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements as described further in Item 3 - Key Information - D. Risk Factors.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Registrant undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not required when filing Form 20-F as an annual report.

B. Advisers

Not required when filing Form 20-F as an annual report.

C. Auditors

Not required when filing Form 20-F as an annual report.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998 were derived from the consolidated financial statements of the Company which have been audited by De Visser Gray, formerly De Visser & Company, independent Chartered Accountants, as indicated in their report which is included elsewhere in this document (see "Item 17 - Financial Statements").  The selected financial data of the Company for the first quarter ended March 31, 2003 were derived from the unaudited consolidated financial statements of the Company which have been prepared by management.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under Item 5, "Operating and Financial Review and Prospects".  Reference is made to Note 10 of the Consolidated Financial Statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements (see "Item 17 - Financial Statements").

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See "Item 3 - Key Information - D. Risk Factors."  All figures disclosed in this subsection are stated in Canadian dollars.

Summary of Financial Data (in Canadian dollars)

	Mar. 31/03 (unaudited)	2002 (audited)	2001 (audited)	2000 (audited)	1999 (audited)	1998 (audited)
Income	Nil	Nil	Nil	Nil	Nil	Nil
General and Administrative Expenses	$284,930 (1)	$1,102,112(2)	$2,770,590 (3)	$451,364	$379,934	$581,885
Net Loss	($284,930)	($1,102,112)	($2,770,590)	($451,364)	($379,934)	($581,885)
Deferred Exploration and Mineral Property Acquisition Exploration	$6,553,559 $7,493,155	$5,768,901 $6,489,212	$1,863,819 $4,140,726	$2,327,884 $4,949,928	$2,057,134 $4,446,756	$1,615,190 $3,223,829
Working Capital	5,157,317	$795,947	$1,002,023	$1,079,388	$366,818	$635,643
Other Assets (capital)	$38,189	$38,954	$27,515	$32,630	$42,300	$56,365
Total Assets	$20,583,993	$13,687,005	$6,716,375	$8,248,253	$6,924,443	$5,681,090
Long Term Liabilities	Nil	Nil	Nil	Nil	Nil	Nil
Share Capital	$25,369,298	$18,935,162	$11,281,967	$10,030,775	$8,298,135	$6,511,222
Deficit	($6,086,969)	($5,802,029)	($4,227,765)	($1,929,327)	($1,477,963)	($1,098,029)
Number of Securities	40,840,675	34,032,251	23,398,867	19,508,509	15,593,509	11,784,775
Dividends Declared per Share ($U.S./$CDN)	Nil	Nil	Nil	Nil	Nil	Nil
Loss per Share	($0.01)	($0.04)	($0.14)	($0.03)	($0.03)	($0.05)

Notes:

(1) $1,396 attributed to partial and full property write-offs.

(2) $171,358 attributed to partial and full property write-offs.

(3) $2,301,336 attributed to partial and full property write-offs.

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following information has been adjusted for U.S. GAAP.

	Mar. 31/03 (unaudited)	2002 (audited)	2001 (audited)	2000 (audited)	1999 (audited)	1998 (audited)
Operating Revenues	Nil	Nil	Nil	Nil	Nil	Nil
Loss from Operations	($284,930)	($1,102,112)	($2,770,590)	($451,364)	($379,934)	($581,885)
Loss from Continuing Operations	($284,930)	($1,102,112)	($2,770,590)	($451,364)	($379,934)	($581,885)
Net Loss from Operations per Share	($0.01)	($0.04)	($0.14)	($0.03)	($0.04)	($0.06)
Net Assets	$20,583,993	$13,687,005	$6,716,375	$8,248,253	$6,924,443	$5,681,090
Capital Stock (1)	$25,369,298	$18,935,162	$11,281,967	$10,030,775	$8,298,135	$6,511,222
Net Loss per Share	($0.01)	($0.04)	($0.13)	($0.02)	($0.03)	($0.05)

Notes:

 (1)

Excluding long term debt and redeemable preferred stock.

Exchange Rate Information

Unless otherwise indicated, all references herein are to Canadian dollars.

The following table sets out the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.  Exchange rates are based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Average Exchange Rates (Canadian $ to U.S.$)

	2002	2001	2000	1999	1998
Average for Period	0.6369	0.6458	0.6725	0.6744	0.6714

Average Exchange Rates (Canadian $ to U.S.$) for Preceding 6 Month Period

	2003					2002
	May	April	March	February	January	December
High for Period	0.7437	0.6936	0.6839	0.6705	0.6588	0.6463
Low for Period	0.7032	0.6770	0.6693	0.6538	0.6337	0.6344

The information set forth in this Form is as at May 30, 2003 unless an earlier or later date is indicated.  On May 30, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of US dollars into Canadian dollars was $ (US.$1.00 = Cdn$0.7293).

B. Capitalization and Indebtedness

Not required when filing Form 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage and are without a known body of commercial ore.  Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties.  Several years may pass between the discovery of a deposit and its exploitation.  Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks.  The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company conducts exploration activities in Ontario, Newfoundland, British Columbia, Nunavut Territory, and Alaska.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.  In Canada, extensive environmental legislation has been enacted by federal and provincial governments.  Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.  All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.  The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations.  The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is $30,000 and pertains primarily to carrying out diamond drilling and stripping.

Environmental hazards may exist on the Company's properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

On the McFinley Gold Project, there are a number of mine structures (headframe, bulk sample process plant) and mine features (tailings and settling ponds, rock dumps).  The Company is in the option phase of its agreement on the property, and is currently conducting general rehabilitation activities to ensure the site is safe and secure.  There are no immediate environmental concerns or significant liabilities based on consulting reports from URS Corporation and AMEC Engineering. Relatively minor environmental issues exist that can readily be addressed on final closure of the site. Water quality in the receiving environment meets prevailing norms. Once the Company has vested in the McFinley gold project and has earned a 100% interest, it will be responsible for reclamation activities which are currently estimated to be approximately Cdn $300,000.

See also "Governmental Regulation" below.

Additional Financing and Agreements with Other Parties

The Company has sufficient financial resources to undertake by itself all of its planned exploration programs on principal properties.  The Company relies on corporate partners to fund a number of the non-principal properties and on AngloGold to fund the RLJV principal property in Red Lake, Ontario.  The exploration of the Company's properties may therefore depend on the Company's ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration or joint venture properties.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements reduced.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The details of the Company's current commitments and the properties subject to those commitments can be found in the Notes to the Company's audited financial statements

Competition

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned.  The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties.  Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations.  There are no assurances that the underlying title holder will assign title.  As at the date of this annual report, approximately 60% of claims have yet to be recorded in the Company's name.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.  Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties.  Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure.  The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.  Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Newfoundland

Legislation and regulations implemented by the Newfoundland Department of Mines and Energy directly affect the mining industry in the Province of Newfoundland and Labrador where the Company holds some of its mineral claims.  In particular, the Company must provide prior notice and a description of the planned exploration work and receive written approval before the commencement of the exploration work.

Exploration work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the work plan has been reviewed by the Department of Mines and Energy and a written exploration approval notice issued, outlining such terms and conditions deemed necessary and prescribed by the Minister.

A License of Occupation under the Newfoundland Lands Act is required for a camp location where use or occupation of the camp is proposed to involve long term, seasonal or permanent use and occupation of the camp, or involves ground disturbance.  Any clearing of areas in order to construct camps must comply with the Newfoundland Forestry Act and Regulations, and the Company must comply with the reclamation requirements pursuant to the Mineral Act.

Pursuant to the Newfoundland Historic Resources Act, if drilling is planned for an area with known archaeological sites, the Company may be required to hire an archaeologist to ensure the work does not disturb any sites.  No such sites are known to exist on any of the Company's existing claims.

The Acts and regulations which guide exploration activity in Newfoundland are: the Mineral Act, the Quarry Materials Act, the Mineral Holding Impost Act, the Crown Lands Act, the Forestry Act, the Forestry and Agricultural Act, the Occupational Health and Safety Act and the First Aid Regulations, the Waste Material (Disposal) Act, the Department of Health Act, the Food and Drug Act, the Wildlife Act, the Provincial Parks Act, the Dangerous Goods Transportation Act and the Municipalities Act.

Ontario

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Company holds some of its mineral claims.  The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.  The Company is not required to obtain a work permit for exploration activities on its Ontario properties.

The Acts and Regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act, and Gasoline Handling Act.

British Columbia

Legislation and regulations implemented by the Ministry of Energy and Mines directly affect the mining industry in the Province of British Columbia where the Company holds some of its mineral claims.  Any individual planning to enter onto private or Crown land for the purpose of staking a claim must hold a valid Free Miner Certificate.

Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until a Notice of Work and Reclamation Program has been provided to the District Inspector of Mines and a permit issued, on such terms and conditions deemed necessary and prescribed by the Minister.  In some instances a permit is required to carry out certain airborne geophysical surveys.  Reclamation for any surface disturbance is required.

The Acts and Regulations which guide exploration activity in British Columbia are: the Mineral Tenure Act, the Mines Act, the Forest Act, Health Safety and Reclamation Code for Mines in British Columbia, Waste Management Act and Regulations, Public Health Act, the Mineral Exploration Code and the Provincial Fire Code.

Nunavut

Legislation and regulations implemented by the Department of Indian and Northern Affairs directly affect the mining industry in the Nunavut Territory where the Company holds some of its mineral claims.

The Territorial Lands Act governs the disposition and administration of Federal Territorial Crown Lands in Nunavut, including mineral rights and access.  The Commissioner's Land Act governs surface access and disposition to Commissioner's Lands.  The Canada Mining Regulations dispose of subsurface rights regulate mineral exploration licensing and mining rights.  The Territorial Land Use Regulations govern temporary use of surface such as for trail construction, fuel storage use and camp facilities for temporary exploration activity on Crown lands (where no surface rights have been granted).  The Territorial Land Regulations disposed of surface rights where permanent structures and long term occupation of the land is requested.  Exploration carried out prior to mineral rights acquisition, including airborne geophysics, geochemical surveys, and geological surveys, may be carried out under a Prospector's License required under the Canadian Mining Regulations.

The Acts and regulations which guide exploration activity in Nunavut are: the Territorial Lands Act, Territorial Land Use Regulations, Canada Mining Regulations, Commissioner's Land Act, Forest Protection Act, Mines Health and Safety Act and Regulations (Nunavut), Fire Protection Act (Nunavut), Labour Standards Act (Nunavut), Labour Standards Regulations (Nunavut), Public Health Act (Nunavut), and Land Use Guidelines - Mineral Exploration.

Alaska

Legislation and regulations implemented by the Division of Mining for state lands and the Bureau of Land Management for federal lands directly affect the mining industry in the State of Alaska where the Company holds some of its mineral claims.

The following permits and approvals are generally required for exploration:

•

State Agencies

○

DEPARTMENT OF NATURAL RESOURCES

-

Miscellaneous Land Use Permit

•

Federal Agencies:

○

BUREAU OF LAND MANAGEMENT

-

Annual Notice or Plan of Operations

In the United States, reforms have been proposed to both the federal mining statutes and the federal mining regulations.  Reforms in the federal mining regulations could result both in greater environmental scrutiny of proposed mining operations (including, possibly, efforts to prohibit mining if important surface resources would be irreparably lost or damaged) and in possibly earlier investigation of the validity of some or all of the claims upon which work is proposed to be done.  Changes to the federal mining statutes could also cause the Company to decide to convert its existing claims into a different form of property interest, either as provided for in any new federal mining law or as may be negotiated with any successor-in-interest to the United States such as the State of Alaska or the Alaska Mental Health Trust Authority.

Inuit Lands and Other Aboriginal Rights

The Incognita Joint Venture Property lies within the territory of Nunavut, and approximately 50% of the Incognita Joint Venture Property consists of lands in which the surface rights are owned by the Inuit.  No part of the property is underlain by Inuit (subsurface) mineral rights lands.  On April 1, 1999, the area came under the jurisdiction of the Inuit government of the new Nunavut Territory.  The Company has received Inuit Land Use Licences limited to exploration activities and is required to interface with the Inuit community by hiring Inuit for exploration programs and by ensuring that the Company is carrying out its exploration programs in a manner consistent with the Licences.

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred.  There are numerous aboriginal peoples other than the Inuit throughout Canada.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The Company is dependent upon a number of key directors, officers and employees: J. Garfield MacVeigh, Chairman of the Board; David W. Adamson, President and CEO; Michael J. Gray, CFO, Vice-President - Exploration, and Secretary; and, William J. Cavalluzzo, Vice-President - Investor Relations.  The loss of any one of the named directors, officers and employees should not have an adverse effect on the Company.  The Company has entered into management contracts with Mssrs. MacVeigh, Adamson, Gray and Cavalluzzo.  See "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions".  The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain directors of the Company are directors of, or become associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Foreign Incorporation

The Company is incorporated under the laws of the Province of British Columbia, Canada, and all of the Company's five directors and all of its officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

"Penny Stock" Rules

The Company's Shares are "penny stock" as defined by the Securities and Exchange Commission, which might affect the trading market for the Shares.  Penny stocks are generally equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Company's Shares which are considered "penny stock", and therefore make it more difficult to sell those Shares.

Limited Operating History:  Losses

The Company has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in all years of its operations.  There can be no assurance that the Company will operate profitably in the future, if at all.  As at December 31, 2002, the Company's deficit was $5,802,029.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's Shares fluctuated from a high of $1.85 to a low of $0.59 within the twelve month period preceding the date of this Form.  There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance:  Dilution

As at May 30, 2003 there were 3,315,000 stock options and 5,953,552 warrants outstanding pursuant to which Shares may be issued in the future, which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.  See "Item 10 - Additional Information - A. Share Capital".

Dividend Record and Policy

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time.  All of the Shares are entitled to an equal share of any dividends declared and paid.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated on March 6, 1996, under the Company Act, under the name 515006 B.C. Ltd.  Its Memorandum was amended on April 2, 1996 to change its name to Rubicon Minerals Corporation.  The head and principal office of the Company is at 888 - 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone: (604) 623-3333.  The Company's registered office and address for service is located at Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7.

The Company was extra-provincially registered under the laws of Newfoundland on July 10, 1996 and was extra-territorially registered under the laws of the Northwest Territories (now Nunavut) on July 16, 1996.  The Company was extra-provincially registered in Manitoba on July 11, 2000.  The Company filed a Form 2, Initial Notice, in Ontario on September 26, 1996.  The Company has one wholly owned subsidiary, Rubicon USA, which was incorporated in the State of Alaska on February 9, 1998.

The Company was listed on the Vancouver Stock Exchange, now the TSX Venture Exchange (formerly the CDNX) on November 19, 1997, with the trading symbol "RMX."  The common shares of the Company without par value are listed on the TSX Venture Exchange (the "Exchange").  The Company is currently a "reporting issuer" under the Securities Act in British Columbia, Alberta Ontario and Quebec, and is therefore subject to the continuous disclosure requirements of these legislations, including the obligation to promptly disclose all material changes in the business of the Company to the public (disclosure available at www.sedar.com).  The Company raised $14.2 million (net proceeds) in financings throughout 1998, 1999, 2000 2001 and 2002.

The Company was formed in March 1996 initially for the purpose of acquiring the mineral property interests or option agreements and certain other assets of Rubicon Management Limited ("RML"), including some of the principal properties and certain of the other properties described herein (see "C. Organizational Structure", below).  The sole purpose of RML is to act as a holding company.  RML holds 2,300,000 shares of the Company.  The shares are beneficially owned as to 1/3 each by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray, each of whom are senior officers and directors of the Company.  RML does not have a management relationship with the Company as J. Garfield MacVeigh, David W. Adamson and Michael J. Gray are all employees of the Company.

Under the Vend-In Agreement dated effective August 1, 1996 between RML and the Company, the Company acquired the interest and assumed the liabilities and obligations of RML in certain mineral property agreements, mineral properties, related data and computer hardware and software, investments and the Cyprus Prospecting Agreement (together the "Assets") in consideration of a purchase price consisting of 2,845,000 Shares in the capital stock of the Company issued at a deemed price of $0.25 per share ($711,250) and reimbursement of certain costs of RML relating to the Assets totaling $356,241.

During 1999, the Company made a new copper-zinc-silver-gold massive sulphide discovery - the RW Zone - at its Palmer Cu-Zn- Ag-Au property in Alaska during its summer 1999 drill program.  The Company also formed a strategic alliance with a senior mining company, Billiton Exploration Canada Limited, a subsidiary of Billiton Plc, on its Point Leamington zinc-copper-silver-gold deposit and Lewis Lake project in Newfoundland in addition to significantly adding ground to its already sizeable land position in the Red Lake gold district.

Private placement financings of $1.2 million and the exercise of warrants for $546,000 contributed a net total of $1.746 million to the treasury during 1999, which sustained the Company's exploration efforts through a difficult market.

During the first quarter of 2000, the Company managed and conducted a drill program on its Point Leamington base metal property in Newfoundland.  This program intersected high-grade massive sulphides and intersected a new lower footwall target horizon.

In May, 2000, Rubicon signed a formal agreement with AngloGold (Canada) Exploration Company ("AngloGold"), a wholly owned subsidiary of AngloGold North America Inc., to joint venture its Red Lake gold property in NW Ontario to AngloGold.  The Rubicon-AngloGold Joint Venture Agreement calls for AngloGold to make an initial contribution of U.S.$3 million over 5 years to earn a 60% interest in the Red Lake Joint Venture.

Work completed on the Red Lake Joint Venture in 2000 included an extensive airborne geophysical survey over approximately 250 square kilometres, ground surveys and power stripping in new target areas.  As a result of this work, a number of new, high priority targets were identified to be further evaluated in 2001.  This evaluation would include ground geophysical surveys and diamond drilling.  In December, 2000, the Company announced that AngloGold approved a second year US$500,000 exploration budget for the Red Lake Joint Venture.

In August 2000, the Company raised $944,000 by way of private placement financing.  The net subscription proceeds were allocated for general working capital and mineral exploration.  In December, 2000, the Company received proceeds of $200,000 through the exercise of flow-through warrants and raised $200,000 by way of flow-through private placement financing.

The 2000 overall exploration expenditures of $1,857,300 consisted of approximately $140,000 in flow-through financing.  Exploration involved 7,288 metres of drilling in five drill programs in 2000.  Partners contributed 65% ($1,205,000) of exploration funds in 2000.

During 2001, the Company and partner AngloGold (Canada) Exploration Company ("AngloGold") expended approximately $1.6 million generating high quality data leading to the definition of a number of priority targets.  In October 2001, the first drilling on one of these targets (Slate Bay) was carried out and further drilling is planned in this area.  AngloGold approved a $1 million budget for 2002 to focus on providing Phase I drill testing of these priority areas.

In March 2001, the Company reported the discovery of a new gold-bearing structure on the McCuaig gold property with partner Golden Tag Resources Ltd.

In October through November 2001, the Company established a large land position in east central Newfoundland covering a well mineralized gold-bearing terrain that has seen very little historical work.

The Company's base metal assets were not actively explored in 2001 as the Company awaited improvement in base metal prices.

The 2001 overall exploration budget was $2.05 million, of which $1.13 million, or 55% was funded by partners, chiefly AngloGold. Exploration involved approximately 4100 metres of drilling as part of three diamond drill programs in 2001.  The 2001 exploration budget included approximately $500,000 in flow-through funds.

The Company raised $1.2 million in its November 2001 private placement financing, which was used primarily for diamond drilling and other exploration in the first quarter of 2002 on Rubicon's Red Lake gold projects and for general working capital purposes.  During November and December 2001, flow-through funds were used for Red Lake projects and $55,000 was used on a new gold project in Newfoundland.  Approximately $20,000 of the funds was used for Newfoundland property map staking and $38,000 was incurred in legal costs for the McFinley gold project.

In January, 2002, The Company announced that it signed an agreement with Dominion Goldfields Corporation ("DGC"), a private company, to acquire a 100% interest in  25 licences of occupation and one mineral lease (the "McFinley Gold Project") in the Red Lake gold camp.  The Company paid $800,000 and issued 260,000 shares and agreed to complete US$1,300,000 of exploration prior to March 31, 2006.  The McFinley Gold Project covers approximately 16 kilometres of strike length potential underlain by ultramafic rocks on the East Bay Trend and lies approximately 5.2 kilometres of the former Cochenour Mine and 5.4 kilometres of the producing high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) Mines.

 In conjunction with the McFinley Gold Project acquisition, the company sold 1,618,434 units by way of a non-brokered private placement at a price of $0.52 per unit for gross proceeds of $841,586.  The proceeds were used to fund the McFinley Gold Project acquisition.

The Company's Board of Directors adopted a Shareholder Rights Plan in February, 2002, which was subsequently approved by the Company's shareholders at its 2002 Annual General Meeting.  The Rights issued under the Plan become exercisable only if a person, or a group of persons acting in concert, acquires 20 per cent or more of the outstanding common shares of Rubicon.  The Rights are not triggered by a "permitted bid", which is a bid made for all common shares to all common shareholders by way of a takeover bid circular that remains open for not less than 60 days and pursuant to which more than 50 per cent of the common shares held by independent shareholders are deposited and not withdrawn.  The Plan will provide the Board of Directors and shareholders of Rubicon additional time to assess any offers to acquire shares of the Company and, where, appropriate, to enable the Board of Directors to explore and develop alternatives to maximize shareholder value.  It will encourage fair treatment of all shareholders in connection with any takeover bid for the Company.

The Company optioned several of its Red Lake, Ontario properties to Redstar Resources Corporation ("Redstar") in March 2002.  Redstar has the right to earn up to a 70% interest in the Pipestone South, Pipestone North, Pipestone East, Baird and Wolf Bay Properties by making cash and share payments, conducting exploration programs and making all underlying cash payments.

In March 2002, the Company optioned a 20% interest in the Axelgold Property, located in British Columbia, to Wheaton River Minerals in consideration for Wheaton incurring $350,000 in exploration work prior to November 30, 2002 (completed).  Wheaton has since elected under the option agreement to convert its interest to common shares of Rubicon and accordingly the Company issued 441,528 common shares to Wheaton prior to year end.

During 2002, the Company completed 20,824 feet in 26 diamond drill holes on the McCuaig Red Lake Joint Venture project of which 13 holes tested a gold bearing structure first intersected in drill hole MC01-02 in 2001 which assayed 0.30 oz/ton Au over 1.80 feet.  By completing this drill program, Rubicon increased its interest in the McCuaig project to 60% with joint-venture partner Golden Tag Resources Ltd. retaining the remaining 40% interest.

In March 2002 the Company sold 3,750,000 units by way of a "bought deal" private placement financing at a price of $0.80 per Unit for gross proceeds of $3,000,000. The net proceeds of the private placement were used for the McFinley "Mine Property" acquisition, to conduct diamond drilling and other exploration on Rubicon's gold projects outside of the AngloGold joint venture in the Red Lake gold camp and for general working capital purposes

In June 2002, the Company entered into an option agreement with DGC and 1519369 Ontario Inc. to acquire a 100% interest in 16 patents comprising the McFinley Mine property, located in the Red Lake gold camp.  The McFinley Mine property acquisition is in addition to the previous acquisition by the Company of 25 adjacent licenses of occupation and one mining lease in January 2002. The Company purchased the claims from DGC for $500,000 and 500,000 shares.  The Company also issued 100,000 stock options to DGC.  This acquisition now consolidates the Company's key McFinley Gold Project.  The Company commenced a diamond drill program at its McFinley Gold Project in November, 2002.  The drill program was designed to test several land-based gold targets to establish the geological setting of the targets and as a prelude to a larger ice-based winter drill program in early 2003.

The Company drilled 21 holes (1045 metres) on its Golden Promise project in Newfoundland to test the Jaclyn Zone vein target.  Of 17 holes which intersected the vein zone, 15 contain visible gold.  An additional three holes were lost due to technical problems and a fourth hole was not drilled deep enough to reach its target.  The drilling was designed to test a newly-discovered gold-bearing vein which was exposed by trenching in an area of gold-bearing boulders.

In October to December 2002 the Company further consolidated its land position in the Red Lake gold camp, Ontario with the Rivard and East Bay project acquisitions in December, 2002.  Also in December, the Company commenced a drill program on the Rivard project to investigate gold mineralization down dip of currently known surface gold occurrences.

In January 2003, the Company announced that it intersected high-grade gold in an initial drill program at its' 100% controlled McFinley gold project located in the Red Lake gold camp, Ontario.  The program totaled 6,263 feet of drilling in 14 shallow holes and demonstrated the potential for high-grade gold zones which will be followed up with extensive drilling

The first quarter of 2003 was drill intensive for the Company.  The Company announced the commencement of a drill program on its McCuaig Red Lake Joint Venture Project in late January, 2003.  In early February, the Company announced that it was to commence a $1.8 million exploration program, including 20,000 - 45,000 feet of diamond drilling, on several Red lake, Ontario properties under option to AngloGold (Canada) Exploration Company.

In February - March 2003, the Company sold, in three tranches, by way of a best efforts private placement, a total of 5,740,300 Units at a price of $1.05 per Unit for total gross proceeds of $6,027,315.  Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $1.25 per Common Share until February 20, 2005. Research Capital Corporation acted as lead Agent in placing the Units, for which the Company paid a total of $349,038.90 (6% of the gross proceeds) cash commission and issued warrants which entitle the Agents to purchase a total of 316,286 (6% of the Units placed) Common Shares at a price of $1.05 per Common Share until February 20 (272,118 Warrants), February 26 (42,168 warrants) and March 4, 2005 (12,000 warrants). The net proceeds of the financing will be used to fund exploration on the Company's Red Lake assets, including the McFinley Gold Project, Ontario and for general working capital and corporate development purposes.

In early March 2003 the Company announced that it had it acquired certain rights to property and contractual interests in a portfolio of 63 mineral properties, mainly in the Red Lake district of Ontario, from prospector/entrepreneur Perry English. The terms of the acquisition grant to the Company certain rights to all payments, receivable by English, from the mineral properties.  In addition to these payments, and to the extent a discovery is made and production is realized from the properties, applicable royalties will then be payable to the Company. Currently, the properties were optioned to 21 different exploration companies including Rubicon. Scheduled cash and share payments on the package of optioned properties exceed $580,000 in 2003, including more than $360,000 in cash payments. The optioned properties are currently in various stages of exploration.  In addition to these payments, and to the extent a discovery is made and production is realized from the properties, applicable royalties will then be payable to the Company.  The property interests have been acquired, for a cash payment of $500,000 and issuance of 250,000 shares of Rubicon. In addition, Mr. English will be paid a total of $75,000 for each full year of consultancy to the Company for a minimum of the next two years and a further two years at his election. Mr. English will also be entitled, for a period of six years, to a bonus on any annual gross income generated by Rubicon from the property interests in excess of $150,000.

The TSX Venture Exchange Policies were amended in August 2002 to require that all listed companies adopt either a "rolling" stock option plan or a "fixed number" stock option plan and thereafter grant all stock options pursuant to the plan.  On  May 6, 2003, the Board established, subject to approval by the Shareholders and acceptance by the TSX Venture Exchange, the Company's Stock Option Plan.  The Company adopted a Fixed Number Stock Option Plan, where the maximamum number of Common shares of the Company reserved for issuance under the Plan is 6,130,225, being 15% of the issued and outstanding Common shares of the Company on the date of establishment of the Plan by the Board, which includes 3,140,000 Common shares which are reserved for issue for stock options granted before the establishment of the Plan.  The Company received Shareholder approval at its 2003 Annual General Meeting held on June 12, 2003 and subsequent to that received Exchange approval.

Subsequent to the year ended December 31, 2002, the Company has internally funded capital expenditures of approximately $47,000 for 3D modeling software and for a diesel generator for the McFinley project located in Red Lake, Ontario.

The Company's principal properties are summarized in Section D below, titled "Property, Plants and Equipment."  The Company holds interests in several other mineral properties located in Ontario, Newfoundland, Nunavut and British Columbia.  Under Canadian GAAP, the Company's principal capital expenditures are mineral property costs, as outlined in Item 5, "Operating and Financial Review and Prospects," below.

Throughout this Item, the Company uses the phrase "option to earn 100% interest".  This means that once the Company has fulfilled its obligations and has earned a 100% interest in a property pursuant to a contract, the Company holds title to the property.  Generally the mining rights associated with each property interest include subsurface mining rights and may or may not include surface rights.  The main liability for the Company once it has obtained a 100% interest in a property is environmental liability that may arise in connection with work carried out by the Company on the property.  The only property that is leased by the Company is the Palmer Property where the Company holds a 99-year lease.  Nevertheless, the mining rights and potential liabilities on the Palmer Property are the same as mentioned above.

B. Business Overview

The Company is a British Columbia junior resource company engaged in the acquisition and exploration of mineral properties.  The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  All of the Company's properties are at the exploration stage and there is no assurance that a commercially viable mineral deposit exists on any of the Company's properties.  Further exploration will be required on all properties before a final evaluation as to the economic and legal feasibility is determined.  Where management determines that it is in the best interest of the Company, partners will be sought to further explore certain properties.  The Company's principal properties are the McFinley Gold Project and  the RLJV Property, both located in the Province of Ontario.  The Company holds interests in several other mineral properties located in the Provinces of Ontario, Newfoundland, British Columbia and Nunavut Territory, Canada, and in the State of Alaska, USA.

•

McFinley Gold Project:  During 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation and one mineral lease in the Red Lake gold camp, Ontario.  The claims were acquired under two separate agreements:

Water Claims Agreement ("the Water Claims")

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000 (paid), issue 260,000 shares (issued) and complete U.S.$1,300,000 of exploration prior to March 31, 2006. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of U.S.$50,000 are due annually (to a maximum of U.S.$1,000,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for U.S.$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S.$675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S.$1,000,000 in advance royalty payments described above.

Land Claims Agreement ("the Land Claims")

The Company purchased the Land Claims (16 patented claims) from DGC in June 2002 for $500,000 ($425,000 paid as of December 31, 2002) and 500,000 shares (issued). The Company is also required to issue to the vendor 100,000 stock options (issued). The Land Claims are subject to a NSR sliding scale royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of $1,000,000 which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

·

Red Lake Joint Venture Property:  The Red Lake Joint Venture Property ("RLJV Property") is located mainly on the northeast arm of Red Lake, 8 kilometres north of the town of Red Lake, northwestern Ontario.  The RLJV Property consists of a number of contiguous individual properties currently under option to the Company including the Meunier, Humlin West, Red Lake West, Red Lake Extension, Red Lake East, Coli Lake, Bysshe, MacKenzie, Slate Bay English Option, Advance Red Lake, Rivard, Golden Tree, Newman Todd and East Bay Properties.  The Company itself has expended $1,183,284 as of December 31, 2002 in connection with the acquisition and exploration of the Red Lake JV Properties.  During the year ended December 31, 2000, the Company signed a joint venture agreement with AngloGold, whereby AngloGold can earn an initial 60% interest in the properties comprising the Red Lake Joint Venture ("RLJV"), in consideration for incurring U.S.$3.0 million in exploration expenditures over five years, of which U.S.$300,000 was a firm commitment for the initial year of the agreement (completed).  The Company will remain the Operator of the Joint Venture until the earlier of the second anniversary of the agreement (January 24, 2002) or until AngloGold has expended U.S.$1.0 million in exploration, at which point AngloGold may elect to become the Operator (in November 2001 AngloGold elected to maintain the Company as Operator for 2002).  Upon earning its 60% interest, AngloGold can earn an additional 10% interest by paying the Company U.S.$250,000 within approximately 180 days of vesting its interest.  Within 100 days of AngloGold vesting for a 60% or 70% interest, the Company can elect to have AngloGold pay all exploration costs until a positive production decision is reached, at which point the Company could maintain its interest by reimbursing AngloGold its share of the costs of the project incurred since the vesting of AngloGold's interest.  The Company's interest would be diluted to the extent that it did not make such reimbursements or participate in future cash calls subsequent to a positive production decision. During 2000 the Company incurred an aggregate of $35,461 in expenditures directly related to acquiring this joint venture agreement and has included this amount within property acquisition costs.  In January 2002, the Company and AngloGold amended the terms of the RLJV agreement to add the Adams Lake gold property to the RLJV in consideration for AngloGold agreeing to incur an additional US$400,000 in exploration expenditures (total US$3.4 million) and to make annual cash payments to the Company of US$10,000.

In addition to the three principal properties described above, the Company has also acquired interests in several other mineral properties located in Ontario, Newfoundland, British Columbia, Nunavut Territory, Canada and Alaska, USA.  The Company will actively seek joint venture partners to carry out further work on other selected properties.  See "Item 3 - Key Information - D. Property, Plants and Equipment," below.

At December 31, 2002, the Company had working capital of $789,947, which, in addition to the $6.0 million financing conducted in February - March 2003, is sufficient to cover general and administrative costs and fund its proposed exploration programs and maintenance costs on its properties to December 2003.  Should additional programs be undertaken, the Company may require additional funding.  The exploration of the Company's properties depends upon the Company's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any required financing now or in the future.  In the event that none of the Company's current partners fulfill their funding obligations, the Company will seek additional financing through subsequent partnerships, and failure to obtain additional financing on a timely basis through new partnerships may cause the Company to selectively conduct equity financings.  Failure to secure required funds may cause the Company to forfeit its interest in some or all of its properties or reduce or terminate its exploration programs on some or all of such properties.

The Company has not received revenue from operations during each of the three fiscal years immediately prior to filing of the Form.  Consequently, the Plan of Operation for the Company for the first six months of 2003 involves an exploration and acquisition budget of approximately $3,330,000 and a General and Administrative budget of $300,000 for a total of $3,500,000.  Partner AngloGold will fund approximately $1,600,000 and partner International Lima Resources will fund approximately $150,000 of the exploration budget in the first six months of 2003 and administrative fees will be approximately $100,000; this means that the Company will spend approximately a net $1,800,000 from its treasury to fund Operations for the first six months of 2003. In February-March 2003, the Company closed a financing in which it raised gross proceeds of $6,000,000. The Company does not forsee the need to raise additional capital for budget needs in the last six months of 2003.

The Plan of Operation for the last six months of 2003 involves an overall budget forecast of $2,550,000 with partner AngloGold funding $600,000 and partner International Lima Resources funding $400,000.  General and Administrative costs are forecast at $300,000 for the last six months of 2003 which will be offset by approximately $50,000 in administrative fees.

The basic assumptions that were used to produce the summary of financial forecast are as follows:

1.

For project funding, the Company is relying on approved budgets in connection with property agreements except where noted in the table below (it is noted that some of the budget funds will be subject to some partners' ability to finance);

2.

For Rubicon-funded projects, the Company has allocated funds to meet its commitments that will be directed to projects by management on a prioritized basis in the context of results;

3.

There have been no funds allocated for a major property acquisition and new exploration commitments;

4.

The Company does not anticipate any material acquisition of plant and equipment and the capacity thereof in the remainder of the fiscal year or the first six months of the next fiscal year; and

5.

The Company does not anticipate material changes in the number of employees in the remainder of the fiscal year or the first six months of the next fiscal year.  As a junior resource company, the Company does not engage in conventional product research and development; rather, as previously mentioned, the Company engages in the exploration of mineral properties.

Summary of Financial Forecast

Exploration	First 6 months of 2003	Last 6 Months 2003
McFinley Gold Project	1,400,000	1,100,000
Red Lake JV	*1,600,000	*600,000
Other	**450,000	**400,000
Gen. &Admin.	***570,000	***440,000
TOTAL	4,020,000	2,540,000

Notes:

*

Majority of funding from partners (already approved).

**

Portion subject to partners equity financing.

***

Does not include property write-downs, depreciation, non-cash compensation or net-out administration fees.

The above table provides a forecasted general breakdown of expenditures for the first six months of 2003 and a forecast for expenditures in the first last six months of 2003.  The Red Lake JV expenditures in 2003 are part of an approved budget where AngloGold provides the funding and the Company manages exploration.

The general and administrative forecast for the first six months of 2003 is $570,000.  Management fees in the first six months are estimated at $157,000 and therefore will reduce the "net" general and administrative costs to approximately $413,000 on a change of Cash Flow basis.

Because the Company operates in several jurisdictions, it is subject to the regulatory regimes of several provincial, state, or federal governments.  However, when engaged in exploration on its properties, the Company is most affected by environmental legislation.  Government regulation may cause additional expense and capital expenditures, affect the availability of capital, promote or lessen competition, and could result in reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.  See "Item 3 - Key Information - D. Risk Factors - Environmental Factors" and "Governmental Regulation".

C. Organizational Structure

RML, of 119 - 53rd Street, Delta, British Columbia, Canada, holds 2,300,000 Shares of the Company, or 5.6% of the outstanding shares of the Company as at May 6, 2003.  RML, the principal shareholder and promoter of the Company, was incorporated on June 5, 1995 under the Company Act, and is owned as to one-third by each of J. Garfield MacVeigh, David W. Adamson and Michael J. Gray, all directors and officers of the Company.  The relationship of RML to the Company is one of a holding Company.

The Company has one active wholly owned subsidiary, Rubicon USA, which was incorporated in the State of Alaska on February 9, 1998.

D. Property, Plants and Equipment

The Company's principal properties are the McFinley Gold Project and the RLJV Property, both located in the Province of Ontario. The Company holds interests in several other mineral properties located in the Provinces of Ontario, Newfoundland, British Columbia and Nunavut Territory, Canada.

Principal Properties

1. McFinley Gold Project, Ontario

Certain segments, namely the Exploration History and Geology and Mineralization sections of the McFinley Gold Project summary have been extracted from the Technical Report on the "Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario", dated May 12, 2003.  The Report was prepared by Qualified Person (QP), David M. Rigg, P.Geo. of Broad Leaf Consultants Inc., and QP Glen M. Hogg, P.Eng., of G.M. Hogg and Associates Ltd.

Acquisition

Water Claims Agreement ("the Water Claims")

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000 (paid), issue 260,000 shares (issued) and complete U.S.$1,300,000 of exploration prior to March 31, 2006. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of U.S.$50,000 are due annually (to a maximum of U.S.$1,000,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for U.S.$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S.$675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S.$1,000,000 in advance royalty payments described above.

Land Claims Agreement ("the Land Claims")

The Company purchased the Land Claims (16 patented claims) from DGC in July 2002 for $500,000 ($425,000 paid as of December 31, 2002) and issue 500,000 shares (issued). The Company is also to issue to the vendor 100,000 stock options (issued). The Land Claims are subject to a NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

Both the Water Claims and the Land Claims are amalgamated into one exploration property and are referred to as the ‘The McFinley Gold Project'.  A list of the claims is presented in Appendix 1.

Location and Description

The McFinley Gold Project lies in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario, Canada. Its location within the Red Lake district is shown in Map 1.

The McFinley Gold Project consists of 25 licenses of occupation one mining lease and sixteen patented claims, comprising a total of approximately 505.43 Ha. All have been surveyed, and the patented land claims embody surface as well as mineral rights. Map 2 shows the distribution of these claims

Exploration History

Ownership History of the McFinley Property

The Property was initially staked and owned by McCallum Red Lake Mines Ltd. in 1922. Ownership was registered in the name of McFinley Red Lake Gold Mines Ltd. during the period 1944 to 1974. In 1974 Sabina Industries Ltd. earned a 60% interest in the property. McFinley Red Lake gold Mines changed name to McFinley Red Lake Mines Limited in 1975 and a plan of arrangement between McFinley Red Lake Mines Limited and Sabina in 1983 transferred title to McFinley Red Lake Mines Ltd. In 1984, the Property was Joint Ventured with Phoenix Gold Mines Ltd. (42.9%) and Coniagas Mines Ltd. (7.1%). The Joint Venture interest was subsequently repurchased in 1986 with financial backing from Alexandra Mining Company (Bermuda) Ltd. and McFinley Red Lake Mines Limited continued underground exploration and development.

Financial difficulties experienced by McFinley Red Lake Mines in 1989 led to a long period of litigation with creditors and ownership dispute between 1990 and 2001. Dominion Goldfields Corporation ("DGC") was awarded title to the Licenses of Occupation and Mining Lease of the McFinley Property in 2001. DGC and a wholly owned subsidiary 1519369 Ontario Ltd. were subsequently granted ownership of the mining rights and surface rights respectively, to the McFinley Mine Property by a vesting order by the Superior Court of Ontario in 2002. Rubicon Minerals optioned the Property from DGC, and DGC and 1519369 Ontario Ltd., respectively, in two agreements in 2002.

History of the McFinley Gold Project (Optioned by Rubicon)

1922

Original staking in 1922 undertaken to cover a high grade silver occurrence on the McFinley peninsula, the first mineral prospect of record in the Red Lake area. Trenching, sampling and very limited shallow drilling was undertaken by McCallum Red Lake Mines Ltd. Wide-spread but erratic gold mineralization was noted in cherty metasediments on both  McFinley Peninsula and McFinley Island.

1941 to 1942	Occurrences were drilled as part of the Wartime Minerals Evaluation program.
1944 to 1946	McFinley Red Lake Gold Mines Ltd. carried out ground magnetic surveys, a 48,548 foot drilling program over the McFinley Peninsula, and a 4,877 foot diamond drilling program from the ice of Red Lake.
1946 to 1955	Fourteen holes (M Series) were completed for a total of approximately 5,200 feet of diamond drilling.
1955 to 1956	Little Long Lac Gold Mines sank a 428 vertical shaft on claim KRL 246 and completed 1,358 feet of exploratory underground development on two levels. Work terminated in 1956.
1974 to 1975

Sabina Enterprises completed 25 diamond drill holes for approximately 10,000 feet of drilling on the 'Mine Property'; ground magnetic and electromagnetic surveys and ten holes in approximately 2,410 feet of diamond drilling over a portion of the lake properties.

1981 to 1983

Sabina and McFinley Red Lake Mines completed a magnetic/electromagnetic geophysical survey over the McFinley peninsula area, surface bulk sampling and 12,046 feet of surface diamond drilling in 33 holes.

1983 to 1984	McFinley Red Lake Mines Ltd. and Sabina Industries completed seven holes for a total of approximately 2,120 feet of diamond drilling.
1984 to 1985

An agreement with Pheonix Gold Mines Ltd. allowed the reopening of the McFinley shaft and completion of a total of 1,570 feet of drifting and crosscutting on the 150' and 400' levels. Metallurgical test work and mineral processing was carried out. Eighty underground drill holes totaling 6,000 feet and sixty nine surface holes totaling 34,870 feet of diamond drilling were completed. Funding difficulties resulted in the project being placed on temporary standby in February 1985.

1985 to 1987

3,775 feet of drifting and crosscutting were carried out on the 150' and 400' levels. 23,333 feet of underground drilling, 30 feet of raising and an extensive chip sampling program were completed. A complementary program of 41,874 feet of diamond drilling was also completed in sixty one surface holes.

1987 to 1989

In recognition of a 'Nugget Effect' in sampling results, a decision was made to proceed with a minimum 15,000 ton bulk sample. A 150-tpd mill and tailings area was constructed.  Underground development  (9,482 feet) continued on 150' and 400' levels, a new 275' level and on a ventilation raise from the 400' level to surface. Additional sampling, diamond drilling (28,642 feet), and metallurgical testing were completed.

Bulk sampling operations commenced in July 1988 with sampling indicating head grades in the range of 0.25 oz.Au/ton from prepared stope areas. Mill design problems, lack of income from bulk sampling and lack of exploration funding forced the closure of the operation after an estimated 2,500 tons milled.

Total historical mine development in drifting, crosscutting and raising is estimated to be over 19,000 feet. Total historical diamond drilling focused on the Peninsula area is estimated to be 148,000 feet from surface and 117,500 feet from underground. An estimated 180,000 feet of core is stored on the property.

2001 to 2002

DGC foreclosed on the Licenses of Occupation and Mining Lease and was awarded title to Lake covered portion of the McFinley Property in 2001. DGC and its subsidiary were subsequently awarded title to the Patented Claims of the Property in 2002.

2002 to 2003

Rubicon Minerals optioned the property during 2002 and undertake high resolution airborne magnetometer, seismic and ground magnetometer geophysical surveys, trenching, and two phases of surface diamond drilling of 1909.1m (6263.5 feet) and 9,704.4m (32,708.5 feet).

N
Red Lake
Thunder Bay
McFinley Gold Project
McDonough Twp.
Dome Twp.
Bateman Twp.
Balmer Twp.
Cochenour
Balmertown
Heyson Twp.
Bysshe Twp.
Town of Red Lake
0.5 0 0.5 1 1.5 2 2.5 3 Kilometers

Map 1 - Property Location Map

447000
448000
449000
450000
5666000
5665000
5664000
5663000
N
Red Lake
East Bay
McFinley Island
McFinley Peninsula
Underground Workings
Shaft
KRL11481
K955
K954
KRL11482
KRL18514
KRL11483
KRL2155
KRL11487
KRL2156
K1495
KRL11031
K1494
KRL503297
KRL526262
KRL503298
KRL503299
KRL11038
KRL11039
K1498
KRL18457
K1499
K3290
KRL18376
KRL18375
KRL246
KRL247
KRL18374
K1496
KRL18373
K1497
500
0
500
1000
1500
Meters

Map 2 - Claim Map of the McFinley Property

Resource History of the McFinley Property

Metallurgical test work was performed by Lakefield Research during the mid-1980's. Bulk sampling operations were carried out during 1985 to 1989 by McFinley Red Lake Mines at their facilities developed on the Property. Operations of McFinley Red Lake Mines were guided by a reputable and experienced consulting engineer, C. Lendrum, P.Eng.  Rubicon continues to recover historical information with respect to this work and no additional metallurgical test work has been undertaken.

All resource estimates refer to the shaft area on McFinley Peninsula where underground development and extensive sampling were carried out. The most reliable mineral resource estimate was completed by the mine staff in 1986 and has been reported and discussed in Hogg May 2002 and Hogg October 2002.  The 1986 Resource estimate was developed using underground sampling results augmented with closely spaced drill hole data where openings for sampling were not available.  Standard methods of resource block development were employed to a depth of 400 feet, and an in-place grade calculated on the basis of sampling information.  The location of mineralized zones is shown in Figure 7.4.  The 1986 resource estimate is presented in Table 1.

Mine Location	Zone	Tons	Grade (oz. Au/ton)
North Shaft Area	FWC-3	3,875	0.50
"	C Zone	10,520	0.87
South Shaft Area	FWC-1 & 2	30,600	0.24
"	C-2	128,700	0.11
"	C-3	36,562	0.19
"	WL Zone	10,500	0.49
"	403 Zone	5,000	0.80
"	BX Zone	2,000	0.84
"	D Zone	106,250	0.15
Total Estimated Undiluted Resource		334,007	0.20

                        Table 1 : Inferred Resources, McFinley Peninsula (Hogg. Oct 2002)

Under the standards of reserve and resource definition set forth by National Instrument 43-101 it is Hogg's opinion that this may be classed as an Inferred Mineral Resource. Considering the large amount of sampling and assay data involved in its development, the Inferred Mineral Resource may appear to warrant a higher classification, however the erratic nature of the gold mineralization in the various mineralized zones exposed in the underground workings clearly indicates a strong "nugget effect" on sampling and assaying results. The planned program of bulk sampling, designed and implemented in order to better assess the economic viability of the mineralized system by McFinley Red Lake Mines, remains incomplete. The degree of confidence in indicated assay values does not allow consideration of the resource on an economic basis.

Diamond drilling below 400 feet in 1986 lead to encouraging results at depth across the Peninsula. On the basis of results from these holes, the resource estimate at McFinley, as estimated by the mine staff in 1986, was increased to 890,000 tons at an in-situ grade of 0.19 oz.Au/ton.. Continued drilling in 1987 - 1988 ultimately tested the mineralized system to a depth of about 1,700 feet below surface in the shaft area. Deeper holes of these programs were widely spaced and the zonal dimensions and continuity below the 400-level were not established to the degree necessary to be considered in a resource category to meet the standards set forth in NI 43-101. The deeper area should be considered an area of geological and exploration interest.

Mine Infrastructure

A 3-compartment shaft was developed on the McFinley Peninsula in 1955 to a depth of 428 feet but abandoned in 1956. New Mine facilities including head frame, hoisting facilities, 150-tpd mill complex and camp infrastructure were developed during a later program of underground development and exploration during 1983 to 1988. Underground development was focused on the 150-, 275- and 400-foot elevations.

The mine was allowed to flood in 1989 after the onset of legal disputes. Infrastructure was not placed on continuous care and maintenance and buildings suffered systematic vandalism during the period 1990 -2001, culminating in the total destruction of the mine office by fire in 2001. The Mill, hoist and headframe are intact and vandalism largely focused on breakable items in the camp accommodation buildings. Rubicon has not evaluated the cost of repair to, or replacement of, this infrastructure. A new core shack and secure core storage building have been constructed and access to the site has been restricted. Mine infrastructure and facilities are being repaired on an 'as needed' basis according to the requirements of the on-going property exploration program. Estimates to reopen the underground development areas have been reviewed by AMEC, however no immediate program of underground work is recommended at this time.

A tailings disposal area consistent with regulatory requirements was constructed on McFinley Peninsula in 1987 in preparation for the bulk sampling program. The site chosen was an extensive topographic depression lying immediately west of the shaft site on the McFinley peninsula, and retaining dams were constructed to pond effluents prior their drainage to the south into the waters of East Bay. The disposal area received a Certificate of Approval in 1988. The termination of activities on the project in 1989, after test-milling of an estimated 2500 tons of the bulk sample, resulted in minimal use of this tailings disposal area.

Geology and Mineralization

Geological Setting

The geology of the McFinley Mine Property has been re-evaluated over the course of 2002 -2003 with the renewed Exploration activity of Rubicon and as Rubicon rebuilds the historic database for the property. Historical work largely focused on the mine area on the McFinley Peninsula, an area contained within a volume of approximately 3,000 feet (strike: NE-SW) x 1500 feet (width: NW-SE) and to a depth of 400 feet. Deeper drilling beneath this area during 1985 -1988 tested to depths of up to 1700 feet.

The geology of the property is complex, as is the case of many of the Red Lake Deposit areas. A key aspect of the Rubicon work program has been to develop an understanding of the structural features and fabrics that have been developed on the Property. This allows the relative timing and age of mineralization, alteration, veining, faulting and other observable features of the rocks to be identified and interpreted as sequential, and often overlapping, events and phases.

The McFinley Mine Property lies along a NNE-trending belt, the ''East Bay Trend'', of highly disturbed intermixed metasediments, basaltic volcanics and ultramafic rocks of the Balmer assemblage. The stratigraphy and nomenclature developed by Rubicon is presented in Table 2.0. Stratigraphy through the area of the McFinley Peninsula consists of several defined stratigraphic units. The McFinley Sequence (MS) and the Footwall Basalt Sequence (FBS) represent the two sub-belts of the mine area of Hogg (Oct 2002) and are approximately 200 and 200 to 400 feet thick, respectively. Stratigraphy on the Peninsula area strikes approx. N 45º E and dips 50º to 70º NW. Stratigraphy faces towards the northwest.

West Peninsula Sequence (WPS)	- Pillowed to Massive Basalts with Banded Iron Formation (BIF), graphitic BIF and Chert, banded silty to arenaceous sediment/ episediments and significant (syngentic?) py/po.
Central Basalt Sequence (CBS)	- Pillowed and massive tholeiitic basalts with flow top breccia - occasional BIF and (graphitic) argillite
Komatiite Sequence (KS)	- Massive, minifex and columnar jointed Basaltic Komatiite - Bounded by 'HW BIF' to the east and by 'Main BIF' to the west. - BIF possible in central part of Sequence
McFinley Sequence (MS)	- Bounded to the west by 'HW BIF' and to the east by the FW BIF. - At least 5 horizons of silica/oxide(/carb.) facies BIF within pillowed and amygdaloidal basalt.
Footwall Basalt Sequence (FBS)	- Pillowed to massive, amygdaloidal basalts
East Bay Serpentinite (EBS)	- Extrusive and intrusive Ultramafic and Basaltic rocks.

                                Table 2.0 Summary of Stratigraphy, McFinley Property.

The MS has been the major focus of prior underground exploration and mine development and hosts at least five distinct horizons of chert-magnetite (silica-oxide facies) banded iron formation (BIF), termed C1 to C5, from footwall to hangingwall, in the MS. The Hanging-Wall BIF, to the west, and the Footwall BIF ('C1- Chert' in historical records) to the east, define the limits of the MS.

The MS is underlain by the more massive and extensive Footwall Basalt Sequence (FBS) which extends eastward to the talc-carbonate altered ultramafic rocks of the East Bay Serpentinite (EBS). The EBS-FWB contact dips shallowly 45 to 55 to the NW. This contact is transgressive to the trend of the FWB and lies in very close proximity to the MS along the northern part of the McFinley Peninsula.

The MS is overlain to the west by three distinctive sequences of metavolcanics and metasediments, the Komatiite Sequence (KS), the Central Basalt Sequence (CBS) and the West Peninsula Sequence (WPS).   The McFinley Sequence is a locus for several Diorite, Feldspar Porphyry (FP) and Quartz-Feldspar Porphyry (QFP) dykes which trend subparallel to the overall trend of the Sequence. The MS is interpreted to be a strain corridor through the area and is the focus for auriferous mineralization.

McFinley Island is largely underlain by a thick, 800-foot wide, sequence of pillowed to massive amygdaloidal basalts. These lie to the west of the East Bay Serpentinite, which lies outboard of the Island under the waters of East Bay. The McFinley Island Sequence (MIS) occurs along the western side of the island and consists of a distinctive sequence of up to five BIF units lying within pillowed and amygdaloidal basalts. The MIS is intruded by several Diorite and QFP dykes. Stratigraphy of the MIS strikes approx. N 40º E and dips 50º to 65º NW. Pillowed mafic volcanic and ultramafic rocks lie stratigraphically above the MIS to the west.

The ultramafic rocks of the East Bay Sequence (EBS) form a magnetically distinctive belt from 1,500 to 2,000 feet in width along the length of the property. The EBS strikes in a NNE direction and dips 45 to 70 degrees to the NW. Water-covered and known previously only on the basis of a few drill holes and geophysical data, it consists of ultramafic horizons separated by a dominantly volcanic belt which contains variable amounts of felsic- and granodioritic- intrusive rocks. Ultramafic rocks are variably altered (carbonate, talc, serpentine, fuchsite) and locally strongly sheared and deformed. Original spinifex and flow top breccia textures are often preserved and there is convincing evidence that extrusive as well as intrusive ultramafic rocks are present.

The East Bay Deformation Zone (EBDZ) is wider than the EBS and contains many discrete, trend-parallel faults and shear zones.

At least three stages of deformation have been recognized and have been termed: D1, D2 and D3. Stages D1 and D2 are associated with penetrative cleavages (S1 and S2) whereas D3 is associated with late brittle faulting, best characterized by the Shaft Fault and associated faulting in the McFinley Shaft area (Hogg, Oct 2002).

D1 deformation is dominated by a moderate to strong foliation trending subparallel bedding (S0). S1 foliation is defined by chlorite and biotite within the pillowed to amygdaloidal basalts as a penetrative to spaced cleavage. Ankerite - Quartz veining is relatively widespread and forms a common background network of transposed veins.

D2 Deformation is dominated by shearing along the EBDZ. Discrete shears are most visibly represented as discrete Qtz-Aspy-Sphalerite-Galena breccia veins in mafic volcanic rocks and cutting BIF, or, as faults within the Ultramafic rocks of the EBS.  On McFinley Peninsula, the main D Vein and its lateral extension to the north of the Shaft fault (termed: B Vein) demonstrate excellent lateral and vertical continuity. D2 shears trend to the NE at a low angle to stratigraphy (10 to 15 degrees) and dip more steeply than stratigraphy. The movement along D2 shears is dominantly reverse/sinistral in sense.

A well developed S2-shear fabric commonly overprints the S1 cleavage and generates anastamosing cleavage domains. S2 trends to the NE, subparallel to S1, but dips sub-vertically to very steeply to the west, more steeply than the D Zone-type shear/breccia veins. The fabric is axial planar to several apparent ‘roll' structures in the Peninsula area and Qtz-Aspy veining (C Zone) is locally developed along this fabric.

A conjugate set of late brittle faults transect the property. These are commonly developed as relatively inconsequential minor faults, seams and fractures. Intense D3 fault corridors are developed however with some corridors up to 200 feet wide, best typified by the E-W trending ‘Shaft Fault'.

Hydrothermal alteration consists of Fe-carbonate, potassium addition, silicification, magnetite destruction and talc. Fe-carbonate replacement and veining, predominantly within mafic and ultramafic rocks, is the most widespread and pervasive alteration and is commonly associated with elevated to highly anomalous arsenic and antimony. Potassium addition is manifest as fuchsite (Chrome-rich muscovite) and biotite in mafic and ultramafic rocks, and as sericite (very fine grained muscovite) in felsic rocks. Silicification consists of veining, and as pervasive replacements. Magnetite destruction is most evident in BIFs and is commonly associated with Fe-carbonate alteration and sulphidisation.

Fe-carbonate, potassium addition, and silicification are all indicative of hydrothermal fluid transport, and are important vectors to gold mineralization. Zones of magnetite destruction, identified from detailed magnetic surveys, are important indicators of potential gold bearing structures.

Deposit Types

The gold deposits of the RLGB are somewhat atypical of Archean, greenstone, shear-zone-hosted vein-type deposits.

1) Mafic volcanic hosted deposits;

2) Felsic intrusive hosted deposits; and,

3) Stratabound deposits.

Group 1 deposits occur within zones of alteration several square kilometres in extent, typified by CO2 addition (forming Fe-carbonates) and Na2O, CaO, and MgO depletion.  On a more local scale, SiO2 and K2O addition forms alteration assemblages consisting of quartz, biotite, fuchsite (Chrome-rich muscovite), and sericite. It is also commonly associated with elevated Arsenic and Antimony. Gold mineralization in Group 1 deposits occurs in quartz-carbonate veins, quartz veins, sulphide lenses, stringers and disseminations, and in impregnations in vein wall rock. Tholeiitic basalt, basaltic-komatiite, and iron-formation are the dominant host rocks.

The majority of Group 2 deposits occur as shallow to steeply dipping, sulphide-poor, quartz veins and lenses hosted in sheared diorite and granodiorite of the Dome and McKenzie stocks, and as quartz vein stockwork in quartz porphyry dykes and small felsic plugs.

Group 3 deposits are only known to occur in the southern part of the RLGB and include the ore zones at the Madsen and Starratt-Olsen mines. Ore is of disseminated replacement style, located at the deformed unconformity between Balmer and Confederation assemblages. Gold mineralization is hosted by mafic volcaniclastic rocks and basalt flows, and consists of heavy disseminated sulphide within a potassic alteration zone, which grades outward into an aluminous, sodium depleted zone (Dube et al., 2000).

Mineralization

Numerous types of auriferous mineralization have been the focus of exploration and mining development on McFinley Peninsula.

Banded Iron Formation (BIF) - Chert

The BIF and chert horizons within the MS and MIS have received significant attention since the 1940's. They provide potential for narrow, sheet-like auriferous zones. The detailed underground investigation of the McFinley Peninsula demonstrates that within these sheets, higher grade zones occur. These plunge shallowly at 30 to 45 degrees to the southwest.

In the vicinity of the mine workings and on McFinley Island, mineralized BIFs contain variable amounts of pyrite and lesser amounts of chalcopyrite, sphalerite and arsenopyrite. Gold occurs in native form associated with sulphides and in fractures and minor veining, and is highly erratic in distribution. Higher grade areas within the BIFs form lenticular bodies which exhibit good vertical continuity and may extend over lengths of 200 feet or more. Normal zonal widths are in the range of 5 to 10 feet.

Auriferous mineralization is of several types and is due to a combination of sulphidisation of BIF and brittle fracturing of the BIF during D2-shearing. Two sets of brittle fractures have been demonstrated with often spectacular visible gold developed in veins and fractures within the competent units.

Mineralization is best developed within the lowermost stratigraphic BIF horizon, termed the ‘Footwall BIF' within the MS and MIS. Within the MS, this has been termed the C1-Chert Zone in historical mine plans. Mineralization also occurs within the C2 and C3 units and has been intersected within all five horizons. There is a strong association between well mineralised BIF and sulphide breccia veins.

Sulphide Breccia Veins

The D vein in the mine workings on McFinley peninsula is the best single example of a mineralized D2 Shear currently known on the property. The D Vein has a strike length of several thousand feet and is developed from surface to the depth of current drilling, over 1700 vertical feet. The vein varies from 0.5 feet to several feet in thickness and is characterized by several stages of sulphide-rich infilling. The vein typically contains cataclastic, rounded fragments of quartz, Qtz-Aspy cemented by various sphalerite - Aspy - Galena - Py - Po phases. Displacement cross the D vein is estimated as a minimum of 300 feet. The vein displaces and repeats BIF horizons within the MS.

Additional sulphide breccia veins, D2 sulphide-Qtz veins, and, sulphide-rich D2 shears, occur throughout the stratigraphy of the McFinley Property. The major veins and shears in the McFinley Peninsula area have been termed the D Shear, C shear and A shear and are spaced approximately 200 to 300 feet apart.

 C Zone

‘C Zone' mineralization occurs on the northern part of McFinley Peninsula. It is located in a ‘roll' of the Ultramafic EBS contact beneath the MS. Mineralization plunges 25 to 35 degrees to the SW from the 150 level to the 400 foot level where it is displaced by the shaft fault. High grade auriferous mineralization is located:

•

within Qtz-Aspy veins developed along the D2 fabric within mafic volcanics (FBS). Veining is multiple, attains thicknesses of about 5 feet, and may extend over horizontal lengths of 100 to 200 feet., and,

•

in carbonate and sericite altered zones with thin Qtz Veins and disseminated sulphides, within a ‘root' zone beneath the talc-carbonate altered ultramafic contact. The ‘root' zone trends along C Shear as the shear crosses and extends to depth within the EBS.

The ‘roll' structure is developed in response to the intersection of a major D2 shear with the ultramafic contact. Competency differences between the underlying Ultramafic and overlying mafic volcanic rocks  controls the character and environment of mineralization. C Zone type mineralization may be developed extensively along the Peninsula at all intersections between the D, C and A shear and the nearby EBS ultramafic contact.

Disseminated Arsenopyrite Replacement Zones

Within the McFinley Peninsula, a distinct zone of intense arsenopyrite replacement and silicification has been identified. The zone is 20 to 40 feet thick and, to date, returns only low grade gold values. The similarity between this style of mineralization and mineralization at the producing mines is very strong. On Mine area sections the arsenopyrite replacement zone is subhorizontal to shallowly dipping to the southeast, plunges at a low angle  to the south west, and cross cuts stratigraphy of the MS at a high angle.

Mineralization of this type has been reported from south of McFinley Island to McFinley Peninsula, and below the 400-foot level south of the Shaft fault.

Other Environments

Gold mineralization occurs in a variety of rock types and configurations. In general it can be observed to commonly lie within a few hundred feet of ultramafic contacts, within D2 structures, and in association with contacts between rocks exhibiting a wide contrast in competency. Drilling by Rubicon, on property-wide targets, has expanded the number and type of potential targets. Recent drilling has identified some high grade intersections, commonly with visible gold, in the following environments:

•

D2 conjugate shear structures which cross cut the trend of the EBDZ

•

silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite.

•

narrow, quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanics. Located throughout the stratigraphy these veins tend to be erratic in nature.

•

Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS

Exploration

Introduction

With the acquisition of the McFinley Mine Property in July, 2002, Rubicon proceeded with its review and accumulation of historic data. Initial Rubicon programs included a program of mechanical stripping on McFinley Island and in the vicinity of the shaft on McFinley Peninsula during July -September 2002. Seismic surveys were completed over water covered areas of the property to map lake bottom and bedrock topography (2002) and a helicopter-borne high resolution magnetic geophysical survey of the entire McFinley Gold Project property area. A total of 44 diamond drill holes have been completed by Rubicon during two phases of diamond drilling:

-

Phase 1 (November to December, 2002) : 1909.1 meters (6,263.5 feet) in 14 holes in the immediate area of the Peninsula

-

Phase 2 (February to April, 2003) : 9,704.4 meters (32,708.5 feet) of winter drilling including 24 holes to test property-wide targets from the ice of Red Lake,and a further 6 holes in the Peninsula area.

Geophysics

Geophysical surveys have been completed during the exploration program of Rubicon during 2002-2003 and is an integral part of the multidisciplinary approach being adopted on the Property.

High Resolution heli-borne Magnetic Survey

Results from a Questor aerogeophysical survey completed for the Ontario government in 1978 over the East Bay area were presented in the technical report of Hogg, Oct. 2002. In March 2002, Rubicon commissioned Fugro Airborne Surveys Corp. to complete an airborne magnetometer survey over the McFinley Property, a survey block located in McDonough, Bateman, Balmer and Dome Townships. The survey, flown between March 3 and March 11, 2002 provides a more detailed survey of the area with modern and more sensitive equipment. Traverse lines accounted for 683.5 line kilometers and tie lines a further 69.1 kilometers. The survey recorded detailed digital magnetic data using a gradient array of high sensitivity cesium magnetometers. A GPS electronic navigation system, combined with a GPS base station and post processing of the positional data, ensured accurate positioning of the geophysical data with respect to base maps.

The survey was flown at a mean terrain clearance of 60 meters and nominal line separation of 50 meters. Ground speed was maintained at approximately 30 meters/second, resulting in geophysical measurements approximately every 3 meters along the survey lines. The 3D-Gradient Magnetics system employs 3 sensors and provides measured gradients and total magnetic field.

Ground Magnetic Surveys

Rubicon has reviewed ground based- and ice based-magnetic surveys from the historical reports of prior work on the property. Some of these surveys date back to the 1940's.  In co-ordination with the recompilation and detailed re-interpretation of the property, new detailed ground surveys were completed across cut grids on McFinley Peninsula and McFinley Island during the fall months of 2002. Ice conditions permitted the extension of the detailed surveys over lake portions of the property in January-February 2003. The surveys contribute to the detailed interpretation of stratigraphic, structural and alteration trends across the Property and provide significant detail in areas adjacent to trenches or on the peninsula where specific magnetic features have been mapped or identified through drilling.

Trenching Program

A large program of mechanical trenching was undertaken during August - October 2002. Trenches were excavated up to 20 feet wide in areas of shallow overburden using a mechanical excavator. Exposed bedrock was washed with a wajax pressure pump. Exposed outcrop was mapped for lithology, structural data and mineralization and subsequently channel sampled. The trenching program extended into early winter conditions and mapping and sampling of the last two trenches on McFinley Peninsula was postponed until 2003.

Trenching on McFinley Island

Information and results from earlier work in the 1940's on McFinley Island are limited to drill logs, general interpretive geology maps and various comments in reports. No old drill core is available. Several shallow depressions in overburden were observed along the west side of the island at the location of these trenches, however only very minimal bedrock remained exposed.

Four trenches were excavated, mapped and sampled in detail.

Trenching on McFinley Peninsula

Four trenches were excavated.  One trench was mapped and sampled in detail and one additional trench area was sampled before the onset of winter conditions.

Results from Trenching

A significant volume of structural data was gathered during the mapping of these extensive outcrop areas. The stratigraphy, alteration and geology on the west side of the Island closely resembles that of the McFinley Mine Sequence on McFinley Peninsula.

Drilling

A total of 11,492m of drilling, carried out in 2002 and 2003, has been completed by Rubicon Minerals on the McFinley Gold Project.  Highlights of these results are presented in table 3.0.

Exploration Program for 2003

A program of 20,000 meters of surface diamond drilling, in coordination with continued relogging of historic drill core is proposed over the next 12 months. The estimated budget for this work is $2.2 M.

Table 3.0: Assays, >2.0 g/tonne Au, from drilling in 2002 and 2003.

Hole #	Length m	Dip	Az	From (m)	To (m)	Au g/tonne
MF-02-01	165.30	-70	95	73.10	73.45	3.67
				130.60	131.60	2.36
				131.60	132.30	2.34
				132.30	132.70	9.03
MF-02-02	199.00	-41	89	118.00	118.30	4.22
				136.65	137.25	3.28
				142.05	142.65	7.77
				150.00	150.60	63.49
				166.00	166.60	11.78
MF-02-03	149.00	-90	183	13.10	13.90	2.86
				25.50	25.80	6.94
				66.20	66.90	5.83
				67.35	67.70	16.95
				89.10	89.70	3.02
				90.55	91.10	2.53
				94.20	95.20	2.88
				110.40	110.70	6.49
				110.70	111.60	8.95
				129.60	130.50	2.75
MF-02-04	103.00	-55	89	11.60	12.30	2.35
				39.65	40.05	7.11
				40.05	40.40	2.63
				41.35	41.65	2.11
				41.65	42.05	2.47
				44.30	44.75	2.78
				45.05	45.35	2.88
				54.50	55.10	2.09
				55.10	55.90	4.83
				84.35	84.65	11.00
MF-02-05	92.80	-62	91	23.70	24.35	46.69
				29.60	30.30	3.28
				56.40	56.75	728.90
MF-02-06	80.00	-73	88	51.15	51.80	2.96
				51.80	52.30	2.84
				54.00	54.50	3.07
				57.00	57.30	7.03
				57.30	58.25	5.26
				64.80	65.30	3.36
				71.40	72.10	5.21
				72.10	72.40	6.65
				72.40	73.30	2.59
				74.00	74.85	3.17

Hole #	Length m	Dip	Az	From (m)	To (m)	Au g/tonne
MF-02-07	85.00	-71	91	40.00	40.45	3.54
				83.55	83.85	2.43
MF-02-08	131.00	-78	93	58.50	59.50	3.32
				69.30	69.90	5.65
MF-02-09	130.00	-55	91	69.50	70.00	2.61
				84.10	84.65	2.01
MF-02-10	174.00	-54	90	89.10	89.60	5.44
				127.10	127.70	3.81
				139.30	140.00	3.20
MF-02-11	126.00	-60	92	70.00	70.70	2.80
				70.00	70.70	2.80
				76.60	76.90	4.41
MF-02-12	104.00	-44	90	83.12	83.50	2.88
				88.90	89.17	3.82
MF-02-13	120.00	-70	91	26.60	26.80	3.69
				38.70	39.00	3.64
				77.80	78.40	7.62
				79.65	80.25	2.42
MF-02-14	250.00	-54	66	171.00	171.34	2.40
				179.80	180.24	2.32
				180.24	180.67	3.08
				184.06	184.50	3.46
MF-03-15	254.00	-45	88	143.60	144.25	4.80
MF-03-16	350.00	-45	58	20.40	20.75	20.90
				20.75	21.05	3.36
				90.75	91.35	2.02
				91.35	91.65	5.04
				91.65	92.05	2.00
				92.75	93.65	5.27
				163.40	164.00	9.53
				164.00	164.60	3.96
				185.00	185.30	4.05
				191.10	191.55	24.20
				213.20	214.20	46.00
				322.25	322.75	17.65
MF-03-17	52.86	-72	90	49.50	50.20	2.59
MF-03-18	343.00	-72	90	39.50	40.00	3.09
				77.64	78.15	4.72
				110.60	111.10	2.18
				111.10	111.65	2.14
MF-03-19	176.00	-45	58	52.35	52.75	3.96
				68.65	68.95	33.16
				71.15	71.50	4.54
				89.55	89.85	3.17
				113.40	113.80	3.41
Hole #	Length m	Dip	Az	From (m)	To (m)	Au g/tonne
MF-03-21	429.00	-85	88	90.40	90.92	3.59
				138.25	138.96	34.20
				211.42	212.42	2.58
				221.37	221.96	3.75
				230.68	231.32	2.91
				232.05	232.73	3.37
				278.86	279.24	33.33
				279.24	279.75	11.25
				282.20	282.85	2.21
MF-03-23	330.00	-80	90	87.32	87.64	2.07
				122.80	123.64	3.83
				189.15	189.82	3.13
				207.90	208.90	2.41
				211.75	212.70	9.58
MF-03-24	522.00	-45	58	210.30	210.65	2.11
MF-03-25	290.00	-65	83	53.55	54.17	17.75
				54.17	55.17	4.67
				100.17	100.55	3.63
				100.55	101.00	2.39
				101.00	101.50	2.72
				166.25	166.60	2.06
				180.45	181.12	65.80
				185.40	186.05	2.09
MF-03-26	363.00	-85	90	204.10	205.00	2.13
				241.60	242.12	4.08
MF-03-28	303.00	-50	73	91.85	92.84	2.66
				93.82	94.82	7.08
MF-03-29	410.00	-60	83	51.10	51.80	3.67
				61.40	62.00	2.99
MF-03-30A	326.00	-55	53	33.00	33.30	2.43
				40.80	41.10	2.02
				93.70	94.00	66.10
				94.00	94.47	2.14
				118.70	119.10	2.02
				161.50	161.80	2.59
				214.70	215.00	2.74
				240.70	241.10	8.28
				263.50	264.00	7.93
MF-03-33	410.00	-75	58	48.10	49.00	4.68
				63.50	64.50	3.90
				75.00	75.57	2.25
				77.27	78.10	3.10
				78.10	78.60	10.30
				224.50	225.00	10.85
				251.50	252.00	5.64
Hole #	Length m	Dip	Az	From (m)	To (m)	Au g/tonne
				252.00	252.40	6.13
				252.40	252.70	3.64
				308.00	309.00	2.43
MF-03-34	106.00	-70	53	49.10	49.60	5.88
				50.60	51.00	9.10
				51.00	51.40	9.11
				51.40	52.40	2.86
				70.30	70.80	2.66
				70.80	71.20	38.20
				71.20	72.05	2.07
				72.35	72.62	2.55
MF-03-36	107.00	-53	58	34.80	35.10	6.43
				46.00	46.70	2.90
				46.70	47.20	3.21
				61.90	62.35	11.35
				78.50	79.00	13.15
				86.00	86.30	2.27
MF-03-37	308.15	-50	58	63.40	64.00	2.77
				123.15	123.70	3.23
				150.70	150.90	8.10
				175.95	176.50	17.30
MF-03-37A	43.00	-45	58	38.00	38.50	2.26
MF-03-38	462.00	-57	90	98.60	99.00	12.50
				100.40	100.70	12.70
MF-03-39	443.00	-50	58	79.24	79.50	3.35
				132.75	133.50	2.92
				220.30	220.80	6.62
				331.00	331.80	2.01
MF-03-41	389.00	-55	58	14.30	14.80	3.15
				33.70	34.10	5.12
				90.10	90.45	8.34
				90.45	91.10	5.45
				174.10	174.70	11.75
				264.90	265.20	4.33
MF-03-42	272.00	-45	78	96.00	96.80	12.25
				176.00	176.45	2.01
				218.30	218.80	10.15
				218.80	219.30	7.59
MF-03-43	186.00	-45	93	127.00	128.00	2.30
				147.40	147.90	5.16
				101.70	102.20	4.28
				103.30	103.80	4.45

Appendix 1:

Claim List

1/

Mining Lease

License	Description	Township	Anniv. Date	Hectares
104721	KRL503297 - 503299, 526262	Bateman	1986-Nov-01	56.033
	.		Sub-total:	56.033

2/

Licenses of Occupation

Licence	Description	Township	Anniv. Date	Hectares
3186	KRL2155	Bateman	1945-Aug-01	9.9153
3187	KRL2156	Bateman	1945-Aug-01	13.678
3289	K1498	Bateman	1945-Oct-01	11.048
3290	K1499	Bateman	1945-Oct-01	2.428
3370	K1493	Bateman	1946-Mar-01	5.018
3371	K1494	Bateman	1946-Mar-01	18.737
3372	K1495	Bateman	1946-Mar-01	10.117
3380	K1497	Bateman	1946-Mar-01	6.111
3381	KRL246	Bateman	1946-Mar-01	4.330
3382	KRL247	Bateman	1946-Mar-01	4.532
10830	KRL11038-39	Bateman	1947-Jan-01	28.672
10499	K11487	Bateman	1941-Nov-01	5.738
10834	KRL11031	Bateman	1947-Jan-01	17.887
10835	K954 (rec. as KRL18152)	Bateman	1947-Jan-01	9.267
10836	K955 (rec. as KRL18515)	Bateman	1947-Jan-01	9.955
10952	KRL18514	Bateman	1947-Oct-01	17.478
11111	KRL18735	Bateman	1950-Jan-01	12.226
11112	KRL18457	Bateman	1950-Jan-01	10.967
11114	KRL18373	Bateman	1950-Jan-01	7.734
11115	KRL18374	Bateman	1950-Jan-01	19.688
11116	KRL18375	Bateman	1950-Jan-01	22.869
11117	KRL18376	Bateman	1950-Jan-01	15.018
10495	KRL11483	Bateman	1941-Nov-01	6.718
10496	K11482	Bateman	1948-Nov-01	5.637
10497	K11481	Bateman	1941-Nov-01	14.148
			Sub-total:	289.916

3/

Patented Claims

Claim No.	Parcel	Township	Anniv. Date	Hectares
K1498	992	Bateman
K1499	993	Bateman
K1493	994	Bateman
K1494	995	Bateman
K1495	996	Bateman
KRL246	997	Bateman
KRL247	998	Bateman
K1497	999	Bateman
KRL11481	1446	Bateman
KRL11482	1447	Bateman
KRL11483	1448	Bateman
KRL11487	1452	Bateman
K954 (recorded as KRL 18152)	1977	Bateman
K955 (recorded as KRL 18515)	1978	Bateman
KRL18457	2449	Bateman
KRL18735	2450	Bateman
			Sub-total	400 acres

2. Red Lake Properties, Ontario

Through the acquisition of the properties making up the Red Lake Property, the Company has established a large land position in the Red Lake gold camp, Ontario.  The Red Lake Property consists of the Red Lake Joint Venture ("RLJV") Properties and other Red Lake Properties.  The RLJV Properties consist of the Meunier Property and a number of contiguous individual properties currently under option to the Company including Humlin West, Red Lake West, Red Lake Extension, Red Lake East Coli Lake, MacKenzie, Advance Red Lake, Rivard, Golden Tree, Newman Todd and East Bay Properties.  The Company's other properties in the district are the McCuaig, Baird, Pipestone North, Pipestone South, Pipestone East, Hammell Lake, and Wolf Bay Properties.

2A. RED LAKE JOINT VENTURE PROPERTY

Joint Venture Agreement with AngloGold (Canada) Exploration Company

In January 2000, the Company signed a Letter of Intent with AngloGold North America Inc., a wholly owned subsidiary of AngloGold Ltd., to option a 60% interest in the majority of its Red Lake Properties.  A formal agreement (the "Rubicon-AngloGold Agreement") was executed on May 5, 2000 by the Company and AngloGold (Canada) Exploration Company ("AngloGold"), whereby AngloGold earn an initial 60% interest in the properties comprising the Red Lake Joint Venture, in consideration for incurring US$3.0 million in exploration expenditures over five years, of which US$300,000 is a firm commitment for the initial year of the agreement (completed).  The Company will remain the Operator of the Joint Venture until the earlier of the second anniversary of the agreement (January 24, 2002) or until AngloGold has expended US $1.0 million in exploration, at which point AngloGold may elect to become the Operator (in November 2001 AngloGold elected to maintain the Company as operator in 2002).  Upon earning its 60% interest, AngloGold can earn an additional 10% interest by paying the Company US$250,000 within 90 days of vesting for a 60% interest.  Within 100 days of AngloGold vesting for a 60% or 70% interest, the Company can elect to have AngloGold pay all exploration costs until a positive production decision is reached, at which point the Company could maintain its interest by reimbursing AngloGold its share of the costs of the project incurred since the vesting of AngloGold's interest.  The Company's interest would be diluted to the extent that it did not make such reimbursements or participate in future cash calls subsequent to a positive production decision.  In January 2002, the Company and AngloGold amended the terms of the RLJV agreement to add the Red lake East Adams Lake gold property to the RLJV in consideration for AngloGold agreeing to incur an additional US$400,000 in exploration expenditures (total US$3.4 million) and to make annual cash payments to the Company of US$10,000.

The Rubicon - AngloGold project, the RLJV, includes the Meunier, Humlin West, Red Lake West, Red Lake Extension, Red Lake East, Coli Lake, Bysshe, Advance Red Lake, Rivard, Newman-Todd, Golden Tree, East Bay and MacKenzie Properties.

English Royalty Acquisition

In March 2003 the Company acquired rights to property and contractual interests in a portfolio of 63 mineral properties, mainly in the Red Lake district of Ontario, from prospector/entrepreneur Perry English. The terms of the acquisition grant to the Company certain rights to all payments, receivable by English, from the mineral properties. As at March 7, 2003, the properties were optioned to 21 different exploration companies including the Company.

Included in the properties that comprise English Royalty Acquisition ("ERA") are certain properties which are held by the Company under the RLJV project.  The specific ERA properties that lie within the RLJV project are: the Red Lake West, Humlin West, Red Lake East, Coli Lake, Baird, Slate Bay English Option, Adams Lake, East Bay and MacKenzie Properties.  The payment terms remain the same for these properties, with AngloGold covering all option and share payment costs.  As of March 7, 2003, in accordance with the terms of the English Royalty Acquisition agreement, these payments are now made to the Company.

Except for existing Company properties, certain of the acquired property interests situated in the Red Lake gold camp may be subject to an area of influence provision with AngloGold.

Location and Description

The RLJV Property (the "Property") is located in the Red Lake gold camp, Ontario, centered roughly 10 km north of the town of Red Lake. The Property is one of the largest land packages held by an individual company in the Red Lake greenstone belt, and consists of 27 patented mining claims, 2 mining leases (7 claims) and 306 unpatented mining claims, totaling 1335 units and approximately 19,448 ha (194 km2).

The Property is located in the Red Lake Mining Division, Ontario, centered roughly 10 km north of the town of Red Lake (Map 3A). Red Lake, located in northwest Ontario, is 140 kilometres north-northeast of Kenora and 435 kilometres northeast of Winnipeg, Manitoba, the nearest major city.

Exploration History

Portions of the Property were first prospected during the Red Lake gold rush in the late 1920s and early 1930s. Since that time the property has been intermittently explored by numerous companies. Virtually all of the exploration was for gold mineralization, except for brief periods when ultramafic rocks in the RLGB were examined for their base metal potential. Portions of the property may also have been looked at for volcanogenic massive sulphide style mineralization. More recently, ultramafic rocks have been examined for their PGE potential.

Owing to the large size of the RLJV Property (19,448 ha) and prolonged history of exploration activity, it is not practical to detail the exploration history for the entire Property. A detailed exploration history is provided only for the five main target areas - DMC, Slate Bay, Humlin, Adams Lake, and Rivard-Advance Red Lake (Map 3A).

DMC History

Previous to Rubicon

A search of assessment report data filed with the MNDM indicates only minor work was conducted in the DMC area prior to 1986.

Between 1986 and 1990 Sherritt Gordon Mines Ltd., and later a Sherritt-Gordon/Outokumpu joint venture conducted integrated programs of airborne and ground geophysical surveys, geological mapping, trenching, sampling and drilling but only some of this work has been filed for assessment credits. The apparent exploration strategy was to use geophysics to delineate and define stratiform/stratabound iron formations for follow-up geological evaluation and drilling.

Drilling by Sherritt-Gordon/Outokumpu intersected numerous intervals of >1 g/t Au, with the highest value being 90.00 g/t Au over a core length of 0.15 m. True width, orientation and continuity of the gold intersections are largely unknown. Gold mineralization primarily occurs within iron formation/chert breccia, tholeiitic basalt and basaltic komatiite to komatiite. Select mineralized intervals from Sherritt-Gordon/Outokumpu drill holes were re-assayed by Rubicon personnel by quartering the remaining drill core.  Re-assay values verify the reported results.

Rubicon Historical Work

The Company optioned the claims in the DMC area in February 1996, and from 1996 though 1999 conducted first phase geological mapping, prospecting, trenching, stripping, sampling, geophysical surveys and diamond drilling. In May 2000, AngloGold entered into an option agreement with the Company on the claims, since which time additional geophysical surveys and diamond drilling have been conducted.

The Company has carried out systematic exploration on the DMC area since 1996 including geological mapping, lithogeochemical sampling, soil sampling, historical drill core re-logging and resampling (Sherritt-Gordon/Outokumpu drill core).   Exploration by the Company also comprised a 109 line km detailed ground magnetic survey and a 29 line km IP survey during 1997 with follow-up drilling during the winter of 1998.  During 1998, eleven holes were drilled on the Property for a total of 2476 m. The drill holes intersected numerous intervals of gold-mineralization (44 samples with > 1 g/t Au; highest assay 14.4 g/t over 0.4 m) and provided valuable geological information in areas largely overlain by lake cover, including the identification previously unrecognized ultramafic rocks, which are a key rocktype associated with gold mineralization at the major producing mines in the belt.

Following AngloGold entering into the RLJV with the Company in January 2000, a SPECTREM magnetic and EM survey was flown over most of the RLJV Property, including the entire DMC area. Outcrops on Dorion Island were stripped, channel sampled, and mapped in detail in 2000 and 2001. In January and February 2001, Scintrex Ltd. carried out a detailed helimag survey over the DMC target area using a towed-bird vertical magnetic gradiometer system (continuous sampling along 50 m spaced lines). The helimag data augmented that of the SPECTREM survey and ground surveys carried out in 1997. The high-resolution magnetic data is very effective at mapping rock types and structure, and aided definition of drill targets tested in 2002.

A 14 hole drill program totaling 4879 m was completed in February and March 2002. The program tested 5 conceptual targets within the DMC area (outlined below), and intersected numerous intervals of gold mineralization (26 samples with > 1 g/t; highest assay 8.83 g/t over 0.35 m). New zones were discovered in areas of previously undocumented gold mineralization, and geological environments with striking similarity to the Campbell and Red Lake mines were established. In addition, drilling in the DMC area confirmed the development of an extensive and previously unknown ultramafic body over a strike length of six kilometres.

Slate Bay History

Previous to Rubicon

The Slate Bay target area was first prospected by Paul Martin in 1927.  Early work consisted of minor trenching and stripping of gold-bearing sulphidic conglomerates and intrusive rocks. Slate Bay Gold Mines resumed exploration on Paul Martin's claims in 1945, excavating trenches and completing 19 shallow diamond drill holes. Gold values reportedly averaged 0.10 oz/ton (3.43 g/t) over 15.2 m from the main trench at the #1 Showing, with assays of up to 0.46 oz/ton (15.8 g/t) returned from grab samples (Durocher et al., 1987). Holes were drilled beneath the #1 Showing and the #2 Showing, with much lower gold grades encountered in drill core than at surface. Exploration by Slate Bay Gold Mines ceased following a geological mapping program in 1946. Exact location and orientation of drill holes is unknown.

In 1962, Cochenour Explorations Ltd. drilled 6 holes in and around the area worked by Slate Bay Gold Mines' showings (Durocher et al., 1987). Exact location of drill holes, assays and logs were not available to the authors.

Bluestack Resources Ltd. performed a considerable amount of work in the region between 1981-1984, including mapping, sampling, soil and till geochemistry, and diamond drilling; however the majority of the work was on claims south and east of the Slate Bay target area. Magnetic and EM surveys over central Slate Bay are the only work by Bluestack Resources that overlap the Slate Bay target area.

In 1987, Pure Gold Resources explored the southern portion of the Slate Bay target area, focusing on known gold occurrences that were explored by Consolidated Fulbro Gold Mines between 1947 and 1949. Pure Gold completed 4 diamond drill holes, which followed-up on grab samples from trenches that returned up to 7.85 g/t Au; the best reported drill intercept is 3.90 g/t Au over 1.5 m (Mandziuk, 1988).  No assay values are reported for the 8 holes completed by Consolidated Fulbro Gold Mines.  See table below for a summary of exploration history at Slate Bay.

Resampling of trenches by Rubicon at the #1 Showing and #2 Showing has verified the gold values reported by Slate Bay Gold Mines.  Gold values reported by other workers have not been verified.

Previous work on Slate Bay target area claims.

Year	Company	Work Done	Area of Property
1927	Paul Martin	prospecting	Head Bay (north end of Slate Bay)
1945 - 1946	Slate Bay Gold Mines Ltd.	trenching and drilling, 19 holes (1266 m) geological mapping	Head Bay (north end of Slate Bay)
1947-1949	Consolidated Fulbro Gold Mines	diamond drilling, 8 holes (223 m)	western shore of Slate Bay (southern part of Slate Bay target area)
1962	Cochenour Explorations Ltd.	diamond drilling, 6 holes (total meters unknown)	Head Bay (north end of Slate Bay)
1982	Bluestack Resources Ltd.	ground magnetic and EM surveys - most work done east of Slate Bay target area and not on Property	central Slate Bay
1987	Pure Gold Resources	diamond drilling, 4 holes (621 m) geological mapping and surface sampling	western shore of Slate Bay (southern part of Slate Bay target area)

Rubicon Historical Work

Rubicon first explored the Slate Bay area during a reconnaissance mapping and sampling program in the summer of 1999. Anomalous gold values returned from trenches excavated in the 1920s and 1940s at the northeast end of Slate Bay prompted a program in 2000 of mucking and blasting old trenches, stripping, detailed mapping, and sampling. Limited channel and chip sampling of altered and mineralized rocks include the following weighted average results:

    Chip sample:  3.44 g/t Au over 21.85 metres, including 5.60 g/t Au over 6.1 metres

    Channel sample (parallel to chip sample, 7 m to northeast): 1.14 g/t Au over 36.93 metres.

Abitibi Geophysics conducted ground magnetic and IP surveys in March 2001, on a 28.4 line km cut grid (over land and ice) with 100 m line spacing. A gradient array survey was initially carried out over the Slate Bay area grid using 25 m dipoles and a ~9 km current dipole. A dipole-dipole survey was then conducted on five selected lines using 25 m dipoles and n=6 to better resolve pronounced chargeability and resistivity anomalies detected by the gradient survey. Finally, a pole-dipole survey was carried out on seven newly extended lines and two previous lines using 25 m dipoles and n=6 to map the anomalous chargeability and resistivity zone to the southwest of the original Slate Bay grid.

In July 2001, magnetic and IP surveys (pole-dipole array, n=6) were carried out on 6 new lines (totaling 6.3 line km), extending of the northwest edge of the original IP grid.

IP data collected in March 2001 was reviewed, inverted and interpreted by independent consulting geophysicist Dennis Woods (P.Eng), of Woods Geophysical Consulting Inc. in May 2001. The sedimentary and volcanic rocks in the survey are characterized by high overall chargeabilities (e.g. 20 to 60 ms), whereas intrusive rocks generally have lower chargeabilities, although surprisingly high chargeability zones (up to 50 ms) due occur locally in the intrusive. There is good correlation between an intense chargeability high and gold-bearing, sulphidic conglomerate and quartz-arenite that is mapped at stripped and channel sampled outcrops. The chargeability anomaly associated with the stripped outcrops extends 100 m to the northeast, to the edge of the survey, and 500 m to the southwest, up to the contact of the trondjhemite intrusion. Also of interest is a chargeability high in mapped intrusive rocks that is associated with an east trending resistivity low structure. Many of the chargeability anomalies occur at depths of 25 to 75 m, and therefore would require drilling to be tested.

A detailed helimag survey (continuous sampling along 50 m spaced lines using a towed-bird vertical magnetic gradiometer system) was flown in October 2001 by Fugro Airborne Surveys. Quality control was achieved by internal review of the survey data by AngloGold personnel at the time that the survey was flown. The magnetic data augmented that of the SPECTREM magnetic and EM survey that was flown over most of the RLJV Property in the summer of 2000. The high-resolution magnetic data combined with the SPECTREM EM data is highly effective at mapping rock types and structure, and defined several targets that require follow-up in the future.  Of particular interest is the identification of large, previously unrecognized, highly magnetic bodies within the Balmer stratigraphy, which are believed to be ultramafic intrusions similar in character to those that are spatially associated with gold mineralization at the Campbell and Red Lake mines and along the East Bay trend between the McFinley prospect and the Cochenour-Willans mine.

Six holes, for a total 1672 m, were completed at the Slate Bay target area in 2001. Five of the holes tested the #1 Showing area, and the sixth hole tested an IP chargeability anomaly in intrusive rocks located 1600 m to the southwest. Collar locations were chained from the existing property grid, and Sperry-Sun tests were taken at 60 m intervals to provide downhole survey control. Capped casing was left in all holes, allowing the option for downhole geophysical surveys, and facilitating relocation of holes at a later date. All holes were drilled with NQ (46 mm diameter) core.

Broad zones of gold mineralization (>300 ppb Au) were encountered over a 100 metre strike length in the five holes (SB01-01 to SB01-05) that tested the #1 Showing. Sections include: 1.19 g/t Au over 15.59 metres in hole SB01-01 within mafic volcanics; 2.56 g/t over 2.3 metres, including 5.65 g/t Au over 0.75 metres, in SB01-04 within mafic volcanics; and 1.25 g/t Au over 5.7 metres, including 7.65 g/t Au over 0.34 metres, in hole SB01-03 in sediments. Mineralization occurs either side of an angular unconformity in mafic volcanics and overlying sediments.  Two of the holes drilled at the #1 Showing intersected wide intervals of ultramafic rocks within the Balmer mafic volcanic package.

The sixth hole, which tested a chargeability high in intrusive rocks, intersected 2 zones of strongly developed ductile shearing that locally contained anomalous gold values (up to 420 ppb Au). The shear system appears to strike east and may become more prospective where it intersects mafic volcanic rocks west of the #1 Showing area.

MAP 3B

RLJV Property, Ontario

Target Area Map

410000
420000
430000
440000
450000
460000
Legend
Target Areas
RLJV Property
Rubicon Land Holdings (not included in RLJV)
Major Mines
Red Lake outline
Roads
N
5680000
5670000
5660000
5650000
5640000
Slate Bay
DMC
Adams Lake
Rivard
Humlin
Cochenour-Williams
Campbell
Red Lake
Red Lake
Red Lake
Madsen
2 0 2 4 Kilometers

Humlin History

Previous to Rubicon

The Humlin Target encompasses a large area, measuring approximately 7 km east-west and 3.5 km north-south, that straddles a regional-scale deformation zone referred to as the Pipestone Bay - St. Paul Bay Deformation Zone (Andrews et al., 1987). The area was undoubtedly prospected during the Red Lake gold rush in the late 1920s and early 1930s, but the first record of exploration in MNDM assessment files was by J. Hurnous Sr. & Jr. in 1950. Since 1961 the area has seen intermittent exploration activity, typically consisting of ground magnetic and EM surveys and modest diamond drilling programs. The majority of the exploration was focused on and around the Fisher Islands in Balmer Assemblage volcanic rocks west of the contact with the Dome granitoid stock.

Previous work at the Humlin Target has indicated a permissive environment for gold mineralization, with similar rock types, alteration and structure to those associated with the major producers in the Red Lake camp; however, reported Au values are low and the best drill intersection from 6649 metres of reported drilling is 0.04 oz/ton Au over 5 ft (1.37 g/t Au over 1.52 m).

Adjoining properties to the south (currently under option to Placer Dome Ltd.) contain numerous recognized zones of gold mineralization (e.g. Humlin, and Redruth showings). According to a report by P.A. Fernberg (1986), average grade at the best showings from trenching and drilling from 1940 -1946 ranged from 0.17 - 0.38 oz/ton Au  (5.83 - 13.03 g/t Au) over widths of 1 to 2 ft (0.31  - 0.61 m), with isolated multi-ounce intervals reported. Presumably the proximity of these showings encouraged exploration by previous workers on the largely water covered Humlin Target claims that are currently held by Rubicon. It must be stated, that although geological similarities exist the occurrence of mineralized zones on adjoining properties in not necessarily indicative of similar mineralization occurring on Rubicon's Property.

Previous work on Humlin target area claims.

Year	Company	Work Done	Area of Property
1950	J. Hurnous Sr &Jr	diamond drilling, 11 holes (324 m)	Fisher Islands
1961	Dickenson Mines Ltd.	diamond drilling, 2 holes (441 m)	Fisher Islands
1961	Alcon Exploration and Mining	diamond drilling, 5 holes (167 m)	Fisher Islands
1964	Dickenson Mines Ltd.	diamond drilling, 4 holes (343 m)	south of Martin Bay
1966	Cochenour Explorations Ltd.	diamond drilling, 6 holes (542 m)	Martin Bay
1970	Madsen Red Lake Gold Mines Ltd.	ground magnetic and EM survey	Fisher Islands
1971	Madsen Red Lake Gold Mines Ltd.	diamond drilling, 1 hole (418 m)	Fisher Islands
1972	C.H. Huston	40 km line grid @ 61 m (200 ft) line spacing VLF EM survey; diamond drilling, 1 hole (123 m)	Middle Narrows
1973	C.W. Peterson	diamond drilling, 10 holes (984 m)	Fisher Islands
1976	C.W. Peterson	diamond drilling, 7 holes (633 m)	Fisher Islands
1977	C.W. Peterson	diamond drilling, 9 holes (1008 m)	Fisher Islands
1980	Selco Mining Corporation	ground magnetic and Max Min horizontal loop EM surveys; diamond drilling, 1 hole (68 m)	south of Martin Bay
1981	Gold Fields Mining Corp.	ground magnetic and VLF EM surveys	Middle Narrows, Martin Bay, Fisher Islands
1982	Gold Fields Mining Corp.	diamond drilling, 7 holes (689 m)	Fisher Islands
1985	Homestake Mineral Development Company	Aerodat airborne magnetic and VLF EM survey (202 line km)	Fisher Islands
1986	Chevron Resources	lake sediment sampling	Fisher Islands
1987	Chevron Resources	geological mapping and geochemical sampling; diamond drilling, 4 holes (948 m)	Fisher Islands
1987	Noramco	ground magnetic and VLF EM surveys	Martin Bay
1990	D.J. Meunier	diamond drilling, 1 hole (152 m)	Fisher Islands
1991	Aur Resources	geological mapping and prospecting	Fisher Islands
1997	Wolfden Resources Inc.	ground magnetic survey	Fisher Islands

Rubicon Historical Work

Rubicon first explored the Humlin area during reconnaissance prospecting and mapping in the summers of 1999 and 2000, at which time strongly Fe-carbonate altered mafic and ultramafic rocks with a likeness to those bearing auriferous quartz veins in the DMC area were identified.

In January/February 2001, Scintrex Ltd. carried out a detailed helimag survey over the entire Humlin target area using a towed-bird vertical magnetic gradiometer system (continuous sampling along 50 m spaced lines). Quality control was achieved by internal review of the survey data by AngloGold personnel at the time that the survey was flown. The helimag data augmented that of the SPECTREM magnetic and EM survey that was flown over most of the RLJV Property in the summer of 2000.  The high-resolution helimag data, combined with the SPECTREM EM data, was very effective at mapping rock types and structure, which were previously poorly understood due to the low percentage of outcrop in the area. Highly magnetic ultramafic bodies, which are known to have a close spatial association with ore zones at the Campbell and Red Lake mines (Dube et al., 2002), were identified and selected as drill targets where transected by interpreted fault structures.

Four holes, for a total of 911 m, were drilled at Humlin during the 2002 drill program.  All holes were drilled from the ice and utilized NQ (46 mm diameter) core. Collar locations were surveyed using a real-time, satellite corrected, Trimble GPS system with sub-meter accuracy. Reflex or Sperry-Sun tests were taken at 60 m intervals to provide downhole survey control.

Three of the holes (HUM-02-02 to HUM-02-04; 823 m) were drilled in a north-northeast directed fence across the Pipestone Bay - St. Paul Bay deformation zone in Balmer strata. The holes intersected variably sheared weak to moderately talc, sericite, carbonate altered ultramafic, gabbro, mafic volcanic and chert breccia. Highly anomalous arsenic values are associated with altered and deformed zones in hole HUM-02-04, with 12 samples carrying greater than 250 ppb As (highest As value was 1180 ppm).

The fourth hole (HUM-02-01) was designed to test the contact of a large ultramafic body intersected by interpreted fault structures, roughly 3000 m west of HUM-02-02, 03 and 04.  The hole was drilled through deep water and sediment cover, and was abandoned due to technical difficulties at 88 m, only 15 m into bedrock. HUM-02-01 was the only hole drilled of three holes originally proposed to test the target.

Adams Lake History

The Adams Lake Property encompasses and area of approximately 7 km by 3.5 km.  There exists record in MNDM assessment files for 141 diamond drill holes have been completed within the vicinity of the Adams Lake Property since 1946, with 76 drill holes completed on the current RLJV Adams Lake Property.  It is important to note that although a large number of holes have been drilled in the area, many of them have tested shallow targets using very incomplete surface datasets.  For instance drilling by Dickenson in the 1940's drilled mainly shallow (100 feet) holes into what was likely unmineralized granite.  Below is a summary of exploration conducted in the vicinity of the Adams Lake Property.  The historical record of exploration is thought to be incomplete with very little reporting of assays within assessment file reports.

Previous work on and surrounding the Adams Lake Property:

Year	Company	Work Done	Au assays
1946-1947	Redpointe Gold Mines Ltd.	diamond drilling, 6 holes (2,894.3 feet)	Up to 6.3 g/t across 3 ft and 5.6 g/t across 4 ft
1940's	Dickenson-Isbel	diamond drilling, 17 holes (1,693 feet)	Intersected granite No assays reported
1957-1959	Cordoba Mines Ltd.	diamond drilling, 50 holes (18,795 feet)	No assays reported
1958	New Dickenson Mines Ltd.	diamond drilling, 3 holes (1,200 feet)	No assays reported
1969-1970	Cochenour-Willans Gold Mines Ltd.	diamond drilling, 8 holes (>1,400 feet)	No assays reported
1970-1971	Petersen Red Lake Mines Ltd.	diamond drilling, 5 holes (1,484 feet)	No assays reported
1974	C. Petersen	diamond drilling, 9 holes (2,439 feet)	No assays reported
1976	C.W. Petersen	diamond drilling, 2 holes (701 feet)	Up to 0.7 g/t Au across 5.5 ft
1977	Dome Exploration Ltd.	diamond drilling, 13 holes (7,401 feet)	No assays reported
1978-1979	Onaping Resources Ltd.	Line cutting, geological mapping, ground magnetic, EM surveys, diamond drilling, 7 holes (3,965 feet, 88 samples)	No assays reported
1980	Beth-Canada Mining Company Ltd.	diamond drilling, 2 holes (795 feet)	No assays reported
1982	Dickenson Mines Ltd.	diamond drilling, 4 holes (1,005.5 feet)	Up to 3.09 g/t across 0.6 metres
1983	Eldor Resources Ltd.	diamond drilling, 7 holes (1,043.5 m)	310 ppb (biotite and carbonate altered mafic rocks) and 240 ppb in sulphidized iron formation
1985	Granges Exploration Ltd.	diamond drilling, 7 holes (477.32 m)	No assays reported
1986	Cominco Ltd.	diamond drilling, 1 hole (300 feet)	No assays reported
1987	Tenajon Silver Corporation	diamond drilling, 2 holes (1,614 feet)	No assays reported

Rivard History

Historical exploration on the Rivard, Advance Red Lake and Newman-Todd properties has been documented as far back as 1936.  In general there is a fairly good record of past exploration.  However, some of the historical data is poorly documented.

During 1936 and 1937, prospecting, trenching, test pitting and 125 m of diamond drilling (results unknown) were carried out by Dupont-Hodgson Gold Mines Ltd.  Extensive trenching, diamond drilling (total metres and results unknown) and surface bulk sampling were conducted from 1944 to 1947. Test bulk sampling consisted of extracting approximately 60 tons of material blasted from approximately 18 erratically distributed pits, which was crushed on site and shipped to the Cochenour mine for milling (recoveries are reportedly high). Several problems with the sampling procedure were identified by Bell (1944), and considerable work is required to substantiate grade estimates based on this sampling.

Select drill hole intersections reported in the Northern Miner (1946) include:

Width (ft)	Reported Grade	oz/ton*
5.0	$24.50	0.63
10.0	$15.40	0.40
9.0	$7.70	0.20
6.0	$9.80	0.25

* oz/ton grade based on a gold value of $38.50/ounce.

During 1988, Canamax Resources Inc. (Canamax) collected 80 grab samples from old trenched exposures within the main mineralized area.  Assay results from the Canamax sampling gave a maximum gold assay of 292.15 g/t Au with 36 of the 80 samples assaying greater than 1 g/t Au.  Most of the samples were collected from quartz and quartz-carbonate veins and surrounding pyrite altered wallrock.  The majority of the samples collected by Canamax were from the northwest trending vein sets that are often gold bearing.  Sampling may be biased to this orientation give the high number of trenched exposures that follow this vein orientation.

Inmet Mining Ltd. collected 50 grab samples distributed evenly over the central part of the claim area during the summer of 1994.  Results include a maximum gold assay of 37.7 g/t and 1.4 g/t with the next highest assay of 0.3 g/t.  The samples were collected with the main goal of characterizing alteration across the property.  The samples were analyzed for Au, Ag and major element oxides as well as a host of trace elements.

Inmet also collected a total of 92 channel samples.  The samples were collected within the central part of the property nearly 100 m to the west of the main mineralized area.  The samples were collected from quartz porphyry or quartz crystal tuff.  Samples were generally oriented east-west and crosscut thin 1-2 cm quartz veins within the felsic host rock.  Inmet report that quartz veins within the sampled area are dominantly oriented at approximately 320 degrees with subordinate northeast (050 degrees) oriented quartz veins.  A maximum gold assay of 5.99 g/t across 1.5 m was gained from this sampling program with an average grade of 0.91 g/t across 19.5 m.

Owner/Operator O'Brien Rivard performed selective high-grade mining from surface pits and drilling of 10 holes ranging from 50 to 125 m in length during the 1980's.  Drill core from these holes was not assayed by Mr. Rivard, however, narrow sections of visible gold are reported.

Rubicon optioned the Rivard Property from the Estate of O'Brien Rivard in August 2002 and commenced exploration on the Property in October 2002, the results of which are presented below.

Advance Red Lake History

Advance Red Lake Gold Mines Ltd. carried out trenching and diamond drilling during the 1940's of which there is very little record.  Some of the work, including drill hole and trench locations, are presented in Horwood (1945).

During 1985 Noranda Inc. carried out systematic exploration (predominantly in the south and east portion of the Advance Property) comprising line cutting, geological mapping and trench sampling.  Noranda cleared many of the existing trenches from exploration during the 1940's. These trenches were systematically chip sampled resulting in a maximum reported gold assay of 0.16 oz/t (5.48 g/t).

Noranda drilled a total of five (5) diamond drill holes on the Advance Property totaling 634.2 metres.  The drill holes targeted a magnetic and chargeability highs coincident with the trace of iron formation outcrop in the southeast corner of the Advance Red Lake Property.  The iron formation was discovered to be highly (up to 40%) sulphidized (Po, Py) chert-magnetite iron formation.  Zones of high-sulphidization explained the associated chargeability anomaly.  Sampling of the drill core from top to bottom resulted in anomalous (0.01 oz/t (340 ppb)) Au assays.

During 1996 and 1997 Hemlo Gold Mines Ltd. carried out systematic property-scale exploration comprising line cutting, prospecting and rock grab sampling, ground magnetic and IP surveys and geological mapping.  A maximum reported gold assay of 7.63 g/t resulted from the Hemlo rock grab sampling program.

A two-day reconnaissance mapping prospecting program was carried out in September 2000, which identified narrow quartz veins cutting highly carbonatized ultramafic rocks and quartz porphyry.  Visible gold was noted in one 2 cm wide quartz vein located within an historic pit.  In total 10 rock grab samples were collected resulting in a maximum gold assay of 385 ppb.

Geology and Mineralization

Regional Geology

The Red Lake gold camp is situated in the Red Lake greenstone belt, an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Province of the Canadian Shield. The Red Lake greenstone belt ("RLGB") records a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Balmer, Ball, Bruce Channel, Trout Bay, Slate Bay, Huston, and Confederation). The oldest and most economically important is the 2.94 - 2.96 billion year old Balmer assemblage, which consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with lesser felsic volcanic, clastic and chemical sedimentary rocks. The majority of gold occurrences and all of the >1 million ounce gold deposits in the belt are hosted by Balmer assemblage rocks at or near to an angular unconformity with overlying Huston (<2.89 Ga and >2.74 Ga) and Confederation (2.75 - 2.73 Ga) assemblage sedimentary and felsic to intermediate volcanic rocks. Polyphase deformation involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2) reflected in folds and fabrics of low to moderate finite strain. Overall strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization.

Property Geology

DMC Geology

Stratigraphy

The DMC area is underlain by presumed Balmer assemblage rocks consisting of mafic to ultramafic flows and intrusions, and minor sediments that are unconformably overlain by Huston and Confederation assemblage conglomerate, felsic crystal tuff, argillite and wacke. Rare felsic plugs of unknown age intrude the sequence.

Stratigraphy youngs from east to west across the DMC area, with the base of the section marked by a package of variolitic, tholeiitic pillow basalt of unknown stratigraphic thickness that is discontinuously overlain by chert-magnetite iron formation. These, in turn, are overlain in apparent stratigraphic sequence by a package of dominantly massive to locally pillowed and flow brecciated basaltic komatiite to komatiite flows (and possible sills) with locally preserved spinifex textures, and minor tholeiitic basalt. The contact between the two volcanic packages is occupied by a thick (~ 150 m), variably talc and Fe-carbonate altered peridotite sill.

Chert-rich conglomerate and breccia occur discontinuously along an angular unconformity that separates Balmer volcanic rocks from massive to poorly bedded quartz-crystal tuff of the Confederation assemblage. Felsic tuff is stratigraphically overlain by pyrrhotite-rich well-bedded argillite and wacke.

Stratigraphy is repeated across a major ductile structure that extends from the north side of Dorion Island northeast through Post Narrows. Basaltic komatiite, komatiite and tholeiitic basalt northwest of this structure are interbedded with chert-magnetite iron formation and argillite.

Structure

Stratigraphy in the DMC area is folded about tight, shallowly to steeply west to southwest plunging folds. Variation in plunges indicates the probable occurrence of northwest trending cross-folds. Strong shearing and highly attenuated stratigraphy characterize limbs of folds.

Axial planar foliation deflects from an azimuth of 090º in the east to 060º in the west, reflecting the regional scale transition from ‘Mine Trend' fabric (110º) east of the DMC area to ‘Post Narrows Trend' fabric (060º). Foliation parallel shear zones with intensely developed shear fabrics are developed over widths of 0.5 m to several 10s of meters. Northwest trending strike-slip faults offset stratigraphy by up to 100 m.

Alteration

Hydrothermal alteration consists of Fe-carbonate, potassium addition, silicification, magnetite destruction and talc. Fe-carbonate replacement and veining, predominantly within mafic and ultramafic rocks, is the most widespread and pervasive alteration and is commonly associated with elevated to highly anomalous arsenic and antimony. Potassium addition is manifest as fuchsite (Chrome-rich muscovite) and biotite in mafic and ultramafic rocks, and as sericite (very fine grained muscovite) in felsic rocks.  Silicification consists of veining, and as pervasive replacement and quartz-healed breccias zones.  Magnetite destruction is most evident in peridotite, which has a high primary magnetite content in its unaltered state, and is commonly associated with talc and/or Fe-carbonate alteration.

Fe-carbonate, potassium addition, and silicification are all indicative of hydrothermal fluid transport, and are important vectors to gold mineralization. Zones of magnetite destruction, identified from detailed magnetic surveys, are important indicators of potential gold bearing structures.

Slate Bay Geology

Stratigraphy

The Slate Bay area is underlain by mafic and ultramafic flows, iron formation, and minor felsic volcanic (?) rocks that are assigned to the Balmer assemblage. These are unconformably overlain by coarse polymictic conglomerate, quartz-arenite and siltstone of the Slate Bay assemblage.  A trondjhemite pluton intrudes both packages.

Structure

Stratified rocks strike roughly northeast, and from detailed magnetic data appear to close around a regional scale antiform at the north end of Slate Bay. Foliation is moderate to strong in volcanic rocks, and weak to absent in quartz-rich conglomerate and sandstone, and trondjhemite.

Several faults have been mapped, including north to northwest trending brittle faults, and an east-west trending ductile shear that transects the trondjhemite pluton. Sense and magnitude of offset on most faults is not known. Gold mineralization appears to be associated with both brittle and ductile structures.

Alteration

Hydrothermal alteration consists of pyrite, tourmaline, sericite, chlorite, magnetite, and silicification.  Disseminated pyrite (ranging from 1-10%) and trace chalcopyrite is ubiquitous in sedimentary rocks near the unconformity and locally within the trondjhemite, and is responsible for strong IP-chargeability anomalies. Within underlying mafic volcanic rocks, pyrite typically occurs in veinlets associated with strong biotite, chlorite, and local magnetite alteration. Silicification, manifest as quartz vein stockwork and moderate quartz flooding, is common and is typically associated with tourmaline.

Humlin Geology

Stratigraphy

The Humlin area is underlain by mafic to ultramafic flows, chert-magnetite iron formation and ultramafic intrusions of the Balmer assemblage, and lesser felsic tuff and siliciclastic rocks of the Confederation assemblage, which overlies the Balmer assemblage on a regional-scale angular unconformity. The western margin of the Dome stock (2718 Ma) underlies the southeast corner of the area, and the Killala-Baird batholith (2704 Ma) underlies the southwest corner of the area (Corfu and Andrews, 1987).

Structure

The most striking structural feature of the Humlin area is a broad (>1 km wide), ‘Mine Trend' parallel, regional-scale, northwest trending structure referred to as the Pipestone Bay - St. Paul Bay deformation zone. Based on regional magnetic data and map patterns, the structure appears to have involved ductile, dextral shearing. The structure parallels structures observed in the Campbell and Red Lake mines area, and is considered important as a possible conduit for auriferous fluids. Numerous cross-faults with little or no displacement have been interpreted from magnetic breaks.

Folds, interpreted largely from magnetic data, include a regional-scale, roughly west trending D1 fold that is refolded about northwest trending D2 folds.

Alteration

Hydrothermal alteration includes Fe-carbonate and fuchsite (potassic) alteration of mafic and ultramafic rocks, disseminated tourmaline in quartz-rich sedimentary rocks overlying the angular unconformity, and talc alteration of ultramafic rocks. Alteration zones are locally associated with elevated to highly anomalous arsenic. Secondary pyrrhotite is locally abundant in chert-rich breccia units.

Adams Lake Geology

Stratigraphy

The Adams Lake property is underlain by mafic to ultramafic volcanic and intrusive rocks that are interlayered with chert-magnetite iron formation and volcaniclastic metasedimentary rocks of the Balmer assemblage.

Structure

The stratigraphy underlying the Adams Lake property has been deformed during two stages of regional deformation.  The lithologies form a regional- scale (10 km) D2 antiform that plunges moderately to the east-southeast.  The D2 antiform is transected by numerous northwest oriented structures that are visible on the regional airborne magnetic map.  These northwest trending structures are though to be similar to northwest oriented structures at the Red Lake mine in Balmertown.

Alteration

Alteration associated with Adams Lake rocks comprise thin bands of biotite altered metasedimentary and metavolcanic rocks as well as sulphidized (Py, Po) chert-magnetite iron formation.

Rivard-Advance Red Lake Geology

Stratigraphy

The region surrounding the Rivard and Advance Red Lake properties is underlain by rocks presumed to be of the 2.94 to 2.92 Ga Ball assemblage.  Ball assemblage comprises sequences calc-alkalic basalt, andesite, dacite and rhyolite intercalated with komatiite and basaltic komatiite.  The assemblage comprises lesser conglomerate, sandstone, stromatolitic marble and chert-magnetite iron formation.  Corfu and Wallace (1986) have bracketed the age of stromatolite growth between 2940+/-2 Ma and 2925+/-3 Ma within the Ball assemblage using the age of two felsic volcanic units.  These age dates also bracket the age of two submarine mafic/ultramafic volcanic intervals, one prior to 2940 Ma the other after 2925 Ma.

The Rivard, Advance Red Lake properties are underlain by alternating sequences of quartz porphyry, quartz crystal tuff and mafic and ultramafic volcanic rocks.  This sequence is overlain by conglomerate, sandstone and felsic volcanic rocks that are cut by younger quartz porphyry and intermediate intrusive rocks. Massive chert and chert-magnetite iron formation horizons occupy the southern part of the Advance Red Lake property and the southeast corner of the Rivard Property.

Structure

Rocks underlying the Rivard Property have been deformed by at least two phases of regional deformation.  D1 deformation occurs as discreet contact parallel deformation zones generally less than 0.5 metres to a few centimetres wide.  D2 deformation occurs as regional- and local-scale northerly vergent open folds with east-west trending axial trace and related weak to moderate cleavage.  F2 folds plunge moderately (50 degrees) to the east-southeast (110 degrees).  Late gold bearing quartz veins (typically 1-5 cm) strike steeply northwest with a second set of similar character striking east-west with a moderate (35 degrees) northerly dip.  These two quartz veins sets are weakly to moderately deformed (folded) by F2 folds.  Major alteration assemblages (ankerite, pyrite) in mafic and ultramafic rocks and older ankerite + quartz veins are overprinted by D2 deformation and the younger quartz veins described above.

Alteration

Alteration of lithologies underlying the Rivard and Advance Red Lake properties is highly varied with most lithologies exhibiting alteration.  Mafic and ultramafic are highly and pervasively ankerite and calcite altered throughout the entire property.  Ultramafic rocks at the contact with overlying conglomerate and sandstone are highly pyrite and ankerite altered.  Such alteration may be related to an increase in fluid movement along this structural discontinuity.  Felsic volcanic and plutonic rocks are variably sericite (potassic) altered, with generally greater alteration surrounding quartz veins and lithological boundaries and contacts.  Chert-magnetite iron formation in the southeast corner of the Rivard Property and southwest onto the Advance Red Lake Property are highly (up to 40%) sulphide altered (pyrite and pyrrhotite).  Felsic volcanic rocks intercalated with chert-magnetite iron formation are pyrite altered (up to 20%).

Deposit Types

The Red Lake greenstone belt is one of the most prolific and highest-grade gold camps in Canada, with historical production of more than 18 million ounces of gold. The majority of production has come from four mines, Campbell (>10 million ounces), Red Lake (>3 million ounces), Cochenour-Willans (1.2 million ounces), and Madsen (2.4 million ounces), with combined production of 1.5 million ounces coming from ten smaller mines.

Gold deposits of the RLGB are classified according to their stratigraphic or lithologic associations into: 1) mafic volcanic hosted deposits, 2) felsic intrusive hosted deposits, and 3) stratabound deposits. Group 1 deposits, or Campbell-Red Lake type, account for over 80% of production in the camp and are the primary target on the Property. They occur within broad Fe-carbonate alteration zones, with local scale potassium addition, silicification, and arsenic and antimony enrichment. The majority of high-grade ore zones come from quartz +/- arsenopyrite replacement of banded (barren) carbonate veins, and typically have narrow widths and short strike lengths, but are remarkably continuous down plunge.  An empirical relationship exists between ultramafic rocks and gold, with the majority of gold mineralization at the Cochenour-Willans, Campbell and Red Lake mines occurring within a few hundred meters of ultramafic bodies.

Mineralization

DMC Mineralization

Mode of Occurrence

Widespread gold-mineralization is documented in the DMC area, both at surface and in drill core. The mineralization can be grouped into 3 principle environments or types, which are described below. Type 1 and 2 show similarity to Pirie's (1982) Group 1 deposits, whereas Type 3 is similar to Group 2 deposits.

Type 1: Mafic to Ultramafic Hosted Structurally Controlled Vein/Stockwork

Gold occurs with pyrite, pyrrhotite, lesser magnetite, chalcopyrite, galena, sphalerite, arsenopyrite and minor stibnite (?) in structurally controlled quartz-ankerite veins, brecciated and boudinaged veins, contorted veinlets and stockworks. Mineralization is hosted by strongly Fe-carbonate altered mafic and ultramafic host rocks, with local-scale biotite and or fuchsite alteration.

Type 2: Chert-Magnetite Iron formation and Cherty Breccia Hosted

Gold occurs with magnetite, pyrite, pyrrhotite, chalcopyrite and ankerite in variably quartz-sulphide veined chert-magnetite iron formation, and cherty breccias. Cherty breccias appear to have two distinct origins, those that form through tectonic brecciation of interflow chert-magnetite iron formation units, and those that are variably deformed primary conglomerate/breccia units deposited above the angular unconformity at the top of the Balmer assemblage. Although gold mineralization locally occurs in structurally controlled quartz and sulphide veinlets, this type of gold mineralization is tentatively classified as stratabound, as it is largely confined to the iron formation and chert breccia units, and appears to occur over a broad aerial extent within any given unit (no inference of a syngenetic origin is intended).

Type 3: Felsic to Intermediate Intrusive Hosted Vein/Stockwork

Gold occurs with pyrite, pyrrhotite, and trace chalcopyrite in quartz and quartz-ankerite veins and vein stockwork. Veins range from a few millimeters to 1 m in thickness, and typically contain 5% or less total sulphide. Mineralization is hosted by pervasively sericite altered fine to medium grained intermediate to felsic intrusive rock, and locally within skarn-like altered volcanic rocks developed at intrusive contacts.

Mineralized Zones

Four zones of significant gold mineralization have been identified within the DMC target area, each of which is described below.

None of the mineralized zones exhibit sufficient grade and/or width and/or continuity, or have the density of drill intercepts, to warrant 3-dimensional calculations of grade and tonnage. They are, however, considered important gold occurrences that are located within geological environments that exhibit striking similarity to the Campbell, Red Lake, and Cochenour-Willans mines and warrant further exploration.

Zone A

Zone A, centered on Dorion Island, occurs in the hinge of a southwest plunging anticline near the unconformable contact between Balmer and Confederation assemblage rocks. Both Type 1 and Type 2 gold mineralization are represented.

Type 1 is best exemplified by a weakly deformed, roughly east trending quartz and quartz-ankerite vein swarm that cuts intensely carbonatized ultramafic rocks at the east end of Dorion Island. Veins pinch and swell, ranging in width from 5 to 40 cm, and where sampled have produced erratic gold values ranging from below detection limit to 40.48 g/t. Two short holes drilled beneath the trenched exposures of the vein system returned negligible gold values. Elsewhere at Zone A, similar quartz and quartz-ankerite veins have been intersected in drill core hosted in tholeiite, basaltic komatiite, and peridotitic komatiite and have assayed as high as 90 g/t gold over 0.15 m (FI89-10).

Type 2 mineralization is exposed on Dorion Island in trenches and stripped outcrops, where channel samples of quartz veined and tectonically deformed chert breccia in fault contact with ultramafic and mafic volcanic rocks have yielded up to 44.8 g/t Au over 0.5 m. Broad zones of low grade gold mineralization (e.g. 0.6 g/t gold over 21.2 m; RL98-03), with local higher-grade intervals (e.g. 14.4 g/t Au over 0.4 m; RL98-11), were encountered in the same chert breccia unit in drill core.  Grab samples with up to 9.6 g/t Au from similar chert breccia on Dekker Island, 850 m to the northeast, suggests that the gold mineralization is widespread within the unit. Higher-grade zones may correlate to areas intersected by crosscutting structures.

Drill holes collared roughly 150 m north of Dorion Island have intersected a well mineralized (e.g. 15.8 g/t over 1.1 m; FI90-03), northeast striking, variably brecciated chert-magnetite iron formation that is in contact with tholeiite and basaltic komatiite. The gold mineralization, which has been intersected in the same iron formation in 10 drill holes over a strike length of 1.5 km, is part of Zone E described below.

Zone B

Zone B is located north of Gentles Island at the contact of a peridotite sill (~150 m thick) and tholeiitic basalt in an interpreted synformal hinge zone transected by northeast trending structures. Gold mineralization is Type 1, and consists of an isolated visible gold bearing quartz-carbonate vein (10.3 g/t gold over 0.6 m; DMC-02-B03) in heavily deformed and altered mafic rocks. Rocks are intensely quartz-ankerite veined, and exhibit intense biotite alteration up to 17 m in core length that is likened to alteration documented at the Red Lake mine proximal to high-grade mineralization.

Zone C

Gold mineralization at Zone C, located between Dekker and Gentles Islands, occurs in quartz and quartz-ankerite veins in strongly sericite altered intermediate to felsic intrusive rocks developed at the contact between altered ultramafic and basaltic rocks. Mineralization is Type 3 and is characterized by broad intervals of anomalous (e.g. 1.10 g/t gold over 15.50 metres in hole DMC-03-B09 and 0.25 g/t gold over 100 m in hole DMC-03-C06) vein stockwork, with rare higher grade visible gold bearing veins (e.g. 12.2 g/t gold over 0.55 metres in DMC-03-B09 and 8.8 g/t gold over 0.35 metres in DMC-02-C02). Individual veins are typically 1 - 10 cm wide, but locally are as wide as 0.35 - 0.70 m (true width). Skarn-like garnet epidote magnetite altered mafics developed at the contact with intrusive rocks contain up to 1.71 g/t gold over 0.40 metres (DMC-02-C04). The Zone is blind at surface, and drill density is too limited to determine orientation and true thickness of the mineralization.

Zone E

Gold mineralization at Zone E occurs in a near vertical variably brecciated chert-magnetite iron formation and minor argillite unit that forms an intense magnetic high mappable over a distance of greater than 2 km. The brecciated iron-formation occurs in the apparent hangingwall of a major ductile structure that extends over 5 km to the northeast through Post Narrows. Gold mineralization has been intersected over a strike length of 1500 m in all 10 drill holes that have tested the iron formation. Gold mineralization typically ranges from the 1 to 5 g/t over core lengths of 0.5 to 5.0 m (e.g. 4.8 g/t Au over 4.27 m; FI90-3). A maximum of 15.79 g/t over 1.10 metres was intersected in hole FI90-3.

Slate Bay Mineralization

Mode of Occurrence

Significant gold mineralization occurs in: a) quartz-tourmaline-pyrite+/-chalcopyrite veins, sheeted vein stockwork and possible disseminations in heavily pyritized conglomerate and quartz arenite, and b) pyritic+/-chalcopyrite quartz veins in biotite, chlorite and magnetite altered mafic volcanic rocks.

Drilling by Rubicon in 2003 identified low-grade porphyry style Cu-Au-Ag +/- Mo mineralization - a style of mineralization not known by the authors to have been previously documented in the RLGB. Mineralization occurs as a stockwork of 0.1 to 5 cm wide Qtz-Py-Cpy+/-Mo veins and disseminations that were intersected in drill core beneath the center of Slate Bay. This style of mineralization is best developed in variably altered (Biotite-Py-Kspar-Qtz) coarse-grained to porphyritic quartz-monzonite intrusive and broad zones of breccia that contain varying amounts of intrusive, mafic, ultramafic and cherty iron-formation clasts.

Mineralized Zones

The majority of exploration at Slate Bay has focused on a region historically referred to as the #1 Showing where old trenches cleaned out and chip sampled by Rubicon yielded 3.44 g/t gold over 21.85 metres, including 5.6 g/t gold over 6.1 metres. A channel sample cut parallel to the chip sample seven metres to the northeast yielded 1.14 g/t Au over 36.93 metres. The gold mineralization occurs in quartz-tourmaline-pyrite+/-chalcopyrite veins and possible disseminations in heavily pyritized conglomerate and quartz-arenite.

Five holes drilled in 2001 (SB01-01 to SB01-05), tested the #1 Showing over a 100 metre strike length, and encountered broad zones of gold mineralization (>300 ppb Au) both within sediments and underlying mafic volcanic strata. Sections include: 1.19 g/t Au over 15.59 metres in hole SB01-01 within mafic volcanics; 2.56 g/t over 2.3 metres, including 5.65 g/t Au over 0.75 metres, in SB01-04 within mafic volcanics; and 1.25 g/t Au over 5.7 metres, including 7.65 g/t Au over 0.34 metres, in hole SB01-03 in sediments. Mineralization is distributed either side of an angular unconformity between mafic volcanics and overlying sediments, which may have acted as a conduit for gold bearing fluids.

Porphyry style mineralization is best developed in hole SB-03-07 which averaged up to 0.21% Cu, 1.1 g/t Ag, and 0.14 g/t Au over 72.9 m, including 9.00 m of 0.48% Cu, 1.9 g/t Ag and 0.41 g/t Au. Similar grades were returned over shorter intervals in SB-03-08, whereas mineralization in hole SB-03-09 is about half the tenor of holes 07 and 08.

The similar metal association and overall similarity of veining style observed between the 2001 drill holes and the 2003 drill holes, located 1.5 km apart, suggests the Slate Bay area is underpinned by a large, robust intrusive related mineralizing system

Humlin Mineralization

To date, no gold values of significance have been obtained from surface or drill core at Humlin.

Adams Lake Mineralization

To date, no gold values of significance have been obtained from surface or drill core at Adams Lake.

Rivard-Advance Red Lake Mineralization

Mode of Occurrence

Numerous trenched exposures of coarse visible gold bearing quartz +/- carbonate veins exist over a 200 m2 area.  Auriferous veins strike northwest, and range from 2 cm to 20 cm in width, with individual veins traceable over a distance of up to 30 m. Grab samples of visible gold bearing veins collected by Rubicon assayed up to 246.2 g/t (7.2 oz/ton).  Alteration, consisting of 5-10% medium to coarse grained pyrite cubes, locally extends 10-20 cm into the surrounding wallrock and carries anomalous gold (e.g. 365 ppb).

Drilling on the Rivard Property by the Company has intersected up to 0.42 oz/ton gold over 31 feet (14.32 g/t over 9.45 metres), hosted by visible gold-bearing quartz (+/- carbonate) veins in ultramafic and felsic rocks. This interval includes a very high-grade section of 12 oz/ton gold over 1.0 foot (411 g/t over 0.3 m) plus a number of other mineralized intervals and is similar to the style of mineralization which has been trenched at surface. Insufficient information on gold distribution exists at Rivard to justify cutting back high-grade values to lower grades. Historically, in the Red Lake gold mines, high-grade gold values have been ‘cut' to 10 ounces per ton values in intervals assaying greater than 10 oz/ton gold. Using this 10 oz/ton cutting factor an average of 0.35 oz/ton gold over 31 feet is indicated.

The Rivard Property is host to a distinctive conglomerate unit marking a property scale (perhaps regional?) unconformity that extends 600 m along strike to the Advance Red Lake Property to the south.  The conglomerate is in contact with underlying chlorite-pyrite +/- ankerite altered unit that is of probable ultramafic protolith based on chromium and nickel concentrations. The unit contains 10-20% coarse pyrite in a massive chlorite groundmass, and returned 9.79 g/t Au across 0.5 metres from a channel sample and 11.2 g/t across 0.5 m in drill core.  Gold is hosted within large (2-3 cm) anhedral pyrite clusters along with silver tellurides.

Gold is also found to occur within highly sulphidized (up to 60% combined Po and Py) chert-magnetite iron formation in the southeast corner of the Rivard Property and the eastern part of the Advance Red Lake Property.  Iron formation within the Advance Red Lake Property assayed up to 4.78 g/t across 0.7 metres in drill core.

Mineralized Zones

Gold mineralization, based on the limited amount of drilling conducted to date is distributed along three structurally and stratigraphically different types of zones: 1) as swarms of coarse gold bearing quartz veins; 2) at the unconformity that transects the Rivard Property; and 3) the iron formation in the southeast corner of the Property.

Oriented drill core data from swarms of coarse gold bearing quartz veins intersected during 2003 drilling at Rivard indicate that the veins may coalesce into structurally predictable zones of gold mineralization that parallel the orientation of the veins.  This hypothesis is based on very limited drilling and needs to be tested further.

Limited drilling targeting sulphide mineralization at the unconformable contact between highly chlorite-pyrite+/-ankerite altered ultramafic rocks and overlying conglomerate and sandstone has intersected broad low grade mineralization (50 ppb to 1500 ppb over widths of 1.0 to 10.0 m) with local higher grade intervals of up to 11.2 g/t over 0.5 m.  Based on the limited amount of drilling to date gold appears to be hosted within pyrite alteration that may follow angular, plunging contacts between the ultramafics and the overlying sedimentary units at a property scale angular unconformity.  The unconformity has been deformed and may serve as a zone of lithological contrast that allowed for the migration of alteration fluids and associated gold.

Gold associated with the northeast striking, south dipping iron formation in the southeast corner of the Rivard Property and adjacent Advance Red Lake Property is confined to zones of highly sulphidized chert-magnetite iron formation and felsic volcanics.

EXPLORATION

DMC Exploration

A 12 line pole-dipole DCIP survey was carried out by JVX geophysics on a grid established over ice at DMC in April 2002. The survey used a dipole spacing of 50 m and data were collected for N = 1-6. Areas of coincident chargeability high and resistivity high were identified and drill tested in the summer of 2002.

During January 2003 Quantec Geoscience Inc. ran a test Titan MT/IP line over the DMC area to evaluate the systems effectiveness over areas of deep lake cover. The orientation of the line cuts across stratigraphy roughly perpendicular to the structural grain, crosses the surface trace of multiple drill holes to provide good constraint on the modeling, and covers our DMC B target as well as the adjoining McCuaig 1900 gold zone. The line extends across the width of the lake, extending over Confederation sediments and provides resolution on the Balmer basement that extends beneath the cover sequence.  The survey showed that the Titan MT survey is effective at providing deep (200-300 m) subsurface geophysical data over areas covered in water and lake ice.

Slate Bay Exploration

Prospecting and mapping were done in area of Balmer volcanic rocks exposed along the eastern projection of a major ductile structure in plutonic rock intersected in DDH SB01-06. Sulphide-rich iron formation and weakly veined, pyritic basalt (locally variolitic) were observed. Small-scale (10-20 cm wide) east-west trending ductile structures that subparallel structures in SB01-06 were identified. Sampling in the area has yielded several anomalous gold values, and the area is considered a priority drill target.

During Late January and February 2003, an 80-line km (25 m spaced lines) real-time GPS snowmobile magnetic survey was carried out over a portion of Slate Bay that covered the area of the current winter drill targets. The tight spacing and close ground position of the snowmobile mounted system provided for greater resolution than the existing airborne data and assisted in refining drill targets. The system, although exhibiting some noise, is an inexpensive and quick survey procedure that can acquire reasonable quality data over ice covered areas, and should be considered in the future for other lake targets.

Humlin Exploration

No significant surface exploration was performed on the Humlin target area during 2002.

Adams Lake Exploration

The 2002-2003 exploration program comprised linecutting, rock grab sampling and prospecting, geological mapping, ground and airborne geophysical surveys and diamond drilling. The details and results of exploration at Adams Lake are summarized below.

During August 2002 a 42 line-km grid was established in the Adams Lake area.  The grid consists of a 5.4 km long baseline, with 19 lines spaced 30 m apart. Average line length is approximately 2 km. Five of the lines were specially cut to meet Titan survey specifications.

Geological mapping of the Adams Lake Property was completed during late September 2002.  Mapping was completed using the cut grid for control.  Outcrop exposure was largely confined to the northern half of the property where there is approximately 5% exposure. This limited the amount of geological data for use in interpretation of underlying mineralization at Adams Lake.  Geological mapping revealed the presence of underlying iron formation, mafic volcanics (pilowed and variolitic basalt) and gabbroic and granitoid intrusions.  Quartz veins were observed in outcrop.  The distribution of lithologies correlates well with the airborne magnetic map.

Thirty-three (33) rock grab samples (RLJV-R00101 to R00133) were collected from sparse surface outcrops mainly in the northern half of the Adams Lake Property from September 17 to September 30, 2002.  Sample lithologies comprised mainly quartz vein and chert-magnetite iron formation with lesser mafic volcanic and gabbro.  All samples were analyzed for Au by standard fire assay with AAS finish, multi-element ICP with selected major element analysis by XRF. The highest assay from 2002 surface sampling was 155 ppb (sample RLJV-R00131) and was collected from an outcrop of banded iron formation.  The remaining samples assayed 50 ppb or less and are not considered to be anomalous.

During November 2002 Overburden Drilling Management Ltd. (Overburden) was contracted to provide a surficial geological analysis of the Adams Lake target area through the analysis of airphotos and government maps (DDH depth to bedrock data were provided by Rubicon), and design a till sampling program that would best evaluate the Au geochemistry of the underlying bedrock. Overburden indicated that till sampling would be effective at defining gold fertility of the underlying bedrock, and a team of two geologists experienced in till sampling and two technicians were contracted to carry out the till sampling program.

Sampling was carried out from December 10 to December 22, 2002 and covered the entire grid that was used for the CSAMT survey. A total of 67 till samples were collected from hand dug pits (0.5-1 m deep), with traditional soil samples collected from the B-horizon. Till was encountered in only 67 of the 170 sample sites laid out by Overburden. Although the sample density is not ideal, it is sufficient to be of practical use for targeting, particularly in the northern half of the grid area.

Gold analyses were received for 67 till samples from Adams Lake, which although not defining obvious anomaly trains, do indicate that the property is gold enriched. Gold anomalies on the Adams Lake grid were evaluated by comparing the data with regional OGS till sample data. Regionally, a total gold grain count of >3 may be considered above background, and there is a positive correlation between known gold occurrences and samples with > 3 grains. A similar relationship was observed for samples with >0 ‘pristine' or ‘modified' gold counts. Six of 67 samples (or 9%) of Adams Lake samples contained total grain counts of >3 total, whereas 24 out of 67 samples (or 35%) of the Adams Lake samples contained 1 or more modified or pristine grains. Pristine and modified grains are gold grains that have preserved much of their original morphology and are thus interpreted to be proximal to source relative to reshaped grains. The Adams Lake block borders the Walsh Lake and Cat Island batholiths in the up-ice direction, which can be assumed  (based on regional till data) to contribute negligible gold to the Adams Lake till. It is concluded that most all of the gold in till at Adams Lake is locally derived, and that a lower total gold count anomaly threshold than that used elsewhere in the belt should be applied (i.e. elsewhere in the belt a significant contribution to the total gold count comes from relatively fertile greenstone in the distant up-ice direction, which is not the case at Adams Lake).

During September 2002 Zonge Engineering and Research Organization conducted a 19-line CSAMT survey on the Adams Lake grid.  This survey used a receiver dipole spacing of 50 meters along lines nominally spaced 300 meters apart. Aided by high contrast in the resistivity of the underlying geology, the CSAMT survey provided good resolution on the 3D-architecture of the property. Quantec Geoscience Inc. conducted a 5-line test of the Titan magnetotelluric (MT) and direct-current induced polarization (DCIP) system at the Adams Lake Property during November 2002. The data overlap that of the CSAMT survey, and can be modeled to depths of greater than 1.5 km. Complex folding and poor resolution at depth (blobbing-out) due to lack of deep drill data control in the model resulted in difficult interpretation of the data.

Rivard-Advance Red Lake Exploration

The 2002-2003 exploration program comprised road building, mechanical stripping, linecutting, grab sampling and prospecting, channel sampling, geological mapping, ground and airborne geophysical surveys and diamond drilling. Exploration was performed over the Rivard and Advance Red Lake properties with the far majority of the work being completed on the Rivard Property.

A new road, pushed south from the Mt. Jamie mine site over an existing exploration trail, was completed in early November 2002 and the centre of the property can now be reached by four-wheel drive truck.

An extensive area (measuring roughly 400 m by 50 m) has been stripped by backhoe, exposing the core of the known alteration system and historically trenched/pitted high-grade quartz veins on the Rivard Property. During the fall 2002 program the weather was unseasonably cold with several inches of snow on the ground and daytime highs of below 0° Celsius. As a consequence, power washing, channel sampling and detailed mapping of the stripped outcrops was been postponed until weather conditions are more permissive.

A 38.3-line km grid was cut over the Rivard and Advance Red Lake Properties and a small part of the Newman-Todd Property.  Lines are oriented N-S and spaced 50 m apart over all of the Rivard Property and a small portion of the Advance Red Lake Property, with lines spaced 100 m apart over the remainder of the Advance Red Lake and Newman-Todd Properties. The grid has been established for prospecting, sampling and mapping control, as well as access and control for ground geophysical surveys. During late January 2003 lines were extended and an additional 3 lines were cut over the Rivard, Newman-Todd, Advance Red Lake Properties to aid in the completion of a Titan MT survey.

A 14.05 line-km pole-dipole DCIP survey was completed in November over the Rivard Property and portions of the Advance Red Lake and Newman-Todd Properties by Quantec Geosciences Ltd. of Toronto, Ontario. The survey resulted in the identification of several anomalous chargeability highs within the survey area.  These chargeability and resistivity anomalies will be used in conjunction with surface geological mapping and assay data to plan the location of future drill holes.  The resistivity and chargeability anomalies are thought to be associated with sulphide alteration within underlying bedrock (pyrite).

Quantec Geoscience Inc. conducted an 8-line Titan MT survey over the property in early February 2003.  The lines range from 2.4-3.0 km in length and are spaced 250-300 meters apart.  Quantec computed 2D MT resistivity and 2D DCIP resistivity and chargeability models. The Titan MT resistivity data provides deep imaging of the 3D-architecture of the property. Sparse drill data resulted in limited control on deep modeling of the data. Technical difficulties were experienced with the collection of the IP component of the survey, which in turn limited its use in drill targeting.

During November 2002, Fugro completed a 275 line kilometre helicopter-borne magnetic/EM survey over the West Red Lake/Pipestone East area.  Flight lines were spaced 50 metres apart and were flown in a north-south orientation; perpendicular to the overall regional strike of the underlying lithologies. A regional scale alteration zone, marked by a broad magnetic ‘wash-out‘ zone associated with magnetite destruction in ankerite altered ultramafics, is cored on the Rivard property.

Eight (8) rock grab samples were collected on the Rivard Property during August 11, 2002 as part of due diligence studies on the Rivard Property by the Company. Due diligence sampling resulted in a maximum gold assay of 246.2 g/t.

Prospecting and rock grab sampling over the Rivard Property was undertaken during October and November 2002. The sampling focused on determining the Au content of quartz veins in existing trenches and pits throughout the property and quartz veins in new areas.  Highly altered and sulphidized lithologies were also sampled.  In total 69 samples were collected for Au assay. A maximum gold assay of 96.20 g/t Au resulted from the fall 2002 prospecting.  Other notable results include: 40.72 g/t Au, 8.39 g/t Au, 7.53 g/t Au and 5.12 g/t Au.

Channel sampling was conducted on selected areas of the newly stripped outcrop exposures on the Rivard Property. Power washing of the stripped outcrop and subsequent channel sampling was limited by below seasonal temperatures.  Sampling comprised the collection of 69 channel samples from the northern and southern parts of the large stripped outcrop.  Channel samples were cut using a portable gas powered rock saw by a subcontractor to Rubicon Minerals Corporation under the supervision of David Copeland.  The depth of cut for the samples was approximately 4 to 6 centimeters.  Sample intervals were approximately 0.5 metres. The samples were collected within highly ankerite and pyrite altered ultramafic rocks.  Some of the sampled intervals contained quartz veins (generally 0.5 to 1 cm wide).

A maximum gold assay of 9.79 g/t Au across 0.5 m within a 2 m zone grading 3.58 g/t Au resulted from the 2002 channel sampling.  Other notable results include: 7.89 g/t Au across 0.5 m within a 2 m zone grading 5.95 g/t Au, 2.25 g/t Au across 1 m, 1.53 g/t Au across 0.7 m and 1.88 g/t Au across 0.5 m.  The highest gold assays from the channel sampling were derived from highly pyrite-ankerite-chlorite altered ultramafic rocks located within the immediate footwall to the conglomerates marking a property-scale unconformity.

Geological mapping was completed over the Rivard Property at a scale of 1:1,000.  The recently completed grid was used as control for the mapping.  Mapping was completed on 50 m lines for the majority of the property and on 100 m lines in the western ¼ of the property owing to time constraints.

Overall, alteration underlying the Rivard Property is interpreted to be similar to alteration associated with gold deposits and mines within other areas of RLGB.

DRILLING

Rubicon has carried out 5 diamond drill programs on the RLJV Property, which were completed in winter 1998, fall 2001, winter 2002, summer 2002 and late fall through winter 2002/2003.  Combined, there have been 71 holes drilled for a total of 21,408 m. This section details the results from the summer 2002 and fall-winter 2002/2003 drill campaigns.  The results of previous drilling the Company are summarized above in a previous section.

DMC Drilling

Summer 2002 Drill Program

Two holes (DMC-02-B04, 05) were drilled at the DMC B target during July 2002 for a total of 542 m. The drill holes tested a pronounced coincident chargeability high/resistivity high that was identified in the Target B area in an IP survey that was carried out over the DMC area following the 2002 winter drill program. The IP anomaly was interpreted to represent a zone of silicification and sulphide mineralization that, by analogy with the producing mines of the belt, was believed to have good potential to host Au-mineralization.

Collar locations were surveyed by hand-held GPS, and Reflex EZ-Shot tests were taken at 60 m intervals to provide downhole survey control. Downhole geophysical surveys were performed upon completion of each hole. Both holes were drilled off land-based setups and utilized NQ2 diameter core (50 mm).

The holes intersected variably sheared basaltic komatiite, talcose ultramafic (peridotite), chert-rich iron-formation, variolitic basalt and intermediate to mafic dykes. Galena bearing quartz-carbonate veins occur in the basaltic komatiite near the contact with the talcose ultramafic, and undeformed open-space sulphide veinlets cut the chert-rich iron-formation at the contact between the ultramafic and the variolitic basalt. The geophysical anomaly coincides with dyked, talcose ultramafic that contains only trace amounts of disseminated pyrite. The chargeability high may be caused by serpentine in the ultramafic, or sulphide mineralization in chert-rich iron formation that occurs within the section but not directly underlying the core of the anomaly. There was no obvious source for the coincident chargeability high/resistivity low at this location. The best gold assay from the two holes is 2.26 g/t over 1.0 m in DMC-02-B04 and comes from a chert/IF unit located at the contact between talcose ultramafic and variolitic basalt.

DMC Property Summer 2002 drill collar locations, orientations and depths.

Hole #	UTM E	UTM N	Azimuth	Dip	Total Depth
DMC-02-B04	442028	5661796	121	-40	251
DMC-02-B05	441968	5661667	118	-45	291

Winter 2003 Drill Program

The winter 2003 drill program included 14 holes totaling 3,873 metres of which 6 holes (2,298 metres) were drilled within Zone C and 4 holes (1,575 metres) were drilled within Zone B (see table below).

Collar locations were surveyed by transit from existing survey control points, and Reflex EZ-Shot tests were taken at 60 m intervals to provide downhole survey control. Downhole geophysical surveys were performed upon completion of each hole. All holes were drilled on ice setups and utilized NQ2 diameter core (50 mm).

Zone C drilling primarily focused on an intermediate to felsic intrusion that yielded positive results during the 2002 winter drill program, with additional attention given to mafic-ultramafic contacts. Gold mineralization at Zone C occurs in quartz and quartz-ankerite veins in strongly sericite altered felsic intrusive rocks developed at the contact between ultramafic and basaltic rocks.  The gold anomalies occur with pyrite, pyrrhotite, and traces of chalcopyrite, sphalerite and galena in quartz and quartz-ankerite veins and vein stockwork.  Veins in this intrusion range from a few millimeters to zones of quartz flooding/veining up to two meters, and typically contain less than 5% total sulphide. Highlights of the 2003 drill program include 12.2 g/t over 0.55 metres, 8.42 g/t over 0.50 metres and 1.1 g/t over 15.50 metres.

DMC Zone B gold mineralization consists of an isolated visible gold-bearing quartz vein (10.3 g/t gold over 0.6m in DMC-02-B03) and is hosted in chlorite-altered tholeiitic basalts at the lower contact of talc-altered ultramafics (peridotite sill).  Rocks are intensely quartz-ankerite veined and exhibit intense biotite alteration up to 17 metres in core length (DMC-02-B02).  The area is interpreted as a synformal hinge zone transected by northeast-trending ductile structures cut by interpreted northwest trending late (brittle?) structures.  A series of four holes (DMC-03-B06, B07, B08 and B09) tested the Zone B area.  Holes are orientated conjugate to previous drilling and loosely perpendicular to the intersection of northwest-trending brittle faults and a northeast-trending shear zone.

2003 drill holes at Zone B intersected a 12 m wide (core length) highly sulphidized, strongly biotite altered ductile shear zone with local cataclastic breccia textures. The core of the shear zone locally contains a sulphide replacement zone (up to 1.4 m in core length) consisting of 15-20% Po-Py-Cpy as fine grained massive disseminations and 1-2 mm stringers subparallel to foliation (Po:Py:Cpy = 80:15:<2). The shear is within ultramafics at or near the contact with mafic volcanics (tholeiite) and based on oriented core data is ‘Post Narrows trend' parallel (065/80NW). The shear zone marks an abrupt transition from ‘mine trend' fabric (100 to 120 degrees) to ‘Post Narrows trend' fabric (50 to 70 degrees), and is considered a significant regional scale structure. Gold mineralization, however, was negligible throughout the 2003 B Zone drill holes.

DMC Property 2003 drill collar locations, orientations and depths.

Hole #	UTM E	UTM N	Azimuth	Dip	Total Depth
DMC-03-C05	441825	5661100	180	-60	252
DMC-03-C06	441725	5661170	180	-65	372
DMC-03-C07	441665	5661230	180	-65	600
DMC-03-C08	441777	5661117	180	-60	243
DMC-03-C09	441570	5661050	076	-65	405
DMC-03-C10	441450	5661225	180	-65	426
DMC-03-B06	442210	5661400	030	-60	444
DMC-03-B07	442168	5661431	030	-60	402
DMC-03-B08	442118	5661446	030	-60	372
DMC-03-B09	442198	5661483	030	-60	357

Assay highlights from 2003 drilling at DMC - Zone C.

Hole #	From	To	Width	Au g/t	Rocktype
DMC-03-C05	106.55	107.00	0.45	3.11
	115.00	116.00	1.00	1.29	Int-Mafic Intrsv(Diorite to Gabbro)

DMC-03-C06	224.00	227.50	3.50	1.47	Qtz veined Ser Alt'd Felsic Intrusive
including	226.50	227.50	1.00	2.64	Qtz veined Ser Alt'd Felsic Intrusive
	247.00	249.00	2.00	1.13	Qtz veined Ser Alt'd Felsic Intrusive
	275.90	276.40	0.50	2.75	Qtz veined Ser Alt'd Felsic Intrusive
	287.00	288.00	1.00	4.91	Qtz veined Ser Alt'd Felsic Intrusive

all of the above intervals are from within a 100 m section (188 m to 288 m) that averages 250 ppb gold

DMC-03-C07	464.00	465.00	1.00	2.06	Qtz veined Felsic Intrusive
	493.60	494.10	0.50	8.42	Qtz veined Felsic Intrusive
	501.00	501.50	0.50	1.01	Qtz veined Felsic Intrusive

all of the above intervals are from within a 40 m section (463 m to 503 m) that averages 280 ppb gold
DMC-03-C08	121.50	122.00	0.50	1.04	Qtz veined Ser Alt'd Felsic Intrusive
	133.50	134.00	0.50	1.03	Qtz veined Ser Alt'd Felsic Intrusive
	159.70	160.40	0.70	1.32	Qtz veined Ser Alt'd Felsic Intrusive
	176.90	177.20	0.30	2.00	Intermediate Intrusive

DMC-03-C09	244.00	244.50	0.50	1.47	Qtz veined Ser Alt'd Felsic Intrusive
	285.00	300.50	15.50	1.10	Qtz veined Ser Alt'd Felsic Intrusive
including	285	285.5	0.5	4.52	Qtz veined Ser Alt'd Felsic Intrusive
and	299.15	299.7	0.55	12.2	Qtz veined Ser Alt'd Felsic Intrusive

DMC-03-C10		no significant results

Slate Bay Drilling

Three holes, for a total 998.5 m, were completed at the Slate Bay target area in early 2003 (see table below). Holes were drilled in the center of Slate Bay targeting the intersection of fault structures with mafic/ultramafic Balmer stratigraphy inferred from detailed magnetic data. The drill holes are located approximately 1.5 km to the southwest and 0.75 km to the east-southeast of previous holes drilled by Rubicon in the Slate Bay area in 2001.

Collar locations were surveyed with sub-meter accuracy by GPS, and Reflex tests were taken at 60 m intervals to provide downhole survey control. Downhole geophysical surveys were performed upon completion of each hole. All holes were drilled on ice setups and utilized NQ2 diameter core (50 mm)

Slate Bay Property drill collar locations, orientations and depths.

Hole #	UTM E	UTM N	Azimuth	Dip	Total Depth
SB-03-07	438037	5663470	090	-75	350.5
SB-03-08	439196	5663755	090	-75	368
SB-03-09	439435	5664087	180	-75	280

Low grade porphyry style Cu-Au-Ag +/- Mo mineralization was intersected in each of the three holes - a style of mineralization not known by the authors to have been previously documented in the RLGB. Mineralization in holes SB-03-07 and 08 occurs in variably altered (Biotite-Py-Kspar-Qtz) coarse-grained to porphyritic quartz-monzonite intrusive and broad zones of breccia that contain varying amounts of intrusive, mafic, ultramafic and cherty iron-formation clasts. Mineralization occurs as a stockwork of 0.1 to 5 cm wide Qtz-Py-Cpy+/-Mo veins and disseminations that average up to 0.21% Cu, 1.1 g/t Ag, and 0.14 g/t Au over 72.9 m, including 9.00 m of 0.48% Cu, 1.9 g/t Ag and 0.41 g/t Au. In hole SB-03-09, stockwork veining is dominantly hosted by mafic volcanics, which yielded a highest gold assay of 1.89 g/t over 1.0 m. The overall tenor of Cu-Ag-Au mineralization in SB-03-09 is roughly half that of SB-03-07 and 08.

Intervals of talcose ultramafic were intersected in both SB-03-07 and 08 that are presumed to be the cause of a large magnetic high that underlies the center of Slate Bay, and is possibly a repetition of the ultramafic stratigraphy that underlies Post Narrows and East Bay.

Assay highlights from 2002-2003 drilling at Slate Bay.

Hole #	From	To	Width	%Cu	Ag g/t	Au g/t	Rocktype
SB-03-07	92.10	165.00	72.90	0.21	1.13	0.14
Including	145.00	154.00	9.00	0.48	1.88	0.41
And	145.6	146	0.4	1.95	8.30	0.27

quartz sulphide stockwork throughout entire hole - from base of overburden at 84.1m to end of hole at 350.5 m (266 m) averages 0.12% Cu, 0.64 g/t Ag, and 0.07 g/t Au

SB-03-08	234.60	249.10	14.50	0.24	1.99	0.26
Including	245.10	249.10	4.00	0.54	3.01	0.62
And	245.6	246.3	0.7	0.89	4.20	1.79
	286.2	301	14.8	0.22	1.18	0.26
Including	295.5	296	0.5	1.37	5.96	1.48
	335.7	345	9.3	0.21	1.92	0.1
	361.5	365.5	4	0.27	1.95	0.14

SB-03-09	107	108	1	---	---	1.89

SB-03-09 contained top to bottom quartz-sulphide veins similar to holes SB-03-07 and 08 but with roughly half the Cu, Ag and Au grades

Humlin Drilling

Two holes (HUM-03-05, 06), for a total of 682 metres, were drilled at Humlin during the 2003 drill program (see table below).  Holes targeted the intersection of northwest trending structures with mafic/ultramafic stratigraphy (inferred from high-resolution magnetic data) beneath deep lake and overburden cover. A single hole (HUM-02-01), which was abandoned due to technical difficulties at a depth of 88 m just 15 m into bedrock, was drilled in the area in 2002.

All holes were drilled from the ice and utilized NQ2 (50 mm diameter) core. Collar locations were surveyed using a real-time, satellite corrected, Trimble GPS system with sub-meter accuracy. Reflex tests were taken at 60 m intervals to provide downhole survey control. Multi-parameter downhole geophysical surveys were carried out on both holes.

Humlin Property drill collar locations, orientations and depths.

Hole #	UTM E	UTM N	Azimuth	Dip	Total Depth
HUM-03-05	428975	5654080	015	-75	413
HUM-03-06	428784	5653852	360	-75	269

Holes intersected mafic and ultramafic rocks with subordinate iron formation and fine-grained sedimentary rocks. No significant mineralization was identified (i.e. greater than 1g/t). Holes were steeply inclined because of the deep lake and overburden cover, which compromised horizontal reach and limited the ability to test for steeply dipping structures and mineralization.

Adams Lake Drilling

A total of six holes (AL-03-01 to 06), totaling 1,983.5 metres, were drilled at the Adams Lake Property during the winter 2003 program (see table below).  Holes targeted structures identified from magnetic and, DCIP/MT and CSAMT data.

All holes were drilled from land using NQ2 diameter core (50 mm).  Casing was left in the ground and downhole geophysical surveys were performed or attempted on each hole. No significant mineralization was identified (i.e. greater than 1g/t)

Adams Lake Property drill collar locations, orientations and depths.

Hole #	UTM E	UTM N	Azimuth	Dip	Total Depth
AL-03-01	454211	5658407	070	-45	301
AL-03-02	454451	5658499	070	-45	371
AL-03-03	455550	5655305	200	-52	185
AL-03-04	455388	5654875	020	-45	626
AL-03-05	454299	5656899	225	-45	114.5
AL-03-06	454070	5656675	045	-45	386

Rivard-Advance Red Lake Drilling

Four diamond drill holes (RV-02-01 to 04) for a total of 819 metres were drilled at Rivard between December 8 and December 19, 2002 (see table below). The drilling targeted narrow high-grade quartz veins and highly altered auriferous ultramafic rocks near the basal contact of a narrow conglomerate unit that marks an angular unconformity. A subtle yet distinct IP chargeability anomaly follows the unconformity and appears to expand with depth (to 250 m a.s.l.).

Drill holes tested the mineralized system over a stratigraphic strike length of over 450 m, and to a maximum vertical depth of 175 m.  All holes collared in a hanging wall sequence of felsic to intermediate volcanic rocks intercalated with sedimentary units, and drilled through the unconformity into a footwall sequence of alternating highly altered ultramafic (to locally mafic?) rocks and quartz phyric felsic rocks. Visible gold was noted in several holes, with up to 6 separate occurrences observed in hole RV-02-01. Strongly pyritic (5-30% Py), chlorite-ankerite altered ultramafic rocks were encountered in all holes in close proximity to the unconformity, with the most impressive sulphide mineralization coming from hole RV-02-03, which intersected 18 m of 5-25% Py.

Eight diamond drill holes (RV-03-05 to 12) for a total of 2703 metres were completed on the Rivard and Advance Red Lake properties from March 18 to April 15, 2003.  All holes with the exception of RV-03-05 were collared on and drilled target rocks underlying the Rivard Property.  Hole RV-03-05 was collared and drilled target rocks underlying the northeast corner of the Advance Red Lake Property.

Rivard-Advance Red Lake Properties drill collar locations, orientations and depths.

Hole #	Grid E	Grid N	UTM E	UTM N	Azimuth	Dip	Total Depth
RV-02-01	66+25	88+20	419626	5656068	360	-45	248
RV-02-02	65+25	86+75	419526	5655926	360	-45	259
RV-02-03	68+00	90+50	419801	5656300	360	-45	157
RV-02-04	68+00	90+50	419801	5656301	360	-65	155
RV-03-05	66+00	81+60	419600	5655415	360	-45	420
RV-03-06	66+00	84+50	419600	5655699	360	-45	380
RV-03-07	66+00	86+50	419600	5655899	360	-45	383
RV-03-08	66+00	89+50	419600	5656193	360	-45	278
RV-03-09	66+00	91+15	419600	5656368	360	-45	251
RV-03-10	69+15	89+60	419913	5656207	360	-45	335
RV-03-11	61+00	90+15	419100	5656260	180	-45	333
RV-03-12	70+25	84+57	420025	5655725	360	-45	323

Drilling in 2003 intersected up to 0.42 oz/ton gold over 31 feet (14.32 g/t over 9.45 metres) in hole RV-03-07, hosted by visible gold-bearing quartz (+/- carbonate) veins in ultramafic and felsic rocks. This interval includes a very high-grade section of 12 oz/ton gold over 1.0 foot (411 g/t over 0.3 m) plus a number of other mineralized intervals and is similar to the style of mineralization which has been trenched at surface. Insufficient information on gold distribution exists at Rivard to justify cutting back high-grade values to lower grades. Historically, in the Red Lake gold mines, high-grade gold values have been ‘cut' to 10 ounces per ton values in intervals assaying greater than 10 oz/ton gold. Using this 10 oz/ton cutting factor an average of 0.35 oz/ton gold over 31 feet is indicated. Other high-grade intervals include 0.67 oz/ton gold over 3.28 feet (22.83 g/t over 1.00 m), including 1.82 oz/ton gold over 0.98 feet (62.3 g/t over 0.30 m) intersected in hole RV-03-06. Reported widths may not represent true widths.

Drilling at Rivard and Advance Red Lake intersected similar highly altered and veined lithologies as were observed from surface mapping, with similar styles of gold mineralization including visible gold bearing quartz +/- ankerite veins resident within each of the stratigraphic units (described above in a previous section).  Significant gold mineralization was also encountered within highly pyrite-chlorite-ankerite altered ultramafic rocks at the unconformity (e.g. 11.7 g/t gold over  0.5 m within a 8.2 m zone grading 1.81 g/t gold in hole RV-02-03), and in highly (up to 40%) suphidised chert-magnetite iron formation and pyrite altered felsic volcanics (e.g. 1.13 g/t gold over 5.7 m in holes RV-03-05).

Drilling and surface work at Rivard has illustrated the potential for the property to host gold mineralization in three key environments; high-grade quartz veins; pyrite alteration zones at zones of structural weakness and re-activation; and within highly sulphidized and altered chert-magnetite iron formation and felsic volcanics.  The nature of gold mineralization at Rivard suggests that there may be strong structural or stratigraphic control on the trend and orientation of gold bearing zones underlying the property.

Assay highlights from 2002-2003 drilling at Rivard-Advance Red Lake.

Hole #	From	To	Width	Au g/t	Rocktype
RV-02-01	8.80	9.30	0.50	1.05	intermediate to mafic intrusive, Qtz vein
	22.80	23.30	0.50	4.21	quartz porphyry, Qtz vein
	28.70	29.20	0.50	11.46	quartz porphyry, Qtz vein, VG
	52.50	56.50	4.00	2.38	intermediate to mafic intrusive, Qtz vein
including	54.50	55.50	1.00	8.91	intermediate to mafic intrusive, Qtz vein
	58.60	59.60	1.00	3.84	intermediate to mafic intrusive, Qtz vein
	66.50	67.00	0.50	2.53	quartz porphyry, Qtz vein, VG
	77.00	77.50	0.50	1.04	quartz porphyry, Qtz vein
	78.00	80.00	2.00	1.12	brecciated quartz porphyry, Qtz vein
including	79.00	79.50	0.50	3.28	brecciated quartz porphyry, Qtz vein, VG
	81.00	84.35	3.35	1.16	quartz porphyry/chlorite-pyrite altered ultramafic
including	82.80	83.35	0.55	5.35	chlorite-pyrite altered ultramafic
	98.40	99.50	1.10	2.02	ankerite altered and veined ultramafic

RV-02-02	63.10	68.00	4.90	0.80	quartz porphyry/chlorite-pyrite altered ultramafic
including	65.50	66.00	0.50	1.86	chlorite-pyrite altered ultramafic
	73.10	74.30	1.20	5.03	ankerite altered and veined ultramafic
including	73.80	74.30	0.50	11.84	ankerite altered and veined ultramafic, VG
	80.10	81.10	1.00	1.60	ankerite altered and veined ultramafic
	84.10	85.00	0.90	1.38	ankerite altered and veined ultramafic
	103.30	104.80	1.50	6.24	quartz porphyry, Qtz vein
including	104.30	104.80	0.50	18.45	quartz porphyry, Qtz vein, VG
	127.50	129.70	2.20	1.10	ankerite altered and veined ultramafic
including	127.50	128.50	1.00	1.82	ankerite altered and veined ultramafic, 5-7% Py
	142.60	143.50	0.90	4.08	ankerite altered and veined ultramafic
	201.80	203.00	1.20	2.58	ankerite altered and veined ultramafic
	221.60	222.70	1.10	2.33	quartz porphyry/altered ultramafic contact

RV-02-03	64.20	64.70	0.50	2.37	chlorite-pyrite altered ultramafic
	66.20	66.70	0.50	1.42	chlorite-pyrite altered ultramafic
	69.20	77.40	8.20	1.81	chlorite-pyrite altered ultramafic
including	69.20	70.70	1.50	5.42	chlorite-pyrite altered ultramafic
and including	69.70	70.20	0.50	11.70	chlorite-pyrite altered ultramafic
and including	75.90	76.90	1.00	4.17	chlorite-pyrite altered ultramafic
	121.00	122.00	1.00	1.00	quartz porphyry, Qtz vein

RV-02-04	78.20	78.70	0.50	1.06	chlorite-pyrite altered ultramafic
	85.20	86.00	0.80	1.04	chlorite-pyrite altered ultramafic
	93.00	93.50	0.50	1.70	chlorite-pyrite altered ultramafic

RV-03-05	62.00	63.00	1.00	2.22	Felsic Intrusive?
	66.80	69.80	3.00	1.59	Chert-Mt IF
including	67.80	68.30	0.50	3.05	Chert-Mt IF
	72.90	73.30	0.40	2.03	Chert-Mt IF
	75.80	77.70	1.90	1.39	Chert-Mt IF
	85.20	86.20	1.00	1.19	Chert-Mt IF
	87.40	87.90	0.50	1.85	Chert-Mt IF
	89.30	89.80	0.50	1.12	Chert-Mt IF
	92.30	98.00	5.70	1.13	Chert-Mt IF
	103.00	103.40	0.40	3.80	Chert-Mt IF
including	103.20	103.40	0.20	5.17	Chert-Mt IF
	109.10	113.40	4.30	1.33	Chert-Mt IF
including	109.10	109.80	0.70	4.78	Chert-Mt IF
	116.40	118.40	2.00	1.67	Chert-Mt IF
	122.40	122.90	0.50	1.67	Highly Alt'd (Ank/Py) Felsic Volc
	156.30	157.80	1.50	1.38	Massive Sulphide
	159.80	160.40	0.60	1.16	Massive Sulphide
	160.60	161.20	0.60	1.09	Massive Sulphide
	177.20	177.70	0.50	1.51	Highly Alt'd (Qtz/Ank) Felsic Tuff
	201.90	202.20	0.30	1.21	Qtz Vein in Qtz Porphyry
	406.30	407.30	1.00	2.84	Dacite Tuff
	412.60	413.60	1.00	1.02	Dacite Tuff

RV-03-06	27.30	28.30	1.00	1.03	Qtz Porphyry
	162.80	163.50	0.70	6.30	Qtz Vein in Qtz Porphyry, VG
	164.20	164.50	0.30	7.15	Qtz Vein in Qtz Porphyry, VG
	171.80	172.60	0.80	1.91	Intermediate intrusive, Qtz Vein, VG
	192.90	193.20	0.30	1.02	Intermediate intrusive, Qtz Vein, VG
	194.90	195.90	1.00	1.42	interlayered sandstone/intermediate dykes, Qtz Vein
	203.10	204.10	1.00	4.63	mafic to intermediate volcanic, calcite amygdules?
	217.40	218.40	1.00	2.67	intermediate intrusive or volcanic
	222.40	223.40	1.00	3.68	intermediate intrusive or volcanic
	237.50	238.60	1.10	4.09	Intermediate intrusive, Qtz Vein, VG
including	237.50	237.80	0.30	7.68	Intermediate intrusive, Qtz Vein, VG
	239.60	240.70	1.10	3.15	Intermediate intrusive, Qtz Vein, Qtz-Ankerite Veins
	254.50	254.90	0.40	1.12	Sandstone, Qtz Vein, Qtz-Ankerite Veins
	255.20	255.60	0.40	5.68	Sandstone, Qtz Vein, VG
	273.50	274.00	0.50	9.65	Felsic volcanic
	281.60	282.60	1.00	22.83	Felsic volcanic, Qtz Vein, VG
including	281.90	282.20	0.30	62.30	Felsic volcanic, Qtz Vein, VG
	289.50	290.00	0.50	1.54	interlayered conglomerate/intermediate dykes, Qtz Vein
	327.20	327.60	0.40	4.25	Intermediate intrusive, Qtz Vein, VG
	355.70	356.00	0.30	5.82	Felsic volcanic, Qtz Vein, VG
	368.80	369.10	0.30	12.80	Qtz Vein in Qtz Porphyry, VG
	372.40	372.70	0.30	1.00	Qtz Vein in Qtz Porphyry, VG

RV-03-07	263.00	272.45	9.45	14.32	ankerite altered and veined ultramafic, VG
including	263.00	263.30	0.30	11.90	ankerite altered and veined ultramafic, VG
and	270.10	270.40	0.30	14.85	Qtz Vein in Qtz Porphyry, VG
and	272.15	272.45	0.30	411.00	Qtz Vein in Qtz Porphyry, VG
	301.50	302.50	1.00	3.43	Pyritic intermediate to mafic volcanic/intrusive?
	304.00	305.00	1.00	2.21	Ankerite altered chloritic mafic volcanic
	312.60	313.40	0.80	1.76	Felsic volcanic
	327.20	328.00	0.80	1.93	Silica altered chloritic mafic volcanic
	332.50	332.80	0.30	17.75	Ankerite altered chloritic mafic volcanic, Qtz Vein, VG
	333.20	335.00	1.80	2.53	Ankerite altered chloritic mafic volcanic
	367.00	368.00	1.00	1.32	Ankerite altered chloritic-pyritic mafic volcanic
	379.00	380.00	1.00	2.53	chloritic mafic volcanic

RV-03-08	51.90	52.20	0.30	3.08	Ankerite altered chloritic mafic volcanic
	54.00	55.00	1.00	1.72	Ankerite altered chloritic mafic volcanic, Qtz Vein, VG
	136.50	137.00	0.50	2.56	Ankerite altered chloritic mafic volcanic
	212.00	213.00	1.00	2.17	Ankerite altered fuchsitic ultramafic volcanic
	222.10	222.80	0.70	1.22	Ankerite altered chloritic mafic volcanic, Qtz Vein
	230.40	230.90	0.50	1.03	Ankerite altered chloritic mafic volcanic, Massive Ankerite+Tourmaline
	262.00	263.00	1.00	1.63	Felsic volcanic
	264.00	264.50	0.50	1.82	Felsic volcanic

RV-03-09	32.00	32.30	0.30	1.87	Qtz Vein in Qtz Porphyry, VG
	33.00	34.00	1.00	1.20	Qtz Porphyry
	97.00	98.00	1.00	1.23	Felsic volcanic

RV-03-10	24.40	24.70	0.30	1.72	Qtz Vein in Qtz Porphyry, VG
	44.70	45.70	1.00	1.14	Qtz Porphyry
	209.40	209.70	0.30	4.51	interlayered sandstone/intermediate dykes, Qtz Vein, VG
	221.20	221.60	0.40	1.26	Qtz Vein in Qtz Porphyry, VG

RV-03-11	32.75	33.15	0.40	3.59	Ankerite altered mafic/ultramafic volcanic
	70.70	71.00	0.30	2.78	Qtz Vein in Qtz Porphyry, VG
	128.00	128.30	0.30	1.01	Qtz-Plag Porphyry
	215.10	215.40	0.30	4.23	Qtz Vein in Qtz Porphyry, VG
	234.60	235.00	0.40	3.51	Qtz Vein in Qtz Porphyry, VG
	237.50	237.95	0.45	1.44	Qtz Vein in Qtz Porphyry, VG
	251.60	251.90	0.30	1.08	Qtz Vein in Qtz Porphyry
	277.00	277.30	0.30	15.25	Qtz-Plag Porphyry, Qtz Vein

RV-03-12	58.40	60.50	2.10	1.90	Chert-Mt IF
	68.40	69.00	0.60	1.03	Chert-Mt IF
	70.80	71.20	0.40	1.17	Chert-Mt IF
Underlying Agreements of the RLJV Property:

All acquisition and exploration costs incurred after January 24, 2000 are reimbursed to the Company by AngloGold. Subsequent to March 7, 2003, payments due to Perry English are now due to the Company because of the acquisition of Perry English's property rights by the Company.

Meunier Property

The Company acquired its interest in the Meunier Property (formerly the Red Lake Core Property) from RML pursuant to the Vend-In Agreement which included a 100% interest in 25 claims (128 units) acquired by RML and the rights and obligations of RML in a letter agreement (the "Red Lake Agreement") dated January 29, 1996 (as accepted February 5, 1996) between RML and David Meunier, of 403 Dome Street, South Porcupine, Ontario, P0N 1H0, granting an option to acquire a 100% interest in 92 claims (92 units) included in the Meunier Property, Red Lake gold district, Ontario, Canada.  The Company subsequently acquired two additional claims (two units) by staking.

In order to maintain the Red Lake Agreement in good standing, the Company was required to make option payments totaling $75,000 (paid) to David Meunier and complete work expenditures totaling $350,000 (completed).

The Company has now acquired a 100% interest in the 92 claims, subject to a 2% NSR payable to David Meunier.  Advance royalty payments of $25,000 per year are required to be paid to David Meunier commencing three years after the final option payment with the first advance royalty payment due on April 15, 2002.  Because the property was sub-optioned by way of the RLJV, the first advance royalty payments were due on April 15, 2000 (paid) and April 15, 2001 (paid).  The Company has the right to buy 50% of the 2% NSR for $1,000,000 at any time prior to production.

The 92 claims include 38 claims acquired by David Meunier under an agreement dated February 1, 1995 between Viridian Inc. (formerly Sherritt Inc. and now Agrium Inc.), Outokumpu Mines Ltd. and David Meunier and which are subject to a 0.5% NSR to Outokumpu Mines Ltd. (as to 60%) and Viridian Inc. (as to 40%) which the Company has assumed under the Vend-In Agreement.  The 0.5% NSR interest may be purchased for a one time lump sum payment of $500,000.

The 25 claims (128 units) acquired from RML and two claims (two units) subsequently acquired by the Company for a total of 27 claims (130 units), form part of the property, and David Meunier is entitled to a 1% NSR with respect to these claims.

As of December 31, 2002, a total of $1,436,501 in exploration and acquisition expenditures has been incurred by the Company and partner AngloGold on the Meunier Property ($1,294,251 - March 31, 2003).

Humlin West Property

The Humlin West Property is located in Fairlie and Baird Townships and the Hammell Lake area, Red Lake Mining Division, Ontario and is contiguous to the Meunier Property to the southwest.  The Company has an option to acquire a 100% interest in 16 unpatented mining claims from Perry English of Souris, Manitoba, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated October 21, 1998 as accepted January 11, 1999, by making cash payments of $102,000 (paid) by May 10, 2002.  In addition, annual advance royalty payments of $20,000 will be due beginning May 10, 2003.  The property is subject to a 2% NSR royalty of which the Company may purchase 1% of the NSR royalty for $1.0 million.

The consideration was determined by arm's length negotiations.  The Company and partner AngloGold have expended a total of $146,798 on the property as at December 31, 2002 ($146,799 - March 31, 2003).

Red Lake West Property

The Red Lake West Property (formerly the Post Narrows Property) is located in Dome and McDonough Townships, Red Lake Mining Division, Ontario and is contiguous to the north of the Company's Meunier Property.  The property consists of 16 unpatented claims (90 units).  The Company acquired a 100% interest in the mineral rights from Perry English, who is at arm's length to the Company, under the terms of a letter agreement dated August 7, 1998 as accepted August 9, 1998.  The Company made cash payments totaling $227,300 by May 10, 2002.  The property is subject to a 2% NSR and a $25,000 per year advance royalty, commencing May 10, 2003.  The Company may purchase 50% of the 2% NSR at any time for $1,000,000 and will retain a first right of refusal on the remaining 1% NSR.  The consideration was determined by arm's length negotiations.

The Company and partner AngloGold have expended a total of $133,381on the property as at December 31, 2002 ($148,381 - March 31, 2003).

Red Lake Extension Property

The Company owns a 100% interest in 37 claims in the Black Bear Lake, Coli Lake and Sobeski Lake Areas, all of which were acquired by staking.

The Company and partner AngloGold have expended a total of $258,692 on the property as at December 31, 2002 ($258,692 - March 31, 2003).

Red Lake East Property

The Company has an option to acquire a 100% interest in 381 unpatented claim units in the McDonough, Balmer and Bateman townships by making cash payments of $98,000 by February 15, 2003 (paid) and issuing 150,000 common shares by February 15, 2002 (issued).  Annual advance royalty payments of $16,000 per year are payable commencing February 15, 2004.  The property is subject to a 2% NSR royalty of which the Company may purchase 1% of the NSR royalty for $1.0 million. Refer to note 12.

The Company optioned up to 60% of its interest in 116 units to Royal Roads Corp. ("Royal") in 1999. To earn a 51% interest, Royal must spend $400,000 on exploration expenditures and issue 100,000 of its common shares to the company (25,000 issued).  A further 9% may be earned by Royal by completing an additional $400,000 in exploration expenditures.

During the year ended December 31, 2001, Royal dropped its interest in the properties.  AngloGold subsequently optioned the 116 units as part of the Red Lake Adams Lake Property.

In exchange for vending this portion of the Red Lake East property into the RLJV, AngloGold has agreed to increase its total RLJV earn-in expenditure from US$3.0 to US$3.4 million.  In addition, the RLJV will carry out a minimum of $60,000 in exploration on this portion of the Red lake East property prior to December 31, 2002.  AngloGold will make annual cash payments of US$10,000 to the Company provided this portion of the RLJV property continues to be part of the RLJV.

The Company and partner AngloGold have expended a total of $821,386 on the property as at December 31, 2002 ($1,290,410 - March 31, 2003).

Coli Lake Property

The Coli Lake Property is located in Bateman and Shaver Townships, Red Lake Mining Division, Ontario.  The Company has a 100% interest in five unpatented claims at Coli Lake for which it paid $4,000, and is required to make annual advance royalty payments of $6,000 commencing June 30, 2005.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $500,000.   The consideration was determined by arm's length negotiations.

The Company and partner AngloGold have expended a total of $5,754 on the property as at December 31, 2002 ($5,803 - March 31, 2003).

Advance Red Lake Property

The Advance Red Lake Property is located in the Ball and Todd Townships, Red Lake Mining Division, Ontario.  The property consists of 13 patented claims.  The Company has an option to acquire surface and mineral rights from Tor Jensen, Belle Madsen, Christopher Proud and Wayne Beach, who are at arm's length to the Company, under the terms of a letter agreement dated June 27, 2000 as accepted June 28, 2000 The Company obtained the option to acquire a 100% interest in 13 patented mining claims in consideration for the payment of $47,000 ($5,000 paid), payable in stages over seven years. The property is subject to a 2% NSR, of which 1% may be purchased by the Company for $500,000.  The consideration was determined by arm's length negotiations.

The Company and partner AngloGold have expended a total of $13,563 on the property as at December 31, 2002 ($13,563 - March 31, 2003).

MacKenzie Property

The MacKenzie Property is located in Dome Township, Red Lake Mining Division, Ontario.  The property consists of one unpatented claim.  The Company has an acquired a 100% interest in the mineral rights from Perry English, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated February 14, 2000 as accepted February 19, 2000.  The Company has a 100% interest in one unpatented mining claim unit located in Dome Township for which the Company paid $1,400.  The property is subject to a 1% NSR royalty of which the Company may purchase a 0.5% NSR royalty for $100,000.  The consideration was determined by arm's length negotiations.

The Company and partner AngloGold have expended a total of $1,630 on the property as at December 31, 2002 ($1,630 - March 31, 2003).

Slate Bay English Option Property

The Slate Bay English Option Property is located in Todd Township, Red Lake Mining Division, Ontario.  The Company has an option to acquire a 100% interest in 13 unpatented mining claims by making cash payments of $78,800 ($13,800 paid) by September 10, 2004.  In addition, annual advance royalty payments of $6,000 will be due beginning September 10, 2005.  The property is subject to a 1% NSR royalty, of which the Company may purchase a 0.5% of the NSR royalty for $500,000. The consideration was determined by arm's length negotiations.

The Company has expended a total of $24,296 on the property as at December 31, 2002 ($24,296 - March 31, 2003).

Rivard Property

The Rivard Property is located in Todd Township, Red Lake Mining Division, Ontario.  By a Due Diligence/Option Agreement dated August 29, 2002 between the Rivard Estate and the Company, the Company has an option to acquire a 100% interest in one mineral lease by making cash payments of $190,000 and issuing 185,000 shares by August 29, 2005.   The property is subject to a sliding rate NSR of 2.25% to 2.75% dependant on the average price of gold as defined under the Agreement.  The Company may purchase a 1.25% NSR from the Estate at any time for $1,000,000.  The consideration was determined by arm's length negotiations.

The Company and partner AngloGold have expended a total of $385,336 as at December 31, 2002 ($565,250 - March 31, 2003).

East Bay Property

The East Bay Property is located in Bateman and Black Bear Lake Townships, Red Lake Mining Division, Ontario.  By a letter Agreement dated December 20, 2002, between Perry English and Larry Herbert (the "Owners") and the Company, the Company has the right to earn a 100% interest in 81 unpatented mineral claims by making cash payments totaling $145,000 ($10,000 paid) and by issuing a total of 100,000 shares (25,0000 issued) by January 30, 2007.  The company grants the owners a 2% NSR.  The Company may purchase 50% of the NSR (i.e. a 1% NSR) at any time for $1,000,000.  The consideration was determined by arm's length negotiations.

The Company and partner AngloGold spent no money on the property in 2002 and as at March 31, 2003, have expended a total of $37,803.

Newman Todd Property

The Newman Todd Property is located in Todd Township, Red lake Mining Division, Ontario. The Newman Todd property is in a separate agreement between Rubicon and Redstar Gold Corp ("Redstar"), in which Redstar have the option to earn up to a 70% interest in the property. Rubicon's interest in the Newman Todd property (from 30% to 100% dependent on Redstar vesting) is included in the RLJV. According to an underlying property agreement with Newmont Canada Ltd. and Redstar Gold Corp., Newmont retains a 1.5% NSR if the average gold value per calendar year is less than or equal to US$400 per ounce, or a 2% NSR if the average gold value per calendar year is greater than or equal to US$400 per ounce. The consideration was determined by arm's length negotiations.

The Company and partner AngloGold spent no money on the property in 2002 and as at March 31, 2003, have expended a total of $3,202.

Golden Tree Property

The Golden Tree Property is located in Hammell Lake Township, Red Lake Mining Division, Ontario.  By a Due Diligence Agreement dated December 13, 2002 and Option Agreement Election Notice dated February 11, 2003, between Maciejewske-Bobinski (the "Owners") and the Company, granting the Company the right to earn a 100% interest in 11 unpatented mineral claims by making cash payments totaling $90,000 and issuing a total of 60,000 shares by December 13, 2005.  The Company grants the owners a 2% NSR.  The company may purchase 50% of the NSR (I.E. a 1% NSR) at any time for $1,000,000.   Provided that the Vendors still retain an NSR interest, advance royalty payments of $10,000 are to be made by December 13, 2007 and on each anniversary date thereafter until commercial production commences.  The consideration was determined by arm's length negotiations.

The Company and partner AngloGold  spent no money on the property in 2002 and as at March 31, 2003, have expended a total of $13,035.

2B. OTHER RED LAKE PROPERTIES

The other properties optioned to the Company that do not fall under the RLJV in the Red Lake gold district are the McCuaig Red Lake Joint Venture, Hammell Lake, Killala, Baird, Pipestone North, Pipestone South, Pipestone East, and Wolf Bay Properties (the "Other Red Lake Properties"), described hereafter.

McCuaig Red Lake JV Property

The Company signed a letter agreement with Golden Tag Resources Inc. on December 15, 1997 to earn a 50% interest in three unpatented mining claims located in Dome Township by paying $25,000 (paid) and incurring total exploration expenditures of $450,000 by April 15, 2001 (completed).  The property is subject to a 2% NSR royalty of which the Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retain a right of first refusal on the remaining NSR royalty.  The consideration was determined at arm's length negotiations.

During the current year, the Company reached an agreement with Golden Tag on the McCuaig JV property whereby it will earn an additional 10% interest for a total 60% interest by expending $522,000 prior to May 31, 2003 (incurred).

The Company completed 20,824 feet in 26 diamond drill holes on the project in April 2002. By completing this drill program Rubicon increased its interest in the McCuaig project to 60%.

The Company and partner Golden Tag have expended a total of $964,916 on the property as of December 31, 2002 ($1,124,253 - March 31, 2003).

Hammell Lake Property

The Hammell Lake Property is located in Todd Township, Red Lake Mining Division, Ontario.  The property consists of three unpatented claims.  The Company acquired a 100% interest in the mineral rights from Perry English, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated June 27, 2000 as accepted August 13, 2000.  The Company acquired a 100% interest in the property by making cash payments totaling $750.  Beginning August 1, 2004, the Company will make annual advance royalty payments of $6,000 per year provided that the Company maintains its interest in the Hammell Lake Property.  The consideration was determined by arm's length negotiations.

The Company has expended a total of $20,214 on the property as at December 31, 2002 ($20,714 - March 31, 2003).

Killala Property

The Killala Property is located in the Mulcahy and Killala Property Townships, Red Lake Mining Division, Ontario.  The property consists of 11 unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated June 26, 1999.  The Company entered into a letter agreement for the option to acquire 11 unpatented mining claims in consideration for $75,000 in cash payments ($1,600 paid) in stages prior to September 1, 2004 and the completion of $9,000 in exploration work before September 1, 2002.  The property is subject to an $8,000 annual advance royalty commencing in 2005 and a 2% NSR, half of which the company may purchase for $500,000. The consideration was determined by arm's length negotiations.

During the year ended December 31, 2002, the Company terminated its option on this property and all related deferred costs were written off.

The Company expended a total of $20,753 on the property as at December 31, 2002.

Redstar Option Agreement

In March 2002, the Company granted Redstar Resources Corporation ("Redstar") the right to earn up to a 70% interest in several of Rubicon's properties (a total of 226 claim units) at the western end of the Red Lake gold camp.  The properties included in the option are the Baird, Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties.

Redstar can earn an initial 51% interest in the properties by making cash payments totalling $135,000, issuing 500,000 post-consolidation shares to Rubicon and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year.  Redstar can increase its interest to 60% by funding total exploration expenditures of $10 million over eight years and can increase its interest to 70% by funding a positive and bankable feasibility study and arranging project financing for a mine.  Redstar is also responsible for making all cash payments to the underlying property vendors.

Redstar carried out prospecting, mapping and trenching during 2002 which was designed to develop drill targets.

Baird Property

The Baird Property is located in Todd Township, Red Lake Mining Division, Ontario.  The property consists of two unpatented claims.  The Company acquired a 100% interest in the mineral rights from Perry English, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated June 27, 2000 as accepted August 13, 2000.  The Company entered into a letter agreement for the option to acquire two unpatented mining claims in consideration for the payment of $750 (paid) and annual advance royalty payments of $6,000 per year, provided the Company maintains the claims in good standing with regulatory authorities, commencing August 1, 2004.   The consideration was determined by arm's length negotiations.

The Company has expended a total of $3,513on the property as at December 31, 2002 ($4,121 - March 31, 2003).

Pipestone North Property

The Pipestone North Property is located in Ball Township, Red Lake Mining Division, Ontario.  The property consists of six unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated August 12, 2000 as accepted August 13, 2000 and as amended November 1, 2001.  The Company obtained the option to acquire a 100% interest in six unpatented mining claims in consideration for cash payments aggregating $89,000 ($14,000 paid) in stages over three years commencing September 1, 2002, and the completion of a minimum of $13,000 in exploration work on the property by September 1, 2002 (completed).  The property is subject to a 2% NSR, one half of which can be purchased by the Company at any time for $500,000.  The consideration was determined by arm's length negotiations.

The Company has expended a total of $29,175 on the property as at December 31, 2002 ($30,450 - March 31, 2003).

Pipestone South Property

The Pipestone South Property is located in Ball Township, Red Lake Mining Division, Ontario.  The property consists of 18 unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated August 12, 2000 as accepted August 13, 2000 and as amended November 1, 2001.  The Company obtained the option to acquire a 100% interest in 15 unpatented mining claims, in consideration for cash payments aggregating $92,000 ($17,000 paid) and the issuance of 110,000 common shares (issued) paid in stages prior to September 1, 2004 and the completion of a minimum of $26,000 of exploration before September 1, 2002 (completed).  The property is subject to $10,000 advance royalty payments commencing in 2005 and a 2% NSR, 1% of which may be purchased by the Company for $500,000. The consideration was determined by arm's length negotiations.

The Company has expended a total of $120,755 on the property as at December 31, 2002 ($122,218 - March 31, 2003).

Wolf Bay Property

The Wolf Bay Property is located in Ball Township, Red Lake Mining Division, Ontario.  The property consists of 15 unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated June 26, 2000.  The Company obtained the option to acquire 18 unpatented mining claims in consideration for cash payments aggregating $88,500 ($19,500 paid) prior to August 1, 2004 and the completion of $28,000 in exploration work before September 1, 2002 (completed). The property is subject to an $8,000 annual advance royalty commencing in 2005 and a 2% NSR, 50% of which may be purchased by the Company for $500,000.  The consideration was determined by arm's length negotiations.

The Company has expended a total of $50,116 on the property as at December 31, 2002 ($51,210 - March 31, 2003).

Pipestone East Property

The Pipestone East Property is located in Ball Township, Red Lake Mining Division, Ontario.  The property consists of six unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm's length to the Company, under the terms of a letter agreement dated August 12, 2000 as accepted August 13, 2000 and as amended November 1, 2001.  The Company obtained the option to acquire a 100% interest in 10 unpatented claims, in consideration for cash payments aggregating $81,000 ($11,000 paid) prior to September 1, 2004 and the completion of $12,000 in exploration work before September 1, 2002 (completed).  The property is subject to a 2% NSR, 50% of which may be purchased by the Company at any time for $500,000, and an annual advance royalty of $8,000 commencing in 2005.  The consideration was determined by arm's length negotiations.

The Company has expended a total of $4,472 on the property as at December 31, 2002 ($4,472 - March 31, 2003).

3. Other Properties

NEWFOUNDLAND

Gold Properties

During 2002, the Company acquired several properties in Newfoundland and conducted various early-stage exploration activities on a number of the projects which included prospecting, rock sampling, trenching, geophysical airborne surveys and initial diamond drilling.

StarTrack Trend Properties

The Company has five option agreements pursuant to which it may earn a 100% interest in a total of 129 claims for aggregate consideration of $277,000 ($54,000 paid) in cash and the issuance of 280,000 (120,000 issued) shares over a four year period, and the granting of NSR royalties ranging from 1.0% to 2.0% of which portions can be purchased for $400,000 to $1,500,000 for each option agreement.

Exploration work to date consists of prospecting, rock sampling, trenching and detailed structural mapping.

The Company has expended a total of $383,760 on the properties as at December 31, 2002 ($430,303 - March 31, 2003).

Golden Promise Properties

Rubicon acquired a 100% interest in approximately 835 claims and an additional 692 claims were acquired under option from a third party (or fall within an area of interest with the third party) with the Company able to obtain a 100% interest in the claims by making cumulative cash payments of $230,000 ($15,000 paid) and common share issuances of 100,000 over four years.  Rubicon has also granted a 2% NSR royalty on the optioned claims and has the right to buy back 1% of the NSR for $1,000,000 at any time.

During 2002 the Company excavated several trenches, carried out geophysical survey work and drilled 21 holes (1045 metres) on Golden Promise's Jaclyn Zone vein target.

The Company has expended a total of $423,586 on the property as at December 31, 2002 ($433,013 - March 31, 2003).

Avalon Gold Trend Properties

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 600 claims for aggregate consideration of $290,000 ($52,500 paid) in cash and the issuance of 145,000 shares over a four year period, and the granting of NSR royalties ranging from 2% to 3%, of which portions can be purchased for $1,000,000 to $2,000,000 for each option agreement.

Fieldwork conducted on the property in 2002 included geological mapping, prospecting rock and soil sampling and the excavation and sampling of 4 trenches.

The Company has expended a total of $201,839 on the properties as at December 31, 2002 ($222,382 - March 31, 2003).

Glenwood-Botwood Basin Gold Trend Properties

The Company has entered into seven option agreements to earn a 100% interest in a total of 1,114 claims for aggregate consideration of $478,000 ($76,000 paid) in cash and the issuance of 210,000 shares (62,000 issued) over four years, and the granting of 2% NSR's of which 1% can be purchased for varying amounts between $1 million to $2.5 million at any time.  The Company has a 100% interest in an additional 2,340 claims acquired by staking.

Prospecting and rock sampling was carried out on all the properties.  Trenching and sampling was completed on the Golden Bullet and Wing's Point optioned properties.  A high sensitivity helicopter borne 3-D gradient magnetic survey was flown over parts of 4 properties that are included in two separate agreements.

The Company has expended a total of $895,126 on the property as at December 31, 2002 ($877,318 - March 31, 2003).

New World Gold Trend Property

The Company has entered into an agreement on the New World Property to earn a 100% interest in 457 claims for aggregate cash consideration of $57,000 over four years ($12,000 paid) and the issuance of an aggregate of 45,000 common shares over three years.  The owner was granted a 2.0% NSR of which a 1.0% NSR can be purchased by the Company at any time for $1.0 million.

The 2002 exploration work on the New World property consisted of extensive prospecting and rock sampling.

The Company has expended a total of $122,163 on the property as at December 31, 2002 ($125,008 - March 31, 2003).

Great NP Gold Trend Property

The Company acquired approximately 1,500 mineral claims by staking during 2002.

The Company has expended a total of $145,454 on the property as at December 31, 2002 ($145,454 - March 31, 2003).

Option to International Lima Resources Corp.

The Company has optioned the six mineral licences known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. ("Lima") in consideration for Lima incurring $1.5 million, $1.75 million and $2.0 million respectively, in exploration expenditures and issuing 800,000 of its common shares to the Company.  Lima may earn a 60% interest in the above properties by satisfying the terms of the options and has a firm commitment to spend a total of $650,000 in the first year in connection with the three option agreements.

Base Metal Properties

Christopher Property

The Company has an option to acquire a 100% interest in 41 claim units in consideration for cash payments aggregating $95,750 ($21,750 paid) and the issuance of an aggregate of 125,000 common shares (37,500 issued) prior to February 28, 2005.  The property is subject to a 2% NSR royalty of which the Company may purchase 1.0% for $1,000,000.

Work in 2002 included magnetometer, VLF, EM & IP geophysical surveys followed by two diamond drill holes for a total of 226 metres.

The Company has expended a total of $69,967 on the property as at December 31, 2002 ($90,960 - March 31, 2003).

Point Leamington Property, Newfoundland

The Point Leamington Property consists of one mining lease and one mineral license in the Green Bay Mining Division in Newfoundland.  The Company acquired a 100% interest in a mining lease in the Point Leamington Property for which the Company paid an aggregate of $33,532 and issued 100,000 common shares.  The property is subject to a 2% NSR royalty, of which the Company may purchase 0.5% for $500,000.

The Company conducted no exploration on the property during 2002.

A total of $ 421,730 has been expended on the Property by the Company as at December 31, 2002 ($421,730 - March 31, 2003).

Lewis Lake Property, Newfoundland

The Company acquired a mineral exploration license of 168 mineral claims from the Government of Newfoundland on February 24, 1997.  The property has been modified and now consists of three mineral licences for a total of 264 units.  Located at 49° 17'N and 55° 30'W, the license is 10 kilometres east of the Point Leamington Property.  A portion of the mineral licence (4.81 claims) falls within the area of influence as set out in the Seal Bay Option Agreement with Falconbridge Limited.  Falconbridge Limited has accepted inclusion of this portion of the Lewis Lake Property under the terms of that agreement.

The Company conducted no exploration on the property during 2002.

A total of $288,593 has been expended by the Company as of December 31, 2002 ($203,646 - March 31, 2003).

Seal Bay Property, Newfoundland

The Seal Bay copper-zinc-silver-gold property is located in the Notre Dame Bay area of north-central Newfoundland.  It consists of two contiguous mineral licences covering 1,200 hectares near Seal Bay.  Under an agreement dated March 1, 1996, the Company has an option to earn a 65% interest in the property from Falconbridge Limited by incurring $700,000 in exploration expenditures over four years subject to a 14% earn-back to Falconbridge Limited.  In a letter dated August 11, 2000, the Company was granted an extension by Falconbridge Limited to meet its required work commitment by July 15, 2001.  By letter dated July 10, 2001, the Company was granted a further extension to July 15, 2002.  A two-phase exploration program including detailed geological mapping and drilling for a total cost of $330,000 was recommended, of which $232,328 was expended by the Company to December 31, 1997.  In 1998, the Company expended approximately $250,000 on a diamond drill program on the property.

The Company conducted no exploration on the property during 2002.

 To December 31, 2002, the Company had expended $512,445 on the property ($512,445 - March 31, 2003).

West Cleary Property, Newfoundland

The West Cleary Property consists of one 16-claim license (256 hectares), located two kilometres west of Robert's Arm, at 49o 29' N, 55o 51' W.

The Company acquired its interest in the West Cleary Property under the Vend-In Agreement.  The Company has assumed the rights and obligations of RML under an agreement with Falconbridge Limited ("Falconbridge") dated as of March 1, 1996.  Under this agreement, the Company has been granted the right and option to earn an undivided 51% interest in and to the West Cleary Property.  In order to maintain the option, the Company has made exploration expenditures of $81,387 on or before July 1, 1998 (completed; $102,069 has been incurred to December 31, 1999).  The Company provided notice to Falconbridge whereupon it became the owner of a 51% undivided interest in and to the West Cleary Property (dated March 28, 2000).  If the agreement with Falconbridge regarding the Seal Bay Property described above is terminated, then the Company is obligated to post and maintain in force a reclamation bond or letter of credit with respect to the West Cleary Property in favour of Falconbridge. As the Company exercised the option and acquired a 51% interest in the West Cleary Property, the parties have formed an exploration joint venture with the Company having a 51% interest and Falconbridge having a 49% interest.  If either party's undivided interest in the property and its joint venture interest is reduced to 15% or less, that party's interest in the joint venture shall be automatically extinguished and converted to a 2% NSR interest.  Falconbridge is at arm's length to the Company and RML and the consideration payable for the West Cleary Property was negotiated at arm's length.

The Company conducted no exploration on the property during 2002.

A total of $108,925 has been expended by the Company to December 31, 2002 ($108,925 - March 31, 2003).

ONTARIO

English Royalty Division

The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 and the issuance of 250,000 common shares.  Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake, McCuaig and Wolf Bay.  Accordingly, this agreement will reduce the Company's aggregate property payments due under these pre-existing options by $414,000, including $114,000 in 2003.

The property interests have been acquired, subject to regulatory approval, for a cash payment of $500,000 and issuance of 250,000 shares of Rubicon. In addition, Mr. English will be paid a total of $75,000 for each full year of consultancy to the Company for a minimum of the next two years and a further two years at his election. Mr. English will also be entitled, for a period of six years, to a bonus on any annual gross income generated by Rubicon from the property interests in excess of $150,000.

A total of $850,793 has been expended by the Company in connection with the acquisition to March 31, 2003.

Robbie Lake Property, Ontario

The Robbie Lake Property is located 75 kilometres south of Timmins, centred at approximately 47o 45' N, 81o 25' W.  On October 12, 2000, the Company entered into a Letter Agreement with Frederick Blake in which Blake agreed to stake eight claims on a best efforts basis on the dates that the claims become available to stake (before October 18, 2000 and March 22, 2001).  The Company agreed to pay Blake's related staking costs.  In exchange, the Company retains a 1% NSR on all re-staked claims and the right of first refusal to sub-option the property from Blake.  This agreement replaces the November 27, 1996 agreement.

The Company conducted no exploration work on the property during 2002.

A total of approximately $121,716 has been expended by the Company to December 31, 2002 on this property ($121,716 - March 31, 2003).

Serendipity Property, Ontario

The Company has acquired through staking approximately 16 units (3 claims) in the Corless Township, Red Lake Mining Division, Ontario.  The Company has acquired the ground to cover airborne geophysical surveys carried out by the Ontario government in 1978.

The Company has expended a total of $2,020 on the property as at December 31, 2002 ($2,020 - March 31, 2003).

NUNAVUT TERRITORY

Incognita JV Property, Nunavut Territory

The Incognita JV Property is a nickel-copper-platinum group metal property located on the Meta Incognita Peninsula of southern Baffin Island, Nunavut Territory.  The Company holds 91 mining claims under the Incognita Joint Venture with Northstar Exploration Ltd. ("Northstar") (Northstar 51% / the Company 49%) under which Northstar contributed the initial $2 million in exploration expenditures required for it to maintain a 51% interest (incurred by March 1997).  A two-phase exploration program was conducted in 1997, involving 2,666 metres of diamond drilling and extensive reconnaissance to detailed geological-geochemical-geophysical work to follow-up on positive results from 1996.  No field exploration was conducted in 1998 or 1999 due to low nickel prices.  The target is a komatiite-associated, Thompson Nickel Belt-type or Raglan-type nickel-copper-platinum metal group deposit.

As at December 31, 2001, the Company had dropped 85.5% of the mineral claims originally included in this joint venture and accordingly has taken a write-down of $2,001,829 representing 85.5% of the costs deferred to that date.  The Company wrote-down an additional $123,279 at December 31, 2002 which was proportional to the number of claims that lapsed during that year.

The Company conducted no exploration work on the property during 2002.

The Company has expended $21,844 in exploration and acquisition costs on the property as of December 31, 2002 ($22,344 - March 31, 2003).

BRITISH COLUMBIA

Axelgold Property, British Columbia

The Axelgold Property covers 3,500 hectares and consists of ten four-post and 22 two-post mineral claims (192 units).  The property is located 150 kilometres northeast of Smithers, at 56o 00' N, 126o 00' W.

On October 31, 1996, Cyprus Canada Inc. ("Cyprus") assigned its interest in an agreement dated January 1, 1996 with Lorne Warren regarding four four-post claims and 20 two-post claims to the Company.  Under the terms of this agreement with Mr. Warren, as amended April 13, 2000, the Company must make option payments of $25,000 (paid), share payments of 15,000 (issued) and 25,000 (issued), and incur total exploration expenditures of $365,000 by May 15, 2003 ($137,000 incurred as at December 31, 1999) by the Company and Cypress.  The Axelgold Property is subject to a 3% NSR and a $20,000 per year advance royalty commencing January 1, 2003.  The Company may buy back the 3% NSR for $3,000,000 at any time.  Mr. Warren is at arm's length to the Company and RML and the consideration was determined by arm's length negotiation by Cyprus with Mr. Warren.  The Company subsequently staked the remaining two four-post and two two-post claims in April, 1997.

During 2002, the Company optioned a 20% interest in the property to Wheaton River Minerals Ltd. ("Wheaton") in consideration for Wheaton incurring $350,000 in exploration work prior to November 30, 2002 (completed).  The Company managed a summer 2002 drill program and drilled eight holes for a total of 1364.3 metres.  The optionee has since elected under the option agreement to convert its interest to common shares of Rubicon and accordingly the Company issued 441,528 common shares to that party prior to year end.

To December 31, 2002, the Company and former partner Wheaton River have incurred approximately $843,659 in exploration and acquisition costs.  As at March 31, 2003, the Company has expended $426,227 on the property.

Thumb Peak Property, British Columbia

The Thumb Peak Property is located 90 kilometres north of Bella Coola (53o 12' N. 127o 05' W) and consists of two 20-unit, two 18-unit and one 12-unit mineral claims (88 units).  RML's interest in the property was initially held on its behalf by Michael J. Gray, a director and senior officer of RML and the Company, who subsequently assigned the interest to RML by an assignment effective January 1, 1997.  The Company acquired its 20% interest in the Thumb Peak Property under the terms of an assignment entered into effective the 12th day of February, 1997 from RML for nominal consideration of $10.  Pursuant to the terms of the assignment, the Company agreed to assume all of the right, title and interest of RML in and to the Thumb Peak Property and all of its obligations and/or liabilities relating to the Thumb Peak Property.  The remaining 80% interest is held by Chris Bishop, Paul Jones, Hans Smit and Douglas Hooper (20% each) all of whom are at arm's length to the Company.  Decisions regarding the property are made by majority vote of the owners.

The Company has expended a total of $7,196 on the property to December 31, 2002 ($7,196 - March 31, 2003).

ALASKA

Palmer Property, Alaska

The Palmer Property is a zinc-gold-copper-silver prospect located in the Haines area of Alaska   The Company has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska.  In 1999, the Company acquired by staking an additional 36 state claims

To maintain the lease, the Company is required to make annual advance royalty payments of US $42,500 and pay assessment fees of US$34,000.  The Company was also required to issue a total of 200,000 common shares (issued).  The lease is subject to a 2.5% NSR of which the Company may purchase portions of the NSR up to a maximum of 1.5% as follows: 0.5% for US$1,000,000 at any time fore the sixth anniversary of the date of the mineral lease; 0.5% for US$2,000,000 before the seventh anniversary; and 0.5% for US$3,000,000 before the tenth anniversary.  The Company has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease.  The advance royalty payments are deductible from the NSR royalty.

A ten-hole, 6,153 foot (1,876 metre) 1999 drill program tested two targets and resulted in a new massive sulphide discovery, known as the RW Zone.

To December 31, 2002, the Company has spent a total of $1,649,314 on the Palmer Property ($1,741,866 - March 31, 2003).

Dispositions

During 2002, the Company wrote off the following properties: the Pegg Property located in Manitoba, the Killala Property located in Ontario and a further portion of the Incognita JV Property located in Nunavut Territory.

Expenditures on Exploration and Acquisition

For the financial year ended December 31, 2002, the Company expended $9,644,801 on mineral properties.  Of this amount $3,564,639 was spent on the McFinley Gold Project, $1,935,304 was spent on the Red Lake JV Properties (with $2,149,803 recovered from AngloGold), and $4,144,858 on other non-principal properties.

Item 5. Operating and Financial Review and Prospects

The Company is a Tier 1 junior exploration company listed on the TSX Venture Exchange (formerly the CDNX), engaged in the acquisition and exploration of mineral properties (see "Item 9 - The Offer and Listing - C. Markets").  The Company fulfills the maintenance requirements of a "Tier 1" issuer of securities, as defined by Policy 2.5 of the CDNX Corporate Finance Manual.  A Tier 1 issuer must have at least 750,000 listed shares free of resale restrictions, held by public shareholders; at least 200 public shareholders holding at least one board lot, each free of resale restrictions; and at least 10% of the listed shares which are free of resale restrictions held by public shareholders.  Further, the public float of a Tier 1 issuer must have a market value of at least $750,000.  A Tier 1 mining issuer must demonstrate a significant interest in an "Advanced Exploration Property", and possess sufficient working capital or financial resources to maintain operations and keep principal properties in good standing for 12 months.  Per CDNX Policy 1.1, an "Advanced Exploration Property" means a property which has substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion.  Per Policy 1.1, an "Advanced Exploration Property" generally has the following characteristics: (a) previous exploration on the property includes completion of substantial initial and detailed surface geological, geophysical and geochemical surveying and at least an initial stage of drilling or other form of sampling of mineralization has been completed; (b) initial drilling or sampling on the property has identified potentially economic mineralization based on grade and width or extent of the mineralized zone; (c) the property is not advanced to the point where proven or probable reserves have been documented and usually indicated or measured resources are not yet established, however, inferred resources may be estimated; and (d) an independent geological report recommends a substantial drilling or other sampling program based on the merit of previous results.  A Tier 1 issuer must demonstrate positive cash flow, at least $1,000,000 in revenues in the previous 12 months, or at least $200,000 on expenditures directly related to the development of assets during the previous 12 months.  Finally, a Tier 1 issuer must not substantially reduce or impair its principal operating assets, cease to be an operating issuer, or discontinue a substantial portion of its operations or business for any reason.

The Company does not have any producing properties at this time.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  No appraisal of the value of the Company's properties has been done to date or will be done, and therefore the properties carrying values as contained in the Company's financial statements may not prove to be reliable.  The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies.  Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

At the date of this Form, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it had incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or to be able to realize the costs incurred on a subsequent disposition of the property.  No governmental or regulatory authority has endorsed the viability of the Company's exploration properties.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  The Company's sole source of financing is by the issue of common stock from treasury.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration and the accompanying capital markets, factors which are beyond the Company's control.  There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Company has mainly financed its business through equity financings.  All methods of financing used include non-flow-through share and flow-through share issuances, joint venture partnerships and matching government incentive grants.  Total financings (gross) for each year have been: 1997 - $5,984,102; 1998 - $1,705,001; 1999 - $1,852,560; 2000 - $2,467,376;  2001 - $2,335,750 and 2002 - $3,841,586.  The philosophy behind the method chosen to finance the Company has been to mitigate dilution as much as possible in conjunction with maintaining the maximum potential reward for the shareholders on key projects.  On this basis, a number of the Canadian projects have been advanced via flow-through financings.  These flow-through financings have mainly been conducted at a premium to the market conditions and therefore minimized dilution to the existing shareholders.  Other projects have been deemed by management higher risk and therefore best advanced with a partner funding most of the sorts of exploration under terms of a joint venture agreement to earn an undivided interest in a particular property.  The joint venture funding strategy has been very important to the Company as it has allowed the Company to advance projects without shareholder dilution, yet remain active in times of industry-wide decreased exploration activity.  In the fourth quarter of 1999, the first quarter of 2000, and the third quarter of 2002, the Company was successful it its bid to qualify for Government Incentive Grants on its Newfoundland properties and in 2001, the Company qualified for a $10,000 grant from the Manitoba Exploration Assistance Program (MEAP).  The following is a breakdown of the gross financing value of all financing types from January 1, 1997 through to December 31, 2002:

Year	Non-Flow-Through Equity	Flow-Through Equity	Joint Venture	Incentive Grant Total	Total
1997	$1,806,000	$2,318,012	$1,860,000	$0	$5,984,012
1998	$545,001	$0	$1,160,000	$0	$1,705,001
1999	$1,441,390	$363,158	$7,000	$41,012	$1,852,560
2000	$1,354,000	$380,000	$652,000	$81,376	$2,467,376
2001	$500,500	$699,250	$1,126,000	$10,000	$2,335,750
2002	$3,841,586	$0	$2,540,000	$44,165	$6,425,151

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2002, 2001, 2000, 1999 and 1998,  should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  These financial statements include the accounts of the Company's wholly-owned subsidiary Rubicon USA.  The Company's financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).

In terms of impact on the Company's financial statements, the principal difference between U.S. and Canadian accounting standards is with respect to the treatment of mineral property costs.  Under Canadian GAAP, such acquisition and exploration costs may be capitalized as long as the Company has a valid legal right (generally through staking or an acquisition option agreement in good standing) to explore the applicable claims, and has or intends to continue to expend monies in connection with such exploration.  When management elects to not pursue a particular project and/or to maintain in good standing the terms of a property acquisition agreement, for example, the Company under Canadian GAAP would at that point write off to expense the costs incurred to date on that particular project or property.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  Accordingly, the aggregate amount expended on acquisition and exploration each year under Canadian GAAP is generally provided as "Cash used in Exploration Activities", or the equivalent, in the Statement of Cash Flows.  Non-cash mineral property costs, such as share consideration issued for mineral properties, are required under Canadian GAAP to be supplementally disclosed in a note or footnote to the Statement of Cash Flows.  Under U.S. GAAP, cash and non-cash amounts expended currently relating to mineral property acquisition and exploration are disclosed in aggregate in the Statement of Operations.  Readers are directed to examine Note 12 to the Consolidated Financial Statements of the Company for a detailed analysis of differences between U.S. and Canadian GAAP.  The following table provides an analysis of aggregate mineral property expenditures since January 1, 1998:

	Years Ended December 31,					Jan. 1/98- Dec. 31/02 Totals
	2002	2001	2000	1999	1998
	(Audited)
Mineral property costs - balance at beginning of period - per Balance Sheet under Canadian GAAP	$5,532,393	$6,965,127	$6,393,304	$4,656,259	$3,427,432	-
Mineral Property costs - cash	$5,377,231	$990,383	$644,569	$1,724,341	$1,501,849	$10,238,373
Mineral property costs - common share consideration	$1,708,742	$57,250	$98,500	$99,100	$50,000	$2,013,592
Mineral property option proceeds received - non-cash	($20,000)	Nil	Nil	($2,750)	($5,000)	($27,750)
Mineral property administration fees received	($168,895)	($79,031)	($80,436)	($22,173)	($100,108)	($450,643)
Mineral property costs written-off (expensed)	($171,358)	($2,401,336)	($90,810)	($61,473)	($217,914)	($2,942,891)
Mineral Property Costs - balance at period-end - per Balance Sheet under Canadian GAAP	$12,258,113	$5,532,393	$6,965,127	$6,393,304	$4,656,259	-

The historical expenditures on each of the Company's principal mineral properties are provided in Item 4, "Key Information - D. Property, Plants and Equipment."  In general terms, however, the Company's primary focus during 2002 was on the Red Lake properties whereas in prior fiscal years has been on the Red Lake, Palmer, and Newfoundland Properties.

During 1997, the Company was focused on exploring its Red Lake, Seal Bay and Incognita JV projects and expended $2,269,837 on exploration and acquisition.  Of this total, most of the costs were expended on the Incognita JV Property where the Company and partner Northstar Exploration Ltd. conducted a large field exploration program on Southern Baffin Island exploring for nickel.  As the Company was still in the early stages of evaluating all of its properties, no properties were written off in 1997.

During 1998, the Company again focused its exploration effort on the Red Lake and Seal Bay properties, but also explored the Palmer Property (Alaska).  Further exploration of the Incognita JV Property was put on hold in 1998 due to low nickel prices.  The exploration and acquisition expenditures in 1998, as shown in the preceding table, were $1,551,849 and funded from equity financings.  In addition, there were $1,160,000 in expenditures on the properties that were comprised of contributions from joint venture partners, recoveries that are netted against total costs incurred in the Company's financial statements.  The exploration expenditures increased in 1998 from 1997 as a result of the Company becoming publicly-traded, providing it with increased access to flow-through and non-flow-through equity financing, and because of increased funding provided by joint-venture partners.  Property write-offs of $217,914 were taken in connection with three properties in Ontario and two in British Columbia, which did not meet the Company's criteria for drill target exploration.

During 1999, the Company mainly explored its Red Lake, Palmer and Point Leamington/Lewis Lake properties (overall $1,812,622 in property acquisition and exploration).  Exploration and acquisition expenditures made by the Company were mainly in connection with the Palmer Property, whereas, a private placement from Billiton funded exploration work on the Point Leamington/Lewis Lake properties.  Property write-offs of $61,473 included two Ontario properties that were not at the drill stage.

During the year 2000, the Company explored its Point Leamington Property and negotiated an agreement on its Red Lake Property.  Exploration and acquisition expenditures to December 31, 2000 of $652,259 were partially financed from the proceeds of warrants that had been exercised by Billiton; this funded a large drill program on the Point Leamington Property.  One property was written-off in Ontario, as at December 31, 2000, because the annual cash payments, due to the vendor, became excessive based on the exploration results that had been returned from work on the property.

During 2001, the Company was focused on mainly exploring its projects in the Red Lake camp and expended $2,050,611 on mineral exploration and property acquisition with 55% of those expenditures made by joint venture partners.  Property write offs of $2,401,336 in 2001 included one property in Ontario, one property in New Brunswick and a large portion of one property in Nunavut Territory.  The Company disposed of these properties or portions of properties because they did not meet the Company's criteria for exploration targets at this time.

During 2002, the Company was primarily focused on its McFinley, RLJV and other properties in the Red Lake gold camp, Ontario and overall expended $9,644,801 on mineral exploration and property acquisition with joint venture partners funding 26% of the total expenditures.  The Company also acquired several properties in Newfoundland and expended $1,916,456 on exploration and acquisition on its Newfoundland gold properties.

During the three months ended March 31, 2003, the Company's overall exploration and acquisition expenditures were $3,576,197, of which $1,668,893 or 46.7%, was funded by partners.

A. Operating Results

As the Company does not have any producing mineral properties, its primary sources of revenue are through interest earned on amounts on deposit, administration fees for project management on its joint ventures, and the sale of various assets available for disposition.  These amounts are used to offset some of the administrative operating expenses.  The interest income is dependent on the changing interest rates and funds available for deposit.

First Quarter ended March 31, 2003 Compared to the First Quarter Ended March 31, 2002

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the Company's unaudited consolidated financial statements and related costs.  These financial statements are inclusive of the accounts of the Company's wholly-owned subsidiary, Rubicon Minerals USA Inc.

During the three months ended March 31, 2003, the Company's overall exploration and acquisition expenditures were $3,576,197 (three months ended March 31, 2002 - $2,462,303), of which $1,668,893 or 46.7%, was funded by partners (three months ended March 31, 2002 - $789,917 or 32.1%).

At December 31, 2002 and in conformity with current Canadian accounting practices for development stage enterprises, the company altered its accounting policy for management and administration fees received from joint venture partners such as these fees now offset the Company's historical deferred costs incurred on the properties to which they relate and are no longer included in revenue.  This change in policy was applied retroactively and has resulted in a revised net first quarter 2002 loss of $166,766, or $0.01 per share, compared with a current first quarter 2003 loss of $284,930, or $0.01 per share.  The 2002 loss disclosed previously and prior to this change in accounting policy was $102,428, or $0.01 per share.

The losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (March 31, 2003 - $1,396; March 31, 2002 - Nil) and stock-based compensation (March 31, 2003 - $48,383; March 31, 2002 - Nil).

Total general and administrative expenses, net of non-cash charges, were $232,677 in the first quarter of 2003 compared to $164,736 in 2002. The higher net general and administrative charges are mainly a result of an increase in Investor Relations costs in line with Company growth and, to a lesser extent, additional administration costs associated with operating joint ventures.  Although management and administrative fees for projects have been credited to specific projects in the financial statements, the $117,307 derived from these administrative fees in the first quarter of 2003 (an increase from $64,338 received during the comparative 2002 period) provided cash that partially offset the general and administrative costs of the Company's operations (see Statement of Cash Flows).

Investor Relations expenditures in the first quarter of 2003 were $94,613 (March 31, 2002 - $65,770) and are included within general and administrative charges.  Investor relations costs in the first quarter of 2003 were higher than for the same period in 2002 as a result of marketing in connection with a financing completed in March 2003, ongoing marketing activities and due to salary costs associated with the appointment of a full-time VP of Investor Relations.  Other investor relations costs were for designing and producing promotional materials and the maintenance of a Web site.

The Company's non-mineral property contracts are as follows:  (1) two Directors of the Company, David W. Adamson and Michael J. Gray, are paid fees based on employment contracts at the rate of $6,500 per month, while a third Director and another Senior Officer,  J. Garfield MacVeigh and Bill Cavalluzzo are paid $5,000 per month.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties; (2) in May, 2002 the Company entered into a 10 month contract with Roman Friedrich & Company ("RFC") for provision of financial advisory services to the Company.  RFC was paid a retainer of $15,000 per month (renewed for an additional year in March 2003 at a rate of $7500 per month) and was granted 250,000 stock options in 2002 for these services; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years.  The minimum annual lease payments are $66,640.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties.  The total U.S. dollar advanced royalty and assessment fee payments for 2003 will be approximately US$76,500.  The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000, (approximately $2,200,000 of this amount of this has been paid as of April 30, 2003).  Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements.  Overall the Company's treasury will satisfy the above net commitments.

Year ended December 31, 2002 Compared to the Year Ended December 31, 2001

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the Company's audited consolidated financial statements and related costs.  These financial statements are inclusive of the accounts of the Company's wholly-owned subsidiary, Rubicon Minerals USA Inc.

During the year ended December 31, 2002, the Company's overall exploration and acquisition expenditures were $9.75 million ($2.05 million - 2001), of which $2.54 million, or 26%, were funded by partners ($1.13 million or 55% - 2001).   The 2002 expenditures included acquisition costs of $2.55 million for the McFinley gold project in Red Lake of which $1.43 million was in cash payments and legal costs with the balance in share issuance costs.  Exploration in 2002 involved approximately 20,700 metres of drilling in seven drill programs, a significant increase from 2001 (4100 metres in 3 programs).  The 2002 exploration expenditures included $609,700 in flow-through expenditures (2001 - $500,000).

During the current year and in conformity with current Canadian accounting practices, the company altered its accounting policy for management and administration fees received from joint venture partners such as these fees now offset the Company's historical deferred costs incurred on the properties to which they relate and are no longer included in revenue.  This change in policy was applied retroactively and resulted in a net 2002 loss of $1,102,112, or $0.04 per share, compared with an adjusted 2001 loss of $2,770,590, or $0.14 per share.  The 2001 loss disclosed previously and prior to this change in accounting policy was $2,601,559, or $0.13 per share.

The losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (2002 - $171,358; 2001 - $2,401,336) and stock-based compensation (2002 - $145,355; 2001 - Nil).  In 2002, the Company had property dispositions which included the Pegg project, Manitoba and a portion of the Incognita JV project, Nunavut.

Total general and administrative expenses, net of non-cash charges, were $775,504 in 2002 compared to $356,948 in 2001. The higher net general and administrative charges are mainly a result of an increase in Investor Relation costs in line with Company growth and, to a lesser extent, administration costs not covered by management fees associated with operating joint ventures.  Although management and administrative fees for projects have been credited to specific projects in the financial statements, the $168,895 derived from these fees in 2002 provided funds that partially offset the general and administrative costs of the Company's operations (see Statement of Cash Flows).

Investor Relations expenditures in 2002 were $316,536 (2001 - $114,843) and are included within general and administrative charges.  Investor relations costs in 2002 were significantly higher than for 2001 as a result of the numerous investment conferences attended by the Company, a marketing trip to Europe, ongoing marketing trips to Toronto, Calgary and Montreal, in part related to financings and by the appointment of a full-time VP of Investor Relations.  Other investor relations costs were for designing and producing promotional materials and the maintenance of a Web site.

The Company's non-mineral property contracts are as follows:  (1) two Directors of the Company, David W. Adamson and Michael J. Gray, are paid fees based on employment contracts at the rate of $6,500 per month, while a third Director and another Senior Officer,  J. Garfield MacVeigh and Bill Cavalluzzo are paid $5,000 per month.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties; (2) in May, 2002 the Company entered into a 10 month contract with Roman Friedrich & Company ("RFC") for financial advisor services to the Company.  RFC was paid a retainer of $15,000 per month (renewed for an additional year in March 2003 at a rate of $7,500 per month) and granted 250,000 stock options for these services; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years.  The minimum annual lease payments are $66,640.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties.  The total U.S. dollar advanced royalty and assessment fee payments for 2003 will be approximately US$76,500.  The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000, (approximately $2,200,000 of this amount of this has been paid as of April 30, 2003).  Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements.  Overall the Company's treasury will satisfy the above net commitments.

Year ended December 31, 2001 Compared to the Year Ended December 31, 2000

During the year ended December 31, 2001 the Company was exposed to a total of $2,050,611 on mineral exploration and property acquisition (2000 - $1,857,260).  The Company itself expended $923,111 in 2001 (2000 - $652,259). This does not include contributions from partners of $1,127,500 (2000 - $1,205,000).

Total general and administrative expenses were $393,067 in 2001 compared to $381,242 in 2000.

The resulting loss of $2,691,559 or $0.13 per share for 2001 compares to a loss of $370,928 or $0.02 per share for 2000.  The losses consisted of general and administrative charges and charges attributed to partial and full property write-offs (2001 - $2,401,336; 2000 - $90,810).  In 2001, the Company had  property dispositions which included the  Peterson Property, Ontario, the St. George Property, New Brunswick and a large portion of the Incognita JV Property, Nunavut.

Total general and administrative expenses, net of mineral property write-offs, were $393,067 in 2001 compared to $381,242 in 2000.  General and administrative costs, net of project administrative fees and other revenue, were $290,223 in 2001 compared with $280,118 in 2000.  The higher net general and administrative charges are a result of an increase in Investor Relation costs.

Investor Relations expenditures in 2001 were $114,843 as part of the general and administrative charges (2000 - $ 68,240).  Investor relations costs in 2001 were higher than for 2000 as Bill Cavalluzzo was hired as Manager-Investor Relations during the period May to December 2001.  Other investor relations costs were for designing and producing promotional materials, maintenance of a Web site and costs for attending a number of investment conferences.

The Company's non-mineral property contracts are as follows:  (1) three Directors of the Company, Mssrs. J. Garfield MacVeigh, Michael J. Gray and David W. Adamson, are paid fees based on employment contracts at the rate of $5,000 per month.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties;  (2) in May, 2001 the Company entered into a contract with Bill Cavalluzzo to conduct investor relations activities for the Company.  Mr. Cavalluzzo's contract was for $3000 per month based on 4 days work per week; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years.  The minimum annual lease payments are $66,640.

B. Liquidity and Capital Resources

The Company is presently exploring its properties for sufficient ore reserves to justify production.  None of the Company's properties are yet in production and consequently do not produce any revenue.  As a result, the Company's ability to conduct operations, including the acquisition and exploration of mineral properties, is based completely on its ability to raise funds, primarily from equity sources.  While the Company believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations beyond then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and initiate development and upon future profitable production or on sufficient proceeds from disposition of such properties.

The Company will have to obtain financing in the future through any or all of: i) joint venturing projects, ii) debt financing, iii) equity financing, or other means.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

For the years ended December 31, 2002, 2001, 2000, 1999, and 1997, the Company incurred losses of $1,102,112, $2,770,590, $370,928, $357,835, $474,133 and $205,310, respectively.  The losses consisted of general and administrative charges and charges attributed to partial and full property write offs.  The Company's loss from operations is part of a material trend which the Company expects will continue for the foreseeable future.  The Company's financial success will be dependent upon the extent to which it can put its properties into production, the development of which can take many years to complete and consequently, the certainty of resulting income is impossible to determine at this time.

The Company had a working capital balance of approximately $795,947 as at December 31, 2002, compared to $1,002,023 as at December 31, 2001, $1,079,388 as at December 31, 2000, $366,800 at December 31, 1999 and $635,600 at December 31, 1998.  The liquid portion of the working capital was partly invested in high-grade conservative money market instruments with a total face value of $981,175 as at December 31, 2002.  The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear interest and carry a low degree of risk.  Some examples of instruments used by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes.  The objective of these investments is to preserve funds for exploration.  There are no restrictions on the investments that the Company can purchase.

At May 6, 2003, the outstanding options and warrants represented a total of 9,108,475 shares issuable for a maximum of $9,228,699 if these options and warrants were exercised in full.  The exercise of the options and warrants and is completely at the discretion of the holders and the Company has no indication that any of these dilutables will be exercised.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties.  The total U.S. dollar advanced royalty and assessment fee payments for 2003 will be approximately US$76,500.  The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000, (approximately $2,200,000 of this amount of this has been paid as of April 30, 2003).  Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements.  Overall the Company's treasury will satisfy the above net commitments.

C. Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration enterprise and does not engage in conventional research and development.  It has not incurred research and development expenses or adopted research and development policies within its last three fiscal years.  However, the Company conducts extensive mineral exploration activities (see "Item 4 - Information on the Company - D. Property, Plants, and Equipment," above).

D. Trend Information

The Company is a mineral exploration enterprise.  Consequently, there is no production, sales, or inventory in the conventional sense.  The Company's financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development, if initiated, may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The Company lacks mineral reserves and to date has failed to produce revenues.  See "Item 3 - Key Information - D. Risk Factors - Mineral Exploration and Development" and "Economics of Developing Mineral Properties" above.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control such as the market value of the metals produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Period as a Director of the Company	% of time on Company business
J. GARFIELD MACVEIGH Chairman of the Board of Directors and Director Born: October 25, 1948 Resident of Canada	Exploration Geologist; Chairman of the Board of Directors and Director of the Company; President and Director Rubicon Management Ltd.	March 6, 1996 to date	100%
DAVID W. ADAMSON President, Chief Executive Officer and Director Born: August 9, 1959 Resident of Canada	Exploration Geologist; President, CEO and Director of the Company; Director, Rubicon Management Ltd.	March 6, 1996 to date	100%
MICHAEL J. GRAY Secretary, Chief Financial Officer, Vice-President, Exploration and Director Born: November 8, 1961 Resident of Canada	Exploration Geologist; Secretary, CFO, Vice-President, Exploration and Director of the Company; Director and Secretary of Rubicon Management Ltd.	March 6, 1996 to date	100%
WILLIAM J. CAVALLUZZO Vice-President, Investor Relations Born: December 29, 1943 Resident of Canada	Vice-President, Investor Relations	N/A	100%
DOUGLAS B. FORSTER Director Born: February 4, 1959 Resident of Canada	Exploration Geologist; Director of the Company; President, Quarry Capital Corporation; Director of Odyssey Resources Limited.	June 1, 1996 to date	10%
DAVID R. REID Director Born: February 23, 1955 Resident of Canada	Director of the Company; Lawyer and Senior Partner, Davis & Company, Barristers & Solicitors	April 6, 2001 to date	5% or as required

J. Garfield MacVeigh, B.Sc. (Hons.), Chairman of the Board and a Director of Rubicon Minerals Corporation, received his B.Sc. from Queen's University at Kingston in 1972.  Garfield has over 30 years of experience in gold and base metal exploration in Canada, U.S.A. and Central America.  Past positions held by Garfield included the following:  District Manager for LAC Minerals Ltd., Senior Project Manager for Lac Minerals (USA) Inc., Senior District Geologist for Falconbridge Limited, Senior Exploration Consultant for Falconbridge Dominicana and Project Geologist for Westmin Resources Ltd.  Garfield was involved in the exploration of the Red Mountain gold deposit near Stewart, B.C., Canada.

David W. Adamson, B.Sc. (Hons.), M.Sc., Ph.D., President, Chief Executive Officer, and a Director of Rubicon Minerals Corporation, received his B.Sc. (Hons.) at the University of Southampton, U.K. in 1980, an M.Sc. (1984) at the University of Regina, Saskatchewan and Ph.D. (1988) at the University of Aston in Birmingham, U.K.  David has been associated with the mineral exploration industry for 20 years with experience in gold and base metal exploration in Canada, U.S.A. and Europe.  Past positions held by David include the following: Senior Geologist for Lac Minerals Ltd., Independent Consultant, Project Geologist for Lac Minerals Ltd. and Research Assistant for the University of Aston.

Michael J. Gray, B.Sc. M.Sc., P.Geo., Exploration Manager, CFO, Secretary, Vice-President - Exploration, and a Director of Rubicon Minerals Corporation, received his B.Sc. from the University of British Columbia (1985), and a M.Sc. from Laurentian University at Sudbury, Ontario in 1995.  He has been associated with the mineral exploration industry for 20 years with experience in base and precious metal exploration in Canada and the U.S.A.  Past positions held by Michael include: Senior Project Geologist for Lac Minerals Ltd., Project Geologist for Noranda Exploration Co., Project Geologist for Falconbridge Limited, Field Geologist for Minnova Inc., Field Geologist for Cominco Ltd. and Field Assistant for Chevron.

William J. Cavalluzzo, the Vice-President of Investor Relations of Rubicon Minerals Corporation, has over 30 years of experience in mineral land management and investor relations in the mineral industry with both major mining companies and junior exploration companies.   Most recently, Bill was the Manager-Investor Relations with Pangea Goldfields Limited which was acquired by Barrick Gold Corporation in June, 2000.  Major companies he has worked for are Inco Limited and LAC Minerals Corporation.

Douglas B. Forster, B.Sc., M.Sc., P.Geo., a Director of Rubicon Minerals Corporation, has been associated with the mineral exploration and mine development industry for the past 20 years.  He holds a Bachelor of Science degree (Geology - 1981), and a Master of Science degree (Economic Geology - 1984) from the University of British Columbia.  From 1978 to 1986 Mr. Forster held a variety of geological positions with both junior and senior mineral exploration companies including Rio Algom Exploration Inc., Greater Western Petroleum Corp., Homestake Mineral Development Co. and United Mineral Services Ltd.  From 1987 to 1994 Mr. Forster held senior executive and/or managing director positions with mine development companies listed on the TSX Venture Exchange (formerly the CDNX and Vancouver Stock Exchange), The Toronto Stock Exchange and NASDAQ including El Condor Resources Ltd. (1991-1994), Farallon Resources Ltd. (1991-1994), Taseko Mines Limited (1990-1994), Covenant Resources Ltd. (1990-1994), Continental Gold Corp. (1987-1990), North American Metals Corp. (1988) and Pacific Sentinal Gold Corp. (1987-1994).  Mr. Forster is President of Quarry Capital Corporation and since 1994 has been assisting resource and technology companies in matters pertaining to corporate development and finance.  He is a director of Odyssey Resources Limited (2001 to present), Sonic Environmental Solutions Inc. (2002 to present) and Radiant Communications Inc (2000 to present).  Mr. Forster is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, Canada.

David R. Reid, B.A., LL.B., Director of Rubicon Minerals Corporation, acts as counsel to major and junior mining companies, non-resource based companies as well as public companies listed on the various stock exchanges in Canada and the United States.  Mr. Reid holds a Bachelor of Arts degree and a law degree from the University of Victoria and is a member of the British Columbia and Ontario Bars.  He was formerly a partner of major law firms in Vancouver and Toronto prior to founding Reid & Company, Barristers & Solicitors, in May 1995.  Mr. Reid joined the firm of Davis & Company in March 2002.  Mr. Reid has extensive experience in securities and corporate-commercial law and will provide part-time services to the Company as required by the board of directors of the Company.

Although Mssrs. MacVeigh, Adamson, and Gray hold positions with Rubicon Management Ltd. ("RML"), the sole purpose of RML is to act as a holding company.  RML does not actively conduct business, nor does it have a management relationship with the Corporation.  Consequently, as indicated above, Mssrs. MacVeigh, Adamson and Gray devote substantially all of their time to the Corporation.

B. Compensation

Compensation of Executives and Directors

The following table sets forth all compensation paid by the Company and its subsidiaries in respect of the individuals who held the executive officer positions: J. Garfield MacVeigh, President and CEO, David W. Adamson, Vice-President Exploration, and Michael J. Gray, CFO, Secretary and Exploration Manager, for the last financial year ended 2002.  The table further sets forth all compensation paid by the Company and its subsidiaries to the other directors of the Company, Douglas B. Forster and David R. Reid.  The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
J. Garfield MacVeigh Chairman of the Board	2002	60,000	Nil	Nil	175,000 (1)	Nil	Nil	Nil
David W. Adamson President & CEO	2002	78,000	$5,000	Nil	175,000 (1)	Nil	Nil	Nil
Michael J. Gray Secretary, CFO & VP Exploration	2002	78,000	Nil	Nil	175,000 (1)	Nil	Nil	Nil
William J. Cavalluzzo VP Investor Relations	2002	$5000	N/A	Nil	175,000 (1)	Nil	Nil	Nil
Douglas B. Forster Director	2002	0	N/A	N/A	175,000 (1)	Nil	Nil	Nil
David R. Reid (4) Director	2002	N/A	N/A	N/A	175,000 (1)	N/A	N/A	N/A

Notes:

(1)  Options granted on August 8, 2002 exercisable at $0.83 per Share until expiry on August 8, 2007.

Options to purchase shares in the capital stock of the Company are granted by the Board of Directors of the Company.  At the time of grant the maximum number of shares which could be issued under stock options was 10% of the issued capital of the Company.  The stock options were granted under the policies of the TSX Venture Exchange and at that time the exercise price of the stock options was not permitted to be lower than the average of the closing prices of the shares of the Company for the 10 trading days immediately preceding the date of grant.  The terms of the stock option agreements provide that the options will terminate 30 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock options.

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated August 1, 1996 the Company engaged the services of J. Garfield MacVeigh to act as President and CEO, and to provide geological services to the Company.  Under the employment agreement, Mr. MacVeigh received a salary of $5,000 per month ($60,000 per annum) for a term of three years ending on July 31, 1999.  The term of the employment agreement is automatically renewed annually on the anniversary date for further terms of one year each and now applies to Mr. MacVeigh in his capacity as Chairman of the Board.  Mr. MacVeigh voluntarily reduced his salary to $2,000 per month for the period from September 1998 to March 1999 for which there was no additional compensation.

By an employment agreement dated August 1, 1996, the Company engaged the services of David W. Adamson to act as Vice-President, Exploration and to provide geological services to the Company.  Under the employment agreement, Mr. Adamson received a salary of $5,000 per month ($60,000 per annum) for a term of three years ending on July 31, 1999.  The term of the employment agreement was automatically renewed annually on the anniversary date for further terms of one year each and also applied to Mr. Adamson in his capacity as President and Chief Executive Officer of the Company up to the fiscal year ended December 31, 2001.  In addition, in April 2002, the Company paid Mr. Adamson a bonus of $5,000 for his services to the Company during 2001.

The August 1, 1996 employment agreements with Messrs. MacVeigh and Adamson provide that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's members receive less than 51% of outstanding common shares of the new or continuing corporation ("Significant Change"), then at the option of Mr. MacVeigh or Mr. Adamson exercisable at any time within six months after the date of such event, Mr. MacVeigh or Mr. Adamson may elect ("Election") to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. MacVeigh or Mr. Adamson an amount equal to the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson to act as President and CEO, and to provide geological services to the Company.  Under the January 1, 2002 employment agreement, Mr. Adamson receives a salary of $6,500 per month ($78,000 per annum) for a term of two years commencing January 1, 2002.  The terms and conditions of the January 1, 2002 employment agreement are substantially similar to the prior August 1, 1996 employment agreement except that in the event of a Significant Change, Mr. Adamson has 18 months to make the Election and would receive two times the annual salary then in effect.

The criteria used to determine the amount payable to the Named Executive Officers was based on industry standards and the Company's financial circumstances.  The January 1, 2002 employment agreement with Mr. Adamson was accepted by the Board of Directors based on recommendations of the Remuneration Committee.

By an employment agreement dated August 1, 1996 the Company engaged the services of Michael J. Gray to act as Secretary and Exploration Manager and to provide geological services to the Company.  Under the employment agreement, Mr. Gray received a salary of $5,000 per month ($60,000 per annum) for a term of three years ending on July 31, 1999.  The term of the employment agreement was automatically renewed annually on the anniversary date for further terms of one year each and also applied to Mr. Gray in his capacity as Chief Financial Officer and Vice-President Exploration up to the fiscal year ended December 31, 2001.  In addition, in April, 2002, the Company paid Mr. Gray a bonus of $5,000 for his services to the Company during 2001.

The August 1, 1996 employment agreement with Mr. Gray was on the same terns and conditions as the August 1, 1996 employment agreements with Messrs, MacVeigh and Gray, described above.

By an employment agreement dated January 1, 2002, the Company engaged the services of Michael J. Gray to act as Vice-President Exploration, CFO and Secretary and to provide geological services to the Company.  Under the January 1, 2002 employment agreement, Mr. Gray receives a salary of $6,500 per month ($78,000 per annum) for a term of two years commencing January 1, 2002.  The terms and conditions of the January 1, 2002 employment agreement with Mr. Gray are the same as the January 1, 2002 employment agreement with David W. Adamson described above.

By an employment agreement dated January 1, 2002, the Company engaged the services of William J. Cavalluzzo to act as Vice-President Investor Relations to provide Investor Relations services to the Company.  Under the January 1, 2002 employment agreement, Mr. Cavalluzzo receives a salary of $5,000 per month ($60,000 per annum) for a term of two years commencing January 1, 2002.

C. Board Practices

The Board of Directors presently consists of five directors who were elected at the annual general meeting of the shareholders of the Company, held on June 6, 2002.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act.  J. Garfield MacVeigh, David W. Adamson, and Michael J. Gray have served as directors of the Company since March 6, 1996.  Douglas B. Forster has served as a director of the Company since June 1, 1996 and David R. Reid has served as a Director since April 6, 2001.

Other than as disclosed herein, neither the Company nor its subsidiaries have entered into contracts providing for benefits to the directors upon termination of employment.  Messrs. MacVeigh, Gray, and Adamson have entered into employment agreements with the Company.  Those agreements may provide for a year's salary upon termination of employment (see "Termination of Employment, Change in Responsibilities and Employment Contracts," above).

Board Committees

Pursuant to section 187 of the Company Act, the Company is required to have an Audit Committee.  As at the date hereof, the members of the Audit Committee are Douglas B. Forster, David R. Reid and Michael J. Gray.  Section 187(1) of the Company Act requires the directors of a reporting company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the company or an affiliate of the company.  The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting.  Section 187(4) provides that before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors.  Section 187(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 187(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

During the fiscal year ended December 31, 2002, tax compliance services were performed by the Company's independent accountants, with the approval of the Company's audit committee.

The Company also has formed a remuneration committee which consists of the Company's outside related director, David R. Reid and outside, unrelated director, Douglas B. Forster who determine executive compensation.

The Company intends to form a corporate governance committee, disclosure committee and investment committee in 2003.

D. Employees

As of December 31, 2002, the Company had five full time employees (four of which are management), two full time contractors 10 seasonal employees and up to 20 short term contracts with contractors/consultants.  In 2001, the Company had five full time employees (three of which were management), one full time contractor and one part time contractor.  During 2000, the company had four full time employees (three of which were management), one part time employee, one seasonal employee and four short term contracts with contractors/consultants.  In 1999, the Company had three full time employees (management), one part time employee, one long term consulting contract, and three short term contracts with contractors/consultants.  In 1998, the Company had five full time employees (three of which were management), one part time employee, and seven short term contracts with contractors/consultants.   As noted above, the Company engages independent contractors from time to time to supply work on specific corporate business and project exploration programs.

E. Share Ownership

With respect to the persons listed in "Item 6 - Directors, Senior Management and Employees - B. Compensation," above, the following table discloses the number of Shares and percent of the Shares outstanding held by those persons, as of May 30, 2003.  The Shares possess identical voting rights.

Director and Senior Management Share Ownership as at May 30, 2003

Name and Title	No. of Shares	Percent of Shares Outstanding of the Class
J. GARFIELD MACVEIGH Chairman of the Board of Directors	1,188,096 (1)	2.9%
DAVID W. ADAMSON President, CEO, and Director	892,667 (1)	2.2%
MICHAEL J. GRAY Secretary, CFO, Vice-President, Exploration and Director	929,666 (1)	2.3%
WILLIAM J. CAVALLUZZO Vice-President Investor Relations	15,600	0.04%
DOUGLAS B. FORSTER Director	1,330,930	3.3%
DAVID R. REID Director	Nil	0.0%

Note:

(1)

Included in the share positions of J. Garfield MacVeigh, David W. Adamson and Michael J. Gray are those shares held directly and indirectly through personal holding corporations and 1/3 each of the issued shares of Rubicon Management Ltd., which owns 2,300,000 common shares of the Company.

The following table discloses the share options granted to the aforementioned persons, as of December 31, 2002.  The options are for Common Shares.

Director and Management Stock Options as at May 30, 2003

Name of Person(s)	Date of Grant or Issuance	Reason for Grant or Issuance	# Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
J. Garfield MacVeigh	Nov. 22, 1999	Director Stock Option	175,000	$0.43	Nov. 22, 2003
David W. Adamson	Nov. 22, 1999	Director Stock Option	175,000	$0.43	Nov. 22, 2003
Michael J. Gray	Nov. 22, 1999	Director Stock Option	175,000	$0.43	Nov. 22, 2003
Douglas B. Forster	Nov. 22, 1999	Director Stock Option	175,000	$0.43	Nov. 22, 2003
David R. Reid	April 12, 2001	Director Stock Option	175,000(1)	$0.21	Nov. 22, 2003
Craig J. Nelsen	Nov. 22, 1999	Director Stock Option	175,000(2)	$0.43	Nov. 22, 2003
J. Garfield MacVeigh	May 9, 2001	Director Stock Option	75,000	$0.23	Nov. 22, 2003
David W. Adamson	May 9, 2001	Director Stock Option	75,000	$0.23	Nov. 22, 2003
Michael J. Gray	May 9, 2001	Director Stock Option	75,000	$0.23	Nov. 22, 2003
William J. Cavalluzzo	May 9, 2001	Employee Stock Option	100,000	$0.23	Nov. 22, 2003
William J. Cavalluzzo	Dec. 20, 2001	Employee Stock Option	100,000	$0.37	Nov. 22, 2003
William J. Cavalluzzo	August 8, 2002	Employee Stock Option	175,000	$0.83	August 8, 2007
J. Garfield MacVeigh	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David W. Adamson	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Michael J. Gray	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Douglas B. Forster	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David R. Reid	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007

Note:

(1)

During the year ended December 31, 2002, David R. Reid exercised 25,000 options.

 (2)

Craig J. Nelson resigned as a director of the Company on March 23, 2000.  By an amendment to his Stock Option Agreement, the termination provisions state that the option is exercisable until November 22, 2003, notwithstanding his resignation as a director of the Company.  The Agreement provides that he may purchase up to 175,000 Shares at a price of $0.43 per share until November 22, 2003. During the year ended December 31, 2002, Craig J. Nelson exercised 100,000 options.

The Company has no arrangements for involving the employees in the capital of the Company.  The Company does not have a share purchase plan, dividend reinvestment plan or a share option plan for its directors, officers and employees.  However, the Company will, from time to time, grant individual stock options to its directors, officers or employees as an incentive.

The size and value of stock options granted to officers and directors is determined by the board of directors upon consideration of market conditions and the policies of the Exchange.  TSX Venture Exchange Policy 4.4 provides that the aggregate number of shares that may be reserved for issuance as incentive stock options or other stock purchase or option plans must not exceed (a) 10% of the outstanding shares at the time of grant, unless the grant is under a stock option plan which has been accepted by the TSX Venture Exchange; and (b) 5% of the issued shares to any one individual at the time of granting.  TSX Venture Exchange Policy 4.4 restrains the directors' abilities to issue stock options.  The TSX Venture Exchange may refuse to accept an option for filing if the TSX Venture Exchange is not satisfied that the incentive stock options are distributed on an equitable basis, having regard to (a) the number of optionees; (b) the frequency of optionee turnover; (c) the size of allocations to new optionees; and (d) the duties and qualifications of the optionee in relation to his or her position.  For Tier 1 issuers like the Company, TSX Venture Exchange Policy 4.4 states that an individual can receive grants of no more than 5% of the outstanding listed shares of the Company on a yearly basis.  In addition, the TSX Venture Exchange policy provides that the Company's shareholders, at a shareholders' meeting, must approve any stock option plan or grant that, together with all of the Company's other previously established stock option plans or grants, could result at any time in the number of listed shares reserved for issuance under stock options exceeding 10% of the outstanding listed shares.  Generally, the number of stock options allotted by the Company is 5% of the issued and outstanding share capital of the Company.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

Names of Stockholders Owning 5% or More of Outstanding Shares

Based on a list of the registered shareholders of the Company as at May 30, 2003, and to the knowledge of management of the Company, the following shareholders were the beneficial owners of 5% or more of the outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
RML (1)	2,300,000	5.6%
John Tognetti	4,370,533	10.7%

Notes:

(1)

Included in the share positions of J. Garfield MacVeigh, David W. Adamson and Michael J. Gray are those shares held directly and indirectly through personal holding corporations and 1/3 each of the issued shares of RML, which owns 2,300,000 common shares of the Company.  Each individual cannot sell their 1/3 without 2/3 consent.

There have no significant changes in holdings by any of the 5% shareholders within the last 3 years.  As at April 29, 2002, John Tognetti held 4,495,583 shares and as at August 10, 2001 John Tognetti held 3,273,276 shares.  RML's share position has remained the same.

None of the foregoing shareholders have voting rights different from the voting rights of other shareholders.

Record Holders Resident In the United States

Based upon the Company's knowledge, and according to the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., the following table sets forth certain information regarding record holders of the Company's equity securities resident in the United States as of May 30, 2003:

Title of Class of Securities	No. of Holders Resident in the U.S.	Total Shares Outstanding	Shares Held by U.S. Residents	Percentage Held by U.S. Residents
Common Shares	9	40,906,175	537,110	1.31%

Controlling Corporations

RML, of 119 - 53rd Street, Delta, B.C., Canada, holds 2,300,000 Shares, or 5.6% of the outstanding shares of the Company.  RML, a principal shareholder and promoter of the Company, was incorporated on June 5, 1995 under the Company Act.  It is owned as to 1/3 each by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray, all directors and officers of the Company.  RML possesses a controlling interest, the direct or indirect power to direct the management and policies of the Company.

B. Related Party Transactions

Other than as set forth below, there are no material transactions with the directors, senior officers, promoters or other members of management of the Company, nor any associate or affiliate of any of the foregoing, that have occurred during the three most recently completed fiscal years of the Company, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Three directors of the Company, Messrs. J. Garfield MacVeigh, Michael J. Gray and David W. Adamson, were paid an aggregate of $226,000 during 2002 (2001 - $180,000; 2000 - $180,000; 168,000-1999; 1998 - $171,000; 1997 - $180,000) and $54,000 during the first quarter of 2003 for administration and mineral exploration services provided to the Company, fees based on $5,000 monthly employment contracts dated August 1, 1996.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

During 2002 the Company also paid a law firm, of which a partner is a director of the Company, $293,568 (2001 - $125,527) for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and at December 31, 2002 this firm is owed $2,000 for the unpaid portion of this amount (2001 - $29,276), a balance which is included in accounts payable and accrued liabilities.  During the first quarter of 2003, the Company paid the same law firm $90,000 for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and at March 31, 2003 this firm is owed approximately $40,000 for an additional unpaid portion of this amount, a balance which is included in accounts payable and accrued liabilities.

The Company has entered into indemnity agreements with directors J. Garfield MacVeigh, David W. Adamson, Michael J. Gray, Douglas B. Forster and David R. Reid.  The Company has agreed to indemnify those individuals from all claims in connection with actions taken by reason of their positions as directors (and where applicable, officers) of the Company, provided that the director acted honestly and in good faith with a view to the best interests of the Company, and in the case of a criminal or administrative claim, action, proceeding or investigation, the director had reasonable grounds for believing that his conduct was lawful.  The agreements are subject to the requirements of the Company Act.  Section 118 of the Company Act requires a director, in exercising the director's power and performing the director's functions, to act honestly and in good faith and in the best interests of the Company.  Section 120 of the Company Act requires every director who is in any way interested in a proposed contract or transaction with the Company to disclose the nature and extent of the director's interest at a meeting of the directors.  Section 120 requires that the disclosure occur at the meeting at which a proposed contract or transaction is first considered, or, if the director was not present at such meeting, at the first meeting after the director becomes interested, or at the first meeting after the relevant facts come to the director's knowledge.  Section 121 renders a director liable to account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he or she discloses his or her interest, after the disclosure the proposed contract or transaction is approved by the directors, and he or she abstains from voting on the approval of the proposed contract or transaction, or unless the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by special resolution.

Craig J. Nelson resigned as a director of the Company on March 23, 2000, but participated in some of the Company's private placements during the three most recently completed fiscal years, during the term of his directorship.

RML is a holding company for 2,300,000 shares in the Company, a third of which are each beneficially owned by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray.  These individuals are directors of RML.  See "Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management."  No other arrangements exist between RML and the Company.

Since January 1, 2002, one insider of the Company has participated in the Company's private placements.  TSX Venture Policy 1.1 deems John Tognetti an insider of the Company, because he owns approximately 10.7% of the outstanding shares of the Company, more than 10% of the voting rights attached to all outstanding voting shares of the Company.

Name	Financing	Security Type	Number	Purchase / Exercise Price	Expiry Date
John Tognetti Major Shareholder	Jan. 30/02 Private Placement	Common Shares	192,307	$0.52	N/A
	Jan. 30/02 Private Placement	Warrants	144,000	$0.65	July 30/03
	Mar. 4/02 Private Placement	Common Shares	250,000	$0.80	N/A
	Mar. 4/02 Private Placement	Warrants	125,000	$1.50	Sept. 4/03
	Feb. 26/03 Private Placement	Common Shares	168,000	$1.05	N/A
	Feb. 26/03 Private Placement	Warrants	84,000	$1.25	Feb. 26,2005

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Included under Item 17 are the Consolidated Financial Statements of the Company (the "Financial Statements"), as at December 31, 2002 audited by De Visser Gray Chartered Accountants (formerly De Visser & Company), independent Chartered Accountants.  The Financial Statements are accompanied by the auditors report (the "Audit Report") and related notes.  Also included under Item 17 are the unaudited Consolidate Financial Statements of the Company as at March 31, 2003, prepared by the Company's management.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company's financial position or profitability.  There are no legal proceedings to which the Company is a party, nor to the best of the knowledge of the Company's management are any legal proceedings contemplated.

Dividend Policy

The Company has not paid dividends in the past and it has no present intention of paying dividends on its Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the Company's financial position at the relevant time.  All of the Company's Shares are entitled to an equal share of any dividends declared and paid.

B. Significant Changes.

Since December 31, 2002 the date of the most recent financial statements, the following significant changes have occurred to May 30, 2003:

•

The Company issued an aggregate of 793,124 common shares at prices ranging from $0.35-$1.10 per share pursuant to the exercise of share purchase warrants, 25,000 common shares at $1.10 per share for mineral property acquisitions and 5,540,300 common shares at $1.05 per share in connection with a private placement financing.

•

The Company acquired an option to earn a 100% interest in three Mineral Licences known as the Barren Lake Property located in Newfoundland.  In order for the Company to earn its interest it must make $57,000 in cash payments, pay $3,600 in staking costs and issue 40,000 common shares or pay an additional $57,000 in cash.  The property is subject to 2.5% NSR of which 1.5% can be purchased for $1,500,000.

•

The Company acquired an option to earn a 100% interest in 166 claims known as the Victoria Lake Property located in Newfoundland.  In order for the Company to earn its interest it must make $60,000 in cash payments, and issue 40,000 common shares or pay an additional $57,000 in cash.  The property is subject to a 2.5% NSR of which 1.5% can be purchased for $1,500,000.

•

The Company has optioned the six mineral claims known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. ("Lima") as part of three option agreements in consideration for Lima incurring $1,500,000, $1,750,000, and $2,000,000 in exploration expenditures and issuing 800,000 of its common shares to the Company.

•

The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for the cash payment of $500,000 and the issuance of 250,000 common shares.  Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red Lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake and Wolf Bay.  Accordingly, this agreement will reduce the Company's aggregate property option payments by $414,000 (including $114,000 in 2003) from the total potential future amounts disclosed at note 7 to the financial statements for the year ended December 31, 2002..

Item 9. The Offer and Listing

A. Offer and Listing Details

There is no offer associated with this annual report.

RMX Trading History

The Shares are traded on the TSX Venture Exchange under the symbol "RMX".  The following table sets forth the low and high sales prices for the Shares on the Exchange (and its precursors, the CDNX and the Vancouver Stock Exchange), for each full quarterly period within the fiscal years ended December 31, 2001 and 2002, for the quarter ended March 31, 2003, for each of the five most recent full fiscal years and for each of the most recent six months.  There was no trading in shares prior to November 19, 1997.  There have been no significant trading suspensions in the prior three years.

1997
		High	Low
Year ended December 31, 1997		$1.50	$1.00

1998
		High	Low
Year ended December 31, 1998		$1.35	$0.31

1999
		High	Low

Year ended December 31, 1999		$0.75	$0.37

2000
		High	Low

Year ended December 31, 2000		$0.70	$0.25
2001
	High	Low
Quarter ended March 31, 2001	$0.49	$0.20
Quarter ended June 30, 2001	$0.54	$0.20
Quarter ended September 30, 2001	$0.53	$0.34
Quarter ended December 31, 2001	$0.63	$0.35
Year ended December 31, 2001	$0.63	$0.20

2002
	High	Low
Quarter ended March 31, 2002	$1.15	$0.59
Quarter ended June 30, 2002	$1.85	$0.92
Quarter ended September 30, 2002	$1.56	$0.90
Quarter ended December 31, 2002	$1.13	$0.72
Year ended December 31, 2002	$1.85	$0.59

2003
	High	Low
Quarter ended March 31, 2003	$1.19	$0.72

most recent six months
	High	Low
December 2002	$1.13	$0.72
January 2003	$1.19	$0.72
February 2003	$1.05	$0.91
March 2003	$1.17	$0.90
April 2003	$0.94	$0.84
May 2003	$0.94	$0.84

The Company's Shares are quoted on the U.S. OTCBB under the symbol "RUBIF".  The following table sets forth the close bid, close ask and close price for the Shares on the OTCBB, for the last three quarterly periods within the fiscal year ended December 31, 2002, for the quarter ended March 31, 2003 and for each of the most recent six months.  The Company was not quoted on the OTCBB prior to June 2002.   The prices below are stated in US dollars.

2002
	Close Bid	Close Ask	Close Price
Quarter ended March 31, 2002	N/A	N/A	N/A
Quarter ended June 30, 2002	1.06	1.20	1.05
Quarter ended September 30, 2002	0.60	0.72	0.61
Quarter ended December 31, 2002	0.52	0.61	0.60
Year ended December 31, 2002	0.73	0.84	0.75

2003
	Close Bid	Close Ask	Close Price
Quarter ended March 31, 2003	0.58	0.70	0.64
Most recent six months
Close Bid		Close Ask	Close Price
December 2002	0.63	0.74	0.74
January 2003	0.60	0.68	0.63
February 2003	0.57	0.70	0.64
March 2003	0.58	0.72	0.65
April 2003	0.58	0.65	0.65
May 2003	0.60	0.75	0.75

C. Markets

The Company's Shares are listed for trading with Tier 1 status, under the symbol "RMX", on the TSX Venture Exchange (formerly the CDNX) in Vancouver, British Columbia, Canada, and have traded on the Exchange since the CDNX's creation on November 29, 1999.  The Shares were listed on the Vancouver Stock Exchange on November 19, 1997, prior to the creation of the CDNX through the merger of the Vancouver and Alberta Stock Exchanges effective November 26, 1999.  The Company is currently a "reporting issuer" under the Securities Act.  The Company possesses Tier I status, under the classification of a "mining issuer."

The NASD has assigned the Company the OTC U.S. trading symbol "RUBIF."  As of May 30, 2003 the Company's Shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company's Shares.

Item 10. Additional Information

A. Share Capital

Not required when filing Form 20-F as an annual report.

B. Memorandum and Articles of Association.

This information is incorporated by reference to the Company's Form 20-F Registration statement, Item 10.B as filed on August 13, 2001.

C. Material Contracts

The following are the material contracts of the Company, other than those mentioned elsewhere in this Form, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this Form.

Other Material Contracts

1.

Vancouver Stock Exchange Listing Agreement

On May 15, 1997, the Company entered into a Listing Agreement with the Montreal Trust Company of Canada and the Vancouver Stock Exchange.  The Company undertook to comply with all applicable legal requirements, including the Company Act, Securities Act, policies and directives of securities regulatory authorities, and rules, policies, by-laws and other requirements of the Vancouver Stock Exchange.  The Company agreed to promptly report to the Vancouver Stock Exchange all proposed material changes in its business, and file a copy of all material sent to shareholders.

2.

Roman Friedrich & Company

In May 2002 the Company entered into a 10 month contract with Roman Friedrich & Company ("RFC") for financial advisor services to the Company.  RFC was paid a retainer of $15,000 per month (renewed for an additional year on April 7, 2003 at a rate of $7,500 per month) and granted 250,000 stock options for these services.

3.

Shareholder Rights Plan

In February 2002 the Company entered inter a Sharholder Rights Plan Agreement with Computershare Trust Company of Canada and was approved by the Company's Shareholder's at its 2002 Annual General Meeting held on June 6, 2002.

D. Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Shares, other than withholding tax requirements.  Any remittances of dividends to United States residents are subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See "Item 10 - Additional Information - E. Taxation."

Except as provided in the Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the Company is not controlled in fact through the ownership of voting shares.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

(1)

an investment to establish a new Canadian business; and

(2)

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1)

direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

(2)

direct acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor;

(3)

indirect acquisitions of control of Canadian businesses with assets of $5 million of more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4)

indirect acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(5)

indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(6)

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business.  Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Act includes an individual who is an American national or a lawful permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans. The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review.  Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

E. Taxation

THE FOLLOWING SUMMARIES ARE OF A GENERAL NATURE ONLY AND ARE NOT INTENDED AND MUST NOT BE CONSTRUED AS ADVICE TO ANY PARTICULAR INVESTOR.  EACH INVESTOR SHOULD CONSULT THE INVESTOR'S OWN LEGAL AND TAX ADVISORS AS TO THE TAX AND LEGAL CONSEQUENCES OF THE INVESTMENT APPLICABLE TO THE INVESTOR'S PARTICULAR CIRCUMSTANCES.

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Shares in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the Shares of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 30% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 10% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof.  The Company is a public corporation for the purposes of the ITA.  Shares of the Company will be considered taxable Canadian property to a non-resident holder if:

(a) the non-resident holder;

(b) persons with whom the non-resident holder did not deal at arm's length, or;

(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see "Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the recipient is exempt from such procedures.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.  Additionally, Treasury Regulations effective January 1, 2001 would modify some of the rules discussed above generally with respect to payments with respect to common shares made after December 31, 2000.  In particular, a payor or middleman within the U.S. will be required to withhold 31% of any payments to a holder of common shares of dividends on, or proceeds from the sale of, common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Because the current and pending Treasury Regulations are fact specific and complex, U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.  The Company does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable

H. Documents on Display

The documents described herein may be inspected at the offices of Davis & Company, Barristers & Solicitors, at Suite 2800 - 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7, during normal business hours.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The management of the Company does not believe that the Company faces a material risk from currency or interest rate fluctuations.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings and Form 6-K reports.

There were no significant changes made in the Company's internal controls during the period covered by this report or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16. Reserved

Not applicable

PART III

Item 17. Financial Statements

The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are differences between United States and Canadian GAAP.  A reconciliation of the Financial Statements to United States GAAP is set forth in Note 12 to the Year End Financial Statements.

RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2002

and

December 31, 2001

*

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

www.devissergray.com

AUDITORS' REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets and statements of deferred property costs of Rubicon Minerals Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2002 in accordance with generally accepted accounting principles in Canada.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 14, 2003

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets

(Stated in Canadian Dollars)

	As at December 31,
	2002	2001
Assets
Current assets
Cash	$ 1,159,966	$ 1,008,686
Amounts receivable	64,369	81,750
Goods and services tax receivable	120,028	39,049
Prepaid expenses	5,456	6,863
	1,349,819	1,136,348

Investments (note 4)	40,119	20,119
Capital assets - net of accumulated amortization of $79,460 (2001 - $69,565)	38,954	27,515
Deferred property costs (note 7)	12,258,113	5,532,393
$ 13,687,005		$ 6,716,375

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 553,872	$ 134,325

Shareholders' Equity
Share capital (note 8(a))	18,935,162	11,281,967
Deficit	(5,802,029)	(4,699,917)
	13,133,133	6,582,050
	$ 13,687,005	$ 6,716,375

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors:
"Michael J. Gray"	"Douglas B. Forster"
Michael J. Gray Chief Financial Officer, Director	Douglas B. Forster Director

RUBICON MINERALS CORPORATION

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

	For the years ended December 31,
	2002	2001	2000

Expenses
Amortization	9,895	8,122	10,108
Consulting, inclusive of stock-based compensation(notes 2 and 8)	257,855	-	-
Interest and miscellaneous income	(74,162)	(23,813)	(20,688)
Investor relations	316,536	114,843	68,240
Office	51,912	51,788	55,740
Professional fees	117,506	65,164	86,450
Rent	65,621	49,874	48,340
Salaries,	138,835	65,791	72,952
Security filing fees	36,443	18,936	16,969
Travel and accommodation	5,783	4,990	17,270
Utilities	4,530	9,375	5,173
Write-down of investments	-	4,184	-
Write-off of deferred property costs	171,358	2,401,336	90,810

Net loss for the year	(1,102,112)	(2,770,590)	(451,364)
Deficit, beginning of year	(4,699,917)	(1,929,327)	(1,477,963)
Deficit, end of year	$ (5,802,029)	$ (4,699,917)	$ (1,929,327)

Loss per share (note 9)	$ (0.04)	$ (0.14)	$ (0.03)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

	For the years ended December 31,
	2002	2001	2000
Cash provided by (used for):
Operating activities
Net loss for the year	$ (1,102,112)	$ (2,770,590)	$ (451,364)
Add items which do not include cash:
Stock-based compensation	145,355	-	-
Amortization	9,895	8,122	10,108
Write-down of investments	-	4,184	-
Write-off of deferred property costs	171,358	2,401,336	90,810
	(775,504)	(356,948)	(350,446)
Changes in non-cash working capital components:
Prepaid expenses	1,407	(2,509)	4,413
Amounts receivable	17,381	50,543	(122,660)
Goods and services tax receivable	(80,979)	(14,753)	(8,494)
Accounts payable and accrued liabilities	419,547	(12,480)	42,534
	(418,148)	(336,147)	(434,653)

Investing activities*
Deferred property costs	(7,936,059)	(1,993,361)	(1,970,963)
Purchase of capital assets	(21,334)	(3,007)	(438)
	(7,957,393)	(1,996,368)	(1,971,401)

Financing activities*
Common shares issued for cash	6,071,814	1,334,750	1,734,000
Share issue costs	(272,716)	(140,808)	(99,860)
Recovery of property costs incurred	2,558,828	1,002,978	1,326,394
Management and administration fees received	168,895	79,031	80,436
	8,526,821	2,275,951	3,040,970

Net cash provided (used) during the year	151,280	(56,564)	634,916
Cash, beginning of year	1,008,686	1,065,250	430,334
Cash, end of year	$ 1,159,966	$ 1,008,686)	$ 1,065,250

* Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the fiscal year ended December 31, 2002, the Company issued 1,426,028 (2001 - 125,000; 2000 - 175,000) of its common shares at a value of $1,656,612 (2001 - $57,250; 2000 - $98,500), and received 125,000 (2001 - Nil; 2000 - 43,687) common shares of other companies valued at $ 20,000 (2001 - Nil; 2000 - $6,553) pursuant to the terms of property joint venture agreements.  During the current year the Company issued stock options having a fair value of $52,130 pursuant to the terms of a property acquisition agreement.

Refer also to notes 4 and 8.

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs

(Stated in Canadian Dollars)

	Balance December 31,	Gross Expenditures	Write-off or Recovery	Balance December 31,	Gross Expenditures	Write-off or Recovery	Balance December 31,
	2000	2001	2001	2001	2002	2002	2002
CANADA
ONTARIO
Red Lake Properties
McFinley Property
Acquisition costs	-	38,632	-	38,632	2,553,471	-	2,592,103
Exploration costs
Geological and geochemical	-	4,915	-	4,915	591,532	-	596,447
Drilling	-	-	-	-	295,516	-	295,516
Geophysical	-	-	-	-	78,365	-	78,365
Travel and accommodation	-	-	-	-	20,616	-	20,616
Other	-	-	-	-	25,139	-	25,139
	-	43,547	-	43,547	3,564,639	-	3,608,186

Red Lake Joint Venture Properties
Acquisition costs	425,602	149,818	(136,044)	439,376	281,810	(292,111)	429,075
Exploration costs
Geological and geochemical	433,828	347,002	(330,048)	450,782	434,276	(441,941)	443,117
Drilling	381,223	215,330	(215,330)	381,223	706,398	(706,398)	381,223
Geophysical	95,196	306,127	(222,627)	178,696	467,482	(550,836)	95,342
Travel and accommodation	31,000	16,520	(14,968)	32,552	41,736	(41,339)	32,949
Other	3,118	1,750	(1,750)	3,118	3,602	(3,602)	3,118
Administration fees (earned)	(27,142)	-	(60,822)	(87,964)	-	(113,576)	(201,540)
	1,342,825	1,036,547	(981,589)	1,397,783	1,935,304	(2,149,803)	1,183,284

McCuaig Project
Acquisition costs	41,211	30,999	-	72,210	7,730		79,940
Exploration costs
Geological and geochemical	217,253	19,571	-	236,824	280,132	(117,203)	399,753
Drilling	56,047	202,653	-	258,700	641,155	(26,223)	873,632
Geophysical	1,600	7,872	-	9,472	20,179	(2,449)	27,202
Travel and accommodation	9,232	4,454	-	13,686	11,395	(2,090)	22,991
Other	-	233	-	233	1,167		1,400
Administration fees (earned)	-	-	(1,047)	(1,047)	-	(9,097)	(10,144)
	325,343	265,782	(1,047)	590,078	961,758	(157,062)	1,394,774

Other Red Lake Properties
Acquisition costs	77,342	33,895	(35,059)	76,178	42,430	(27,713)	90,895
Exploration costs
Geological and geochemical	86,523	35,690	(73,891)	48,322	6,927	(3,225)	52,024
Drilling	135,268	-	(135,268)	-	-	-	-
Geophysical	-	88,682	-	88,682	106	(9,815)	78,973
Travel and accommodation	2,202	697	(2,007)	892	-	-	892
	301,335	158,964	(246,225)	214,074	49,463	(40,753)	222,784

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs (continued)

(Stated in Canadian Dollars)

	Balance December 31,	Gross Expenditures	Write-off or Recovery	Balance December 31,	Gross Expenditures	Write-off or Recovery	Balance December b 31,
	2000	2001	2001	2001	2002	2002	2002
ONTARIO (continued)
Other Ontario Properties
Acquisition costs	$ 38,745	$ 2,565	$ -	$ 41,310	$ -	$ -	$ 41,310
Exploration costs
Geological and geochemical	24,576	-	(1,854)	22,722	-	-	22,722
Geophysical	56,362	-	-	56,362	-	-	56,362
Travel and accommodation	1,322	-	-	1,322	-	-	1,322
	121,005	2,565	(1,854)	121,716	-	-	121,716

NEWFOUNDLAND
Gold Properties
StarTrack Trend Properties
Acquisition costs	-	59,795	-	59,795	137,031	-	196,826
Exploration costs
Geological and geochemical	-	42,667	-	42,667	122,615	-	165,282
Geophysical	-	-	-	-	11,822	-	11,822
Travel and accommodation	-	4,228	-	4,228	5,152	-	9,380
Other	-	75	-	75	375	-	450
	-	106,765	-	106,765	276,995	-	383,760

Golden Promise Properties
Acquisition costs	-	-	-	-	146,887	-	146,887
Exploration costs
Geological and geochemical	-	-	-	-	146,369	-	146,369
Drilling	-	-	-	-	113,636	-	113,636
Geophysical	-	-	-	-	11,443	-	11,443
Travel and accommodation	-	-	-	-	5,251	-	5,251
	-	-	-	-	423,586	-	423,586

Avalon Trend Properties
Acquisition costs	-	-	-	-	55,340	-	55,340
Exploration costs
Geological and geochemical	-	-	-	-	143,427	-	143,427
Travel and accommodation	-	-	-	-	3,072	-	3,072
	-	-	-	-	201,839	-	201,839

Glenwood-Botwood Trend Properties
Acquisition costs	-	18,620	-	18,620	380,153	-	398,773
Exploration costs
Geological and geochemical		1,662	-	1,662	284,997	-	286,659
Geophysical		-	-	-	204,521	-	204,521
Travel and accommodation		689	-	689	4,484	-	5,173
	-	20,971	-	20,971	874,155	-	895,126

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION Consolidated Statements of Deferred Property Costs (continued) (Stated in Canadian Dollars)

Balance December 31,		Gross Expenditures	Write-off or Recovery	Balance December 31,	Gross Expenditures	Write-off or Recovery	Balance December 31,
	2000	2001	2001	2001	2002	2002	2002
NEWFOUNDLAND (continued)
New World Property
Acquisition costs	-	-	-	-	35,040	-	35,040
Exploration costs
Geological and geochemical	-	-	-	-	85,357	-	85,357
Travel and accommodation	-	-	-	-	1,766	-	1,766
	-	-	-	-	122,163	-	122,163

Great NP Gold Trend Property
Acquisition costs	-	-	-	-	117,071	-	117,071
Exploration costs
Geological and geochemical	-	-	-	-	25,010	-	25,010
Travel and accommodation	-	-	-	-	3,373	-	3,373
-		-	-	-	145,454	-	145,454

NEWFOUNDLAND Base Metal Properties
Base Metal Properties
Acquisition costs	181,411	29,323	-	210,734	55,423	-	266,157
Exploration costs
Geological and geochemical	361,226	31,139	(21,854)	370,511	152,769	(11,320)	511,960
Drilling	514,853	58,169	(56,854)	516,168	22,068	-	538,236
Geophysical	166,340	34,776	(34,776)	166,340	3,573	-	169,913
Travel and accommodation	28,756	4,619	(105)	33,270	6,310	-	39,580
Other	7,644	1,200	-	8,844	768	-	9,612
Administration fees (earned)	(74,383)	-	(10,564)	(84,947)	-	-	(84,947)
1,185,847		159,226	(124,153)	1,220,920	240,911	(11,320)	1,450,511

BRITISH COLUMBIA
Axelgold and Thumb Peak Properties
Acquisition costs	71,040	-	-	71,040	363,531	-	434,571
Exploration costs
Geological and geochemical	53,941	1,252	-	55,193	96,025	(92,177)	59,041
Drilling	-	-	-	-	261,367	(260,268)	1,099
Travel and accommodation	2,921	-	-	2,921	778	(778)	2,921
Administration fees (earned)	(17,787)	-	-	(17,787)	-	(46,073)	(63,860)
110,115		1,252	-	111,367	721,701	(399,296)	433,772

NUNAVUT, BAFFIN ISLAND
Incognita Joint Venture Property
Acquisition costs	900,513	-	(769,188)	131,325	-	(47,277)	84,048
Exploration costs
Geological and geochemical	890,014	3,105	(763,112)	130,007	1,842	(48,090)	83,759
Drilling	350,973	-	(299,789)	51,184	-	(18,426)	32,758
Geophysical	151,615	-	(129,504)	22,111	-	(7,960)	14,151
Travel and accommodation	46,005	-	(39,296)	6,709	-	(2,415)	4,294
Other	3,023	-	(2,583)	440	-	(158)	282
Administration fees (earned)	(197,326)	-	(122)	(197,448)	-	-	(197,448)
	2,144,817	3,105	(2,003,594)	144,328	1,842	(124,326)	21,844

See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION Consolidated Statements of Deferred Property Costs (continued) (Stated in Canadian Dollars)
	Balance December 31,	Gross Expenditures	Write-off or Recovery	Balance December 31,	Gross Expenditures	Write-off or Recovery	Balance December 31,
	2000	2001	2001	2001	2002	2002	2002
MANITOBA
Pegg Property
Acquisition costs	25,905	15,260	(15,000)	26,165	-	(26,165)	-
Exploration costs
Geological and geochemical	-	34,856	(22,856)	12,000	1,084	(13,084)	-
Travel and accommodation	2,373	49,748	(48,373)	3,748	-	(3,748)	-
Administration fees (earned)	-	-	(6,476)	(6,476)	-	6,476)	-
	28,278	99,864	(92,705)	35,437	1,084	(36,521)	-

NEW BRUNSWICK
St. George Property
Acquisition costs	7,800	8,256	(16,056)	-	-	-	-
Exploration costs
Geological and geochemical	9,767	4,139	(13,906)	-	-	-	-
Travel and accommodation	1,887	-	(1,887)	-	-	-	-
	19,454	12,395	(31,849)	-	-	-	-

UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and holding costs	558,315	120,119	-	678,434	122,431	-	800,865
Exploration costs
Geological and geochemical	195,699	17,615	-	213,314	643	-	213,957
Drilling	680,448	-	(124)	680,324	-	-	680,324
Travel and accommodation	13,398	-	(205)	13,193	-	-	13,193
Other	14,731	1,894	-	16,625	833	-	17,458
Administration fees (earned)	(76,483)	-	-	(76,483)	-	-	(76,483)
	1,386,108	139,628	(329)	1,525,407	123,907	-	1,649,314

Deferred Property Costs	$ 6,965,127	$ 2,050,611	$(3,483,345)	$ 5,532,393	$ 9,644,801	$ (2,919,081)	$ 12,258,113

Property Costs Written-Off

The Company writes off to expense the historical costs incurred on properties upon which no further exploration work in planned at the time the decision to abandon work on the property is made. The composition of the write-off figures by property classification is as follows:

	2002	2001
Other Red Lake Properties*	$ 20,753	$ -
Other Red Lake Properties - Peterson	-	246,225
Other New Brunswick Properties - St. George	-	31,849
Other Nunavut	123,279	2,001,829
Other Manitoba Properties	27,326	-
Other Properties*	-	121,433
Total costs written-off	$ 171,358	$ 2,401,336
Aggregate cost recoveries and administration fees received	2,747,723	1,082,009
Gross write-offs and recoveries	$ 2,919,081	$ 3,483,345

* These costs relate to properties that are considered immaterial to separately note disclose

 See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  These activities are conducted primarily in Canada and Alaska, USA.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its wholly-owned U.S. subsidiary, Rubicon Minerals U.S.A. Inc.

Deferred Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which range from 5 to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.  Refer to note 11.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.

Capital Assets

Capital assets are recorded at cost and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.  Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The Canadian dollar is the functional currency of all of the Company's operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income.

Joint Ventures

The Company conducts some of its property exploration activities in conjunction with other companies in unincorporated joint ventures.  Under Canadian GAAP, the Company accounts for its interests in joint ventures using the proportionate consolidation method; under U.S. GAAP, joint ventures are accounted for by the equity method.  There is currently no direct impact upon the Company's financial statement presentation resulting from the difference in Canadian and U.S. accounting standards for joint ventures, as the Company's share of all expenditures incurred by joint ventures has to date been deferred within deferred property costs.  Refer to note 7.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company's investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year.  If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.  Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the intrinsic value method of accounting for stock options granted to directors and employees.  Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price if the stock options granted is at or above the current market value.  Any consideration paid by directors and employees on the exercise of stock options is credited to share capital.  The effects of accounting for stock-based compensation to directors and employees as a compensation expense, using the fair value method, is disclosed as pro-forma information.

The company records stock options granted to consultants using the fair value method and records the expense in the period the options are vested.

The adoption of the accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2002.

Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance would apply fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

3.

RELATED PARTY TRANSACTIONS

Directors and officers of the Company are paid fees based on employment contracts, with one director paid $5,000 per month and two directors paid $6,500 per month, plus a bonus of $5,000 each in 2002.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

	2002	2001	2000
Aggregate fees paid to directors	$226,000	$180,000	$180,000

During 2002 the Company also paid a law firm, of which a partner is a director of the Company, $293,568 (2001 - $125,527; 2000 - $154,921) for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and at December 31, 2002 this firm is owed $2,000 for the unpaid portion of this amount (2001 - $29,276; 2000 - $10,019), a balance which is included in accounts payable and accrued liabilities.

4.

INVESTMENTS

The Company's marketable and other securities, typically acquired through various property transactions, are summarized as at each balance sheet date as follows:

	Type of Security	Number Held	Aggregate Cost 2002	Aggregate Estimated Fair Value 2002	Aggregate Cost 2001	Aggregate Estimated Fair Value 2001
Publicly-Traded Securities
Redstar Gold Corp.(1)	Common shares	125,000	$ 20,000	$ 20,000	$ -	$ -
Troon Ventures(2)	Common shares	10,000	3,000	3,000	3,000	3,000
Rio Fortuna Exploration Corp.	Common shares	43,687	4,369	4,806	4,369	4,369
Royal Roads Corp.	Common shares	25,000	2,750	2,000	2,750	3,250
			$ 30,119	$ 29,806	$ 10,119	$ 10,619
Private-Company Security
Northstar Exploration Ltd.	Common shares	10,000	10,000	(3)	10,000	(3)
			$ 40,119		$ 20,119

(1)

During the year ended December 31, 2002, the Company received 125,000 common shares pursuant to a mineral property option agreement.

(2)

This Company was previously known as Norcal Resources Ltd.

(3)

The fair value of each outstanding common share of this private company is not readily determinable.

5.

COMMITMENTS

•

The Company entered into a lease dated August 1, 2001 to rent office facilities for a term of three years.  The minimum annual lease payments are $37,674.

•

At December 31, 2002, the Company is committed on a best efforts basis to incur approximately $ Nil (2001 - $609,700; 2000 - $392,286)  in eligible exploration expenditures prior to December 31, 2003 in order to complete obligations entered into pursuant to flow-through share purchase agreements.  The obligation at the comparative year end was completed in full during the current year.

6.

INCOME TAXES

At December 31, 2002 the Company has non-capital losses of approximately $3.0 million expiring over the next seven years and available to reduce taxable income earned during that period.  In addition, the Company has approximately $10.6 million of resource and other tax pools available to offset future taxable income. The potential net future tax benefit relating to these amounts has not been reflected in the financial statements as their utilization cannot be considered likely.

7.

PROPERTY INTERESTS

The following is a summary of the Company's principal property interests, segregated by geographical location.  It is not a comprehensive listing of all past or present property interests.

CANADA

ONTARIO

Red Lake Mining Division (refer also to note 12 for a material subsequent event involving principally the Company's Red Lake property holdings)

Red Lake Properties

McFinley Gold Property

Pursuant to the terms of two separate agreements the Company during the year acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

Water Claims Agreement ("the Water Claims")

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000 (paid), issue 260,000 shares (issued) and complete U.S. $1,300,000 of exploration prior to March 31, 2006. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of U.S. $50,000 are due annually (to a maximum of U.S. $1,000,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for U.S. $675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S. $675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S. $1,000,000 in advance royalty payments described above.

Land Claims Agreement ("the Land Claims")

The Company purchased the Land Claims (16 patented claims) from DGC in July 2002 for $500,000 ($425,000 paid as of December 31, 2002) and issue 500,000 shares (issued). The Company is also to issue to the vendor 100,000 stock options (issued). The Land Claims are subject to a NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

RLJV Properties

Agreement with AngloGold (Canada) Exploration Company ("AngloGold") - RLJV Properties

During the year ended December 31, 2000, the Company signed a joint venture agreement with AngloGold, whereby AngloGold can earn an initial 60% interest in the properties comprising the Red Lake Joint Venture ("RLJV"), in consideration for incurring U.S. $3.0 million in exploration expenditures over five years, of which U.S. $300,000 was a firm commitment for the initial year of the agreement (completed).  The Company will remain the Operator of the Joint Venture until the earlier of the second anniversary of the agreement (January 24, 2002) or until AngloGold has expended U.S.$1.0 million in exploration, at which point AngloGold may elect to become the Operator (in November 2001 AngloGold elected to maintain the Company as Operator for 2002).  Upon earning its 60% interest, AngloGold can earn an additional 10% interest by paying the Company U.S. $250,000.  Within 100 days of AngloGold vesting for a 60% or 70% interest, the Company can elect to have AngloGold pay all exploration costs until a positive production decision is reached, at which point the Company could maintain its interest by reimbursing AngloGold its share of the costs of the project incurred since the vesting of AngloGold's interest.  The Company's interest would be diluted to the extent that it did not make such reimbursements or participate in future cash calls subsequent to a positive production decision. During 2000 the Company incurred an aggregate of $35,461 in expenditures directly related to acquiring this joint venture agreement and has included this amount within property acquisition costs.

During 2002, the Company and AngloGold amended the terms of the RLJV agreement to add the Red Lake Adams Lake gold property to the RLJV in consideration for AngloGold agreeing to incur an additional US$400,000 in exploration (to now total US$3.4 million) and to make annual cash payments to the Company of US$10,000. AngloGold pays all costs associated with the underlying agreements.  Refer to note 12.

Meunier Property

The Company has a 100% interest in 115 unpatented mining claims which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000.

The property is subject to a NSR royalty of 2.5% on 38 claims (of which the Company may purchase a 1.5% NSR royalty for $1.5 million), 2% NSR royalty on 54 claims (of which the Company may purchase a 1% NSR royalty for $1.0 million), and 1% on 27 claims.  Annual advance royalty payments of $25,000 are due by April 15th of each year starting in 2000.

Slate Bay English Property
The Company has an option to acquire a 100% interest in 13 unpatented mining claims located in Todd township by making cash payments of $78,800 ($13,800 paid) by September 10, 2004.  In addition, annual advance royalty payments of $6,000 will be due beginning September 10, 2005.  The property is subject to a 1% NSR royalty, of which the Company may purchase a 0.5% of the NSR royalty for $500,000.

Humlin West Property

The Company has an option to acquire a 100% interest in 16 unpatented mining claims located in Fairlie Township by making cash payments of $102,000 (paid) by May 10, 2002.  In addition, annual advance royalty payments of $20,000 will be due beginning May 10, 2003.  The property is subject to a 2% NSR royalty of which the Company may purchase 1% of the NSR royalty for $1.0 million.

Red Lake West Property

The Company has an option to acquire a 100% interest in 18 unpatented mining claims in Dome and McDonough Townships by making total cash payments of $227,300 (paid) by May 10, 2002. Annual advance royalty payments of $25,000 will be due beginning May 10, 2003.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million.  Refer to note 13.

Red Lake Extension Property

The Company owns a 100% interest in 37 claims in the Black Bear Lake, Coli Lake and Sobeski Lake Areas, all of which were acquired by staking.

Red Lake East Property

The Company has an option to acquire a 100% interest in 381 unpatented claim units in the McDonough, Balmer and Bateman townships by making cash payments of $98,000 by February 15, 2003 (paid) and issuing 150,000 common shares by February 15, 2002 (issued).  Annual advance royalty payments of $16,000 per year are payable commencing February 15, 2004.  The property is subject to a 2% NSR royalty of which the Company may purchase 1% of the NSR royalty for $1.0 million. Refer to note 12.

The Company optioned up to 60% of its interest in 116 units to Royal Roads Corp. ("Royal") in 1999. To earn a 51% interest, Royal must spend $400,000 on exploration expenditures and issue 100,000 of its common shares to the company (25,000 issued).  A further 9% may be earned by Royal by completing an additional $400,000 in exploration expenditures.

During the year ended December 31, 2001, Royal dropped its interest in the properties.  AngloGold subsequently optioned the 116 units as part of the Red Lake Adams Lake Property.

Coli Lake Property

The Company has a 100% interest in five unpatented claims at Coli Lake for which it paid $4,000, and is required to make annual advance royalty payments of $6,000 commencing June 30, 2005.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $500,000.

Bysshe Property

The Company entered into a letter agreement to acquire up to a 100% interest in two unpatented mining claims in consideration for the payment of $51,100 ($4,100 paid to date), payable in stages over four years.  The property is subject to a 2% NSR, of which 1% may be purchased by the Company for $500,000.

Advance Red Lake Property

The Company obtained the option to acquire a 100% interest in 13 patented mining claims in consideration for the payment of $47,000 ($5,000 paid), payable in stages over seven years. The property is subject to a 2% NSR, of which 1% may be purchased by the Company for $500,000.

Mackenzie Property

The Company has a 100% interest in one unpatented mining claim unit located in Dome Township for which the Company paid $1,400.  The property is subject to a 1% NSR royalty of which the Company may purchase a 0.5% NSR royalty for $100,000.

Other Red Lake Properties

McCuaig JV Property

The Company has earned a 50% interest in three unpatented mining claims in Dome Township for which the Company paid $25,000 and must incur total exploration expenditures of $450,000 by April 15, 2001 (completed).  The property is subject to a 2% NSR royalty of which the Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retain a right of first refusal on the remaining NSR royalty.

During the current year, the Company reached an agreement with Golden Tag on the McCuaig JV property whereby it will earn an additional 10% interest for a total 60% interest by expending $522,000 prior to May 31, 2003 (incurred).

Hammell Lake Property

The Company obtained an option to acquire a 100% interest in three unpatented mining claims by making cash payments of $750 (paid) and annual advance royalties of $6,000 per year, provided the Company maintains the claims in good standing with regulatory authorities, commencing August 1, 2004.

Killala Property

The Company entered into a letter agreement for the option to acquire 11 unpatented mining claims in consideration for $75,000 in cash payments ($1,600 paid) in stages prior to September 1, 2004 and the completion of $9,000 in exploration work before September 1, 2002.  The property is subject to an $8,000 annual advance royalty commencing in 2005 and a 2% NSR, half of which the company may purchase for $500,000.

During the year ended December 31, 2002, the Company terminated its option on this property and all related deferred costs were written off.

Redstar Option Agreement

During the current year, the Company granted Redstar Resources Corporation ("Redstar") the right to earn up to a 70% interest in several of Rubicon's properties (a total of 226 claim units) at the western end of the Red Lake gold camp.  The properties included in the option are the Baird, Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties.

Redstar can earn an initial 51% interest in the properties by making cash payments totalling $135,000, issuing 500,000 post-consolidation shares to Rubicon and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year.  Redstar can increase its interest to 60% by funding total exploration expenditures of $10 million over eight years and can increase its interest to 70% by funding a positive and bankable feasibility study and arranging project financing for a mine.  Redstar is also responsible for making all cash payments to the underlying property vendors.

Baird Property

The Company entered into a letter agreement for the option to acquire two unpatented mining claims in consideration for the payment of $750 (paid) and annual advance royalty payments of $6,000 per year, provided the Company maintains the claims in good standing with regulatory authorities, commencing August 1, 2004.

Pipestone North Property

The Company obtained the option to acquire a 100% interest in six unpatented mining claims in consideration for cash payments aggregating $89,000 ($14,000 paid) in stages over three years commencing September 1, 2002, and the completion of a minimum of $13,000 in exploration work on the property by September 1, 2002 (completed).  The property is subject to a 2% NSR, one half of which can be purchased by the Company at any time for $500,000.

Pipestone South Property

The Company obtained the option to acquire a 100% interest in 15 unpatented mining claims, in consideration for cash payments aggregating $92,000 ($17,000 paid) and the issuance of 110,000 common shares (issued) paid in stages prior to September 1, 2004 and the completion of a minimum of $26,000 of exploration before September 1, 2002 (completed).  The property is subject to $10,000 advance royalty payments commencing in 2005 and a 2% NSR, 1% of which may be purchased by the Company for $500,000.

Pipestone East Property

The Company obtained the option to acquire a 100% interest in 10 unpatented claims, in consideration for cash payments aggregating $81,000 ($11,000 paid) prior to September 1, 2004 and the completion of $12,000 in exploration work before September 1, 2002 (completed).  The property is subject to a 2% NSR, 50% of which may be purchased by the Company at any time for $500,000, and an annual advance royalty of $8,000 commencing in 2005.

Wolf Bay Property

The Company obtained the option to acquire 18 unpatented mining claims in consideration for cash payments aggregating $88,500 ($19,500 paid) prior to August 1, 2004 and the completion of $28,000 in exploration work before September 1, 2002 (completed). The property is subject to an $8,000 annual advance royalty commencing in 2005 and a 2% NSR, 50% of which may be purchased by the Company for $500,000.

Other Ontario Properties

Robbie Lake Property

Larder Lake Mining Division

The Company acquired a 100% interest in 8 unpatented mining claims by staking and has obtained an option to earn a 100% interest in another mining claim.  To exercise the option, the Company was to make total option payments of $14,000 before November 27, 2000 ($6,000 paid).  The optioned claim was subject to a 1% NSR royalty.  Annual advance royalty payments of $10,000 were due beginning one year after the option had been completed.

The Company reached a new letter agreement, replacing the original option agreement, under which the Company agreed to reimburse the costs of another party re-staking eight of the claims, as they became available, in consideration for the Company retaining a 1% NSR and the right to sub-option the property from the owner of the claims.

NEWFOUNDLAND

Gold Properties

Star Track Gold Trend

The Company has five option agreements pursuant to which it may earn a 100% interest in a total of 129 claims for aggregate consideration of $277,000 ($54,000 paid) in cash and the issuance of 280,000 (120,000 issued) shares over a four year period, and the granting of NSR royalties ranging from 1.0% to 2.0% of which portions can be purchased for $400,000 to $1,500,000 for each option agreement.

Golden Promise Properties

Rubicon acquired a 100% interest in approximately 835 claims and an additional 692 claims were acquired under option from a third party (or fall within an area of interest with the third party) with the Company able to obtain a 100% interest in the claims by making cumulative cash payments of $230,000 ($15,000 paid) and common share issuances of 100,000 over four years.  Rubicon has also granted a 2% NSR royalty on the optioned claims and has the right to buy back 1% of the NSR for $1,000,000 at any time.

Avalon Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 600 claims for aggregate consideration of $290,000 ($52,500 paid) in cash and the issuance of 145,000 shares over a four year period, and the granting of NSR royalties ranging from 2% to 3%, of which portions can be purchased for $1,000,000 to $2,000,000 for each option agreement.

Glenwood-Botwood Basin Gold Trend

The Company has entered into seven option agreements to earn a 100% interest in a total of 1,114 claims for aggregate consideration of $478,000 ($76,000 paid) in cash and the issuance of 210,000 shares (62,000 issued) over four years, and the granting of 2% NSR's of which 1% can be purchased for varying amounts between $1 million to $2.5 million at any time.  The Company has a 100% interest in an additional 2,340 claims acquired by staking.

New World Gold Trend

The Company has entered into an agreement on the New World Property to earn a 100% interest in 457 claims for aggregate cash consideration of $57,000 over four years ($12,000 paid) and the issuance of an aggregate of 45,000 common shares over three years.  The owners were granted a 2.0% NSR of which a 1.0% NSR can be purchased by the Company at any time for $1.0 million.

Great NP Gold Trend Property

The Company acquired approximately 1,500 mineral claims by staking during 2002.

Base Metal Properties

Christopher Property

The Company has an option to acquire a 100% interest in 41 claim units in consideration for cash payments aggregating $95,750 ($3,000 paid) and the issuance of an aggregate of 125,000 common shares (12,500 issued) prior to February 28, 2005.  The property is subject to a 2% NSR royalty of which the Company may purchase 1.0% for $1,000,000.

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares.  The property is subject to a 2% NSR royalty, of which the Company may purchase 0.5% for $500,000.

Lewis Lake Property

The Company acquired a mineral exploration license of 168 mining claim units from the Government of Newfoundland on February 24, 1997.  The property has since been modified and now consists of three mineral licences comprising a total of 264 units.

Seal Bay Property

The Company has an option to acquire a 65% interest in two mineral licenses by incurring total exploration expenditures of $700,000 prior to July 15, 2002 ($511,517 expended).  The Company and the optionor will form a joint venture when the Company completes its option.  The optionor may elect to increase its interest in the property to 49% by spending an additional $300,000 on exploration within one year of the Company earning its 65% interest.

West Cleary Property

The Company earned a 51% interest in a mineral license by incurring exploration expenditures of $81,387.

BRITISH COLUMBIA

Axelgold Property

Omineca Mining Division

The Company acquired an option to earn a 100% interest in 192 mining claim units for which the Company paid $25,000 and issued 40,000 common shares, and must incur total exploration expenditures of $365,000 by May 15, 2003 ($126,906 incurred to date).  The property is subject to advance royalty payments of $20,000 per year beginning January 1, 2003 and a 3% NSR royalty, which the Company may purchase for $3.0 million.

During 2002, the Company optioned a 20% interest in the property in consideration for the optionee incurring $350,000 in exploration work prior to November 30, 2002 (completed).  The optionee has since elected under the option agreement to convert its interest to common shares of Rubicon and accordingly the Company issued 441,528 common shares to that party prior to year end.

Thumb Peak Property

Skeena Mining Division

The Company acquired a 20% interest in five mining claims for nominal consideration, and subsequently optioned them to a third party that was to make total cash payments of $330,000 by February 28, 2001 ($60,000 paid, of which the Company received $12,000) and was to incur exploration expenditures of $2.5 million (approximately $197,000 spent) by February 28, 2002 to earn its 100% interest.

NUNAVUT

Incognita Joint Venture Property

Baffin Island

The Company has a 49% interest in a joint venture with Northstar Exploration Ltd. ("Northstar") to carry out exploration on 91 mining claims.  Northstar has spent the initial $2 million on exploration on the property to obtain its 51% interest in the joint venture.

The property is subject to a 1.5% NSR royalty payable to a third party, of which 0.5% is payable by the joint venture and 1% is payable directly by the Company.  The Company may purchase its portion of the NSR royalty, at the option of the third party, by either issuing 150,000 common shares or paying $1.0 million, at the election of the royalty holder.

At December 31, 2002, the Company has dropped an additional 5% (to December 31, 2001-85.5%) of the mineral claims originally included in this joint venture, and accordingly has taken a write-down of $123,351 (2001-$2,001,829) of the costs deferred to that date.  Costs applicable to each of the claims were not specifically tracked and therefore the write-down was allocated on a pro-rata basis over all claims and expenditure classifications.

MANITOBA

Pegg Property

The Company reached a letter agreement to acquire a 100% interest in a mineral exploration licence in consideration for cash payments aggregating $70,000 ($15,000 paid) between May 1, 2001 and May 1, 2003. The property is subject to a 2.5% NSR, of which the Company may purchase 1% at any time for $1,000,000.

During the comparative year, the Company optioned a 50% interest in the Pegg property to Iriana Resources Corporation ("Iriana"), for which Iriana is to spend $850,000 on qualifying exploration work prior to March 1, 2005 and make aggregate cash payments of up to $80,000 ($15,000 received) to the Company, with each payment subject to reduction to zero if specified exploration expenditures have been incurred prior to the payment due date.  The Company serves as the project operator and Iriana funds the exploration expenditures on a cash call basis.  Iriana has dropped its interest in this option agreement.

During the year ended December 31, 2002, the Company terminated its option on this property and all related deferred costs were written off.

UNITED STATES OF AMERICA

ALASKA

Palmer Property

The Company has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska.  In 1999, the Company acquired by staking an additional 36 state claims.  During 2002 the 36 state claims were dropped.

To maintain the lease, the Company is required to make annual advance royalty payments of U.S. $42,500 and pay assessment fees of U.S. $34,000. The Company was also required to issue a total of 200,000 common shares (issued).  The lease is subject to a 2.5% net smelter return ("NSR") royalty of which the Company may purchase portions of the NSR up to a maximum of 1.5% as follows: 0.5% for U.S. $1,000,000 at any time before the sixth anniversary of the date of the mineral lease; 0.5% for U.S. $2,000,000 before the seventh anniversary; and 0.5% for U.S. $3,000,000 before the tenth anniversary. The Company has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease. The advance royalty payments are deductible from the NSR royalty.

8.

SHARE CAPITAL

a)

Authorized share capital consists of 100,000,000 common shares without par value.

	2002		2001		2000
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	23,398,867	11,281,967	19,508,509	10,030,775	15,593,509	8,298,135
Private placements	5,368,463	(5)3,568,885	(4)3,427,858	(1)1,058,942	(3)2,840,000	(2)1,044,140
Mineral property	1,426,028	1,656,612	125,000	57,250	175,000	98,500
Stock options exercised	167,500	64,725	-	-	-	-
Stock-based compensation	-	145,355	-	-	-	-
Stock-based property payment	-	52,130	-	-	-	-
Warrants exercised	3,671,393	2,165,488	337,500	135,000	900,000	590,000
Balance, end of year	34,032,251	18,935,162	23,398,867	11,281,967	19,508,509	10,030,775

(1) (2) (3) (4) (5)

Net of issue costs of $140,808.

Net of issue costs of $99,860.

580,000 shares were issued under a flow-through share purchase agreement.

1,997,858 shares were issued under a flow-through share purchase agreement.

Net of issue costs of $272,716.

b)

Stock Options

The following is a summary of the changes in the Company's outstanding stock options for the 2002, 2001, and 2000 fiscal years.

	2002		2001		2000
	Number of Shares	Weighted- Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Fixed options
Balance at beginning of year	1,680,000	0.38	1,120,000	0.43	915,000	0.43
Granted	1,655,000	0.92	560,000	0.29	205,000	0.42
Exercised	(167,500)	0.39	-	-	-	-
Expired/Cancelled	(50,000)	0.43	-	-	-	-
Outstanding and exercisable at end of fiscal year*	3,117,500	0.67	1,680,000	0.38	1,120,000	0.43
* At December 31, 2002, the weighted-average remaining contractual life of stock options outstanding is 2.6 years.

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro- forma effect on net loss per share for the year ended December 31, 2002 would be as follows:

Net loss for the year
As reported	$ 1,102,112
Additional compensation expense	383,468
Pro-forma net loss for the year	$ 1,485,580

Loss per share
As reported	$ (0.04)
Pro-forma	$ (0.05)

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 2.5%; expected lives of 1½ - 5 years; an expected volatility of 26%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

c)

Summary of stock options and warrants outstanding:

December 31, 2002
Type of Issue	Number Outstanding	Exercise Price or Price Range	Expiry Date
		$
Stock Options	1,472,500	0.21-0.74	11/22/03
	250,000	1.34	05/29/04
	50,000	0.87	10/15/04
	20,000	0.62	11/20/04
	100,000	1.15	07/09/07
	1,225,0000	0.83	08/08/07
Total Stock Options	3,117,5000

Warrants	63,893	0.35	11/05/03
	1,213,8470	0.65	07/30/03
	1,875,0000	1.10/1.50	03/04/03-09/04/03
	215,000	0.80	03/04/03
Total Warrants	3,367,7400

9.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (g) provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

	December 31,
	2002	2001	2000
a) Assets
Deferred Property Costs
Deferred property costs following Canadian GAAP	$ 12,258,113	$ 5,532,393	$ 6,965,127
Less deferred property costs	(12,258,113)	(5,532,393)	(6,965,127)
Deferred property costs following U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss following Canadian GAAP	$ (1,102,112)	$ (2,770,590)	$ (451,364)
Deferred property costs expensed under U.S. GAAP	(6,844,948)	(968,602)	(656,080)
Add write down included in comprehensive income/loss under U.S. GAAP	-	4,184	-
Deferred property costs written-off under Canadian GAAP	171,358	2,401,336	90,810
Income from sale of tax benefits under U.S. GAAP	-	-	134,000
Net loss under U.S. GAAP	$ (7,775,702)	$ (1,333,672)	$ (882,634)

c) Deficit
Closing deficit under Canadian GAAP	$ (5,802,029)	$ (4,699,917)	$ (1,929,327)
Adjustment to deficit for accumulated deferred costs expensed under U.S. GAAP, net of income items	(12,099,677)	(5,369,773)	(6,806,691)
Closing deficit under U.S. GAAP	$(17,901,706)	$(10,069,690)	$ (8,736,018)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	$ (418,148)	$ (336,147)	$ (434,653)
Add net loss following Canadian GAAP	1,102,112	2,770,590	451,364
Less net loss following U.S. GAAP	(7,775,702)	(1,333,672)	(882,634)
Less other write down taken under Canadian GAAP	-	(4,184)	-
Less deferred property costs written-off under Canadian GAAP	(171,358)	(2,401,336)	(90,810)
Add non-cash deferred property expenditures expensed under U.S. GAAP	1,636,612	57,250	91,947
Cash applied to operations under U.S. GAAP	$ (5,626,484)	$ (1,247,499)	$ (864,786)

e) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	$ (7,957,393)	$ (1,996,368)	$ (1,971,401)
Add cash property costs expensed under U.S. GAAP	7,936,059	1,993,361	1,970,963
Cash applied to investments under U.S. GAAP	$ (21,334)	$ (3,007)	$ (438)

f) Cash Flows - Financing Activities
Cash received from financing activities under Canadian GAAP	$ 8,526,821	$ 2,275,951	$ 3,040,970
Less premiums on flow-through share issuances included in income under U.S. GAAP		-	(134,000)
Less: exploration recoveries included in income under U.S. GAAP	(2,727,723)	(1,082,009)	(1,406,830)
Cash received from financing activities under U.S. GAAP	$ 5,799,098	$ 1,193,942)	$ 1,500,140

g) Loss per Share under U.S. GAAP	$ (0.25)	$ (0.07)	$ (0.05)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

h)

Stockholders' Equity

i)

Accumulated Other Comprehensive Income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholder's Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note.  The only item in the Company's financial statements impacting Comprehensive Income is the unrealized gains and losses on the Company's long-term investments.

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under U.S. GAAP:

Accumulated Other Comprehensive Income - December 31, 1999	$ 1,500
Other Comprehensive Loss - 2000	(6,101)
Accumulated Other Comprehensive Loss - December 31, 2000	$ (4,601)
Other Comprehensive Income - 2001	5,101
Accumulated Other Comprehensive Income - December 31, 2001	$ 500
Other Comprehensive Loss - 2002	(813)
Accumulated Other Comprehensive Loss - December 31, 2002	$ (313)

  ii)

Flow-Through Shares

Under U.S. GAAP, a liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance.  Under Canadian GAAP, no such premium is recognized.  Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount.  The Company follows the policy of renouncing fully to investors the proceeds of all flow-through financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada.  Accordingly, the Company under a pro-forma application of US GAAP would have recognized the following amounts of deferred tax benefits, amounts included in current operations, in connection with issuances of flow-through shares:  (Refer also to note 10(f)).

	2002	2001	2000
Deferred tax benefit	$ -	$ -	$ 134,000

The Company's share capital balance under Canadian GAAP would be impacted as follows by the pro-forma application of this U.S. GAAP standard:

	2002	2001	2000
Share capital under Canadian GAAP	$ 18,935,162	$ 11,281,967	$ 10,030,775
Deferred tax benefit included in income under U.S. GAAP - 1999	(24,436)	(24,436)	(24,436)
Deferred tax benefit included in income under U.S. GAAP - 2000	(134,000)	(134,000)	(134,000)
Share capital under U.S. GAAP	$ 18,776,726	$ 11,123,531	$ 9,872,339

  iii)

Investments

Under Canadian GAAP, no write-down to market values is required if an investment is considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment.  Under U.S. SFAS 115, the investments held by the Company are considered to be "available for sale securities" and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholder's Equity.

The following provides a reconciliation to U.S. GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2002	2001
Investments under Canadian GAAP	$ 40,119	$ 20,119
Other Comprehensive Income under U.S. GAAP - 1999	1,500	1,500
Other Comprehensive Loss under U.S. GAAP - 2000	(6,101)	(6,101)
Other Comprehensive Income under U.S. GAAP - 2001	5,101	5,101
Other Comprehensive Loss under U.S. GAAP - 2002	(813)	-
Investments under U.S. GAAP	$ 39,806	$ 20,619

11.

COMPARATIVE FIGURES / CHANGE IN ACCOUNTING POLICY

Certain of the prior years' figures have been reclassified to conform with the current year's financial statement presentation.

Specifically, during the current year the Company altered its accounting policy for management and administration fees earned such that these fees are now offset against the historical costs incurred by the Company on the properties to which they apply, with only any excess amounts included in current operations.  Previously, the Company had recorded these amounts within income on a current basis.  Comparative figures have been revised in accordance with this change in policy, which has been implemented on a retroactive basis, and the Company's Deficit at December 31, 1999 has been increased from its previously-disclosed balance by the aggregate of the following historical fee revenue amounts received to that date, which have been credited against the December 31, 1999 deferred cost balances of certain properties as follows:

Incognita	$ 196,631
Palmer	76,483
Thumb Peak	17,787
Point Leamington and Lewis Lake	21,784
$ 312,685

12.       SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2002:

•

The Company issued an aggregate of 793,124 common shares at prices ranging from $0.35-$1.10 per share pursuant to the exercise of share purchase warrants, 25,000 common shares at $1.10 per share for mineral property acquisitions and 5,540,300 common shares at $1.05 per share in connection with a private placement financing.

•

The Company acquired an option to earn a 100% interest in three Mineral Licences known as the Barren Lake Property located in Newfoundland.  In order for the Company to earn its interest it must make $57,000 in cash payments, pay $3,600 in staking costs and issue 40,000 common shares or pay an additional $57,000 in cash.  The property is subject to 2.5 NSR of which 1.5% can be purchased for $1,500,000.

•

The Company acquired an option to earn a 100% interest in 166 claims known as the Victoria Lake Property located in Newfoundland.  In order for the Company to earn its interest it must make $60,000 in cash payments, and issue 40,000 common shares or pay an additional $57,000 in cash.  The property is subject to a 2.5 NSR of which 1.5% can be purchased for $1,500,000.

•

The Company has optioned the six mineral claims known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. ("Lima") in consideration for Lima incurring $1,500,000, $1,750,000, and $2,000,000 in exploration expenditures and issuing 800,000 of its common shares to the Company.

•

The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for the cash payment of $500,000 and the issuance of 250,000 common shares.  Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red Lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake and Wolf Bay.  Accordingly, this agreement will reduce the Company's aggregate property option payments by $414,000 (including $114,000 in 2003) from the total potential future amounts disclosed at note 7 to these financial statements.

RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

March 31, 2003

and

March 31, 2002

*

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets

(Stated in Canadian Dollars)

As at March 31, 2003 (unaudited - Prepared by Management) and December 31, 2002 (audited)

	March 31,	December 31,
	2003	2002
Assets
Current assets
Cash and cash equivalents	$ 6,046,833	$ 1,159,966
Amounts receivable	310,790	64,369
Goods and services tax receivable	86,451	120,028
Prepaid expenses	14,897	5,456
	6,458,971	1,349,819

Investments	40,119	40,119
Capital assets	38,189	38,954
Deferred property costs (statement, note 4)	14,046,714	12,258,113
	$ 20,583,993	$ 13,687,005

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 1,301,654	$ 553,872

Shareholders' Equity
Share capital (note 5a)	25,369,298	18,935,162
Deficit	(6,086,959)	(5,802,029)
	19,282,339	13,133,133
	$ 20,583,993	$ 13,687,005

Approved by the Board of Directors:
"David W. Adamson"	"Douglas B. Forster"
David W. Adamson Director	Douglas B. Forster Director

The accompanying notes are an integral part of these financial statements.

RUBICON MINERALS CORPORATION

Consolidated Statements of Operations and Deficit

Unaudited - Prepared by Management.

(Stated in Canadian Dollars)

	For the three months ended March 31,
	2003	2002

Expenses
Amortization	$ 2,474	$ 2,030
Consulting, inclusive of stock-based compensation	78,384	5,000
Interest and miscellaneous income	(17,140)	(19,958)
Investor relations	94,613	65,770
Office	23,243	12,807
Professional fees	12,639	41,128
Rent	20,165	15,764
Salaries	25,974	28,757
Security filing fees	34,927	11,962
Travel and accommodation	5,616	1,949
Utilities	2,639	1,557
Write-down of investments	-	-
Write-off of deferred property costs	1,396	-

Net loss for the period	(284,930)	(166,766)
Deficit, beginning of period	(5,802,029)	(4,699,917)
Deficit, end of period	$ (6,086,959)	$ (4,866,683)

Loss per share	$ (0.01)	$ (0.01)
The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows

Unaudited - Prepared by Management

(Stated in Canadian Dollars)

	For the three months ended March 31,
	2003	2002
Cash provided by (used for):
Operations
Net loss for the period	$ (284,930)	$ (166,766)
Add items which do not include cash:
Stock-based compensation	48,383	-
Amortization	2,474	2,030
Write down of investments	-	-
Write-off of deferred property costs	1,396	-
Changes in non-cash working capital components:
Prepaid expenses	(9,441)	4,305
Amounts receivable	(246,421)	(117,088)
Goods and services tax receivable	33,577	(27,397)
Accounts payable and accrued liabilities	747,782	394,382
	292,820	89,466
Investing activities*
Deferred property costs - gross	(3,261,197)	(2,216,053)
Purchase of capital assets	(1,709)	(5,608)
	(3,262,906)	(2,221,661)
Financing activities*
Common shares issued for cash	6,621,553	5,036,924
Share issue costs	(550,800)	(256,029)
Recovery of property costs incurred	1,668,893	789,917
Management and administration fees received	117,307	64,338
	7,856,953	5,635,150

Net cash provided during the period	4,886,867	3,502,955
Cash and cash equivalents, beginning of period	1,159,966	1,008,686
Cash and cash equivalents, end of period	$ 6,046,833	$ 4,511,641

* Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the first quarter ended March 31, 2003, the Company issued 275,000 (comparative quarter of 2002 - 337,500) of its common shares at a value of $315,000 (2002 - $246,250) pursuant to the terms of property joint venture agreements.  During the current quarter the Company issued stock options having a fair value of $48,383 for consulting services rendered.

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs

Unaudited - Prepared by Management

(Stated in Canadian Dollars)

	Balance December 31, 2002 (audited)	Expenditures (Fees earned - 2003) (unaudited - prepared by management)	Write-off or Recovery 2003 (unaudited - prepared by management)	Balance March 31, 2003 (unaudited - prepared by management)
CANADA
ONTARIO
Red Lake Properties
McFinley Property
Acquisition costs	$ 2,592,103	$ 75,433	-	$ 2,667,536
Exploration costs
Geological and geochemical	596,447	134,517	-	730,964
Drilling	295,516	606,391	-	901,907
Geophysical	78,365	21,437	-	99,802
Travel and accommodation	20,616	21,345	-	41,961
Other	25,139	1,141	-	26,280
	3,608,186	860,264	-	4,468,450
Red Lake Joint Venture Properties
Acquisition costs	429,075	129,387	(115,887)	442,575
Exploration costs
Geological and geochemical	443,117	202,698	(202,638)	443,177
Drilling	381,223	1,068,120	(1,068,120)	381,223
Geophysical	95,342	113,452	(113,452)	95,342
Travel and accommodation	32,949	33,079	(33,079)	32,949
Other	3,118	-	-	3,118
Administration fees (earned)	(201,540)	(105,337)	-	(306,877)
	1,183,284	1,441,399	(1,533,176)	1,091,507
McCuaig Project
Acquisition costs	79,940			79,940
Exploration costs
Geological and geochemical	399,753	25,117	(10,042)	414,828
Drilling	873,632	160,355	(64,143)	969,844
Geophysical	27,202	800	(320)	27,682
Travel and accommodation	22,991	4,792	(1,917)	25,866
Other	1,400	-	-	1,400
Administration fees (earned)	(10,144)	(11,880)	-	(22,024)
	1,394,774	179,184	(76,422)	1,497,536
Other Red Lake Properties
Acquisition costs	90,895	(15,410)	-	75,485
Exploration costs
Geological and geochemical	52,024	4,118	-	56,142
Drilling	-	-	-
Geophysical	78,973	-	-	78,973
Travel and accommodation	892	64	-	956
	222,784	(11,228)	-	211,556

Other Ontario Properties
Acquisition costs	$ 41,310	$ -	$ -	$ 41,310
Exploration costs
Geological and geochemical	22,722	-	-	22,722
Geophysical	56,362	-	-	56,362
Travel and accommodation	1,322	-	-	1,322
	121,716	-	-	121,716

Perry English Royalty Division Properties
Acquisition costs	-	836,871	-	836,871
Exploration costs				-
Geological and geochemical	-	12,729	-	12,729
Drilling	-	-	-	-
Travel and accommodation	-	1,194	-	1,194
Administration fees (earned)	-	-	-	-
	-	850,794	-	850,794

NEWFOUNDLAND
Gold Properties
StarTrack Trend Properties
Acquisition costs	196,826	50	-	196,876
Exploration costs
Geological and geochemical	165,282	22,935	-	188,217
Geophysical	11,822	23,199	-	35,021
Travel and accommodation	9,380	359	-	9,739
Other	450	-	-	450
	383,760	46,543	-	430,303
Golden Promise Properties
Acquisition costs	146,887	-	-	146,887
Exploration costs
Geological and geochemical	146,369	8,473	-	154,842
Drilling	113,636	-	-	113,636
Geophysical	11,443	-	-	11,443
Travel and accommodation	5,251	954	-	6,205
	423,586	9,427	-	433,013
Avalon Trend Properties
Acquisition costs	55,340	-	-	55,340
Exploration costs
Geological and geochemical	143,427	20,297	-	163,724
Travel and accommodation	3,072	246	-	3,318
	201,839	20,543	-	222,382
Glenwood-Botwood Trend Properties
Acquisition costs	$ 398,773	$ (641)	$ -	$ 398,132
Exploration costs
Geological and geochemical	286,659	42,947	-	329,606
Geophysical	204,521	(60,783)	-	143,738
Travel and accommodation	5,173	669	-	5,842
	895,126	(17,808)	-	877,318
New World Property
Acquisition costs	35,040	-	-	35,040)
Exploration costs
Geological and geochemical	85,357	2,845	-	88,202
Travel and accommodation	1,766	-	-	1,766
	122,163	2,845	-	125,008
Great NP Gold Trend Property
Acquisition costs	117,071	-	-	117,071
Exploration costs
Geological and geochemical	25,010	-	-	25,010
Travel and accommodation	3,373	-	-	3,373
	145,454	-	-	145,454
Base Metal Properties
Acquisition costs	266,157	17,475	(58,689)	224,943
Exploration costs
Geological and geochemical	511,960	39,479	-	551,439
Drilling	538,236	-	-	538,236
Geophysical	169,913	810	-	170,723
Travel and accommodation	39,580	941	-	40,521
Other	9,612	-	-	9,612
Administration fees (earned)	(84,947)	-	-	(84,947)
	1,450,511)	58,705	(58,689)	1,450,527
BRITISH COLUMBIA
Axelgold and Thumb Peak Properties
Acquisition costs	434,571	-	-	434,571
Exploration costs
Geological and geochemical	59,041	(371)	-	58,670
Drilling	1,099	-	-	1,099
Travel and accommodation	2,921	22	-	2,943
Administration fees (earned)	(63,860)	-	-	(63,860)
	433,772	(349)	-	433,423

NUNAVUT, BAFFIN ISLAND
Incognita Joint Venture Property
Acquisition costs	$ 84,048	$ -	$ -	$ 84,048
Exploration costs
Geological and geochemical	83,759	2,590	(2,002)	84,347
Drilling	32,758	-	-	32,758
Geophysical	14,151	-	-	14,151
Travel and accommodation	4,294	-	-	4,294
Other	282	-	-	282
Administration fees (earned)	(197,448)	(88)	-	(197,536)
	21,844	2,502	(2,002)	22,344
UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and holding costs	800,865	16,069	-	816,934
Exploration costs
Geological and geochemical	213,957	-	-	213,957
Drilling	680,324	-	-	680,324
Travel and accommodation	13,193	-	-	13,193
Other	17,458	-	-	17,458
Administration fees (earned)	(76,483)	-	-	(76,483)
	1,649,314	16,069		1,665,383
Deferred Property Costs	$ 12,258,113	$ 3,458,890	$ (1,670,289)	$ 14,046,714

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

1.

BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company's audited financial statements dated December 31, 2002, and should be read in conjunction with these annual statements, which provide more comprehensive note disclosures of certain financial statement line items, including the Company's property interests.

2.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  These activities are conducted primarily in Canada and Alaska, USA.

3.

RELATED PARTY TRANSACTIONS

Two directors of the Company are paid fees based on employment contracts at the rate of $6,500 per month.  One director of the Company is paid a fee based on an employment contract at the rate of $5,000 per month.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

                                   Three month periods ended

	March 31, 2003	March 31, 2002
Aggregate fees paid to directors	$54,000	$54,000

The Company also paid a law firm, of which a partner of the firm is a director of the Company $90,000 for the three months ended March 31, 2003, for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and as at March 31, 2003 this firm is owed approximately $40,000 for an additional unpaid portion of this amount, a balance which is included in accounts payable and accrued liabilities.

4.

MINERAL PROPERTIES

The following is an update of the Company's property interests.  Only changes in the Company's property interests since December 31, 2002 are indicated here.

CANADA

ONTARIO

English Royalty Division

The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 and the issuance of 250,000 common shares.  Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake, McCuaig and Wolf Bay.  Accordingly, this agreement will reduce the Company's aggregate property payments due under these pre-existing options by $414,000, including $114,000 in 2003.

NEWFOUNDLAND

Barren Lake Property

The Company acquired an option to earn a 100% interest in three mineral licences known as the Barren Lake Property located in Newfoundland.  In order for the Company to earn its interest it must make $57,000 in cash payments, pay $3,600 in staking

Victoria Lake Property

The Company acquired an option to earn a 100% interest in 166 claims known as the Victoria Lake Property located in Newfoundland.  In order for the Company to earn its interest it must make $60,000 in cash payments, and issue 40,000 common shares or pay an additional $57,000 in cash.  The property is subject to a 2.5% NSR of which 1.5% can be purchased for $1.5 million.

Option to International Lima Resources Corp

The Company has optioned the six mineral licences known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. ("Lima") in consideration for Lima incurring $1.5 million, $1.75 million and $2.0 million respectively, in exploration expenditures and issuing 800,000 of its common shares to the Company.  Lima may earn a 60% interest in the above properties by satisfying the terms of the options and has a firm commitment to spend a total of $650,000 in the first year in connection with the three option agreements.

5.

SHARE CAPITAL

(a)

Authorized share capital consists of 250,000,000 common shares without par value.

	Price per Share $	Number of Shares	Cost $
Issued at December 31, 2002		34,032,251	$ 18,935,162
Issued for property interests	1.10	25,000	27,500
	1.15	250,000	287,500
Private Placement	1.05	5,740,300	(1) 5,476,515
Warrant Exercise	0.35	166,393	58,238
	0.80	295,000	236,000
	0.65	144,231	93,750
	1.10	187,500	206,250
Stock-based compensation	-	-	48,383
		6,808,424	6,434,136
Issued at March 31, 2003		40,840,675	$25,369,298

Note: (1)  Net of issue costs of $550,800

 (b)

Stock Options

The following is a summary of the changes in the Company's outstanding stock options for the interim period ended March 31, 2003.

	Number of Shares	Weighted- Average Exercise Price $
Fixed options
Balance at beginning of year	3,117,500	0.67
Granted	200,000	0.91
Outstanding and exercisable at end of fiscal year*	3,317,500	0.68

* At March 31, 2003, the weighted-average remaining contractual life of stock options outstanding is 2.1 years.

The fair value of options has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 3.5%; expected lives of 2 years; an expected volatility of 35%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

(c)

Summary of stock options and warrants outstanding:

March 31, 2003
Type of Issue	Number Outstanding	Exercise Price or Price Range	Expiry Date
		$
Stock Options	1,472,500	0.21-0.74	11/22/03
	250,000	1.34	05/29/04
	50,000	0.87	10/15/04
	20,000	0.62	11/20/04
	75,000	0.87	01/17/05
	125,000	0.76	12/15/05
	1,225,000	0.83	08/08/07
	100,000	1.15	07/09/07
Total Stock Options	3,317,500

Warrants	1,069,616	0.65	07/30/03
	1,687,500	1.50	09/04/03
	2,267,650	1.25	02/20/05
	502,500	1.25	02/26/05
	100,000	1.25	03/04/05
Agents' Warrants	272,118	1.05	02/20/05
	42,168	1.05	02/26/05
	12,000	1.05	03/04/05
Total Warrants	5,953,552

6.

SUBSEQUENT EVENT

In addition to items disclosed elsewhere in these notes during the period since March 31, 2003 the Company issued an aggregate of 63,000 common shares at deemed prices ranging from $0.87 to $0.94 pursuant to various property option agreements, and issued 2,500 common shares in connection with the exercise of 2,500 stock options at a price of $0.21 per share.

Item 18. Financial Statements

See "Item 17 - Financial Statements."

Item 19. Exhibits

INDEX TO EXHIBITS

All exhibits listed are those material contracts entered into subsequent and in addition to those detailed in the Company's Registration Statement on Form 20F.

Exhibit No.

Description

                                Sequential Page No.

Articles of Incorporation and Bylaws

1.1

Memorandum of 515006 B.C. Ltd. dated February 20, 1996                                                                                    N/A(1)

1.2

Special Resolution dated March 26, 1996 and Altered Memorandum                                                                   N/A(1)

1.3

Articles of the Company                                                                                                                                               N/A(1)

1.4

Special Resolution dated May 7, 1996 amending Articles of the Company                                                          N/A(1)

Voting Trust Agreements

3.1

Voting Trust Agreement between the Company and Dominion Goldfields Corporation                                    156

Material Contracts - Properties

McFinley Gold Project

4.1

Agreement made as of January 3, 2002, as accepted January 30, 2002 between the
Company and Dominion Goldfields Corporation in connection with the McFinley Water Claims                      160

4.2

Agreement made and accepted as of June 10, 2003 between the Company and Dominion
 Goldfields Corporation in connection with the McFinley Land Claims *                                                                166

*  Confidential   portions  of  this  exhibit  have  been  omitted  and  filed separately with the Commission  pursuant to an application for Confidential
     Treatment under Rule 24b-2 promulgated under the Securities Exchange Act of
     1934, as amended.

Red Lake Joint Venture Properties

AngloGold Exploration, Development and Mining Venture Agreement

4.3

Exploration, Development and Mining Venture Agreement dated May 5, 2000 between AngloGold
 (Canada) Exploration Company and the Company                                                                                                                N/A(1)

4.4

First Amendment to Exploration, Development and Mining Venture Agreement dated
December 20, 2001 between AngloGold (Canada) Exploration Company and the Company                                           N/A(3)

Meunier Property, Ontario

4.5

Agreement made as of February 1, 1995 between Viridian Inc. (formerly Sherritt Inc. and now
 Agrium Inc.), Outokumpu Mines Ltd. and David Meunier as clarified by letter agreement dated
 November 18, 1996 as accepted January 1, 1997 and November 21, 1996, respectively                                                  N/A(1)

4.6

Letter Agreement dated January 29, 1996 between Rubicon Management Ltd. (formerly
 Rubicon Minerals Corporation) and David Meunier whereby RML agreed to acquire a 100%
interest in the property, together with a copy of a letter dated May 17, 2000 between David Meunier
 and the Company amending the Agreement to include an NSR Schedule                                                                       N/A(1)

4.7

Letter dated March 25, 1997, from the Company to Agrium Inc. and Outokumpu
 Mines Ltd. regarding assignment                                                                                                                                            N/A(1).

4.8

Amendment to January 1996 Letter Agreement, dated May 17, 2000                                                                                    N/A(1)

Red Lake West Property, Ontario

(formerly known as the Post Narrows and Slate Bay Properties)

4.9

Letter Agreement dated February 6, 1998 between the Company and Perry English in connection
 with the Post Narrows Property                                                                                                                                                   N/A(1)

4.10

Letter Agreement dated February 7, 1998 between the Company and Perry English in connection
with the Slate Bay Property                                                                                                                                                            N/A(1)

4.11

Amending Agreement dated March 16, 1998 between the Company and Perry English in
 connection with the Post Narrows Property                                                                                                                                   N/A(1)

4.12

Letter Agreement dated August 7, 1998 between the Company and Perry English merging the
 Post Narrows & Slate Bay Properties into the Red Lake West Property                                                                                    N/A(1)

Humlin West Property, Ontario

4.13

Letter Agreement dated February 7, 1998 between the Company and Perry English in connection
 with the Humlin West Property                                                                                                                                                          N/A(1)

4.14

Letter Agreement dated October 21, 1998 between the Company and Perry English, which supersedes
 the Letter Agreement dated February 7, 1998                                                                                                                                  N/A(1)

Red Lake East Property, Ontario

4.15

Letter Agreement dated February 11, 1999 between Perry English and the Company                                                                 N/A(1)

Coli Lake Property, Ontario

4.16

Letter Agreement dated February 14, 2000 between the Company and Perry English whereby the
 Company may acquire a 100% interest in the property                                                                                                                   N/A(1)

Advance Red Lake Property, Ontario

4.17

Letter Agreement dated June 27, 2000 between the Company and Tor Jensen, Belle Madsen, Christopher
 Proud and Wayne Beach, whereby the Company may acquire a 100% interest in the property                                                N/A(1)

MacKenzie Property, Ontario

4.18

Letter Agreement dated February 14, 2000 between the Company and Perry English whereby the Company
 may acquire a 100% interest in the property                                                                                                                                      N/A(1)

Slate Bay English Option Property

4.19

Letter Agreement dated September 10, 2000, as accepted February 12, 2001 between the Company and
Perry English whereby the Company may obtain a 100% interest in the property                                                                     N/A(2)

Other Red Lake Properties

Pipestone North Property, Ontario

4.20

Letter Agreement dated August 12, 2000, between the Company and Perry English whereby the Company
 may acquire a 100% interest in the property                                                                                                                                N/A(1)

4.21

Amendment to the Letter Agreement dated November 1, 2001                                                                                                N/A(3)

Pipestone South Property, Ontario

4.22

Letter Agreement dated August 12, 2000 between the Company and Perry English whereby the
 Company may acquire a 100% interest in the property                                                                                                               N/A(1)

4.23

Amendment to the Letter Agreement dated November 1, 2001                                                                                                  N/A(3)

Pipestone East Property, Ontario

4.24

Letter Agreement dated August 12, 2000 between the Company and Perry English whereby the
 Company may acquire a 100% interest in the property                                                                                                             N/A(1)

4.25

Amendment to the Letter Agreement dated November 1, 2001                                                                                                 N/A(3)

McCuaig Property, Ontario

4.26

Letter Agreement dated December 15, 1997 between the Company and Golden Tag Resources Ltd.                                N/A(1)

4.27

Amendment to Letter Agreement, dated September 19, 2000                                                                                                       N/A(1)

4.28

Joint Venture Agreement Between Golden Tag Resources Ltd. and the Company dated January 31, 2002                              N/A(3)

Hammell Lake Property, Ontario

4.29

Letter Agreement dated June 27, 2000 between the Company and Perry English whereby the Company
 may acquire a 100% interest in the property                                                                                                                                     N/A(1)

Wolf Bay Property, Ontario

4.30

Letter Agreement dated June 26, 2000 between the Company and Perry English whereby the
Company may acquire a 100% interest in the property                                                                                                                   N/A(1)

4.31

Amendment to the Letter Agreement dated November 1, 2001                                                                                                  N/A(3)

West Red Lake Properties Agreement

4.32

Letter Agreement for West Red Lake Properties Between Redstar Resources Corporation
 and the Company dated March 7, 2002                                                                                                                                        N/A(3)

Newfoundland Properties

Golden Promise Property Agreement

4.33

Letter Agreement between William Mercer and the Company dated May 22, 2002, as accepted on July 26, 2002.                   170

StarTrack Property Agreement

4.34

Letter Agreement Between Robert Stares & Alexander Stares and the Company on the Stares Property
 dated November 9, 2001, as accepted on November 13, 2001                                                                                                              N/A(3)

Lewis "A" Property Agreement

4.35

Letter Agreement Between Black Bart Prospecting Inc. and the Company on the Lewis "A" Property
 dated December 24, 2001, as accepted February 7, 2002                                                                                                                        N/A(3)

NST Gold Property Agreement

4.36

Letter Agreement Between Stephen Stares & James Crocker and the Company on the NST Property
 dated December 20, 2001, as accepted February 7, 2002                                                                                                                          N/A(3)

Lewis "B" Property Agreement

4.37

Letter Agreement Between Gary E. Lewis (Representing Gary E. Lewis, BBP, Black Bart Prospecting Inc.
 & Black Bart Prospecting) & Cyril Reid & Paul Chafe and the Company on the Lewis "B" Property
 dated December 24, 2001, as accepted February 7, 2002                                                                                                                       N/A(3)

NST English Property Agreement

4.38

Letter Agreement Between Perry English and the Company on the NST English Property dated January 31,
 2002, as accepted February 15, 2002                                                                                                                                                           N/A(3)

Christopher Property Agreement

4.39

Option Agreement Between Bill Mercer and the Company on the Christopher Property dated February 28, 2002,
 as accepted March 8, 2002                                                                                                                                                                              N/A(3)

Point Leamington Property, Newfoundland

Acquisition Agreements

4.40

Letter Agreement dated August 26, 1998 between Noranda Mining & Exploration Inc. and the Company                                            N/A(1)

4.41

Letter Agreement dated May 12, 1999 between the Company and LATelco International Inc. with respect to
 the offer to purchase the particular 2.5% undivided participating interest of LATelco in the Point Leamington Property                N/A(1)

4.42

Letter Agreement dated May 14, 1999 between the Company and Noranda Inc. with respect to confirmation
and documentation of the formal Agreement with respect to a 75% interest in the Point Leamington Property                                   N/A(1)

4.43

Letter Agreement dated May 14, 1999 between the Company and MFC Bancorp Ltd. with respect to terms of the
 agreement to purchase a 22.5% beneficial interest in the Point Leamington Property                                                                               N/A(1)

Seal Bay Property

4.44

Letter Agreement dated July 10, 2001 between the Company and Falconbridge Ltd. whereby the Company was
 granted until July 15, 2002 to incur exploration expenditures of $700,000 and thereby earn a 65% interest in the property                N/A(2)

Palmer Property, Alaska

4.45

Mineral Lease Agreement dated December 19, 1997 among Alyu, Haines, Rubicon USA and the Company                                        N/A(1)

4.46

Amendment to the Mineral Lease Agreement of December 19, 1997, dated August 21, 2000                                                                    N/A(1)

Other Material Contracts

Employment Agreements

4.47

Employment Agreement with senior executive David W. Adamson dated January 1, 2002                                                                  N/A(3)

4.48

Employment Agreement with senior executive J. Garfield MacVeigh dated August 1, 1996                                                                  N/A(1)

Vancouver Stock Exchange Listing Agreement

4.49

Listing Agreement dated May 15, 1997 between the Company, Montreal Trust Company of Canada,
 and Vancouver Stock Exchange                                                                                                                                                                     N/A(1)

Indemnity Agreements

4.50

Indemnity Agreement dated April 1, 1997 between the Company and J. Garfield MacVeigh                                                          N/A(1).

Director and Employee Stock Options - November 22, 1999

4.51

Directors' Stock Option Agreement dated November 22, 1999 between the Company and J. Garfield MacVeigh                                       N/A(1)

4.52

Directors' Stock Option Agreement dated November 22, 1999 between the Company and Craig J. Nelsen                                                 N/A(1)

4.53

Employee Stock Option Agreement dated November 22, 1999 between the Company and Liz Monger                                                         N/A(1)

Director Stock Option Amendment - March 22, 2000

4.54

Amendment to Stock Option Agreement of Craig J. Nelsen, dated March 22, 2000                                                                            N/A(1)

Director and Employee Stock Options - April 12, 2001

4.55

Employee  Stock Option Agreement dated April 12, 2001 between the Company and Elizabeth Monger                                       N/A(3)

4.56

Employee  Stock Option Agreement dated April 12, 2001 between the Company and Ian Russell                                                    N/A(3)

4.57

Employee  Stock Option Agreement dated April 12, 2001 between the Company and Elizabeth Mazerolle                                     N/A(3)

4.58

Director Stock Option Agreement dated April 12, 2001 between the Company and David Reid                                                    N/A(3)

Director and Employee Stock Options - May 9, 2001

4.59

Employee Stock Option Agreement dated May 9, 2001 between the Company and Bill Cavalluzzo                                         N/A(3)

4.60

Director Stock Option Agreement dated May 9, 2001 between the Company and David Adamson                                           N/A(3)

4.61

Director Stock Option Agreement dated May 9, 2001 between the Company and Michael Gray                                              N/A(3)

4.62

Director Stock Option Agreement dated May 9, 2001 between the Company and J. Garfield MacVeigh                                        N/A(3)

Employee Stock Options - November 29, 2001

4.63

Employee Stock Option Agreement dated November 29, 2001 between the Company and Ian Russell                                             N/A(3)

4.64

Employee Stock Option Agreement dated November 29, 2001 between the Company and Darwin Green                                           N/A(3)

Employee Stock Options - December 20, 2001

4.65

Employee Stock Option Agreement dated December 20, 2001 between the Company and Bill Cavalluzzo                                           N/A(3)

Employee Stock Options - April 16, 2002

4.66

Employee Stock Option Agreement dated April 16, 2002 between the Company and Samantha Stevens                                             N/A(3)

                           Director and Significant Exmployee Stock Options - August 8, 2002

4.67

Director Stock Option Agreement* dated August 8, 2002 between the Company and David W. Adamson                                        176

* Same Option Agreement (terms and number of options) was used for the other four directors of the
 Company - Michael J. Gray, J. Garfield MacVeigh, Douglas B. Forster and David R. Reid

4.68

Director Stock Option Agreement dated August 8, 2002 between the Company and William Cavalluzzo                                            180

Consulting Services Contract

4.69

Financial and Advisor Services Agreement dated April 7, 2003 between Roman Friedrich and Company
 Ltd. and the Company                                                                                                                                                                                        184

Sharholder Rights Plan

4.70

Shareholder Rights Plan dated February 11, 2002 and approved by the Company's Shareholders at is 2002
 Annual General Meeting on June 6, 2002                                                                                                                                                     187

.

Stock Option Plan

4.71

Stock Option Plan dated May 6, 2003 and approved by the Company's Sharholders at its 2003 Annual
 General Meeting on June 12, 2003                                                                                                                                                                 224

English Royalty Acquisition

4.72

Areement Letter between the Company and Perry English  dated January 23, 2002                                                                                234

4.73

Exhibit A to the Agreement Letter between the Company and Perry English dated

March 6, 2003                                                                                                                                                                                                 235

Subsidiaries

8.1

List of Subsidiaries(1)                                                                                                                                                                                   N/A

Additional Documents

10.1

Consent of DeVisser & Company, Chartered Accountants(1)                                                                                                                N/A

________________

(1)  Filed as an exhibit to the Company's Registration Statement on Form 20-F filed December 13, 2000.

(2)  Filed as an exhibit to the Company's Registration Statement on Form 20-F (Amendment No. 2) filed April 20, 2001.

(3)  Filed as an exhibit to the Company's Annual Report  on Form 20-F filed April 29, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RUBICON MINERALS CORPORATION

(Registrant)

___"Michael J. Gray"____________________

Michael J. Gray, CFO

Date: ___June 25, 2003_____________

EXHIBIT 3.1

VOTING AND DISPOSITION AGREEMENT

THIS AGREEMENT made and dated for reference January 30, 2002

BETWEEN:

RUBICON MINERALS CORPORATION, a British Columbia company having an office at 888 - 1100 Melville Street, Vancouver, B.C. V6E 3V7

("Rubicon")

AND:

DOMINION GOLDFIELDS CORPORATION, a Canadian federal corporation, having an office at 800 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

("DGC")

WHEREAS:

A.

By a letter option agreement dated January 3, 2002 (the "Option Agreement"), DGC granted to Rubicon an option to purchase certain mineral properties in the Bateman Township, Ontario, in consideration for, inter alia, Rubicon issuing to DGC 260,000 common shares of Rubicon.

B.

This agreement sets out additional agreements made between Rubicon and DGC in respect of DGC's acquisition of the Issued Shares (as defined below).

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the completion of the transactions to occur at Closing as set out in the Option Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby expressly acknowledged by each of the parties), the parties agree each with the other as follows:

1.

CERTAIN DEFINITIONS

1.1

For the purposes of this agreement, unless the context otherwise requires, the following words and phrases will have the following meanings:

(a)

"Business Day" means any day other a than Saturday, Sunday or any other day which is a legal holiday in Vancouver, British Columbia, on which commercial banking institutions in Vancouver, British Columbia are open for the transaction of business;

(b)

"Issued Shares" means those common shares in the capital of Rubicon to be issued to DGC pursuant to the Option Agreement along with any additional Rubicon common shares subsequently issued to or acquired by DGC;

(c)

"Issuer Bid" means an Issuer Bid as defined in subsection 92(1) of the Securities Act;

(d)

"Rights Offering" has the meaning attached to such term in section 1.1 of National Instrument 45-101;

(e)

"Securities Act" means the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended from time to time; and

(f)

"Take-over Bid" means an offer to acquire Rubicon common shares which is not exempt from sections 105 to 110 of the Securities Act.

2.

DISPOSITION OF ISSUED SHARES

2.1

With the exception of dispositions of Issued Shares pursuant to an Issuer Bid or Take-over Bid for the same class of securities as the Issued Shares, if DGC wishes to dispose of any of the Issued Shares it may only do so after providing not less than ten (10) days' prior written notice to Rubicon, whereupon Rubicon will have the right, during such ten (10) day period, to find a buyer for the Issued Shares proposed to be disposed of by DGC to be purchased by such buyer located by Rubicon. If Rubicon fails to identify a purchaser within such ten (10) day period, DGC shall thereafter be entitled to dispose of the relevant portion of the Issued Shares to such persons and on such terms as it may in its sole discretion determine.

3.

VOTING OF ISSUED SHARES

3.1

As long as DGC beneficially owns any of the Issued Shares and any two of J. Garfield MacVeigh, David Adamson or Michael Gray are directors or senior officers of Rubicon, DGC will vote, at any and all meetings of the shareholders of Rubicon at which directors are to be elected, any and all Issued Shares which DGC holds to elect and maintain in office as directors of Rubicon persons nominated by Rubicon's management.

3.2

DGC shall from time to time and at all times do whatever may be requested by Rubicon and its management, including the execution and delivery of appropriate instruments of proxy or appointments of representatives of DGC, to enable or facilitate the exercise of any and all voting rights in favour of the election or appointment of each management's nominees as director of Rubicon in accordance with section 3.1.

4.

COVENANTS

4.1

DGC covenants that:

(a)

Except as provided in this agreement and the Option Agreement, DGC will not without the prior written approval of Rubicon:

                (i)

               acquire directly or indirectly, by purchase of otherwise, any voting securities or securities convertible into or exchangeable for voting securities of
                Rubicon or direct or indirect rights or options to acquire any voting securities of Rubicon;

(ii)

make or in any way participate, directly or indirectly in any "solicitation" of votes or proxies in respect of voting securities of Rubicon and in any manner influence any other person or entity with respect to such a "solicitation" except a proxy solicitation by management of Rubicon for any meeting of shareholders;

(iii)

form, join or in any way participate in a group acting jointly or in concert with respect to any voting securities of Rubicon; or

 (iv)

otherwise act alone or in concert with others to seek control of the management, board of directors or policies or Rubicon; and

(b)

unless and until a person not affiliated with DGC makes a Take-over Bid for the  same class of securities as the Issued Shares, DGC will not increase its shareholdings in Rubicon without the prior written approval of Rubicon, except by exercise of DGC's rights to acquire any common shares of Rubicon pursuant to any Rights Offering made by Rubicon.

5.

CONFLICT WITH OPTION AGREEMENT

5.1

In the event of any conflict or inconsistency between this agreement and the Option Agreement, the terms of the Option Agreement shall prevail.

6.

NOTICE

6.1

Any notice, direction or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of the same or by sending the same by facsimile, in each case addressed as follows:

(a)

if Rubicon, at

888 - 1100 Melville Street

Vancouver, British Columbia

V6E 4A6

Attention: Michael Gray

Fax: (604) 623-3355

(b)

if to DGC, at

800 - 1090 West Georgia Street

Vancouver, British Columbia

V6E 3V7

Attention: Chris Theodoropoulos

Fax: (604) 683-8602

6.2

Any notice, direction or other instrument will, if delivered, be deemed to have been given and received on the day it was delivered, and, if sent by facsimile, be deemed to have been given and received on the day it was so sent.

6.3

Either party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to the address of such party for the purposes of giving notice hereunder.

7.

GENERAL

7.1

The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this agreement.

7.2

The headings of the sections of this agreement are for convenience only and do not form a part of this agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

7.3

This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other, which may be unreasonably withheld.

7.4

This agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations, and representations, whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter herein.

7.5

This agreement shall be governed by and construed according to the laws of British Columbia and those of Canada applicable therein.

7.6

This agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and all parties agree that the reproduction of signatures by way of telecopier device shall be treated as though such reproductions were executed originals.

7.7

This agreement and its contents are confidential and will not be disclosed to any third party or person other than agencies entitled by law to such information. No party will issue any press release or other public disclosure document regarding this agreement without first having provided a copy to the other within a reasonable time prior to the intended release thereof, and the other party will have the right to comment on such proposed disclosure prior to release thereof.

7.8

No amendment, modification, supplement, termination or waiver of any provision of this agreement will be effective unless in writing signed by the appropriate party, and then only in the specific instance and for the specific purpose given.

7.9

This agreement shall terminate when DGC no longer owns any of the Issued Shares, or on the mutual written agreement of DGC and Rubicon.

IN WITNESS WHEREOF the parties have caused this agreement to be executed and delivered on their behalf by their authorized signatories as of the date first above written.

RUBICON MINERALS CORPORATION

Per:  ____"David W. Adamson"______________

Authorized Signatory

DOMINION GOLDFIELDS CORPORATION

Per:  ____"Chris Theodoropoulos"_______________

Authorized Signatory

EXHIBIT 4.1

January 3, 2002

PRIVATE & CONFIDENTIAL

BY E-Mail

Dominion Goldfields Corporation

Suite 800, 1090 West Georgia Street

Vancouver, BC V6E 3V7

Attn:  Mr. Chris Theodoropoulos

Dear Sirs:

RE:

Letter Agreement re McFinley Properties

This letter agreement ("Option Agreement") sets out the basic terms and conditions regarding the exclusive grant of an option to purchase the McFinley Properties (as defined herein) from Dominion Goldfields Corporation ("DGC") by Rubicon Minerals Corporation ("Rubicon" or the "Company").

This Option Agreement reflects our current mutual understanding.  This Option Agreement will constitute a legally binding and enforceable agreement of DGC and the Company upon your execution of this Option Agreement.

A.

Background - The Company

The Company is a Canadian mineral exploration company based in Vancouver, British Columbia whose common shares are listed for trading on the Canadian Venture Exchange.

B.

Background - DGC

DGC represents and warrants that it owns certain mineral properties, being the McFinley Properties, represented by the licenses of occupation more particularly described, and as set out on Schedule "A" attached hereto (the "Properties").  The parties also agree to the additional representations and warranties set out in Schedule "B" attached hereto.

Therefore, DGC and the Company agree as follows:

1.

Option

(a)  DGC hereby grants the exclusive right and option to purchase the Properties to the Company, and the Company hereby agrees to the terms of such purchase of the Properties from DGC (the "Option"), in consideration for which the Company will pay to DGC C$800,000, and issue to DGC 260,000 common shares of the Company and the Company will carry out certain exploration work (together, the "Purchase Price").

(b)  The Purchase Price required to exercise the Option and vest title to the Properties in favour of the Company will be paid as follows:

(i)  The Company will, on Closing (as defined in paragraph 5 below), make a C$800,000 payment to DGC;

(ii)  The Company will, on Closing, issue to DGC 260,000 common shares of the Company (the "DGC Shares"); and

(iii) The Company will carry out a minimum of US$1,300,000 in exploration work on the Properties on or before March 31, 2006, consisting of an initial minimum expenditure requirement of US$325,000 on or before September 30, 2003, and additional minimum expenditure requirements of US$325,000 in each year thereafter until March 31, 2006. Any expenditure in excess of the minimum US$325,000 requirement in any of the aforementioned periods may be credited towards the following year's or years' expenditure commitment, provided that all other payments required under this Agreement, including the payments referred to in subparagraph 2(a) are made, and this Option Agreement is in good standing.  For greater certainty, the foregoing requirement shall not be interpreted as requiring an acceleration of any of the payments referred to in subparagraph 2(a).  On completion of the work described in this clause 1(b)(iii), the Option will be vested and earned and the Properties shall be transferred to the Company.

2.

Related Covenants of the Company and DGC

The Company also covenants as follows:

(a)  On or before January 4, 2004, and on or before each subsequent anniversary date thereafter, the Company will pay an advance royalty of US$50,000 to DGC, which can be recouped out of the 2% net smelter return ("NSR") granted to DGC under clause 2(c) hereof.  These advance royalty payments will not exceed an aggregate of US$1.0 million.  In addition, the Company, during the currency of this agreement, and by December 31 in each year, agrees to pay annual taxes or other levies on the Properties which includes taxes due to the Ontario Ministry of Mines, subject to DGC fulfilling its covenant in subparagraph 3(j).

(b)  If the Company makes a positive production decision on the Properties subsequent to a bankable feasibility study, then the Company will make an additional one-time advance royalty payment of US$675,000 to DGC within 90 days of the positive production decision, which payment can be recouped out of the 2% NSR granted to DGC under clause 2(c) hereof; and

(c)  The Company will grant a 2% NSR to DGC on the Properties, the specific terms of such NSR being described in Schedule "C" attached hereto.  Twenty-five percent of the 2% NSR (i.e., a 0.5% NSR) can be purchased by the Company at any time for US$675,000.  The Company will retain a right of first refusal ("RFR") on the remaining NSR, which RFR is described in greater detail in Schedule "D" attached hereto.

Both DGC and the Company covenant that this Agreement shall enure to the benefit of their respective heirs, successors and assigns.

3.

Other Provisions Related to Grant of Option

(a)

DGC hereby grants to the Company a RFR on any and all rights (including but not limited to any rights of ownership and any rights which DGC may acquire by virtue of its judgment under the Construction Lien Act against McFinley Red Lake Mines Ltd. as described in Schedule "E" attached hereto) (the "Land Claims Rights") which DGC may now or in future possess to the adjacent mining land claims (the "Land Claims") located on the McFinley peninsula, such Land Claims being more particularly described and set out on Schedule "E" attached hereto, and the terms of such RFR being described in greater detail in Schedule "F" attached hereto, provided that, for greater certainty, the right of the Company to exercise such RFR at any time and from time to time is subject to this Option Agreement being in good standing;

(b)

DGC covenants that it will use its reasonable best efforts up to December 31, 2002 to secure title to the Land Claims, and DGC further covenants that it will allocate and spend up to CDN$87,000 of the cash portion of the Purchase Price in such efforts and will, during the currency of the RFR granted under subparagraph 3(a) above, provide the Company with a written progress report at the end of each month describing the status of such efforts;

(c)

DGC may transfer the Land Claims Rights to an affiliate of DGC, provided that such affiliate agrees to be bound by the relevant terms and conditions of this Option Agreement (including the RFR referred to at subparagraph 3(a) above) and any successor agreement;

(d)

The Company or DGC may assign all or part of its interest in the Properties, the Land Claims or this Option Agreement to a third party at any time, provided that the incoming third party agrees to be bound by the terms of this Option Agreement in writing.  It is the Company's intention to attract a senior partner to the Properties;

(e)

In order to satisfy the condition at paragraph 5(b) below, DGC will use its best efforts to obtain any required DGC shareholder approval of the Option prior to January 31, 2002 and will notify the Company in writing immediately upon receipt of such approval, and agrees to cause Mr. Chris Theodoropoulos to vote his shares, and any shares for which he holds proxies, in favour of the Option, which shall constitute sufficient shares to gain shareholder approval for the Option, unless a more favourable proposal is received by DGC prior to such shareholder vote.  In this event, DGC shall immediately notify the Company in writing of the details of such proposal, and the Company shall have seven days to match the favourable proposal following receipt by the Company of such details.  If the Company chooses to match the favourable proposal then DGC agrees to accept the Company's matching proposal and agrees to cause Mr. Chris Theodoropoulos to vote his shares, and any shares for which he holds proxies, in favour of the matching proposal.  A more favourable proposal shall be a proposal that provides DGC with cash or cash equivalent in excess of C$925,000;

(f)

DGC represents and warrants that the board of directors of DGC has approved the granting of the Option to the Company;

(g)

During the Option period, transfer documents to the Properties will be held by a transfer agent, mutually agreed upon by both DGC and the Company.  Once the Option has vested, title shall be transferred to the Company;

(h)

The Company may elect to return the Properties to DGC at any time after earning the Option or deciding to not exercise the Option, providing that the Company is responsible for any loss, damage or liability including, without limitation, environmental liabilities that it creates while exploring the Properties, and upon such election, the Company will no longer be bound by any of the remaining obligations under this Option Agreement;

(i)

DGC has no data in its possession pertaining to the Properties other than that which has been disclosed and provided to the Company to date and that which is part of the public record;

(j)

DGC will, in a timely manner, file all necessary tax returns and notices and pay all applicable taxes of whatsoever nature (including but not limited to any taxes owing with respect to the Properties) for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due; and

(k)

With respect to the Mining Lease #104721 listed at Schedule "A" hereto (the "Mining Lease"), to the extent that title to the Mining Lease is not currently in DGC's name, DGC agrees to make its best efforts to obtain and secure title to the Mining Lease prior to Closing, and upon such securing of title, the Mining Lease will form part of the Properties for the purposes of this Option Agreement.  if DGC is unable to secure title to the Mining Lease, then it shall use its best efforts to obtain title at the Ontario Registry Office as soon as practicable.

4.

Voting Agreement

In consideration of the Company's issuance of the DGC Shares and upon issuance of the DGC Shares, DGC and the Company will enter into a voting trust agreement, which will provide, among other things:

(a)

that, so long as DGC owns any of the DGC Shares and the management of the Company does not substantially change from the current members, DGC will vote those shares in favour of the election of management's nominees for directors; and

(b)

that, with the exception of dispositions of the DGC Shares related to an issuer bid or a take-over bid for the Company's securities, if DGC wishes to dispose of any of the DGC Shares it may only do so after providing not less than ten (10) days' prior written notice to the Company, whereupon the Company will have the right, during such ten (10) day period, to find a buyer for the DGC Shares proposed to be disposed of by DGC to be purchased by such buyer at prevailing market prices or at the proposed sale price whichever is greater.  If the Company identifies such a purchaser, DGC will sell the relevant portion of the DGC Shares to the buyer located by the Company.  If the Company fails to identify a purchaser within such ten (10) day period, or if the purchaser identified by the Company fails to complete this purchase of the relevant DGC Shares within five days of the expiry of the above-mentioned ten (10) day period, DGC shall thereafter be entitled to dispose of the relevant portion of the DGC Shares to such persons and on such terms as it may in its sole discretion determine.

5.

Conditions applying to the Closing

The payments referred to at clauses 1(b)(i) and (ii) above will be made on that date (the "Closing") which is two business days following the date on which the following conditions have been satisfied:

(a)

receipt by the Company of regulatory approval for the Acquisition ; and

(b)

receipt of the DGC shareholder approval referred to at subparagraph 3(e) above, by January 31 ,2002.

If the Closing occurs as provided for in this paragraph, the parties will be bound by the terms of the Option, and DGC shall not be permitted to solicit any other offers whatsoever for the Properties from third parties.  If one or more of the above conditions of this paragraph 5 applying to the Closing are not met or waived by January 31, 2002 then this Option shall be terminated and in the event that the condition set out in subparagraph 5(b) is not met, then the right of first refusal described in subparagraph 3(e) shall apply.

6.

Definitive Agreement

The parties covenant and acknowledge that they intend to enter into a definitive agreement relating to the Option ("Definitive Agreement").  In the event and to the extent that a Definitive Agreement is not entered into, this Option Agreement shall remain in force and shall govern the affairs of the parties with respect to the Option, and all payment dates, deadlines, milestones and references in this Option Agreement shall be modified as necessary.  The Definitive Agreement will contain customary provisions in accordance with usual mining industry practice for option agreements.

7.

Normal Course of Business

7.1

Between the date of this Agreement and the date that title to the Properties vests in favour of the Company, DGC will preserve the Properties, and hold the Properties in accordance with the terms and conditions of this Agreement, in trust and for the sole and exclusive benefit of the Company.  DGC represents and warrants that there are, and covenants that there will be, no outstanding agreements or options between DGC or any predecessor in title and any third party or parties with respect to the sale, option or transfer of the Properties or the Land Claims or any portion thereof.  DGC will not permit any material changes to the Properties to occur, including, but not limited to:

(a)

any disposition of the Properties; and

(b)

pledging, mortgaging, encumbering or otherwise dealing with the Properties for the benefit of anyone other than the Company.

7.2

The Company agrees to carry out work on the Properties in a workmanlike fashion and to indemnify and hold DGC harmless from any losses that DGC may suffer as a result of work activities (exploration, or otherwise) by the Company, its agents, employees, contractors or other parties related to the Company, on the Properties.  The Company further agrees to maintain and place adequate insurance covering the Properties and the Company's activities thereon during the currency of the Option.

8.

Fees and Expenses

The parties agree that, whether or not the Option described herein is earned, each party will be responsible for any fees and expenses directly related to the Option incurred by such party, including any fee for advice or opinions incurred in connection with the negotiation, preparation, execution and delivery of this Option Agreement and any other agreements, documents, opinions or valuations contemplated thereby.

9.

Confidentiality

DGC is obliged (except and only to the extent strictly necessary to enable the conditions in subparagraphs 5(a) and 5(b) to be met to keep confidential all aspects of this Option Agreement and the Option until the Closing.  DGC will not discuss either this Agreement or the Acquisition with any party nor make any press release, public announcement or public statement about the transactions contemplated herein which has not been previously approved by the Company.  DGC shall have the right to review news releases in connection with the Properties prior to their public dissemination, subject to the Company's obligation to comply with applicable laws.  It is currently contemplated by the parties that, as a result of the many fundamental conditions remaining to be fulfilled as at the date of signing this Option Agreement (and in particular regarding the approval by the DGC shareholders of the Option), the parties will publicly announce the transactions contemplated by this Option Agreement on the date which is two business days after the condition in subparagraph 5(b) is met.

10.

Further Assurances and Good Faith

The parties hereto agree to do all things and execute any documents as may be reasonably required to give effect to the terms and conditions of' this Option Agreement.  Without limiting the generality of the foregoing, the parties agree: (i) to work in good faith to assist each other to assure timely receipt of all approvals referred to herein; and (ii) to work in good faith to assist each other to ensure that the Company's due diligence and legal investigations proceed in a timely manner in view of the tight timelines associated herewith.

11.          Regulatory Approval

This Option Agreement and the Option contemplated herein are subject to regulatory approval.

12.

Counterparts

The parties may sign this Option Agreement by facsimile, and in as many counterparts as may be necessary, each of which so signed will be deemed to be an original, and such counterparts together will constitute one and the same document

13.

United States Currency

All monetary amounts in this Option Agreement are in U.S. currency, unless otherwise specifically indicated.

14.

Force Majeure

(a)

Events of force majeure will include but will not be limited to fire; power shortage; strike, lockout or other labour dispute; inability to obtain suitable machinery or labour; inability to arrange access to the Properties or the Land Claims; inability to arrange or unavailability of any transportation services, facilities or equipment; unusually severe weather conditions; wars, riots or civil disorders; Acts of God or the enemies of the Queen; governmental, whether Federal, Provincial, Territorial or Municipal, laws, regulations or requirements (including but not limited to the ability to acquire any required permits); or any other cause beyond the reasonable control of the parties or their respective representatives, agents, contractors or employees.  The settling of labour disputes will for the purposes of this paragraph be deemed to be beyond the control of the parties and their respective representatives, agents, contractors or employees and nothing herein contained will place any obligation upon them to settle any labour dispute.  The payment of monies from one party to the other party will be deemed to be within the reasonable control of the parties and the lack of funds for such payments will not be considered an event of force majeure.

(b)

The affected party will promptly give notice to the other party of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof.  The affected party will resume performance as soon as reasonably possible.  During the period of suspension any obligations of the parties to advance funds or incur expenditures hereunder will be reduced to levels consistent with operations.

(c)

The time or times within which any right hereunder may be exercised or any obligation hereunder performed will be extended by a period of time equal to all periods of time during which the parties or their respective representatives, agents, contractors or employees are prevented or seriously impeded in doing any work, exercising any right or performing any obligation hereunder by reason of any event of force majeure as set out in subparagraph 14(a).

15.

Option Only

This Agreement is an option only and, except for the cash payment and share consideration specified in clauses 1(b)(i) and (ii) hereof, nothing herein contained shall be construed as obligating the Company to do any thing or make any payment hereunder and any thing done or payment made hereunder shall not be construed as obligating the Company to do any further thing or make any further payment.

16.

Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a business day to the following addresses:

in the case of the Company:

Rubicon Minerals Corporation

888 — 1100 Melville Street

Vancouver, British Columbia

V6E 4A6

Attention:        Michael Gray

Telecopier Number:       (604) 623-3355

with a copy to:

Reid & Company

1040 — 1055 West Hastings Street

Vancouver, British Columbia

V6E 2E9

Attention:          David R. Reid

Telecopier Number:      (604) 687-5872

in the case of DGC:

Dominion Goldfields Corporation

Suite 800, 1090 West Georgia Street

Vancouver, BC V6E 3V7

Attention:            Mr. Chris Theodoropoulos

Telecopier Number:         (604) 683-8602

The Company or DGC may change its address for notice by notice given in the manner aforesaid.  Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier.

If the above correctly sets forth your understandings with respect to the Acquisition, kindly so indicate by executing the enclosed copy of this letter in the space provided below and returning it to the undersigned.

Yours very truly,

RUBICON MINERALS CORPORATION

Per:

"David W. Adamson"_____________
DAVID ADAMSON

President and Chief Executive Officer

Acknowledged, accepted and agreed to this 3rd day of January, 2002.

DOMINION GOLDFIELDS CORPORATION

Per:

"Chris Theodoropoulos"__________
CHRIS THEODOROPOULOS

On behalf of the Board of Directors

EXHIBIT 4.2*

* Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for Confidential Treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended

June 10, 2002

PRIVATE & CONFIDENTIAL
BY E-MAIL

Dominion Goldfields Corporation
Suite 800
1090 West Georgia Street
Vancouver, B.C.
V6E 3V7

Attention: Mr. Chris Theodoropoulos

LAND CLAIMS AGREEMENT REGARDING THE McFINLEY PROPERTY (LAND PORTION) -
RED LAKE ONTARIO

Dear Sirs:

We write further to the successful completion of our agreement dated January 3, 2002 (the "Water Claims Agreement") regarding the licenses of occupation and one lease more particularly described therein (the "Water Claims"), and comprising a portion of what is generally known, and hereinafter defined in paragraph 3, as the McFinley Property.

Based on your recent discussions with our Doug Forster, we are pleased to confirm our mutual understanding of the terms and conditions of an option agreement (the "Land Claims Agreement") pursuant to which DGC would, and does hereby, grant to Rubicon the exclusive right and option (the "Option") to purchase 100% right, title and interest in and to the land claims (the "Land Claims") on which Rubicon currently holds, under the terms of the Water Claims Agreement, an RFR, all on the terms and conditions set forth below:

1)

Except as otherwise defined, all capitalized terms in this Land Claims Agreement shall have the same meaning as under the Water Claims Agreement.

2)

Rubicon will pay to DGC, on execution of this Land Claims Agreement, the sum of $100,000 and, on or before 12 months from the date hereof, an additional sum of $75,000, in each case representing reimbursement to DGC of a portion of the out of pocket legal costs and expenses incurred by DGC in order to secure title, to the reasonable satisfaction of DGC, to all of the mining rights (the "Mining Rights") and surface rights (the "Surface Rights") which would be available to a registered holder of 100% of the legal and beneficial ownership of the Land Claims Rights and Land Claims.

3)

DGC acknowledges that during the currency of the Option and this Land Claims Agreement, Rubicon shall have the exclusive right to enter upon the Land Claims and Water Claims (collectively herein referred to as the "McFinley Property") for the purposes of conducting exploration, development and mining work and related activities thereon.

4)

Rubicon acknowledges that DGC has provided to Rubicon copies of vesting orders each dated May 22, 2002 issued by the Superior Court of Justice (Ontario) regarding title to the Mining Rights, in favour of DGC, and title to the Surface Rights, in favour of 1519369 Ontario Inc., the assignee of DGC, in each case on the basis contemplated in paragraph 2.

5)

In order to maintain the Option in good standing, and thereby acquire a 100% right, title and interest in and to the Land Claims, Rubicon will:

a)

on Closing (as defined in paragraph 13), make a $325,000 payment and issue 500,000 Common Shares to DGC. Collectively these are herein referred to as the Initial Payments;

b)

beginning 12 months following Closing, make annual advance royalty payments to DGC in the amount of $75,000, to be credited against any production royalties.  These payments shall be capped at a maximum of $1.5 million;

c)

if a positive production decision is made on the Land Claims subsequent to a bankable feasibility study, make a one-time advance royalty payment of $1 million to DGC within 90 days of the positive production decision; and

d)

grant a sliding scale NSR to DGC on the Land Claim on the basis of: (i) 2.0% NSR, if the price of gold is less than or equal to US$400; (ii) 2.5% NSR, if the price of gold is greater than US$400, but less than or equal to US$500; and (iii) 3.0% NSR, if the price of gold is greater than US$500.  For the purpose of this paragraph 5(d), the "price of gold" shall mean the "price per ounce of gold" as determined by paragraph 1 of Schedule "C" to the Water Claims Agreement.  It is agreed that 0.5% NSR can be purchased by Rubicon at any time for $1 million.  Rubicon would retain an RFR on the remaining NSR;

provided that if Rubicon exercises the option to purchase the Water Claims in accordance with the Water Claims Agreement and thereby vests title to the Water Claims, then provided that Rubicon has made the payments required under section 2 hereof and Initial Payments (and the Option and this Land Claims Agreement are otherwise in good standing), Rubicon shall be deemed to have exercised the Option and thereby acquired a 100% right, title and interest in and to the Land Claims, subject to any remaining obligations under the terms of this Land Claims Agreement.  For greater certainty, Rubicon will acquire a 100% right, title and interest in and to the Land Claims only if Rubicon has fully exercised its option (the "Water Claims Option") to acquire a 100% right, title and interest in and to the Water Claims.  The parties further acknowledge that, for greater certainty in regard to the Water Claims Agreement, paragraph 15 thereof shall only be applicable during the term of the Water Claims Option and until such time as Rubicon is vested with title to the Water Claims.

6)

Following Closing (and, accordingly, receipt by DGC of the Initial Payments), this Land Claims Agreement and the Water Claims Agreement shall be merged into one comprehensive agreement, with the intention that such agreement (the "Comprehensive Agreement") shall govern all of the affairs of Rubicon and DGC in respect of the McFinley Property.  The Comprehensive Agreement, or a memorandum thereof, would be registered against title to the McFinley Property.

7)

The representations and warranties contained in the Water Claims Agreement, amended mutatis mutandis in order to address the material differences of the subject matter herein, are hereby incorporated by reference into the terms and conditions of the Option and this Land Claims Agreement provided that Rubicon acknowledges that the Municipality of Red Lake (the "Municipality") currently holds liens against certain of the Surface Rights having a face value in the amount of not less than $810,850.67 as of December 31, 2001 (the "Tax Liens").  Rubicon further acknowledges and agrees that DGC shall not be responsible for discharging and paying the outstanding indebtedness in respect thereof to the Municipality, nor shall DGC be responsible for any other liens, encumbrances or liabilities (environmental or otherwise) which may affect the Land Claims.  DGC is not aware of any liabilities, liens or encumbrances affecting the Land Claims, other than the Tax Liens, the lien of the Ministry of Consumer and Corporate Relations in the amount of approximately $15,000 and the lien of Amca International or Dominion Bridge, which has been assigned to DGC.

8)

__________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

9)

Rubicon agrees to take reasonable steps to conduct, at its sole cost and expense, any clean-up or remediation work reasonably required with respect to the Land Claims and the tailings pond, buildings and structures thereon in order to keep them safe and secure.  Any such funds incurred by Rubicon may be included as, and credited against, exploration expenditures otherwise required to be incurred by Rubicon pursuant to the option granted under the Water Claims Agreement.  In addition, upon the mutual agreement of the parties during the currency of the Option, Rubicon agrees to assist DGC with the sale of any of the structures currently situate as of the date hereof on the Land Claims and upon such sale to be entitled to 50% of the net sale proceeds derived therefrom in the event that such net sale proceeds are less than or equal to $1,000,000 provided that in the event that such net sale proceeds exceed $1,000,000 any such excess shall be distributed 85% to DGC and 15% to Rubicon.

10)

During the currency of the Water Claims Option and the Option, Rubicon agrees to maintain in good standing those of the Land Claims and Water Claims that are in good standing as of the date hereof by the doing and filing of assessment work or, if permitted under applicable law, the making of payments in lieu thereof and, where applicable, by the payment of all necessary taxes in order to keep such Land Claims and Water Claims free and clear of all liens and charges arising from Rubicon's activities thereon except that, for greater certainty, the provisions of this paragraph 10 shall not require Rubicon, subject to the provisions of paragraphs 7 and 8 hereof, to make any tax payments in respect of those of the Surface Rights subject to the Tax Liens.

11)

On Closing, Rubicon and DGC will terminate the Voting and Disposition Agreement dated January 30, 2002 entered into regarding the 260,000 Common Shares issued to DGC under the Water Claims Agreement in order to permit DGC to dividend or transfer such Common Shares to the shareholders of DGC provided that the provisions of this paragraph 11 shall not affect the obligation of DGC set forth in paragraph 16(a) hereof to enter into a voting trust agreement with respect to the 500,000 Common Shares issuable hereunder.

12)

Unless otherwise noted, all dollar figures are expressed in Canadian funds.

13)

The Initial Payments will be made on that date (the "Closing") which is two business days following the date on which Rubicon receives regulatory approval to the Option and this Land Claims Agreement, provided that in any event the Closing shall occur on or before the earlier of July 17,  2002, and that date which is 30 days following the date on which Rubicon files this Land Claims Agreement with the TSX Venture Exchange, failing which the Option and this Land Claims Agreement shall terminate.

14)

The terms and conditions of this Land Claims Agreement and Water Claims Agreement shall remain in force and govern the affairs of the parties unless and until the Comprehensive Agreement is entered into by Rubicon, DGC and, to the extent applicable, 1519369 Ontario Inc.

15)

From time to time throughout the currency of the Option and the term of this Land Claims Agreement, DGC shall for itself, or shall cause 1519369 Ontario Inc. to, take all steps, do all things and deliver all documents as may be required to give full effect to the intent of the Option and this Land Claims Agreement.

16)

At the Closing, DGC shall, or shall cause 1519369 Ontario Inc. to:

a)

enter into a voting trust agreement with respect to the 500,000 Common Shares issuable hereunder, such agreement to be in form and substance identical in all material respects to the voting trust agreement entered into by DGC pursuant to paragraph 4 of the Water Claims Agreement;

b)

deliver such documents of title in registrable form to the Mining Rights and Surface Rights as Rubicon may reasonably request,  such documents to be held pursuant to an escrow agreement to be in form and substance identical in all material respects to the escrow agreement entered into by DGC pursuant to paragraph 3(h) of the Water Claims Agreement; and

c)

enter into a consulting services agreement between DGC and Rubicon having an effective date as of the date of execution by DGC of this Land Claims Agreement  pursuant to which, inter alia, Rubicon will grant to DGC or its nominee(s), as of such effective date, an option to purchase 100,000 Common Shares, subject to the maximum permitted discount under the rules of the TSX Venture Exchange.

17)

The Option and this Land Claims Agreement shall enure to the benefit of and be binding upon DGC, 1519369 Ontario Inc. and Rubicon and each of their successors and assigns.

18)

The parties agree to keep the terms and conditions of the Option and this Land Claims Agreement confidential until the Effective Date, as defined in paragraph 19 below.

19)

The Effective Date shall be the earlier of June 17, 2002 and the date on which Rubicon advises DGC that is then required by law to announce the terms and conditions of the Option and this Land Claims Agreement to the public provided that the parties acknowledge that, upon execution and delivery by each of them to the other parties hereto, this Land Claims Agreement shall constitute a binding and enforceable agreement.

20)

Rubicon agrees to carry out work on the Land Claims and Water Claims in a workmanlike fashion and to indemnify and hold DGC harmless from any losses that DGC may suffer as a result of work activities (exploration, or otherwise) by Rubicon, its agents, employees, contractors or other parties related to Rubicon, on the Land Claims and Water Claims.  Rubicon further agrees to maintain and place adequate insurance covering the Land Claims and Water Claims and Rubicon's activities thereon during the currency of the Option and the Water Claims Option.

Please evidence your consent and agreement to the foregoing by executing and returning the enclosed copy of this letter to us on or before 5:00 pm local Vancouver time on Thursday June 6, 2002.

Yours sincerely,

"David W. Adamson"

David W. Adamson,

President and CEO

Rubicon Minerals Corporation

Dominion Goldfields Corporation

1519369 Ontario Inc.

Per:

Per:

"Chris Theodoropoulos"

"Chris Theodoropoulos"

_______________________________

_______________________________

Chris Theodoropoulos

Chris Theodoropoulos

EXHIBIT 4.33

Mr. William Mercer

Box 182

Badger, Newfoundland

A0H 1A0

CONFIDENTIAL

SENT BY FAX

709.539.2524

May 22, 2002

LETTER AGREEMENT BETWEEN

WILLIAM MERCER

AND

RUBICON MINERALS CORPORATION

ON THE GOLDEN PROMISE PROPERTY

Dear William,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to William Mercer (the "Owner") to allow Rubicon to acquire 100% interest in 3 mineral licences (the "Golden Promise Property", the "Property") located on NTS 12A16, Newfoundland and detailed in Schedule A.  The Owner warrants that he controls a 100% interest in the Property and is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement.  The Owner acknowledges that Rubicon has contributed map-staked claims to the Property as specified in Schedule A.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1)

Rubicon will make the following cash and share payments to the Owner:

	C$	Shares
On signing (after regulatory approval)	15,000	0
On or before June 1, 2003	40,000	20,000
On or before June 1, 2004	50,000	30,000
On or before June 1, 2005	50,000	50,000
On or before June 1, 2006	75,000	0

2)

Rubicon will grant a 2.0% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.0% NSR will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B) which may be purchased for $500,000 for 0.5% each.  Rubicon has a right of first refusal on the remaining 1.0% NSR.

3)

Rubicon will make annual advance royalty payments of $20,000 to the Owners starting on June 1, 2007.  These advance royalty payments shall be deductible from future Net Smelter Return royalties.

4)

During this Agreement, Rubicon shall receive all map-staking security deposit monies from the Owner upon filing assessment work to recoup these costs for any claims staked by Rubicon.

5)

There shall be a mutual area of interest ("Area of Interest") of 3 kilometres (subject to any pre-existing areas of influence), from the perimeter of the Property (Schedule A), on unstaked lands.  Should Rubicon map-stake within the Area of Interest, at its sole discretion, those claims shall become part of the Property at no cost to the Owner.  Should the Owner map-stake in the Area of Interest, these claims shall be offered to Rubicon for the map-staking costs paid to the Newfoundland Government (which costs shall be in turn recouped from the Newfoundland Government by Rubicon by filing the necessary assessment work).  Rubicon shall have 30 days to make the election of whether or not to include the new claims from the Owner.

6)

Rubicon may assign this Agreement in part or whole to any third party at any time.

7)

Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

8)

Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

9)

This Agreement shall be open to acceptance until May 22, 2002 at 9:00pm Vancouver time.

10)

Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owner and returning the claims in 90 days good standing from the date of notice.

11)

All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential unless it is in the public domain.  The Owner shall not disclose such confidential data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by Rubicon.

12)

This Agreement is subject to regulatory approval and due diligence of Schedule A.

13)

This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

14)

This Agreement supercedes any previous agreements or discussion on the Property and shall be the entire agreement.

15)

All references to dollars in this Agreement shall be in Canadian dollars unless otherwise specified.

16)

This Agreement may be signed in counterparts and/or by facsimile, as required.

Please indicate if these terms are acceptable to you by signing below.  Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

Per:  "Michael J. Gray"

Michael J. Gray

VP Exploration

Rubicon Minerals Corporation

Cc:  David Adamson, President and J. Garfield MacVeigh, Chairman of the Board

Accepted this 22nd day of May, 2002

"William Mercer"

__________________________________

William Mercer

SCHEDULE A

TO THE LETTER AGREEMENT BETWEEN

WILLIAM MERCER

AND

RUBICON MINERALS CORPORATION

ON THE GOLDEN PROMISE PROPERTY

Property Description

The Golden Promise Property is comprised of map-staked claims located in the Exploits River area, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECOREDED HOLDER		NTS

8864M	12	June 25/02	Nfld Dimension Stone	12A/16
8859M	12	June 21/02	Nfld Dimension Stone	12A/16
8868M	168	June 25/02	Rubicon Minerals Corporation	12A/16

Due diligence accepted this 26th day of July, 2002.

By:  "Michael J. Gray"

Michael J. Gray

VP Exploration, Rubicon Minerals Corporation

SCHEDULE B

TO THE LETTER AGREEMENT BETWEEN

WILLIAM MERCER

AND

RUBICON MINERALS CORPORATION

ON THE GOLDEN PROMISE PROPERTY

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Golden Promise Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and William Mercer (the "Owner", "Vendor"), dated May 22, 2002 concerning the Property.

1.

Definition of Net Smelter Returns.  "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price").  For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2.

Certain Characteristics of the Royalty.  The Payee's interest in  the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein.  The Royalty does not:  (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

3.

Commingling.  The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined.  Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken.  The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4.

Stockpiling.  The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5.

Calculation and Delivery of Royalty Payments.   Royalty payments shall be due on  the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims.  Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof.  Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6.

Audit.  The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants.  The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7.

Method of Making and Reporting Payments.  All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee.  Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee.  Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8.

Commercial Production

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 22, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after May 22, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9.

Additional Agreements of the Parties.

(1)

No Obligation.  In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2)

Hedging.  The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3)

Advance Royalty Payments.  Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty.  All Advance Royalty Payments shall cease upon commencement of commercial production.

10.

Arbitration.  Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof).  The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration.  Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them.  The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute.  The arbitrator(s) shall further determine the location of the arbitration proceedings.  If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia).  The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s).  The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

EXHIBIT 4.67

* The same Option Agreement form was used for all of the other directors of the Company, namely Michael J. Gray, J. Garfield MacVeigh, Douglas B. Forster and David R. Reid.  The terms of these option agreements are the same as the Stock Option Agreement below.

STOCK OPTION AGREEMENT

(Director)

This Agreement made as of the 8th day of August, 2002.

BETWEEN:

DAVID W. ADAMSON, of 15828 Prospect Crescent, White Rock, B.C., V4B 2C4

(the "Optionee")

AND:

RUBICON MINERALS CORPORATION, a body corporate having its registered office at 888-1100 Melville Street, Vancouver, B.C.  V6E 4A6

(the "Company")

WHEREAS the Optionee as a director of the Company.

AND WHEREAS the Company wishes to maintain the continued services of and to provide incentive to the Optionee and to this end is desirous of granting to the Optionee an option to purchase shares in the capital stock of the Company subject to the terms and conditions hereinafter contained.

NOW THEREFORE THIS AGREEMENT WITNESSES:

DEFINITION

1.

In this Agreement the term "share" or "shares" means, as the case may be, one or more Common shares without par value in the capital stock of the Company as constituted at the date of this Agreement.

GRANTING OF OPTION

2.

 The Company hereby irrevocably grants to the Optionee, being a director of the Company, a non-assignable, non-transferable option to purchase 175,000 shares in the capital stock of the Company (hereinafter called the "Option") at a price of Cdn.$0.83 per share (the "Option Price") on the terms and conditions hereinafter set forth.

EXERCISE OF OPTION

3.

The Option, or any part thereof, may be exercised by the Optionee at any time, and from time to time during the period August 8, 2002 until and including August 8, 2007 (the "Expiry Date") by notice in writing to the Company to that effect.  Any such notice given to the Company (an "Exercise Notice") shall specify the number of shares with respect to which the Option is being exercised and shall be accompanied by a cheque drawn on a Canadian chartered bank in favour of the Company in full payment of the Option Price for the number of shares then being purchased.

DELIVERY OF SHARE CERTIFICATE

4.

The Company shall, within three business days after receipt of the Exercise Notice deliver to the Optionee a share certificate representing the number of shares with respect to which the Option was exercised and issued as of the date of the Exercise Notice.

5.

An Exercise Notice shall be deemed to have been given, if delivered, on the date of delivery, or if mailed, on the date of mailing.  A mailed Exercise Notice shall be sent by prepaid registered mail addressed to the Company at its head office address.

SHAREHOLDER APPROVAL

6.

The Company and the Optionee acknowledge that:

(a)

the members of the Company must approve any stock option plan or stock option grants that, together with all of the Company's other previously established stock option plans or grants, could result at any time in the number of shares reserved for issuance under stock options exceeding 10% of the outstanding shares of the Company and the Company represents and warrants to the Optionee that the Company has not, as at the date hereof, established stock option plans or granted stock options for in the aggregate greater than 10% of the outstanding shares of the Company; and

(b)

disinterested approval by the members (being a majority of the votes cast by all members of the Company at a member's meeting, excluding votes attaching to shares beneficially owned by insiders to whom options may be issued under the stock option plan or stock option grants and associates of those persons), is required to be obtained for any reduction in the Option Price if the Optionee is an insider of the Company as defined in the British Columbia Securities Act at the time of the proposed amendment.

FILING WITH TSX VENTURE EXCHANGE

7.

This Agreement is required to be accepted for filing by the TSX Venture Exchange (the "Exchange") and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the Exchange.

FIRST TRADE:  EXCHANGE ISSUER

8.

The Optionee acknowledges that any shares issued to the Optionee as a result of the exercise of the Option (the "Option Shares") will be issued under an exemption from the registration and prospectus requirements of the British Columbia Securities Act and Rules thereto as amended (the "Act") and that the sale by the Optionee of the Option Shares is, except as otherwise provided in the Act, a distribution to the public unless:

(a)

the Optionee has filed all records required to be filed under sections 87 (insider reports) and 90 (personal information form) of the Act;

(b)

the Company has filed all records to be filed under Part 12 of the Act and the Rules thereto (Continuous Disclosure);

(c)

the trade is not a distribution from the holdings of a control person;

(d)

no unusual effort is made to prepare the market or create a demand for the Option Shares; and

(e)

no extraordinary commission or other consideration is paid in respect of the trade.

The Optionee also acknowledges that the Optionee has been independently advised as to restrictions with respect to trading in Option Shares imposed by the applicable securities legislation in the jurisdiction where the Optionee resides, confirms that no representation has been made respecting the applicable hold period for the shares in such jurisdiction, that the Optionee is aware of the characteristics of the Option Shares, the risks relating to and investment therein, and of the fact that the Optionee may not be able to resell the Option Shares except in accordance with limited exemptions under applicable securities legislation and regulatory policy.

9.

The Company hereby covenants with the Optionee that it will take all reasonable steps to remain not in default of any requirement of the Act during the term of Option.

ACKNOWLEDGEMENTS OF THE OPTIONEE

10.

The Optionee hereby acknowledges that the Option and the Option Shares are subject to a hold period under the policies of the Exchange for a period of four months from the date of this Agreement.  In that connection, certificates representing any Option Shares issued before the expiry of the four month hold period will bear the following legend:

"Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until December 8, 2002."

CAPITAL REORGANIZATION

11.

In the event the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of shares in respect of which the Option remains unexercised shall be decreased or increased proportionately as the case may be, and the then prevailing purchase price to be paid by the Optionee for each such share shall be correspondingly decreased or increased as applicable.  In the event the Company shall determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved) whether by way of statutory amalgamation, sale of its assets and undertaking, or otherwise howsoever, then and in each such event the number of shares in the corporation resulting from such amalgamation or merger in respect of which the Option remains unexercised shall be such number of shares in that corporation as would have been acquired by the Optionee pursuant to the amalgamation or merger had the Option been fully exercised immediately prior to the date of such amalgamation or merger and the then prevailing purchase price of the shares to be paid by the Optionee shall be correspondingly decreased or increased as applicable.

EFFECT OF A TAKE-OVER

12.

If a bona fide offer (the "Offer") for shares is made to the Optionee or to members generally or to a class of members which includes the Optionee, which Offer constitutes a take over bid within the meaning of section 92(1) of the Act, the Company shall, immediately upon receipt of notice by the offer, notify the Optionee of full particulars of the Offer, whereupon the Option held by the Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the shares received upon such exercise (the "Optioned Shares") to the Offer.  If:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Optioned Shares tendered by the Optionee pursuant to the offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it has not been exercised.  If any Optioned Shares are returned to the Company under this section, the Company shall refund the exercise price to the Optionee for such Optioned Shares.

ASSIGNMENT OF OPTION

13.

The Option is not assignable or transferable to any person except that the Option may be assigned to a personal corporation beneficially wholly owned by the Optionee with the prior written consent of the Company and the Exchange.

TERMINATION OF OPTION

14.

The Option shall terminate as follows:

(a)

on the Expiry Date;

(b)

if the Optionee ceases to hold at least one of the positions of director, senior officer or employee of the Company (except due to the death of the Optionee), the Option shall terminate on the earlier of the Expiry Date and 30 days from the date of cessation from the last of the three positions; or

(c)

in the event of the death of the optionee, the option shall terminate on the earlier of the Expiry Date and that date which is 12 months after the date of death of the Optionee during which period the personal representative of the Optionee shall have the right to exercise any unexercised portion of the Option.

AMENDMENT OF MATERIAL TERMS

15.

Any amendment to the Option, other than a reduction of the size of the Option, an increase in the Option Price or the cancellation of the Option, is subject to "disinterested shareholder approval" by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company and to acceptance for filing by the Exchange, if at the time of amendment, the Optionee is an insider of the Company.

TIME OF THE ESSENCE

16.

Time shall be of the essence of this Agreement.

SUCCESSORS

17.

This Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and permitted assigns of the Optionee and the successors of the Company.

IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.

SIGNED, SEALED AND DELIVERED BY DAVID W. ADAMSON in the presence of Name Address Occupation	"David W. Adamson" DAVID W. ADAMSON

THE CORPORATE SEAL of RUBICON MINERALS CORPORATION was hereunto affixed in the presence of Per: "Michael J. Gray" Authorized Signatory	C/S

EXHIBIT 4.68

STOCK OPTION AGREEMENT

(Employee)

This Agreement made as of the 8th day of August, 2002.

BETWEEN:

BILL CAVALLUZZO, of 22 Cliffside Drive, Toronto, Ontario, M1N 1L2

(the "Optionee")

AND:

RUBICON MINERALS CORPORATION, a body corporate having its registered office at 888-1100 Melville Street, Vancouver, B.C.  V6E 4A6

(the "Company")

WHEREAS the Optionee is employed by the Company to provide investor relations services as Vice President, Investor Relations.

AND WHEREAS the Company wishes to maintain the continued services of and to provide incentive to the Optionee and to this end is desirous of granting to the Optionee an option to purchase shares in the capital stock of the Company subject to the terms and conditions hereinafter contained.

NOW THEREFORE THIS AGREEMENT WITNESSES:

DEFINITION

1.

In this Agreement the term "share" or "shares" means, as the case may be, one or more Common shares without par value in the capital stock of the Company as constituted at the date of this Agreement.

REPRESENTATIONS AND WARRANTIES

2.                            The Company and the Optionee each represent and warrant to the other that:

        (a)           the Optionee is a bona fide employee of the Company and the Optionee has been employed by the Company as Vice President, Investor Relations; and

(b)

the Optionee is considered an employee under the Income Tax Act of Canada, for whom income tax, employment insurance and CPP deductions are made at source.

GRANTING OF OPTION

3.

 The Company hereby irrevocably grants to the Optionee, a non-assignable, non-transferable option to purchase 175,000 shares in the capital stock of the Company (hereinafter called the "Option") at a price of Cdn.$0.83 per share (the "Option Price") on the terms and conditions hereinafter set forth.

EXERCISE OF OPTION

4.                              The Option, or any part thereof, may be exercised by the Optionee at any time, and from time to time during the period August 8, 2002 until and including August 8, 2007 (the "Expiry Date") provided that the Option shall vest over a period of 12 months from the date of this Agreement.  During the 12 month vesting period, 25% of the Options shall be released and available for exercise at the beginning of each quarter commencing on the date of this Agreement, as follows:

(a)

25% on August 8, 2002;

(b)

25% on December 8, 2002;

(c)

25% on March 8, 2002; and

(d)

25% on June 8, 2002;

The Option may be exercised by notice in writing to the Company to that effect.  Any such notice given to the Company (an "Exercise Notice") shall specify the number of shares with respect to which the Option is being exercised and shall be accompanied by a cheque drawn on a Canadian chartered bank in favour of the Company in full payment of the Option Price for the number of shares then being purchased.

DELIVERY OF SHARE CERTIFICATE

5.

The Company shall, within three business days after receipt of the Exercise Notice deliver to the Optionee a share certificate representing the number of shares with respect to which the Option was exercised and issued as of the date of the Exercise Notice.

6.

An Exercise Notice shall be deemed to have been given, if delivered, on the date of delivery, or if mailed, on the date of mailing.  A mailed Exercise Notice shall be sent by prepaid registered mail addressed to the Company at its head office address.

SHAREHOLDER APPROVAL

7.

The Company and the Optionee acknowledge that:

(a)

the members of the Company must approve any stock option plan or stock option grants that, together with all of the Company's other previously established stock option plans or grants, could result at any time in the number of shares reserved for issuance under stock options exceeding 10% of the outstanding shares of the Company and the Company represents and warrants to the Optionee that the Company has not, as at the date hereof, established stock option plans or granted stock options for in the aggregate greater than 10% of the outstanding shares of the Company; and

(b)

disinterested approval by the members (being a majority of the votes cast by all members of the Company at a member's meeting, excluding votes attaching to shares beneficially owned by insiders to whom options may be issued under the stock option plan or stock option grants and associates of those persons), is required to be obtained for any reduction in the Option Price if the Optionee is an insider of the Company as defined in the British Columbia Securities Act at the time of the proposed amendment.

FILING WITH TSX VENTURE EXCHANGE

8.

This Agreement is required to be accepted for filing by the TSX Venture Exchange (the "Exchange") and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the Exchange.

FIRST TRADE:  EXCHANGE ISSUER

9.

The Optionee acknowledges that any shares issued to the Optionee as a result of the exercise of the Option (the "Option Shares") will be issued under an exemption from the registration and prospectus requirements of the British Columbia Securities Act and Rules thereto as amended (the "Act") and that the sale by the Optionee of the Option Shares is, except as otherwise provided in the Act, a distribution to the public unless:

(a)

if the Optionee is an insider of the Company at the time of sale, other than a director or senior officer of the Company, the Optionee has filed all records required to be filed under Sections 87 (insider reports) and 90 (personal information form) of the Act;

(b)

the trade is not a distribution from the holdings of a control person;

(c)

no unusual effort is made to prepare the market or create a demand for the Option Shares; and

                (d)

                        no extraordinary commission or other consideration is paid in respect of the trade.

The Optionee also acknowledges that the Optionee has been independently advised as to restrictions with respect to trading in Option Shares imposed by the applicable securities legislation in the jurisdiction where the Optionee resides, confirms that no representation has been made respecting the applicable hold period for the shares in such jurisdiction, that the Optionee is aware of the characteristics of the Option Shares, the risks relating to and investment therein, and of the fact that the Optionee may not be able to resell the Option Shares except in accordance with limited exemptions under applicable securities legislation and regulatory policy.  The Optionee is aware that the Company is not presently a reporting issuer in Ontario and that the Option Shares may be subject to an unlimited hold period in Ontario.

10.

The Company hereby covenants with the Optionee that it will take all reasonable steps to remain not in default of any requirement of the Act during the term of Option.

ACKNOWLEDGEMENTS OF THE OPTIONEE

11.

The Optionee hereby acknowledges that the Option and the Option Shares are subject to a hold period under the policies of the Exchange for a period of four months from the date of this Agreement.  In that connection, certificates representing any Option Shares issued before the expiry of the four month hold period will bear the following legend:

"Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until December 8, 2002."

CAPITAL REORGANIZATION

12.

In the event the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of shares in respect of which the Option remains unexercised shall be decreased or increased proportionately as the case may be, and the then prevailing purchase price to be paid by the Optionee for each such share shall be correspondingly decreased or increased as applicable.  In the event the Company shall determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved) whether by way of statutory amalgamation, sale of its assets and undertaking, or otherwise howsoever, then and in each such event the number of shares in the corporation resulting from such amalgamation or merger in respect of which the Option remains unexercised shall be such number of shares in that corporation as would have been acquired by the Optionee pursuant to the amalgamation or merger had the Option been fully exercised immediately prior to the date of such amalgamation or merger and the then prevailing purchase price of the shares to be paid by the Optionee shall be correspondingly decreased or increased as applicable.

EFFECT OF A TAKE-OVER

13.

If a bona fide offer (the "Offer") for shares is made to the Optionee or to members generally or to a class of members which includes the Optionee, which Offer constitutes a take over bid within the meaning of section 92(1) of the Act, the Company shall, immediately upon receipt of notice by the offer, notify the Optionee of full particulars of the Offer, whereupon the Option held by the Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the shares received upon such exercise (the "Optioned Shares") to the Offer.  If:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Optioned Shares tendered by the Optionee pursuant to the offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it has not been exercised.  If any Optioned Shares are returned to the Company under this section, the Company shall refund the exercise price to the Optionee for such Optioned Shares.

ASSIGNMENT OF OPTION

14.

The Option is not assignable or transferable to any person except that the Option may be assigned to a personal corporation beneficially wholly owned by the Optionee with the prior written consent of the Company and the Exchange.

TERMINATION OF OPTION

15.

The Option shall terminate as follows:

(a)

on the Expiry Date;

(b)

if the Optionee ceases to hold at least one of the positions of director, senior officer or employee of the Company (except due to the death of the Optionee), the Option shall terminate on the earlier of the Expiry Date and 30 days from the date of cessation from the last of the three positions; or

(c)

in the event of the death of the Optionee, the option shall terminate on the earlier of the Expiry Date and that date which is 12 months after the date of death of the Optionee during which period the personal representative of the Optionee shall have the right to exercise any unexercised portion of the Option.

 If, however, the cessation of employment is due to the death of the Optionee, then the Option will not terminate until the earlier of the Expiry Date and that date which is 12 months after the date of death of the Optionee during which period the personal representative of the Optionee shall have the right to exercise any unexercised part of the Option.

AMENDMENT OF MATERIAL TERMS

16.

Any amendment to the Option, other than a reduction of the size of the Option, an increase in the Option Price or the cancellation of the Option, is subject to "disinterested shareholder approval" by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company and to acceptance for filing by the Exchange, if at the time of amendment, the Optionee is an insider of the Company.

TIME OF THE ESSENCE

17.

Time shall be of the essence of this Agreement.

SUCCESSOR

18.

This Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and permitted assigns of the Optionee and the successors of the Company.

EXECUTION IN COUNTERPARTS

19.

This Agreement may be signed in as many counterparts as may be necessary each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one in the same instrument and not withstanding the date of execution shall be deemed to bear the date as at the 8h day of August, 2002.

IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.

SIGNED, SEALED AND DELIVERED BY BILL CAVALLUZZO in the presence of Name Address Occupation	"Bill Cavalluzzo" BILL CAVALLUZZO

THE CORPORATE SEAL of RUBICON MINERALS CORPORATION was hereunto affixed in the presence of Per: "David W. Adamson" Authorized Signatory	C/S

EXHIBIT 4.69

April 7, 2003

Mr. David W. Adamson

President & CEO

Rubicon Minerals Corporation

1100 Melville Street

Suite 888

Vancouver, B.C., V6E 4A6

Re: Financial and Advisory Services Agreement ("Agreement")

David,

Pursuant to clause 6 in our May 29, 2002 Agreement, Rubicon Minerals Corporation ("Rubicon" or the "Company") and Roman Friedrich & Company LTD. ("RFC") agree to extend the Term of the Agreement until March 30, 2004 under which RFC will provide financial and advisory services ("Services") to Rubicon.

This letter confirms our mutual agreement in accordance with the terms and conditions set forth below.

1)

RFC shall act as financial advisor to Rubicon and shall perform such Services as are required by Rubicon, including the following:

a)

RFC shall review information related to the business, operations and financial performance of Rubicon, which it considers to be relevant, including asset valuations, exploration and property reports, historical and management prepared projected exploration, development and operating statements and capital expenditure requirements.

b)

RFC shall review such financial, market and industry information and conduct such other analyses, as it considers relevant and appropriate in the circumstances.

c)

RFC shall assist Rubicon in assessing various options with regard to the corporate structure of its Newfoundland assets.

d)

If requested, RFC shall assist the Company in reviewing strategic options for other projects in the company.

e)

RFC shall provide advice to the Company regarding structure, marketing, and pricing strategies associated with any equity financing.

f)

RFC shall assist Rubicon in the structuring, pricing and negotiation with respect of any acquisitions it may be interested in making.

g)

RFC shall assist Rubicon in regard to the Company's plans to develop a marketing strategy in the US.

2)

The compensation payable to RFC by Rubicon during the term of this Agreement shall be as follows:

a)

RFC shall receive a monthly retainer of $7,500 per month payable upon signing of this Agreement and thereafter on the monthly anniversary date of this Agreement.

b)

Upon signing this Agreement, Rubicon agrees that, in the event that the share price of Rubicon common shares on May 29, 2004 is not higher than $1.34 calculated at the last 20 day average closing price or any of the options issued to RFC on May 29, 2002 have not been exercised, Rubicon will issue 250,000 new options to RFC or a lesser amount to the extent options have been partially exercised, at market price or maximum allowable discount to market price at the election of RFC. The total of new options and previously exercised options will not exceed 250,000. The expiry date of the newly issued options will be two years following their issue date.

c)

Rubicon shall reimburse RFC for all reasonable, documented out of pocket expenses incurred by RFC in performing the services hereunder including GST, PST, travel, printing, courier, facsimile, research, telephone and reasonable costs of counsel to RFC. RFC shall engage counsel only with the prior consent of Rubicon.

3)

Rubicon will provide RFC, on a timely basis, with all documentation and other data that RFC may reasonably request in the performance of its services, including reasonable access to the officers, independent auditors, and other advisors and consultants of Rubicon.

4)

RFC shall be entitled to rely upon and shall be under no obligation to verify independently the accuracy of the data and information furnished to it pursuant to the preceding paragraph.  RFC shall be under no obligation to investigate whether any changes have occurred in the facts set out or referred to in any such data or information subsequent to the date thereof.

5)

All applicable taxes will be invoiced in addition to the fees and expenses described above and shall be paid by Rubicon.

6)

The term of this Agreement shall be for a period beginning on the date hereof and ending April 6th, 2004 unless extended by mutual agreement (the "Term").

The Agreement shall terminate on the earliest of:

a)

The end of the Term;

b)

Termination on 30 day notice; or

c)

The death of the key member of RFC

The provisions of paragraphs 7,8 shall also survive any expiration or termination of this Agreement.

7)

RFC undertakes to keep confidential information received from Rubicon and will not disclose such information without prior written approval of Rubicon except as may be required by law or in connection with legal or regulatory proceedings. RFC undertakes not to use any information received from Rubicon for any other purpose except as contemplated in this Agreement. This obligation will terminate one year from termination of this Agreement. Upon the Company's request, RFC shall return all confidential information to the Company. Rubicon will keep confidential all advice and opinions provided by RFC, except as provided herein or as required to be disclosed by applicable law or policies of securities regulatory authorities.

8)

Rubicon agrees to indemnify RFC for all liabilities, losses and expenses which RFC may suffer to the extent that such liabilities, losses and expenses arise out of or are based on the performance of professional services rendered to Rubicon by RFC in connection with any of the matters referred to in this Agreement. Indemnification will not be required in the event RFC has engaged in conduct, which was grossly negligent, dishonest or fraudulent.

9)

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be sufficiently given if it is:

•

in the case of Rubicon, delivered to Rubicon Minerals Corporation, 1100 Melville Street, Suite 888, Vancouver, BC, V6E 4A6, to the attention of Mr. David W. Adamson and in the case of RFC, delivered to  Roman Friedrich & Company, Ltd., 920-800 West Pender Street, Vancouver, BC, V6C 2V6, to the attention of Mr. Roman Friedrich III; or

•

sent by facsimile to Rubicon at 604-623-3355 and to RFC at 604-633-9296 to the addressees aforesaid.

All notices so given shall be deemed conclusively to have been given and received where so personally delivered or sent by facsimile transmission.

10)

This Agreement is made pursuant to and shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Thank you for providing Roman Friedrich & Company with this opportunity to be of service to Rubicon Minerals Corporation.  We look forward to working with you.

Very truly yours,

Roman Friedrich III

Would you kindly indicate your acknowledgement of this agreement and your approval of the above terms and conditions by signing and returning the enclosed duplicate of this letter.

The appointment of Roman Friedrich & Company on the terms and conditions set out in this letter is confirmed and agreed to as of ___________________, 2003.

Rubicon Minerals Corporation

By: _________________________

EXHIBIT 4.70

SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF

FEBRUARY 11, 2002

BETWEEN

RUBICON MINERALS CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

1.1

 Certain Definitions

1.2

 Currency

1.3

 Headings

1.4

 References to Agreement

1.5

 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

1.6

 Acting Jointly or in Concert

1.7

 Generally Accepted Accounting Principles

ARTICLE 2

THE RIGHTS

2.1

 Issuance and Evidence of Rights; Legend on Common Share Certificates

2.2

 Initial Exercise Price; Exercise of Rights; Detachment of Rights

2.3

 Adjustment to Exercise Price; Number of Rights

2.4

 Date on Which Exercise is Effective

2.5

 Execution, Authentication, Delivery and Dating of Rights Certificates

2.6

 Registration, Registration of Transfer and Exchange

2.7

 Mutilated, Destroyed, Lost and Stolen Rights Certificates

2.8

 Persons Deemed Owners

2.9

 Delivery and Cancellation of Certificates

2.10

 Agreement of Rights Holders

2.11

 Rights Certificate Holder not Deemed a Shareholder

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1

 Flip-in Event

3.2

 Exchange Option

3.3

 Fiduciary Duties of the Board of Directors

ARTICLE 4

THE RIGHTS AGENT

4.1

 General

4.2

 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

4.3

 Duties of Rights Agent

4.4

 Change of Rights Agent

ARTICLE 5

MISCELLANEOUS

5.1

 Redemption and Waiver

5.2

 Expiration

5.3

 Issuance of New Rights Certificates

5.4

 Supplements and Amendments

5.5

 Fractional Rights and Fractional Shares

5.6

 Rights of Action

5.7

 Regulatory Approvals

5.8

 Unlawful Distributions

5.9

 Notices

5.10

 Costs of Enforcement

5.11

 Successors

5.12

 Benefits of this Agreement

5.13

 Governing Law

5.14

 Severability

5.15

 Effective Date

5.16

 Reconfirmation

5.17

 Determinations and Actions by the Board of Directors

5.18

 Time of the Essence

5.19

 Execution in Counterparts

5.20

 Language

EXHIBIT A Forms of Rights Certificate, Assignment and Election to Exercise

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of February 11, 2002.

BETWEEN:

RUBICON MINERALS CORPORATION, a company incorporated under the Company Act (British Columbia) (hereinafter referred to as the "Company")

OF THE FIRST PART

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "Rights Agent")

OF THE SECOND PART

WHEREAS the Board of Directors of the Company has determined that it is in the best interests of the Company and all of its shareholders to adopt a shareholder rights plan;

AND WHEREAS in order to implement the adoption of a shareholder rights plan the Board of Directors has:

(a)

authorized the issuance and distribution, effective as of the Record Time, of one Right in respect of each Common Share outstanding at the Record Time; and

(b)

authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities or other assets of the Company pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the preamble hereto forming an integral part hereof, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Certain Definitions

In this Agreement

(a)

"Acquiring Person" means, subject to Section 1.5, any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i)

the Company or any Subsidiary of the Company;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:  (A) Voting Share Reductions; (B) Permitted Bid Acquisitions; (C) Exempt Acquisitions; (D) Convertible Security Acquisitions; or (E) Pro Rata Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions and, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person's Beneficial Ownership of Voting Shares by more than 1% of the number of such Voting Shares outstanding as at the time of acquisition (other than pursuant to one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

(iii)

for the period of ten days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on paragraph 1.1(d)(v) solely because such Person makes or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities; or

(v)

any employee or executive or director stock ownership or other employee or executive or director benefit plan, or trust for the benefit of employees of the Company or any Subsidiary of the Company or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan or trust;

(b)

"Affiliate", when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that person, whether directly or indirectly, and whether through securities ownership, a trust, a contract or otherwise;

(c)

"Associate", when used to indicate a relationship with a specified Person, means:

(i)

any body corporate, partnership or other organization of which such specified Person is an officer or partner;

(ii)

any trust or other estate in which such specified Person has a substantial beneficial interest or as to which such specified Person serves as trustee or in a similar fiduciary capacity;

(iii)

any relative of such specified Person if that relative has the same residence as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other person if that relative has the same residence as such specified Person;

(iv)

any Person who is a director of, officer of, partner in or trustee of such specified Person or of any body corporate, partnership or other organization which is an Affiliate or Associate of such specified Person; and

(v)

any body corporate of which such specified Person beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attaching to all voting securities of the body corporate for the time being outstanding;

(d)

A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)

any securities as to which such Person, or any of such Person's Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii)

any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or equity (within 60 days of the date of determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency) pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing) (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pledges of securities in the ordinary course of business)); and

(iii)

any securities which are Beneficially Owned within the meaning of paragraphs (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(iv)

where such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in paragraph (iii) of this definition, until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v)

because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition holds such security provided that:

(A)

the ordinary business of such person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such security is held in the ordinary course of such business in the performance of the duties of the Investment Manager for the account of any other Person (the "Client");

(B)

such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)

such Person is a Crown agent or agency (in this definition, the "Crown Agency");

(D)

the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(E)

the Person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

but only if the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(vi)

because such Person:

(A)

is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

(B)

has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C)

is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)

because such Person:

(A)

is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B)

has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C)

is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)

because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary;

(e)

"Board of Directors" means the board of directors of the Company or any duly constituted and empowered committee thereof;

(f)

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(g)

"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(h)

"close of business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Vancouver office of the principal transfer agent for the Common Shares (or, after the Separation Time, the Vancouver office of the Rights Agent) is closed to the public;

(i)

"Common Shares" means the common shares without par value in the capital of the Company and any other shares in the capital of the Company into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that "common shares", when used with reference to any Person other than the Company, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person;

(j)

"Company Act" means the Company Act (British Columbia), as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(k)

"Competing Permitted Bid" means a Take-over Bid that:

(i)

is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii)

satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause 1.1(jj)(ii)(A)(I) of the definition of Permitted Bid; and

(iii)

contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of (A) the date on which Voting Shares may be taken up under the Permitted Bid that preceded the Competing Permitted Bid (determined at the date of making the Take-over Bid and assuming no amendment or variation to the terms and satisfaction of all conditions to the completion of the Permitted Bid) and (B) 35 days following the date of the Take-over Bid constituting the Competing Permitted Bid;

(l)

"controlled":  a corporation is "controlled" by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation,

and "control", "controls" and "controlling" shall be interpreted accordingly;

(m)

"Convertible Securities" means at any time:

(i)

any right (contractual or otherwise and regardless of whether such right constitutes a security) to acquire Common Shares from the Company; and

(ii)

any securities issued by the Company from time to time (other than the Rights) carrying any exercise, conversion or exchange right;

which is then exercisable or exercisable within a period of 60 days from that time, pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares (in each case, whether such right is then exercisable or exercisable within a period of 60 days from that time and whether or not on condition or the happening of any contingency), including at the relevant time of determination, any outstanding options for the purchase of Common Shares issuable under any existing stock option plans of the Company, which options are exercisable at the time of determination or within 60 days of such time;

(n)

"Convertible Security Acquisition" means the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(o)

"Co-Rights Agent" has the meaning ascribed thereto in subsection 4.1(a);

(p)

"Disqualification Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the Securities Act (British Columbia), Section 176 of the Securities Act (Alberta), section 101 of the Securities Act (Ontario) (each of the foregoing provisions as modified by Canadian Securities Administrators National Instrument 62-103 ("NI 62-103")) or Sections 13(d) or 14 under the 1934 Exchange Act) that any Person has made or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(q)

"Dividend Reinvestment Acquisition" means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(r)

"Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of shares of any class of the Company;

(ii)

proceeds of redemption of shares of the Company;

(iii)

interest paid on evidences of indebtedness of the Company; or

(iv)

optional cash payments;

be applied to the purchase from the Company of Common Shares;

(s)

"Election to Exercise" has the meaning ascribed thereto in subsection 2.2(d);

(t)

"Exempt Acquisition" means a share acquisition:

(i)

in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsection 5.1(d), 5.1(e) or 5.1(f);

(ii)

which was made on or prior to the Record Time;

(iii)

which was made pursuant to a Dividend Reinvestment Plan;

(iv)

pursuant to the receipt or exercise of rights issued by the Company to all the holders of the Common Shares to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Company and not from any other Person;

(v)

pursuant to a distribution by the Company of Common Shares or Convertible Securities made pursuant to a prospectus; or

(vi)

pursuant to a distribution by the Company of Common Shares or Convertible Securities by way of a private placement by the Company or upon the exercise by an individual employee of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company, where

(A)

all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals; and

(B)

such Person does not become the Beneficial Owner of more than 25% of the Common Shares of the Company outstanding immediately prior to the distribution, and in making this determination the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution;

(u)

"Exercise Price" means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise price shall be equal to thirty ($30) dollars;

(v)

"Expansion Factor" has the meaning ascribed thereto in subsection 2.3(a);

(w)

"Expiration Time" means the earlier of:

(i)

the Termination Time; or

(ii)

the close of the annual general meeting of the shareholders of the Company held in 2006 (the "2006 AGM"), or if this Agreement is reconfirmed pursuant to Section 5.16, the close of the annual general meeting of the shareholders of the Company held in 2011;

(x)

"Flip-in Event" means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y)

"holder" has the meaning ascribed thereto in Section 2.8;

(z)

"Independent Shareholders" means holders of Voting Shares other than;

(i)

any Acquiring Person;

(ii)

any Offeror;

(iii)

any Associate or Affiliate of any Acquiring Person or Offeror;

(iv)

any Person acting jointly or in concert with any Acquiring Person or any Offeror; and

(v)

any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company or any Subsidiary of the Company but excluding in any event a plan or trust in respect of which the employee directs the manner in which the Voting Shares are to be voted and directs whether the Voting Shares be tendered to a Take-over Bid;

(aa)

"Lock-up Agreement" means an agreement (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Company) on the date on which the Lock-up Bid (as defined below) is publicly announced) between the Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), where the agreement:

(i)

provides that any agreement to deposit or tender voting Shares to, or to not withdraw Voting Shares from, the Lock-up Bid is terminable at the option of the holder if:

(A)

another Take-over Bid is made for Voting Shares prior to Voting Shares being taken up and paid for under the Lock-up Bid at a price or value for each Voting Share that is at least 5% higher than the price or value contained in or proposed to be contained in the Lock-up Bid, or

(B)

another Take-over Bid is made prior to Voting Shares being taken up and paid for under the Lock-up Bid for a number of Voting Shares at least 5% greater than the number of Voting Shares that the Offeror offered to purchase under the Lock-up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-up Bid; and

(ii)

does not provide for any "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price or value payable to the Locked-up Person in the event that the Lock-up Bid is not successfully concluded;

(bb)

"Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share of any securities on any date shall be:

(i)

the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading; or

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal national United States securities exchange or quotation system on which such securities are listed or admitted to trading; or

(iii)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on any such date, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized Canadian investment dealer or investment banker with respect to the fair value per share of such securities.  The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his, her or its securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation;

(cc)

"1933 Securities Act" means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(dd)

"1934 Exchange Act" means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ee)

"Nominee" has the meaning ascribed thereto in subsection 2.2(c);

(ff)

"Offer to Acquire" shall include:

(i)

an offer to purchase, or a solicitation of an offer to sell, Voting Shares or Convertible Securities, and

(ii)

an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg)

"Offeror" means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire made by an Investment Manager, Trust Company, Crown Agency, Statutory Body, Administrator or Plan referred to clause 1.1(d)(v) of the definition of Beneficial Owner pursuant to a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in clause 1.1(d)(v)) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(hh)

"Offeror's Securities" means the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

(ii)

"ordinary course dividends" means cash dividends paid in any fiscal year of the Company to the extent that such cash dividends, in the aggregate, do not exceed the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii)

300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years; and

(iii)

100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(jj)

"Permitted Bid" means a Take-over Bid made by an Offeror by way of a Take-over bid circular and made in compliance with, and not on a basis which is exempt from or otherwise not subject to, sections 105 to 110 of the Securities Act (British Columbia) which also complies with the following additional provisions:

(i)

the Take-over Bid is made for any and all Voting Shares to all holders of record of Voting Shares wherever resident as registered on the books of the Company, other than the Offeror;

(ii)

the Take-over Bid contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified provision that:

(A)

no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

                                      (I)

                                            prior to the close of business on the sixtieth (60th) day following the date of the Take-over Bid; and

(II)

unless at such date more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the Take-over Bid and not withdrawn;

(B)

unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the close of business on the date of first take-up or payment described in subparagraph (ii)(A)(I) of this definition and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date; and

(C)

if the condition set forth in subparagraph (ii)(A)(II) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid;

(kk)

"Permitted Bid Acquisition" means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll)

"Person" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization or association, syndicate, government and its agencies or other entity or group, whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(mm)

"Pro Rata Acquisition" means an acquisition by a person of Beneficial Ownership of Voting Shares as a result of:  a Dividend Reinvestment Acquisition; a stock dividend, a stock split or other event pursuant to which a Person becomes Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise by such Person of rights to purchase Voting Shares distributed to such Person in the course of a distribution to all holders of Voting Shares pursuant to a rights offering or pursuant to a prospectus; or a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or a distribution by way of a private placement; provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(nn)

"Record Time" means 5:00 p.m. (Vancouver time) on February 11, 2002;

(oo)

"Redemption Price" has the meaning ascribed thereto in subsection 5.1(a);

(pp)

"Right" means a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

(qq)

"Rights Agent" means Computershare Trust Company of Canada, the rights agent appointed by the Company to act as agent for the Company in accordance with the terms and conditions of this Agreement;

(rr)

"Rights Certificate" has the meaning ascribed thereto in subsection 2.2(c) and shall be in substantially the form set out in Exhibit A to this Agreement;

(ss)

"Rights Registrar" means Computershare Trust Company of Canada, the registrar for the Rights appointed pursuant to subsection 2.6(a) of this Agreement;

(tt)

"Rights Register" has the meaning ascribed thereto in subsection 2.6(a);

(uu)

"Securities Act (Alberta)" shall mean the Securities Act, R.S.A. 2000, c. S-4, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(vv)

"Securities Act (British Columbia)" shall mean the Securities Act, R.S.B.C 1996, c. 418, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ww)

"Securities Act (Ontario)" shall mean the Securities Act, R.S.O. 1990, c. S.5, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(xx)

 "Separation Time" means the close of business on the tenth Trading Day after the earlier of:

(i)

the Stock Acquisition Date;

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid); and

(iii)

the date upon which a Permitted Bid ceases to be a Permitted Bid;

or such later time as may be determined by the Board of Directors (or any committee of the Board of Directors so designated by the Board of Directors) acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and further provided that:

(A)

if any Take-over Bid referred to in paragraph (ii) of this definition expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

(B)

if the Board of Directors determines pursuant to subsection 5.1(d), (e) or (f) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(yy)

"Special Meeting" means a special meeting of the holders of Voting Shares called by the Board of Directors for the purpose of:

(i)

ratifying the distribution and continued existence of the Rights in accordance with Section 5.15; or

(ii)

approving an amendment, variation or rescission of any of the provisions of this Agreement pursuant to subsections 5.4(b), 5.4(c) or 5.4(e);

(zz)

"Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the Securities Act (British Columbia), Section 176 of the Securities Act (Alberta), Section 101 of the Securities Act (Ontario) (each of the foregoing provisions as modified by NI 62-103) or Sections 13(d) or 14 of the 1934 Exchange Act) by the Company or an Acquiring Person indicating that a Person has become an Acquiring Person;

(aaa)

"Subsidiary":  a corporation shall be deemed to be a Subsidiary of another corporation if:

                               (i)           it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations each of which is controlled by that other; or

(C)

two or more corporations each of which is controlled by that other; or

(ii)

it is a Subsidiary of a corporation that is that other's Subsidiary;

(bbb)

"Take-over Bid" means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(ccc)

"Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Sections 3.2, 5.1 or 5.15;

(ddd)

"Trading Day", when used with respect to any securities, means a day on which the principal Canadian stock exchange or United States securities exchange or quotation system on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or United States securities exchange or quotation system, a Business Day;

(eee)

"U.S. - Canadian Exchange Rate" means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate, and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith, and

"Canadian - U.S. Exchange Rate" means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into Unites States dollars, such rate, and

(ii)

in any other case, the rate for such date for the conversion of one Canadian dollar into Unites States dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

(fff)

"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(ggg) b

"Voting Shares" means the Common Shares and any other shares of capital stock or voting interests of the Company entitled to vote generally in the election of all directors; and

(hhh)

"Voting Share Reduction" means an acquisition or redemption by the Company or a Subsidiary of the Company of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

1.2

Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4

References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section, subsection, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto.  Unless the context otherwise requires, references in this Agreement to an Article, Section, subsection, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, Section, subsection, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement.

1.5

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of outstanding Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

100 x

A

B

where:

A =

the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B =

the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

For the purpose of the foregoing formula, where any person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6

Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person for the purpose of acquiring or offering to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.7

Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2

THE RIGHTS

2.1

Issuance and Evidence of Rights; Legend on Common Share Certificates

(a)

The Company shall issue one Right in respect of each Common Share outstanding at the Record Time and one Right in respect of each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time in accordance with the terms hereof.  Notwithstanding the foregoing, the Company may, after the Separation Time but prior to the Expiration Time, issue one Right in respect of each Common Share which is issued after the Record Time pursuant to the exercise of Convertible Securities which are outstanding at the Stock Acquisition Date.

(b)

Certificates representing Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

"Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement made as of February 11, 2002 (the "Rights Agreement"), between Rubicon Minerals Corporation (the "Company") and Computershare Trust Company of Canada, as rights agent, as amended from time to time, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal office of the Company.  Under certain circumstances, as set out in the Rights Agreement, the Rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.  The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

and may also have impressed on, printed on, written on or otherwise affixed to them, where and when required, a French language version of the above legend.  Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share.  Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)

Until the Separation Time:

(i)

the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)

From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights shall be exercisable; and

(ii)

the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Common Shares as of the Separation Time or who subsequently becomes a holder of record of Common Shares upon the exercise of rights attaching to Convertible Securities outstanding at the Stock Acquisition Date (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(A)

a rights certificate ("Rights Certificate") representing the number of Rights held by such holder at the Separation Time and having such markers of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in paragraphs (A) and (B) above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first mentioned Person to furnish such information and documents as the Company deems necessary.

(d)

Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the city of Vancouver the Rights Certificate evidencing such Rights together with:

(i)

an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii)

payment in cash or by certified cheque, banker's draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery or Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Company if the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

after receipt of such certificate, deliver the Common Shares referred to in subclause 2.2 (e)(i) to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii)

when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv)

when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate; and

(v)

tender to the Company all payments received on exercise of the Rights.

(f)

If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)

The Company covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Company Act, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Ontario) the 1933 Securities Act, the 1934 Exchange Act and any other applicable laws in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of Rights;

(iii)

use reasonable efforts to cause all securities issued upon exercise of Rights to be listed on the stock exchanges and/or quotation systems on which the Common Shares were listed and traded immediately prior to the Stock Acquisition Date;

(iv)

cause to be reserved and kept available out of its authorized and unissued classes of securities, the number of securities that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)

(v)

pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised.

2.3

Adjustment to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

If the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)

declare or pay a dividend on its Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend;

(ii)

subdivide or change the outstanding Common Shares into a greater number of Common shares;

(iii)

combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares;

except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date such that:

(A)

if the Exercise Price and number of Rights outstanding are to be adjusted,

(I)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(II)

each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it; and

(B)

if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.

If after the Record Time and prior to the Expiration Time the Company shall issue any securities other than Common Shares in a transaction of a type described in paragraphs 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(b)

If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be adjusted to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

If such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued (or are issued but not exercised), the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Company and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Company; provided, however, that, in the case of any Dividend Reinvestment Plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)         If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation in which the Company is the continuing corporation) of evidences of indebtedness, cash (other than an ordinary course dividend or a dividend referred to in paragraph 2.3(a)(i)), assets or rights or warrants (excluding those referred to in subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)           Each adjustment made pursuant to this Section 2.3 shall be made as of

(i)

the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection (a) above; and

(ii)

the record date for the applicable distribution, in the case of an adjustment made pursuant to subsection (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

(e)           Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a share.  Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the earlier of (i) three years from the date of the transaction which mandates such adjustment and (ii) the Termination Date.  Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Company shall:

(i)

promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)

promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(f)   If the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in paragraph (a)(i) or (a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections (a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections (a), (b) and (c) above, but subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with section 5.4, such adjustments, rather than the adjustments contemplated by subsections (a), (b) and (c) above, shall be made.  The Company and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(g)  Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right, all subject to further adjustment as provided herein.

(h)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(j)

Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that the Board of Directors shall in good faith determine to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issuance wholly or in part for cash of any Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares shall not be taxable to such shareholders.

(k)

The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or Section 5.4, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(l)

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to, any adjustment required pursuant to Section 3.1.

(m)

If the Company shall at any time after the Record Time and prior to the earlier of the Separation Time and the Expiration Time issue any Common Shares otherwise than in a transaction referred to in subsection 2.3(a) each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

2.4

Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with subsection 2.2(d) hereof (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such Common Shares or other securities, property or assets on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Company by any two of its Chairman of the Board, President or Secretary.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c).  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)

Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Registration of Transfer and Exchange

(a)

After the Separation Time, the Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsections 2.6(d) and 3.1(b), the Company will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)

If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)

evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Company.

2.8

Persons Deemed Owners

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9

Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10

Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)

to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c)

that after the Separation Time, the Rights Certificate will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)

that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share Certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)

that such holder of Rights has waived his, her or its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f)

that, subject to the provisions of Section 5.4 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)

that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Board of Directors nor the Rights Agent shall have any liability to any holder of a Right or any other Person as result of the inability of the Company, the Board of Directors or the Rights Agent to perform any of their obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1

Flip-in Event

(a)

Subject to subsections 3.1(b), 5.1(d), 5.1(e) and 5.1(f), if prior to the Expiration Time a Flip-in Event occurs, the Company shall take such action as shall be necessary to ensure and provide, within ten Business Days of such occurrence or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation of each of the provinces and territories of Canada and the states of the United States so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Company, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.3 has occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

(ii)

a transferee of Rights, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding paragraph 3.1(b)(i);

shall become null and void without any further action, and any holder of such Rights (including any transferee of, or other successor to, such Rights whether directly or indirectly) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any right whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.  The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either paragraph 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain substantially the following legend:

"The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person acting jointly or in concert with any of them.  This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

and may also contain, where and when required, a French language version of such legend; provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in either paragraph 3.1(b)(i) or (ii).

(d)

From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provision of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Company Act, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Ontario) the 1933 Securities Act, the 1934 Exchange Act and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e)

If, upon the occurrence of a Flip-In Event, the aggregate number of Common Shares issuable upon the exercise of all Rights then outstanding would exceed the aggregate number of Common Shares that the Company is then authorized to issue pursuant to its constating documents, the number of Common Shares acquirable pursuant to each Right shall, notwithstanding subsection 3.1(a), be reduced pro rata to the extent necessary such that the aggregate number of Common Shares issuable upon the exercise of all outstanding Rights does not then exceed the aggregate number of Common Shares that the Company is then authorized to issue pursuant to its constating documents, provided that any such pro rata reduction will not affect the Exercise Price or any other term of this Agreement relating to the Rights.

3.2

Exchange Option

(a)

The Board of Directors may, at its option, at any time after a Flip-in Event has occurred, authorize the Company to issue or deliver in respect of each Right which is not void pursuant to subsection 3. l(b), either

(i)

in return for the Exercise Price and the Right, debt or equity securities or other assets (or a combination thereof) having a value equal to twice the Exercise Price;  or

(ii)

in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or other assets (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attaching to the Rights;  or where in either case the value of such debt or equity securities or other assets (or a combination thereof) and, in the case of paragraph (ii), the value of the Right shall be determined by a nationally recognized investment banking firm selected by the Board of Directors.  To the extent that the Board of Directors determines in good faith that some action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period of up to 90 days following the date of the occurrence of the relevant Flip-in Event in order to decide the appropriate form of distribution to be made and to determine the value thereof. In the event of any such suspension, the Company shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b)

If the Board of Directors authorizes the exchange of debt or equity securities or other assets (or a combination thereof) for Rights pursuant to subsection 3.2(a), without any further action or notice, the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such debt or equity securities or other assets (of a combination thereof) in accordance with the exchange formula authorized by the Board of Directors. Within 10 Business Days after the Board of Directors has authorized the exchange of such debt or equity securities or other assets (or a combination thereof) for Rights pursuant to subsection 3.2(a), the Company shall give notice of such exchange to the holders of such Rights by mailing such notice to all such holders at their last addresses as they appear upon the Rights Register maintained by the Rights Agent. Each such notice of exchange will state the method by which the exchange of such debt or equity securities or other assets (or a combination thereof) for Rights will be effected.

(c)

Any issue of treasury securities of the Company (other than Common Shares or debt securities not convertible into equity securities) pursuant to this Section 3.2 shall require the prior written consent of The Canadian Venture Exchange.

3.3

Fiduciary Duties of the Board of Directors

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties.  Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Company with respect to any Take-over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4

THE RIGHTS AGENT

4.1

General

(a)

The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable.  In the event that the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and the Co-Rights Agents shall be as the Company may determine.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, the reasonable expenses and counsel fees and other disbursements incurred by the Rights Agent in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of any expert retained by the Rights Agent.  The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, costs, claims, actions, damages or expenses, incurred without negligence, bad faith or willful default on the part of the Rights Agent, for anything done or suffered or omitted to be done by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation of the Rights Agent.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be done by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares, or any Rights Certificate or certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be the genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent.

4.2

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4.  In case at the time each successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

the Rights Agent may consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted to be done by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Company (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b)

whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a Person believed by the Rights Agent to be Chairman of the Board, President or Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)

the Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct;

(d)

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)

the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or be responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)

the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)

the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be Chairman of the Board, President or Secretary of the Company, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such individual;

(h)

subject to compliance with applicable laws, the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9.  The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for that purpose.  Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and give notice thereof to the holders of the Rights in accordance with Section 5.9.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

5.1

Redemption and Waiver

(a)

The Board of Directors acting in good faith may, with the prior consent of holders of Voting Shares or the holders of Rights given in accordance with subsection 5.1(j) or (k), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)

If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with subsection 5.1(j) or (k), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(c)

Within ten days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, or, if subsection 5.1(a) is applicable within ten days after the holders of Voting Shares or the holders of Rights having approved a redemption of Rights in accordance with subsection 5.1(j) or (k), as the case may be, the Company shall give notice of redemption to the holders of the Rights in accordance with Section 5.9.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Common Shares prior to the Separation Time.  If the Redemption Price payable to any holder of Rights includes a fraction of a cent, such Redemption Price shall be rounded up to the nearest cent.

(d)

The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, determine to waive the application of Section 3.1 to such particular Flip-in Event, provided that such Flip-in Event would occur by way of a Takeover Bid made by means of a takeover bid circular delivered to all holders of Voting Shares; further provided that if the Board of Directors waives the application of Section 3.1 to a such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Takeover Bid made by means of a takeover bid circular to all holders of Voting Shares which is made prior to the expiry of any Takeover Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(d).

(e)

The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares given in accordance with subsection 5.1(j), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular delivered to all holders of Voting Shares and otherwise than in the circumstances set forth in subsection 5.1(f), to waive the application of Section 3.1 to such Flip-in Event.  In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(f)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this subsection 5.1(f) must be on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(g)

If a Person makes a Permitted Bid or a Competing Permitted Bid pursuant to which more than 50 per cent of the then outstanding Voting Shares (other than those Voting Shares Beneficially Owned by the Persons making the Permitted Bid or the Competing Permitted Bid, at the date of the Permitted Bid or the Competing Permitted Bid) are taken up and paid for by such Person, then the Board of Directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the expiry date of the Permitted Bid or Competing Permitted Bid, as the case may be.

(h)

Where a Take-over bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(i)

Upon the Rights being redeemed pursuant to subsection 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(j)

If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(e) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares.  Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Company's Articles.

(k)

If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights.  Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders.  For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's Articles and the Company Act with respect to meetings of shareholders of the Company.

(l)

The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2

Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsections 4.1(a) and (b).

5.3

Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments

(a)

Without the approval of any holders of Voting Shares or Rights, the Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder.  The Company may, prior to the date of the shareholders' meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

(b)

Subject to subsection 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at the Special Meeting.

(c)

The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time on or after the Separation Time amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's Articles and the Company Act with respect to meetings of shareholders of the Company.

(e)

Any amendments made by the Company to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

                 (i)

                if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b) confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Shares

(a)

The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

(b)

The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  Fractions of Common Shares may, at the election of the Company, be evidenced by scrip certificates or in lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6

Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any person subject to, this Agreement.

5.7

Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including but not limited to the approval of The Canadian Venture Exchange.  Notwithstanding any provision of this Agreement, any amendment to this Agreement will be subject to the prior written consent of The Canadian Venture Exchange.

5.8

Unlawful Distributions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and the Company, as the Company may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto.  In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which jurisdiction such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.  Notwithstanding the foregoing, to the extent that the issuance or delivery of the Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any such jurisdiction in which such issue or delivery would be so unlawful, such Rights or securities shall be issued and delivered to such Persons to the extent the same may be so issued and delivered in reliance upon applicable exemptions from registration requirements in such jurisdictions.

5.9

Notices

Any notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Rubicon Minerals Corporation

888 - 1100 Melville Street

Vancouver, British Columbia

V6E 4A6

Attention:  Secretary

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered.

Any notice or demand authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Computershare Trust Company of Canada

4th Floor, 510 Burrard Street

Vancouver, British Columbia

V6C 3B9

Attention:  Manager of Stock and Bond Transfer Department

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered.

Any notice or demand authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed to be sufficiently given by advertisement of such notice in daily newspapers published in each of the cities of Vancouver, Calgary, and Toronto.

5.10

Costs of Enforcement

The Company agrees that if the Company fails to fulfill any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his, her or its rights pursuant to this Agreement in any action, suit or proceeding in which a court of competent jurisdiction in a final non-appealable judgement has rendered judgement in favour of the holder.

5.11

Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.12

Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement.  This Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13

Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14

Severability

If any Section, subsection, paragraph, subparagraph or other provision hereof or the  application hereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, subsection, paragraph, subparagraph or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, subsections, paragraphs, subparagraphs and other provisions hereof or rights hereunder in such jurisdiction or the application of such Section, subsection, paragraph, subparagraph or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15

Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from the date hereof.  If this Agreement is not confirmed by resolution passed by a majority of the votes cast by holders of Common Shares who vote in respect of confirmation of this Agreement at a meeting of shareholders to be held not later than the date (the "2002 AGM Date") of the 2002 annual general meeting of shareholders of the Company (which date shall be no later than six months from the date of this Agreement), then this Agreement and any then outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of such meeting and (b) the 2002 AGM Date.

5.16

Reconfirmation

Notwithstanding the confirmation of this Agreement pursuant to Section 5.15, this Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the 2006 AGM.  If the Agreement is not so reconfirmed or is not presented for reconfirmation at the 2006 AGM, this Agreement and all outstanding Rights shall terminate and be of no further force and effect on and from the close of the 2006 AGM; provided that termination shall not occur if a Flip-In Event has occurred (other than a Flip-In Event which has been waived pursuant to subsection 5.1(d) or (e) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17

Determinations and Actions by the Board of Directors

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to

(a)

interpret the provisions of this Agreement; and

(b)

make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement).

All actions, calculations and determinations (including, for purposes of Clause (ii) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith, shall:  (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties; and (ii) not subject the Board of Directors to any liability to the holders of the Rights.

5.18

Time of the Essence

Time shall be of the essence in this Agreement.

5.19

Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20

Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou que en découlent soient redigés en langue anglaise.  The parties hereto have required that his Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RUBICON MINERALS CORPORATION

Per:  "Michael J. Gray"_________________

Per:  "Douglas B. Forster"_______________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:  "Pam Hosfield"___________________

Per:  ________________________________

EXHIBIT A

[Form of Rights Certificate]

Certificate No.

 _______________________Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

Rights Certificate

This certifies that ___________________________________________

, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 11th day of February, 2002 (the "Rights Agreement") between Rubicon Minerals Corporation, a company incorporated under the Company Act (British Columbia) (the "Company") and Computershare Trust Company of Canada, a trust company, as rights agent (the "Rights Agent") (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Company (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver.  Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is thirty Canadian (CDN$30) dollars.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive securities of an entity other than the Company, assets, debt, equity or other securities or property or assets of the Company, or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates.  Copies of the Rights Agreement are on file at the principal office of the Company and are available upon written request.

The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and the date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights now exercised.  No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

DATE:  ________________________

RUBICON MINERALS CORPORATION

Per:

Specimen Only

Per:

Specimen Only

·

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Specimen Only

Authorized Signatory

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED ____________________________

 hereby sells, assigns and transfers unto ____________________________

(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________ attorney to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Date:  __________________________

Signature __________________

Signature Guarantee:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever).

Signature must be guaranteed by a member firm of a stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

________________________________________________________________________________

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith.  Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

                                                                                                ______________________________________

Signature

                                                                                                ______________________________________

(please print name of signatory)

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise __________________________________

 whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

 _____________________________________________

 _____________________________________________

 _____________________________________________

Address

_______________________________________________________________

Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

 ____________________________________________

 ____________________________________________

 ____________________________________________

Address

 _____________________________________________________________________

Social Insurance, Social Security or Other Taxpayer Identification Number

Dated:______________________________

Signature_______________________________________

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States.

 _____________________________________________________________

(To be completed by exerciser if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith.  Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

                                                                                                _______________________________

Signature

                                                                                                _______________________________

(please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.  Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

EXHIBIT 4.71

RUBICON MINERALS CORPORATION

(the "Corporation")

STOCK OPTION PLAN

1.

INTERPRETATION

1.1

Defined Terms -  For the purposes of this Plan, the following terms shall have the following meanings:

(a)

"Associate" shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(b)

"Board" means the Board of Directors of the Corporation;

(c)

"Change in Control" means :

(i)

a takeover bid (as defined in the British Columbia Securities Act), which is successful in acquiring Shares of the Corporation;

(ii)

the change of control of the Board resulting from the election by the members of the Corporation of less than a majority of the persons nominated for election by management of the Corporation;

(iii)

the sale of all or substantially all the assets of the Corporation;

(iv)

the sale, exchange or other disposition of a majority of the outstanding Shares of the Corporation in a single or series of related transactions;

(v)

the dissolution of the Corporation's business or the liquidation of its assets;

(vi)

a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation's shareholders receive less than 51% of the outstanding shares of the new or continuing Corporation; or

(vii)

the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(d)

"Committee" means a committee of the Board appointed in accordance with this Plan, or if no such  committee is appointed, the Board itself;

(e)

"Consultant" means an individual or Consultant Company, other than an Employee or director of the Corporation, that:

(i)

is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Corporation or a Related Company, other than services provided in relation to a distribution;

(ii)

provides the services under a written contract between the Corporation or a Related Company and the individual or the Consultant Company;

(iii)

in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Related Company; and

(iv)

has a relationship with the Corporation or a Related Company that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(f)

"Consultant Company" means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(g)

"Corporation" means Rubicon Minerals Corporation, a company incorporated under the laws of British Columbia;

(h)

"Date of Grant" means the date on which a grant of an Option is effective;

(i)

"Disability" means a medically determinable physical or mental impairment expected to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(j)

"Disinterested Shareholder Approval" means an ordinary resolution approved by a majority of the votes cast by all shareholders of the Corporation at a shareholders' meeting, excluding votes attaching to the Shares beneficially owned by Insiders to whom Options may be issued under the Plan and Associates of those persons;

(k)

"Effective Date" means the effective date of this Plan, which is the day of its approval by the shareholders of the Corporation;

(l)

"Eligible Persons" means:

                                 (i)

                                an Employee, senior officer or director of the Corporation or any Related Company,

(ii)

a Management Company Employee;

(iii)

a Consultant or a Consultant Company, or

(iv)

an issuer, all of the voting securities of which are beneficially owned by one or more of the persons referred to in (i) above;

(m)

"Employee" means:

(i)

an individual who is considered an employee under the Income Tax Act (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(ii)

an individual who works full-time for the Corporation or a Related Company, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Related Company over the details and methods of work as an employee of the Corporation or a Related Company, but for whom income tax deductions are not made at source,

(iii)

an individual who works for the Corporation or a Related Company, on a continuing and regular basis for a minimum amount of time per week, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Related Company over the details and methods of work as an employee of the Corporation or a Related Company, but for whom income tax deductions are not made at source,

(n)

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(o)

"Fair Market Value" means where the Shares are listed for trading on a stock exchange or over the counter market, the last closing price of the Shares before the Date of Grant on the stock exchange or over the counter market which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, less the maximum discount, if any, permitted under the policies of any such stock exchange;

(p)

"Guardian" means the guardian, if any, appointed for an Optionee;

(q)

"Insider" shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(r)

"Investor Relations Activities" means any activities or oral written communications, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)

the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A)

to promote the sale of products or services of the Corporation, or

(B)

to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii)

activities or communications necessary to comply with the requirements of

(A)

applicable securities laws,

(B)

rules and policies of the TSX Venture Exchange or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A)

the communication is only through the newspaper, magazine or publication and

(B)

the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)

activities or communications that may be otherwise specified by the TSX Venture Exchange or such other stock exchange which is the principal trading market for the Shares;

(s)

"Management Company Employee" means an individual employed by a Person providing management services to the Corporation if the individual is not induced to purchase by expectation of employment or continued employment with either the Corporation or the Person providing the management services, which management services are required for the ongoing successful operation of the business enterprise of the Corporation but excluding a person or company engaged in Investor Relations Activities;

(t)

"Option" means an option to purchase Shares granted pursuant to the terms of this Plan;

(u)

"Option Price" means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(v)

"Optionee" means a person to whom an Option has been granted;

(w)

"Person"  means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(x)

"Plan" means this Stock Option Plan of the Corporation;

(y)

"Qualified Successor" means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(z)

"Related Company" shall mean a company which is an affiliate of the Corporation as the term "affiliate" is defined in Section 1(2) of the British Columbia Securities Act, as amended from time to time;

(aa)

"Shares" means the common shares in the capital of the Corporation;

(bb)

"Stock Option Certificate" means a written certificate from the Corporation to an Optionee, specifying the terms of the Option being granted to the Optionee under the Plan; and

(cc)

"Term" means the period of time during which an Option may be exercised.

2.

STATEMENT OF PURPOSE

2.1

Principal Purposes - The principal purposes of the Plan are to provide the Corporation with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Corporation; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Corporation; to encourage such individuals to remain with the Corporation; and to attract new employees, officers, directors and consultants to the Corporation.

2.2

Benefit to Shareholders - The Plan is expected to benefit shareholders by enabling the Corporation to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

3.

ADMINISTRATION

3.1

Board or Committee - The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2 below.

3.2

Appointment of Committee - The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  Once appointed, the Committee shall continue to serve until otherwise directed by the Board.  From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.  In the absence of the appointment of a Committee by the Board, then the Board shall administer the Plan.

3.3

Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum.  No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him).

3.4

Powers of Committee - Any Committee appointed under Section 3.2 above shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board:

(a)

administration of the Plan in accordance with its terms;

(b)

determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c)

correction of any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)

prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)

determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f)

with respect to the granting of Options:

(i)

determination of the Eligible Persons to whom Options shall be granted, based on the eligibility criteria set out in this Plan,

(ii)

determination of the terms and provisions of the Stock Option Certificate which shall be entered into with each Optionee (which need not be identical with the terms of any other Stock Option Certificate),

(iii)

amendment of the terms and provisions of an Stock Option Certificate, provided the Board obtains:

(A)

the consent of the Optionee; and

(B)

the approval of any stock exchange on which the Corporation is listed,

(iv)

determination of when Options shall be granted,

(v)

determination of the number of Shares subject to each Option, and, where applicable, whether or not to grant Options for the issuance of flow-through Shares,

                               (vi)

                                determination of the vesting schedule, if any, for the exercise of such Option, and

(g)

other determinations necessary or advisable for administration of the Plan.

3.5

Obtain Approvals - The Board will obtain any regulatory or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

3.6

Administration by Committee - The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.  In addition, the Committee's administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

4.

ELIGIBILITY

4.1

Eligibility for Options - Options may be granted to any Eligible Person.  In accordance with the policies of the TSX Venture Exchange in effect as at the date of establishment of the Plan by the Board, the grant of Options under the Plan is subject to the following limitations for as long as the Shares are listed on the TSX Venture Exchange:

(a)

the aggregate number of Shares reserved for issuance pursuant to the Plan, shall not exceed 5% of the issued Shares (determined at the Date of Grant of an Option) to any one Eligible Person in a 12 month period, unless the Corporation, as a Tier 1 Issuer, has obtained the requisite disinterested shareholder approval;

(b)

the aggregate number of Options which may be granted to any one Consultant in any 12 month period shall not exceed 2% of the issued Shares at the Date of Grant of the Option to such Consultant; and

(c)

the aggregate number of Options which may be granted to persons employed to provide Investor Relations Activities shall not exceed 2% of the issued Shares at the Date of Grant of such Option.

4.2

Insider Eligibility for Options - Notwithstanding Section 4.1 hereof, grants of Options to Insiders shall be subject to the policies of the TSX Venture Exchange or such other stock exchange which is the principal trading market for the Shares.

4.3

No Violation of Securities Laws - No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5.

SHARES SUBJECT TO THE PLAN

5.1

Number of Shares - The maximum number of Shares issuable under the Plan is 6,130,225 Shares, being approximately 15% of the issued capital of the Corporation on a non-diluted basis as at the date of approval of the Plan by the Board, which includes 3,315,000 Shares which are reserved for issue for stock options granted up to the time of the adoption this Plan by the Board, and which were still outstanding.  The Committee, from time to time, may grant Options to purchase Shares under the Plan to be made available from authorized, but unissued, Shares.  The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

5.2

Decrease in Number of Shares Subject to Plan - Upon exercise of an Option, the number of Shares issued on exercise of the Option shall not again be available for the purposes of the Plan.  The maximum number of Shares available for issuance under the Option shall decrease by the number of Shares issued on exercise of the Option.

5.3

Expiry of Option - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.4

Reservation of Shares - The Corporation will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6.

OPTION TERMS

6.1

Stock Option Certificate - With respect to each Option to be granted to an Optionee, the Board shall specify the following terms in the Stock Option Certificate issued by the Corporation to the Optionee:

(a)

the number of Shares subject to option pursuant to such Option;

(b)

the Date of Grant;

(c)

the Term, provided that the length of the Term shall in no event be greater than ten years following the Date of Grant for all Optionees;

(d)

the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the  Date of Grant;

(e)

subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f)

if the Optionee is an Employee, Consultant or Management Company Employee, a representation by the Corporation and the Optionee that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a Related Company; and

(g)

such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

6.2

Vesting of Options - The Board, as applicable, shall have complete discretion to set the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(a)

permit partial vesting in stated percentage amounts based on the Term of such Option; and

(b)

permit full vesting after a stated period of time has passed from the Date of Grant;

provided that, for as long as the Shares are listed on the TSX Venture Exchange, Options issued to Consultants performing Investor Relations Activities must vest in stages of no less than over a 12 month period from the Date of Grant with no more than one quarter of the Options vesting in any three month period.

6.3

Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required.  If required by the TSX Venture Exchange or such other stock exchange which is the principal trading market for the Shares, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is an Insider of the Corporation at the time of the proposed reduction in the Option Price.

6.4

Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7.

EXERCISE OF OPTION

7.1

Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Stock Option Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Corporation at its principal place of business.

7.2

Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Board or Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares.  At the option of the Board or Committee, a stop-transfer order against such Shares may be placed on the stock books and records of the Corporation, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration.  The Board or Committee also may require such other documentation as may from time to time be necessary to comply with United States' federal and state securities laws.  The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

7.3

Payment of Option Price - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised.  Such payment shall be in lawful money (Canadian funds) by cheque, wire transfer or bank order.

7.4

Issuance of Share Certificates - Not later than the third business day after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Corporation shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised.  Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

8.

TRANSFERABILITY OF OPTIONS

8.1

Non-Transferable - Except as provided otherwise in this Section 8, Options are non-assignable and non-transferable.

8.2

Death of Optionee - Subject to Section 8.3, if the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Corporation or any Related Company, terminates as a result of his or her death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of one year following the date of such death and the expiry of the Term of the Option.

8.3

Disability of Optionee - If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Corporation or any Related Company, is terminated by reason of such Optionee's Disability, any Option held by such Optionee that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, for a period of 90 days following the termination of service of such Optionee except where the Optionee is engaged in Investor Relations Activities, in which case it shall be for a period of 30 days following the termination of service of such Optionee providing Investor Relations Activities.  If such Optionee dies within that 90 or 30 day period (as applicable), any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of one year following the death of such Optionee and the expiry of the Term of the Option.

8.4

Vesting - Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.5

Deemed Non-Interruption of Employment - Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee's right to reemployment with the Corporation or any Related Company is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Optionee's reemployment is not so guaranteed, then his or her employment shall be deemed to have terminated on the ninety-first day of such leave.

9.

TERMINATION OF OPTIONS

9.1

Termination of Options - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a)

the termination date specified for such Option in the Stock Option Certificate;

(b)

where the Optionee's position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Related Company or as a Management Company Employee is terminated for just cause, the date of such termination for just cause;

(c)

where the Optionee's position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Related Company or as a Management Company Employee (other than a person employed to provide Investor Relations Activities), terminates for a reason other than the Optionee's Disability, death, or termination for just cause, not more than 90 days after such date of termination, or in the case of a person employed to provide Investor Relations Activities, not more than 30 days after such termination; PROVIDED that if an Optionee's position changes from one of the said categories to another category, such change shall not constitute termination for the purpose of this subsection 9.1(c); and

(d)

the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

9.2

Lapsed or Cancelled Options - If Options are cancelled, surrendered, terminated or have expired without being exercised in whole or in part, new Options may be granted under the Plan covering the Shares not purchased under such lapsed Options.  For as long as the Shares are listed on the TSX Venture Exchange, if an Option has been cancelled and, within one year, the Corporation grants a new Option to the same Optionee, the granting of the new Option is subject to the terms and conditions of the policies of the TSX Venture Exchange relating to the amendment of stock options.

10.

ADJUSTMENTS TO OPTIONS

10.1

Alteration in Capital Structure - If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the TSX Venture Exchange or any other stock exchange having authority over the Corporation or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2

Effect of Amalgamation, Merger or Arrangement - If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3

Acceleration on Change of Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

10.4

Acceleration of Date of Exercise - The Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.5

Determinations to be Made By Board - Adjustments and determinations under this Section 10 shall be made by the Board, whose decisions as to the adjustments or determination which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6

Effect of a Take-over - If a bona fide offer (the "Offer") for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of section 92 of the British Columbia Securities Act, as amended from time to time, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the "Optioned Shares") to the Offer.  If:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised.  If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund the exercise price to the Optionee for such Optioned Shares.

11.

TERMINATION AND AMENDMENT OF PLAN

11.1

Power of Board to Terminate or Amend Plan - Subject to the acceptance of the TSX Venture Exchange or such other stock exchange which is the principal trading market for the Shares, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, the Board may not do any of the following without obtaining, within 12 months either before or after the Board's adoption of a resolution authorizing such action, approval by the affirmative votes of the holders of a majority of the voting securities of the Corporation present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws, and, where required, by way of Disinterested Shareholder Approval, or by the written consent of the holders of a majority of the securities of the Corporation entitled to vote:

(a)

increase the aggregate number of Shares which may be issued under the Plan;

(b)

materially modify the requirements as to eligibility for participation in the Plan; or

(c)

materially increase the benefits accruing to participants under the Plan,

however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, or as a result in the changes in the policies of the TSX Venture Exchange or such other stock exchange which is the principal trading market for the Shares relating to incentive stock options, without obtaining the approval of the Corporation's shareholders.

11.2

No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan.  Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

11.3

Approval by Shareholders - This Plan is subject to approval by the shareholders of the Company.

12.

CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1

Compliance with Laws - Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States' state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such shares.  The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Shares.

13.

USE OF PROCEEDS

13.1

Use of Proceeds - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Corporation and shall be used for general corporate purposes, or as the Board otherwise determines.

14.

NOTICES

14.1

Notices - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; telefaxed, in which case notice shall be deemed to have been duly given on the date the telefax is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.

MISCELLANEOUS PROVISIONS

15.1

No Obligation to Exercise - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2

No Obligation to Retain Optionee - Nothing contained in this Plan shall obligate the Corporation or any Related Company to retain an Optionee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Corporation or any Related Company to reduce such Optionee's compensation.

15.3

Binding Agreement - The provisions of this Plan and each Stock Option Certificate with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4

Use of Terms - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5

Headings - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6

No Representation or Warranty - The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

16.

EFFECTIVE DATE OF PLAN

16.1

Effective Date of Plan - This Plan shall be effective the day of its approval by the shareholders of the Corporation.

Secretary
Date approved by the Board of Directors of the Corporation: Date approved by the Shareholders of the Corporation:	May 6, 2003 June 12, 2003
Date approved by the TSX Venture Exchange:	May 22, 2003

EXHIBIT 4.72

January 23, 2003

Perry English

Box 414

Souris, Manitoba

R0K 2C0

Dear Perry,

I am pleased to confirm our agreement on the basis set out in attached Exhibit "A" regarding the English Properties. As discussed, our agreement is subject only to satisfactory completion of due diligence. The due diligence will include a review of property agreements, title and an assessment of any liabilities. We would like to begin this review as soon as possible and in that regard agree to complete our due diligence no later than March 1, 2003. Once we have completed due diligence to our satisfaction, we will notify you, at which time the terms set out in Exhibit "A" will become effective.

If you find this letter and the attached Exhibit "A" satisfactory, please confirm your agreement by signing below and returning a copy to us at the address above.

Yours sincerely,

"David W. Adamson"

David W. Adamson

President and CEO

Rubicon Minerals Corporation

                                                                           Agreed as of this 23 day of January, 2003

   "Perry English"

                                                                           __________________________________

                                                                            Perry English

EXHIBIT 4.73

EXHIBIT "A"

1.

Perry English sells his 100% interest in all Canadian minerals properties (the "English Properties") and property agreements and cash or shares or value received therefrom (except "Exempt Properties", detailed below) in which he holds an interest, including those currently optioned out to third parties.

2.

English agrees to provide his services and expertise to Rubicon on an exclusive and confidential basis for a minimum period of two years amounting to 50% in any 22 day working month which duration can be increased or decreased by mutual consent. Any new properties or agreements acquired by English during his engagement shall become English Properties and will be subject to this Agreement together with any returned properties and any new agreements negotiated on them.

3.

In exchange for acquiring this interest, Rubicon agrees to the following payments:

$500,000

250,000 shares

(Such cash and share payments to be made as soon as practicable following completion of satisfactory due diligence)

March 1, 2004 - $75,000 (or 12 equal payments of $6250 commencing March 1, 2003)

March 1, 2005 - $75,000 (or 12 equal payments of $6250 commencing March 1, 2004)

In respect of the above payment of 250,000 shares, English will enter into a share resale agreement in which he agrees to provide reasonable notice of any intended sales of such shares.

4.

Beginning March 1, 2006, and only in the event that English elects to continue providing services and expertise to Rubicon, he shall receive an additional payment of $75,000 per annum up to March 1, 2008.

5.

For the period March 1, 2003 to March 1, 2009, English will receive annual bonus payments, payable at the end of each year, which shall be calculated as follows:

For gross cash plus share value derived from the English Properties ("Gross Income") up to $300,000, and provided that Gross Income is not less than $150,000, English shall receive 10% of Gross Income. For Gross Income less than $150,000 there shall be no annual bonus payable.

For the next $50,000 in Gross Income (i.e., between $300,000 and $350,000), English shall receive 15%.

For the next $100,000 in Gross Income (i.e., between $350,000 and $450,000), English shall receive 17.5%

For Gross Income between $450,000 and $850,000, English shall receive 20%.

Gross Income shall be defined as Gross Cash received from the English Properties added to the Share Value multiplied by 0.75. Share Value shall be the aggregate value of shares received, other than the above 250,000 shares, received from the English Properties based on their deemed price at issue to English.

As an example, in the case of Gross Cash received of $100,000 and Share Value of $200,000, the Gross Income shall be:

    Gross Income=Gross Cash + 0.75(Share Value)

    Gross Income=$100,000 + 0.75($200,000)

    Gross Income=$250,000

In which event, since $250,000 falls between $150,000 and $300,000, an annual bonus equal to 10% of $250,000 (i.e. $25,000) would be payable to English.

6.

February, 2003 payments from Rubicon to English of approximately $60,000 (and any payments of cash or shares hereunder which become payable by Rubicon to English) shall be exempt from this Agreement and will accrue to English.

7.

Five properties shall be exempted from the Agreement ("Exempt Properties"). These are:

Whitehorse Island surface patents, Dome Twp, Red Lake Mining District

Pickle Crow patents, district of Patricia Mining District.

Quartz quarry - Little Bear Lake area, Red Lake Mining District

Dedee Lake area claims to be staked by English

Kasaki Lake claims to be staked by English

8.

Rubicon shall have a right of first refusal on all Exempt Properties.

9.

On or before completion of due diligence, a description of the English Properties will be attached to this Exhibit and will be initialed as accurate and complete by English and Rubicon.

10.

This Agreement may be subject to regulatory approval.

CERTIFICATION

I, David W. Adamson, the President, Chief Executive Officer and Director of Rubicon Minerals Corporation, certify that:

1. I have reviewed this annual report on Form 20-F of Rubicon Minerals Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: _June 25, 2003__________

_"David W. Adamson"______________

David W. Adamson

President, Chief Executive Officer

and Director

CERTIFICATION

I, Michael J. Gray, the Secretary, Chief Financial Officer, Vice-President, Exploration and Director of Rubicon Minerals Corporation, certify that:

1. I have reviewed this annual report on Form 20-F of Rubicon Minerals Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: _June 25, 2003__________

__"Michael J. Gray"_________________

Michael J. Gray

Secretary, Chief Financial Officer,

Vice-President, Exploration and

Director