Form 20-F/A
RUBICON MINERALS CORP
filed 2003-06-30
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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
___________888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada____ (Address of principal executive offices)
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

Corporate Terms

“CDNX” means the Canadian Venture Exchange

“Commission” means the British Columbia Securities Commission;

“Company” means Rubicon Minerals Corporation;

“Company Act” means the Company Act (British Columbia);

“Exchange” means the TSX Venture Exchange (formerly the Canadian Venture Exchange)

“Form” means this Form 20-F Annual Report;

“QP” means Qualified Person as defined by the CIM definition – an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a Self-Regulating Organization;

“RML” means Rubicon Management Ltd.;

“Rubicon USA” means Rubicon Minerals USA Inc.;

“Securities Act” means the Securities Act (British Columbia);

“Shares” means the common shares of the Company as constituted at the date hereof; and

“TSX-V” means the TSX Venture Exchange

“Vend-In Agreement” means the Vend-In Agreement dated effective August 1, 1996 between RML and the Company pursuant to which RML sold and assigned certain interests in mineral properties and other assets to the Company.

Geological Terms

“Ag” - silver;

“ankerite” - a carbonate mineral with the chemical formula (Ca, Mg, Fe) CO3;

“Archean” - geological ages older than 2.4 billion years;

“arsenopyrite” - a sulphide of arsenic and iron having the chemical formula FeAsS;

“Au” - gold;

“breccia” - rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material;

“chert” - fine-grained or glassy crytocrystalline silica which is very hard and highly variable in colour, usually, but not exclusively sedimentary;

“chip sample” - a sample composed of continuous chips of rock collected over a specific surface line and distance;

“clastic” means a sedimentary rock composed primarily from fragments of preexisting rocks or fossils;

“Cu” - copper;

“disseminated” - mineralization scattered through a volume of host rock;

“EM” - electromagnetic (a type of geophysical survey);

“felsic” - light-coloured silicate minerals such as quartz, feldspar and feldspathoids;

“float” - a rock which has been transported from its bedrock source;

“flows” – volcanic rocks which were formed on the surface of the earth;

“grab sample” - a selected sample taken from a specific location which is not necessarily representative;

“hydrothermal alteration” - alteration of a rock which involves heated or superheated water;

“Indicated Mineral Resource” – (CIM definition) - that part of a “Mineral Resource” for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” – (CIM definition) – that part of a “Mineral Resource” for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Inferred mineral resource” is not a defined term under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.  “Inferred mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

“interflow” – rocks that occur between flows;

“intrusive” – a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface;

“IP” - induced polarization (a type of geophysical survey);

“komatiite” - a rock with distinct textural features (e.g. spinifex texture) and chemical composition (i.e. high magnesium oxide, >18% MgO);

“mafic” - a term used to describe ferromagnesian-rich minerals and rocks;

“magnetite” – an oxide or iron, formula Fe3O4;

“Measured Mineral Resource” – CIM definition – that part of a “Mineral Resource” for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Resource” – CIM definition – a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Mineral Reserve” – CIM definition – A Mineral reserve is the economically mineable part of a “Measured” or “Indicated Mineral Resource” demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is Mined.

CIM standards differ from United States standards.  Under United States standards, a “reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where “economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions, and while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner;

“net smelter return royalty” – the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition.  A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine;

“NSR” - means net smelter returns royalty;

“Ordovician” - the geological period commencing 500 million years ago and lasting approximately 75 million years;

“oz/ton” - ounces per short ton;

“patented mining claim” – a grant from the Crown in fee simple or for a less estate made under the Great Seal, and includes leasehold patents and freehold patents;

“Preliminary Feasibility Study” – CIM definition – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective methods of mineral processing has been determined.  This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonable, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“ppm” - parts per million;

“pyrite” - an iron sulphide mineral with the chemical formula FeS2;

“pyrrhotite” - an iron bearing sulphide mineral having the chemical formula Fe1-xS;

“quartz-carbonate” – a mineral containing the carbonyl ion CO-3, as in the mineral calcite CaCO3;

“shear zone” - an area of rock which has failed or sheared in response to applied stress;

“stockwork” - a small- to large-scale branching and cross-cutting series of fissures filled with mineral matter;

“stratabound” - contained within beds or layers of rock;

“stratigraphic” means the composition, sequence and correlation of stratified rocks;

“trench” – an excavated and/or blasted depression of rock forming a trench;

“tuff” - a volcaniclastic rock made up primarily of volcanic ash-size (<2 mm) volcanic material;

“ultramafic” - igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids;

“unpatented mining claim” – land or mining rights for which a patent, lease, license of occupation or any other form of Crown grant is not in effect;

“volcanogenic” - genetically associated with volcanism;

“VMS” - volcanogenic massive sulphide; and

“Zn” – zinc.

Conversion Table
Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Unless otherwise indicated, all references herein are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans at its McFinley and RLJV mineral properties, and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

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

•

the uncertainty of profitability based upon the Company’s history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration; and

•

and other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements as described further in Item 3 – Key Information – D. Risk Factors.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Registrant undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not required when filing Form 20-F as an annual report.

B. Advisers

Not required when filing Form 20-F as an annual report.

C. Auditors

Not required when filing Form 20-F as an annual report.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998 were derived from the consolidated financial statements of the Company which have been audited by De Visser Gray, formerly De Visser & Company, independent Chartered Accountants, as indicated in their report which is included elsewhere in this document (see “Item 17 - Financial Statements”).  The selected financial data of the Company for the first quarter ended March 31, 2003 were derived from the unaudited consolidated financial statements of the Company which have been prepared by management.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under Item 5, “Operating and Financial Review and Prospects”.  Reference is made to Note 10 of the Consolidated Financial Statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements (see “Item 17 - Financial Statements”).

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3 - Key Information – D. Risk Factors.”  All figures disclosed in this subsection are stated in Canadian dollars.

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

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

Mineral Exploration and Development

The Company’s properties are in the exploration stage and are without a known body of commercial ore.  Development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties.  Several years may pass between the discovery of a deposit and its exploitation.  Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

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

Environmental Factors

The Company conducts exploration activities in Ontario, Newfoundland, British Columbia, Nunavut Territory, and Alaska.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.  In Canada, extensive environmental legislation has been enacted by federal and provincial governments.  Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.  All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations.  The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is $30,000 and pertains primarily to carrying out diamond drilling and stripping.

Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

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

See also “Governmental Regulation” below.

Additional Financing and Agreements with Other Parties

The Company has sufficient financial resources to undertake by itself all of its planned exploration programs on principal properties.  The Company relies on corporate partners to fund a number of the non-principal properties and on AngloGold to fund the RLJV principal property in Red Lake, Ontario.  The exploration of the Company's properties may therefore depend on the Company's ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration or joint venture properties.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in certain properties.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements reduced.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The details of the Company’s current commitments and the properties subject to those commitments can be found in the Notes to the Company’s audited financial statements

Competition

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned.  The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties.  Before a number of claims under option can be recorded in the Company’s name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations.  There are no assurances that the underlying title holder will assign title.  As at the date of this annual report, approximately 60% of claims have yet to be recorded in the Company’s name.

Governmental Regulation

Exploration activities on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.  Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties.  Exploration on the Company’s properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure.  The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.  Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

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

Pursuant to the Newfoundland Historic Resources Act, if drilling is planned for an area with known archaeological sites, the Company may be required to hire an archaeologist to ensure the work does not disturb any sites.  No such sites are known to exist on any of the Company’s existing claims.

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

The Territorial Lands Act governs the disposition and administration of Federal Territorial Crown Lands in Nunavut, including mineral rights and access.  The Commissioner’s Land Act governs surface access and disposition to Commissioner’s Lands.  The Canada Mining Regulations dispose of subsurface rights regulate mineral exploration licensing and mining rights.  The Territorial Land Use Regulations govern temporary use of surface such as for trail construction, fuel storage use and camp facilities for temporary exploration activity on Crown lands (where no surface rights have been granted).  The Territorial Land Regulations disposed of surface rights where permanent structures and long term occupation of the land is requested.  Exploration carried out prior to mineral rights acquisition, including airborne geophysics, geochemical surveys, and geological surveys, may be carried out under a Prospector’s License required under the Canadian Mining Regulations.

The Acts and regulations which guide exploration activity in Nunavut are: the Territorial Lands Act, Territorial Land Use Regulations, Canada Mining Regulations, Commissioner’s Land Act, Forest Protection Act, Mines Health and Safety Act and Regulations (Nunavut), Fire Protection Act (Nunavut), Labour Standards Act (Nunavut), Labour Standards Regulations (Nunavut), Public Health Act (Nunavut), and Land Use Guidelines - Mineral Exploration.

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

Management

The Company is dependent upon a number of key directors, officers and employees: J. Garfield MacVeigh, Chairman of the Board; David W. Adamson, President and CEO; Michael J. Gray, CFO, Vice-President – Exploration, and Secretary; and, William J. Cavalluzzo, Vice-President – Investor Relations.  The loss of any one of the named directors, officers and employees should not have an adverse effect on the Company.  The Company has entered into management contracts with Mssrs. MacVeigh, Adamson, Gray and Cavalluzzo.  See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions”.  The Company does not maintain key person insurance on any of its management.

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

Foreign Incorporation

The Company is incorporated under the laws of the Province of British Columbia, Canada, and all of the Company’s five directors and all of its officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

“Penny Stock” Rules

The Company’s Shares are “penny stock” as defined by the Securities and Exchange Commission, which might affect the trading market for the Shares.  Penny stocks are generally equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Company’s Shares which are considered “penny stock”, and therefore make it more difficult to sell those Shares.

Limited Operating History:  Losses

The Company has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in all years of its operations.  There can be no assurance that the Company will operate profitably in the future, if at all.  As at December 31, 2002, the Company’s deficit was $5,802,029.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s Shares fluctuated from a high of $1.85 to a low of $0.59 within the twelve month period preceding the date of this Form.  There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance:  Dilution

As at May 30, 2003 there were 3,315,000 stock options and 5,953,552 warrants outstanding pursuant to which Shares may be issued in the future, which will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.  See “Item 10 – Additional Information – A. Share Capital”.

Dividend Record and Policy

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Shares are entitled to an equal share of any dividends declared and paid.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated on March 6, 1996, under the Company Act, under the name 515006 B.C. Ltd.  Its Memorandum was amended on April 2, 1996 to change its name to Rubicon Minerals Corporation.  The head and principal office of the Company is at 888 – 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone: (604) 623-3333.  The Company’s registered office and address for service is located at Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7.

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

The Company was listed on the Vancouver Stock Exchange, now the TSX Venture Exchange (formerly the CDNX) on November 19, 1997, with the trading symbol “RMX.”  The common shares of the Company without par value are listed on the TSX Venture Exchange (the “Exchange”).  The Company is currently a “reporting issuer” under the Securities Act in British Columbia, Alberta Ontario and Quebec, and is therefore subject to the continuous disclosure requirements of these legislations, including the obligation to promptly disclose all material changes in the business of the Company to the public (disclosure available at www.sedar.com).  The Company raised $14.2 million (net proceeds) in financings throughout 1998, 1999, 2000 2001 and 2002.

The Company was formed in March 1996 initially for the purpose of acquiring the mineral property interests or option agreements and certain other assets of Rubicon Management Limited (“RML”), including some of the principal properties and certain of the other properties described herein (see “C. Organizational Structure”, below).  The sole purpose of RML is to act as a holding company.  RML holds 2,300,000 shares of the Company.  The shares are beneficially owned as to 1/3 each by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray, each of whom are senior officers and directors of the Company.  RML does not have a management relationship with the Company as J. Garfield MacVeigh, David W. Adamson and Michael J. Gray are all employees of the Company.

Under the Vend-In Agreement dated effective August 1, 1996 between RML and the Company, the Company acquired the interest and assumed the liabilities and obligations of RML in certain mineral property agreements, mineral properties, related data and computer hardware and software, investments and the Cyprus Prospecting Agreement (together the “Assets”) in consideration of a purchase price consisting of 2,845,000 Shares in the capital stock of the Company issued at a deemed price of $0.25 per share ($711,250) and reimbursement of certain costs of RML relating to the Assets totaling $356,241.

During 1999, the Company made a new copper-zinc-silver-gold massive sulphide discovery – the RW Zone – at its Palmer Cu-Zn- Ag-Au property in Alaska during its summer 1999 drill program.  The Company also formed a strategic alliance with a senior mining company, Billiton Exploration Canada Limited, a subsidiary of Billiton Plc, on its Point Leamington zinc-copper-silver-gold deposit and Lewis Lake project in Newfoundland in addition to significantly adding ground to its already sizeable land position in the Red Lake gold district.

Private placement financings of $1.2 million and the exercise of warrants for $546,000 contributed a net total of $1.746 million to the treasury during 1999, which sustained the Company’s exploration efforts through a difficult market.

During the first quarter of 2000, the Company managed and conducted a drill program on its Point Leamington base metal property in Newfoundland.  This program intersected high-grade massive sulphides and intersected a new lower footwall target horizon.

In May, 2000, Rubicon signed a formal agreement with AngloGold (Canada) Exploration Company (“AngloGold”), a wholly owned subsidiary of AngloGold North America Inc., to joint venture its Red Lake gold property in NW Ontario to AngloGold.  The Rubicon-AngloGold Joint Venture Agreement calls for AngloGold to make an initial contribution of U.S.$3 million over 5 years to earn a 60% interest in the Red Lake Joint Venture.

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

During 2001, the Company and partner AngloGold (Canada) Exploration Company (“AngloGold”) expended approximately $1.6 million generating high quality data leading to the definition of a number of priority targets.  In October 2001, the first drilling on one of these targets (Slate Bay) was carried out and further drilling is planned in this area.  AngloGold approved a $1 million budget for 2002 to focus on providing Phase I drill testing of these priority areas.

In March 2001, the Company reported the discovery of a new gold-bearing structure on the McCuaig gold property with partner Golden Tag Resources Ltd.

In October through November 2001, the Company established a large land position in east central Newfoundland covering a well mineralized gold-bearing terrain that has seen very little historical work.

The Company’s base metal assets were not actively explored in 2001 as the Company awaited improvement in base metal prices.

The 2001 overall exploration budget was $2.05 million, of which $1.13 million, or 55% was funded by partners, chiefly AngloGold. Exploration involved approximately 4100 metres of drilling as part of three diamond drill programs in 2001.  The 2001 exploration budget included approximately $500,000 in flow-through funds.

The Company raised $1.2 million in its November 2001 private placement financing, which was used primarily for diamond drilling and other exploration in the first quarter of 2002 on Rubicon’s Red Lake gold projects and for general working capital purposes.  During November and December 2001, flow-through funds were used for Red Lake projects and $55,000 was used on a new gold project in Newfoundland.  Approximately $20,000 of the funds was used for Newfoundland property map staking and $38,000 was incurred in legal costs for the McFinley gold project.

In January, 2002, The Company announced that it signed an agreement with Dominion Goldfields Corporation (“DGC”), a private company, to acquire a 100% interest in  25 licences of occupation and one mineral lease (the “McFinley Gold Project”) in the Red Lake gold camp.  The Company paid $800,000 and issued 260,000 shares and agreed to complete US$1,300,000 of exploration prior to March 31, 2006.  The McFinley Gold Project covers approximately 16 kilometres of strike length potential underlain by ultramafic rocks on the East Bay Trend and lies approximately 5.2 kilometres of the former Cochenour Mine and 5.4 kilometres of the producing high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) Mines.

 In conjunction with the McFinley Gold Project acquisition, the company sold 1,618,434 units by way of a non-brokered private placement at a price of $0.52 per unit for gross proceeds of $841,586.  The proceeds were used to fund the McFinley Gold Project acquisition.

The Company’s Board of Directors adopted a Shareholder Rights Plan in February, 2002, which was subsequently approved by the Company’s shareholders at its 2002 Annual General Meeting.  The Rights issued under the Plan become exercisable only if a person, or a group of persons acting in concert, acquires 20 per cent or more of the outstanding common shares of Rubicon.  The Rights are not triggered by a “permitted bid”, which is a bid made for all common shares to all common shareholders by way of a takeover bid circular that remains open for not less than 60 days and pursuant to which more than 50 per cent of the common shares held by independent shareholders are deposited and not withdrawn.  The Plan will provide the Board of Directors and shareholders of Rubicon additional time to assess any offers to acquire shares of the Company and, where, appropriate, to enable the Board of Directors to explore and develop alternatives to maximize shareholder value.  It will encourage fair treatment of all shareholders in connection with any takeover bid for the Company.

The Company optioned several of its Red Lake, Ontario properties to Redstar Resources Corporation (“Redstar”) in March 2002.  Redstar has the right to earn up to a 70% interest in the Pipestone South, Pipestone North, Pipestone East, Baird and Wolf Bay Properties by making cash and share payments, conducting exploration programs and making all underlying cash payments.

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

In March 2002 the Company sold 3,750,000 units by way of a “bought deal” private placement financing at a price of $0.80 per Unit for gross proceeds of $3,000,000. The net proceeds of the private placement were used for the McFinley “Mine Property” acquisition, to conduct diamond drilling and other exploration on Rubicon’s gold projects outside of the AngloGold joint venture in the Red Lake gold camp and for general working capital purposes

In June 2002, the Company entered into an option agreement with DGC and 1519369 Ontario Inc. to acquire a 100% interest in 16 patents comprising the McFinley Mine property, located in the Red Lake gold camp.  The McFinley Mine property acquisition is in addition to the previous acquisition by the Company of 25 adjacent licenses of occupation and one mining lease in January 2002. The Company purchased the claims from DGC for $500,000 and 500,000 shares.  The Company also issued 100,000 stock options to DGC.  This acquisition now consolidates the Company’s key McFinley Gold Project.  The Company commenced a diamond drill program at its McFinley Gold Project in November, 2002.  The drill program was designed to test several land-based gold targets to establish the geological setting of the targets and as a prelude to a larger ice-based winter drill program in early 2003.

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

In January 2003, the Company announced that it intersected high-grade gold in an initial drill program at its’ 100% controlled McFinley gold project located in the Red Lake gold camp, Ontario.  The program totaled 6,263 feet of drilling in 14 shallow holes and demonstrated the potential for high-grade gold zones which will be followed up with extensive drilling

The first quarter of 2003 was drill intensive for the Company.  The Company announced the commencement of a drill program on its McCuaig Red Lake Joint Venture Project in late January, 2003.  In early February, the Company announced that it was to commence a $1.8 million exploration program, including 20,000 – 45,000 feet of diamond drilling, on several Red lake, Ontario properties under option to AngloGold (Canada) Exploration Company.

In February - March 2003, the Company sold, in three tranches, by way of a best efforts private placement, a total of 5,740,300 Units at a price of $1.05 per Unit for total gross proceeds of $6,027,315.  Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $1.25 per Common Share until February 20, 2005. Research Capital Corporation acted as lead Agent in placing the Units, for which the Company paid a total of $349,038.90 (6% of the gross proceeds) cash commission and issued warrants which entitle the Agents to purchase a total of 316,286 (6% of the Units placed) Common Shares at a price of $1.05 per Common Share until February 20 (272,118 Warrants), February 26 (42,168 warrants) and March 4, 2005 (12,000 warrants). The net proceeds of the financing will be used to fund exploration on the Company’s Red Lake assets, including the McFinley Gold Project, Ontario and for general working capital and corporate development purposes.

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

The TSX Venture Exchange Policies were amended in August 2002 to require that all listed companies adopt either a “rolling” stock option plan or a “fixed number” stock option plan and thereafter grant all stock options pursuant to the plan.  On  May 6, 2003, the Board established, subject to approval by the Shareholders and acceptance by the TSX Venture Exchange, the Company’s Stock Option Plan.  The Company adopted a Fixed Number Stock Option Plan, where the maximamum number of Common shares of the Company reserved for issuance under the Plan is 6,130,225, being 15% of the issued and outstanding Common shares of the Company on the date of establishment of the Plan by the Board, which includes 3,140,000 Common shares which are reserved for issue for stock options granted before the establishment of the Plan.  The Company received Shareholder approval at its 2003 Annual General Meeting held on June 12, 2003 and subsequent to that received Exchange approval.

Subsequent to the year ended December 31, 2002, the Company has internally funded capital expenditures of approximately $47,000 for 3D modeling software and for a diesel generator for the McFinley project located in Red Lake, Ontario.

The Company’s principal properties are summarized in Section D below, titled “Property, Plants and Equipment.”  The Company holds interests in several other mineral properties located in Ontario, Newfoundland, Nunavut and British Columbia.  Under Canadian GAAP, the Company’s principal capital expenditures are mineral property costs, as outlined in Item 5, “Operating and Financial Review and Prospects,” below.

Throughout this Item, the Company uses the phrase “option to earn 100% interest”.  This means that once the Company has fulfilled its obligations and has earned a 100% interest in a property pursuant to a contract, the Company holds title to the property.  Generally the mining rights associated with each property interest include subsurface mining rights and may or may not include surface rights.  The main liability for the Company once it has obtained a 100% interest in a property is environmental liability that may arise in connection with work carried out by the Company on the property.  The only property that is leased by the Company is the Palmer Property where the Company holds a 99-year lease.  Nevertheless, the mining rights and potential liabilities on the Palmer Property are the same as mentioned above.

B. Business Overview

The Company is a British Columbia junior resource company engaged in the acquisition and exploration of mineral properties.  The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  All of the Company’s properties are at the exploration stage and there is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties.  Further exploration will be required on all properties before a final evaluation as to the economic and legal feasibility is determined.  Where management determines that it is in the best interest of the Company, partners will be sought to further explore certain properties.  The Company’s principal properties are the McFinley Gold Project and  the RLJV Property, both located in the Province of Ontario.  The Company holds interests in several other mineral properties located in the Provinces of Ontario, Newfoundland, British Columbia and Nunavut Territory, Canada, and in the State of Alaska, USA.

•

McFinley Gold Project:  During 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation and one mineral lease in the Red Lake gold camp, Ontario.  The claims were acquired under two separate agreements:

Water Claims Agreement (“the Water Claims”)

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000 (paid), issue 260,000 shares (issued) and complete U.S.$1,300,000 of exploration prior to March 31, 2006. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of U.S.$50,000 are due annually (to a maximum of U.S.$1,000,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for U.S.$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S.$675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S.$1,000,000 in advance royalty payments described above.

Land Claims Agreement (“the Land Claims”)

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

·

Red Lake Joint Venture Property:  The Red Lake Joint Venture Property (“RLJV Property”) is located mainly on the northeast arm of Red Lake, 8 kilometres north of the town of Red Lake, northwestern Ontario.  The RLJV Property consists of a number of contiguous individual properties currently under option to the Company including the Meunier, Humlin West, Red Lake West, Red Lake Extension, Red Lake East, Coli Lake, Bysshe, MacKenzie, Slate Bay English Option, Advance Red Lake, Rivard, Golden Tree, Newman Todd and East Bay Properties.  The Company itself has expended $1,183,284 as of December 31, 2002 in connection with the acquisition and exploration of the Red Lake JV Properties.  During the year ended December 31, 2000, the Company signed a joint venture agreement with AngloGold, whereby AngloGold can earn an initial 60% interest in the properties comprising the Red Lake Joint Venture (“RLJV”), in consideration for incurring U.S.$3.0 million in exploration expenditures over five years, of which U.S.$300,000 was a firm commitment for the initial year of the agreement (completed).  The Company will remain the Operator of the Joint Venture until the earlier of the second anniversary of the agreement (January 24, 2002) or until AngloGold has expended U.S.$1.0 million in exploration, at which point AngloGold may elect to become the Operator (in November 2001 AngloGold elected to maintain the Company as Operator for 2002).  Upon earning its 60% interest, AngloGold can earn an additional 10% interest by paying the Company U.S.$250,000 within approximately 180 days of vesting its interest.  Within 100 days of AngloGold vesting for a 60% or 70% interest, the Company can elect to have AngloGold pay all exploration costs until a positive production decision is reached, at which point the Company could maintain its interest by reimbursing AngloGold its share of the costs of the project incurred since the vesting of AngloGold’s interest.  The Company’s interest would be diluted to the extent that it did not make such reimbursements or participate in future cash calls subsequent to a positive production decision. During 2000 the Company incurred an aggregate of $35,461 in expenditures directly related to acquiring this joint venture agreement and has included this amount within property acquisition costs.  In January 2002, the Company and AngloGold amended the terms of the RLJV agreement to add the Adams Lake gold property to the RLJV in consideration for AngloGold agreeing to incur an additional US$400,000 in exploration expenditures (total US$3.4 million) and to make annual cash payments to the Company of US$10,000.

In addition to the three principal properties described above, the Company has also acquired interests in several other mineral properties located in Ontario, Newfoundland, British Columbia, Nunavut Territory, Canada and Alaska, USA.  The Company will actively seek joint venture partners to carry out further work on other selected properties.  See “Item 3 – Key Information – D. Property, Plants and Equipment,” below.

At December 31, 2002, the Company had working capital of $789,947, which, in addition to the $6.0 million financing conducted in February - March 2003, is sufficient to cover general and administrative costs and fund its proposed exploration programs and maintenance costs on its properties to December 2003.  Should additional programs be undertaken, the Company may require additional funding.  The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any required financing now or in the future.  In the event that none of the Company’s current partners fulfill their funding obligations, the Company will seek additional financing through subsequent partnerships, and failure to obtain additional financing on a timely basis through new partnerships may cause the Company to selectively conduct equity financings.  Failure to secure required funds may cause the Company to forfeit its interest in some or all of its properties or reduce or terminate its exploration programs on some or all of such properties.

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

The basic assumptions that were used to produce the summary of financial forecast are as follows:

1.

For project funding, the Company is relying on approved budgets in connection with property agreements except where noted in the table below (it is noted that some of the budget funds will be subject to some partners’ ability to finance);

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

The general and administrative forecast for the first six months of 2003 is $570,000.  Management fees in the first six months are estimated at $157,000 and therefore will reduce the “net” general and administrative costs to approximately $413,000 on a change of Cash Flow basis.

Because the Company operates in several jurisdictions, it is subject to the regulatory regimes of several provincial, state, or federal governments.  However, when engaged in exploration on its properties, the Company is most affected by environmental legislation.  Government regulation may cause additional expense and capital expenditures, affect the availability of capital, promote or lessen competition, and could result in reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.  See “Item 3 – Key Information – D. Risk Factors – Environmental Factors” and “Governmental Regulation”.

C. Organizational Structure

RML, of 119 – 53rd Street, Delta, British Columbia, Canada, holds 2,300,000 Shares of the Company, or 5.6% of the outstanding shares of the Company as at May 6, 2003.  RML, the principal shareholder and promoter of the Company, was incorporated on June 5, 1995 under the Company Act, and is owned as to one-third by each of J. Garfield MacVeigh, David W. Adamson and Michael J. Gray, all directors and officers of the Company.  The relationship of RML to the Company is one of a holding Company.

The Company has one active wholly owned subsidiary, Rubicon USA, which was incorporated in the State of Alaska on February 9, 1998.

D. Property, Plants and Equipment

The Company’s principal properties are the McFinley Gold Project and the RLJV Property, both located in the Province of Ontario. The Company holds interests in several other mineral properties located in the Provinces of Ontario, Newfoundland, British Columbia and Nunavut Territory, Canada.

Principal Properties

1. McFinley Gold Project, Ontario

Certain segments, namely the Exploration History and Geology and Mineralization sections of the McFinley Gold Project summary have been extracted from the Technical Report on the “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario”, dated May 12, 2003.  The Report was prepared by Qualified Person (QP), David M. Rigg, P.Geo. of Broad Leaf Consultants Inc., and QP Glen M. Hogg, P.Eng., of G.M. Hogg and Associates Ltd.

Acquisition

Water Claims Agreement (“the Water Claims”)

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000 (paid), issue 260,000 shares (issued) and complete U.S.$1,300,000 of exploration prior to March 31, 2006. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of U.S.$50,000 are due annually (to a maximum of U.S.$1,000,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for U.S.$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S.$675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S.$1,000,000 in advance royalty payments described above.

Land Claims Agreement (“the Land Claims”)

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

Both the Water Claims and the Land Claims are amalgamated into one exploration property and are referred to as the ‘The McFinley Gold Project’.  A list of the claims is presented in Appendix 1.

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

Financial difficulties experienced by McFinley Red Lake Mines in 1989 led to a long period of litigation with creditors and ownership dispute between 1990 and 2001. Dominion Goldfields Corporation (“DGC”) was awarded title to the Licenses of Occupation and Mining Lease of the McFinley Property in 2001. DGC and a wholly owned subsidiary 1519369 Ontario Ltd. were subsequently granted ownership of the mining rights and surface rights respectively, to the McFinley Mine Property by a vesting order by the Superior Court of Ontario in 2002. Rubicon Minerals optioned the Property from DGC, and DGC and 1519369 Ontario Ltd., respectively, in two agreements in 2002.

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
1984 to 1985

An agreement with Pheonix Gold Mines Ltd. allowed the reopening of the McFinley shaft and completion of a total of 1,570 feet of drifting and crosscutting on the 150’ and 400’ levels. Metallurgical test work and mineral processing was carried out. Eighty underground drill holes totaling 6,000 feet and sixty nine surface holes totaling 34,870 feet of diamond drilling were completed. Funding difficulties resulted in the project being placed on temporary standby in February 1985.

1985 to 1987

3,775 feet of drifting and crosscutting were carried out on the 150’ and 400’ levels. 23,333 feet of underground drilling, 30 feet of raising and an extensive chip sampling program were completed. A complementary program of 41,874 feet of diamond drilling was also completed in sixty one surface holes.

1987 to 1989

In recognition of a 'Nugget Effect' in sampling results, a decision was made to proceed with a minimum 15,000 ton bulk sample. A 150-tpd mill and tailings area was constructed.  Underground development  (9,482 feet) continued on 150’ and 400’ levels, a new 275’ level and on a ventilation raise from the 400’ level to surface. Additional sampling, diamond drilling (28,642 feet), and metallurgical testing were completed.

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
1500
Meters

Map 2 - Claim Map of the McFinley Property

Resource History of the McFinley Property

Metallurgical test work was performed by Lakefield Research during the mid-1980’s. Bulk sampling operations were carried out during 1985 to 1989 by McFinley Red Lake Mines at their facilities developed on the Property. Operations of McFinley Red Lake Mines were guided by a reputable and experienced consulting engineer, C. Lendrum, P.Eng.  Rubicon continues to recover historical information with respect to this work and no additional metallurgical test work has been undertaken.

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

Mine Location	Zone	Tons	Grade (oz. Au/ton)
North Shaft Area	FWC-3	3,875	0.50
“	C Zone	10,520	0.87
South Shaft Area	FWC-1 & 2	30,600	0.24
“	C-2	128,700	0.11
“	C-3	36,562	0.19
“	WL Zone	10,500	0.49
“	403 Zone	5,000	0.80
“	BX Zone	2,000	0.84
“	D Zone	106,250	0.15
Total Estimated Undiluted Resource		334,007	0.20

                        Table 1 : Inferred Resources, McFinley Peninsula (Hogg. Oct 2002)

Under the standards of reserve and resource definition set forth by National Instrument 43-101 it is Hogg's opinion that this may be classed as an Inferred Mineral Resource. Considering the large amount of sampling and assay data involved in its development, the Inferred Mineral Resource may appear to warrant a higher classification, however the erratic nature of the gold mineralization in the various mineralized zones exposed in the underground workings clearly indicates a strong “nugget effect” on sampling and assaying results. The planned program of bulk sampling, designed and implemented in order to better assess the economic viability of the mineralized system by McFinley Red Lake Mines, remains incomplete. The degree of confidence in indicated assay values does not allow consideration of the resource on an economic basis.

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

A well developed S2-shear fabric commonly overprints the S1 cleavage and generates anastamosing cleavage domains. S2 trends to the NE, subparallel to S1, but dips sub-vertically to very steeply to the west, more steeply than the D Zone-type shear/breccia veins. The fabric is axial planar to several apparent ‘roll’ structures in the Peninsula area and Qtz-Aspy veining (C Zone) is locally developed along this fabric.

A conjugate set of late brittle faults transect the property. These are commonly developed as relatively inconsequential minor faults, seams and fractures. Intense D3 fault corridors are developed however with some corridors up to 200 feet wide, best typified by the E-W trending ‘Shaft Fault’.

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

Banded Iron Formation (BIF) - Chert

The BIF and chert horizons within the MS and MIS have received significant attention since the 1940’s. They provide potential for narrow, sheet-like auriferous zones. The detailed underground investigation of the McFinley Peninsula demonstrates that within these sheets, higher grade zones occur. These plunge shallowly at 30 to 45 degrees to the southwest.

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

Mineralization is best developed within the lowermost stratigraphic BIF horizon, termed the ‘Footwall BIF’ within the MS and MIS. Within the MS, this has been termed the C1-Chert Zone in historical mine plans. Mineralization also occurs within the C2 and C3 units and has been intersected within all five horizons. There is a strong association between well mineralised BIF and sulphide breccia veins.

Sulphide Breccia Veins

The D vein in the mine workings on McFinley peninsula is the best single example of a mineralized D2 Shear currently known on the property. The D Vein has a strike length of several thousand feet and is developed from surface to the depth of current drilling, over 1700 vertical feet. The vein varies from 0.5 feet to several feet in thickness and is characterized by several stages of sulphide-rich infilling. The vein typically contains cataclastic, rounded fragments of quartz, Qtz-Aspy cemented by various sphalerite – Aspy – Galena – Py – Po phases. Displacement cross the D vein is estimated as a minimum of 300 feet. The vein displaces and repeats BIF horizons within the MS.

Additional sulphide breccia veins, D2 sulphide-Qtz veins, and, sulphide-rich D2 shears, occur throughout the stratigraphy of the McFinley Property. The major veins and shears in the McFinley Peninsula area have been termed the D Shear, C shear and A shear and are spaced approximately 200 to 300 feet apart.

 C Zone

‘C Zone’ mineralization occurs on the northern part of McFinley Peninsula. It is located in a ‘roll’ of the Ultramafic EBS contact beneath the MS. Mineralization plunges 25 to 35 degrees to the SW from the 150 level to the 400 foot level where it is displaced by the shaft fault. High grade auriferous mineralization is located:

•

within Qtz-Aspy veins developed along the D2 fabric within mafic volcanics (FBS). Veining is multiple, attains thicknesses of about 5 feet, and may extend over horizontal lengths of 100 to 200 feet., and,

•

in carbonate and sericite altered zones with thin Qtz Veins and disseminated sulphides, within a ‘root’ zone beneath the talc-carbonate altered ultramafic contact. The ‘root’ zone trends along C Shear as the shear crosses and extends to depth within the EBS.

The ‘roll’ structure is developed in response to the intersection of a major D2 shear with the ultramafic contact. Competency differences between the underlying Ultramafic and overlying mafic volcanic rocks  controls the character and environment of mineralization. C Zone type mineralization may be developed extensively along the Peninsula at all intersections between the D, C and A shear and the nearby EBS ultramafic contact.

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

2. Red Lake Properties, Ontario

Through the acquisition of the properties making up the Red Lake Property, the Company has established a large land position in the Red Lake gold camp, Ontario.  The Red Lake Property consists of the Red Lake Joint Venture (“RLJV”) Properties and other Red Lake Properties.  The RLJV Properties consist of the Meunier Property and a number of contiguous individual properties currently under option to the Company including Humlin West, Red Lake West, Red Lake Extension, Red Lake East Coli Lake, MacKenzie, Advance Red Lake, Rivard, Golden Tree, Newman Todd and East Bay Properties.  The Company’s other properties in the district are the McCuaig, Baird, Pipestone North, Pipestone South, Pipestone East, Hammell Lake, and Wolf Bay Properties.

2A. RED LAKE JOINT VENTURE PROPERTY

Joint Venture Agreement with AngloGold (Canada) Exploration Company

In January 2000, the Company signed a Letter of Intent with AngloGold North America Inc., a wholly owned subsidiary of AngloGold Ltd., to option a 60% interest in the majority of its Red Lake Properties.  A formal agreement (the “Rubicon-AngloGold Agreement”) was executed on May 5, 2000 by the Company and AngloGold (Canada) Exploration Company (“AngloGold”), whereby AngloGold earn an initial 60% interest in the properties comprising the Red Lake Joint Venture, in consideration for incurring US$3.0 million in exploration expenditures over five years, of which US$300,000 is a firm commitment for the initial year of the agreement (completed).  The Company will remain the Operator of the Joint Venture until the earlier of the second anniversary of the agreement (January 24, 2002) or until AngloGold has expended US $1.0 million in exploration, at which point AngloGold may elect to become the Operator (in November 2001 AngloGold elected to maintain the Company as operator in 2002).  Upon earning its 60% interest, AngloGold can earn an additional 10% interest by paying the Company US$250,000 within 90 days of vesting for a 60% interest.  Within 100 days of AngloGold vesting for a 60% or 70% interest, the Company can elect to have AngloGold pay all exploration costs until a positive production decision is reached, at which point the Company could maintain its interest by reimbursing AngloGold its share of the costs of the project incurred since the vesting of AngloGold’s interest.  The Company’s interest would be diluted to the extent that it did not make such reimbursements or participate in future cash calls subsequent to a positive production decision.  In January 2002, the Company and AngloGold amended the terms of the RLJV agreement to add the Red lake East Adams Lake gold property to the RLJV in consideration for AngloGold agreeing to incur an additional US$400,000 in exploration expenditures (total US$3.4 million) and to make annual cash payments to the Company of US$10,000.

The Rubicon – AngloGold project, the RLJV, includes the Meunier, Humlin West, Red Lake West, Red Lake Extension, Red Lake East, Coli Lake, Bysshe, Advance Red Lake, Rivard, Newman-Todd, Golden Tree, East Bay and MacKenzie Properties.

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

Included in the properties that comprise English Royalty Acquisition (“ERA”) are certain properties which are held by the Company under the RLJV project.  The specific ERA properties that lie within the RLJV project are: the Red Lake West, Humlin West, Red Lake East, Coli Lake, Baird, Slate Bay English Option, Adams Lake, East Bay and MacKenzie Properties.  The payment terms remain the same for these properties, with AngloGold covering all option and share payment costs.  As of March 7, 2003, in accordance with the terms of the English Royalty Acquisition agreement, these payments are now made to the Company.

Except for existing Company properties, certain of the acquired property interests situated in the Red Lake gold camp may be subject to an area of influence provision with AngloGold.

Location and Description

The RLJV Property (the “Property”) is located in the Red Lake gold camp, Ontario, centered roughly 10 km north of the town of Red Lake. The Property is one of the largest land packages held by an individual company in the Red Lake greenstone belt, and consists of 27 patented mining claims, 2 mining leases (7 claims) and 306 unpatented mining claims, totaling 1335 units and approximately 19,448 ha (194 km2).

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

Owing to the large size of the RLJV Property (19,448 ha) and prolonged history of exploration activity, it is not practical to detail the exploration history for the entire Property. A detailed exploration history is provided only for the five main target areas – DMC, Slate Bay, Humlin, Adams Lake, and Rivard-Advance Red Lake (Map 3A).

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

The Company has carried out systematic exploration on the DMC area since 1996 including geological mapping, lithogeochemical sampling, soil sampling, historical drill core re-logging and resampling (Sherritt-Gordon/Outokumpu drill core).   Exploration by the Company also comprised a 109 line km detailed ground magnetic survey and a 29 line km IP survey during 1997 with follow–up drilling during the winter of 1998.  During 1998, eleven holes were drilled on the Property for a total of 2476 m. The drill holes intersected numerous intervals of gold-mineralization (44 samples with > 1 g/t Au; highest assay 14.4 g/t over 0.4 m) and provided valuable geological information in areas largely overlain by lake cover, including the identification previously unrecognized ultramafic rocks, which are a key rocktype associated with gold mineralization at the major producing mines in the belt.

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

Slate Bay History

Previous to Rubicon

The Slate Bay target area was first prospected by Paul Martin in 1927.  Early work consisted of minor trenching and stripping of gold-bearing sulphidic conglomerates and intrusive rocks. Slate Bay Gold Mines resumed exploration on Paul Martin’s claims in 1945, excavating trenches and completing 19 shallow diamond drill holes. Gold values reportedly averaged 0.10 oz/ton (3.43 g/t) over 15.2 m from the main trench at the #1 Showing, with assays of up to 0.46 oz/ton (15.8 g/t) returned from grab samples (Durocher et al., 1987). Holes were drilled beneath the #1 Showing and the #2 Showing, with much lower gold grades encountered in drill core than at surface. Exploration by Slate Bay Gold Mines ceased following a geological mapping program in 1946. Exact location and orientation of drill holes is unknown.

In 1962, Cochenour Explorations Ltd. drilled 6 holes in and around the area worked by Slate Bay Gold Mines’ showings (Durocher et al., 1987). Exact location of drill holes, assays and logs were not available to the authors.

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

Previous work on Slate Bay target area claims.

Year	Company	Work Done	Area of Property
1927	Paul Martin	prospecting	Head Bay (north end of Slate Bay)
1945 – 1946	Slate Bay Gold Mines Ltd.	trenching and drilling, 19 holes (1266 m) geological mapping	Head Bay (north end of Slate Bay)
1947-1949	Consolidated Fulbro Gold Mines	diamond drilling, 8 holes (223 m)	western shore of Slate Bay (southern part of Slate Bay target area)
1962	Cochenour Explorations Ltd.	diamond drilling, 6 holes (total meters unknown)	Head Bay (north end of Slate Bay)
1982	Bluestack Resources Ltd.	ground magnetic and EM surveys – most work done east of Slate Bay target area and not on Property	central Slate Bay
1987	Pure Gold Resources	diamond drilling, 4 holes (621 m) geological mapping and surface sampling	western shore of Slate Bay (southern part of Slate Bay target area)

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
Red Lake outline
Roads
N
5680000
5670000
5660000
5650000
5640000
Slate Bay
DMC
Adams Lake
Rivard
Humlin
Cochenour-Williams
Campbell
Red Lake
Red Lake
Red Lake
Madsen
2 0 2 4 Kilometers

Humlin History

Previous to Rubicon

The Humlin Target encompasses a large area, measuring approximately 7 km east-west and 3.5 km north-south, that straddles a regional-scale deformation zone referred to as the Pipestone Bay – St. Paul Bay Deformation Zone (Andrews et al., 1987). The area was undoubtedly prospected during the Red Lake gold rush in the late 1920s and early 1930s, but the first record of exploration in MNDM assessment files was by J. Hurnous Sr. & Jr. in 1950. Since 1961 the area has seen intermittent exploration activity, typically consisting of ground magnetic and EM surveys and modest diamond drilling programs. The majority of the exploration was focused on and around the Fisher Islands in Balmer Assemblage volcanic rocks west of the contact with the Dome granitoid stock.

Previous work at the Humlin Target has indicated a permissive environment for gold mineralization, with similar rock types, alteration and structure to those associated with the major producers in the Red Lake camp; however, reported Au values are low and the best drill intersection from 6649 metres of reported drilling is 0.04 oz/ton Au over 5 ft (1.37 g/t Au over 1.52 m).

Adjoining properties to the south (currently under option to Placer Dome Ltd.) contain numerous recognized zones of gold mineralization (e.g. Humlin, and Redruth showings). According to a report by P.A. Fernberg (1986), average grade at the best showings from trenching and drilling from 1940 –1946 ranged from 0.17 – 0.38 oz/ton Au  (5.83 – 13.03 g/t Au) over widths of 1 to 2 ft (0.31  - 0.61 m), with isolated multi-ounce intervals reported. Presumably the proximity of these showings encouraged exploration by previous workers on the largely water covered Humlin Target claims that are currently held by Rubicon. It must be stated, that although geological similarities exist the occurrence of mineralized zones on adjoining properties in not necessarily indicative of similar mineralization occurring on Rubicon’s Property.

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

Three of the holes (HUM-02-02 to HUM-02-04; 823 m) were drilled in a north-northeast directed fence across the Pipestone Bay – St. Paul Bay deformation zone in Balmer strata. The holes intersected variably sheared weak to moderately talc, sericite, carbonate altered ultramafic, gabbro, mafic volcanic and chert breccia. Highly anomalous arsenic values are associated with altered and deformed zones in hole HUM-02-04, with 12 samples carrying greater than 250 ppb As (highest As value was 1180 ppm).

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

Adams Lake History

The Adams Lake Property encompasses and area of approximately 7 km by 3.5 km.  There exists record in MNDM assessment files for 141 diamond drill holes have been completed within the vicinity of the Adams Lake Property since 1946, with 76 drill holes completed on the current RLJV Adams Lake Property.  It is important to note that although a large number of holes have been drilled in the area, many of them have tested shallow targets using very incomplete surface datasets.  For instance drilling by Dickenson in the 1940’s drilled mainly shallow (100 feet) holes into what was likely unmineralized granite.  Below is a summary of exploration conducted in the vicinity of the Adams Lake Property.  The historical record of exploration is thought to be incomplete with very little reporting of assays within assessment file reports.

Previous work on and surrounding the Adams Lake Property:

Year	Company	Work Done	Au assays
1946-1947	Redpointe Gold Mines Ltd.	diamond drilling, 6 holes (2,894.3 feet)	Up to 6.3 g/t across 3 ft and 5.6 g/t across 4 ft
1940’s	Dickenson-Isbel	diamond drilling, 17 holes (1,693 feet)	Intersected granite No assays reported
1957-1959	Cordoba Mines Ltd.	diamond drilling, 50 holes (18,795 feet)	No assays reported
1958	New Dickenson Mines Ltd.	diamond drilling, 3 holes (1,200 feet)	No assays reported
1969-1970	Cochenour-Willans Gold Mines Ltd.	diamond drilling, 8 holes (>1,400 feet)	No assays reported
1970-1971	Petersen Red Lake Mines Ltd.	diamond drilling, 5 holes (1,484 feet)	No assays reported
1974	C. Petersen	diamond drilling, 9 holes (2,439 feet)	No assays reported
1976	C.W. Petersen	diamond drilling, 2 holes (701 feet)	Up to 0.7 g/t Au across 5.5 ft
1977	Dome Exploration Ltd.	diamond drilling, 13 holes (7,401 feet)	No assays reported
1978-1979	Onaping Resources Ltd.	Line cutting, geological mapping, ground magnetic, EM surveys, diamond drilling, 7 holes (3,965 feet, 88 samples)	No assays reported
1980	Beth-Canada Mining Company Ltd.	diamond drilling, 2 holes (795 feet)	No assays reported
1982	Dickenson Mines Ltd.	diamond drilling, 4 holes (1,005.5 feet)	Up to 3.09 g/t across 0.6 metres
1983	Eldor Resources Ltd.	diamond drilling, 7 holes (1,043.5 m)	310 ppb (biotite and carbonate altered mafic rocks) and 240 ppb in sulphidized iron formation
1985	Granges Exploration Ltd.	diamond drilling, 7 holes (477.32 m)	No assays reported
1986	Cominco Ltd.	diamond drilling, 1 hole (300 feet)	No assays reported
1987	Tenajon Silver Corporation	diamond drilling, 2 holes (1,614 feet)	No assays reported

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

Owner/Operator O’Brien Rivard performed selective high-grade mining from surface pits and drilling of 10 holes ranging from 50 to 125 m in length during the 1980’s.  Drill core from these holes was not assayed by Mr. Rivard, however, narrow sections of visible gold are reported.

Rubicon optioned the Rivard Property from the Estate of O’Brien Rivard in August 2002 and commenced exploration on the Property in October 2002, the results of which are presented below.

Advance Red Lake History

Advance Red Lake Gold Mines Ltd. carried out trenching and diamond drilling during the 1940’s of which there is very little record.  Some of the work, including drill hole and trench locations, are presented in Horwood (1945).

During 1985 Noranda Inc. carried out systematic exploration (predominantly in the south and east portion of the Advance Property) comprising line cutting, geological mapping and trench sampling.  Noranda cleared many of the existing trenches from exploration during the 1940’s. These trenches were systematically chip sampled resulting in a maximum reported gold assay of 0.16 oz/t (5.48 g/t).

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

Geology and Mineralization

Regional Geology

The Red Lake gold camp is situated in the Red Lake greenstone belt, an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Province of the Canadian Shield. The Red Lake greenstone belt (“RLGB”) records a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Balmer, Ball, Bruce Channel, Trout Bay, Slate Bay, Huston, and Confederation). The oldest and most economically important is the 2.94 – 2.96 billion year old Balmer assemblage, which consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with lesser felsic volcanic, clastic and chemical sedimentary rocks. The majority of gold occurrences and all of the >1 million ounce gold deposits in the belt are hosted by Balmer assemblage rocks at or near to an angular unconformity with overlying Huston (<2.89 Ga and >2.74 Ga) and Confederation (2.75 – 2.73 Ga) assemblage sedimentary and felsic to intermediate volcanic rocks. Polyphase deformation involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2) reflected in folds and fabrics of low to moderate finite strain. Overall strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization.

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

Axial planar foliation deflects from an azimuth of 090º in the east to 060º in the west, reflecting the regional scale transition from ‘Mine Trend’ fabric (110º) east of the DMC area to ‘Post Narrows Trend’ fabric (060º). Foliation parallel shear zones with intensely developed shear fabrics are developed over widths of 0.5 m to several 10s of meters. Northwest trending strike-slip faults offset stratigraphy by up to 100 m.

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

Structure

The most striking structural feature of the Humlin area is a broad (>1 km wide), ‘Mine Trend’ parallel, regional-scale, northwest trending structure referred to as the Pipestone Bay – St. Paul Bay deformation zone. Based on regional magnetic data and map patterns, the structure appears to have involved ductile, dextral shearing. The structure parallels structures observed in the Campbell and Red Lake mines area, and is considered important as a possible conduit for auriferous fluids. Numerous cross-faults with little or no displacement have been interpreted from magnetic breaks.

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

Structure

Rocks underlying the Rivard Property have been deformed by at least two phases of regional deformation.  D1 deformation occurs as discreet contact parallel deformation zones generally less than 0.5 metres to a few centimetres wide.  D2 deformation occurs as regional- and local-scale northerly vergent open folds with east-west trending axial trace and related weak to moderate cleavage.  F2 folds plunge moderately (50 degrees) to the east-southeast (110 degrees).  Late gold bearing quartz veins (typically 1–5 cm) strike steeply northwest with a second set of similar character striking east-west with a moderate (35 degrees) northerly dip.  These two quartz veins sets are weakly to moderately deformed (folded) by F2 folds.  Major alteration assemblages (ankerite, pyrite) in mafic and ultramafic rocks and older ankerite + quartz veins are overprinted by D2 deformation and the younger quartz veins described above.

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

Mineralization

DMC Mineralization

Mode of Occurrence

Widespread gold-mineralization is documented in the DMC area, both at surface and in drill core. The mineralization can be grouped into 3 principle environments or types, which are described below. Type 1 and 2 show similarity to Pirie’s (1982) Group 1 deposits, whereas Type 3 is similar to Group 2 deposits.

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

Zone C

Gold mineralization at Zone C, located between Dekker and Gentles Islands, occurs in quartz and quartz-ankerite veins in strongly sericite altered intermediate to felsic intrusive rocks developed at the contact between altered ultramafic and basaltic rocks. Mineralization is Type 3 and is characterized by broad intervals of anomalous (e.g. 1.10 g/t gold over 15.50 metres in hole DMC-03-B09 and 0.25 g/t gold over 100 m in hole DMC-03-C06) vein stockwork, with rare higher grade visible gold bearing veins (e.g. 12.2 g/t gold over 0.55 metres in DMC-03-B09 and 8.8 g/t gold over 0.35 metres in DMC-02-C02). Individual veins are typically 1 – 10 cm wide, but locally are as wide as 0.35 – 0.70 m (true width). Skarn-like garnet epidote magnetite altered mafics developed at the contact with intrusive rocks contain up to 1.71 g/t gold over 0.40 metres (DMC-02-C04). The Zone is blind at surface, and drill density is too limited to determine orientation and true thickness of the mineralization.

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

Drilling by Rubicon in 2003 identified low-grade porphyry style Cu-Au-Ag +/- Mo mineralization – a style of mineralization not known by the authors to have been previously documented in the RLGB. Mineralization occurs as a stockwork of 0.1 to 5 cm wide Qtz-Py-Cpy+/-Mo veins and disseminations that were intersected in drill core beneath the center of Slate Bay. This style of mineralization is best developed in variably altered (Biotite-Py-Kspar-Qtz) coarse-grained to porphyritic quartz-monzonite intrusive and broad zones of breccia that contain varying amounts of intrusive, mafic, ultramafic and cherty iron-formation clasts.

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

Drilling on the Rivard Property by the Company has intersected up to 0.42 oz/ton gold over 31 feet (14.32 g/t over 9.45 metres), hosted by visible gold-bearing quartz (+/- carbonate) veins in ultramafic and felsic rocks. This interval includes a very high-grade section of 12 oz/ton gold over 1.0 foot (411 g/t over 0.3 m) plus a number of other mineralized intervals and is similar to the style of mineralization which has been trenched at surface. Insufficient information on gold distribution exists at Rivard to justify cutting back high-grade values to lower grades. Historically, in the Red Lake gold mines, high-grade gold values have been ‘cut’ to 10 ounces per ton values in intervals assaying greater than 10 oz/ton gold. Using this 10 oz/ton cutting factor an average of 0.35 oz/ton gold over 31 feet is indicated.

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

Sampling was carried out from December 10 to December 22, 2002 and covered the entire grid that was used for the CSAMT survey. A total of 67 till samples were collected from hand dug pits (0.5–1 m deep), with traditional soil samples collected from the B-horizon. Till was encountered in only 67 of the 170 sample sites laid out by Overburden. Although the sample density is not ideal, it is sufficient to be of practical use for targeting, particularly in the northern half of the grid area.

Gold analyses were received for 67 till samples from Adams Lake, which although not defining obvious anomaly trains, do indicate that the property is gold enriched. Gold anomalies on the Adams Lake grid were evaluated by comparing the data with regional OGS till sample data. Regionally, a total gold grain count of >3 may be considered above background, and there is a positive correlation between known gold occurrences and samples with > 3 grains. A similar relationship was observed for samples with >0 ‘pristine’ or ‘modified’ gold counts. Six of 67 samples (or 9%) of Adams Lake samples contained total grain counts of >3 total, whereas 24 out of 67 samples (or 35%) of the Adams Lake samples contained 1 or more modified or pristine grains. Pristine and modified grains are gold grains that have preserved much of their original morphology and are thus interpreted to be proximal to source relative to reshaped grains. The Adams Lake block borders the Walsh Lake and Cat Island batholiths in the up-ice direction, which can be assumed  (based on regional till data) to contribute negligible gold to the Adams Lake till. It is concluded that most all of the gold in till at Adams Lake is locally derived, and that a lower total gold count anomaly threshold than that used elsewhere in the belt should be applied (i.e. elsewhere in the belt a significant contribution to the total gold count comes from relatively fertile greenstone in the distant up-ice direction, which is not the case at Adams Lake).

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

Quantec Geoscience Inc. conducted an 8-line Titan MT survey over the property in early February 2003.  The lines range from 2.4–3.0 km in length and are spaced 250–300 meters apart.  Quantec computed 2D MT resistivity and 2D DCIP resistivity and chargeability models. The Titan MT resistivity data provides deep imaging of the 3D-architecture of the property. Sparse drill data resulted in limited control on deep modeling of the data. Technical difficulties were experienced with the collection of the IP component of the survey, which in turn limited its use in drill targeting.

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

2003 drill holes at Zone B intersected a 12 m wide (core length) highly sulphidized, strongly biotite altered ductile shear zone with local cataclastic breccia textures. The core of the shear zone locally contains a sulphide replacement zone (up to 1.4 m in core length) consisting of 15-20% Po-Py-Cpy as fine grained massive disseminations and 1-2 mm stringers subparallel to foliation (Po:Py:Cpy = 80:15:<2). The shear is within ultramafics at or near the contact with mafic volcanics (tholeiite) and based on oriented core data is ‘Post Narrows trend’ parallel (065/80NW). The shear zone marks an abrupt transition from ‘mine trend’ fabric (100 to 120 degrees) to ‘Post Narrows trend’ fabric (50 to 70 degrees), and is considered a significant regional scale structure. Gold mineralization, however, was negligible throughout the 2003 B Zone drill holes.

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

Assay highlights from 2003 drilling at DMC – Zone C.

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

Low grade porphyry style Cu-Au-Ag +/- Mo mineralization was intersected in each of the three holes – a style of mineralization not known by the authors to have been previously documented in the RLGB. Mineralization in holes SB-03-07 and 08 occurs in variably altered (Biotite-Py-Kspar-Qtz) coarse-grained to porphyritic quartz-monzonite intrusive and broad zones of breccia that contain varying amounts of intrusive, mafic, ultramafic and cherty iron-formation clasts. Mineralization occurs as a stockwork of 0.1 to 5 cm wide Qtz-Py-Cpy+/-Mo veins and disseminations that average up to 0.21% Cu, 1.1 g/t Ag, and 0.14 g/t Au over 72.9 m, including 9.00 m of 0.48% Cu, 1.9 g/t Ag and 0.41 g/t Au. In hole SB-03-09, stockwork veining is dominantly hosted by mafic volcanics, which yielded a highest gold assay of 1.89 g/t over 1.0 m. The overall tenor of Cu-Ag-Au mineralization in SB-03-09 is roughly half that of SB-03-07 and 08.

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

Drilling in 2003 intersected up to 0.42 oz/ton gold over 31 feet (14.32 g/t over 9.45 metres) in hole RV-03-07, hosted by visible gold-bearing quartz (+/- carbonate) veins in ultramafic and felsic rocks. This interval includes a very high-grade section of 12 oz/ton gold over 1.0 foot (411 g/t over 0.3 m) plus a number of other mineralized intervals and is similar to the style of mineralization which has been trenched at surface. Insufficient information on gold distribution exists at Rivard to justify cutting back high-grade values to lower grades. Historically, in the Red Lake gold mines, high-grade gold values have been ‘cut’ to 10 ounces per ton values in intervals assaying greater than 10 oz/ton gold. Using this 10 oz/ton cutting factor an average of 0.35 oz/ton gold over 31 feet is indicated. Other high-grade intervals include 0.67 oz/ton gold over 3.28 feet (22.83 g/t over 1.00 m), including 1.82 oz/ton gold over 0.98 feet (62.3 g/t over 0.30 m) intersected in hole RV-03-06. Reported widths may not represent true widths.

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
Underlying Agreements of the RLJV Property:

All acquisition and exploration costs incurred after January 24, 2000 are reimbursed to the Company by AngloGold. Subsequent to March 7, 2003, payments due to Perry English are now due to the Company because of the acquisition of Perry English’s property rights by the Company.

Meunier Property

The Company acquired its interest in the Meunier Property (formerly the Red Lake Core Property) from RML pursuant to the Vend-In Agreement which included a 100% interest in 25 claims (128 units) acquired by RML and the rights and obligations of RML in a letter agreement (the “Red Lake Agreement”) dated January 29, 1996 (as accepted February 5, 1996) between RML and David Meunier, of 403 Dome Street, South Porcupine, Ontario, P0N 1H0, granting an option to acquire a 100% interest in 92 claims (92 units) included in the Meunier Property, Red Lake gold district, Ontario, Canada.  The Company subsequently acquired two additional claims (two units) by staking.

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

As of December 31, 2002, a total of $1,436,501 in exploration and acquisition expenditures has been incurred by the Company and partner AngloGold on the Meunier Property ($1,294,251 – March 31, 2003).

Humlin West Property

The Humlin West Property is located in Fairlie and Baird Townships and the Hammell Lake area, Red Lake Mining Division, Ontario and is contiguous to the Meunier Property to the southwest.  The Company has an option to acquire a 100% interest in 16 unpatented mining claims from Perry English of Souris, Manitoba, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated October 21, 1998 as accepted January 11, 1999, by making cash payments of $102,000 (paid) by May 10, 2002.  In addition, annual advance royalty payments of $20,000 will be due beginning May 10, 2003.  The property is subject to a 2% NSR royalty of which the Company may purchase 1% of the NSR royalty for $1.0 million.

The consideration was determined by arm’s length negotiations.  The Company and partner AngloGold have expended a total of $146,798 on the property as at December 31, 2002 ($146,799 - March 31, 2003).

Red Lake West Property

The Red Lake West Property (formerly the Post Narrows Property) is located in Dome and McDonough Townships, Red Lake Mining Division, Ontario and is contiguous to the north of the Company’s Meunier Property.  The property consists of 16 unpatented claims (90 units).  The Company acquired a 100% interest in the mineral rights from Perry English, who is at arm’s length to the Company, under the terms of a letter agreement dated August 7, 1998 as accepted August 9, 1998.  The Company made cash payments totaling $227,300 by May 10, 2002.  The property is subject to a 2% NSR and a $25,000 per year advance royalty, commencing May 10, 2003.  The Company may purchase 50% of the 2% NSR at any time for $1,000,000 and will retain a first right of refusal on the remaining 1% NSR.  The consideration was determined by arm’s length negotiations.

The Company and partner AngloGold have expended a total of $133,381on the property as at December 31, 2002 ($148,381 – March 31, 2003).

Red Lake Extension Property

The Company owns a 100% interest in 37 claims in the Black Bear Lake, Coli Lake and Sobeski Lake Areas, all of which were acquired by staking.

The Company and partner AngloGold have expended a total of $258,692 on the property as at December 31, 2002 ($258,692 – March 31, 2003).

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

The Company optioned up to 60% of its interest in 116 units to Royal Roads Corp. (“Royal”) in 1999. To earn a 51% interest, Royal must spend $400,000 on exploration expenditures and issue 100,000 of its common shares to the company (25,000 issued).  A further 9% may be earned by Royal by completing an additional $400,000 in exploration expenditures.

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

The Company and partner AngloGold have expended a total of $821,386 on the property as at December 31, 2002 ($1,290,410 – March 31, 2003).

Coli Lake Property

The Coli Lake Property is located in Bateman and Shaver Townships, Red Lake Mining Division, Ontario.  The Company has a 100% interest in five unpatented claims at Coli Lake for which it paid $4,000, and is required to make annual advance royalty payments of $6,000 commencing June 30, 2005.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $500,000.   The consideration was determined by arm’s length negotiations.

The Company and partner AngloGold have expended a total of $5,754 on the property as at December 31, 2002 ($5,803 – March 31, 2003).

Advance Red Lake Property

The Advance Red Lake Property is located in the Ball and Todd Townships, Red Lake Mining Division, Ontario.  The property consists of 13 patented claims.  The Company has an option to acquire surface and mineral rights from Tor Jensen, Belle Madsen, Christopher Proud and Wayne Beach, who are at arm’s length to the Company, under the terms of a letter agreement dated June 27, 2000 as accepted June 28, 2000 The Company obtained the option to acquire a 100% interest in 13 patented mining claims in consideration for the payment of $47,000 ($5,000 paid), payable in stages over seven years. The property is subject to a 2% NSR, of which 1% may be purchased by the Company for $500,000.  The consideration was determined by arm’s length negotiations.

The Company and partner AngloGold have expended a total of $13,563 on the property as at December 31, 2002 ($13,563 – March 31, 2003).

MacKenzie Property

The MacKenzie Property is located in Dome Township, Red Lake Mining Division, Ontario.  The property consists of one unpatented claim.  The Company has an acquired a 100% interest in the mineral rights from Perry English, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated February 14, 2000 as accepted February 19, 2000.  The Company has a 100% interest in one unpatented mining claim unit located in Dome Township for which the Company paid $1,400.  The property is subject to a 1% NSR royalty of which the Company may purchase a 0.5% NSR royalty for $100,000.  The consideration was determined by arm’s length negotiations.

The Company and partner AngloGold have expended a total of $1,630 on the property as at December 31, 2002 ($1,630 – March 31, 2003).

Slate Bay English Option Property

The Slate Bay English Option Property is located in Todd Township, Red Lake Mining Division, Ontario.  The Company has an option to acquire a 100% interest in 13 unpatented mining claims by making cash payments of $78,800 ($13,800 paid) by September 10, 2004.  In addition, annual advance royalty payments of $6,000 will be due beginning September 10, 2005.  The property is subject to a 1% NSR royalty, of which the Company may purchase a 0.5% of the NSR royalty for $500,000. The consideration was determined by arm’s length negotiations.

The Company has expended a total of $24,296 on the property as at December 31, 2002 ($24,296 – March 31, 2003).

Rivard Property

The Rivard Property is located in Todd Township, Red Lake Mining Division, Ontario.  By a Due Diligence/Option Agreement dated August 29, 2002 between the Rivard Estate and the Company, the Company has an option to acquire a 100% interest in one mineral lease by making cash payments of $190,000 and issuing 185,000 shares by August 29, 2005.   The property is subject to a sliding rate NSR of 2.25% to 2.75% dependant on the average price of gold as defined under the Agreement.  The Company may purchase a 1.25% NSR from the Estate at any time for $1,000,000.  The consideration was determined by arm’s length negotiations.

The Company and partner AngloGold have expended a total of $385,336 as at December 31, 2002 ($565,250 – March 31, 2003).

East Bay Property

The East Bay Property is located in Bateman and Black Bear Lake Townships, Red Lake Mining Division, Ontario.  By a letter Agreement dated December 20, 2002, between Perry English and Larry Herbert (the “Owners”) and the Company, the Company has the right to earn a 100% interest in 81 unpatented mineral claims by making cash payments totaling $145,000 ($10,000 paid) and by issuing a total of 100,000 shares (25,0000 issued) by January 30, 2007.  The company grants the owners a 2% NSR.  The Company may purchase 50% of the NSR (i.e. a 1% NSR) at any time for $1,000,000.  The consideration was determined by arm’s length negotiations.

The Company and partner AngloGold spent no money on the property in 2002 and as at March 31, 2003, have expended a total of $37,803.

Newman Todd Property

The Newman Todd Property is located in Todd Township, Red lake Mining Division, Ontario. The Newman Todd property is in a separate agreement between Rubicon and Redstar Gold Corp (“Redstar”), in which Redstar have the option to earn up to a 70% interest in the property. Rubicon’s interest in the Newman Todd property (from 30% to 100% dependent on Redstar vesting) is included in the RLJV. According to an underlying property agreement with Newmont Canada Ltd. and Redstar Gold Corp., Newmont retains a 1.5% NSR if the average gold value per calendar year is less than or equal to US$400 per ounce, or a 2% NSR if the average gold value per calendar year is greater than or equal to US$400 per ounce. The consideration was determined by arm’s length negotiations.

The Company and partner AngloGold spent no money on the property in 2002 and as at March 31, 2003, have expended a total of $3,202.

Golden Tree Property

The Golden Tree Property is located in Hammell Lake Township, Red Lake Mining Division, Ontario.  By a Due Diligence Agreement dated December 13, 2002 and Option Agreement Election Notice dated February 11, 2003, between Maciejewske-Bobinski (the “Owners”) and the Company, granting the Company the right to earn a 100% interest in 11 unpatented mineral claims by making cash payments totaling $90,000 and issuing a total of 60,000 shares by December 13, 2005.  The Company grants the owners a 2% NSR.  The company may purchase 50% of the NSR (I.E. a 1% NSR) at any time for $1,000,000.   Provided that the Vendors still retain an NSR interest, advance royalty payments of $10,000 are to be made by December 13, 2007 and on each anniversary date thereafter until commercial production commences.  The consideration was determined by arm’s length negotiations.

The Company and partner AngloGold  spent no money on the property in 2002 and as at March 31, 2003, have expended a total of $13,035.

2B. OTHER RED LAKE PROPERTIES

The other properties optioned to the Company that do not fall under the RLJV in the Red Lake gold district are the McCuaig Red Lake Joint Venture, Hammell Lake, Killala, Baird, Pipestone North, Pipestone South, Pipestone East, and Wolf Bay Properties (the “Other Red Lake Properties”), described hereafter.

McCuaig Red Lake JV Property

The Company signed a letter agreement with Golden Tag Resources Inc. on December 15, 1997 to earn a 50% interest in three unpatented mining claims located in Dome Township by paying $25,000 (paid) and incurring total exploration expenditures of $450,000 by April 15, 2001 (completed).  The property is subject to a 2% NSR royalty of which the Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retain a right of first refusal on the remaining NSR royalty.  The consideration was determined at arm’s length negotiations.

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

The Company and partner Golden Tag have expended a total of $964,916 on the property as of December 31, 2002 ($1,124,253 – March 31, 2003).

Hammell Lake Property

The Hammell Lake Property is located in Todd Township, Red Lake Mining Division, Ontario.  The property consists of three unpatented claims.  The Company acquired a 100% interest in the mineral rights from Perry English, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated June 27, 2000 as accepted August 13, 2000.  The Company acquired a 100% interest in the property by making cash payments totaling $750.  Beginning August 1, 2004, the Company will make annual advance royalty payments of $6,000 per year provided that the Company maintains its interest in the Hammell Lake Property.  The consideration was determined by arm’s length negotiations.

The Company has expended a total of $20,214 on the property as at December 31, 2002 ($20,714 – March 31, 2003).

Killala Property

The Killala Property is located in the Mulcahy and Killala Property Townships, Red Lake Mining Division, Ontario.  The property consists of 11 unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated June 26, 1999.  The Company entered into a letter agreement for the option to acquire 11 unpatented mining claims in consideration for $75,000 in cash payments ($1,600 paid) in stages prior to September 1, 2004 and the completion of $9,000 in exploration work before September 1, 2002.  The property is subject to an $8,000 annual advance royalty commencing in 2005 and a 2% NSR, half of which the company may purchase for $500,000. The consideration was determined by arm’s length negotiations.

During the year ended December 31, 2002, the Company terminated its option on this property and all related deferred costs were written off.

The Company expended a total of $20,753 on the property as at December 31, 2002.

Redstar Option Agreement

In March 2002, the Company granted Redstar Resources Corporation (“Redstar”) the right to earn up to a 70% interest in several of Rubicon’s properties (a total of 226 claim units) at the western end of the Red Lake gold camp.  The properties included in the option are the Baird, Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties.

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

Baird Property

The Baird Property is located in Todd Township, Red Lake Mining Division, Ontario.  The property consists of two unpatented claims.  The Company acquired a 100% interest in the mineral rights from Perry English, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated June 27, 2000 as accepted August 13, 2000.  The Company entered into a letter agreement for the option to acquire two unpatented mining claims in consideration for the payment of $750 (paid) and annual advance royalty payments of $6,000 per year, provided the Company maintains the claims in good standing with regulatory authorities, commencing August 1, 2004.   The consideration was determined by arm’s length negotiations.

The Company has expended a total of $3,513on the property as at December 31, 2002 ($4,121 – March 31, 2003).

Pipestone North Property

The Pipestone North Property is located in Ball Township, Red Lake Mining Division, Ontario.  The property consists of six unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated August 12, 2000 as accepted August 13, 2000 and as amended November 1, 2001.  The Company obtained the option to acquire a 100% interest in six unpatented mining claims in consideration for cash payments aggregating $89,000 ($14,000 paid) in stages over three years commencing September 1, 2002, and the completion of a minimum of $13,000 in exploration work on the property by September 1, 2002 (completed).  The property is subject to a 2% NSR, one half of which can be purchased by the Company at any time for $500,000.  The consideration was determined by arm’s length negotiations.

The Company has expended a total of $29,175 on the property as at December 31, 2002 ($30,450 – March 31, 2003).

Pipestone South Property

The Pipestone South Property is located in Ball Township, Red Lake Mining Division, Ontario.  The property consists of 18 unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated August 12, 2000 as accepted August 13, 2000 and as amended November 1, 2001.  The Company obtained the option to acquire a 100% interest in 15 unpatented mining claims, in consideration for cash payments aggregating $92,000 ($17,000 paid) and the issuance of 110,000 common shares (issued) paid in stages prior to September 1, 2004 and the completion of a minimum of $26,000 of exploration before September 1, 2002 (completed).  The property is subject to $10,000 advance royalty payments commencing in 2005 and a 2% NSR, 1% of which may be purchased by the Company for $500,000. The consideration was determined by arm’s length negotiations.

The Company has expended a total of $120,755 on the property as at December 31, 2002 ($122,218 – March 31, 2003).

Wolf Bay Property

The Wolf Bay Property is located in Ball Township, Red Lake Mining Division, Ontario.  The property consists of 15 unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated June 26, 2000.  The Company obtained the option to acquire 18 unpatented mining claims in consideration for cash payments aggregating $88,500 ($19,500 paid) prior to August 1, 2004 and the completion of $28,000 in exploration work before September 1, 2002 (completed). The property is subject to an $8,000 annual advance royalty commencing in 2005 and a 2% NSR, 50% of which may be purchased by the Company for $500,000.  The consideration was determined by arm’s length negotiations.

The Company has expended a total of $50,116 on the property as at December 31, 2002 ($51,210 – March 31, 2003).

Pipestone East Property

The Pipestone East Property is located in Ball Township, Red Lake Mining Division, Ontario.  The property consists of six unpatented claims.  The Company has an option to acquire mineral rights from Perry English, who, at the time the agreement was signed, was at arm’s length to the Company, under the terms of a letter agreement dated August 12, 2000 as accepted August 13, 2000 and as amended November 1, 2001.  The Company obtained the option to acquire a 100% interest in 10 unpatented claims, in consideration for cash payments aggregating $81,000 ($11,000 paid) prior to September 1, 2004 and the completion of $12,000 in exploration work before September 1, 2002 (completed).  The property is subject to a 2% NSR, 50% of which may be purchased by the Company at any time for $500,000, and an annual advance royalty of $8,000 commencing in 2005.  The consideration was determined by arm’s length negotiations.

The Company has expended a total of $4,472 on the property as at December 31, 2002 ($4,472 – March 31, 2003).

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

The Company has expended a total of $383,760 on the properties as at December 31, 2002 ($430,303 – March 31, 2003).

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

During 2002 the Company excavated several trenches, carried out geophysical survey work and drilled 21 holes (1045 metres) on Golden Promise’s Jaclyn Zone vein target.

The Company has expended a total of $423,586 on the property as at December 31, 2002 ($433,013 – March 31, 2003).

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

The Company has expended a total of $201,839 on the properties as at December 31, 2002 ($222,382 – March 31, 2003).

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

Prospecting and rock sampling was carried out on all the properties.  Trenching and sampling was completed on the Golden Bullet and Wing’s Point optioned properties.  A high sensitivity helicopter borne 3-D gradient magnetic survey was flown over parts of 4 properties that are included in two separate agreements.

The Company has expended a total of $895,126 on the property as at December 31, 2002 ($877,318 – March 31, 2003).

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

The Company has expended a total of $122,163 on the property as at December 31, 2002 ($125,008 – March 31, 2003).

Great NP Gold Trend Property

The Company acquired approximately 1,500 mineral claims by staking during 2002.

The Company has expended a total of $145,454 on the property as at December 31, 2002 ($145,454 – March 31, 2003).

Option to International Lima Resources Corp.

The Company has optioned the six mineral licences known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. (“Lima”) in consideration for Lima incurring $1.5 million, $1.75 million and $2.0 million respectively, in exploration expenditures and issuing 800,000 of its common shares to the Company.  Lima may earn a 60% interest in the above properties by satisfying the terms of the options and has a firm commitment to spend a total of $650,000 in the first year in connection with the three option agreements.

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

The Company has expended a total of $69,967 on the property as at December 31, 2002 ($90,960 – March 31, 2003).

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

A total of $ 421,730 has been expended on the Property by the Company as at December 31, 2002 ($421,730 – March 31, 2003).

Lewis Lake Property, Newfoundland

The Company acquired a mineral exploration license of 168 mineral claims from the Government of Newfoundland on February 24, 1997.  The property has been modified and now consists of three mineral licences for a total of 264 units.  Located at 49° 17’N and 55° 30’W, the license is 10 kilometres east of the Point Leamington Property.  A portion of the mineral licence (4.81 claims) falls within the area of influence as set out in the Seal Bay Option Agreement with Falconbridge Limited.  Falconbridge Limited has accepted inclusion of this portion of the Lewis Lake Property under the terms of that agreement.

The Company conducted no exploration on the property during 2002.

A total of $288,593 has been expended by the Company as of December 31, 2002 ($203,646 – March 31, 2003).

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

 To December 31, 2002, the Company had expended $512,445 on the property ($512,445 – March 31, 2003).

West Cleary Property, Newfoundland

The West Cleary Property consists of one 16-claim license (256 hectares), located two kilometres west of Robert’s Arm, at 49o 29’ N, 55o 51’ W.

The Company acquired its interest in the West Cleary Property under the Vend-In Agreement.  The Company has assumed the rights and obligations of RML under an agreement with Falconbridge Limited (“Falconbridge”) dated as of March 1, 1996.  Under this agreement, the Company has been granted the right and option to earn an undivided 51% interest in and to the West Cleary Property.  In order to maintain the option, the Company has made exploration expenditures of $81,387 on or before July 1, 1998 (completed; $102,069 has been incurred to December 31, 1999).  The Company provided notice to Falconbridge whereupon it became the owner of a 51% undivided interest in and to the West Cleary Property (dated March 28, 2000).  If the agreement with Falconbridge regarding the Seal Bay Property described above is terminated, then the Company is obligated to post and maintain in force a reclamation bond or letter of credit with respect to the West Cleary Property in favour of Falconbridge. As the Company exercised the option and acquired a 51% interest in the West Cleary Property, the parties have formed an exploration joint venture with the Company having a 51% interest and Falconbridge having a 49% interest.  If either party’s undivided interest in the property and its joint venture interest is reduced to 15% or less, that party’s interest in the joint venture shall be automatically extinguished and converted to a 2% NSR interest.  Falconbridge is at arm’s length to the Company and RML and the consideration payable for the West Cleary Property was negotiated at arm’s length.

The Company conducted no exploration on the property during 2002.

A total of $108,925 has been expended by the Company to December 31, 2002 ($108,925 – March 31, 2003).

ONTARIO

English Royalty Division

The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 and the issuance of 250,000 common shares.  Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake, McCuaig and Wolf Bay.  Accordingly, this agreement will reduce the Company’s aggregate property payments due under these pre-existing options by $414,000, including $114,000 in 2003.

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

Robbie Lake Property, Ontario

The Robbie Lake Property is located 75 kilometres south of Timmins, centred at approximately 47o 45’ N, 81o 25’ W.  On October 12, 2000, the Company entered into a Letter Agreement with Frederick Blake in which Blake agreed to stake eight claims on a best efforts basis on the dates that the claims become available to stake (before October 18, 2000 and March 22, 2001).  The Company agreed to pay Blake’s related staking costs.  In exchange, the Company retains a 1% NSR on all re-staked claims and the right of first refusal to sub-option the property from Blake.  This agreement replaces the November 27, 1996 agreement.

The Company conducted no exploration work on the property during 2002.

A total of approximately $121,716 has been expended by the Company to December 31, 2002 on this property ($121,716 – March 31, 2003).

Serendipity Property, Ontario

The Company has acquired through staking approximately 16 units (3 claims) in the Corless Township, Red Lake Mining Division, Ontario.  The Company has acquired the ground to cover airborne geophysical surveys carried out by the Ontario government in 1978.

The Company has expended a total of $2,020 on the property as at December 31, 2002 ($2,020 – March 31, 2003).

NUNAVUT TERRITORY

Incognita JV Property, Nunavut Territory

The Incognita JV Property is a nickel-copper-platinum group metal property located on the Meta Incognita Peninsula of southern Baffin Island, Nunavut Territory.  The Company holds 91 mining claims under the Incognita Joint Venture with Northstar Exploration Ltd. (“Northstar”) (Northstar 51% / the Company 49%) under which Northstar contributed the initial $2 million in exploration expenditures required for it to maintain a 51% interest (incurred by March 1997).  A two-phase exploration program was conducted in 1997, involving 2,666 metres of diamond drilling and extensive reconnaissance to detailed geological-geochemical-geophysical work to follow-up on positive results from 1996.  No field exploration was conducted in 1998 or 1999 due to low nickel prices.  The target is a komatiite-associated, Thompson Nickel Belt-type or Raglan-type nickel-copper-platinum metal group deposit.

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

The Company has expended $21,844 in exploration and acquisition costs on the property as of December 31, 2002 ($22,344 – March 31, 2003).

BRITISH COLUMBIA

Axelgold Property, British Columbia

The Axelgold Property covers 3,500 hectares and consists of ten four-post and 22 two-post mineral claims (192 units).  The property is located 150 kilometres northeast of Smithers, at 56o 00’ N, 126o 00’ W.

On October 31, 1996, Cyprus Canada Inc. (“Cyprus”) assigned its interest in an agreement dated January 1, 1996 with Lorne Warren regarding four four-post claims and 20 two-post claims to the Company.  Under the terms of this agreement with Mr. Warren, as amended April 13, 2000, the Company must make option payments of $25,000 (paid), share payments of 15,000 (issued) and 25,000 (issued), and incur total exploration expenditures of $365,000 by May 15, 2003 ($137,000 incurred as at December 31, 1999) by the Company and Cypress.  The Axelgold Property is subject to a 3% NSR and a $20,000 per year advance royalty commencing January 1, 2003.  The Company may buy back the 3% NSR for $3,000,000 at any time.  Mr. Warren is at arm’s length to the Company and RML and the consideration was determined by arm’s length negotiation by Cyprus with Mr. Warren.  The Company subsequently staked the remaining two four-post and two two-post claims in April, 1997.

During 2002, the Company optioned a 20% interest in the property to Wheaton River Minerals Ltd. (“Wheaton”) in consideration for Wheaton incurring $350,000 in exploration work prior to November 30, 2002 (completed).  The Company managed a summer 2002 drill program and drilled eight holes for a total of 1364.3 metres.  The optionee has since elected under the option agreement to convert its interest to common shares of Rubicon and accordingly the Company issued 441,528 common shares to that party prior to year end.

To December 31, 2002, the Company and former partner Wheaton River have incurred approximately $843,659 in exploration and acquisition costs.  As at March 31, 2003, the Company has expended $426,227 on the property.

Thumb Peak Property, British Columbia

The Thumb Peak Property is located 90 kilometres north of Bella Coola (53o 12’ N. 127o 05’ W) and consists of two 20-unit, two 18-unit and one 12-unit mineral claims (88 units).  RML’s interest in the property was initially held on its behalf by Michael J. Gray, a director and senior officer of RML and the Company, who subsequently assigned the interest to RML by an assignment effective January 1, 1997.  The Company acquired its 20% interest in the Thumb Peak Property under the terms of an assignment entered into effective the 12th day of February, 1997 from RML for nominal consideration of $10.  Pursuant to the terms of the assignment, the Company agreed to assume all of the right, title and interest of RML in and to the Thumb Peak Property and all of its obligations and/or liabilities relating to the Thumb Peak Property.  The remaining 80% interest is held by Chris Bishop, Paul Jones, Hans Smit and Douglas Hooper (20% each) all of whom are at arm’s length to the Company.  Decisions regarding the property are made by majority vote of the owners.

The Company has expended a total of $7,196 on the property to December 31, 2002 ($7,196 – March 31, 2003).

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

To December 31, 2002, the Company has spent a total of $1,649,314 on the Palmer Property ($1,741,866 – March 31, 2003).

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

Item 5. Operating and Financial Review and Prospects

The Company is a Tier 1 junior exploration company listed on the TSX Venture Exchange (formerly the CDNX), engaged in the acquisition and exploration of mineral properties (see “Item 9 – The Offer and Listing – C. Markets”).  The Company fulfills the maintenance requirements of a “Tier 1” issuer of securities, as defined by Policy 2.5 of the CDNX Corporate Finance Manual.  A Tier 1 issuer must have at least 750,000 listed shares free of resale restrictions, held by public shareholders; at least 200 public shareholders holding at least one board lot, each free of resale restrictions; and at least 10% of the listed shares which are free of resale restrictions held by public shareholders.  Further, the public float of a Tier 1 issuer must have a market value of at least $750,000.  A Tier 1 mining issuer must demonstrate a significant interest in an “Advanced Exploration Property”, and possess sufficient working capital or financial resources to maintain operations and keep principal properties in good standing for 12 months.  Per CDNX Policy 1.1, an “Advanced Exploration Property” means a property which has substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion.  Per Policy 1.1, an “Advanced Exploration Property” generally has the following characteristics: (a) previous exploration on the property includes completion of substantial initial and detailed surface geological, geophysical and geochemical surveying and at least an initial stage of drilling or other form of sampling of mineralization has been completed; (b) initial drilling or sampling on the property has identified potentially economic mineralization based on grade and width or extent of the mineralized zone; (c) the property is not advanced to the point where proven or probable reserves have been documented and usually indicated or measured resources are not yet established, however, inferred resources may be estimated; and (d) an independent geological report recommends a substantial drilling or other sampling program based on the merit of previous results.  A Tier 1 issuer must demonstrate positive cash flow, at least $1,000,000 in revenues in the previous 12 months, or at least $200,000 on expenditures directly related to the development of assets during the previous 12 months.  Finally, a Tier 1 issuer must not substantially reduce or impair its principal operating assets, cease to be an operating issuer, or discontinue a substantial portion of its operations or business for any reason.

The Company does not have any producing properties at this time.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  No appraisal of the value of the Company’s properties has been done to date or will be done, and therefore the properties carrying values as contained in the Company’s financial statements may not prove to be reliable.  The amount of the Company’s administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company’s recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies.  Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company’s business activities and comparisons of financial operating results with prior years may not be meaningful.

At the date of this Form, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it had incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or to be able to realize the costs incurred on a subsequent disposition of the property.  No governmental or regulatory authority has endorsed the viability of the Company’s exploration properties.

The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  The Company’s sole source of financing is by the issue of common stock from treasury.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration and the accompanying capital markets, factors which are beyond the Company’s control.  There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company’s balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Company has mainly financed its business through equity financings.  All methods of financing used include non-flow-through share and flow-through share issuances, joint venture partnerships and matching government incentive grants.  Total financings (gross) for each year have been: 1997 - $5,984,102; 1998 – $1,705,001; 1999 – $1,852,560; 2000 – $2,467,376;  2001 - $2,335,750 and 2002 - $3,841,586.  The philosophy behind the method chosen to finance the Company has been to mitigate dilution as much as possible in conjunction with maintaining the maximum potential reward for the shareholders on key projects.  On this basis, a number of the Canadian projects have been advanced via flow-through financings.  These flow-through financings have mainly been conducted at a premium to the market conditions and therefore minimized dilution to the existing shareholders.  Other projects have been deemed by management higher risk and therefore best advanced with a partner funding most of the sorts of exploration under terms of a joint venture agreement to earn an undivided interest in a particular property.  The joint venture funding strategy has been very important to the Company as it has allowed the Company to advance projects without shareholder dilution, yet remain active in times of industry-wide decreased exploration activity.  In the fourth quarter of 1999, the first quarter of 2000, and the third quarter of 2002, the Company was successful it its bid to qualify for Government Incentive Grants on its Newfoundland properties and in 2001, the Company qualified for a $10,000 grant from the Manitoba Exploration Assistance Program (MEAP).  The following is a breakdown of the gross financing value of all financing types from January 1, 1997 through to December 31, 2002:

Year	Non-Flow-Through Equity	Flow-Through Equity	Joint Venture	Incentive Grant Total	Total
1997	$1,806,000	$2,318,012	$1,860,000	$0	$5,984,012
1998	$545,001	$0	$1,160,000	$0	$1,705,001
1999	$1,441,390	$363,158	$7,000	$41,012	$1,852,560
2000	$1,354,000	$380,000	$652,000	$81,376	$2,467,376
2001	$500,500	$699,250	$1,126,000	$10,000	$2,335,750
2002	$3,841,586	$0	$2,540,000	$44,165	$6,425,151

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2002, 2001, 2000, 1999 and 1998,  should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  These financial statements include the accounts of the Company’s wholly-owned subsidiary Rubicon USA.  The Company’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).

In terms of impact on the Company’s financial statements, the principal difference between U.S. and Canadian accounting standards is with respect to the treatment of mineral property costs.  Under Canadian GAAP, such acquisition and exploration costs may be capitalized as long as the Company has a valid legal right (generally through staking or an acquisition option agreement in good standing) to explore the applicable claims, and has or intends to continue to expend monies in connection with such exploration.  When management elects to not pursue a particular project and/or to maintain in good standing the terms of a property acquisition agreement, for example, the Company under Canadian GAAP would at that point write off to expense the costs incurred to date on that particular project or property.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  Accordingly, the aggregate amount expended on acquisition and exploration each year under Canadian GAAP is generally provided as “Cash used in Exploration Activities”, or the equivalent, in the Statement of Cash Flows.  Non-cash mineral property costs, such as share consideration issued for mineral properties, are required under Canadian GAAP to be supplementally disclosed in a note or footnote to the Statement of Cash Flows.  Under U.S. GAAP, cash and non-cash amounts expended currently relating to mineral property acquisition and exploration are disclosed in aggregate in the Statement of Operations.  Readers are directed to examine Note 12 to the Consolidated Financial Statements of the Company for a detailed analysis of differences between U.S. and Canadian GAAP.  The following table provides an analysis of aggregate mineral property expenditures since January 1, 1998:

	Years Ended December 31,					Jan. 1/98- Dec. 31/02 Totals
	2002	2001	2000	1999	1998
	(Audited)
Mineral property costs – balance at beginning of period – per Balance Sheet under Canadian GAAP	$5,532,393	$6,965,127	$6,393,304	$4,656,259	$3,427,432	-
Mineral Property costs – cash	$5,377,231	$990,383	$644,569	$1,724,341	$1,501,849	$10,238,373
Mineral property costs – common share consideration	$1,708,742	$57,250	$98,500	$99,100	$50,000	$2,013,592
Mineral property option proceeds received – non-cash	($20,000)	Nil	Nil	($2,750)	($5,000)	($27,750)
Mineral property administration fees received	($168,895)	($79,031)	($80,436)	($22,173)	($100,108)	($450,643)
Mineral property costs written-off (expensed)	($171,358)	($2,401,336)	($90,810)	($61,473)	($217,914)	($2,942,891)
Mineral Property Costs – balance at period-end – per Balance Sheet under Canadian GAAP	$12,258,113	$5,532,393	$6,965,127	$6,393,304	$4,656,259	-

The historical expenditures on each of the Company’s principal mineral properties are provided in Item 4, “Key Information - D. Property, Plants and Equipment.”  In general terms, however, the Company’s primary focus during 2002 was on the Red Lake properties whereas in prior fiscal years has been on the Red Lake, Palmer, and Newfoundland Properties.

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

During 1998, the Company again focused its exploration effort on the Red Lake and Seal Bay properties, but also explored the Palmer Property (Alaska).  Further exploration of the Incognita JV Property was put on hold in 1998 due to low nickel prices.  The exploration and acquisition expenditures in 1998, as shown in the preceding table, were $1,551,849 and funded from equity financings.  In addition, there were $1,160,000 in expenditures on the properties that were comprised of contributions from joint venture partners, recoveries that are netted against total costs incurred in the Company’s financial statements.  The exploration expenditures increased in 1998 from 1997 as a result of the Company becoming publicly-traded, providing it with increased access to flow-through and non-flow-through equity financing, and because of increased funding provided by joint-venture partners.  Property write-offs of $217,914 were taken in connection with three properties in Ontario and two in British Columbia, which did not meet the Company’s criteria for drill target exploration.

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

During 2001, the Company was focused on mainly exploring its projects in the Red Lake camp and expended $2,050,611 on mineral exploration and property acquisition with 55% of those expenditures made by joint venture partners.  Property write offs of $2,401,336 in 2001 included one property in Ontario, one property in New Brunswick and a large portion of one property in Nunavut Territory.  The Company disposed of these properties or portions of properties because they did not meet the Company’s criteria for exploration targets at this time.

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

During the three months ended March 31, 2003, the Company’s overall exploration and acquisition expenditures were $3,576,197, of which $1,668,893 or 46.7%, was funded by partners.

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

First Quarter ended March 31, 2003 Compared to the First Quarter Ended March 31, 2002

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the Company’s unaudited consolidated financial statements and related costs.  These financial statements are inclusive of the accounts of the Company’s wholly-owned subsidiary, Rubicon Minerals USA Inc.

During the three months ended March 31, 2003, the Company’s overall exploration and acquisition expenditures were $3,576,197 (three months ended March 31, 2002 - $2,462,303), of which $1,668,893 or 46.7%, was funded by partners (three months ended March 31, 2002 - $789,917 or 32.1%).

At December 31, 2002 and in conformity with current Canadian accounting practices for development stage enterprises, the company altered its accounting policy for management and administration fees received from joint venture partners such as these fees now offset the Company’s historical deferred costs incurred on the properties to which they relate and are no longer included in revenue.  This change in policy was applied retroactively and has resulted in a revised net first quarter 2002 loss of $166,766, or $0.01 per share, compared with a current first quarter 2003 loss of $284,930, or $0.01 per share.  The 2002 loss disclosed previously and prior to this change in accounting policy was $102,428, or $0.01 per share.

The losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (March 31, 2003 - $1,396; March 31, 2002 - Nil) and stock-based compensation (March 31, 2003 - $48,383; March 31, 2002 – Nil).

Total general and administrative expenses, net of non-cash charges, were $232,677 in the first quarter of 2003 compared to $164,736 in 2002. The higher net general and administrative charges are mainly a result of an increase in Investor Relations costs in line with Company growth and, to a lesser extent, additional administration costs associated with operating joint ventures.  Although management and administrative fees for projects have been credited to specific projects in the financial statements, the $117,307 derived from these administrative fees in the first quarter of 2003 (an increase from $64,338 received during the comparative 2002 period) provided cash that partially offset the general and administrative costs of the Company’s operations (see Statement of Cash Flows).

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

The Company’s non-mineral property contracts are as follows:  (1) two Directors of the Company, David W. Adamson and Michael J. Gray, are paid fees based on employment contracts at the rate of $6,500 per month, while a third Director and another Senior Officer,  J. Garfield MacVeigh and Bill Cavalluzzo are paid $5,000 per month.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties; (2) in May, 2002 the Company entered into a 10 month contract with Roman Friedrich & Company (“RFC”) for provision of financial advisory services to the Company.  RFC was paid a retainer of $15,000 per month (renewed for an additional year in March 2003 at a rate of $7500 per month) and was granted 250,000 stock options in 2002 for these services; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years.  The minimum annual lease payments are $66,640.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties.  The total U.S. dollar advanced royalty and assessment fee payments for 2003 will be approximately US$76,500.  The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000, (approximately $2,200,000 of this amount of this has been paid as of April 30, 2003).  Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements.  Overall the Company’s treasury will satisfy the above net commitments.

Year ended December 31, 2002 Compared to the Year Ended December 31, 2001

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the Company’s audited consolidated financial statements and related costs.  These financial statements are inclusive of the accounts of the Company’s wholly-owned subsidiary, Rubicon Minerals USA Inc.

During the year ended December 31, 2002, the Company’s overall exploration and acquisition expenditures were $9.75 million ($2.05 million – 2001), of which $2.54 million, or 26%, were funded by partners ($1.13 million or 55% - 2001).   The 2002 expenditures included acquisition costs of $2.55 million for the McFinley gold project in Red Lake of which $1.43 million was in cash payments and legal costs with the balance in share issuance costs.  Exploration in 2002 involved approximately 20,700 metres of drilling in seven drill programs, a significant increase from 2001 (4100 metres in 3 programs).  The 2002 exploration expenditures included $609,700 in flow-through expenditures (2001 - $500,000).

During the current year and in conformity with current Canadian accounting practices, the company altered its accounting policy for management and administration fees received from joint venture partners such as these fees now offset the Company’s historical deferred costs incurred on the properties to which they relate and are no longer included in revenue.  This change in policy was applied retroactively and resulted in a net 2002 loss of $1,102,112, or $0.04 per share, compared with an adjusted 2001 loss of $2,770,590, or $0.14 per share.  The 2001 loss disclosed previously and prior to this change in accounting policy was $2,601,559, or $0.13 per share.

The losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (2002 - $171,358; 2001 - $2,401,336) and stock-based compensation (2002 - $145,355; 2001 – Nil).  In 2002, the Company had property dispositions which included the Pegg project, Manitoba and a portion of the Incognita JV project, Nunavut.

Total general and administrative expenses, net of non-cash charges, were $775,504 in 2002 compared to $356,948 in 2001. The higher net general and administrative charges are mainly a result of an increase in Investor Relation costs in line with Company growth and, to a lesser extent, administration costs not covered by management fees associated with operating joint ventures.  Although management and administrative fees for projects have been credited to specific projects in the financial statements, the $168,895 derived from these fees in 2002 provided funds that partially offset the general and administrative costs of the Company’s operations (see Statement of Cash Flows).

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

The Company’s non-mineral property contracts are as follows:  (1) two Directors of the Company, David W. Adamson and Michael J. Gray, are paid fees based on employment contracts at the rate of $6,500 per month, while a third Director and another Senior Officer,  J. Garfield MacVeigh and Bill Cavalluzzo are paid $5,000 per month.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties; (2) in May, 2002 the Company entered into a 10 month contract with Roman Friedrich & Company (“RFC”) for financial advisor services to the Company.  RFC was paid a retainer of $15,000 per month (renewed for an additional year in March 2003 at a rate of $7,500 per month) and granted 250,000 stock options for these services; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years.  The minimum annual lease payments are $66,640.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties.  The total U.S. dollar advanced royalty and assessment fee payments for 2003 will be approximately US$76,500.  The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000, (approximately $2,200,000 of this amount of this has been paid as of April 30, 2003).  Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements.  Overall the Company’s treasury will satisfy the above net commitments.

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

The Company’s non-mineral property contracts are as follows:  (1) three Directors of the Company, Mssrs. J. Garfield MacVeigh, Michael J. Gray and David W. Adamson, are paid fees based on employment contracts at the rate of $5,000 per month.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties;  (2) in May, 2001 the Company entered into a contract with Bill Cavalluzzo to conduct investor relations activities for the Company.  Mr. Cavalluzzo’s contract was for $3000 per month based on 4 days work per week; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years.  The minimum annual lease payments are $66,640.

B. Liquidity and Capital Resources

The Company is presently exploring its properties for sufficient ore reserves to justify production.  None of the Company’s properties are yet in production and consequently do not produce any revenue.  As a result, the Company’s ability to conduct operations, including the acquisition and exploration of mineral properties, is based completely on its ability to raise funds, primarily from equity sources.  While the Company believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations beyond then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and initiate development and upon future profitable production or on sufficient proceeds from disposition of such properties.

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

For the years ended December 31, 2002, 2001, 2000, 1999, and 1997, the Company incurred losses of $1,102,112, $2,770,590, $370,928, $357,835, $474,133 and $205,310, respectively.  The losses consisted of general and administrative charges and charges attributed to partial and full property write offs.  The Company’s loss from operations is part of a material trend which the Company expects will continue for the foreseeable future.  The Company’s financial success will be dependent upon the extent to which it can put its properties into production, the development of which can take many years to complete and consequently, the certainty of resulting income is impossible to determine at this time.

The Company had a working capital balance of approximately $795,947 as at December 31, 2002, compared to $1,002,023 as at December 31, 2001, $1,079,388 as at December 31, 2000, $366,800 at December 31, 1999 and $635,600 at December 31, 1998.  The liquid portion of the working capital was partly invested in high-grade conservative money market instruments with a total face value of $981,175 as at December 31, 2002.  The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear interest and carry a low degree of risk.  Some examples of instruments used by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers’ acceptance notes.  The objective of these investments is to preserve funds for exploration.  There are no restrictions on the investments that the Company can purchase.

At May 6, 2003, the outstanding options and warrants represented a total of 9,108,475 shares issuable for a maximum of $9,228,699 if these options and warrants were exercised in full.  The exercise of the options and warrants and is completely at the discretion of the holders and the Company has no indication that any of these dilutables will be exercised.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties.  The total U.S. dollar advanced royalty and assessment fee payments for 2003 will be approximately US$76,500.  The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000, (approximately $2,200,000 of this amount of this has been paid as of April 30, 2003).  Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements.  Overall the Company’s treasury will satisfy the above net commitments.

C. Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration enterprise and does not engage in conventional research and development.  It has not incurred research and development expenses or adopted research and development policies within its last three fiscal years.  However, the Company conducts extensive mineral exploration activities (see “Item 4 - Information on the Company – D. Property, Plants, and Equipment,” above).

D. Trend Information

The Company is a mineral exploration enterprise.  Consequently, there is no production, sales, or inventory in the conventional sense.  The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development, if initiated, may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The Company lacks mineral reserves and to date has failed to produce revenues.  See “Item 3 – Key Information – D. Risk Factors – Mineral Exploration and Development” and “Economics of Developing Mineral Properties” above.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the metals produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

J. Garfield MacVeigh, B.Sc. (Hons.), Chairman of the Board and a Director of Rubicon Minerals Corporation, received his B.Sc. from Queen’s University at Kingston in 1972.  Garfield has over 30 years of experience in gold and base metal exploration in Canada, U.S.A. and Central America.  Past positions held by Garfield included the following:  District Manager for LAC Minerals Ltd., Senior Project Manager for Lac Minerals (USA) Inc., Senior District Geologist for Falconbridge Limited, Senior Exploration Consultant for Falconbridge Dominicana and Project Geologist for Westmin Resources Ltd.  Garfield was involved in the exploration of the Red Mountain gold deposit near Stewart, B.C., Canada.

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

Douglas B. Forster, B.Sc., M.Sc., P.Geo., a Director of Rubicon Minerals Corporation, has been associated with the mineral exploration and mine development industry for the past 20 years.  He holds a Bachelor of Science degree (Geology – 1981), and a Master of Science degree (Economic Geology – 1984) from the University of British Columbia.  From 1978 to 1986 Mr. Forster held a variety of geological positions with both junior and senior mineral exploration companies including Rio Algom Exploration Inc., Greater Western Petroleum Corp., Homestake Mineral Development Co. and United Mineral Services Ltd.  From 1987 to 1994 Mr. Forster held senior executive and/or managing director positions with mine development companies listed on the TSX Venture Exchange (formerly the CDNX and Vancouver Stock Exchange), The Toronto Stock Exchange and NASDAQ including El Condor Resources Ltd. (1991-1994), Farallon Resources Ltd. (1991-1994), Taseko Mines Limited (1990-1994), Covenant Resources Ltd. (1990-1994), Continental Gold Corp. (1987-1990), North American Metals Corp. (1988) and Pacific Sentinal Gold Corp. (1987-1994).  Mr. Forster is President of Quarry Capital Corporation and since 1994 has been assisting resource and technology companies in matters pertaining to corporate development and finance.  He is a director of Odyssey Resources Limited (2001 to present), Sonic Environmental Solutions Inc. (2002 to present) and Radiant Communications Inc (2000 to present).  Mr. Forster is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, Canada.

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

Although Mssrs. MacVeigh, Adamson, and Gray hold positions with Rubicon Management Ltd. (“RML”), the sole purpose of RML is to act as a holding company.  RML does not actively conduct business, nor does it have a management relationship with the Corporation.  Consequently, as indicated above, Mssrs. MacVeigh, Adamson and Gray devote substantially all of their time to the Corporation.

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

Notes:

(1)  Options granted on August 8, 2002 exercisable at $0.83 per Share until expiry on August 8, 2007.

Options to purchase shares in the capital stock of the Company are granted by the Board of Directors of the Company.  At the time of grant the maximum number of shares which could be issued under stock options was 10% of the issued capital of the Company.  The stock options were granted under the policies of the TSX Venture Exchange and at that time the exercise price of the stock options was not permitted to be lower than the average of the closing prices of the shares of the Company for the 10 trading days immediately preceding the date of grant.  The terms of the stock option agreements provide that the options will terminate 30 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee’s personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock options.

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

The August 1, 1996 employment agreements with Messrs. MacVeigh and Adamson provide that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. MacVeigh or Mr. Adamson exercisable at any time within six months after the date of such event, Mr. MacVeigh or Mr. Adamson may elect (“Election”) to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. MacVeigh or Mr. Adamson an amount equal to the annual salary then in effect.

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

The criteria used to determine the amount payable to the Named Executive Officers was based on industry standards and the Company’s financial circumstances.  The January 1, 2002 employment agreement with Mr. Adamson was accepted by the Board of Directors based on recommendations of the Remuneration Committee.

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

Other than as disclosed herein, neither the Company nor its subsidiaries have entered into contracts providing for benefits to the directors upon termination of employment.  Messrs. MacVeigh, Gray, and Adamson have entered into employment agreements with the Company.  Those agreements may provide for a year’s salary upon termination of employment (see “Termination of Employment, Change in Responsibilities and Employment Contracts,” above).

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

During the fiscal year ended December 31, 2002, tax compliance services were performed by the Company’s independent accountants, with the approval of the Company’s audit committee.

The Company also has formed a remuneration committee which consists of the Company’s outside related director, David R. Reid and outside, unrelated director, Douglas B. Forster who determine executive compensation.

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

E. Share Ownership

With respect to the persons listed in “Item 6 – Directors, Senior Management and Employees – B. Compensation,” above, the following table discloses the number of Shares and percent of the Shares outstanding held by those persons, as of May 30, 2003.  The Shares possess identical voting rights.

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

The size and value of stock options granted to officers and directors is determined by the board of directors upon consideration of market conditions and the policies of the Exchange.  TSX Venture Exchange Policy 4.4 provides that the aggregate number of shares that may be reserved for issuance as incentive stock options or other stock purchase or option plans must not exceed (a) 10% of the outstanding shares at the time of grant, unless the grant is under a stock option plan which has been accepted by the TSX Venture Exchange; and (b) 5% of the issued shares to any one individual at the time of granting.  TSX Venture Exchange Policy 4.4 restrains the directors’ abilities to issue stock options.  The TSX Venture Exchange may refuse to accept an option for filing if the TSX Venture Exchange is not satisfied that the incentive stock options are distributed on an equitable basis, having regard to (a) the number of optionees; (b) the frequency of optionee turnover; (c) the size of allocations to new optionees; and (d) the duties and qualifications of the optionee in relation to his or her position.  For Tier 1 issuers like the Company, TSX Venture Exchange Policy 4.4 states that an individual can receive grants of no more than 5% of the outstanding listed shares of the Company on a yearly basis.  In addition, the TSX Venture Exchange policy provides that the Company’s shareholders, at a shareholders’ meeting, must approve any stock option plan or grant that, together with all of the Company’s other previously established stock option plans or grants, could result at any time in the number of listed shares reserved for issuance under stock options exceeding 10% of the outstanding listed shares.  Generally, the number of stock options allotted by the Company is 5% of the issued and outstanding share capital of the Company.

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

There have no significant changes in holdings by any of the 5% shareholders within the last 3 years.  As at April 29, 2002, John Tognetti held 4,495,583 shares and as at August 10, 2001 John Tognetti held 3,273,276 shares.  RML’s share position has remained the same.

None of the foregoing shareholders have voting rights different from the voting rights of other shareholders.

Record Holders Resident In the United States

Based upon the Company’s knowledge, and according to the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., the following table sets forth certain information regarding record holders of the Company’s equity securities resident in the United States as of May 30, 2003:

Title of Class of Securities	No. of Holders Resident in the U.S.	Total Shares Outstanding	Shares Held by U.S. Residents	Percentage Held by U.S. Residents
Common Shares	9	40,906,175	537,110	1.31%

Controlling Corporations

RML, of 119 – 53rd Street, Delta, B.C., Canada, holds 2,300,000 Shares, or 5.6% of the outstanding shares of the Company.  RML, a principal shareholder and promoter of the Company, was incorporated on June 5, 1995 under the Company Act.  It is owned as to 1/3 each by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray, all directors and officers of the Company.  RML possesses a controlling interest, the direct or indirect power to direct the management and policies of the Company.

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

Three directors of the Company, Messrs. J. Garfield MacVeigh, Michael J. Gray and David W. Adamson, were paid an aggregate of $226,000 during 2002 (2001 - $180,000; 2000 - $180,000; 168,000–1999; 1998 - $171,000; 1997 - $180,000) and $54,000 during the first quarter of 2003 for administration and mineral exploration services provided to the Company, fees based on $5,000 monthly employment contracts dated August 1, 1996.  These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

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

The Company has entered into indemnity agreements with directors J. Garfield MacVeigh, David W. Adamson, Michael J. Gray, Douglas B. Forster and David R. Reid.  The Company has agreed to indemnify those individuals from all claims in connection with actions taken by reason of their positions as directors (and where applicable, officers) of the Company, provided that the director acted honestly and in good faith with a view to the best interests of the Company, and in the case of a criminal or administrative claim, action, proceeding or investigation, the director had reasonable grounds for believing that his conduct was lawful.  The agreements are subject to the requirements of the Company Act.  Section 118 of the Company Act requires a director, in exercising the director’s power and performing the director’s functions, to act honestly and in good faith and in the best interests of the Company.  Section 120 of the Company Act requires every director who is in any way interested in a proposed contract or transaction with the Company to disclose the nature and extent of the director’s interest at a meeting of the directors.  Section 120 requires that the disclosure occur at the meeting at which a proposed contract or transaction is first considered, or, if the director was not present at such meeting, at the first meeting after the director becomes interested, or at the first meeting after the relevant facts come to the director’s knowledge.  Section 121 renders a director liable to account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he or she discloses his or her interest, after the disclosure the proposed contract or transaction is approved by the directors, and he or she abstains from voting on the approval of the proposed contract or transaction, or unless the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by special resolution.

Craig J. Nelson resigned as a director of the Company on March 23, 2000, but participated in some of the Company’s private placements during the three most recently completed fiscal years, during the term of his directorship.

RML is a holding company for 2,300,000 shares in the Company, a third of which are each beneficially owned by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray.  These individuals are directors of RML.  See “Item 6 – Directors, Senior Management and Employees – A. Directors and Senior Management.”  No other arrangements exist between RML and the Company.

Since January 1, 2002, one insider of the Company has participated in the Company’s private placements.  TSX Venture Policy 1.1 deems John Tognetti an insider of the Company, because he owns approximately 10.7% of the outstanding shares of the Company, more than 10% of the voting rights attached to all outstanding voting shares of the Company.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Included under Item 17 are the Consolidated Financial Statements of the Company (the “Financial Statements”), as at December 31, 2002 audited by De Visser Gray Chartered Accountants (formerly De Visser & Company), independent Chartered Accountants.  The Financial Statements are accompanied by the auditors report (the “Audit Report”) and related notes.  Also included under Item 17 are the unaudited Consolidate Financial Statements of the Company as at March 31, 2003, prepared by the Company’s management.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.  There are no legal proceedings to which the Company is a party, nor to the best of the knowledge of the Company’s management are any legal proceedings contemplated.

Dividend Policy

The Company has not paid dividends in the past and it has no present intention of paying dividends on its Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time.  All of the Company’s Shares are entitled to an equal share of any dividends declared and paid.

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

•

The Company has optioned the six mineral claims known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. (“Lima”) as part of three option agreements in consideration for Lima incurring $1,500,000, $1,750,000, and $2,000,000 in exploration expenditures and issuing 800,000 of its common shares to the Company.

•

The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for the cash payment of $500,000 and the issuance of 250,000 common shares.  Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red Lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake and Wolf Bay.  Accordingly, this agreement will reduce the Company’s aggregate property option payments by $414,000 (including $114,000 in 2003) from the total potential future amounts disclosed at note 7 to the financial statements for the year ended December 31, 2002..

Item 9. The Offer and Listing

A. Offer and Listing Details

There is no offer associated with this annual report.

RMX Trading History

The Shares are traded on the TSX Venture Exchange under the symbol “RMX”.  The following table sets forth the low and high sales prices for the Shares on the Exchange (and its precursors, the CDNX and the Vancouver Stock Exchange), for each full quarterly period within the fiscal years ended December 31, 2001 and 2002, for the quarter ended March 31, 2003, for each of the five most recent full fiscal years and for each of the most recent six months.  There was no trading in shares prior to November 19, 1997.  There have been no significant trading suspensions in the prior three years.

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

The Company’s Shares are quoted on the U.S. OTCBB under the symbol “RUBIF”.  The following table sets forth the close bid, close ask and close price for the Shares on the OTCBB, for the last three quarterly periods within the fiscal year ended December 31, 2002, for the quarter ended March 31, 2003 and for each of the most recent six months.  The Company was not quoted on the OTCBB prior to June 2002.   The prices below are stated in US dollars.

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

C. Markets

The Company’s Shares are listed for trading with Tier 1 status, under the symbol “RMX”, on the TSX Venture Exchange (formerly the CDNX) in Vancouver, British Columbia, Canada, and have traded on the Exchange since the CDNX’s creation on November 29, 1999.  The Shares were listed on the Vancouver Stock Exchange on November 19, 1997, prior to the creation of the CDNX through the merger of the Vancouver and Alberta Stock Exchanges effective November 26, 1999.  The Company is currently a “reporting issuer” under the Securities Act.  The Company possesses Tier I status, under the classification of a “mining issuer.”

The NASD has assigned the Company the OTC U.S. trading symbol “RUBIF.”  As of May 30, 2003 the Company’s Shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company’s Shares.

Item 10. Additional Information

A. Share Capital

Not required when filing Form 20-F as an annual report.

B. Memorandum and Articles of Association.

This information is incorporated by reference to the Company’s Form 20-F Registration statement, Item 10.B as filed on August 13, 2001.

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

2.

Roman Friedrich & Company

In May 2002 the Company entered into a 10 month contract with Roman Friedrich & Company (“RFC”) for financial advisor services to the Company.  RFC was paid a retainer of $15,000 per month (renewed for an additional year on April 7, 2003 at a rate of $7,500 per month) and granted 250,000 stock options for these services.

3.

Shareholder Rights Plan

In February 2002 the Company entered inter a Sharholder Rights Plan Agreement with Computershare Trust Company of Canada and was approved by the Company’s Shareholder’s at its 2002 Annual General Meeting held on June 6, 2002.

D. Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company’s Shares, other than withholding tax requirements.  Any remittances of dividends to United States residents are subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See ”Item 10 – Additional Information – E. Taxation.”

Except as provided in the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the Company is not controlled in fact through the ownership of voting shares.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

The Act specifically exempts certain transactions from either notification or review.  Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E. Taxation

THE FOLLOWING SUMMARIES ARE OF A GENERAL NATURE ONLY AND ARE NOT INTENDED AND MUST NOT BE CONSTRUED AS ADVICE TO ANY PARTICULAR INVESTOR.  EACH INVESTOR SHOULD CONSULT THE INVESTOR’S OWN LEGAL AND TAX ADVISORS AS TO THE TAX AND LEGAL CONSEQUENCES OF THE INVESTMENT APPLICABLE TO THE INVESTOR’S PARTICULAR CIRCUMSTANCES.

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Shares in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the Shares of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 30% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 10% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for the purposes of the ITA.  Shares of the Company will be considered taxable Canadian property to a non-resident holder if:

(a) the non-resident holder;

(b) persons with whom the non-resident holder did not deal at arm’s length, or;

(c) the non-resident holder and persons with whom he did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see “Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the recipient is exempt from such procedures.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  Additionally, Treasury Regulations effective January 1, 2001 would modify some of the rules discussed above generally with respect to payments with respect to common shares made after December 31, 2000.  In particular, a payor or middleman within the U.S. will be required to withhold 31% of any payments to a holder of common shares of dividends on, or proceeds from the sale of, common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Because the current and pending Treasury Regulations are fact specific and complex, U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year was “foreign personal holding company income” (e.g. dividends, interest and similar income), the Company may be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.  The Company does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable

H. Documents on Display

The documents described herein may be inspected at the offices of Davis & Company, Barristers & Solicitors, at Suite 2800 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7, during normal business hours.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the “Evaluation Date”) within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings and Form 6-K reports.

There were no significant changes made in the Company's internal controls during the period covered by this report or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

AUDITORS’ REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets and statements of deferred property costs of Rubicon Minerals Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 14, 2003

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets

(Stated in Canadian Dollars)

	As at December 31,
	2002	2001
Assets
Current assets
Cash	$ 1,159,966	$ 1,008,686
Amounts receivable	64,369	81,750
Goods and services tax receivable	120,028	39,049
Prepaid expenses	5,456	6,863
	1,349,819	1,136,348

Investments (note 4)	40,119	20,119
Capital assets - net of accumulated amortization of $79,460 (2001 - $69,565)	38,954	27,515
Deferred property costs (note 7)	12,258,113	5,532,393
$ 13,687,005		$ 6,716,375

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 553,872	$ 134,325

Shareholders’ Equity
Share capital (note 8(a))	18,935,162	11,281,967
Deficit	(5,802,029)	(4,699,917)
	13,133,133	6,582,050
	$ 13,687,005	$ 6,716,375

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors:
“Michael J. Gray”	“Douglas B. Forster”
Michael J. Gray Chief Financial Officer, Director	Douglas B. Forster Director

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

* Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the fiscal year ended December 31, 2002, the Company issued 1,426,028 (2001 – 125,000; 2000 - 175,000) of its common shares at a value of $1,656,612 (2001 - $57,250; 2000 - $98,500), and received 125,000 (2001 – Nil; 2000 - 43,687) common shares of other companies valued at $ 20,000 (2001 – Nil; 2000 - $6,553) pursuant to the terms of property joint venture agreements.  During the current year the Company issued stock options having a fair value of $52,130 pursuant to the terms of a property acquisition agreement.

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its wholly-owned U.S. subsidiary, Rubicon Minerals U.S.A. Inc.

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

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

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

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.

Capital Assets

Capital assets are recorded at cost and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.  Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income.

Joint Ventures

The Company conducts some of its property exploration activities in conjunction with other companies in unincorporated joint ventures.  Under Canadian GAAP, the Company accounts for its interests in joint ventures using the proportionate consolidation method; under U.S. GAAP, joint ventures are accounted for by the equity method.  There is currently no direct impact upon the Company’s financial statement presentation resulting from the difference in Canadian and U.S. accounting standards for joint ventures, as the Company’s share of all expenditures incurred by joint ventures has to date been deferred within deferred property costs.  Refer to note 7.

Financial Instruments and Financial Risk

The Company’s financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company’s investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year.  If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.  Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

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

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

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

4.

INVESTMENTS

The Company’s marketable and other securities, typically acquired through various property transactions, are summarized as at each balance sheet date as follows:

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

7.

PROPERTY INTERESTS

The following is a summary of the Company’s principal property interests, segregated by geographical location.  It is not a comprehensive listing of all past or present property interests.

CANADA

ONTARIO

Red Lake Mining Division (refer also to note 12 for a material subsequent event involving principally the Company’s Red Lake property holdings)

Red Lake Properties

McFinley Gold Property

Pursuant to the terms of two separate agreements the Company during the year acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

Water Claims Agreement (“the Water Claims”)

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000 (paid), issue 260,000 shares (issued) and complete U.S. $1,300,000 of exploration prior to March 31, 2006. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of U.S. $50,000 are due annually (to a maximum of U.S. $1,000,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for U.S. $675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S. $675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S. $1,000,000 in advance royalty payments described above.

Land Claims Agreement (“the Land Claims”)

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

RLJV Properties

Agreement with AngloGold (Canada) Exploration Company (“AngloGold”) – RLJV Properties

During the year ended December 31, 2000, the Company signed a joint venture agreement with AngloGold, whereby AngloGold can earn an initial 60% interest in the properties comprising the Red Lake Joint Venture (“RLJV”), in consideration for incurring U.S. $3.0 million in exploration expenditures over five years, of which U.S. $300,000 was a firm commitment for the initial year of the agreement (completed).  The Company will remain the Operator of the Joint Venture until the earlier of the second anniversary of the agreement (January 24, 2002) or until AngloGold has expended U.S.$1.0 million in exploration, at which point AngloGold may elect to become the Operator (in November 2001 AngloGold elected to maintain the Company as Operator for 2002).  Upon earning its 60% interest, AngloGold can earn an additional 10% interest by paying the Company U.S. $250,000.  Within 100 days of AngloGold vesting for a 60% or 70% interest, the Company can elect to have AngloGold pay all exploration costs until a positive production decision is reached, at which point the Company could maintain its interest by reimbursing AngloGold its share of the costs of the project incurred since the vesting of AngloGold’s interest.  The Company’s interest would be diluted to the extent that it did not make such reimbursements or participate in future cash calls subsequent to a positive production decision. During 2000 the Company incurred an aggregate of $35,461 in expenditures directly related to acquiring this joint venture agreement and has included this amount within property acquisition costs.

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

The Company optioned up to 60% of its interest in 116 units to Royal Roads Corp. (“Royal”) in 1999. To earn a 51% interest, Royal must spend $400,000 on exploration expenditures and issue 100,000 of its common shares to the company (25,000 issued).  A further 9% may be earned by Royal by completing an additional $400,000 in exploration expenditures.

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

Redstar Option Agreement

During the current year, the Company granted Redstar Resources Corporation (“Redstar”) the right to earn up to a 70% interest in several of Rubicon’s properties (a total of 226 claim units) at the western end of the Red Lake gold camp.  The properties included in the option are the Baird, Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties.

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

Glenwood-Botwood Basin Gold Trend

The Company has entered into seven option agreements to earn a 100% interest in a total of 1,114 claims for aggregate consideration of $478,000 ($76,000 paid) in cash and the issuance of 210,000 shares (62,000 issued) over four years, and the granting of 2% NSR’s of which 1% can be purchased for varying amounts between $1 million to $2.5 million at any time.  The Company has a 100% interest in an additional 2,340 claims acquired by staking.

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

NUNAVUT

Incognita Joint Venture Property

Baffin Island

The Company has a 49% interest in a joint venture with Northstar Exploration Ltd. (“Northstar”) to carry out exploration on 91 mining claims.  Northstar has spent the initial $2 million on exploration on the property to obtain its 51% interest in the joint venture.

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

During the comparative year, the Company optioned a 50% interest in the Pegg property to Iriana Resources Corporation (“Iriana”), for which Iriana is to spend $850,000 on qualifying exploration work prior to March 1, 2005 and make aggregate cash payments of up to $80,000 ($15,000 received) to the Company, with each payment subject to reduction to zero if specified exploration expenditures have been incurred prior to the payment due date.  The Company serves as the project operator and Iriana funds the exploration expenditures on a cash call basis.  Iriana has dropped its interest in this option agreement.

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

To maintain the lease, the Company is required to make annual advance royalty payments of U.S. $42,500 and pay assessment fees of U.S. $34,000. The Company was also required to issue a total of 200,000 common shares (issued).  The lease is subject to a 2.5% net smelter return (“NSR”) royalty of which the Company may purchase portions of the NSR up to a maximum of 1.5% as follows: 0.5% for U.S. $1,000,000 at any time before the sixth anniversary of the date of the mineral lease; 0.5% for U.S. $2,000,000 before the seventh anniversary; and 0.5% for U.S. $3,000,000 before the tenth anniversary. The Company has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease. The advance royalty payments are deductible from the NSR royalty.

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

b)

Stock Options

The following is a summary of the changes in the Company’s outstanding stock options for the 2002, 2001, and 2000 fiscal years.

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

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

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

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

h)

Stockholders’ Equity

i)

Accumulated Other Comprehensive Income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholder’s Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note.  The only item in the Company’s financial statements impacting Comprehensive Income is the unrealized gains and losses on the Company’s long-term investments.

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under U.S. GAAP:

Accumulated Other Comprehensive Income - December 31, 1999	$ 1,500
Other Comprehensive Loss – 2000	(6,101)
Accumulated Other Comprehensive Loss - December 31, 2000	$ (4,601)
Other Comprehensive Income – 2001	5,101
Accumulated Other Comprehensive Income - December 31, 2001	$ 500
Other Comprehensive Loss – 2002	(813)
Accumulated Other Comprehensive Loss - December 31, 2002	$ (313)

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

The Company’s share capital balance under Canadian GAAP would be impacted as follows by the pro-forma application of this U.S. GAAP standard:

	2002	2001	2000
Share capital under Canadian GAAP	$ 18,935,162	$ 11,281,967	$ 10,030,775
Deferred tax benefit included in income under U.S. GAAP - 1999	(24,436)	(24,436)	(24,436)
Deferred tax benefit included in income under U.S. GAAP - 2000	(134,000)	(134,000)	(134,000)
Share capital under U.S. GAAP	$ 18,776,726	$ 11,123,531	$ 9,872,339

  iii)

Investments

Under Canadian GAAP, no write-down to market values is required if an investment is considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment.  Under U.S. SFAS 115, the investments held by the Company are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholder’s Equity.

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

11.

COMPARATIVE FIGURES / CHANGE IN ACCOUNTING POLICY

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

Specifically, during the current year the Company altered its accounting policy for management and administration fees earned such that these fees are now offset against the historical costs incurred by the Company on the properties to which they apply, with only any excess amounts included in current operations.  Previously, the Company had recorded these amounts within income on a current basis.  Comparative figures have been revised in accordance with this change in policy, which has been implemented on a retroactive basis, and the Company’s Deficit at December 31, 1999 has been increased from its previously-disclosed balance by the aggregate of the following historical fee revenue amounts received to that date, which have been credited against the December 31, 1999 deferred cost balances of certain properties as follows:

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

•

The Company has optioned the six mineral claims known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. (“Lima”) in consideration for Lima incurring $1,500,000, $1,750,000, and $2,000,000 in exploration expenditures and issuing 800,000 of its common shares to the Company.

•

The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for the cash payment of $500,000 and the issuance of 250,000 common shares.  Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red Lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake and Wolf Bay.  Accordingly, this agreement will reduce the Company’s aggregate property option payments by $414,000 (including $114,000 in 2003) from the total potential future amounts disclosed at note 7 to these financial statements.

RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

March 31, 2003

and

March 31, 2002

*

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets

(Stated in Canadian Dollars)

As at March 31, 2003 (unaudited – Prepared by Management) and December 31, 2002 (audited)

	March 31,	December 31,
	2003	2002
Assets
Current assets
Cash and cash equivalents	$ 6,046,833	$ 1,159,966
Amounts receivable	310,790	64,369
Goods and services tax receivable	86,451	120,028
Prepaid expenses	14,897	5,456
	6,458,971	1,349,819

Investments	40,119	40,119
Capital assets	38,189	38,954
Deferred property costs (statement, note 4)	14,046,714	12,258,113
	$ 20,583,993	$ 13,687,005

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 1,301,654	$ 553,872

Shareholders’ Equity
Share capital (note 5a)	25,369,298	18,935,162
Deficit	(6,086,959)	(5,802,029)
	19,282,339	13,133,133
	$ 20,583,993	$ 13,687,005

Approved by the Board of Directors:
“David W. Adamson”	“Douglas B. Forster”
David W. Adamson Director	Douglas B. Forster Director

The accompanying notes are an integral part of these financial statements.

RUBICON MINERALS CORPORATION

Consolidated Statements of Operations and Deficit

Unaudited – Prepared by Management.

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
The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows

Unaudited – Prepared by Management

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

* Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the first quarter ended March 31, 2003, the Company issued 275,000 (comparative quarter of 2002 – 337,500) of its common shares at a value of $315,000 (2002 - $246,250) pursuant to the terms of property joint venture agreements.  During the current quarter the Company issued stock options having a fair value of $48,383 for consulting services rendered.

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs

Unaudited – Prepared by Management

(Stated in Canadian Dollars)

	Balance December 31, 2002 (audited)	Expenditures (Fees earned - 2003) (unaudited – prepared by management)	Write-off or Recovery 2003 (unaudited – prepared by management)	Balance March 31, 2003 (unaudited – prepared by management)
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

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

1.

BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited financial statements dated December 31, 2002, and should be read in conjunction with these annual statements, which provide more comprehensive note disclosures of certain financial statement line items, including the Company’s property interests.

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

4.

MINERAL PROPERTIES

The following is an update of the Company’s property interests.  Only changes in the Company’s property interests since December 31, 2002 are indicated here.

CANADA

ONTARIO

English Royalty Division

The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 and the issuance of 250,000 common shares.  Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake, McCuaig and Wolf Bay.  Accordingly, this agreement will reduce the Company’s aggregate property payments due under these pre-existing options by $414,000, including $114,000 in 2003.

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

Option to International Lima Resources Corp

The Company has optioned the six mineral licences known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. (“Lima”) in consideration for Lima incurring $1.5 million, $1.75 million and $2.0 million respectively, in exploration expenditures and issuing 800,000 of its common shares to the Company.  Lima may earn a 60% interest in the above properties by satisfying the terms of the options and has a firm commitment to spend a total of $650,000 in the first year in connection with the three option agreements.

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

Note: (1)  Net of issue costs of $550,800

 (b)

Stock Options

The following is a summary of the changes in the Company’s outstanding stock options for the interim period ended March 31, 2003.

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

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(c)

Summary of stock options and warrants outstanding:

March 31, 2003
Type of Issue	Number Outstanding	Exercise Price or Price Range	Expiry Date
		$
Stock Options	1,472,500	0.21-0.74	11/22/03
	250,000	1.34	05/29/04
	50,000	0.87	10/15/04
	20,000	0.62	11/20/04
	75,000	0.87	01/17/05
	125,000	0.76	12/15/05
	1,225,000	0.83	08/08/07
	100,000	1.15	07/09/07
Total Stock Options	3,317,500

Warrants	1,069,616	0.65	07/30/03
	1,687,500	1.50	09/04/03
	2,267,650	1.25	02/20/05
	502,500	1.25	02/26/05
	100,000	1.25	03/04/05
Agents’ Warrants	272,118	1.05	02/20/05
	42,168	1.05	02/26/05
	12,000	1.05	03/04/05
Total Warrants	5,953,552

6.

SUBSEQUENT EVENT

In addition to items disclosed elsewhere in these notes during the period since March 31, 2003 the Company issued an aggregate of 63,000 common shares at deemed prices ranging from $0.87 to $0.94 pursuant to various property option agreements, and issued 2,500 common shares in connection with the exercise of 2,500 stock options at a price of $0.21 per share.

Item 18. Financial Statements

See “Item 17 - Financial Statements.”

Item 19. Exhibits

INDEX TO EXHIBITS

All exhibits listed are those material contracts entered into subsequent and in addition to those detailed in the Company’s Registration Statement on Form 20F.

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

StarTrack Property Agreement

4.34

Letter Agreement Between Robert Stares & Alexander Stares and the Company on the Stares Property
 dated November 9, 2001, as accepted on November 13, 2001                                                                                                              N/A(3)

Lewis “A” Property Agreement

4.35

Letter Agreement Between Black Bart Prospecting Inc. and the Company on the Lewis “A” Property
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

Lewis “B” Property Agreement

4.37

Letter Agreement Between Gary E. Lewis (Representing Gary E. Lewis, BBP, Black Bart Prospecting Inc.
 & Black Bart Prospecting) & Cyril Reid & Paul Chafe and the Company on the Lewis “B” Property
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

Indemnity Agreements

4.50

Indemnity Agreement dated April 1, 1997 between the Company and J. Garfield MacVeigh                                                          N/A(1).

Director and Employee Stock Options – November 22, 1999

4.51

Directors’ Stock Option Agreement dated November 22, 1999 between the Company and J. Garfield MacVeigh                                       N/A(1)

4.52

Directors’ Stock Option Agreement dated November 22, 1999 between the Company and Craig J. Nelsen                                                 N/A(1)

4.53

Employee Stock Option Agreement dated November 22, 1999 between the Company and Liz Monger                                                         N/A(1)

Director Stock Option Amendment – March 22, 2000

4.54

Amendment to Stock Option Agreement of Craig J. Nelsen, dated March 22, 2000                                                                            N/A(1)

Director and Employee Stock Options – April 12, 2001

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

Director and Employee Stock Options – May 9, 2001

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

Employee Stock Options – November 29, 2001

4.63

Employee Stock Option Agreement dated November 29, 2001 between the Company and Ian Russell                                             N/A(3)

4.64

Employee Stock Option Agreement dated November 29, 2001 between the Company and Darwin Green                                           N/A(3)

Employee Stock Options – December 20, 2001

4.65

Employee Stock Option Agreement dated December 20, 2001 between the Company and Bill Cavalluzzo                                           N/A(3)

Employee Stock Options – April 16, 2002

4.66

Employee Stock Option Agreement dated April 16, 2002 between the Company and Samantha Stevens                                             N/A(3)

                           Director and Significant Exmployee Stock Options – August 8, 2002

4.67

Director Stock Option Agreement* dated August 8, 2002 between the Company and David W. Adamson                                        176

* Same Option Agreement (terms and number of options) was used for the other four directors of the
 Company – Michael J. Gray, J. Garfield MacVeigh, Douglas B. Forster and David R. Reid

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

Sharholder Rights Plan

4.70

Shareholder Rights Plan dated February 11, 2002 and approved by the Company’s Shareholders at is 2002
 Annual General Meeting on June 6, 2002                                                                                                                                                     187

.

Stock Option Plan

4.71

Stock Option Plan dated May 6, 2003 and approved by the Company’s Sharholders at its 2003 Annual
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

List of Subsidiaries(1)                                                                                                                                                                                   N/A

Additional Documents

10.1

Consent of DeVisser & Company, Chartered Accountants(1)                                                                                                                N/A

________________

(1)  Filed as an exhibit to the Company’s Registration Statement on Form 20-F filed December 13, 2000.

(2)  Filed as an exhibit to the Company’s Registration Statement on Form 20-F (Amendment No. 2) filed April 20, 2001.

(3)  Filed as an exhibit to the Company’s Annual Report  on Form 20-F filed April 29, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RUBICON MINERALS CORPORATION

(Registrant)

___”Michael J. Gray”____________________

Michael J. Gray, CFO

Date: ___June 25, 2003_____________

EXHIBIT 3.1

VOTING AND DISPOSITION AGREEMENT

THIS AGREEMENT made and dated for reference January 30, 2002

BETWEEN:

RUBICON MINERALS CORPORATION, a British Columbia company having an office at 888 – 1100 Melville Street, Vancouver, B.C. V6E 3V7

(“Rubicon”)

AND:

DOMINION GOLDFIELDS CORPORATION, a Canadian federal corporation, having an office at 800 – 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

(“DGC”)

WHEREAS:

A.

By a letter option agreement dated January 3, 2002 (the “Option Agreement”), DGC granted to Rubicon an option to purchase certain mineral properties in the Bateman Township, Ontario, in consideration for, inter alia, Rubicon issuing to DGC 260,000 common shares of Rubicon.

B.

This agreement sets out additional agreements made between Rubicon and DGC in respect of DGC’s acquisition of the Issued Shares (as defined below).

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

1.

CERTAIN DEFINITIONS

1.1

For the purposes of this agreement, unless the context otherwise requires, the following words and phrases will have the following meanings:

(a)

“Business Day” means any day other a than Saturday, Sunday or any other day which is a legal holiday in Vancouver, British Columbia, on which commercial banking institutions in Vancouver, British Columbia are open for the transaction of business;

(b)

“Issued Shares” means those common shares in the capital of Rubicon to be issued to DGC pursuant to the Option Agreement along with any additional Rubicon common shares subsequently issued to or acquired by DGC;

(c)

“Issuer Bid” means an Issuer Bid as defined in subsection 92(1) of the Securities Act;

(d)

“Rights Offering” has the meaning attached to such term in section 1.1 of National Instrument 45-101;

(e)

“Securities Act” means the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended from time to time; and

(f)

“Take-over Bid” means an offer to acquire Rubicon common shares which is not exempt from sections 105 to 110 of the Securities Act.

2.

DISPOSITION OF ISSUED SHARES

2.1

With the exception of dispositions of Issued Shares pursuant to an Issuer Bid or Take-over Bid for the same class of securities as the Issued Shares, if DGC wishes to dispose of any of the Issued Shares it may only do so after providing not less than ten (10) days’ prior written notice to Rubicon, whereupon Rubicon will have the right, during such ten (10) day period, to find a buyer for the Issued Shares proposed to be disposed of by DGC to be purchased by such buyer located by Rubicon. If Rubicon fails to identify a purchaser within such ten (10) day period, DGC shall thereafter be entitled to dispose of the relevant portion of the Issued Shares to such persons and on such terms as it may in its sole discretion determine.

3.

VOTING OF ISSUED SHARES

3.1

As long as DGC beneficially owns any of the Issued Shares and any two of J. Garfield MacVeigh, David Adamson or Michael Gray are directors or senior officers of Rubicon, DGC will vote, at any and all meetings of the shareholders of Rubicon at which directors are to be elected, any and all Issued Shares which DGC holds to elect and maintain in office as directors of Rubicon persons nominated by Rubicon’s management.

3.2

DGC shall from time to time and at all times do whatever may be requested by Rubicon and its management, including the execution and delivery of appropriate instruments of proxy or appointments of representatives of DGC, to enable or facilitate the exercise of any and all voting rights in favour of the election or appointment of each management’s nominees as director of Rubicon in accordance with section 3.1.

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

(ii)

make or in any way participate, directly or indirectly in any “solicitation” of votes or proxies in respect of voting securities of Rubicon and in any manner influence any other person or entity with respect to such a “solicitation” except a proxy solicitation by management of Rubicon for any meeting of shareholders;

(iii)

form, join or in any way participate in a group acting jointly or in concert with respect to any voting securities of Rubicon; or

 (iv)

otherwise act alone or in concert with others to seek control of the management, board of directors or policies or Rubicon; and

(b)

unless and until a person not affiliated with DGC makes a Take-over Bid for the  same class of securities as the Issued Shares, DGC will not increase its shareholdings in Rubicon without the prior written approval of Rubicon, except by exercise of DGC’s rights to acquire any common shares of Rubicon pursuant to any Rights Offering made by Rubicon.

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

888 – 1100 Melville Street

Vancouver, British Columbia

V6E 4A6

Attention: Michael Gray

Fax: (604) 623-3355

(b)

if to DGC, at

800 – 1090 West Georgia Street

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

RUBICON MINERALS CORPORATION

Per:  ____”David W. Adamson”______________

Authorized Signatory

DOMINION GOLDFIELDS CORPORATION

Per:  ____”Chris Theodoropoulos”_______________

Authorized Signatory

EXHIBIT 4.1

January 3, 2002

PRIVATE & CONFIDENTIAL

BY E-Mail

Dominion Goldfields Corporation

Suite 800, 1090 West Georgia Street

Vancouver, BC V6E 3V7

Attn:  Mr. Chris Theodoropoulos

Dear Sirs:

RE:

Letter Agreement re McFinley Properties

This letter agreement (“Option Agreement”) sets out the basic terms and conditions regarding the exclusive grant of an option to purchase the McFinley Properties (as defined herein) from Dominion Goldfields Corporation (“DGC”) by Rubicon Minerals Corporation (“Rubicon” or the “Company”).

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

B.

Background - DGC

DGC represents and warrants that it owns certain mineral properties, being the McFinley Properties, represented by the licenses of occupation more particularly described, and as set out on Schedule “A” attached hereto (the “Properties”).  The parties also agree to the additional representations and warranties set out in Schedule “B” attached hereto.

Therefore, DGC and the Company agree as follows:

1.

Option

(a)  DGC hereby grants the exclusive right and option to purchase the Properties to the Company, and the Company hereby agrees to the terms of such purchase of the Properties from DGC (the “Option”), in consideration for which the Company will pay to DGC C$800,000, and issue to DGC 260,000 common shares of the Company and the Company will carry out certain exploration work (together, the “Purchase Price”).

(b)  The Purchase Price required to exercise the Option and vest title to the Properties in favour of the Company will be paid as follows:

(i)  The Company will, on Closing (as defined in paragraph 5 below), make a C$800,000 payment to DGC;

(ii)  The Company will, on Closing, issue to DGC 260,000 common shares of the Company (the “DGC Shares”); and

(iii) The Company will carry out a minimum of US$1,300,000 in exploration work on the Properties on or before March 31, 2006, consisting of an initial minimum expenditure requirement of US$325,000 on or before September 30, 2003, and additional minimum expenditure requirements of US$325,000 in each year thereafter until March 31, 2006. Any expenditure in excess of the minimum US$325,000 requirement in any of the aforementioned periods may be credited towards the following year’s or years’ expenditure commitment, provided that all other payments required under this Agreement, including the payments referred to in subparagraph 2(a) are made, and this Option Agreement is in good standing.  For greater certainty, the foregoing requirement shall not be interpreted as requiring an acceleration of any of the payments referred to in subparagraph 2(a).  On completion of the work described in this clause 1(b)(iii), the Option will be vested and earned and the Properties shall be transferred to the Company.

2.

Related Covenants of the Company and DGC

The Company also covenants as follows:

(a)  On or before January 4, 2004, and on or before each subsequent anniversary date thereafter, the Company will pay an advance royalty of US$50,000 to DGC, which can be recouped out of the 2% net smelter return (“NSR”) granted to DGC under clause 2(c) hereof.  These advance royalty payments will not exceed an aggregate of US$1.0 million.  In addition, the Company, during the currency of this agreement, and by December 31 in each year, agrees to pay annual taxes or other levies on the Properties which includes taxes due to the Ontario Ministry of Mines, subject to DGC fulfilling its covenant in subparagraph 3(j).

(b)  If the Company makes a positive production decision on the Properties subsequent to a bankable feasibility study, then the Company will make an additional one-time advance royalty payment of US$675,000 to DGC within 90 days of the positive production decision, which payment can be recouped out of the 2% NSR granted to DGC under clause 2(c) hereof; and

(c)  The Company will grant a 2% NSR to DGC on the Properties, the specific terms of such NSR being described in Schedule “C” attached hereto.  Twenty-five percent of the 2% NSR (i.e., a 0.5% NSR) can be purchased by the Company at any time for US$675,000.  The Company will retain a right of first refusal (“RFR”) on the remaining NSR, which RFR is described in greater detail in Schedule “D” attached hereto.

Both DGC and the Company covenant that this Agreement shall enure to the benefit of their respective heirs, successors and assigns.

3.

Other Provisions Related to Grant of Option

(a)

DGC hereby grants to the Company a RFR on any and all rights (including but not limited to any rights of ownership and any rights which DGC may acquire by virtue of its judgment under the Construction Lien Act against McFinley Red Lake Mines Ltd. as described in Schedule “E” attached hereto) (the “Land Claims Rights”) which DGC may now or in future possess to the adjacent mining land claims (the “Land Claims”) located on the McFinley peninsula, such Land Claims being more particularly described and set out on Schedule “E” attached hereto, and the terms of such RFR being described in greater detail in Schedule “F” attached hereto, provided that, for greater certainty, the right of the Company to exercise such RFR at any time and from time to time is subject to this Option Agreement being in good standing;

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

(d)

The Company or DGC may assign all or part of its interest in the Properties, the Land Claims or this Option Agreement to a third party at any time, provided that the incoming third party agrees to be bound by the terms of this Option Agreement in writing.  It is the Company’s intention to attract a senior partner to the Properties;

(e)

In order to satisfy the condition at paragraph 5(b) below, DGC will use its best efforts to obtain any required DGC shareholder approval of the Option prior to January 31, 2002 and will notify the Company in writing immediately upon receipt of such approval, and agrees to cause Mr. Chris Theodoropoulos to vote his shares, and any shares for which he holds proxies, in favour of the Option, which shall constitute sufficient shares to gain shareholder approval for the Option, unless a more favourable proposal is received by DGC prior to such shareholder vote.  In this event, DGC shall immediately notify the Company in writing of the details of such proposal, and the Company shall have seven days to match the favourable proposal following receipt by the Company of such details.  If the Company chooses to match the favourable proposal then DGC agrees to accept the Company’s matching proposal and agrees to cause Mr. Chris Theodoropoulos to vote his shares, and any shares for which he holds proxies, in favour of the matching proposal.  A more favourable proposal shall be a proposal that provides DGC with cash or cash equivalent in excess of C$925,000;

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

(j)

DGC will, in a timely manner, file all necessary tax returns and notices and pay all applicable taxes of whatsoever nature (including but not limited to any taxes owing with respect to the Properties) for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due; and

(k)

With respect to the Mining Lease #104721 listed at Schedule “A” hereto (the “Mining Lease”), to the extent that title to the Mining Lease is not currently in DGC’s name, DGC agrees to make its best efforts to obtain and secure title to the Mining Lease prior to Closing, and upon such securing of title, the Mining Lease will form part of the Properties for the purposes of this Option Agreement.  if DGC is unable to secure title to the Mining Lease, then it shall use its best efforts to obtain title at the Ontario Registry Office as soon as practicable.

4.

Voting Agreement

In consideration of the Company’s issuance of the DGC Shares and upon issuance of the DGC Shares, DGC and the Company will enter into a voting trust agreement, which will provide, among other things:

(a)

that, so long as DGC owns any of the DGC Shares and the management of the Company does not substantially change from the current members, DGC will vote those shares in favour of the election of management’s nominees for directors; and

(b)

that, with the exception of dispositions of the DGC Shares related to an issuer bid or a take-over bid for the Company’s securities, if DGC wishes to dispose of any of the DGC Shares it may only do so after providing not less than ten (10) days’ prior written notice to the Company, whereupon the Company will have the right, during such ten (10) day period, to find a buyer for the DGC Shares proposed to be disposed of by DGC to be purchased by such buyer at prevailing market prices or at the proposed sale price whichever is greater.  If the Company identifies such a purchaser, DGC will sell the relevant portion of the DGC Shares to the buyer located by the Company.  If the Company fails to identify a purchaser within such ten (10) day period, or if the purchaser identified by the Company fails to complete this purchase of the relevant DGC Shares within five days of the expiry of the above-mentioned ten (10) day period, DGC shall thereafter be entitled to dispose of the relevant portion of the DGC Shares to such persons and on such terms as it may in its sole discretion determine.

5.

Conditions applying to the Closing

The payments referred to at clauses 1(b)(i) and (ii) above will be made on that date (the “Closing”) which is two business days following the date on which the following conditions have been satisfied:

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

6.

Definitive Agreement

The parties covenant and acknowledge that they intend to enter into a definitive agreement relating to the Option (“Definitive Agreement”).  In the event and to the extent that a Definitive Agreement is not entered into, this Option Agreement shall remain in force and shall govern the affairs of the parties with respect to the Option, and all payment dates, deadlines, milestones and references in this Option Agreement shall be modified as necessary.  The Definitive Agreement will contain customary provisions in accordance with usual mining industry practice for option agreements.

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

7.2

The Company agrees to carry out work on the Properties in a workmanlike fashion and to indemnify and hold DGC harmless from any losses that DGC may suffer as a result of work activities (exploration, or otherwise) by the Company, its agents, employees, contractors or other parties related to the Company, on the Properties.  The Company further agrees to maintain and place adequate insurance covering the Properties and the Company’s activities thereon during the currency of the Option.

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

9.

Confidentiality

DGC is obliged (except and only to the extent strictly necessary to enable the conditions in subparagraphs 5(a) and 5(b) to be met to keep confidential all aspects of this Option Agreement and the Option until the Closing.  DGC will not discuss either this Agreement or the Acquisition with any party nor make any press release, public announcement or public statement about the transactions contemplated herein which has not been previously approved by the Company.  DGC shall have the right to review news releases in connection with the Properties prior to their public dissemination, subject to the Company’s obligation to comply with applicable laws.  It is currently contemplated by the parties that, as a result of the many fundamental conditions remaining to be fulfilled as at the date of signing this Option Agreement (and in particular regarding the approval by the DGC shareholders of the Option), the parties will publicly announce the transactions contemplated by this Option Agreement on the date which is two business days after the condition in subparagraph 5(b) is met.

10.

Further Assurances and Good Faith

The parties hereto agree to do all things and execute any documents as may be reasonably required to give effect to the terms and conditions of’ this Option Agreement.  Without limiting the generality of the foregoing, the parties agree: (i) to work in good faith to assist each other to assure timely receipt of all approvals referred to herein; and (ii) to work in good faith to assist each other to ensure that the Company’s due diligence and legal investigations proceed in a timely manner in view of the tight timelines associated herewith.

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

“David W. Adamson”_____________
DAVID ADAMSON

President and Chief Executive Officer

Acknowledged, accepted and agreed to this 3rd day of January, 2002.

DOMINION GOLDFIELDS CORPORATION

Per:

“Chris Theodoropoulos”__________
CHRIS THEODOROPOULOS

On behalf of the Board of Directors

EXHIBIT 4.2*

* Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for Confidential Treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended

June 10, 2002

PRIVATE & CONFIDENTIAL
BY E-MAIL

Dominion Goldfields Corporation
Suite 800
1090 West Georgia Street
Vancouver, B.C.
V6E 3V7

Attention: Mr. Chris Theodoropoulos

LAND CLAIMS AGREEMENT REGARDING THE McFINLEY PROPERTY (LAND PORTION) –
RED LAKE ONTARIO

Dear Sirs:

We write further to the successful completion of our agreement dated January 3, 2002 (the “Water Claims Agreement”) regarding the licenses of occupation and one lease more particularly described therein (the “Water Claims”), and comprising a portion of what is generally known, and hereinafter defined in paragraph 3, as the McFinley Property.

Based on your recent discussions with our Doug Forster, we are pleased to confirm our mutual understanding of the terms and conditions of an option agreement (the “Land Claims Agreement”) pursuant to which DGC would, and does hereby, grant to Rubicon the exclusive right and option (the “Option”) to purchase 100% right, title and interest in and to the land claims (the “Land Claims”) on which Rubicon currently holds, under the terms of the Water Claims Agreement, an RFR, all on the terms and conditions set forth below:

1)

Except as otherwise defined, all capitalized terms in this Land Claims Agreement shall have the same meaning as under the Water Claims Agreement.

2)

Rubicon will pay to DGC, on execution of this Land Claims Agreement, the sum of $100,000 and, on or before 12 months from the date hereof, an additional sum of $75,000, in each case representing reimbursement to DGC of a portion of the out of pocket legal costs and expenses incurred by DGC in order to secure title, to the reasonable satisfaction of DGC, to all of the mining rights (the “Mining Rights”) and surface rights (the “Surface Rights”) which would be available to a registered holder of 100% of the legal and beneficial ownership of the Land Claims Rights and Land Claims.

3)

DGC acknowledges that during the currency of the Option and this Land Claims Agreement, Rubicon shall have the exclusive right to enter upon the Land Claims and Water Claims (collectively herein referred to as the “McFinley Property”) for the purposes of conducting exploration, development and mining work and related activities thereon.

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

grant a sliding scale NSR to DGC on the Land Claim on the basis of: (i) 2.0% NSR, if the price of gold is less than or equal to US$400; (ii) 2.5% NSR, if the price of gold is greater than US$400, but less than or equal to US$500; and (iii) 3.0% NSR, if the price of gold is greater than US$500.  For the purpose of this paragraph 5(d), the “price of gold” shall mean the “price per ounce of gold” as determined by paragraph 1 of Schedule “C” to the Water Claims Agreement.  It is agreed that 0.5% NSR can be purchased by Rubicon at any time for $1 million.  Rubicon would retain an RFR on the remaining NSR;

provided that if Rubicon exercises the option to purchase the Water Claims in accordance with the Water Claims Agreement and thereby vests title to the Water Claims, then provided that Rubicon has made the payments required under section 2 hereof and Initial Payments (and the Option and this Land Claims Agreement are otherwise in good standing), Rubicon shall be deemed to have exercised the Option and thereby acquired a 100% right, title and interest in and to the Land Claims, subject to any remaining obligations under the terms of this Land Claims Agreement.  For greater certainty, Rubicon will acquire a 100% right, title and interest in and to the Land Claims only if Rubicon has fully exercised its option (the “Water Claims Option”) to acquire a 100% right, title and interest in and to the Water Claims.  The parties further acknowledge that, for greater certainty in regard to the Water Claims Agreement, paragraph 15 thereof shall only be applicable during the term of the Water Claims Option and until such time as Rubicon is vested with title to the Water Claims.

6)

Following Closing (and, accordingly, receipt by DGC of the Initial Payments), this Land Claims Agreement and the Water Claims Agreement shall be merged into one comprehensive agreement, with the intention that such agreement (the “Comprehensive Agreement”) shall govern all of the affairs of Rubicon and DGC in respect of the McFinley Property.  The Comprehensive Agreement, or a memorandum thereof, would be registered against title to the McFinley Property.

7)

The representations and warranties contained in the Water Claims Agreement, amended mutatis mutandis in order to address the material differences of the subject matter herein, are hereby incorporated by reference into the terms and conditions of the Option and this Land Claims Agreement provided that Rubicon acknowledges that the Municipality of Red Lake (the “Municipality”) currently holds liens against certain of the Surface Rights having a face value in the amount of not less than $810,850.67 as of December 31, 2001 (the “Tax Liens”).  Rubicon further acknowledges and agrees that DGC shall not be responsible for discharging and paying the outstanding indebtedness in respect thereof to the Municipality, nor shall DGC be responsible for any other liens, encumbrances or liabilities (environmental or otherwise) which may affect the Land Claims.  DGC is not aware of any liabilities, liens or encumbrances affecting the Land Claims, other than the Tax Liens, the lien of the Ministry of Consumer and Corporate Relations in the amount of approximately $15,000 and the lien of Amca International or Dominion Bridge, which has been assigned to DGC.

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

10)

During the currency of the Water Claims Option and the Option, Rubicon agrees to maintain in good standing those of the Land Claims and Water Claims that are in good standing as of the date hereof by the doing and filing of assessment work or, if permitted under applicable law, the making of payments in lieu thereof and, where applicable, by the payment of all necessary taxes in order to keep such Land Claims and Water Claims free and clear of all liens and charges arising from Rubicon’s activities thereon except that, for greater certainty, the provisions of this paragraph 10 shall not require Rubicon, subject to the provisions of paragraphs 7 and 8 hereof, to make any tax payments in respect of those of the Surface Rights subject to the Tax Liens.

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

13)

The Initial Payments will be made on that date (the “Closing”) which is two business days following the date on which Rubicon receives regulatory approval to the Option and this Land Claims Agreement, provided that in any event the Closing shall occur on or before the earlier of July 17,  2002, and that date which is 30 days following the date on which Rubicon files this Land Claims Agreement with the TSX Venture Exchange, failing which the Option and this Land Claims Agreement shall terminate.

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

20)

Rubicon agrees to carry out work on the Land Claims and Water Claims in a workmanlike fashion and to indemnify and hold DGC harmless from any losses that DGC may suffer as a result of work activities (exploration, or otherwise) by Rubicon, its agents, employees, contractors or other parties related to Rubicon, on the Land Claims and Water Claims.  Rubicon further agrees to maintain and place adequate insurance covering the Land Claims and Water Claims and Rubicon’s activities thereon during the currency of the Option and the Water Claims Option.

Please evidence your consent and agreement to the foregoing by executing and returning the enclosed copy of this letter to us on or before 5:00 pm local Vancouver time on Thursday June 6, 2002.

Yours sincerely,

“David W. Adamson”

David W. Adamson,

President and CEO

Rubicon Minerals Corporation

Dominion Goldfields Corporation

1519369 Ontario Inc.

Per:

Per:

“Chris Theodoropoulos”

“Chris Theodoropoulos”

_______________________________

_______________________________

Chris Theodoropoulos

Chris Theodoropoulos

EXHIBIT 4.33

Mr. William Mercer

Box 182

Badger, Newfoundland

A0H 1A0

CONFIDENTIAL

SENT BY FAX

709.539.2524

May 22, 2002

LETTER AGREEMENT BETWEEN

WILLIAM MERCER

AND

RUBICON MINERALS CORPORATION

ON THE GOLDEN PROMISE PROPERTY

Dear William,

Rubicon Minerals Corporation (“Rubicon”) is pleased to offer option terms in this Letter Agreement (the “Agreement”) to William Mercer (the “Owner”) to allow Rubicon to acquire 100% interest in 3 mineral licences (the “Golden Promise Property”, the “Property”) located on NTS 12A16, Newfoundland and detailed in Schedule A.  The Owner warrants that he controls a 100% interest in the Property and is duly entitled to enter into an agreement on this Property.

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

2)

Rubicon will grant a 2.0% Net Smelter Return (“NSR”) to the Owners on the Property for which a 1.0% NSR will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B) which may be purchased for $500,000 for 0.5% each.  Rubicon has a right of first refusal on the remaining 1.0% NSR.

3)

Rubicon will make annual advance royalty payments of $20,000 to the Owners starting on June 1, 2007.  These advance royalty payments shall be deductible from future Net Smelter Return royalties.

4)

During this Agreement, Rubicon shall receive all map-staking security deposit monies from the Owner upon filing assessment work to recoup these costs for any claims staked by Rubicon.

5)

There shall be a mutual area of interest (“Area of Interest”) of 3 kilometres (subject to any pre-existing areas of influence), from the perimeter of the Property (Schedule A), on unstaked lands.  Should Rubicon map-stake within the Area of Interest, at its sole discretion, those claims shall become part of the Property at no cost to the Owner.  Should the Owner map-stake in the Area of Interest, these claims shall be offered to Rubicon for the map-staking costs paid to the Newfoundland Government (which costs shall be in turn recouped from the Newfoundland Government by Rubicon by filing the necessary assessment work).  Rubicon shall have 30 days to make the election of whether or not to include the new claims from the Owner.

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

Per:  “Michael J. Gray”

Michael J. Gray

VP Exploration

Rubicon Minerals Corporation

Cc:  David Adamson, President and J. Garfield MacVeigh, Chairman of the Board

Accepted this 22nd day of May, 2002

“William Mercer”

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

By:  “Michael J. Gray”

Michael J. Gray

VP Exploration, Rubicon Minerals Corporation

SCHEDULE B

TO THE LETTER AGREEMENT BETWEEN

WILLIAM MERCER

AND

RUBICON MINERALS CORPORATION

ON THE GOLDEN PROMISE PROPERTY

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.0% Net Smelter Returns Royalty (the “Royalty”) payable in connection with the Golden Promise Property (the “Property”) as contemplated by the letter Agreement between Rubicon Minerals Corporation and William Mercer (the “Owner”, “Vendor”), dated May 22, 2002 concerning the Property.

1.

Definition of Net Smelter Returns.  “Net Smelter Returns” are defined as the gross revenues actually received by Rubicon (the “Payor”) from the sales of any ores, mineral resources or mineral products (“Products”) extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the “Payee”) on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals (“PGMs”) shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the “Quoted Price”).  For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor’s account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2.

Certain Characteristics of the Royalty.  The Payee’s interest in  the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein.  The Royalty does not:  (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

3.

Commingling.  The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee’s production Royalty can be reasonably and accurately determined.  Upon written request by the Payee to the Payor and at the Payee’s expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken.  The Payee’s representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

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

6.

Audit.  The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor’s offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants.  The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7.

Method of Making and Reporting Payments.  All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee’s address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee.  Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee.  Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

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

(3)

Advance Royalty Payments.  Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment (“Advance Royalty Payment”) shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty.  All Advance Royalty Payments shall cease upon commencement of commercial production.

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

GRANTING OF OPTION

2.

 The Company hereby irrevocably grants to the Optionee, being a director of the Company, a non-assignable, non-transferable option to purchase 175,000 shares in the capital stock of the Company (hereinafter called the “Option”) at a price of Cdn.$0.83 per share (the “Option Price”) on the terms and conditions hereinafter set forth.

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

SHAREHOLDER APPROVAL

6.

The Company and the Optionee acknowledge that:

(a)

the members of the Company must approve any stock option plan or stock option grants that, together with all of the Company’s other previously established stock option plans or grants, could result at any time in the number of shares reserved for issuance under stock options exceeding 10% of the outstanding shares of the Company and the Company represents and warrants to the Optionee that the Company has not, as at the date hereof, established stock option plans or granted stock options for in the aggregate greater than 10% of the outstanding shares of the Company; and

(b)

disinterested approval by the members (being a majority of the votes cast by all members of the Company at a member’s meeting, excluding votes attaching to shares beneficially owned by insiders to whom options may be issued under the stock option plan or stock option grants and associates of those persons), is required to be obtained for any reduction in the Option Price if the Optionee is an insider of the Company as defined in the British Columbia Securities Act at the time of the proposed amendment.

FILING WITH TSX VENTURE EXCHANGE

7.

This Agreement is required to be accepted for filing by the TSX Venture Exchange (the “Exchange”) and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the Exchange.

FIRST TRADE:  EXCHANGE ISSUER

8.

The Optionee acknowledges that any shares issued to the Optionee as a result of the exercise of the Option (the “Option Shares”) will be issued under an exemption from the registration and prospectus requirements of the British Columbia Securities Act and Rules thereto as amended (the “Act”) and that the sale by the Optionee of the Option Shares is, except as otherwise provided in the Act, a distribution to the public unless:

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

“Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until December 8, 2002.”

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

EFFECT OF A TAKE-OVER

12.

If a bona fide offer (the “Offer”) for shares is made to the Optionee or to members generally or to a class of members which includes the Optionee, which Offer constitutes a take over bid within the meaning of section 92(1) of the Act, the Company shall, immediately upon receipt of notice by the offer, notify the Optionee of full particulars of the Offer, whereupon the Option held by the Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the shares received upon such exercise (the “Optioned Shares”) to the Offer.  If:

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

AMENDMENT OF MATERIAL TERMS

15.

Any amendment to the Option, other than a reduction of the size of the Option, an increase in the Option Price or the cancellation of the Option, is subject to “disinterested shareholder approval” by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company and to acceptance for filing by the Exchange, if at the time of amendment, the Optionee is an insider of the Company.

TIME OF THE ESSENCE

16.

Time shall be of the essence of this Agreement.

SUCCESSORS

17.

This Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and permitted assigns of the Optionee and the successors of the Company.

IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.

SIGNED, SEALED AND DELIVERED BY DAVID W. ADAMSON in the presence of Name Address Occupation	) ) ) ) ) ”David W. Adamson” ) ) DAVID W. ADAMSON ) ) ) )

THE CORPORATE SEAL of RUBICON MINERALS CORPORATION was hereunto affixed in the presence of Per: “Michael J. Gray” Authorized Signatory	) ) ) ) ) C/S )

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

GRANTING OF OPTION

3.

 The Company hereby irrevocably grants to the Optionee, a non-assignable, non-transferable option to purchase 175,000 shares in the capital stock of the Company (hereinafter called the “Option”) at a price of Cdn.$0.83 per share (the “Option Price”) on the terms and conditions hereinafter set forth.

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

SHAREHOLDER APPROVAL

7.

The Company and the Optionee acknowledge that:

(a)

the members of the Company must approve any stock option plan or stock option grants that, together with all of the Company’s other previously established stock option plans or grants, could result at any time in the number of shares reserved for issuance under stock options exceeding 10% of the outstanding shares of the Company and the Company represents and warrants to the Optionee that the Company has not, as at the date hereof, established stock option plans or granted stock options for in the aggregate greater than 10% of the outstanding shares of the Company; and

(b)

disinterested approval by the members (being a majority of the votes cast by all members of the Company at a member’s meeting, excluding votes attaching to shares beneficially owned by insiders to whom options may be issued under the stock option plan or stock option grants and associates of those persons), is required to be obtained for any reduction in the Option Price if the Optionee is an insider of the Company as defined in the British Columbia Securities Act at the time of the proposed amendment.

FILING WITH TSX VENTURE EXCHANGE

8.

This Agreement is required to be accepted for filing by the TSX Venture Exchange (the “Exchange”) and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the Exchange.

FIRST TRADE:  EXCHANGE ISSUER

9.

The Optionee acknowledges that any shares issued to the Optionee as a result of the exercise of the Option (the “Option Shares”) will be issued under an exemption from the registration and prospectus requirements of the British Columbia Securities Act and Rules thereto as amended (the “Act”) and that the sale by the Optionee of the Option Shares is, except as otherwise provided in the Act, a distribution to the public unless:

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

“Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until December 8, 2002.”

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

EFFECT OF A TAKE-OVER

13.

If a bona fide offer (the “Offer”) for shares is made to the Optionee or to members generally or to a class of members which includes the Optionee, which Offer constitutes a take over bid within the meaning of section 92(1) of the Act, the Company shall, immediately upon receipt of notice by the offer, notify the Optionee of full particulars of the Offer, whereupon the Option held by the Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the shares received upon such exercise (the “Optioned Shares”) to the Offer.  If:

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

AMENDMENT OF MATERIAL TERMS

16.

Any amendment to the Option, other than a reduction of the size of the Option, an increase in the Option Price or the cancellation of the Option, is subject to “disinterested shareholder approval” by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company and to acceptance for filing by the Exchange, if at the time of amendment, the Optionee is an insider of the Company.

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

IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.

SIGNED, SEALED AND DELIVERED BY BILL CAVALLUZZO in the presence of Name Address Occupation	“Bill Cavalluzzo” BILL CAVALLUZZO

THE CORPORATE SEAL of RUBICON MINERALS CORPORATION was hereunto affixed in the presence of Per: “David W. Adamson” Authorized Signatory	C/S

EXHIBIT 4.69

April 7, 2003

Mr. David W. Adamson

President & CEO

Rubicon Minerals Corporation

1100 Melville Street

Suite 888

Vancouver, B.C., V6E 4A6

Re: Financial and Advisory Services Agreement (“Agreement”)

David,

Pursuant to clause 6 in our May 29, 2002 Agreement, Rubicon Minerals Corporation (“Rubicon” or the “Company”) and Roman Friedrich & Company LTD. (“RFC”) agree to extend the Term of the Agreement until March 30, 2004 under which RFC will provide financial and advisory services (“Services”) to Rubicon.

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

g)

RFC shall assist Rubicon in regard to the Company’s plans to develop a marketing strategy in the US.

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

6)

The term of this Agreement shall be for a period beginning on the date hereof and ending April 6th, 2004 unless extended by mutual agreement (the “Term”).

The Agreement shall terminate on the earliest of:

a)

The end of the Term;

b)

Termination on 30 day notice; or

c)

The death of the key member of RFC

The provisions of paragraphs 7,8 shall also survive any expiration or termination of this Agreement.

7)

RFC undertakes to keep confidential information received from Rubicon and will not disclose such information without prior written approval of Rubicon except as may be required by law or in connection with legal or regulatory proceedings. RFC undertakes not to use any information received from Rubicon for any other purpose except as contemplated in this Agreement. This obligation will terminate one year from termination of this Agreement. Upon the Company’s request, RFC shall return all confidential information to the Company. Rubicon will keep confidential all advice and opinions provided by RFC, except as provided herein or as required to be disclosed by applicable law or policies of securities regulatory authorities.

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

5.20

 Language

EXHIBIT A Forms of Rights Certificate, Assignment and Election to Exercise

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of February 11, 2002.

BETWEEN:

RUBICON MINERALS CORPORATION, a company incorporated under the Company Act (British Columbia) (hereinafter referred to as the “Company”)

OF THE FIRST PART

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the “Rights Agent”)

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

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the preamble hereto forming an integral part hereof, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Certain Definitions

In this Agreement

(a)

“Acquiring Person” means, subject to Section 1.5, any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)

the Company or any Subsidiary of the Company;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:  (A) Voting Share Reductions; (B) Permitted Bid Acquisitions; (C) Exempt Acquisitions; (D) Convertible Security Acquisitions; or (E) Pro Rata Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions and, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person’s Beneficial Ownership of Voting Shares by more than 1% of the number of such Voting Shares outstanding as at the time of acquisition (other than pursuant to one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an “Acquiring Person”;

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

(b)

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that person, whether directly or indirectly, and whether through securities ownership, a trust, a contract or otherwise;

(c)

“Associate”, when used to indicate a relationship with a specified Person, means:

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

(d)

A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)

any securities as to which such Person, or any of such Person’s Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or equity (within 60 days of the date of determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency) pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing) (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pledges of securities in the ordinary course of business)); and

(iii)

any securities which are Beneficially Owned within the meaning of paragraphs (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)

where such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in paragraph (iii) of this definition, until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v)

because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition holds such security provided that:

(A)

the ordinary business of such person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such security is held in the ordinary course of such business in the performance of the duties of the Investment Manager for the account of any other Person (the “Client”);

(B)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)

such Person is a Crown agent or agency (in this definition, the “Crown Agency”);

(D)

the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (in this definition, a “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(E)

the Person (in this definition, an “Administrator”) is the administrator or trustee of one or more pension funds or plans (each, in this definition, a “Plan”) registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

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

(e)

“Board of Directors” means the board of directors of the Company or any duly constituted and empowered committee thereof;

(f)

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(g)

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(h)

“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Vancouver office of the principal transfer agent for the Common Shares (or, after the Separation Time, the Vancouver office of the Rights Agent) is closed to the public;

(i)

“Common Shares” means the common shares without par value in the capital of the Company and any other shares in the capital of the Company into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that “common shares”, when used with reference to any Person other than the Company, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person;

(j)

“Company Act” means the Company Act (British Columbia), as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(k)

“Competing Permitted Bid” means a Take-over Bid that:

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

(l)

“controlled”:  a corporation is “controlled” by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation,

and “control”, “controls” and “controlling” shall be interpreted accordingly;

(m)

“Convertible Securities” means at any time:

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

(n)

“Convertible Security Acquisition” means the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(o)

“Co-Rights Agent” has the meaning ascribed thereto in subsection 4.1(a);

(p)

“Disqualification Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the Securities Act (British Columbia), Section 176 of the Securities Act (Alberta), section 101 of the Securities Act (Ontario) (each of the foregoing provisions as modified by Canadian Securities Administrators National Instrument 62-103 (“NI 62-103”)) or Sections 13(d) or 14 under the 1934 Exchange Act) that any Person has made or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(q)

“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(r)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of shares of any class of the Company;

(ii)

proceeds of redemption of shares of the Company;

(iii)

interest paid on evidences of indebtedness of the Company; or

(iv)

optional cash payments;

be applied to the purchase from the Company of Common Shares;

(s)

“Election to Exercise” has the meaning ascribed thereto in subsection 2.2(d);

(t)

“Exempt Acquisition” means a share acquisition:

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

(u)

“Exercise Price” means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise price shall be equal to thirty ($30) dollars;

(v)

“Expansion Factor” has the meaning ascribed thereto in subsection 2.3(a);

(w)

“Expiration Time” means the earlier of:

(i)

the Termination Time; or

(ii)

the close of the annual general meeting of the shareholders of the Company held in 2006 (the “2006 AGM”), or if this Agreement is reconfirmed pursuant to Section 5.16, the close of the annual general meeting of the shareholders of the Company held in 2011;

(x)

“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y)

“holder” has the meaning ascribed thereto in Section 2.8;

(z)

“Independent Shareholders” means holders of Voting Shares other than;

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

(aa)

“Lock-up Agreement” means an agreement (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Company) on the date on which the Lock-up Bid (as defined below) is publicly announced) between the Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Take-over Bid or to any Take-over Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid”), where the agreement:

(i)

provides that any agreement to deposit or tender voting Shares to, or to not withdraw Voting Shares from, the Lock-up Bid is terminable at the option of the holder if:

(A)

another Take-over Bid is made for Voting Shares prior to Voting Shares being taken up and paid for under the Lock-up Bid at a price or value for each Voting Share that is at least 5% higher than the price or value contained in or proposed to be contained in the Lock-up Bid, or

(B)

another Take-over Bid is made prior to Voting Shares being taken up and paid for under the Lock-up Bid for a number of Voting Shares at least 5% greater than the number of Voting Shares that the Offeror offered to purchase under the Lock-up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-up Bid; and

(ii)

does not provide for any “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price or value payable to the Locked-up Person in the event that the Lock-up Bid is not successfully concluded;

(bb)

“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share of any securities on any date shall be:

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

(cc)

“1933 Securities Act” means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(dd)

“1934 Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ee)

“Nominee” has the meaning ascribed thereto in subsection 2.2(c);

(ff)

“Offer to Acquire” shall include:

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

(gg)

“Offeror” means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire made by an Investment Manager, Trust Company, Crown Agency, Statutory Body, Administrator or Plan referred to clause 1.1(d)(v) of the definition of Beneficial Owner pursuant to a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in clause 1.1(d)(v)) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(hh)

“Offeror’s Securities” means the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

(ii)

“ordinary course dividends” means cash dividends paid in any fiscal year of the Company to the extent that such cash dividends, in the aggregate, do not exceed the greatest of:

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

(jj)

“Permitted Bid” means a Take-over Bid made by an Offeror by way of a Take-over bid circular and made in compliance with, and not on a basis which is exempt from or otherwise not subject to, sections 105 to 110 of the Securities Act (British Columbia) which also complies with the following additional provisions:

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

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term “Permitted Bid” shall also mean the Competing Permitted Bid;

(kk)

“Permitted Bid Acquisition” means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll)

“Person” shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization or association, syndicate, government and its agencies or other entity or group, whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(mm)

“Pro Rata Acquisition” means an acquisition by a person of Beneficial Ownership of Voting Shares as a result of:  a Dividend Reinvestment Acquisition; a stock dividend, a stock split or other event pursuant to which a Person becomes Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise by such Person of rights to purchase Voting Shares distributed to such Person in the course of a distribution to all holders of Voting Shares pursuant to a rights offering or pursuant to a prospectus; or a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or a distribution by way of a private placement; provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(nn)

“Record Time” means 5:00 p.m. (Vancouver time) on February 11, 2002;

(oo)

“Redemption Price” has the meaning ascribed thereto in subsection 5.1(a);

(pp)

“Right” means a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

(qq)

“Rights Agent” means Computershare Trust Company of Canada, the rights agent appointed by the Company to act as agent for the Company in accordance with the terms and conditions of this Agreement;

(rr)

“Rights Certificate” has the meaning ascribed thereto in subsection 2.2(c) and shall be in substantially the form set out in Exhibit A to this Agreement;

(ss)

“Rights Registrar” means Computershare Trust Company of Canada, the registrar for the Rights appointed pursuant to subsection 2.6(a) of this Agreement;

(tt)

“Rights Register” has the meaning ascribed thereto in subsection 2.6(a);

(uu)

“Securities Act (Alberta)” shall mean the Securities Act, R.S.A. 2000, c. S-4, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(vv)

“Securities Act (British Columbia)” shall mean the Securities Act, R.S.B.C 1996, c. 418, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ww)

“Securities Act (Ontario)” shall mean the Securities Act, R.S.O. 1990, c. S.5, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(xx)

 “Separation Time” means the close of business on the tenth Trading Day after the earlier of:

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

(yy)

“Special Meeting” means a special meeting of the holders of Voting Shares called by the Board of Directors for the purpose of:

(i)

ratifying the distribution and continued existence of the Rights in accordance with Section 5.15; or

(ii)

approving an amendment, variation or rescission of any of the provisions of this Agreement pursuant to subsections 5.4(b), 5.4(c) or 5.4(e);

(zz)

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the Securities Act (British Columbia), Section 176 of the Securities Act (Alberta), Section 101 of the Securities Act (Ontario) (each of the foregoing provisions as modified by NI 62-103) or Sections 13(d) or 14 of the 1934 Exchange Act) by the Company or an Acquiring Person indicating that a Person has become an Acquiring Person;

(aaa)

“Subsidiary”:  a corporation shall be deemed to be a Subsidiary of another corporation if:

                               (i)           it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations each of which is controlled by that other; or

(C)

two or more corporations each of which is controlled by that other; or

(ii)

it is a Subsidiary of a corporation that is that other’s Subsidiary;

(bbb)

“Take-over Bid” means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror’s Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(ccc)

“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Sections 3.2, 5.1 or 5.15;

(ddd)

“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange or United States securities exchange or quotation system on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or United States securities exchange or quotation system, a Business Day;

(eee)

“U.S. - Canadian Exchange Rate” means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate, and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith, and

“Canadian – U.S. Exchange Rate” means, on any date:

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

(fff)

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(ggg) b

“Voting Shares” means the Common Shares and any other shares of capital stock or voting interests of the Company entitled to vote generally in the election of all directors; and

(hhh)

“Voting Share Reduction” means an acquisition or redemption by the Company or a Subsidiary of the Company of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

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

1.4

References to Agreement

References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section, subsection, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto.  Unless the context otherwise requires, references in this Agreement to an Article, Section, subsection, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, Section, subsection, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement.

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

“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement made as of February 11, 2002 (the “Rights Agreement”), between Rubicon Minerals Corporation (the “Company”) and Computershare Trust Company of Canada, as rights agent, as amended from time to time, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal office of the Company.  Under certain circumstances, as set out in the Rights Agreement, the Rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.  The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

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

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Common Shares as of the Separation Time or who subsequently becomes a holder of record of Common Shares upon the exercise of rights attaching to Convertible Securities outstanding at the Stock Acquisition Date (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(A)

a rights certificate (“Rights Certificate”) representing the number of Rights held by such holder at the Separation Time and having such markers of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)

a disclosure statement describing the Rights;

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

(i)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii)

payment in cash or by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery or Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

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

(f)

If the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

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

(I)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(II)

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

(i)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

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

2.6

Registration, Registration of Transfer and Exchange

(a)

After the Separation Time, the Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsections 2.6(d) and 3.1(b), the Company will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

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

(b)

If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)

evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

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

2.8

Persons Deemed Owners

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

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

“The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person acting jointly or in concert with any of them.  This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”

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

ARTICLE 4

THE RIGHTS AGENT

4.1

General

(a)

The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable.  In the event that the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and the Co-Rights Agents shall be as the Company may determine.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, the reasonable expenses and counsel fees and other disbursements incurred by the Rights Agent in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of any expert retained by the Rights Agent.  The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, costs, claims, actions, damages or expenses, incurred without negligence, bad faith or willful default on the part of the Rights Agent, for anything done or suffered or omitted to be done by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation of the Rights Agent.

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

4.4

Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9.  The Company may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for that purpose.  Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and give notice thereof to the holders of the Rights in accordance with Section 5.9.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

5.1

Redemption and Waiver

(a)

The Board of Directors acting in good faith may, with the prior consent of holders of Voting Shares or the holders of Rights given in accordance with subsection 5.1(j) or (k), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

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

(f)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this subsection 5.1(f) must be on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

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

(j)

If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(e) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares.  Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Company’s Articles.

(k)

If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights.  Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders.  For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s Articles and the Company Act with respect to meetings of shareholders of the Company.

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

5.4

Supplements and Amendments

(a)

Without the approval of any holders of Voting Shares or Rights, the Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder.  The Company may, prior to the date of the shareholders’ meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

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

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s Articles and the Company Act with respect to meetings of shareholders of the Company.

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

5.6

Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any person subject to, this Agreement.

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

888 – 1100 Melville Street

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

5.15

Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from the date hereof.  If this Agreement is not confirmed by resolution passed by a majority of the votes cast by holders of Common Shares who vote in respect of confirmation of this Agreement at a meeting of shareholders to be held not later than the date (the “2002 AGM Date”) of the 2002 annual general meeting of shareholders of the Company (which date shall be no later than six months from the date of this Agreement), then this Agreement and any then outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of such meeting and (b) the 2002 AGM Date.

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

5.20

Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou que en découlent soient redigés en langue anglaise.  The parties hereto have required that his Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RUBICON MINERALS CORPORATION

Per:  “Michael J. Gray”_________________

Per:  “Douglas B. Forster”_______________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:  “Pam Hosfield”___________________

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

Rights Certificate

This certifies that ___________________________________________

, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 11th day of February, 2002 (the “Rights Agreement”) between Rubicon Minerals Corporation, a company incorporated under the Company Act (British Columbia) (the “Company”) and Computershare Trust Company of Canada, a trust company, as rights agent (the “Rights Agent”) (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver.  Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is thirty Canadian (CDN$30) dollars.

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

(v)

the dissolution of the Corporation’s business or the liquidation of its assets;

(vi)

a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation’s shareholders receive less than 51% of the outstanding shares of the new or continuing Corporation; or

(vii)

the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

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

(f)

“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

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

(j)

“Disinterested Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by all shareholders of the Corporation at a shareholders’ meeting, excluding votes attaching to the Shares beneficially owned by Insiders to whom Options may be issued under the Plan and Associates of those persons;

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

(r)

“Investor Relations Activities” means any activities or oral written communications, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

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

(z)

“Related Company” shall mean a company which is an affiliate of the Corporation as the term “affiliate” is defined in Section 1(2) of the British Columbia Securities Act, as amended from time to time;

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

7.2

Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Board or Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares.  At the option of the Board or Committee, a stop-transfer order against such Shares may be placed on the stock books and records of the Corporation, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration.  The Board or Committee also may require such other documentation as may from time to time be necessary to comply with United States’ federal and state securities laws.  The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

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

(c)

where the Optionee's position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Related Company or as a Management Company Employee (other than a person employed to provide Investor Relations Activities), terminates for a reason other than the Optionee's Disability, death, or termination for just cause, not more than 90 days after such date of termination, or in the case of a person employed to provide Investor Relations Activities, not more than 30 days after such termination; PROVIDED that if an Optionee’s position changes from one of the said categories to another category, such change shall not constitute termination for the purpose of this subsection 9.1(c); and

(d)

the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

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

10.2

Effect of Amalgamation, Merger or Arrangement – If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

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

10.6

Effect of a Take-over - If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of section 92 of the British Columbia Securities Act, as amended from time to time, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer.  If:

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

(b)

materially modify the requirements as to eligibility for participation in the Plan; or

(c)

materially increase the benefits accruing to participants under the Plan,

however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, or as a result in the changes in the policies of the TSX Venture Exchange or such other stock exchange which is the principal trading market for the Shares relating to incentive stock options, without obtaining the approval of the Corporation’s shareholders.

11.2

No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan.  Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

11.3

Approval by Shareholders – This Plan is subject to approval by the shareholders of the Company.

12.

CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1

Compliance with Laws - Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States’ state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such shares.  The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Shares.

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

EXHIBIT 4.72

January 23, 2003

Perry English

Box 414

Souris, Manitoba

R0K 2C0

Dear Perry,

I am pleased to confirm our agreement on the basis set out in attached Exhibit “A” regarding the English Properties. As discussed, our agreement is subject only to satisfactory completion of due diligence. The due diligence will include a review of property agreements, title and an assessment of any liabilities. We would like to begin this review as soon as possible and in that regard agree to complete our due diligence no later than March 1, 2003. Once we have completed due diligence to our satisfaction, we will notify you, at which time the terms set out in Exhibit “A” will become effective.

If you find this letter and the attached Exhibit “A” satisfactory, please confirm your agreement by signing below and returning a copy to us at the address above.

Yours sincerely,

“David W. Adamson”

David W. Adamson

President and CEO

Rubicon Minerals Corporation

                                                                           Agreed as of this 23 day of January, 2003

   “Perry English”

                                                                           __________________________________

                                                                            Perry English

EXHIBIT 4.73

EXHIBIT “A”

1.

Perry English sells his 100% interest in all Canadian minerals properties (the “English Properties”) and property agreements and cash or shares or value received therefrom (except “Exempt Properties”, detailed below) in which he holds an interest, including those currently optioned out to third parties.

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

March 1, 2005 – $75,000 (or 12 equal payments of $6250 commencing March 1, 2004)

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

5.

For the period March 1, 2003 to March 1, 2009, English will receive annual bonus payments, payable at the end of each year, which shall be calculated as follows:

For gross cash plus share value derived from the English Properties (“Gross Income”) up to $300,000, and provided that Gross Income is not less than $150,000, English shall receive 10% of Gross Income. For Gross Income less than $150,000 there shall be no annual bonus payable.

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

7.

Five properties shall be exempted from the Agreement (“Exempt Properties”). These are:

Whitehorse Island surface patents, Dome Twp, Red Lake Mining District

Pickle Crow patents, district of Patricia Mining District.

Quartz quarry – Little Bear Lake area, Red Lake Mining District

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

_”David W. Adamson”______________

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

Date: _June 25, 2003__________

__”Michael J. Gray”_________________

Michael J. Gray

Secretary, Chief Financial Officer,

Vice-President, Exploration and

Director