Form 20-F
period 2003-12-31
RUBICON MINERALS CORP
filed 2004-05-06
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended______December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from ______________________ to ______________________

Commission file number ___________0-13066

RUBICON MINERALS CORPORATION
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

888 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common_shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 52,184,631 common shares as of December 31, 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   Item 18

TABLE OF CONTENTS

Glossary of Terms		5

Forward Looking Statements		10

Item 1 - Identity of Directors, Senior Management and Advisers		11

A	Directors and Senior Management	11
B	Advisers	11
C	Auditors	11

Item 2 - Offer Statistics and Expected Timetable		9

Item 3 - Key Information		11

A	Selected Financial Data	11
B	Capitalization and Indebtedness	13
C	Reasons for the Offer and Use of Proceeds	13
D	Risk Factors	14

Item 4 - Information on the Company		19

A	History and Development of the Company	19
B	Business Overview	22
C	Organizational Structure	23
D	Property, Plants and Equipment	23
	McFinley Gold Project, Ontario	23
	Golden Promise Trend Properties, Newfoundland	25
	Other Properties	26

Item 5 - Operating and Financial Review and Prospects		33

A	Operating Results	35
B	Liquidity and Capital Resources	36
C	Research and Development, Patents and Licenses, etc	38
D	Trend Information	38

Item 6. - Directors, Senior Management and Employees		38

A	Directors and Senior Management	38
B	Compensation	40
C	Board Practices	43
D	Employees	46
E	Share Ownership	46

Item 7 - Major Shareholders and Related Party Transactions		47

A	Major Shareholders	47
B	Related Party Transactions	48
C	Interests of Experts and Counsel	49

Item 8 - Financial Information		49

A	Consolidated Statements and Other Financial Information	49
B	Significant Changes	50

Item 9 - The Offer and Listing		50

A	Offer and Listing Details	50
C	Markets	52

Item 10 - Additional Information		53

A	Share Capital	53
B	Memorandum and Articles of Association	53
C	Material Contracts	53
D	Exchange Controls	53
E	Taxation	53
F	Dividends and Paying Agents	59
G	Statement by Experts	59
H	Documents on Display	59
I	Subsidiary Information	59

Item 11 - Quantitative and Qualitative Disclosures About Market Risk		59

Item 12 - Description of Securities Other than Equity Securities		59

Item 13 - Defaults, Dividend Arrearages and Delinquencies		60

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds		60

Item 15 - Controls and Procedures		60

Item 16		60
A.	Audit Committee Financial Expert	60
B.	Code of Ethics	61
C.	Principal Accounting Fees and Services	61
D.	Exemption from the Listing Standards for Audit Commitees	61

Item 17 - Financial Statements		62

Item 18 - Financial Statements		88

Item 19 - Exhibits		89

CERTIFICATIONS		231

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

"TSX-V" means the TSX Venture Exchange "TSX" means the Toronto Stock Exchnage

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

"Indicated Mineral Resource" - (NI43-101 definition) - that part of a "Mineral Resource" for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource" - (NI43-101 definition) - that part of a "Mineral Resource" for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. "Inferred mineral resource" is not a defined term under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

"Measured Mineral Resource" - NI-43-101 definition - that part of a "Mineral Resource" for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

"Mineral Resource" - NI43-101 definition - a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

"Mineral Reserve" - NI43-101 definition - A Mineral reserve is the economically mineable part of a "Measured" or "Indicated Mineral Resource" demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is Mined. CIM standards differ from United States standards. Under United States standards, a "reserve" is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where "economically" implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions, and while "legally" does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner;

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

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company's plans at its McFinley and Golden Promise mineral properties, and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

  risks related to commodity price fluctuations;

  the uncertainty of profitability based upon the Company's history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with mining and exploration; and

  and other risks and uncertainties related to the Company's prospects, properties and business strategy.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 were derived from the consolidated financial statements of the Company which have been audited by De Visser Gray, formerly De Visser & Company, independent Chartered Accountants, as indicated in their report which is included elsewhere in this document (see "Item 17 - Financial Statements").

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

Summary of Financial Data (in Canadian dollars)

	2003	2002	2001	2000	1999
	(audited)	(audited)	(audited)	(audited)	(audited)

Revenue	Nil	Nil	Nil	Nil	Nil

General and Administrative
Expenses	$2,312,394(1)	$1,102,112(2)	$2,770,590 (3)	$451,364	$379,934

Net Loss	($2,312,294)	($1,102,112)	($2,770,590)	($451,364)	($379,934)

Deferred Exploration and
Mineral Property
Acquisition	$7,167,058	$5,768,901	$1,863,819	$2,327,884	$2,057,134
Exploration	$10,109,760	$6,489,212	$4,140,726	$4,949,928	$4,446,756

Working Capital	$11,545,577	$795,947	$1,002,023	$1,079,388	$366,818

Net Assets	$28,550,737	$13,133,133	$6,582,050	$8,494,569	$7,132,857

Total Assets	$29,963,297	$13,687,005	$6,716,375	$8,641,374	$7,237,128

Long Term Liabilities	Nil	Nil	Nil	Nil	Nil
Share Capital	$35,911,629	$18,737,677	$11,281,967	$10,030,775	$8,298,135
Deficit	($8,114,423)	($5,802,029)	($4,227,765)	($1,929,327)	($1,477,963)
Number Common
Shares Outstanding	52,184,631	34,032,251	23,398,867	19,508,509	15,593,509

Dividends Declared per Share
($U.S./$CDN)	Nil	Nil	Nil	Nil	Nil

Loss per Share	($0.05)	($0.04)	($0.14)	($0.03)	($0.03)

Notes:
(1) $432,915attributed to partial and full property write-offs.
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

	2003	2002	2001	2000	1999
	(audited)	(audited)	(audited)	(audited)	(audited)

Operating Revenues	Nil	Nil	Nil	Nil	Nil

Loss from Operations	($6,851,099)	($7,827,832)	($1,333,672)	($882,634)	($2,271,995)

Loss from Continuing
Operations	($6,851,099)	($7,827,832)	($1,333,672)	($882,634)	($2,271,995)

Net Loss from Operations
per Share	($0.16)	($0.25)	($0.07)	($0.05)	($0.18)

Net Assets	$11,273,916	$875,020	$1,049,657	$1,529,442	$2,186,086

Capital Stock (1)	$35,173,193	$18,579,241	$11,123,531	$9,872,339	$8,597,555

Net Loss per Share	($0.16)	($0.25)	($0.07)	($0.05)	($0.18)

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

Average Exchange Rates (Canadian $ to U.S.$)

	2003	2002	2001	2000	1999
Average for
Period	0.7136	0.6369	0.6458	0.6725	0.6744

Average Exchange Rates (Canadian $ to U.S.$) for Preceding 6 Month Period

		2004			2003

	April	March	February	January	December	November
High for
Period	0.7637	0.7635	0.7629	0.7880	0.7738	0.7692

Low for
Period	0.7301	0.7418	0.7439	0.7496	0.7460	0.7484

The information set forth in this Form is as at May 30, 2003 unless an earlier or later date is indicated. On April 29, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of US dollars into Canadian dollars was $ (US.$1.00 = Cdn$0.73).

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

Environmental Factors

The Company conducts exploration activities in the Canadian Provinces of Ontario, Newfoundland, British Columbia, Nunavut Territory and through its majority owned subsidiary, Toquima Minerals Corporation, the American States of Alaska and Nevada. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

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

See also "Governmental Regulation" below.

Additional Financing and Agreements with Other Parties

The Company has sufficient financial resources to undertake by itself all a certain amount of exploration on its principal properties. The Company relies on corporate partners to fund a number of its properties in Ontario and Newfoundland. The total exploration of the Company's properties depends on the Company's ability to obtain additional required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements reduced. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

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

Management

The Company is dependent upon a number of key directors, officers and employees: J. Garfield MacVeigh, Chairman of the Board; David W. Adamson, President and CEO; Michael J. Gray, Vice-President - Exploration and Secretary; Peter G. Wong, Chief Financial Officer and, William J. Cavalluzzo, Vice-President - Investor Relations. The loss of any one of the named directors, officers and employees may have an adverse effect on the Company. The Company has entered into management contracts with Mssrs. MacVeigh, Adamson, Gray, Wong and Cavalluzzo. See "Item 6 - Directors, Senior Management and Employees" and "Item 7- Major Shareholders and Related Party Transactions". The Company does not maintain key person insurance on any of its management.

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

Limited Operating History: Losses

The Company has limited experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at December 31, 2003, the Company's deficit was $8,114,423.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's Shares fluctuated from a high of $1.75 to a low of $0.72 within the twelve month period preceding the date of this Form. There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at December 31, 2003 there were 2,315,000 stock options and 9,182,499 warrants outstanding pursuant to which Shares may be issued in the future, which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors. See "Item 10 - Additional Information - A. Share Capital".

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

The Company was listed on the Vancouver Stock Exchange, now the TSX Venture Exchange (formerly the CDNX) on November 19, 1997, with the trading symbol "RMX." On September 30, 2003, the Company graduated to the Toronto Stock Exchange ("TSX"). The common shares of the Company without par value are listed on the TSX Venture Exchange (the "Exchange"). The Company is currently a "reporting issuer" under the Securities Act in British Columbia, Alberta, Ontario and Quebec, and is therefore subject to the continuous disclosure requirements of these legislations, including the obligation to promptly disclose all material changes in the business of the Company to the public (disclosure available at www.sedar.com). The Company raised $21.2 million (net of issue costs) in financings throughout 1998, 1999, 2000 2001 and 2002.

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

In May, 2000, Rubicon signed a formal agreement with AngloGold (Canada) Exploration Company ("AngloGold"), a wholly owned subsidiary of AngloGold North America Inc., to joint venture its Red Lake gold property in NW Ontario to AngloGold. The Rubicon-AngloGold Joint Venture Agreement, now cancelled, called for AngloGold to make an initial contribution of U.S.$3 million over 5 years to earn a 60% interest in the Red Lake Joint Venture.

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

The Company raised $1.2 million in its November 2001 private placement financing, which was used primarily for diamond drilling and other exploration in the first quarter of 2002 on Rubicon's Red Lake gold projects and for general working capital purposes. During November and December 2001, flow-through funds were used for Red Lake projects and a new gold project in Newfoundland.

In January, 2002, The Company signed an agreement with Dominion Goldfields Corporation ("DGC"), a private Canadian company, to acquire a 100% interest in 25 licences of occupation and one mineral lease (the "McFinley Gold Project") in the Red Lake gold camp, Ontario. The Company paid $800,000 and issued 260,000 shares and agreed to complete US$1,300,000 of exploration prior to March 31, 2006 (subsequently completed). In conjunction with the McFinley Gold Project acquisition, the company sold 1,618,434 units by way of a non-brokered private placement at a price of $0.52 per unit for gross proceeds of $841,586. The proceeds were used to fund the McFinley Gold Project acquisition.

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

In March 2002 the Company sold 3,750,000 units by way of a "bought deal" private placement financing at a price of $0.80 per Unit for gross proceeds of $3,000,000. The net proceeds of the private placement were used for the McFinley "Mine Property" acquisition, to conduct diamond drilling and other exploration on Rubicon's gold projects outside of the AngloGold joint venture in the Red Lake gold camp and for general working capital purposes

In June 2002, the Company entered into an option agreement with DGC and 1519369 Ontario Inc. to acquire a 100% interest in 16 patents comprising the McFinley Mine property, located in the Red Lake gold camp. The McFinley Mine property acquisition is in addition to the previous acquisition by the Company of 25 adjacent licenses of occupation and one mining lease in January 2002. The Company purchased the claims from DGC for $500,000 and 500,000 shares (subsequently paid and issued). The Company also issued 100,000 stock options to DGC.

During 2003, the Company raised a net total of $14.4 million in two financings to allow it to conduct direct exploration and to evaluate and, if deemed appropriate, conclude new investments, such as its investment in Toquima Minerals Corporation. Also in 2003, the Company graduated onto the senior Toronto Stock Exchange (TSX).

Toquima Minerals Corporation ("Toquima")is a privately-owned subsidiary of the Company. Rubicon acquired its 50.1% interest in the private company in exchange for providing C$300,000 in funding. During 2003, the Company vended all other shares of its 100% owned Alaska subsidiary, Rubicon Minerals USA Inc., whose sole asset is the Palmer base metal project in Alaska, and all of the shares it owned in Toquima. Toquima will be managed by an experienced Nevada-based management team which has over 50 collective years of industry experience whose purpose is to aquire gold projects and other exploration opportunities in Nevada and, selectively, elsewhere in the USA. Toquima currently controls eight gold projects in Nevada, six of which are located on or near established gold trends. In addition, through the acquisition of Rubicon Minerals USA Inc., Toquima controls 100% of the precious and base metal rich Palmer project in Alaska.

The TSX Venture Exchange Policies were amended in August 2002 to require that all listed companies adopt either a "rolling" stock option plan or a "fixed number" stock option plan and thereafter grant all stock options pursuant to the plan. On May 6, 2003, the Board established, subject to approval by the Shareholders and acceptance by the TSX Venture Exchange, the Company's Stock Option Plan. The Company adopted a Fixed Number Stock Option Plan, where the maximum number of Common shares of the Company reserved for issuance under the Plan is 6,130,225, being 15% of the issued and outstanding Common shares of the Company on the date of establishment of the Plan by the Board, which includes 3,140,000 Common shares which are reserved for issue for stock options granted before the establishment of the Plan. The Company received Shareholder approval at its 2003 Annual General Meeting held on June 12, 2003 and subsequent to that received Exchange approval. On April 19, 2004, the Board approved an amendment to the Plan to increase the maximum number of Common shares reserved for the granting of stock options under the Plan to 7,877,415 (being approximately 15% of the number of issued Common shares of the Company). No stock options have yet been granted with respect to the additional 1,757,190 Common shares reserved under the Plan. This increase in the maximum number of Common shares reserved under the Plan is in order that the Company can continue to provide incentives to its directors, officers, employees and consultants and is subject to approval by the shareholders of the Company at the Company's Annual General Meeting on May 25, 2004 and to acceptance for filing by the TSX.

The Company secured several key exploration agreements in 2003 and subsequently. These include Placer Dome (CLA) Canada Ltd. and IAMGold Corporation on two separate Newfoundland projects and Goldcorp Inc. and Wolfden Resources Inc. in Red Lake, Ontario. These parties are required to spend a total of $2.75 million during the first year of their respective options. Overall in 2003, the Company expended $7.9 million on exploration ($3.9 million or 49% partner funded) and completed approximately 29,000 metres of diamond drilling, maintaining its position as an aggressive and active explorer.

The Company continues to explore a number of its 100% controlled projects. At the Company's 100% owned McFinley project, acquired in June 2002, the Company has reported economically significant results from the new Phoenix Zone. In Newfoundland, with partner Placer Dome, the Company announced gold mineralization in three vein zones that form part of the extensive Golden Promise project on which further diamond drilling will be continued in 2004.

In 2003, the Company acquired a large portfolio of more than 80 mineral property assets and interests, largely in the Red Lake district in Northwestern Ontario from prospector/entrepreneur Perry English, many of which are under option to junior exploration companies. As a result, cash and share payments formerly due to Mr. English now accrue to Rubicon. In some cases, Rubicon 'bought back' its own deals from Mr. English thus eliminating the need for continuing option payments on these properties, totalling $0.1 million in savings in 2003. The Company holds potential royalties on the 80 mineral property assets which could become significant if an economic discovery is made on any of them. In addition to this potential future value, the agreement provides cost recovery to the Company in the form of cash and/or share payments from third parties. In 2003, cash and share payments of $0.4 Million were recovered. This is in addition to $0.3 million in fees received to manage partner funded projects. In total, the Company recovered $5.0 million of its exploration costs incurred in 2003.

The Company plans to conduct over 30,000 metres (98,400 feet) of drilling in 2004 on at least 15 of its projects with an exploration budget of $5.1 million of which $2.9 million (57%) will be funded by partners earning in to the Company's projects.

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

Throughout this Item, the Company uses the phrase "option to earn 100% interest". This means that once the Company has fulfilled its obligations and has earned a 100% interest in a property pursuant to a contract, the Company holds title to the property. Generally the mining rights associated with each property interest include subsurface mining rights and may or may not include surface rights. The main liability for the Company once it has obtained a 100% interest in a property is an environmental liability that may arise in connection with work carried out by the Company on the property.

B. Business Overview

The Company is a British Columbia-registered junior resource company engaged in the acquisition and exploration of mineral properties. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. All of the Company's properties are at the exploration stage and there is no assurance that a commercially viable mineral deposit exists on any of the Company's properties. Further exploration will be required on all properties before a final evaluation as to the economic and legal feasibility is determined. Where management determines that it is in the best interest of the Company, partners will be sought to further explore certain properties. The Company's principal properties are the McFinley Gold Project and its other Red Lake holdings, both located in the Province of Ontario. The Company holds interests in several other mineral properties located in the Provinces of Ontario, Newfoundland, British Columbia and Nunavut Territory, Canada.

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

  Golden Promise Trend Properties: Since 2002, the Company has acquired a 100% interest in approximately 1,998 claims by map staking. An additional 857 claims were acquired under option from a third party (or fall within an area of interest with the third party) with the Company able to obtain a 100% interest in the claims by making cumulative cash payment s of $42,000 ($105,500 paid) and common share issuances of 195,000 over four years (20,000 shares issued and also $15,000 paid in lieu of 10,000 shares). Rubicon has also granted a 1.5% - 2.5% NSR royalties on the optioned claims and has the right to buy back 0.5% - 1.5% of the NSRs for $12,250,000 = $1,500,000 at any time.

During 2003, the company has optioned 70% interest in the 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer Dome (CLA) Limited ("Placer") whereby Placer must spend $5,000,000 in exploration expenditures over three years and make all payments relating to the Mercer Agreement to earn an initial 55% interest. Placer must complete a feasibility study to earn an additional 15% interest.

In addition to the three principal properties described above, the Company has also acquired interests in several other mineral properties located in Ontario, Newfoundland, British Columbia, Nunavut Territory, Canada.. The Company will actively seek joint venture partners to carry out further work on other selected properties. See "Item 3 - Key Information - D. Property, Plants and Equipment," below.

At December 31, 2003, the Company had working capital of $11,545,577, which is sufficient to cover general and administrative costs for the foreseeable future and to fund proposed exploration programs and maintenance costs on its properties to at least December 2004. Should additional programs be undertaken, the Company may require additional funding. The exploration of the Company's properties depends upon the Company's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any required financing now or in the future. In the event that none of the Company's current partners fulfill their funding obligations, the Company will seek additional financing through subsequent partnerships, and failure to obtain additional financing on a timely basis through new partnerships may cause the Company to selectively conduct equity financings. Failure to secure required funds may cause the Company to forfeit its interest in some or all of its properties or reduce or terminate its exploration programs on some or all of such properties.

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

As at December 31, 2003, the Company has one active majority-owned (50.1%) subsidiary, Toquima Minerals Corporation, which was incorporated in the Province of British Columbia.

D. Property, Plant and Equipment

The Company's principal properties are the McFinley Gold Project located in the Province of Ontario and the Golden Promise Trend Properties, located in the Province of Newfoundland and Labrador. The Company holds interests in several other mineral properties located in the Provinces of Ontario, Newfoundland, British Columbia and Nunavut Territory, Canada.

Principal Properties

1. McFinley Gold Project, Ontario

The following McFinley Gold Project summary has been extracted from the Technical Report on the "Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario During the Period May 2003 to March 2004", dated April 23, 2004. The Report was prepared by Qualified Person (QP), Ian R. Cunningham-Dunlop, P.Eng.

The McFinley Property is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometers north of the operating Campbell and Red Lake Mines. It is accessible by an 8 km all weather, gravel road from the town of Cochenour.

The Company has an option to earn a 100% interest in the McFinley Property through two separate agreements made during 2002. The water covered areas of the Property, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from Dominion Goldfields Corporation (DGC) and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are referred to as the McFinley Property (the 'Property') and cover approximately 505.43 Ha. The properties are contiguous, surveyed and in good standing. Rubicon has recently secured some surface rights for the property through a public auction by the Municipality of Red Lake.

The McFinley Property is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the "East Bay Trend". The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour Willans mine area where it intersects the NW ''Mine trend'' of Campbell and Red Lake Mines.

Extensive gold mineralization along the "Mine Trend" has been exploited at the Campbell and Red Lake Mines (Reserves and Production - 24 M.Oz.Au). The past-producing Cochenour Mine (1.2 M.Oz.Au) is located at the intersection of the "Mine Trend" with the "EBDZ". Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and, recently, Placer-Wolfdens' GAZ Zone. The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour. Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the McFinley Property commenced in the 1920's and continued intermittently up to 1980. Initial underground exploration was conducted in 1956 on McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited. The 1982-1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels. Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed. A bulk sampling operation was in progress on closure of the operation in early 1989. Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site. The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 Exploration Program resulted in the estimation of an 'Inferred Mineral Resource' of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Hogg 43-101 Report, October, 2002). Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface. The deeper area is considered an area of geological and exploration interest. Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings. These remained to be further explored upon closure of the mine.

The Company is undertaking an aggressive and ongoing exploration program on the McFinley Property. Exploration during the period 2002-2004 (to Mar 31s 2004) has included 59,580 square feet of trenching and stripping, 22,014.03 meters of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and much re-evaluation of previous information. Selected holes from the over 60,000m of previously drilled core have also been relogged. The Company has built a new core shack and storage area at the site and has refurbished some of the infrastructure as required for the ongoing property exploration programs.

A total of 89 diamond drill holes have been completed on the Property by Rubicon during the four phases of diamond drilling:

  Phase 1: 1,909.1 meters (6,263.5 feet) in 14 holes in the immediate area of the Peninsula (Nov to Dec 2002);

  Phase 2: 9,704.4 meters (32,708.5 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003);

  Phase 3: 3,058.0 meters (10,032.8 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2004); and

  Phase 4: 7,342.53 metres (24,089.7 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of Mcfinley Island (Feb to March 2004)

The historic gold mineralization on McFinley Peninsula and McFinley Island is found in many diverse geological settings, including:

  Sulphidised and quartz-veined, Banded Iron Formation;

  Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Zone Type);

  Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts,

  Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy; and

  Silicified and biotite altered zones in basalt.

Property-wide exploration diamond drilling has also successfully identified several new environments of auriferous mineralization during the Rubicon programs, namely:

  Silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite;

  Narrow (mm scale) quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanic rocks. Located throughout the stratigraphy, these veins tend to be erratic in nature;

  Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS (MAC3);

  D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and

  Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Gold Zone)

The discovery of the new Phoenix Gold Zone at the north end of McFinley Island in the winter of 2004 marks the most significant event to date in the Company's ongoing evaluation of the property. The zone lies at the base of a basaltic sequence near the intersection of a 340 degree striking structure and a roll in the ultramafic contact. The zone is intensely sheared, veined and biotized over thickness up to 40 metres and displays local visible gold, and variable arsenopyrite, pyrrhotite, pyrite, sphalerite, chalcopyrite, and galena. Gold grades are encouraging with nine of twenty-two holes drilled in the zone returning >10 Au g/t over 1.0 m and individual highs reaching 15.5 Au g/t over 4.8m. The mineralization is demonstrating continuity as a series of lenses dipping moderately to the west and plunging gently to the southwest. The approximate dimensions of the Main PZ-1 zone are 5 metres thick, 75 metres down-dip, and greater than 150 metres down-plunge.

2 . Golden Promise Trend Properties, Newfoundland

The following Golden Promise Property summary has been extracted from the "Technical Report on the Golden Promise Property", dated April 26, 2004. The Report was prepared by Qualified Person (QP), David A. Copeland, B.Sc. (Hons), M.Sc., P.Geol.

The Golden Promise Property is located immediately west of the Town of Grand Falls-Windsor and encompasses the Town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13 (Figure 1). Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways which transect the property. The property comprises 23 map-staked licenses consisting of 2,150 claims for a total combined area of 53,750 ha. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon Minerals. The entire property is currently under option to Placer Dome (CLA) Canada Ltd.

Few mineral exploration companies targeted the Badger area prior to Rubicon Minerals Corporation's initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property.

Gold bearing quartz veins at Golden Promise are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian shale. The property is mapped as being underlain by Badger Group sediments located north of, and presumably up sequence of a conformable contact with Carodocian black shales which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake supergroup. Stratigraphy in the area is mapped as being upright and moderately to steeply dipping (50º to 90º) with attitudes influenced by open to sub-isoclinal upright folds that plunge moderately towards the northeast. Mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn Zone.

The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia.

Gold bearing quartz vein float was discovered during the spring of 2002 by local prospector Mr. William Mercer which eventually led to the discovery of the Jaclyn Zone. One composite sample from ~10 boulders assayed approximately 30 g/t Au. Exploration since August 2002 on the Golden Promise Property in Newfoundland, comprises a total of 3496.9 metres of diamond drilling in 33 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 16 trenches, B-horizon soil sampling and prospecting. The majority of the work, including all of the diamond drilling has focused on the Jaclyn Zone. Drilling programs during August 2002 and the fall of 2003 along with the airborne survey were completed with financial support ($344,165) from the Newfoundland and Labrador government's Junior Company Exploration Assistance Program (JCEAP). Total exploration expenditures, to the end of March 2004 on the Golden Promise Property, excluding GST/HST, are approximately $1,400,000.

Of the 33 holes completed to date 22 have intersected visible gold bearing veins. Highlights of the 2002 drill program include intersections of up to 16.57 g/t Au over an estimated true thickness of 1.64 m; 25.74 g/t Au over an estimated true thickness of 0.63 m; and 68.95 g/t Au over an estimated true thickness of 0.21 m. Results from the 2002 drill program document the Jaclyn vein system as developed over a minimum 225 m strike length to a vertical depth of 50 to 60 m and remains open in both strike directions and below 50 m vertical depth

The 2003 drill program followed up on the successful drilling completed during the summer of 2002 (Mullen, 2003). Of the 12 holes drilled suring the 2003 program 7 intersected visible gold bearing quartz veins. Drilling was successful in drilling off two new gold bearing veins at Jaclyn North and Jaclyn South. Highlights include: 11.16 g/t Au over 1.6 metres (GP03-24), 18.18 g/t Au over 0.6 metres (GP03-25), 44.59 g/t Au over 0.3 metres (GP03-31), and 12.13 g/t over 0.35 metres (GP03-32).

Drilling during 2002 and 2003 was successful in defining gold bearing mineralization at the Jaclyn zone. Drilling defined the extent Jaclyn Zone to be 375 m in strike length and 192 m vertical depth. Drilling in hole GP03-31, 32 and 33 have shown the north (Jaclyn North Zone) and south (Jaclyn South Zone) boulder trains to be underlain by highly altered sedimentary stratigraphy that hosts visible gold bearing quartz veins, similar in style to that encountered within the Jaclyn zone. These new discoveries underscore the potential of Jaclyn North and South Zones to host gold bearing quartz veins similar in extent to the Jaclyn Zone.

Based on the results of exploration conducted to date a program comprising 2000 metres of diamond drilling, B-horizon soil sampling and prospecting is recommended for 2004. The combined budget of the proposed work is approximately $750,000.

This exploration program should be completed in three separate phases. The first phase of exploration should consist of a preliminary phase of drilling, totalling approximately 1000 m, designed to test the eastern extension of the Jaclyn North and Jaclyn Zones and the Justin's Hope gold occurrence. It is proposed that an initial 640 sample B-horizon soil sampling program be first conducted to further outline mineralization at the east end of the Jaclyn grid, and at the Justin's Hope, Branden and Shawn's Shot gold occurrences.

The second phase of exploration (Phase 2) will comprise a regional prospecting, geochemical and geological mapping program, designed to find new zones of gold mineralization within float and bedrock. The regional program should be completed over the course of three months during the summer of 2004.

The third phase of exploration will comprise drill testing (approximately 1000 m) during the late fall and follow-up on targets generated during the summer 2004 Phase 2 program or additional testing of the Jaclyn, Jaclyn North and Jaclyn South Zones and the Justin's Hope and Shawn's Shot gold occurrences. It is envisioned that this approach will lead to discovery of new areas of gold mineralization on the Golden Promise Property and leave the project poised for a drill intensive campaign in late 2004 and early 2005.

3. Other Properties

ONTARIO

McCuaig JV Property

The Company has earned a 50% interest in three unpatented mining claims in Dome Township for which the Company paid $25,000 and must incur total exploration expenditures of $450,000 by April 15,2001 (completed). The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retain a right to first refusal on the remaining NSR royalty. During 2002, the Company reached an agreement with Golden Tag Resources Ltd. on the McCuaig JV Property whereby it earned an additional 10% interest for a total 60% interest by expending $522,000 prior to May 31, 2003 (incurred).

The Company has expended a total of $1,525,848 on the property as at December 31, 2003.

English Royalty Division ("ERD")

During the year ended December 31, 2003, the Company acquired underlying interests to 74 mineral properties pursuant to the terms of the ERD described below and an additional 11 mineral properties for no additional consideration. The majority of the mineral properties are located in the Red Lake Mining Division. The Company made the initial acquisition when it purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 (paid) and the issuance of 250,000 common shares (issued). Fourteen of the 74 properties are subject to current agreements involving the Company as optionee, including Red Lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake, McCuaig and Wolf Bay. Accordingly, this agreement will reduce the Company's aggregate property payments due under these pre-existing options by $414,000, including $114,000 in 2003.

To December 31, 2003, the Company has recorded net proceeds of $428,679 in connection with third party option payments received pursuant to the ERD, inclusive of $107,778 in marketable securities.

Red Lake Properties (Formerly RLJV Properties)

Agreement with AngloGold (Canada) Exploration Company ("AngloGold") - RLJV Properties

During the year ended December 31, 2000, the Company signed a joint venture agreement with AngloGold, whereby AngloGold could earn an initial 60% interest in the properties comprising the Red Lake Joint Venture ("RLJV"), in consideration for incurring US$3 million in exploration over five years, of which US$300,000 was a firm commitment for the initial year of the agreement (completed). The Company remained the Operator of the Joint Venture until November 2001 when AngloGold elected to become operator after it had expended US$1million in exploration. Upon earning its 60% interest, AngloGold could earn an additional 10% interest by paying the Company US$250,000. Within 100 days of AngloGold vesting for a 60% to 70% interest, the Company could elect to have AngloGold pay all exploration costs until a positive production decision is reached, at which point the Company could maintain its interest by reimbursing AngloGold its share of the costs of the project incurred by AngloGold. The Company's interest would be diluted to the extent that it did not make such reimbursements or participate in future cash calls subsequent to a positive production decision. During 2000, the Company incurred an aggregate of $35,461 in expenditures directly related to acquiring this joint venture agreement and had included this amount within property acquisition costs.

During 2002, the Company and AngloGold amended the terms of the RLJV agreement to add the Red Lake Adams Lake gold property to the RLJV in consideration for AngloGold agreeing to incur an additional US$400,000 in exploration (to now total US$3.4 million) and to make annual cash payments to the Company of US$10,000.

During the year ended December 31, 2003, the Company signed an agreement with AngloGold regarding the disposition of all of the mineral properties comprising the RLJV properties. All the properties being transferred to the Company approximately 90% of the property by land area and AngloGold approximately 10% of the property by land area are subject to NSR's to the other party. The Company has agreed to pay a one time fee to AngloGold in the amount of $2,000,000 or issue 1,500,000 common shares if the Company has positive production in the Planet claims or the Main Black claims.

The Company has expended a total of $1,308,113 on the properties as at December 31, 2003.

Advance Red Lake Property

The Company obtained the option to acquire a 100% interest in 13 patented mining claims in consideration for the payment of $47,000 ($10,000 paid), payable in stages over seven years. The property is subject to a 2% NSR, of which 1% may be purchased by the Company for $500,000. This property was traded to AngloGold as part of the September 2003 reorganization agreement, with the Company retaining a 1.75% NSR. AngloGold is responsible for future payments on the property.

Rivard Property

The Company obtained the option to acquire a 100% interest in one mining lease by making cash payments of $220,000 ($65,000 paid) and issuing 210,000 shares (60,000 issued) by August 29, 2005. The property is subject to a sliding rate NSR (2.25% - 2.75% depending on the price of gold) of which 1.25% may be purchased by the Company for $1 million. This property was traded to AngloGold as part of the September 2003 reorganization agreement, with the Company retaining a 1.75% NSR. AngloGold is responsible for future option payments on the property. Share payments will continue to be made by the Company and the value will be reimbursed to the Company by AngloGold.

Meunier Property

The Company has a 100% interest in 115 unpatented mining claims, which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000.

The property is subject to NSR royalty of 2.5% on 38 claims (of which the Company may purchase a 1.5% NSR royalty for $1.5 million), 2% NSR royalty on 54 claims (of which the Company may purchase a 1% NSR royalty for $1.0 million), and 1% on 27 claims. Annual advance royalty payments of $25,000 are due by April 15th of each year starting in 2000 (paid in 2003).

Slate Bay English Property

The Company had an option to acquire a 100% interest in 13 unpatented mining claims located in Todd township by making cash payments of $78,000 ($53,400 paid) by September 10, 2004. In addition, annual advance royalty payments of $6,000 will be due beginning September 10, 2005. The property is subject to a 1% NSR royalty, of which the Company may purchase a 0.5% of the NSR royalty for $500,000. The Company is not required to make further payments on the property and royalty is now owned by the Company as part of the ERD purchase.

Humlin West Property

The Company has an option to acquire a 100% interest in 16 unpatented mining claims located in Fairlie Township by making cash payments of $102,000 (paid) by May 10, 2002. In addition, annual advance royalty payments of $20,000 will be due beginning May 10, 2003. The property is subject to a 2% NSR royalty, of which the Company may purchase a 1% of the NSR royalty for $1.0 million. The Company is not required to make further payments on the property because the property and royalty is now owned by the Company as part of the ERD purchase.

Red Lake West Property

The Company has an option to acquire a 100% interest unpatented mining claims in Dome and McDonough Townships by making total cash payments of $227,300 (paid) by May 10, 2002. Annual advance royalty payments of $225,000 will be due beginning May 10, 2003. The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million. The Company is not required to make further payments on the property because the property and royalty is now owned by the Company as part of the ERD purchase.

Red Lake Extension Property

The Company owns a 100% interest in 37 claims in the Black Bear Lake, Coli Lake and Sobeski Lake Areas, all of which were acquired by staking.

Red Lake East Property

The Company has an option to acquire a 100% interest in 381 unpatented claim units in the McDonough, Balmer and Bateman townships by making cash payments of $98,000 by February 15, 2003 (paid) and issuing 150,000 common shares by February 15, 2002 (issued). Annual advance royalty payments of $16,000 per year are payable commencing February 15, 2004. The property is subject to a 2% NSR royalty of which the Company may purchase 1% of the NSR royalty for $1.0 million. The Company is not required to make further payments on the property because the property and royalty is now owned by the Company as part of the ERD purchase.

Coli Lake Property

The Company has a 100% interest in five unpatented claims at Coli Lake for which it paid $4,000, and is required to make annual advance royalty payments of $6,000 commencing June 30, 2005. The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $500,000. The Company is not required to make further payments on the property because the property is now owned by the Company as part of the ERD purchase.

Mackenzie Property

The Company has a 100% interest in one unpatented mining claim unit located in Dome Township for which the Company paid $1,400. The property is subject to a 1% NSR royalty of which the Company may purchase a 0.5% NSR royalty for $100,000. The Company is not required to make further payments on the property and royalty is now owned by the Company as part of the ERD purchase.

Hammell Lake Property

The Company obtained an option to acquire a 100% interest in the three unpatented mining claims by making cash payments of $750 (paid) and annual advance royalties of $6,000 per year, provided the Company maintains the claim in good standing with regulatory authorities, commencing August 1, 2004. The Company is not required to make further payments on the property and royalty is now owned by the Company as part of the ERD purchase.

Other Red Lake Properties

The Company has expended a total of $1,525,8421,236 on the Other Red Lake Properties as at December 31, 2003.

Newman-Todd Property

The Company, Redstar Gold Corp., and AngloGold (Canada) Exploration Ltd., formed an agreement whereby Rubicon increased its interest in the Newman-Todd property from a minimum 9% to 22% carried interest. Under the terms of the Newman Todd agreement, AngloGold will acquire a 60% interest by spending US$750,000 on exploration over four years, including a firm work commitment of US$100,000 in Year 1 and by making cash payments to Redstar. Rubicon will be the initial manager of the exploration program. AngloGold may elect to become Manager by providing appropriate notice to Rubicon. After earn-in by AngloGold, Rubicon would have a 22% interest and Redstar would retain an 18% interest. Both Rubicon and Redstar would be carried to production, subject post mine decision to payback of exploration and capital costs out of 75% of their share of mine proceeds at prime plus 3%. If AngloGold terminates its option, the property would revert back to the Rubicon-Redstar Option Agreement, whereby as part of a larger property package Redstar is required to spend $2.75 million to earn a 51% interest. In connection with this transaction, Redstar has agreed to a firm commitment to spend $600,000 before May 6, 2004 on the west Red Lake properties less the amount spent by AngloGold on Newman-Todd in the same period. This property was traded to AngloGold with the Company retaining a 1.75% NSR.

Option to Goldcorp Inc.

The Company optioned Adams Lake property and the Planet area property (consisting of portions of the Red Lake East, Coli Lake and Red Lake Extension properties) to Goldcorp Inc. To earn a 60% interest in the properties, Goldcorp must spend $5 million on exploration over four years, including committed first year expenditures of $750,000, and complete a one million share private placement into Rubicon at a price of $1.60 per share for total proceeds of $1,600,000 (completed).

MD West Property

The Company acquired an option to earn a 100% interest in six claims comprising the MD West Properties located in the Red Lake Mining District, Nunggesser Lake and Sobeski Lake area, Ontario. In order for the Company to earn its interest, it must make cash payments totalling $60,500 ($10,500 paid). The property is subject to a 2% NSR of which 1% NSR can be purchased for $1 million with an RFR on the remaining 1%.

MD East Property

The Company acquired an option to earn a 100% interest in seven claims comprising the MD West Properties located in the Red Lake Mining District, Hanton area, Ontario. In order for the Company to earn its interest, it must make cash payments totaling $60,500 ($10,500 paid). The property is subject to a 2% NSR of which 1% NSR can be purchased for $1 million with an RFR on the

Redstar Option Agreement

During the comparative year, the Company granted Redstar Resources Corporation ("Redstar") the right to earn up to a 70% interest in several of Rubicon's properties (a total of 226 claim units) at the western end of the Red Lake gold camp. The properties included in the option are the Baird, Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties.

Redstar can earn an initial 51% interest in the properties by making cash payments to the Company totaling $135,000, issuing 500,000 post-consolidation shares (250,000 received) to Rubicon and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year (completed). During the current year, the Company amended the agreement in which Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding and bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors and the issuance of 150,000 common shares to the Company (paid).

Baird Property

The Company entered into a letter agreement for the option to acquire two unpatented mining claims in consideration for the payment of $750 (paid) and annual advance royalty payments of $6,000 per year, provided the Company maintains the claim in good standing with regulatory authorities, commencing August 1, 2004. The property and royalty is now owned by the Company as part of the ERD purchase.

Pipestone North Property

The Company obtained an option to acquire a 100% interest in the six unpatented mining claims in consideration for cash payments aggregating $89,000 ($35,000 paid) in stages over three years commencing September 1, 2002, and the completion of a minimum of $13,000 in exploration work in the property by September 1, 2002 (completed). The property is subject to a 2% NSR, one half of which can be purchased by the Company at any time for $500,000. The property and royalty is now owned by the Company as part of the ERD purchase.

Pipestone South Property

The Company obtained the option to acquire a 100% interest in 15 unpatented mining claims, in consideration for cash payments aggregating $92,000 ($37,000 paid) and the issuance of 110,000 common shares (issued) paid in stages prior to September 1, 2004 and the completion of a minimum of $26,000 of exploration before September 1, 2002 (completed). The property is subject to $10,000 advance royalty payments commencing in 2005 and a 2% NSR, 1% of which may be purchased by the Company for $500,000. The property and royalty is now owned by the Company as part of the ERD purchase.

Pipestone East Property

The Company obtained the option to acquire a 100% interest in 10 unpatented mining claims, in consideration for cash payments aggregating $81,000 ($30,000 paid) prior to September 1, 2004 and the completion of $12,000 in exploration work before September 1, 2002 (completed). The property is subject to 2% NSR, 50% of which may be purchased by the Company for $500,000, and an annual advance royalty of $8,000 commencing in 2005. This property was traded to AngloGold with the Company retaining a 1.75% NSR.

Wolf Bay Property

The Company obtained the option to acquire18 unpatented mining claims in consideration for cash payments aggregating $88,500 ($38,000 paid) prior to August 1, 2004 and the completion of $28,000 in exploration work before September 1, 2002 (completed). The property is subject to an $8,000 annual advance royalty commencing in 2005 and a 2% NSR, 50% of which may be purchased by the Company for $500,000. The property and royalty is now owned by the Company as part of the ERD purchase.

East Bay Property - Wolfden Option

The Company optioned a portion of its interest in the East Bay Property in Red Lake, Ontario, to Wolfden Resources Inc. Under the terms of this agreement, Wolfden, as operator, must spend $5 million to earn a 60% interest over a four year period, including $750,000 in Year 1, $500,000 of which is a firm commitment and must be spent by June, 2004. Wolfden must also make cash payments totaling $100,000 and issue 40,000 Wolfden shares to the Company over the four year period.

Other Ontario Properties

Robbie Lake Property Larder Lake Mining Division

The Company had an option to acquire a 100% interest in 8 unpatented mining claims by staking and has obtained an option to earn a 100% interest in another mining claim. The Company reached a new letter agreement, replacing the original option agreement, under which the Company agreed to reimburse the costs of another party re-staking eight of the claims, as they became available, in consideration for the Company retaining a 1% NSR and the right to sub-option the property from the owner of the claims.

NEWFOUNDLAND

Avalon Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 600 claims for aggregate consideration of $315,000 ($112,500 paid) in cash and the issuance of the share equivalent of $60,000 shares (17,858 issued) over a four year period, and the granting of NSR royalties ranging form 2% to 3% of which portions can be purchased for $1,000,000 to $2,000,000 for each option agreement. Subsequent to December 31, 2003, the Company entered into an agreement with IAMGold Corporation ("IAMGold"), whereby IAMGold can earn an initial 55% interest in these claims by spending $3,000,000 over a four-year period, including $500,000 before February 2005.

Star Track Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 129 claims for aggregate consideration of $206,500 ($81,000 paid) in cash and the issuance of 280,000 (185,953 issued) shares over a four year period, and the granting of NSR royalties ranging from 1.0% to 2.0% of which portions can be purchased for $400,000 to $1,500,000 for each option agreement.

Glenwood-Botwood Basin Gold Trend

The Company has entered into seven option agreements to earn a 100% interest in a total of 1,133 claims for aggregate consideration of $506,000 ($163,000 paid) in cash and the issuance of 292,000 shares, of which 74,000 shares can be paid in cash in the amount of $74,000 (92,000 issued, $9,000 paid) over four years, and the granting of 2% NSRs of which 1% can be purchased for varying amounts between $1 million to $2.5 million at any time. The Company also has a 100% interest in an additional 2,340 claims acquired by staking.

The Company has optioned 60% interest in approximately six mineral licenses known as the Wings Point Property, 11 mineral licenses known as the Glenwood Break Property and seven mineral licenses known as the Victoria Lake Property (included in the Golden Promise properties) to Crosshair Exploration Mining Corp. ("Crosshair") in consideration for Crosshair incurring $1.5 million, $2.0 million and $1.75 million respectively ($460,141 spent) in exploration expenditures and issuing 1,200,000 common shares (535,748 issued) to the Company. The Company staked an additional 2,900 claims which are included in the Crosshair option agreement.

New World Gold Trend

The Company has entered into an agreement on the New World Property to earn a 100% interest in 455 claims for aggregate cash consideration of $57,000 over four years ($22,000 paid) and the issuance of an aggregate of 45,000 common shares over three years. The owners were granted a 2.0% NSR of which a 1.0% NSR can be purchased by the Company at any time for $1.0 million.

Great NP Gold Trend Property

The Company acquired approximately 1,500 mineral claims by staking during 2002. The Company has retained 405 mineral claims.

Base Metal Properties

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 0.5% for $500,000. Subsequent to December 31, 2003, the Company entered into an option agreement to sell the Point Leamington Property. See Note 13 to the Consolidated Financial Statements.

Lewis Lake Property

The Company acquired a mineral exploration license of 168 mining claim units from the Government of Newfoundland in 1997. The property has since been modified and now consists of three mineral licenses comprising a total of 264 units.

Seal Bay Property

The Company has an option to acquire a 65% interest in two mineral licenses by incurring total exploration expenditures of $700,000 ($495,000 expended). The Company and the optionor will form a joint venture when the Company completes its option. The optionor may elect to increase its interest in the property to 49% by spending an additional $300,000 on exploration within one year of the Company earning its 65% interest.

West Cleary Property

The Company earned a 51% interest in a mineral license by incurring exploration expenditures of $81,387.

BRITISH COLUMBIA

Axelgold Property Omineca Mining Division

The Company acquired an option to earn a 100% interest in 192 mining claim units for which the Company paid $25,000 and issued 40,000 common shares, and must incur total exploration expenditures of $365,000 by May 15, 2003 (completed). The property is subject to advance royalty payments of $20,000 per year beginning January 1, 2003 and a 3% NSR royalty, which the Company may purchase for $3.0 million.

During 2002, the Company optioned a 20% interest in the property in consideration for the optionee incurring $350,000 in exploration work prior to November 30, 2002 (completed). The optionee has since elected under the option agreement to convert its interest to common shares of Rubicon and accordingly the Company issued 441,528 common shares to that party prior to year end.

During 2003, the Company amended the agreement with the underlying owner to defer advanced royalty payments until May 15, 2004.

Thumb Peak Property Skeena Mining Division

The Company acquired a 20% interest in five mining claims for nominal consideration.

NUNAVUT

Incognita Joint Venture Property Baffin Island

The Company has a 49% interest in a joint venture with Northstar Exploration Ltd. ("Northstar") a private company to carry out exploration on 91 mining claims. Northstar has spent the initial $2 million on exploration on the property to obtain its 51% interest in the joint venture.

The property is subject to a 1.5% NSR royalty payable to a third party, of which 0.5% is payable by the joint venture and 1% is payable directly by the Company. The Company may purchase its portion of the NSR royalty, at the option of the third party, by either issuing 150,000 common shares of paying $1.0 million, at the election of the royalty holder.

At December 31, 2002, the Company dropped an additional 5% of the mineral claims originally included in this joint venture, and accordingly has taken a write-down of $123,351 of the costs deferred to that date. Costs applicable to each of the claims were not specifically tracked and therefore the write-down was allocated on a pro-rata basis over all claims and expenditure classifications.

UNITED STATES OF AMERICA
ALASKA

Palmer Property

The Company has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska. In 1999, the Company acquired by staking an additional 36 state claims. During 2002 the 36 claims were dropped.

To maintain the lease, the Company is required to make annual advance royalty payments of US$42,500 and pay annual assessment fees to the Federal Bureau of Land Management of US$34,000. The Company was also required to issue a total of

200,000 common shares (issued). The lease is subject to a 2.5% net smelter return ("NSR") royalty of which the Company may purchase portions of the NSR up to a maximum of 1.5% as follows: 0.5% for US$1,000,000 at any time before the sixth anniversary of the date of the mineral lease; 0.5% for US$2,000,000 before the seventh anniversary; and 0.5% for US$3,000,000 before the tenth anniversary. The Company has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease. The advance royalty payments are deductible from the NSR royalty.

During the current year, the Company vended a non-controlling interest in the Palmer property to Toquima Minerals Corporation. It retains an RFO if the current owner chooses to option the property.

The Company vended its Palmer property into Toquima Minerals Corporation during the year 2003 in exchange for common shares. As at December 31, 2003, the Company held a 60.3% interest in Toquima Minerals Corporation.

Nevada Properties

The Company holds an indirect interest in a number of gold exploration properties through its subsidiary Toquima Minerals Corporation in the State of Nevada.

Dispositions

During 2003, the Company wrote off the following properties: the NST English Property located in Newfoundland and part of the Incognitya JV Property located in Nunavut Territory.

Expenditures on Exploration and Acquisition

For the financial year ended December 31, 2003, the Company expended $10,419,694 on mineral properties. Of this amount $2,448,766 was spent on the McFinley Gold Project, $1,466,746 was spent on the Golden Promise Trend Properties, and $6,504,182 on other non-principal properties.

Item 5. Operating and Financial Review and Prospects

Summary and Outlook

Rubicon Minerals Corporation (the "Company") is a Canadian based mineral exploration company that explores for commercially viable gold and base metal deposits and selectively invests in other mineral exploration and resource companies which the Company deems to be of merit. The Company is listed on the Toronto Stock Exchange ("TSX") and is engaged in the acquisition and exploration of mineral properties (see "Item 9 - The Offer and Listing - C. Markets").

The Company's key assets are in the Red Lake gold camp, in the Province of Ontario and in a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has an investment in a subsidiary that holds gold and base metal exploration assets in the States of Nevada and Alaska in the United States.

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

During the year 2003, the Company achieved a number of its stated objectives. It raised a net total of $14.4 million in two financings to allow it to pursue a growth strategy including direct exploration and the evaluation of new growth opportunities, such as its investment in Toquima Minerals Corporation which provides our shareholders with low cost exposure to discovery potential in the State of Nevada. Also in 2003, the Company graduated onto the senior Toronto Stock Exchange (TSX). This has further enhanced the Company's market profile and improved the liquidity of its common shares.

As part of its strategy of spreading early stage risk on it exploration projects, the Company secured several key exploration agreements in 2003 and subsequently. These include Placer Dome (CLA) Canada Ltd. and IAMGold Corporation on two separate Newfoundland projects and Goldcorp Inc. and Wolfden Resources Inc. in Red Lake, Ontario. These parties are required to spend a total of $2.75 million during the first year of their respective options. Overall in 2003, the Company expended $7.9 million on exploration ($3.9 million partner funded) (49%) and completed approximately 29,000 metres of diamond drilling, maintaining its position as an aggressive and active explorer.

The Company continues to explore a number of its 100% controlled projects, where significant exploration advances were made in 2003 and subsequently. At the Company's 100% owned McFinley project, acquired in June 2002, the Company has reported encouraging and economically significant results from the new Phoenix Zone. In Newfoundland, with partner Placer Dome, the Company announced significant gold mineralization in three vein zones that form part of the extensive Golden Promise project on which further diamond drilling will be continued in 2004.

In 2003, the Company acquired a large portfolio of more than 80 mineral property assets and interests, largely in the Red Lake district in Northwestern Ontario from prospector/entrepreneur Perry English, many of which are under option to junior exploration companies. As a result, cash and share payments formerly due to Mr. English now accrue to Rubicon. In some cases, Rubicon 'bought back' its own deals from Mr. English thus eliminating the need for continuing option payments on these properties, totalling $0.1 million in savings in 2003. The Company holds potential royalties on the 80 mineral property assets which could become significant if an economic discovery is made on any of them. In addition to this potential future value, the agreement provides cost recovery to the Company in the form of cash and/or share payments from third parties. In 2003, cash and share payments of $0.4 Million were recovered. This is in addition to $0.3 million in fees received to manage partner funded projects. In total, the Company recovered $5.0 million of its exploration costs incurred in 2003.

The Company is well positioned with a strong treasury and active exploration to realize further shareholder growth. For the year 2004, the Company has planned over 30,000 metres (98,400ft) of drilling on at least 15 of its projects with an exploration budget of $5.1 million of which $2.9 million (57%) will be funded by partners earning in to the Company's projects.

Critical Accounting Policies

The Company prepares its consolidated Financial Statements in conformity with Generally Accepted Accounting Principles ("GAAP") in Canada, which conforms in all material respects to United States GAAP. For United States readers, the Company has detailed the differences and has also provided a reconciliation of the differences between the United States and Canadian GAAP, where applicable in note 10 of the Notes to the Consolidated Financial Statements.

The preparation of the Company's Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The future recovery of the deferred property costs and useful lives of equipment are based on estimates. All estimates are evaluated on an ongoing basis, including those estimates related to asset impairment. The estimates are based on information that is currently available and on various other assumptions that management believes to be reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material. Actual results could vary from those estimates under different assumptions and conditions.

The Company lists its significant accounting policies in Note 2 to its Consolidated Financial Statements, of which the company has identified the following accounting policies, which are believed to be the most critical in fully understanding and evaluating the reported financial results:

Deferred Property Costs

The Company records all of its property acquisition costs and direct exploration costs until the properties are placed into production, sold or abandoned, at which time the costs will either be amortized on a unit-of-production or fully charged to operations.

Management regularly reviews the carrying value of the mineral properties for impairment or permanent declines in the value of the property by reference to, amongst other things, exploration results experienced by the Company and others and property transactions that have occurred in the same geographic area.

Under United States GAAP, all exploration expenditures are expensed until the Company has determined that the property is capable of economic commercial production.

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

Operating Results

Results of Operations - Fiscal year ended December 31, 2003 compared with fiscal year ended December 31, 2002

The Company incurred a net loss $2.3 million or $0.05 per share for the fiscal year 2003 compared to a net loss of $1.1 million or $0.04 for the fiscal year 2002, an increase of $1.2 million.

$0.4 million in deferred property costs were written off in fiscal year 2003, an increase of $0.3 million compared to fiscal year 2002. During fiscal year 2003, the Company wrote off a number of base metal and grassroots prospects that were not deemed worthy of follow-up exploration.

During the fiscal year 2003, the Company's stock-based compensation costs recorded increased by $0.4 million compared to fiscal year 2002. The Company granted 895,000 options in fiscal year 2003 with a higher fair value compared to 1,655,000 options issued in fiscal year 2002.

For the fiscal year 2003, salaries increased by $0.2 million compared to fiscal year 2002, primarily related to the issuance of management bonuses.

The Company's transfer and filing fees, consulting, professional fees and investor relations costs increased by $0.3 million in fiscal year 2003 compared to fiscal year 2002 with the listing of the Company's common shares on the TSX and increased corporate and administrative activities.

Results of Operations - Fiscal year ended December 31, 2002 compared with fiscal year ended December 31, 2001

The Company incurred a net loss of $1.1 million or $0.04 per share for the fiscal year 2002 compared to a net loss of $2.8 million or $0.14 per share for the fiscal year 2001, a decrease of $1.7 million.

During the fiscal year 2002, $0.2 million in deferred property costs were written off, a decrease of $2.2 million compared to fiscal year 2001. The properties written off included the Pegg Project in Manitoba and a portion of the Incognita Project in the Canadian Territory of Nunavut.

During the fiscal year 2002, the Company recorded $0.2 million in stock compensation expense compared to nil in fiscal year 2001.

During the fiscal year 2002, the Company's transfer and filing fees, consulting, professional fees and investor relations costs increased by $0.3 million compared to fiscal year 2001 with the hiring of a full time V.P. of investor relations and increased investor relations and financing activities.

Results of Operations - Fiscal year ended December 31, 2001 compared with fiscal year ended December 31, 2000

The Company incurred a net loss of $2.8 million or $0.14 per share for the fiscal year 2001 compared to a net loss of $0.5 million or $0.03 per share for the fiscal year 2000, an increase of $2.3 million, mainly due to a substantial write-off of a number of properties in the Canadian Territory of Nunavut.

Investing Activities - Fiscal year ended December 31, 2003

The Company incurred $10.4 million in exploration costs and option payments. It used $4.3 million from its working capital reserve, recovered $5.0 million from joint venture partners and issued common shares to pay for $0.7 million in option and advance royalty payments.

The Company exchanged the Palmer property, located near Haines, Alaska, with a book value of $1.8 million in deferred exploration costs for common shares of Toquima Minerals Corporation ("Toquima"), a private subsidiary of the Company. The Company invested an additional $0.3 million in Toquima for additional common shares of Toquima. As at December 31, 2003, the Company had a 60.33% interest in Toquima and gained exposure to a number of gold exploration properties in the State of Nevada.

Investing Activities - Fiscal year ended December 31, 2002

The Company incurred $9.6 million in exploration costs and option payments. It used $5.3 million from its working capital reserve, recovered $2.7 million from joint venture partners and issued common shares to pay for $1.6 million in option payments.

Investing Activities - Fiscal year ended December 31, 2001

The Company incurred $2.0 million in exploration costs and option payments. It used $0.8 million from its working capital reserve, recovered $1.1 million from joint venture partners and issued common shares to pay for $0.1 million in option payments.

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

Liquidity and Capital Resources - Fiscal year ended December 31, 2003

The Company had a working capital position of $11.5 million as at December 31, 2003. This did not include $0.4 million in investments in a number of publicly listed and private companies.

During the fiscal year 2003, the Company issued 13,979,329 common shares pursuant to private placements raising $14.4 million net of share issue costs, issued 2,022,740 common shares from the exercise of warrants raising $1.5 million and issued 1,547,500 common shares from the exercise of options raising $0.6 million.

The Company major source of financing is from the sale of shares issued from treasury, the exercise of stock options and warrants, if any, and the disposal of available investments. The company has sufficient funds to meet its working capital requirements and property maintenance costs, some exploration of its mineral properties and investments in other mineral resource companies for the foreseeable future. Additional amount of funds available for exploration of its properties, acquisition of additional mineral properties and investments in other mining resource companies is dependent on whether and how much the Company can raise in additional equity financing, the amount of exploration carried out by existing joint venture partners and the ability of the Company to successfully negotiate joint ventures for third party funding of exploration costs.

Liquidity and Capital Resources - Fiscal year ended December 31, 2002

The Company had a working capital position of $0.8 million as at December 31, 2002.

The Company sole source of financing was from the sale of shares issued from treasury and the exercise of options and warrants. During the fiscal year 2002, the Company issued 5,368,463 common shares pursuant to private placements raising $3.6 million net of share issue costs, issued 3,671,393 common shares from the exercise of warrants raising $2.1 million and issued 167,500 common shares from the exercise of options raising $0.1 million.

The Company needed to raise additional equity financing to finance exploration costs for the subsequent year and to increase working capital.

Liquidity and Capital Resources - Fiscal year ended December 31, 2001

The Company had a working capital position of $1.0 million as at December 31, 2001.

The Company sole source of financing was from the sale of shares issued from treasury and the exercise of options and warrants. During the fiscal year 2001, the Company issued 3,427,858 common shares pursuant to private placements raising $1.1 million net of share issue costs and issued 337,500 common shares from the exercise of warrants raising $0.3 million.

The Company needed to raise additional equity financing to finance exploration costs for the subsequent year and to increase working capital.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Name, Position, Age and	Principal Occupation or Employment	Period as a Director	% of time on
Country of Residence		of the Company	Company business
J. GARFIELD MACVEIGH	Exploration Geologist; Chairman of the Board
Chairman of the Board of	of Directors and Director of the Company;
Directors and Director	President and Director Rubicon Management	March 6, 1996 to	100%
Born: October 25, 1948	Ltd.	date
Resident of Canada

DAVID W. ADAMSON	Exploration Geologist; President, CEO and
President, Chief Executive	Director of the Company; Director, Rubicon
Officer and Director	Management Ltd.	March 6, 1996 to
Born: August 9, 1959		date	100%
Resident of Canada

MICHAEL J. GRAY	Exploration Geologist; Secretary, Vice-
Secretary, Vice-President,	President, Exploration and Director of the
Exploration and Director	Company; Director and Secretary of Rubicon	March 6, 1996 to
Born: November 8, 1961	Management Ltd.	date	100%
Resident of Canada

PETER G. WONG	Chartered Accountant, CFO of the Company
Chief Financial Officer		December 11, 2003
Born: February 22, 1966		to date	100%
Resident of Canada

Name, Position, Age and	Principal Occupation or Employment	Period as a Director	% of time on
Country of Residence		of the Company	Company business
WILLIAM J. CAVALLUZZO	Vice-President, Investor Relations
Vice-President, Investor
Relations		N/A	100%
Born: December 29, 1943
Resident of Canada
DOUGLAS B. FORSTER	Exploration Geologist; Director of the
Director	Company; President, Quarry Capital
Born: February 4, 1959	Corporation; Director of Odyssey Resources	June 1, 1996 to date	10%
Resident of Canada	Limited.
DAVID R. REID	Director of the Company; Lawyer and Senior
Director	Partner, Davis & Company, Barristers &
Born: February 23, 1955	Solicitors	April 6, 2001 to date	5% or as required
Resident of Canada
PHILIP S. MARTIN	Director of the Company; Principal., P.S. Martin
Director	& Associates, Financial Consultants; Director,
Born: November 12, 1944	Southern Era Resources Limited, Beta Minerals	July 11, 2003 to date	5% or as required
Resident of Canada	Inc. and Asia Now Resources Limited

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

Peter G. Wong, CA, the Chief Financial Officer of Rubicon Minerals Corporation received his Bachelor of Commerce in 1989 from the University of British Columbia. He articled with the accounting firm of Deloitte & Touche and received his Canadian Chartered Accountant designation in 1992. He has worked in senior financial positions with a number of publicly listed companies in the mining exploration, development and production stages for over 14 years.

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

Philip S. Martin, Director of Rubicon Minerals Corporation, has a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK. Mr. Martin is based in Toronto and has over 30 years experience in the mining industry ranging from mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986), research analyst (1986-1994). Mr. Martin currently provides consulting services to the corporate and financial sectors. Mr. Martin was Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002).

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

B. Compensation

Compensation of Executives and Directors

The following table sets forth all compensation paid by the Company and its subsidiaries in respect of the individuals who held the executive officer positions: J. Garfield MacVeigh, Chairman of the Board, David W. Adamson, President and CEO, Michael J. Gray, Secretary and Vice-President Exploration, William J. Cavalluzzo, Vice-President Investor Relations and Peter G. Wong, Chief Financial Officer, for the last financial year ended 2003. The table further sets forth all compensation paid by the Company and its subsidiaries to the other directors of the Company, Douglas B. Forster, David R. Reid And Philip S. Martin. The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Name and	Year	Annual Compensation			Long Term Compensation			All Other
Principal					Awards		Payouts	Compen-
Position								sation
					Securities
				Other	Under	Restricted		($)
		Salary	Bonus	Annual	Options/	Shares / Units	LTIP
		($)	($)	Compen-	SARs	Awarded	Payouts
				sation	Granted	($)	($)
				($)
					(#)
J. Garfield
MacVeigh
	2003	60,000	35,000	282,500	Nil	Nil	Nil	Nil
Chairman of the
Board
David W.
Adamson
	2003	78,000	60,000	265,000(1)	Nil	Nil	Nil	Nil
President &
CEO
Michael J. Gray
	2003	78,000	35,000	282,500(12)	Nil	Nil	Nil	Nil
Secretary & VP
Exploration
William J.
Cavalluzzo
	2003	60,000	N/A	$274,000	Nil	Nil	Nil	Nil
VP Investor
Relations
Peter G. Wong

CFO	2003	3,913	N/A	Nil	300,000 (2)	Nil	Nil	Nil

Douglas B.
Forster
	2003	0	N/A	147,000	Nil	Nil	Nil	Nil
Director

David R. Reid

	2003	N/A	N/A	183,000	Nil	N/A	N/A	N/A
Director

Philip S. Martin

Director	2003	N/A	N/A	Nil	225,000 (3)

Notes:

(1) Represents the aggregated dollar value of the difference between the exercise price of stock options and the closing market price on the trading day immediately prior to exercise.
(2) Options granted on December 10, 2003 exercisable at $1.45 per Share until expiry on December 10, 2013. (3) Options granted on July 18, 2003 exercisable at $0.84 per Share until expiry on July 18, 2007.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company, under which he receives a salary of $78,000 per annum. Mr. Adamson's salary was increased to $130,000 per annum effective January 1, 2004. This employment agreement provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's members receive less than 51% of outstanding common shares of the new or continuing corporation ("Significant Change"), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of such event, Mr. Adamson may elect ("Election") to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect. Previously, by an employment agreement dated August 1, 1996, the Company engaged the services of David W. Adamson as Vice-President, Exploration and to provide geological services to the Company under which he received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which was automatically renewed annually on the anniversary date for further terms of one year each and also applied to Mr. Adamson in his capacity as President and Chief Executive Officer of the Company up to the fiscal year ended December 31, 2001.

By an employment agreement dated January 1, 2002, the Company engaged the services of Michael J. Gray as VP Exploration, CFO and Secretary and to provide geological services to the Company, under which he receives a salary of $78,000 per annum. Mr. Gray's salary was increased to $100,000 per annum effective January 1, 2004. The terms and conditions of the January 1, 2002 employment agreement with Mr. Gray regarding a Significant Change are the same as the January 1, 2002 employment agreement with David W. Adamson described above. Previously, by an employment agreement dated August 1, 1996 the Company engaged the services of Michael J. Gray to act as Secretary and Exploration Manager and to provide geological services to the Company under which he received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which was automatically renewed annually on the anniversary date for further terms of one year each. This employment agreement also applied to Mr. Gray in his capacity as Chief Financial Officer and Vice-President Exploration up to the fiscal year ended December 31, 2001.

The criteria used to determine the amount payable to the Named Executive Officers was based on industry standards and the Company's financial circumstances. The January 1, 2002 employment agreements with the Named Executive Officers were accepted by the Board of Directors based on recommendations of the Compensation Committee.

Compensation of Directors

During the fiscal year ended December 31, 2003, the Company paid cash compensation, directly or indirectly, to Directors of the Company other than the Named Executive Officers (the "Other Directors") as follows:

  J. Garfield MacVeigh, Chairman of the Board, was paid $60,000 for services as an officer and for providing geological services to the Company. The Company also awarded Mr. MacVeigh a bonus of $35,000 which was accrued in 2003 and paid in 2004; and

  Davis & Company, the Company's legal counsel, was paid $291,791 in legal fees by the Company for legal services. David R. Reid, a director of the Company, is a partner of Davis & Company.

By an employment agreement dated August 1, 1996 the Company engaged the services of J. Garfield MacVeigh to act as President and CEO, and to provide geological services to the Company. Under the employment agreement, Mr. MacVeigh received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which has been automatically renewed annually on the anniversary date for further terms of one year each and now also applies to Mr. MacVeigh in his capacity as Chairman. Mr. MacVeigh's salary was increased to $85,000 per annum effective January 1, 2004. The August 1, 1996 employment agreement with Mr. MacVeigh regarding a Significant Change is on the same terms and conditions as the August 1, 1996 employment agreement with Messrs. Adamson and Gray described above.

The Company has no pension plan and no standard or other arrangement for compensation to the Other Directors of the Company except the granting of stock options. The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended December 31, 2003:

Name of Other	Date of Grant	Number of Common	Exercise Price	Expiry Date
Director		Shares
PHILIP S. MARTIN	July 18, 2003	225,000	$0.84	July 18, 2007

The foregoing stock options were granted by the Board of Directors based upon the recommendation of the Compensation Committee pursuant to the Company's Stock Option Plan (the "Plan") which was approved by the shareholders at the 2003 Annual General Meeting. Under the terms of the Plan, the options will terminate 90 days after the optionees ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

Report on Executive Compensation

When determining the compensation of its executive officers, the Board considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of three components:

1. base salary;
2. bonus; and
3. long-term incentive in the form of stock options granted in accordance with the policies of the TSX Venture Exchange.

Base Salary
The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such company performance.

Bonus
Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or Company financial performance. Bonus levels will be determined by level of position with the Company.

Long-Term Incentive
The Company provides a long-term incentive by granting stock options to executive officers. On May 6, 2003, the Board adopted a Stock Option Plan to provide incentive to directors, officers, employees and consultants. Any options granted permit executive officers to acquire Common shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted, less any discounts permitted under the policies of the stock exchange on which the Common shares of the Company are listed. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

The foregoing report has been submitted by:	David R. Reid (Chair),
Douglas B. Forster and Philip S. Martin
Compensation Committee

C. Board Practices

The Board of Directors presently consists of six directors who were elected at the annual general meeting of the shareholders of the Company, held on June 12, 2003. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act. J. Garfield MacVeigh, David W. Adamson, and Michael J. Gray have served as directors of the Company since March 6, 1996. Douglas B. Forster has served as a Director of the Company since June 1, 1996, David R. Reid has served as a Director since April 6, 2001 and Philip S. Martin has served as a Director since February 15, 2003.

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

Mandate and Responsibility of the Board

The Board is responsible for supervising the management of the Company's business and the conduct of the Company's affairs generally. The Board actively participates in strategic planning and is responsible for reviewing and approving the Company's operating plans. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. Appropriate succession planning, including the recruitment, training, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the Board's responsibilities.

In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management information systems and for the Company's policies respecting corporate disclosure and communications.

Composition of the Board

Two of the Company's six incumbent directors are presently unrelated for the purposes of the Guidelines. During the ensuing year, the Board will seek one or more suitable candidates for appointment to the Board who meet the unrelated test in the Guidelines.

The Board consists of a majority of related directors for the purposes of the Guidelines. Of the six individuals on the Board, related management directors are J. Garfield MacVeigh, who is Chairman of the Board, David W. Adamson, who is President & CEO and Michael J. Gray, who is Secretary and VP Exploration. David R. Reid who is the Company's legal counsel, is a related outside director. Douglas B. Forster and Philip Martin, the remaining directors are free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company.

The current size of the Board is such that the entire Board takes responsibility for selecting new directors. In connection with the Board's search for suitable candidates for appointment to the Board who meet the unrelated test in the Guidelines, all of the current Board members will assess potential candidates.

The Board will consider implementing in the future a formal process for assessing Board effectiveness should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process of the nature recommended by the Guideline to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies.

The Company increased the size of the Board to six directors during the 2003 financial year and the Board will appoint a minimum of one independent director by the 2005 annual meeting. The Board considers its size appropriate for effective decision making.

The quantity and quality of Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company. The only current form of Board Compensation for non-management directors is stock options.

Description of Board Committees

Committees of the Board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee. The Audit Committee presently consists of two unrelated outside directors, Douglas B. Forster (Chair) and Philip S. Martin and one outside related director, David R. Reid. The Company intends to seek one additional unrelated outside director to ensure its Audit Committee is composed solely of unrelated outside directors. The role of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

The Company's board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended. The board believes that the members of board of director are collectively capable of analyzing and evaluation the Company's financial statements and understanding its internal controls and procedures for financial reporting. In addition, the board believes that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in the Company's circumstances given the early stages of exploration and development and the fact that the Company has not generated revenues to date.

The Corporate Governance Committee presently consists of Philip S. Martin (Chair), David R. Reid and Douglas B. Forster. The Corporate Governance Committee is in the process of reviewing current governance guidelines and will, if necessary, formulate corporate governance guidelines for the Company which will be presented to the Board for their acceptance by September 30, 2004.

The Compensation Committee consists of two outside unrelated directors, Douglas B. Forster and Philip S. Martin, and one outside related director, David R. Reid (Chair), the Company's legal counsel, none of whom are members of management. The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.

The full Board assumes responsibility for developing and implementing the Company's approach to corporate governance issues. The President and CEO is responsible for over-seeing and executing the corporate governance policy of the Board. The Corporate Governance Committee makes on-going assessments and amendment recommendations to the Board.

Board Approvals and Review

The Board is specifically responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for senior executive recruitment and compensation.

The Board delegates to management, through the President and CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Board Independence

The Board is currently composed of three management related directors and three non-management directors, two of whom are unrelated and one is an outside related director. The Company intends appoint at least one additional unrelated director which will increase the independence of the Board from management. The Company will ask this new Board member, when appointed, to sit on each of the Remuneration, Audit and Corporate Governance Committees.

Audit Committee Independence

At present, there are two members of the Audit Committee who are unrelated outside directors and one related outside director. The Audit Committee will be reconstituted after the meeting and upon the appointment of one or more additional unrelated directors to the Board, the composition of the Audit Committee will be changed so that all the members of the Audit Committee will be unrelated outside directors. The role of the Audit Committee is described under "Description of Board Committees" above.

Independent Advisor

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

D. Employees

As of December 31, 2003, the Company had twelve full time employees (five of which are management), four full time contractors approximately 10 seasonal employees and up to 20 short term contracts with contractors/consultants. In 2002 the Company had five full time employees (four of which are management), two full time contractors, 10 seasonal employees and up to 20 short term contracts with contractors/consultants. In 2001, the Company had five full time employees (three of which were management), one full time contractor and one part time contractor. During 2000, the company had four full time employees (three of which were management), one part time employee, one seasonal employee and four short term contracts with contractors/consultants. In 1999, the Company had three full time employees (management), one part time employee, one long term consulting contract, and three short term contracts with contractors/consultants. As noted above, the Company engages independent contractors from time to time to supply work on specific corporate business and project exploration programs.

E. Share Ownership

With respect to the persons listed in "Item 6 - Directors, Senior Management and Employees - B. Compensation," above, the following table discloses the number of Shares and percent of the Shares outstanding held by those persons, as of April 19, 2004. The Shares possess identical voting rights.

Director and Senior Management Share Ownership as at April 29, 2004

Name and Title	No. of Shares	Percent of Shares Outstanding of the Class
J. GARFIELD MACVEIGH
Chairman of the Board of Directors	1,288,096 (1)	2.45%

DAVID W. ADAMSON
President, CEO, and Director	1,070,766 (1)	2.04%

MICHAEL J. GRAY
Secretary, CFO, Vice-President,	1,132,366(1)	2.16%
Exploration and Director

WILLIAM J. CAVALLUZZO	215,628	0.41%
Vice-President Investor Relations

PETER G. WONG	0	0.00%
Chief Financial Officer

DOUGLAS B. FORSTER	1,252,830	2.39%
Director

Name and Title	No. of Shares	Percent of Shares Outstanding of the Class
DAVID R. REID
Director	125,000	0.24%

PHILIP S. MARTIN
Director	19,500	0.04%

Note:
(1) Included in the share positions of J. Garfield MacVeigh, David W. Adamson and Michael J. Gray are those shares held directly and indirectly through personal holding corporations and 1/3 each of the issued shares of Rubicon Management Ltd., which owns 2,300,000 common shares of the Company.

The following table discloses the share options granted to the aforementioned persons, as of December 31, 2003. The options are for Common Shares.

Director and Management Stock Options as at December 31, 2003 and April 29, 2004

Name of Person(s)	Date of Grant or	Reason for Grant or	# Shares	Exercise	Expiry Date
	Issuance	Issuance	Subject to	Price (Per
			Issuance	Share)
William J. Cavalluzzo	August 8, 2002	Employee Stock Option	175,000	$0.83	August 8, 2007
J. Garfield MacVeigh	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David W. Adamson	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Michael J. Gray	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Douglas B. Forster	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David R. Reid	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Philip S. Martin	February 15, 2003	Consultant Stock	125,000	$0.76	Expired
		Option
Philip S. Martin	July 18, 2003	Director Stock Option	225,000	$0.84	July 18, 2007
Peter G. Wong	December 10,	Employee Stock Option	300,000	$1.45	December 10,
	2003				2013

Note:
(1) These consultant stock options expired upon Mr. Martin becoming a Director of the Company in July 2003.

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

Names of Stockholders Owning 5% or More of Outstanding Shares

Based on a list of the registered shareholders of the Company as at April 19, 2004, and to the knowledge of management of the Company, the following shareholders were the beneficial owners of 5% or more of the outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
John Tognetti	7,621,513 (1)	14.51%

(1) Of these shares, 1,272,000 are held by family members of John Tognetti.

There have no significant changes in holdings by any of the 5% shareholders within the last 3 years. As at May 30, 2003, Mr. Tognetti held 4,370,533 shares, at April 29, 2002, Mr. Tognetti held 4,495,583 shares and as at August 10, 2001 Mr. Tognetti held 3,273,276 shares. RML's share position has remained the same.

None of the foregoing shareholders have voting rights different from the voting rights of other shareholders.

Record Holders Resident In the United States

Based upon the Company's knowledge, and according to the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., the following table sets forth certain information regarding record holders of the Company's equity securities resident in the United States as of April 19, 2004:

Title of Class of	No. of Registered	Total Shares	Shares Held by U.S.	Percentage Held by
Securities	Holders Resident in	Outstanding	Residents	U.S. Residents
	the U.S.		(Registered)
Common Shares	9	52,516,131	689,110	1.31%

Controlling Corporations

RML, of 119 - 53rd Street, Delta, B.C., Canada, holds 2,300,000 Shares, or 4.4% of the outstanding shares of the Company. RML, a principal shareholder and promoter of the Company, was incorporated on June 5, 1995 under the Company Act. It is owned as to 1/3 each by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray, all directors and officers of the Company. RML possesses a controlling interest, the direct or indirect power to direct the management and policies of the Company.

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

During 2003, the Company paid a law firm, of which a partner is a director of the Company, $291,791 (2002 - $293,568; 2001 - $125,527) for legal services and a t December 31, 2002 this firm is owed $62,569 for the unpaid portion of this amount (2002 - $2,000; 2001 - $29,276).

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

Since January 1, 2003, one insider of the Company has participated in the Company's private placements. John Tognetti is deemed an insider of the Company, because he owns approximately 14.51% of the outstanding shares of the Company, more than 10% of the voting rights attached to all outstanding voting shares of the Company.

Name	Financing	Security Type	Number	Purchase /
				Exercise Price	Expiry Date
John Tognetti	Feb. 26/03	Common
	Private Placement	Shares	168,000	$1.05	N/A

Major	Feb. 26/03
Shareholder	Private Placement	Warrants	84,000	$1.25	Feb. 26,2005

	March 4/03	Common	200,000	$1.05	N/A
		Shares

	March 4/03	Warrants	100,000	$1.25	March 4, 2005

	August 22/03	Flow-Through	500,000	$1.25	N/A
		Shares

	August 22/03	Common	500,000	$1.05	N/A
		Shares
					August 22,
	August 22/03	Warrants	500,000	$1.25	2005 (1)

(1) Each warrant entitles the holder to purchase one Common share at $1.25 per share until August 22, 2005, provided that if the trading price of the Common shares of the Company closes at a price equal to or higher than $3.00 per share for a consecutive period of 30 trading days, the warrant shall expire on the 30th day after receipt of notice from the Company to that effect.

The Company entered into an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property in exchange for 150,000 common shares of TLC and $125,000 on closing, 75,000 common shares and $50,000 by the first anniversary date of the agreement, and 75,000 common shares and $75,000 by the second anniversary date of the agreement. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already received from TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. The Company and TLC have one common director on their respective boards of directors.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Included under Item 17 are the Consolidated Financial Statements of the Company (the "Financial Statements"), as at December 31, 2003 audited by De Visser Gray Chartered Accountants (formerly De Visser & Company), independent Chartered Accountants. The Financial Statements are accompanied by the auditors report (the "Audit Report") and related notes.

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

B. Significant Changes.

Since December 31, 2003 the date of the most recent financial statements, the following significant changes have occurred to April 29, 2003:

  The Company issued 273,500 common shares for warrants exercised at $1.25 per share, 15,000 common shares for property acquisition at a value of $1.46 per share and 13,000 common shares for stock options exercised at $0.83 per share. The Company also granted 800,000 options to employees exercisable at $1.48 per share. The options are 10% vested on grant and 15% every six months thereafter.

  The Company has signed an agreement with IAMGold Corporation ("IAMGold") whereby IAMGold can earn an initial 55% interest in the Company's Avalon gold project located in southeastern Newfoundland. In order for IAMGold to earn its interest it must spend $3,000,000 over a four year period in Exploration costs including $500,000 by February 2005.

  The Company entered into an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property in exchange for 150,000 common shares of TLC and $125,000 on closing, 75,000 common shares and $50,000 by the first anniversary date of the agreement, and 75,000 common shares and $75,000 by the second anniversary date of the agreement. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already received from TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. The Company and TLC have one common director on their respective boards of directors.

Item 9. The Offer and Listing

A. Offer and Listing Details

There is no offer associated with this annual report.

RMX Trading History

The Shares are traded on the TSX under the symbol "RMX". The following table sets forth the low and high sales prices for the Shares on the TSX (and prior to September 30,2003, the TSX Venture Exchange and its precursors, the CDNX and the Vancouver Stock Exchange), for each full quarterly period within the fiscal years ended December 31, 2002 and 2003, for each of the five most recent full fiscal years and for each of the most recent six months. There was no trading in shares prior to November 19, 1997. There have been no significant trading suspensions in the prior three years.

1997
	High	Low
Year ended December 31, 1997	$1.50	$1.00

1998
	High	Low
Year ended December 31, 1998	$1.35	$0.31

1999
	High	Low

Year ended December 31, 1999	$0.75	$0.37

2000
	High	Low

Year ended December 31, 2000	$0.70	$0.25

2001
	High	Low
Year ended December 31, 2001	$0.63	$0.20

2002
	High	Low
Quarter ended March 31, 2002	$1.15	$0.59
Quarter ended June 30, 2002	$1.85	$0.92
Quarter ended September 30, 2002	$1.56	$0.90
Quarter ended December 31, 2002	$1.13	$0.72
Year ended December 31, 2002	$1.85	$0.59

2003
	High	Low
Quarter ended March 31, 2003	$1.19	$0.72
Quarter ended June 30, 2003	$0.94	$0.77
Quarter ended September 30, 2003	$1.39	$0.79
Quarter ended December 31, 2003	$1.75	$1.12
Year ended December 31, 2003	$1.75	$0.72

most recent six months
	High	Low

November 2003	$1.75	$1.35
December 2003	$1.69	$1.28
January 2004	$1.59	$1.34
February 2004	$1.67	$1.40
March 2004	$1.63	$1.34
April 2004	$1.73	$1.40

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

2002
	Close Bid	Close Ask	Close Price
Quarter ended March 31, 2002	N/A	N/A	N/A
Quarter ended June 30, 2002	1.06	1.20	1.05
Quarter ended September 30, 2002	0.60	0.72	0.61
Quarter ended December 31, 2002	0.52	0.61	0.60
Year ended December 31, 2002	0.73	0.84	0.75

2003
	Close Bid	Close Ask	Close Price
Quarter ended March 31, 2003	0.58	0.70	0.64
Quarter ended June 30, 2003	0.58	0.65	0.60
Quarter ended September 30, 2003	0.78	0.86	0.80
Quarter ended December 31, 2003	1.00	1.15	1.13
Year ended December 31, 2003	0.74	0.84	0.79

Most recent six months
	Close Bid	Close Ask	Close Price
October 2003	1.03	1.20	1.105
November 2003	1.30	1.35	1.328
December 2003	1.00	1.15	1.13
January 2004	1.02	1.16	1.20
February 2004	1.01	1.08	1.062
March 2004	1.15	1.23	1.23

C. Markets

The Company's Shares are listed for trading under the symbol "RMX", on the Toronto Stock Exchange in Toronto, Ontario, Canada, and have traded on the Exchange since the CDNX's creation on November 29, 1999. The Shares were listed on the Vancouver Stock Exchange on November 19, 1997, prior to the creation of the TSX Venture Exchange (formerly CDNX through the merger of the Vancouver and Alberta Stock Exchanges effective November 26, 1999. The Company is currently a "reporting issuer" under the Securities Act.

The NASD has assigned the Company the OTC U.S. trading symbol "RUBIF." As of April 29, 2004 the Company's Shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company's Shares.

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

  Shareholder Rights Plan

  In February 2002 the Company entered inter a Shareholder Rights Plan Agreement with Computershare Trust Company of Canada and was approved by the Company's Shareholder's at its 2002 Annual General Meeting held on June 6, 2002.

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

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for the purposes of the ITA. Shares of the Company will be considered taxable Canadian property to a nonresident holder if:

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

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of director are collectively capable of analyzing and evaluation our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Item 16B. Code of Ethics

The Company does not currently have a Code of Eithics. The Company's Corporate Governance committee will be evaluating the merits of implementing a Code of Ethics.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed DeVisser Gray Chartered Accountants as independed auditors to audit our financial statements for the fiscal year ended December 31, 2003. The aggregate fees accrued by De Visser Gray Chartered Accountants for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended December 31, 2003 were $15,000

Audit Related Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed for assurance and related services by De Visser Gray Chartered Accountants relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $nil.

Tax Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed for tax compliance, tax advice and tax planning on United States tax matters by De Visser Gray Chartered Accountants were $nil.

All Other Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed by De Visser Gray Chartered Accountants for other non-audit professional services, other than those services listed above, totaled $nil.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before De Visser Gray Chartered Accountants is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

- approved by our audit committee; or

- entered into pursuant to pre-approval policies and procedures established by the autie committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has just been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by De Visser Gray Chartered Accountants and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining De Visser Gray Chartered Accountants independence.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

PART III

Item 17. Financial Statements

The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP. A reconciliation of the Financial Statements to United States GAAP is set forth in Note 10 to the Year End Financial Statements.

RUBICON MINERALS CORPORATION

Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2003
and
December 31, 2002

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets and consolidated statements of deferred property costs of Rubicon Minerals Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flow for each of the years in the three year period ended December 31, 2003 in accordance with generally accepted accounting principles in Canada.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 2, 2004

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	As at December 31,
	2003	2002

Assets
Current assets
Cash and cash equivalents	$11,302,074	$1,159,966
Amounts receivable	953,065	184,397
Prepaid expenses	20,404	5,456
	12,275,543	1,349,819

Investments (note 4)	366,833	40,119
Equipment - net of accumulated amortization of $92,004
(2002 - $79,460)	44,103	38,954
Deferred property costs (note 6)	17,276,818	12,258,113
	$29,963,297	$13,687,005

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$729,966	$553,872

Non-controlling interest (note 5)	682,594	-

Shareholders' equity
Share capital (note 7)	35,911,629	18,737,677
Contributed surplus (note 7)	753,531	197,485
Deficit	(8,114,423)	(5,802,029)
	28,550,737	13,133,133
	$29,963,297	$13,687,005

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors:

/s/David W. Adamson	/s/Michael J. Gray

David Adamson	Michael J. Gray
Director	Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31,
	2003	2002	2001

Expenses

Amortization	$12,543	$9,895	$8,122
Consulting	124,726	112,500	-
Investor relations	413,911	316,536	114,843
Office	119,189	51,912	51,788
Professional fees	186,221	117,506	65,164
Rent	68,634	65,621	49,874
Salaries	335,142	138,835	65,791
Stock-based compensation (notes 2 and 7)	556,046	145,355	-
Telephone	7,910	4,530	9,375
Transfer agent and regulatory filing fees	153,341	36,443	18,936
Travel and accommodation	28,417	5,783	4,990
Write-down of investments	-	-	4,184
Write-off of deferred property costs	432,915	171,358	2,401,336

Loss before other items:	(2,438,995)	(1,176,274)	(2,794,403)
Corporate income tax expense	(47,012)	-	-
Gain on sale of investments	19,703	-	-
Interest and miscellaneous income	153,910	74,162	23,813

Net loss for the year	(2,312,394)	(1,102,112)	(2,770,590)
Deficit, beginning of year	(5,802,029)	(4,699,917)	(1,929,327)

Deficit, end of year	$(8,114,423)	$(5,802,029)	$(4,699,917)

Loss per share (note 9)	$(0.05)	$(0.04)	$(0.14)

Weighted average number of common shares outstanding	43,240,383	31,010,908	20,196,550

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31,
	2003	2002	2001
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$(2,312,394)	$(1,102,112)	$ (2,770,590)
Adjustment for items which do not involve cash:
Gain on sale of investments	(19,703)	-	-
Stock-based compensation	556,046	145,355	-
Amortization	12,543	9,895	8,122
Write-down of investments	-	-	4,184
Write-off of deferred property costs	432,915	171,358	2,401,336
	(1,330,593)	(775,504)	(356,948)
Changes in non-cash working capital components:
Prepaid expenses	(14,948)	1,407	(2,509)
Amounts receivable	(768,668)	(63,598)	35,790
Accounts payable and accrued liabilities	124,458	419,547	(12,480)
	(1,989,751)	(418,148)	(336,147)

Investing Activities*
Deferred property costs	(9,728,862)	(7,936,059)	(1,993,361)
Purchase of equipment	(17,692)	(21,334)	(3,007)
Purchase of investment (note 5)	(300,000)	-	-
Cash acquired in capital transaction (note 5)	714,031	-	-
	(9,332,523)	(7,957,393)	(1,996,368)

Financing Activities*
Common shares issued for cash	1717,700,909	6,071,814	1,334,750
Share issue costs	(1,238,338)	(272,716)	(140,808)
Proceeds on sale of investments	33,737	-	-
Recovery of property costs incurred	4,677,732	2,558,828	1,002,978
Management and administration fees received	290,342	168,895	79,031
	21,464,382	8,526,821	2,275,951

Net cash provided (used) during the year	10,142,108	151,280	(56,564)
Cash and cash equivalents, beginning of year	1,159,966	1,008,686	1,065,250
Cash and cash equivalents, end of year	$11,302,074	$1,159,966	$ 1,008,686

*Supplemental Disclosure of Non-Cash Investing and Financing Activities
During the fiscal year ended December 31, 2003, the Company issued 602,811 (2002 - 1,426,028; 2001 - 125,000) of its common shares at a value of $711,381 (2002 - $1,656,612; 2001 - $57,250), and received 1,356,948 (2002 - 125,000; 2001 - Nil) common shares of other companies valued at $340,748 (2002 - $20,000; 2001 - Nil) pursuant to the terms of property joint venture agreements. During the current year the Company issued stock options having a fair value of $Nil (2002 - $52,130) pursuant to the terms of a property acquisition agreement. Refer also to notes 4, 5 and 8.

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

						Write-off
	Balance	Gross	Write-off or	Balance	Gross	or	Balance
	December	Expenditures	Recovery	December	Expenditures	Recovery	December
	31, 2001	2002	2002	31, 2002	2003	2003	31, 2003
CANADA
ONTARIO
RED LAKE MINING
DIVISION
McFinley Property
Acquisition and option payments	$ 38,632	$ 2,553,471	$-	$ 2,592,103	$174,503	$-	$ 2,766,606
Exploration costs
Geological and geochemical	4,915	591,532	-	596,447	591,763	-	1,188,210
Drilling	-	295,516	-	295,516	1,580,938	-	1,876,454
Geophysical	-	78,365	-	78,365	21,437	-	99,802
Travel and accommodation	-	20,616	-	20,616	75,605	-	96,221
Other	-	25,139	-	25,139	4,520	-	29,659
	43,547	3,564,639	-	3,608,186	2,448,766	-	6,056,952

Red Lake Properties
(Formerly RLJV Properties)
Acquisition and option payments	439,376	281,810	(292,111)	429,075	239,987	(230,040)	439,022
Exploration costs
Geological and geochemical	450,782	434,276	(441,941)	443,117	461,668	(374,149)	530,636
Drilling	381,223	706,398	(706,398)	381,223	1,774,120	(1,644,621)	510,722
Geophysical	178,696	467,482	(550,836)	95,342	211,296	(150,224)	156,414
Travel and accommodation	32,552	41,736	(41,339)	32,949	73,900	(67,686)	39,163
Other	3,118	3,602	(3,602)	3,118	-	-	3,118
Administration fees (earned)	(87,964)	-	(113,576)	(201,540)	-	(169,422)	(370,962)
	1,397,783	1,935,304	(2,149,803)	1,183,284	2,760,971	(2,636,142)	1,308,113

McCuaig JV Project
Acquisition and option payments	72,210	7,730	-	79,940	-	-	79,940
Exploration costs
Geological and geochemical	236,824	280,132	(117,203)	399,753	30,748	(16,167)	414,334
Drilling	258,700	641,155	(26,223)	873,632	197,590	(79,036)	992,186
Geophysical	9,472	20,179	(2,449)	27,202	800	(320)	27,682
Travel and accommodation	13,686	11,395	(2,090)	22,991	6,993	(2,792)	27,192
Other	233	1,167	-	1,400	-	-	1,400
Administration fees (earned)	(1,047)	-	(9,097)	(10,144)	-	(6,742)	(16,886)
	590,078	961,758	(157,062)	1,394,774	236,131	(105,057)	1,525,848

Other Red Lake Properties
Acquisition and option payments	76,178	42,430	(27,713)	90,895	116,450	(50,410)	156,935
Exploration costs
Geological and geochemical	48,322	6,927	(3,225)	52,024	31,843	-	83,867
Drilling	-	-	-	-	38,140	-	38,140
Geophysical	88,682	106	(9,815)	78,973	61,701	-	140,674
Travel and accommodation	892	-	-	892	728	-	1,620
	214,074	49,463	(40,753)	222,784	248,862	(50,410)	421,236

English Royalty Division
Properties
Acquisition and option payments	-	-	-	-	954,118	(428,680)	525,438
Exploration costs
Geological and geochemical	-	-	-	-	86,420	-	86,420
Travel and accommodation	-	-	-	-	2,328	-	2,328
Other	-	-	-	-	23	-	23
	-	-	-	-	1,042,889	(428,680)	614,209

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

			Write-off			Write-off
	Balance	Gross	or	Balance	Gross	or	Balance
	December	Expenditures	Recovery	December	Expenditures	Recovery	December
	31, 2001	2002	2002	31, 2002	2003	2003	31, 2003
ONTARIO (continued)
Other Ontario Properties
Acquisition and option payments	$ 41,310	$-	$-	$ 41,310	$-	$-	$41,310
Exploration costs
Geological and geochemical	22,722	-	-	22,722	-	-	22,722
Geophysical	56,362	-	-	56,362	-	-	56,362
Travel and accommodation	1,322	-	-	1,322	-	-	1,322
	121,716	-	-	121,716	-	-	121,716

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	59,795	137,031	-	196,826	111,752	-	308,578
Exploration costs
Geological and geochemical	42,667	122,615	-	165,282	252,374	-	417,656
Geophysical	-	11,822	-	11,822	57,197	-	69,019
Travel and accommodation	4,228	5,152	-	9,380	647	-	10,027
Other	75	375	-	450	-	-	450
	106,765	276,995	-	383,760	421,970	-	805,730

Golden Promise Trend Properties
Acquisition and option payments	-	146,887	-	146,887	379,302	(236,578)	289,611
Exploration costs
Geological and geochemical	-	146,369	-	146,369	410,901	(318,628)	238,642
Drilling		113,636	-	113,636	208,665	(213,796)	108,505
Geophysical	-	11,443	-	11,443	464,315	(358,437)	117,321
Travel and accommodation	-	5,251	-	5,251	3,563	(2,459)	6,355
Administration fees (earned)	-	-	-	-	-	(74,203)	(74,203)
	-	423,586	-	423,586	1,466,746	(1,204,101)	686,231

Avalon Trend Properties
Acquisition and option payments	-	55,340	-	55,340	47,226	-	102,566
Exploration costs
Geological and geochemical	-	143,427	-	143,427	152,786	-	296,213
Travel and accommodation	-	3,072	-	3,072	1,425	-	4,497
	-	201,839	-	201,839	201,437	-	403,276

Glenwood-Botwood Trend
Properties
Acquisition and option payments	18,620	380,153	-	398,773	91,506	(166,437)	323,842
Exploration costs
Geological and geochemical	1,662	284,997	-	286,659	489,568	(194,384)	581,843
Geophysical	-	204,521	-	204,521	292,828	(260,543)	236,806
Travel and accommodation	689	4,484	-	5,173	1,579	(903)	5,849
Administration fees (earned)	-	-	-	-	-	(39,887)	(39,887)
	20,971	874,155	-	895,126	875,481	(662,154)	1,108,453

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

			Write-off			Write-off
	Balance	Gross	or	Balance	Gross	or	Balance
	December	Expenditures	Recovery	December	Expenditures	Recovery	December
	31, 2001	2002	2002	31, 2002	2003	2003	31, 2003
NEWFOUNDLAND
GOLD PROPERTIES (continued)
New World Trend Property
Acquisition and option payments	$-	$35,040	$-	$ 35,040	$(18,950)	$-	$ 16,090
Exploration costs
Geological and geochemical	-	85,357	-	85,357	148,522	-	233,879
Travel and accommodation	-	1,766	-	1,766	51	-	1,817
	-	122,163	-	122,163	129,623	-	251,786

Great NP Gold Trend Property
Acquisition and option payments	-	117,071	-	117,071	(82,900)	-	34,171
Exploration costs
Geological and geochemical	-	25,010	-	25,010	2,247	-	27,257
Travel and accommodation	-	3,373	-	3,373	-	-	3,373
	-	145,454	-	145,454	(80,653)	-	64,801

NEWFOUNDLAND
Base Metal Properties
Acquisition and option payments	210,734	55,423	-	266,157	64,773	(46,039)	284,891
Exploration costs
Geological and geochemical	370,511	152,769	(11,320)	511,960	87,010	(208,562)	390,408
Drilling	516,168	22,068	-	538,236	1,757	(23,825)	516,168
Geophysical	166,340	3,573	-	169,913	16,194	(16,205)	169,902
Travel and accommodation	33,270	6,310	-	39,580	10,286	(16,596)	33,270
Other	8,844	768	-	9,612	208	(726)	9,094
Administration fees (earned)	(84,947)	-	-	(84,947)	-	-	(84,947)
	1,220,920	240,911	(11,320)	1,450,511	180,228	(311,953)	1,318,786

BRITISH COLUMBIA
Axelgold and Thumb Peak
Acquisition and option payments	71,040	363,531	-	434,571	1,267	-	435,838
Exploration costs
Geological and geochemical	55,193	96,025	(92,177)	59,041	(326)	-	58,715
Drilling	-	261,367	(260,268)	1,099	-	-	1,099
Travel and accommodation	2,921	778	(778)	2,921	22	-	2,943
Administration fees (earned)	(17,787)	-	(46,073)	(63,860)	-	-	(63,860)
	111,367	721,701	(399,296)	433,772	963	-	434,735

NUNAVUT, BAFFIN ISLAND
Incognita Joint Venture Property
Acquisition and option payments	131,325	-	(47,277)	84,048	-	-	84,048
Exploration costs
Geological and geochemical	130,007	1,842	(48,090)	83,759	5,742	(2,404)	87,097
Drilling	51,184	-	(18,426)	32,758	-	-	32,758
Geophysical	22,111	-	(7,960)	14,151	-	-	14,151
Travel and accommodation	6,709	-	(2,415)	4,294	-	-	4,294
Other	440	-	(86)	354	-	-	354
Administration fees (earned)	(197,448)	-	(72)	(197,520)	-	(88)	(197,608)
	144,328	1,842	(124,326)	21,844	5,742	(2,492)	25,094

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

			Write-off			Write-off
	Balance	Gross	or	Balance	Gross	or	Balance
	December 31,	Expenditures	Recovery	December 31,	Expenditures	Recovery	December 31,
	2001	2002	2002	2002	2003	2003	2003
MANITOBA
Pegg Property
Acquisition and option payments	$26,165	$-	$(26,165)	$-	$-	$ -	$ -
Exploration costs
Geological and geochemical	12,000	1,084	(13,084)	-	-	-	-
Travel and accommodation	3,748	-	(3,748)	-	-	-	-
Administration fees (earned)	(6,476)	-	6,476	-	-	-	-
	35,437	1,084	(36,521)	-	-	-	-

UNITED STATES OF AMERICA
ALASKA (note 9)
Palmer Property
Acquisition and option payments	678,434	122,431	-	800,865	107,524	-	908,389
Exploration costs
Geological and geochemical	213,314	643	-	213,957	(4,025)	-	209,932
Drilling	680,324	-	-	680,324	1,891	-	682,215
Travel and accommodation	13,193	-	-	13,193	4,810	-	18,003
Other	16,625	833	-	17,458	555	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)	-	-	(76,483)
	1,525,407	123,907	-	1,649,314	110,755	-	1,760,069

NEVADA (note 5)
Other Properties
Acquisition and option payments	-	-	-	-	369,783	-	369,783

Deferred Property Costs	$5,532,393	$ 9,644,801	$ (2,919,081)	$ 12,258,113	$ 10,419,694	$ (5,400,989)	$ 17,276,818

Property Costs Written-off

The Company writes off to expenses the historical costs incurred on properties upon which no further exploration work in planned at the time the decision to abandon work on the property is made. The composition of the write-off figures by property classification is as follows:

	2003	2002
Other Red Lake Properties*	$6,457	$20,753
Base Metal Properties	398,368	-
Other Newfoundland Properties*	26,695	-
Nunavut Properties	-	123,279
Manitoba - Pegg Property	-	27,326
Other Properties*	1,395	-
Total costs written-off	$432,915	$171,358
Aggregate cost recoveries and administration fees received	4,968,074	2,747,723
Gross write-offs and recoveries	$5,400,989	$2,919,081

* These costs relate to properties that are considered immaterial to separately note disclose and are inclusive of monies received pursuant to the terms of English Royalty Division as a recovery of acquisition costs.

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of mineral property interests. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. These activities are conducted primarily in Canada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States ("US"). Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its subsidiaries, Toquima Minerals Corporation at December 31, 2003 and Rubicon Minerals USA Inc. as at the comparative year end.

All intercompany balances have been eliminated on consolidation.

Deferred Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time theses deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Deferred property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time. Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using declining balance method at annual rates of 20% for office furniture and equipment, and 30% for computer equipment. Leasehold improvements are amortized on a straight-line basis over 10 years.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company's operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date. Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. The Company accounts for its interests in joint ventures using the proportionate consolidation method.

Financial Instruments and Financial Risk

The Company's financial instruments consists of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company's investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company's shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company records compensation associated with stock options granted to consultants, directors and employees using a fair value measurement basis and records the expense as the options vest with the recipients.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003. During the comparative year, the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

allowance in the amount of the potential future benefit is taken and not net assets is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently had no effect on the financial statements of any of the fiscal years presented.

3. RELATED PARTY TRANSACTIONS

During 2003, the Company paid a law firm, of which a partner is a director of the Company, $291,791 (2002 - $293,568; 2001 - $125,527) for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and at December 31, 2003 this firm is owed $62,569 for the unpaid portion of this amount (2002 - $2,000; 2001 - $29,276), a balance which is included in accounts payable and accrued liabilities.

4. INVESTMENTS

At December 31, 2003, the Company owned common shares in public and private companies as follows:

		2003		2002
	Aggregate	Market	Aggregate	Market

	Cost	Value	Cost	Value
	$	$	$	$
Public	351,958	388,136	30,119	29,806
companies
Private	14,875	-*	10,000	-*
companies
	366,833	388,136	40,119	29,806

5. CAPITAL TRANSACTIONS

On December 17, 2003, the Company exchanged all of its shares of its wholly-owned subsidiary Rubicon Minerals USA. Inc. ("Rubicon USA"), the sole asset of which is the Palmer property located in Alaska, USA., in consideration for 4.8 million shares of Toquima Minerals Corporation (formerly 650261 BC Ltd., "Toquima"), a private British Columbia corporation which was then also a wholly-owned subsidiary of the Company. On December 23, 2003, the Company exchanged its interest in Fremont Minerals Corporation ("Fremont"), a private Nevada corporation which holds certain mineral property interests in that State (an interest which the Company acquired earlier in 2003 for $300,000 in cash) in consideration for an additional 1.2 million common shares of Toquima. At December 31, 2003, the Company held a 60.3% interest in the outstanding common share capital of Toquima.

The Company's interest in Toquima is considered to be a single purchase of a controlling interest at an effective date of December 31, 2003, with the consideration, based on the carrying amount of the Company's aggregate investment in Rubicon USA and Fremont, allocated to identifiable assets and liabilities as follows:

Cash	$714,031
Mineral property costs:
Palmer property	1,760,069
Nevada properties	369,783
Liabilities assumed	*(101,219)
Net assets acquired	$2,742,664

* - 49,583 of this amount was payable to the Company

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

In addition, at December 31, 2003, the Company recognizes a non-controlling interest in the net assets of Toquima in the amount of $682,594.

6. PROPERTY INTERESTS

The following is a summary of the Company's principal property interests, segregated by geographical location. It is not a comprehensive listing of all past or present property interests.

CANADA ONTARIO

RED LAKE MINING DIVISION

McFinley Gold Property

Pursuant to the terms of two separate agreements in fiscal 2002, the Company acquired an aggregate of 16 patented claim, 25 licences of occupation, and one mineral lease.

Water Claims Agreement ("the Water Claims")

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000 (paid), issue 260,000 shares (issued) and complete US$1,300,000 of exploration prior to March 31, 2006. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement ("the Land Claims")

The Company purchased the Land Claims (16 patented claims) from DGC in July 2002 for $500,000 (paid) and the issuance of 500,000 common shares (issued). The Company is also to issue to the vendor 100,000 stock options (issued). The Land Claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time. Upon a positive production the Company would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

McCuaig JV Property

The Company has earned a 50% interest in three unpatented mining claims in Dome Township for which the Company paid $25,000 and must incur total exploration expenditures of $450,000 by April 15,2001 (completed). The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retain a right to first refusal on the remaining NSR royalty.

During 2002, the Company reached an agreement with Golden Tag Resources Ltd. on the McCuaig JV Property whereby it earned an additional 10% interest for a total 60% interest by expending $522,000 prior to May 31, 2003 (incurred).

English Royalty Division ("ERD")

During the year ended December 31, 2003, the Company acquired underlying interests to 74 mineral properties pursuant to the terms of the ERD described below and an additional 11 mineral properties for no additional consideration. The majority of the mineral properties are located in the Red Lake Mining Division. The Company made the initial acquisition when it purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 (paid) and the issuance of 250,000 common shares (issued). Fourteen of the 74 properties are subject to

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

current agreements involving the Company as optionee, including Red Lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake, McCuaig and Wolf Bay. Accordingly, this agreement will reduce the Company's aggregate property payments due under these pre-existing options by $414,000, including $114,000 in 2003.

To December 31, 2003, the Company has recorded net proceeds of $428,679 in connection with third party option payments received pursuant to the ERD, inclusive of $107,778 in marketable securities.

Red Lake Properties (Formerly RLJV Properties)

Agreement with AngloGold (Canada) Exploration Company ("AngloGold") - RLJV Properties

During the year ended December 31, 2000, the Company signed a joint venture agreement with AngloGold, whereby AngloGold could earn an initial 60% interest in the properties comprising the Red Lake Joint Venture ("RLJV"), in consideration for incurring US$3 million in exploration over five years, of which US$300,000 was a firm commitment for the initial year of the agreement (completed). The Company remained the Operator of the Joint Venture until November 2001 when AngloGold elected to become operator after it had expended US$1million in exploration. Upon earning its 60% interest, AngloGold could earn an additional 10% interest by paying the Company US$250,000. Within 100 days of AngloGold vesting for a 60% to 70% interest, the Company could elect to have AngloGold pay all exploration costs until a positive production decision is reached, at which point the Company could maintain its interest by reimbursing AngloGold its share of the costs of the project incurred by AngloGold. The Company's interest would be diluted to the extent that it did not make such reimbursements or participate in future cash calls subsequent to a positive production decision. During 2000, the Company incurred an aggregate of $35,461 in expenditures directly related to acquiring this joint venture agreement and had included this amount within property acquisition costs.

During 2002, the Company and AngloGold amended the terms of the RLJV agreement to add the Red Lake Adams Lake gold property to the RLJV in consideration for AngloGold agreeing to incur an additional US$400,000 in exploration (to now total US$3.4 million) and to make annual cash payments to the Company of US$10,000.

During the year ended December 31, 2003, the Company signed an agreement with AngloGold regarding the disposition of all of the mineral properties comprising the RLJV properties. All the properties being transferred to the Company approximately 90% of the property by land area and AngloGold approximately 10% of the property by land area are subject to NSR's to the other party. The Company has agreed to pay a one time fee to AngloGold in the amount of $2,000,000 or issue 1,500,000 common shares if the Company has positive production in the Planet claims or the Main Black claims.

Advance Red Lake Property

The Company obtained the option to acquire a 100% interest in 13 patented mining claims in consideration for the payment of $47,000 ($10,000 paid), payable in stages over seven years. The property is subject to a 2% NSR, of which 1% may be purchased by the Company for $500,000. This property was traded to AngloGold as part of the September 2003 reorganization agreement, with the Company retaining a 1.75% NSR. AngloGold is responsible for future payments on the property.

Rivard Property

The Company obtained the option to acquire a 100% interest in one mining lease by making cash payments of $220,000 ($65,000 paid) and issuing 210,000 shares (60,000 issued) by August 29, 2005. The property is subject to a sliding rate NSR (2.25% - 2.75% depending on the price of gold) of which 1.25% may be purchased by the Company for $1 million. This property was traded to AngloGold as part of the September 2003 reorganization agreement, with the Company retaining a 1.75% NSR. AngloGold is responsible for future option payments on the property. Share payments will continue to be made by the Company and the value will be reimbursed to the Company by AngloGold.

Meunier Property

The Company has a 100% interest in 115 unpatented mining claims, which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

The property is subject to NSR royalty of 2.5% on 38 claims (of which the Company may purchase a 1.5% NSR royalty for $1.5 million), 2% NSR royalty on 54 claims (of which the Company may purchase a 1% NSR royalty for $1.0 million), and 1% on 27 claims. Annual advance royalty payments of $25,000 are due by April 15th of each year starting in 2000 (paid in 2003).

Slate Bay English Property

The Company had an option to acquire a 100% interest in 13 unpatented mining claims located in Todd township by making cash payments of $78,000 ($53,400 paid) by September 10, 2004. In addition, annual advance royalty payments of $6,000 will be due beginning September 10, 2005. The property is subject to a 1% NSR royalty, of which the Company may purchase a 0.5% of the NSR royalty for $500,000. The Company is not required to make further payments on the property and royalty is now owned by the Company as part of the ERD purchase.

Humlin West Property

The Company has an option to acquire a 100% interest in 16 unpatented mining claims located in Fairlie Township by making cash payments of $102,000 (paid) by May 10, 2002. In addition, annual advance royalty payments of $20,000 will be due beginning May 10, 2003. The property is subject to a 2% NSR royalty, of which the Company may purchase a 1% of the NSR royalty for $1.0 million. The Company is not required to make further payments on the property because the property and royalty is now owned by the Company as part of the ERD purchase.

Red Lake West Property

The Company has an option to acquire a 100% interest unpatented mining claims in Dome and McDonough Townships by making total cash payments of $227,300 (paid) by May 10, 2002. Annual advance royalty payments of $225,000 will be due beginning May 10, 2003. The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million. The Company is not required to make further payments on the property because the property and royalty is now owned by the Company as part of the ERD purchase.

Red Lake Extension Property

The Company owns a 100% interest in 37 claims in the Black Bear Lake, Coli Lake and Sobeski Lake Areas, all of which were acquired by staking.

Red Lake East Property

The Company has an option to acquire a 100% interest in 381 unpatented claim units in the McDonough, Balmer and Bateman townships by making cash payments of $98,000 by February 15, 2003 (paid) and issuing 150,000 common shares by February 15, 2002 (issued). Annual advance royalty payments of $16,000 per year are payable commencing February 15, 2004. The property is subject to a 2% NSR royalty of which the Company may purchase 1% of the NSR royalty for $1.0 million. The Company is not required to make further payments on the property because the property and royalty is now owned by the Company as part of the ERD purchase.

Coli Lake Property

The Company has a 100% interest in five unpatented claims at Coli Lake for which it paid $4,000, and is required to make annual advance royalty payments of $6,000 commencing June 30, 2005. The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $500,000. The Company is not required to make further payments on the property because the property is now owned by the Company as part of the ERD purchase.

Mackenzie Property

The Company has a 100% interest in one unpatented mining claim unit located in Dome Township for which the Company paid $1,400. The property is subject to a 1% NSR royalty of which the Company may purchase a 0.5% NSR royalty for $100,000. The Company is not required to make further payments on the property and royalty is now owned by the Company as part of the ERD purchase.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

Hammell Lake Property

The Company obtained an option to acquire a 100% interest in the three unpatented mining claims by making cash payments of $750 (paid) and annual advance royalties of $6,000 per year, provided the Company maintains the claim in good standing with regulatory authorities, commencing August 1, 2004. The Company is not required to make further payments on the property and royalty is now owned by the Company as part of the ERD purchase.

Other Red Lake Properties

Newman-Todd Property

The Company, Redstar Gold Corp., and AngloGold (Canada) Exploration Ltd., formed an agreement whereby Rubicon increased its interest in the Newman-Todd property from a minimum 9% to 22% carried interest. Under the terms of the Newman Todd agreement, AngloGold will acquire a 60% interest by spending US$750,000 on exploration over four years, including a firm work commitment of US$100,000 in Year 1 and by making cash payments to Redstar. Rubicon will be the initial manager of the exploration program. AngloGold may elect to become Manager by providing appropriate notice to Rubicon. After earn-in by AngloGold, Rubicon would have a 22% interest and Redstar would retain an 18% interest. Both Rubicon and Redstar would be carried to production, subject post mine decision to payback of exploration and capital costs out of 75% of their share of mine proceeds at prime plus 3%. If AngloGold terminates its option, the property would revert back to the Rubicon-Redstar Option Agreement, whereby as part of a larger property package Redstar is required to spend $2.75 million to earn a 51% interest. In connection with this transaction, Redstar has agreed to a firm commitment to spend $600,000 before May 6, 2004 on the west Red Lake properties less the amount spent by AngloGold on Newman-Todd in the same period. This property was traded to AngloGold with the Company retaining a 1.75% NSR.

Option to Goldcorp Inc.

The Company optioned Adams Lake property and the Planet area property (consisting of portions of the Red Lake East, Coli Lake and Red Lake Extension properties) to Goldcorp Inc. To earn a 60% interest in the properties, Goldcorp must spend $5 million on exploration over four years, including committed first year expenditures of $750,000, and complete a one million share private placement into Rubicon at a price of $1.60 per share for total proceeds of $1,600,000 (completed).

MD West Property

The Company acquired an option to earn a 100% interest in six claims comprising the MD West Properties located in the Red Lake Mining District, Nunggesser Lake and Sobeski Lake area, Ontario. In order for the Company to earn its interest, it must make cash payments totaling $60,500 ($10,500 paid). The property is subject to a 2% NSR of which 1% NSR can be purchased for $1 million with an RFR on the remaining 1%.

MD East Property

The Company acquired an option to earn a 100% interest in seven claims comprising the MD West Properties located in the Red Lake Mining District, Hanton area, Ontario. In order for the Company to earn its interest, itmust make cash payments totaling $60,500 ($10,500 paid). The property is subject to a 2% NSR of which 1% NSR can be purchased for $1 million with an RFR on the remaining 1%.

Redstar Option Agreement

During the comparative year, the Company granted Redstar Resources Corporation ("Redstar") the right to earn up to a 70% interest in several of Rubicon's properties (a total of 226 claim units) at the western end of the Red Lake gold camp. The properties included in the option are the Baird, Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties.

Redstar can earn an initial 51% interest in the properties by making cash payments to the Company totaling $135,000, issuing 500,000 post-consolidation shares (250,000 received) to Rubicon and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year (completed). During the current year, the Company amended the agreement in which Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding and bankable feasibility study and arranging project financing for a

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

mine. Redstar is also responsible for making all cash payments to the underlying property vendors and the issuance of 150,000 common shares to the Company (paid).

Baird Property

The Company entered into a letter agreement for the option to acquire two unpatented mining claims in consideration for the payment of $750 (paid) and annual advance royalty payments of $6,000 per year, provided the Company maintains the claim in good standing with regulatory authorities, commencing August 1, 2004. The property and royalty is now owned by the Company as part of the ERD purchase.

Pipestone North Property

The Company obtained an option to acquire a 100% interest in the six unpatented mining claims in consideration for cash payments aggregating $89,000 ($35,000 paid) in stages over three years commencing September 1, 2002, and the completion of a minimum of $13,000 in exploration work in the property by September 1, 2002 (completed). The property is subject to a 2% NSR, one half of which can be purchased by the Company at any time for $500,000. The property and royalty is now owned by the Company as part of the ERD purchase.

Pipestone South Property

The Company obtained the option to acquire a 100% interest in 15 unpatented mining claims, in consideration for cash payments aggregating $92,000 ($37,000 paid) and the issuance of 110,000 common shares (issued) paid in stages prior to September 1, 2004 and the completion of a minimum of $26,000 of exploration before September 1, 2002 (completed). The property is subject to $10,000 advance royalty payments commencing in 2005 and a 2% NSR, 1% of which may be purchased by the Company for $500,000. The property and royalty is now owned by the Company as part of the ERD purchase.

Pipestone East Property

The Company obtained the option to acquire a 100% interest in 10 unpatented mining claims, in consideration for cash payments aggregating $81,000 ($30,000 paid) prior to September 1, 2004 and the completion of $12,000 in exploration work before September 1, 2002 (completed). The property is subject to 2% NSR, 50% of which may be purchased by the Company for $500,000, and an annual advance royalty of $8,000 commencing in 2005. This property was traded to AngloGold with the Company retaining a 1.75% NSR.

Wolf Bay Property

The Company obtained the option to acquire18 unpatented mining claims in consideration for cash payments aggregating $88,500 ($38,000 paid) prior to August 1, 2004 and the completion of $28,000 in exploration work before September 1, 2002 (completed). The property is subject to an $8,000 annual advance royalty commencing in 2005 and a 2% NSR, 50% of which may be purchased by the Company for $500,000. The property and royalty is now owned by the Company as part of the ERD purchase.

East Bay Property - Wolfden Option

The Company optioned a portion of its interest in the East Bay Property in Red Lake, Ontario, to Wolfden Resources Inc. Under the terms of this agreement, Wolfden, as operator, must spend $5 million to earn a 60% interest over a four year period, including $750,000 in Year 1, $500,000 of which is a firm commitment and must be spent by June, 2004. Wolfden must also make cash payments totaling $100,000 and issue 40,000 Wolfden shares to the Company over the four year period.

Other Ontario Properties

Robbie Lake Property
Larder Lake Mining Division

The Company had an option to acquire a 100% interest in 8 unpatented mining claims by staking and has obtained an option to earn a 100% interest in another mining claim. The Company reached a new letter agreement, replacing the original option agreement, under which the Company agreed to reimburse the costs of another party re-staking eight of the claims, as they

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

became available, in consideration for the Company retaining a 1% NSR and the right to sub-option the property from the owner of the claims.

NEWFOUNDLAND

Avalon Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 600 claims for aggregate consideration of $315,000 ($112,500 paid) in cash and the issuance of the share equivalent of $60,000 shares (17,858 issued) over a four year period, and the granting of NSR royalties ranging form 2% to 3% of which portions can be purchased for $1,000,000 to $2,000,000 for each option agreement. Subsequent to December 31, 2003, the Company entered into an agreement with IAMGold Corporation ("IAMGold"), whereby IAMGold can earn an initial 55% interest in these claims by spending $3,000,000 over a four-year period, including $500,000 before February 2005.

Star Track Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 129 claims for aggregate consideration of $206,500 ($81,000 paid) in cash and the issuance of 280,000 (185,953 issued) shares over a four year period, and the granting of NSR royalties ranging from 1.0% to 2.0% of which portions can be purchased for $400,000 to $1,500,000 for each option agreement.

Glenwood-Botwood Basin Gold Trend

The Company has entered into seven option agreements to earn a 100% interest in a total of 1,133 claims for aggregate consideration of $506,000 ($163,000 paid) in cash and the issuance of 292,000 shares, of which 74,000 shares can be paid in cash in the amount of $74,000 (92,000 issued, $9,000 paid) over four years, and the granting of 2% NSRs of which 1% can be purchased for varying amounts between $1 million to $2.5 million at any time. The Company also has a 100% interest in an additional 2,340 claims acquired by staking.

The Company has optioned 60% interest in approximately six mineral licenses known as the Wings Point Property, 11 mineral licenses known as the Glenwood Break Property and seven mineral licenses known as the Victoria Lake Property (included in the Golden Promise properties) to Crosshair Exploration Mining Corp. ("Crosshair") in consideration for Crosshair incurring $1.5 million, $2.0 million and $1.75 million respectively ($460,141 spent) in exploration expenditures and issuing 1,200,000 common shares (535,748 issued) to the Company. The Company staked an additional 2,900 claims which are included in the Crosshair option agreement.

Golden Promise Trend Properties

The Company acquired a 100% interest in approximately 1,998 claims by map staking and an additional 857 claims were acquired under option from a third party (or fall within an area of interests with the third party) with the Company able to obtain a 100% interest in the claims by making cumulative cash payments of $42,000 ($105,500 paid) and common share issuances of 195,000 over four years (20,000 shares issued and also $15,000 paid in lieu of 10,000 shares). Rubicon has also granted a 1.5% - 2.5% NSR royalties on the optioned claims and has the right to buy back 0.5% - 1.5% of the NSRs for $1,250,000 - $1,500,000 at any time

The Company has optioned 70% interest in the 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer Dome (CLA) Limited ("Placer") whereby Placer must spend $5,000,000 in exploration expenditures over three years and make all payments relating to the Mercer Agreement to earn an initial 55% interest. Placer must complete a feasibility study to earn an additional 15% interest.

New World Gold Trend

The Company has entered into an agreement on the New World Property to earn a 100% interest in 455 claims for aggregate cash consideration of $57,000 over four years ($22,000 paid) and the issuance of an aggregate of 45,000 common shares over three years. The owners were granted a 2.0% NSR of which a 1.0% NSR can be purchased by the Company at any time for $1.0 million.

Great NP Gold Trend Property

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

The Company acquired approximately 1,500 mineral claims by staking during 2002. The Company has retained 405 mineral claims.

Base Metal Properties

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 0.5% for $500,000. Subsequent to December 31, 2003, the Company entered into an option agreement to sell the Point Leamington Property. See Note 13.

Lewis Lake Property

The Company acquired a mineral exploration license of 168 mining claim units from the Government of Newfoundland in 1997. The property has since been modified and now consists of three mineral licenses comprising a total of 264 units.

Seal Bay Property

The Company has an option to acquire a 65% interest in two mineral licenses by incurring total exploration expenditures of $700,000 ($495,000 expended). The Company and the optionor will form a joint venture when the Company completes its option. The optionor may elect to increase its interest in the property to 49% by spending an additional $300,000 on exploration within one year of the Company earning its 65% interest.

West Cleary Property

The Company earned a 51% interest in a mineral license by incurring exploration expenditures of $81,387.

BRITISH COLUMBIA

Axelgold Property
Omineca Mining Division

The Company acquired an option to earn a 100% interest in 192 mining claim units for which the Company paid $25,000 and issued 40,000 common shares, and must incur total exploration expenditures of $365,000 by May 15, 2003 (completed). The property is subject to advance royalty payments of $20,000 per year beginning January 1, 2003 and a 3% NSR royalty, which the Company may purchase for $3.0 million.

During 2002, the Company optioned a 20% interest in the property in consideration for the optionee incurring $350,000 in exploration work prior to November 30, 2002 (completed). The optionee has since elected under the option agreement to convert its interest to common shares of Rubicon and accordingly the Company issued 441,528 common shares to that party prior to year end.

During 2003, the Company amended the agreement with the underlying owner to defer advanced royalty payments until May 15, 2004.

Thumb Peak Property Skeena Mining Division

The Company acquired a 20% interest in five mining claims for nominal consideration.

NUNAVUT

Incognita Joint Venture Property
Baffin Island

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

The Company has a 49% interest in a joint venture with Northstar Exploration Ltd. ("Northstar") a private company to carry out exploration on 91 mining claims. Northstar has spent the initial $2 million on exploration on the property to obtain its 51% interest in the joint venture.

The property is subject to a 1.5% NSR royalty payable to a third party, of which 0.5% is payable by the joint venture and 1% is payable directly by the Company. The Company may purchase its portion of the NSR royalty, at the option of the third party, by either issuing 150,000 common shares of paying $1.0 million, at the election of the royalty holder.

At December 31, 2002, the Company dropped an additional 5% of the mineral claims originally included in this joint venture, and accordingly has taken a write-down of $123,351 of the costs deferred to that date. Costs applicable to each of the claims were not specifically tracked and therefore the write-down was allocated on a pro-rata basis over all claims and expenditure classifications.

UNITED STATES OF AMERICA
ALASKA

Palmer Property

The Company has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska. In 1999, the Company acquired by staking an additional 36 state claims. During 2002 the 36 claims were dropped.

To maintain the lease, the Company is required to make annual advance royalty payments of US$42,500 and pay annual assessment fees to the Federal Bureau of Land Management of US$34,000. The Company was also required to issue a total of 200,000 common shares (issued). The lease is subject to a 2.5% net smelter return ("NSR") royalty of which the Company may purchase portions of the NSR up to a maximum of 1.5% as follows: 0.5% for US$1,000,000 at any time before the sixth anniversary of the date of the mineral lease; 0.5% for US$2,000,000 before the seventh anniversary; and 0.5% for US$3,000,000 before the tenth anniversary. The Company has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease. The advance royalty payments are deductible from the NSR royalty.

During the current year, the Company effectively vended a non-controlling interest in the Palmer property. It retains an RFO if the current owner chooses to option the property. Refer to note 5.

7. SHARE CAPITAL

a) Authorized share capital consists of 250,000,000 common shares without par value.

		2003		2002		2001
	Number of		Number of		Number of
	Shares	$	Shares	$	Shares	$

Balance, beginning	34,032,251	18,737,677	23,398,867	11,281,967	19,508,509	10,030,775
of year
Private placements	(3)13,979,329	(2)14,389,958	5,368,463	(5)3,568,885	(4)3,427,858	(1)1,058,942
Mineral properties	602,811	711,381	1,426,028	1,656,612	125,000	57,250
Stock options	1,547,500	583,125	167,500	64,725	-	-
exercised
Warrants exercised	2,022,740	1,489,488	3,671,393	2,165,488	337,500	135,000
Balance, end of year	52,184,631	35,911,629	34,032,251	18,737,677	23,398,867	11,281,967

(1) Net of issue costs of $140,808.
(2) Net of issue costs of $1,238,338
(3) 2,000,000 shares were issued under a flow-through share purchase agreement.
(4) 1,997,858 shares were issued under a flow-through share purchase agreement. (5) Net of issue costs of $272,716.

b) Stock Options

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

The following is a summary of the changes in the Company's outstanding stock options for the 2003, 2002, and 2001 fiscal years.

	2003		2002		2001
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Shares	Exercise	Shares	Exercise	Shares	Exercise
		Price		Price		Price
		$		$		$
Balance at beginning of year	3,117,500	0.67	1,680,000)	0.38	1,120,000	0.43
Granted	895,000	1.06	1,655,000)	0.92	560,000	0.29
Exercised	(1,547,500)	0.38	(167,500)	0.39	-	-
Expired/Cancelled	(150,000)	0.71	(50,000)	0.43	-	-
Outstanding and exercisable at end of
fiscal year *	2,315,000	1.01	3,117,500)	0.67	1,680,000	0.38

* At December 31, 2003, the weighted-average remaining contractual life of stock options outstanding is 4.01 years.

The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2003	2002
Balance at beginning of year	$197,485	$-
Stock-based compensation	556,046	145,355
Mineral properties	-	52,130
Balance at end of year	$753,531	$197,485

In 2002, if the Company had accounted for the stock options granted to directors and employees using the fair value method the pro-forma effect on net loss per share would be as follows:

Net loss for the year	2002

As reported	$1,102,112
Additional compensation expense	383,468
Pro-forma net loss for the year	$1,485,580

Loss per share
As reported	$(0.04)
Pro-forma	$(0.05)

The fair value of options included in the expense figures and in the pro-forma information above for 2002, has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate 5% (2002 - 2.5%); expected lives of 2 - 10 years (2002 - 1 ½ - 5 years); an expected volatility of 50% (2002 - 26%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants

b) Summary of stock options and warrants outstanding:

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2003
		Exercise Price or
Type of Issue	Number Outstanding	Price Range	Expiry Date
		$
Stock Options	250,000	1.34	05/29/04
	50,000	0.87	10/15/04
	20,000	0.62	11/20/04
	100,000	1.15	07/09/07
	1,215,000	0.83	08/08/07
	75,000	0.87	01/17/05
	225,000	0.84	07/18/07
	20,000	1.17	10/20/13
	30,000	1.18	10/21/13
	30,000	1.35	11/03/13
	300,000	1.45	12/10/13
Total Stock Options	2,315,000

Warrants	2,272,650	1.25	02/20/05
	272,118	1.05	02/20/05
	502,499	1.25	2/26/05
	60,300	1.05	02/26/05
	100,000	1.25	03/04/05
	12,000	1.05	03/04/05
	5,239,029	1.25	08/22/05
	723,903	1.05	08/22/05
	9,182,499

8. COMMITMENTS

At December 31, 2003, the Company has $21,977 in remaining lease payments for the use of its Vancouver office.

At December 31, 2003, the Company is committed on a best efforts basis to incur approximately $1,174,832 (2002 - $Nil) in eligible exploration expenditures prior to December 31, 2004 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

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

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provide a summary of the impact on these financial statements that would result from the application of US accounting principles to deferred property costs.

			December 31,
		2003		2002		2001
a) Assets
Deferred Property Costs
Deferred property costs following Canadian GAAP		$17,276,818)		$12,258,113)		$5,532,393)
Less deferred property costs		(17,276,818)		(12,258,113)		(5,532,393)
Deferred property costs following US GAAP	$	-)	$	-)	$	-)
b) Operations
Net loss following Canadian GAAP		$(2,312,394)		$(1,102,112)		$(2,770,590)
Deferred property costs expensed under US GAAP		(5,451,620)		(6,897,078)		(968,602)
Add write down included in comprehensive income/loss under US
GAAP		-)		-)		4,184)
Deferred property costs written-off under Canadian GAAP		432,915)		171,358)		2,401,336)
Income from sale of tax benefits under US GAAP		480,000)		-)		-)
Net loss under US GAAP		$(6,851,099)		$(7,827,832)		$(1,333,672)
c) Deficit
Closing deficit following Canadian GAAP		$(8,114,423)		$(5,802,029)		$(4,699,917)
Adjustment to deficit for accumulated costs expensed under US
GAAP, net of historical income and other items		(16,634,198)		(12,095,493)		(5,369,773)
Closing deficit under US GAAP		$(24,748,621)		$(17,897,522)		$(10,069,690)
d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP		$(1,989,751)		$(418,148)		$(336,147)
Add net loss following Canadian GAAP		2,312,394)		1,102,112)		2,770,590)
Less net loss following US GAAP		(6,851,099)		(7,827,832)		(1,333,672)
Less other write down taken under Canadian GAAP		-)		-)		(4,184)
Less deferred property costs written-off under Canadian GAAP		(432,915)		(171,358)		(2,401,336)
Add non-cash property expenditures expensed under US GAAP		370,633)		1,688,742)		57,250)
Cash applied to operations under US GAAP		$(6,590,738)		$(5,626,484)		$(1,247,499)
e) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP		$(9,332,523)		$(7,957,393)		$(1,996,368)
Add cash property costs expensed under US GAAP		10,049,061)		7,936,059)		1,993,361)
Cash applied to investments under US GAAP		$716,538)		$(21,334)		$(3,007)
f) Cash Flows - Financing Activities
Cash received from financing activities under Canadian GAAP		$21,464,382)		$8,526,821)		$2,275,951)
Less: exploration recoveries included in income under US GAAP		(4,968,074)		(2,727,723)		(1,082,009)
Less: premiums on flow-through share issuances included in income
under US GAAP		(480,000)		-)		-)
Cash received from financing activities under US GAAP		$16,016,308)		$5,799,098)		$1,193,942)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP

g) Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2003	2002	2001

Numerator: Net loss for the year under US GAAP	$(6,851,099)	$(7,827,832)	$(1,333,672)
Denominator: Weighted-average number of shares under
Canadian GAAP	43,240,383	31,010,908	20,196,550
Adjustment required under US GAAP (escrow shares)	(21,260)	-	-
Weighted-average number of shares under US GAAP	43,219,123	31,010,908	20,196,550
Basic and diluted loss per share under US GAAP	$(0.16)	$(0.25)	$(0.07)

h) Stockholders' Equity

i) Accumulated Other Comprehensive Income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholder's Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note. The only item in the Company's financial statements impacting Comprehensive Income is the unrealized gains and losses on the Company's non-current investments.

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

Accumulated Other Comprehensive Income - December 31, 2000	$(4,601)
Other Comprehensive Loss - 2001	5,101
Accumulated Other Comprehensive Loss - December 31, 2001	$500
Other Comprehensive Income - 2002	(813)
Accumulated Other Comprehensive Income - December 31, 2002	$(313)
Other Comprehensive Income - 2003	36,497
Accumulated Other Comprehensive Income - December 31, 2003	$36,184

ii) Flow-Through Shares

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

Under US GAAP, a liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under US GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy of renouncing fully to investors the proceeds of all flow-through financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada. Accordingly, the Company under a pro-forma application of US GAAP would have recognized the following amounts of deferred tax benefits, amounts included in current operations, in connection with issuances of flow-through shares: (Refer also to note 10(f)).

	2003	2002	2001
Deferred tax benefit	$480,000	$-	$-

The Company's share capital balance under Canadian GAAP would be impacted as follows by the pro-forma application of this US GAAP standard:

	2003	2002	2001
Share capital under Canadian GAAP	$ 35,911,629	$ 18,737,677	$ 11,281,967
Deferred tax benefit included in income under US GAAP- 1999	(24,436)	(24,436)	(24,436)
Deferred tax benefit included in income under US GAAP - 2000	(134,000)	(134,000)	(134,000)
Deferred tax benefit included in income under US GAAP - 2003	(480,000)	-	-
Share capital under US GAAP	$ 35,273,193	$ 18,579,241	$ 11,123,531

iii) Investments

Under Canadian GAAP, no write-down to market values is required if an investment is considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment. Under US SFAS 115, the investments held by the Company are considered to be "available for sale securities" and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholder's Equity.

The following provides a reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2003	2002	2001
Investments under Canadian GAAP	$366,833	$40,119	$20,119
Other Comprehensive Income under US GAAP - 1999	1,500	1,500	1,500
Other Comprehensive Loss under US GAAP - 2000	(6,106)	(6,101)	(6,101)
Other Comprehensive Income under US GAAP - 2001	5,101	5,101	5,101
Other Comprehensive Loss under US GAAP - 2002	(813)	(813)	-
Other Comprehensive Income under US GAAP - 2003		-	-
	36,497
Investments under US GAAP	$403,012	$39,806	$20,619

11. COMPARATIVE FIGURES

Certain of the prior years' figures have been reclassified to conform with the current year's financial statement presentation.

12. INCOME TAXES

At December 31, 2003, the Company had non-capital losses of approximately $4.4 million expiring over the next seven years and available to reduce taxable income earned during that period. In addition, the Company has approximately $12.4 million of resource and other tax pools available to offset future taxable income. The potential net future tax benefit relating to these amounts has not been reflected in the financial statements as their utilization cannot be considered likely.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

13. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2003:

  The Company issued 273,500 common shares for warrants exercised at $1.25 per share, 15,000 common shares for property acquisition at a value of $1.46 per share and 13,000 common shares for stock options exercised at $0.83 per share. The Company also granted 800,000 options to employees exercisable at $1.48 per share. The options are 10% vested on grant and 15% every six months thereafter.

  The Company has signed an agreement with IAMGold Corporation ("IAMGold") whereby IAMGold can earn an initial 55% interest in the Company's Avalon gold project located in southeastern Newfoundland. In order for IAMGold to earn its interest it must spend $3,000,000 over a four year period in Exploration costs including $500,000 by February 2005.

  The Company entered into an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property in exchange for 150,000 common shares of TLC and $125,000 on closing, 75,000 common shares and $50,000 by the first anniversary date of the agreement, and 75,000 common shares and $75,000 by the second anniversary date of the agreement. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already received from TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. The Company and TLC have one common director on their respective boards of directors.

Item 18. Financial Statements

See "Item 17 - Financial Statements."

Item 19. Exhibits

INDEX TO EXHIBITS

All exhibits listed are those material contracts entered into subsequent and in addition to those detailed in the Company's Registration Statement on Form 20F.

Exhibit No.		Description	Sequential Page No.

Articles of Incorporation and Bylaws

1.1	Memorandum of 515006 B.C. Ltd. dated February 20, 1996		N/A(1)

1.2	Special Resolution dated March 26, 1996 and Altered Memorandum		N/A(1)

1.3	Articles of the Company		N/A(1)

1.4	Special Resolution dated May 7, 1996 amending Articles of the Company		N/A(1)

Voting Trust Agreements

3.1	Voting Trust Agreement between the Company and Dominion Goldfields Corporation .156 (4)

Material Contracts - Properties

McFinley Gold Project

4.1	Agreement made as of January 3, 2002, as accepted January 30, 2002 between the
Company and Dominion Goldfields Corporation in connection with the McFinley
	Water Claims		160(4)

4.2	Agreement made and accepted as of June 10, 2003 between the Company and
	Dominion Goldfields Corporation in connection with the McFinley Land Claims *		166(4)

	* Confidential	portions of this exhibit have been omitted and filed
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
	21, 1996, respectively	N/A(1)

4.6	Letter Agreement dated January 29, 1996 between Rubicon Management Ltd.
(formerly Rubicon Minerals Corporation) and David Meunier whereby RML agreed to acquire a 100% interest in the property, together with a copy of a letter dated May 17,
2000 between David Meunier and the Company amending the Agreement to include
	an NSR Schedule	N/A(1)

4.7	Letter dated March 25, 1997, from the Company to Agrium Inc. and Outokumpu
	Mines Ltd. regarding assignment	N/A(1).

4.8	Amendment to January 1996 Letter Agreement, dated May 17, 2000	N/A(1)

Red Lake West Property, Ontario
(formerly known as the Post Narrows and Slate Bay Properties)

4.9	Letter Agreement dated February 6, 1998 between the Company and Perry English in
	connection with the Post Narrows Property	N/A(1)

4.10	Letter Agreement dated February 7, 1998 between the Company and Perry English in
	connection with the Slate Bay Property	N/A(1)

4.11	Amending Agreement dated March 16, 1998 between the Company and Perry English
	in connection with the Post Narrows Property	N/A(1)

4.12	Letter Agreement dated August 7, 1998 between the Company and Perry English
	merging the Post Narrows & Slate Bay Properties into the Red Lake West Property	N/A(1)

Humlin West Property, Ontario

4.13	Letter Agreement dated February 7, 1998 between the Company and Perry English in
	connection with the Humlin West Property	N/A(1)

4.14	Letter Agreement dated October 21, 1998 between the Company and Perry English,
	which supersedes the Letter Agreement dated February 7, 1998	N/A(1)

Red Lake East Property, Ontario

4.15	Letter Agreement dated February 11, 1999 between Perry English and the Company	N/A(1)

Coli Lake Property, Ontario

4.16	Letter Agreement dated February 14, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

Advance Red Lake Property, Ontario

4.17	Letter Agreement dated June 27, 2000 between the Company and Tor Jensen, Belle
Madsen, Christopher Proud and Wayne Beach, whereby the Company may acquire a
	100% interest in the property	N/A(1)

MacKenzie Property, Ontario

4.18	Letter Agreement dated February 14, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

Slate Bay English Option Property

4.19	Letter Agreement dated September 10, 2000, as accepted February 12, 2001 between the Company and Perry English whereby the Company may obtain a 100% interest in
	the property	N/A(2)

Other Red Lake Properties

Pipestone North Property, Ontario

4.20	Letter Agreement dated August 12, 2000, between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

4.21	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

Pipestone South Property, Ontario

4.22	Letter Agreement dated August 12, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

4.23	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

Pipestone East Property, Ontario

4.24	Letter Agreement dated August 12, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

4.25	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

McCuaig Property, Ontario

4.26	Letter Agreement dated December 15, 1997 between the Company and Golden Tag
	Resources Ltd	N/A(1)

4.27	Amendment to Letter Agreement, dated September 19, 2000	N/A(1)

4.28	Joint Venture Agreement Between Golden Tag Resources Ltd. and the Company dated
	January 31, 2002	N/A(3)

Hammell Lake Property, Ontario

4.29	Letter Agreement dated June 27, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

Wolf Bay Property, Ontario

4.30	Letter Agreement dated June 26, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

4.31	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

West Red Lake Properties Agreement

4.32	Letter Agreement for West Red Lake Properties Between Redstar Resources
	Corporation and the Company dated March 7, 2002	N/A(3)

Newfoundland Properties

Golden Promise Property Agreement

4.33	Letter Agreement between William Mercer and the Company dated May 22, 2002, as
	accepted on July 26, 2002.	170(4)

StarTrack Property Agreement

4.34	Letter Agreement Between Robert Stares & Alexander Stares and the Company on the
	Stares Property dated November 9, 2001, as accepted on November 13, 2001	N/A(3)

Lewis "A" Property Agreement

4.35	Letter Agreement Between Black Bart Prospecting Inc. and the Company on the Lewis
	"A" Property dated December 24, 2001, as accepted February 7, 2002	N/A(3)

NST Gold Property Agreement

4.36	Letter Agreement Between Stephen Stares & James Crocker and the Company on the
	NST Property dated December 20, 2001, as accepted February 7, 2002	N/A(3)

Lewis "B" Property Agreement

4.37	Letter Agreement Between Gary E. Lewis (Representing Gary E. Lewis, BBP, Black
Bart Prospecting Inc. & Black Bart Prospecting) & Cyril Reid & Paul Chafe and the
Company on the Lewis "B" Property dated December 24, 2001, as accepted February
	7, 2002	N/A(3)

NST English Property Agreement

4.38	Letter Agreement Between Perry English and the Company on the NST English
	Property dated January 31, 2002, as accepted February 15, 2002	N/A(3)

Christopher Property Agreement

4.39	Option Agreement Between Bill Mercer and the Company on the Christopher Property
	dated February 28, 2002, as accepted March 8, 2002	N/A(3)

Point Leamington Property, Newfoundland

Acquisition Agreements

4.40	Letter Agreement dated August 26, 1998 between Noranda Mining & Exploration Inc.
	and the Company	N/A(1)

4.41	Letter Agreement dated May 12, 1999 between the Company and LATelco
International Inc. with respect to the offer to purchase the particular 2.5% undivided
	participating interest of LATelco in the Point Leamington Property	N/A(1)

4.42	Letter Agreement dated May 14, 1999 between the Company and Noranda Inc. with respect to confirmation and documentation of the formal Agreement with respect to a
	75% interest in the Point Leamington Property	N/A(1)

4.43	Letter Agreement dated May 14, 1999 between the Company and MFC Bancorp Ltd.
with respect to terms of the agreement to purchase a 22.5% beneficial interest in the
	Point Leamington Property	N/A(1)

Seal Bay Property

4.44	Letter Agreement dated July 10, 2001 between the Company and Falconbridge Ltd.
whereby the Company was granted until July 15, 2002 to incur exploration
	expenditures of $700,000 and thereby earn a 65% interest in the property	N/A(2)

Palmer Property, Alaska

4.45	Mineral Lease Agreement dated December 19, 1997 among Alyu, Haines, Rubicon
	USA and the Company		N/A(1)

4.46	Amendment to the Mineral Lease Agreement of December 19, 1997, dated August 21,
	2000		N/A(1)

Other Material Contracts

Employment Agreements

4.47	Employment Agreement with senior executive David W. Adamson dated January 1,
	2002		N/A(3)

4.48	Employment Agreement with senior executive J. Garfield MacVeigh dated August 1,
	1996		N/A(1)

Vancouver Stock Exchange Listing Agreement

4.49	Listing Agreement dated May 15, 1997 between the Company, Montreal Trust
	Company of Canada, and Vancouver Stock Exchange		N/A(1)

Indemnity Agreements

4.50	Indemnity Agreement dated April 1, 1997 between the Company and J. Garfield
	MacVeigh		N/A(1).

Director and Employee Stock Options - November 22, 1999

4.51	Directors' Stock Option Agreement dated November 22, 1999 between the Company
	and J. Garfield MacVeigh		N/A(1)

4.52	Directors' Stock Option Agreement dated November 22, 1999 between the Company
	and Craig J. Nelsen		N/A(1)

4.53	Employee Stock Option Agreement dated November 22, 1999 between the Company
	and Liz Monger		N/A(1)

Director Stock Option Amendment - March 22, 2000

4.54	Amendment to Stock Option Agreement of Craig J. Nelsen, dated March 22, 2000		N/A(1)

Director and Employee Stock Options - April 12, 2001

4.55	Employee	Stock Option Agreement dated April 12, 2001 between the Company and
	Elizabeth Monger		N/A(3)

4.56	Employee	Stock Option Agreement dated April 12, 2001 between the Company and
	Ian Russell		N/A(3)

4.57	Employee	Stock Option Agreement dated April 12, 2001 between the Company and
	Elizabeth Mazerolle		N/A(3)

4.58	Director Stock Option Agreement dated April 12, 2001 between the Company and
	David Reid		N/A(3)

Director and Employee Stock Options - May 9, 2001

4.59	Employee Stock Option Agreement dated May 9, 2001 between the Company and Bill
	Cavalluzzo	N/A(3)

4.60	Director Stock Option Agreement dated May 9, 2001 between the Company and
	David Adamson	N/A(3)

4.61	Director Stock Option Agreement dated May 9, 2001 between the Company and
	Michael Gray	N/A(3)

4.62	Director Stock Option Agreement dated May 9, 2001 between the Company and J.
	Garfield MacVeigh	N/A(3)

Employee Stock Options - November 29, 2001

4.63	Employee Stock Option Agreement dated November 29, 2001 between the Company
	and Ian Russell	N/A(3)

4.64	Employee Stock Option Agreement dated November 29, 2001 between the Company
	and Darwin Green	N/A(3)

Employee Stock Options - December 20, 2001

4.65	Employee Stock Option Agreement dated December 20, 2001 between the Company
	and Bill Cavalluzzo	N/A(3)

Employee Stock Options - April 16, 2002

4.66	Employee Stock Option Agreement dated April 16, 2002 between the Company and
	Samantha Stevens	N/A(3)

Director and Significant Employee Stock Options - August 8, 2002

4.67	Director Stock Option Agreement* dated August 8, 2002 between the Company and
	David W. Adamson	N/A(4)

* Same Option Agreement (terms and number of options) was used for the other four directors of the Company - Michael J. Gray, J. Garfield MacVeigh, Douglas B. Forster
and David R. Reid

4.68	Director Stock Option Agreement dated August 8, 2002 between the Company and
	William Cavalluzzo	N/A(4)

Consulting Services Contract

4.69	Financial and Advisor Services Agreement dated April 7, 2003 between Roman
	Friedrich and Company Ltd. and the Company	N/A(4)
Shareholder Rights Plan

4.70	Shareholder Rights Plan dated February 11, 2002 and approved by the Company's
	Shareholders at is 2002 Annual General Meeting on June 6, 2002	N/A(4).
Stock Option Plan

4.71	Stock Option Plan dated May 6, 2003 and approved by the Company's Shareholders at
	its 2003 Annual General Meeting on June 12, 2003	N/A(4)
English Royalty Acquisition

4.72	Agreement Letter between the Company and Perry English dated January 23,
2002	234(4)

4.73	Exhibit A to the Agreement Letter between the Company and Perry English dated
	March 6, 2003(4)	N/A(4)

	Subsidiaries

8.1	List of Subsidiaries	97

	Additional Documents

10.1	Consent of DeVisser & Company, Chartered Accountants(1)	N/A
10.2	Technical Report on the "Exploration Activities of Rubicon Minerals Corporation
	on the McFinley Property, Red Lake, Ontario During the Period May 2003 to
	March 2004"	98
10.3	"Technical Report on the Golden Promise Property", dated April 26, 2004	205

13.1	906 Certification

(1) Filed as an exhibit to the Company's Registration Statement on Form 20-F filed December 13, 2000.
(2) Filed as an exhibit to the Company's Registration Statement on Form 20-F (Amendment No. 2) filed April 20, 2001.
(3) Filed as an exhibit to the Company's Annual Report on Form 20-F filed April 29, 2002.
(4) Files as an exhibit to the Company's Annual Report on Form 20F filed June 25, 2003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RUBICON MINERALS CORPORATION

      /s/Peter G. Wong
      Peter G. Wong, CA, CFO

Date: April 30, 2004

EXHIBIT 8.1
List of Subsidiaries

Toquima Minerals Corporation, incorporated under the laws of British Columbia, Canada.

FORM 43-101F1
TECHNICAL REPORT

EXPLORATION ACTIVITIES OF RUBICON MINERALS CORPORATION

ON THE McFINLEY PROPERTY,

RED LAKE, ONTARIO

DURING THE PERIOD MAY 2003 TO MARCH 2004

NTS 52N/04

Submitted in fulfillment of reporting requirements under
National Instrument 43 - 101
On
April 23, 2004

By: Qualified Person
Ian R. Cunningham-Dunlop, P.Eng.
2537 Sechelt Drive
North Vancouver, B.C. V7H 1N7

1.0 SUMMARY

This technical report on the McFinley Gold Property of Rubicon Minerals Corporation (Rubicon) has been prepared by I. R. Cunningham-Dunlop, P.Eng. with the assistance of Rubicon project staff. The author has the experience, background and personal knowledge to act as Qualified Persons under NI43-101. The report has be prepared to meet the requirements of Rubicon's Annual Information Form disclosure requirements in the form of a 20-F.

The McFinley Property is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometers north of the operating Campbell and Red Lake Mines. It is accessible by an 8 km all weather, gravel road from the town of Cochenour.

Rubicon has an option to earn a 100% interest in the McFinley Property through two separate agreements made during 2002. The water covered areas of the Property, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from Dominion Goldfields Corporation (DGC) and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are referred to as the McFinley Property (the 'Property') and cover approximately 505.43 Ha. The properties are contiguous, surveyed and in good standing. Rubicon has recently secured some surface rights for the property through a public auction by the Municipality of Red Lake.

The McFinley Property is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the "East Bay Trend". The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour Willans mine area where it intersects the NW ''Mine trend'' of Campbell and Red Lake Mines.

Extensive gold mineralization along the "Mine Trend" has been exploited at the Campbell and Red Lake Mines (Reserves and Production - 24 M.Oz.Au). The past-producing Cochenour Mine (1.2 M.Oz.Au) is located at the intersection of the "Mine Trend" with the "EBDZ". Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and, recently, Placer-Wolfdens' GAZ Zone. The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour. Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the McFinley Property commenced in the 1920's and continued intermittently up to 1980. Initial underground exploration was conducted in 1956 on McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited. The 1982-1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels. Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed. A bulk sampling operation was in progress on closure of the operation in early 1989. Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site. The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 Exploration Program resulted in the estimation of an 'Inferred Mineral Resource' of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Hogg 43-101 Report, October, 2002). Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface. The deeper area is considered an area of geological and exploration interest. Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings. These remained to be further explored upon closure of the mine.

Rubicon is undertaking an aggressive and ongoing exploration program on the McFinley Property. Exploration during the period 2002-2004 (to Mar 31s 2004) has included 59,580 square feet of trenching and stripping, 22,014.03 meters of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and much re-evaluation of previous information. Selected holes from the over 60,000m of previously drilled core have also been relogged. Rubicon has built a new core shack and storage area at the site and has refurbished some of the infrastructure as required for the ongoing property exploration programs.

A total of 89 diamond drill holes have been completed on the Property by Rubicon during the four phases of diamond drilling:

  Phase 1: 1,909.1 meters (6,263.5 feet) in 14 holes in the immediate area of the Peninsula (Nov to Dec 2002);

  Phase 2: 9,704.4 meters (32,708.5 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003);

  Phase 3: 3,058.0 meters (10,032.8 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2004); and

  Phase 4: 7,342.53 metres (24,089.7 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of Mcfinley Island (Feb to March 2004)

The historic gold mineralization on McFinley Peninsula and McFinley Island is found in many diverse geological settings, including:

  Sulphidised and quartz-veined, Banded Iron Formation;

  Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Zone Type);

  Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts,

  Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy; and

  Silicified and biotite altered zones in basalt.

Property-wide exploration diamond drilling has also successfully identified several new environments of auriferous mineralization during the Rubicon programs, namely:

  Silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite;

  Narrow (mm scale) quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanic rocks. Located throughout the stratigraphy, these veins tend to be erratic in nature;

  Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS (MAC3);

  D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and

  Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Gold Zone)

The discovery of the new Phoenix Gold Zone at the north end of McFinley Island in the winter of 2004 marks the most significant event to date in Rubicon's ongoing evaluation of the property. The zone lies at the base of a basaltic sequence near the intersection of a 340 degree striking structure and a roll in the ultramafic contact. The zone is intensely sheared, veined and biotized over thickness up to 40 metres and displays local visible gold, and variable arsenopyrite, pyrrhotite, pyrite, sphalerite, chalcopyrite, and galena. Gold grades are encouraging with nine of twenty-two holes drilled in the zone returning >10 Au g/t over 1.0 m and individual highs reaching 15.5 Au g/t over 4.8m. The mineralization is demonstrating continuity as a series of lenses dipping moderately to the west and plunging gently to the southwest. The approximate dimensions of the Main PZ-1 zone are 5 metres thick, 75 metres down-dip, and greater than 150 metres down-plunge. Several other parallel zones have been intersected at depth and at the northern edge of the drill area and the potential to expand these zones and identify others with additional drilling is very high.

The setting and style of the Phoenix Zone bears a marked resemblance to the high-grade zones present at the nearby Campbell and Red Lake Mines. Further work is obviously needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

It is recommended that diamond drilling continue on the McFinley Property to further evaluate the limits of the Phoenix Zone and to also explore for additional parallel zones within the Footwall Basalt sequence. Provision is made in the next phase of drilling for a total of 3,500 meters of drilling at an estimated cost of $500,000. Drilling would be land-based from McFinley Island and would commence at or near the end of May once the lake is clear of ice. Approximate length of the program would be 6 weeks with one NQ diamond drill core rig.

9.4	2003 Fall Re-Log Program	39
9.4.1	Introduction	39
9.4.2	Results	39
9.4.2.1	A-Shear	39
9.4.2.2	C-Shear	39
9.4.2.3	D Vein Extension	40
9.4.2.4	Mac-1/UM Contac/Aspy Zones	40
9.4.3	Conclusions	40
9.5	Comparison of ICP and WR Data	42
9.5.1	Introduction	42
9.5.2	Results	42
9.5.3	Conclusions	42

10.0	2003 Summer Diamond Drill Program	48
10.1	Introduction	48
10.2	MAC-1 Area	50
10.2.1	Introduction	50
10.2.2	Results	50
10.3	MAC-2 - C-Zone Target	51
10.3.1	Introduction	51
10.3.2	Results	51
10.4	MAC-2 - M-90 Target	52
10.4.1	Introduction	52
10.4.2	Results	52
10.5	MAC-2 - M-71 Target	53
10.5.1	Introduction	53
10.5.2	Results	53
10.6	MAC-2 - U-798 Target	54
10.6.1	Introduction	54
10.6.2	Results	54
10.7	Summary	55

11.0	2004 Winter Diamond Drill Program	56
11.1	Introduction	56
11.2	MAC-1 Area	60
11.2.1	Introduction	60
11.2.2	Results	60
11.3	MAC-3 Area	61
11.3.1	Introduction	61
11.3.2	Results	61
11.4	MAC-4 Area	62
11.4.1	Introduction	.62
11.4.2	Results	62
11.5	Phoenix Zone	63
11.5.1	Introduction	63
11.5.2	Results	63
11.6	Overall Summary	64.

12.0	Sampling Method and Approach	70
12.1	Core Drilling and Logging	70
12.2	Drill Core Sampling	70
12.3	Analysis for Gold	70

13.0	Sample Preparation, Analyses and Security	71
13.1	Drill Core	71
13.2	Shipping	71
13.3	Assay Laboratory	71
13.4	Sample Preparation (ALS Chemex Laboratories in Thunder Bay, Ontario	71
13.5	Assay Procedure (ALS Chemex Laboratories in North Vancouver, B.C	71

14.0	Data Verification	72

15.0	Mineral Processing and Metallurgical Testing	72

16.0	Mineral Resource and Mineral Reserve Estimates	72

17.0	Other Relevant Data and Information	72

18.0	Interpretation and Conclusions	73

19.0	Recommendations	74

20.0	References	75

Certificate of Author		77
Consent of Author		77

List of Figures

Figure 5.1.1	Property Location Map	12
Figure 5.1.2	Claim Map of Patented Mining Claims, Leases and Licenses of	Occupation, McFinley Gold
	Property	13
Figure 5.2.1	Mine Infrastructure, McFinley Peninsula	14
Figure 5.3.1	View of Tailings Pond - looking Southwest	15
Figure 7.4.1	3D Prospective, 150 and 400 Levels with mineralized zones	21
Figure 8.1.1	Geology of the Red Lake greenstone belt	23
Figure 8.1.2	Gold Producers in the Red Lake gold camp	24
Figure 8.1.3	D1 and D2 Regional Fabrics	25
Figure 8.2.1	General Geology, McFinley Property	27
Figure 8.2.2	Cross Section A-B through the McFinley Peninsula	28
Figure 8.3.1	View of Campbell and Red Lake Mine Head frames	32
Figure 8.4.1	Visible gold in quartz vein - DDH MF04-79	34
Figure 9.2.1	2003 Trench Locations - McFinley Peninsula	35
Figure 9.2.2	Trench 7 - Geology and Gold Assays	36
Figure 9.2.3	Trench 8 - Geology and Gold Assays	37
Figure 9.5.1	WR Major Oxides vs. Calculated ICP Oxide Value - Al203	43
Figure 9.5.2	WR Major Oxides vs. Calculated ICP Oxide Value - K2O	43
Figure 9.5.3	WR Major Oxides vs. Calculated ICP Oxide Value - TiO2	44
Figure 9.5.4	WR Major Oxides vs. Calculated ICP Oxide Value - CaO	44
Figure 9.5.5	WR Major Oxides vs. Calculated ICP Oxide Value - Na2O	45
Figure 9.5.6	WR Major Oxides vs. Calculated ICP Oxide Value - MgO	45
Figure 9.5.7	WR Major Oxides vs. Calculated ICP Oxide Value - Fe2O3	46
Figure 9.5.8	Al2O3 vs. TiO2 plot for all McFinley Whole Rock Data	46
Figure 9.5.9	Al2O3 vs. TiO2 plot for all McFinley ICP samples	47
Figure 9.5.10	Al2O3 vs. TiO2 plot with whole rock data plotted on ICP data	47
Figure 10.1.1	McFinley Project - Plan Map of 2003 DDH with Property Geology	49
Figure 11.1.1	Drill Rig on the ice at the north end of McFinley Island	56
Figure 11.1.2	McFinley Project - Plan Map of 2004 DDH with Airborne Magnetics	57
Figure 11.1.3	McFinley Project - Plan Map of 2004 DDH - South Half	58
Figure 11.1.4	McFinley Project - Plan Map pf 2004 DDH - North Half	59
Figure 11.5.1	McFinley Project - Phoenix Zone - Cross-Section 0+30S	65
Figure 11.5.2	McFinley Project - Phoenix Zone - Cross-Section 0+00N	66
Figure 11.5.3	McFinley Project - Phoenix Zone - Cross-Section 0+30N	67
Figure 11.5.4	McFinley Project - Phoenix Zone - Vertical Section A-B	68
Figure 11.5.5	McFinley Project - Vertical Section of Phoenix Zone PZ-1	69
Figure 18.0.1	2004 Summer Diamond Drill Proposal	74

List of Tables

Table 7.2.1	Exploration History of the McFinley Property	18
Table 7.3.1	Expenditures 1982 - 1989, McFinley Red Lake Mines Ltd	19
Table 7.4.1	Inferred Resources, McFinley Peninsula	20
Table 8.2.1	Summary of Stratigraphy, McFinley Property	26
Table 10.2.1	Summary of DDH Locations - MAC-1 Area	50
Table 10.3.1	Summary of DDH Locations - C-Zone Target	51
Table 10.4.1	Summary of DDH Locations - M-90 Target	52
Table 10.5.1	Summary of DDH Locations - M-71 target	53
Table 10.6.1	Summary of DDH Locations - U-798 Target	54
Table 11.2.1	Summary of DDH locations - MAC-1 Area	60
Table 11.3.1	Summary of DDH Locations - MAC-3 Area	61
Table 11.4.1	Summary of DDH Locations - MAC-4 Area	62
Table 11.5.1	Summary of DDH Locations - Phoenix Zone	63

List of Appendices

Appendix 1	List of Mining Lease, Licenses of Occupation and Patented Claims	79
Appendix 2	2003 Summer Re-log Program - Summary of DDH Locations	81
Appendix 3	2003 Summer Re-log Program - Summary of Assay Values >1 Au g/t	82
Appendix 4	2003 Summer DD Program - Summary DDH Locations	84
Appendix 5	2003 Summer DD Program - Summary of Assay Values >1 Au g/t	85
Appendix 6	2003 Fall Re-log Program - Summary of DDH Locations	89
Appendix 7	2003 Fall Re-log Program - Summary of Assay Values >1 Au g/t	90
Appendix 8	2004 Winter DD Program - Summary of DDH Locations	97
Appendix 9	2004 Winter DD Program - Summary of Assay Values >1 Au g/t	99
Appendix 10	Sampling Protocol	106
Appendix 11	Assay Methods and Detections - ALS Chemex Laboratories	107

3.0 Introduction and Terms of Reference

This report on the McFinley Property of Rubicon Minerals Corporation (Rubicon) has been prepared by I. R. Cunningham-Dunlop, P. Eng., at the request of Mr. Michael J. Gray, Vice-President Exploration. The report was commissioned by Rubicon Minerals Corporation to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1.

The McFinley Gold Property was optioned by Rubicon during 2002 from Dominion Goldfields Corporation ("DGC") and DGC subsidiary 1519369 Ontario Ltd. The property was most recently the subject of an underground exploration and development program in the 1980's however was inactive during 1989 - 2002 due to litigation. Litigation was resolved by DGC in 2002. The property now forms an important part of Rubicon's properties and activities in the Red Lake area of Northwestern Ontario.

I. R. Cunningham-Dunlop is experienced in the Red Lake area having worked underground at the Cochenour (Wilmar) Mine for Wilanour Resources in 1985 and in surface exploration in the Birch-Uchi Greenstone Belt for Gold Fields Canadian Mining Ltd. from 1986 to 1991. He has worked in his field of expertise for 25 years and on gold exploration properties in Ontario, Quebec, British Columbia., Nevada, Argentina and Australia. He has been actively involved as Consulting Geologist to Rubicon on the McFinley property in a technical capacity since October 2003 and has a thorough knowledge of the recent work of Rubicon. He has the experience, background and personal knowledge to act as an independent Qualified Person under NI43-101.

Considerable data is available on the McFinley Property in Rubicon files and as readily available public documents. The public sources of relevant references are listed in Section 20 to this report.

Gold values for work performed by Rubicon are reported as grams per metric tonne ("g/t"). Historic gold values are presented as originally reported and converted to g/t if required. A conversion factor of 34.28 is used to convert ounces per short ton ("oz/ton") to g/t. Currency is reported as Canadian dollars unless otherwise noted. All map coordinates are given as Universal Transverse Mercator (UTM) Projection, North American Datum (NAD) 83, Zone 15 coordinates.

4.0 Disclaimer

The author has relied on information provided by Rubicon Minerals Corporation on the legal status of the property that forms the McFinley Property. Effort was made to review the information provided for obvious errors and omissions; however, the author shall not be held liable for any errors or omissions relating to the legal status of claims described in this report.

The destruction of the complete record of the historical documentation for the property due to fire at the site office in 2001 is noted. A substantial amount of detailed data was lost. Rubicon has recovered a large volume of this information and continues to make a concerted effort to secure additional information which may be privately held. The author will not be held liable for any errors or omissions relating to missing data.

The mineral resources quoted in this report were previously reported in the Technical Report 43-101 dated May 12, 2003, prepared by Mr. David M. Rigg, P.Geo and Mr. Glen Hogg, P.Eng. These resource estimates were completed by the McFinley staff in 1986 and have been reported and discussed in Hogg (May 2002) and Hogg (October 2002). The present author has reviewed the information presented by Mr. Hogg in these various reports and concurs with his conclusions regarding the 'inferred mineral resource' on the McFinley Property.

The author has taken considerable background information for Sections 5.0 to 8.0 from the Technical Report 43-101 dated May 12, 2003, prepared by Mr. David M. Rigg, P.Geo and Mr. Glen Hogg, P.Eng. This information has been repeated again in this report for the sake of completeness and the author wishes to acknowledge Mr. Rigg and Mr. Hogg for their diligence in collating this information.

The author also wishes to thank Mr. Jack Der Weduwen for his contribution in logging the majority of the drill holes in the 2003 Summer Program, the 2004 Winter Program, and the various re-log programs, Larry Poznikoff for the various figures and databases incorporated in this report, and Raegan Birch for diligently typing in all the drill logs. The author also wishes to thank David Adamson, J. Garfield MacVeigh, Michael Gray, Ian Russell, Darwin Green, and Terry Bursey for providing additional information on the McFinley Project and engaging in endless discussions on the Red Lake area.

5.0 Property Description and Location

5.1 Location and Ownership

The McFinley Property is located in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario, Canada, Figure 5.1.1. The McFinley Shaft is located at 51 07' 26'' N and 45 44' 26'' W. The McFinley Property is subject to option agreements that allow Rubicon to earn a 100% interest in an area that covers approximately 505.43 Ha. The property was acquired in two separate agreements during 2002. The water covered areas, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. Land portions of the property, held as nine Patented Claims, were later optioned by agreement in June 2002. The mining rights of Patent Claims were optioned from Dominion Goldfields Corporation (DGC) and the surface rights of the same Patent Claims were optioned from DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are now referred to as the McFinley Property (the 'Property'). Titles are listed separately in Appendix 1. Figure 5.1.2 shows the distribution of the claims.

The various Licenses of Occupation, Mining Lease and Patents of the Property are contiguous, surveyed and in good standing. Work permits are not required in Ontario to perform the exploration work prescribed in this report.

Titles to the Licenses of Occupation, Mining Lease and Patents are held by DGC and 1519369 Ontario Ltd. subject to the terms of the agreements concluded with Rubicon. Historical details of each agreement are described in Hogg, May 2002 and Hogg, Oct 2002. Property taxes related to the surface parcels of some patented claims were written off by the Red Lake Municipality in early 2002 and Rubicon recently purchased these surface parcels. Rubicon has full right of access to all areas of the McFinley property under contractual agreements and the Mining Law of Ontario.

5.1.1 Rubicon Obligations on Licenses of Occupation and Mining Lease

Rubicon optioned 25 licenses of occupation and one mineral lease (Water Portion) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000 (paid), issue 260,000 shares (issued) and complete U.S. $1,300,000 of exploration prior to March 31, 2006. These claims are subject to a NSR royalty of 2%, for which advance royalties of U.S. $50,000 are due annually (to a maximum of U.S. $1,000,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for U.S. $675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S. $675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S. $1,000,000 in advance royalty payments described above.

5.1.2 Rubicon Obligations on Patented Claims

Rubicon purchased 16 patented claims (Land Portion) from DGC in July 2002 for $500,000 ($425,000 paid as of December 31, 2002 and $75,000 paid prior to June 2003) and issue 500,000 shares (issued). The Company is also to issue to the vendor 100,000 stock options (issued). The Land Claims are subject to a NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time. Upon a positive production decision Rubicon would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

N
Red Lake
Thunder Bay
McFinley Gold Project
McDonough Twp.
Dome Twp.
Bateman Twp.
Balmer Twp.
Cochenour
Balmertown
Heyson Twp.
Bysshe Twp.
Town of Red Lake
0.5 0 0.5 1 1.5 2 2.5 3 Kilometers

Figure 5.1.1 Property Location Map

N
Red Lake
East Bay
McFinley Island
McFinley Peninsula
Underground Workings
Shaft
KRL11481
K956
K954
KRL11482
KRL18514
KRL2155
KRL11483
KRL11031
K1495
KRL11457
KRL2156
K1494
KRL503297
KRL526262
KRL503298
KRL503299
KRL11038
KRL11039
K1498
KRL18457
K1499
K3290
KRL18376
KRL18375
KRL246
KRL247
KRL18374
K1496
KRL18373
K1497
500
0
500
1000
1500 Meters
447000
448000
449000
450000
5665000
5664000
5663000

5.2 Infrastructure

A 3-compartment exploration shaft was developed on the McFinley Peninsula in 1955 to a depth of 428 feet but abandoned in 1956. New facilities including head frame, hoisting facilities, 150-tpd mill complex and camp infrastructure were developed during a later program of underground development and exploration during 1983 to 1988 (Figure 5.2.1). Underground development was focused on the 150-, 275- and 400-foot elevations.

The workings were allowed to flood in 1989 after the onset of legal disputes. Infrastructure was not placed on care and maintenance and buildings suffered systematic vandalism during the period 1990 -2001, culminating in the total destruction of the site office by fire in 2001. The mill, hoist and head frame are intact and vandalism largely focused on breakable items in the camp accommodation buildings. Rubicon has not evaluated the cost of repair to, or replacement of, this infrastructure. A new core shack and secure core storage building have been constructed and access to the site has been restricted. Infrastructure and facilities are being repaired on an 'as needed' basis according to the requirements of the on-going property program. Estimates to reopen the underground development areas have been reviewed by AMEC, however no immediate program of underground work is recommended at this time.

A tailings disposal area consistent with regulatory requirements was constructed on McFinley Peninsula in 1988 in preparation for the bulk-sampling program. The site chosen was an extensive topographic depression lying immediately west of the shaft site on the McFinley peninsula, and retaining dams were constructed to pond effluents prior their drainage to the south into the waters of East Bay. The disposal area received a Certificate of Approval in 1988. The termination of activities on the project in 1989, after test-milling of an estimated 2500 tons of the bulk sample, resulted in minimal use of this area.

5.3 Environmental Liabilities

Rubicon engaged URS Norcol Dames & Moore, an environmental consulting firm, to prepare a preliminary report on the environmental aspects of the McFinley Gold Property in 2002. No serious conditions or difficulties were noted in the course of this study. Recommended effluent sampling and monitoring procedures, a reporting schedule and other recommendations to conform to current environmental regulations were being put in place in 2003.

The disposal area for underground water and minor test mill tailings was constructed at the McFinley Property in accordance with environmental regulations as set forth by the Government of Ontario in 1988 (Figure 5.3.1). The disposal area remains little used with mill throughput limited to approximately 2500 tons. An estimated 6000+ tons of the previously mined bulk-sample remains stockpiled on the site.

There are no deposits or reserved funds allocated or required for any deemed liabilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The McFinley Property is an area of subdued topography of less than 15 meters elevation above lake elevation. Land areas are largely covered with spruce, poplar and birch trees with minor swamp. A portion of the property is covered by the East Bay of Red Lake with McFinley Island, directly to the north of McFinley Peninsula, representing the largest Island on the property. The property is covered by 2 to 10 meters of glacial overburden with bedrock outcrop mostly restricted to shoreline exposures. Lakes are relatively shallow with water depths rarely greater than 5 to 15 meters. Recent seismic surveys of lake areas indicate average accumulations of 10 to 20 meters of lake sediments and overburden beneath lake bottom, with troughs up to 80 -100 meters deep along the structural trend underlying East Bay.

Annual mean precipitation for the region is 640 millimeters which includes mean average snowfall of 378 centimeters. Mean average temperature is 0.9 degrees Celsius with mean winter temperatures (October to April) of -9 degrees and mean summer temperatures of +14 degrees. Temperatures can reach summer highs of 35 degrees and winter lows of -40 degrees. Weather conditions allow drilling from the ice of Red Lake during January to early April. Municipal winter snow clearance extends to the end of paved roads near Cochenour and the site access road can be easily maintained by local road contractors.

The McFinley Property is accessible via an eight-kilometer gravel road from paved roads servicing the village of Cochenour and the surrounding communities of Balmertown and Red Lake, Figure 5.1.1. Situated on East Bay, the McFinley Property is also easily accessible via the waters of Red Lake. The region is serviced by Highway 105 which connects with TransCanada Highway #17 in Vermillion Bay. The area has daily scheduled Bus Services and daily scheduled flights from Winnipeg, Kenora and Thunder Bay.

The Red Lake District has a long mining history and there are currently two major mines in operation in Balmertown, Placer Dome's Campbell Mine and Goldcorp's Red Lake Mine. The District can support year-round mineral exploration and mining operations.

Electrical power on the McFinley Peninsula is currently supplied by diesel generator. An electric power transmission line extends to the Abino Property of Goldcorp which adjoins the Property to the south, a distance of about 2 kilometers from the McFinley shaft. Water is pumped from the nearby East Bay of Red Lake and potable water is trucked to site.

7.0 Exploration History

The extensive history of the property has been described in two previous reports: Hogg G.M. May 17, 2002 and Hogg G.M. October 15, 2002. The ''Property'' has been previously divided into land ('Patented Claims' of this report, or 'McFinley Mine Property' of Hogg) and water titles ('Licenses of Occupation and Mining Lease' of this report, or 'McFinley Property' of Hogg). Both of these areas are now termed the McFinley 'Property'. A summary of ownership, work, prior expenditures and Resources is herein provided.

7.1 Ownership History of the McFinley Property

The Property was initially staked and owned by McCallum Red Lake Mines Ltd. in 1922. Ownership was registered in the name of McFinley Red Lake Gold Mines Ltd. during the period 1944 to 1974. In 1974 Sabina Industries Ltd. earned a 60% interest in the property. McFinley Red Lake gold Mines changed name to McFinley Red Lake Mines Limited in 1975 and a plan of arrangement between McFinley Red Lake Mines Limited and Sabina in 1983 transferred title to McFinley Red Lake Mines Ltd. In 1984, the Property was Joint Ventured with Phoenix Gold Mines Ltd. (42.9%) and Coniagas Mines Ltd. (7.1%). The Joint Venture interest was subsequently repurchased in 1986 with financial backing from Alexandra Mining Company (Bermuda) Ltd and McFinley Red Lake Mines Limited continued underground exploration and development.

Financial difficulties experienced by McFinley Red Lake Mines in 1989 led to a long period of dispute with creditors and ownership issues between 1990 and 2001. Dominion Goldfields Corporation ("DGC") was awarded title to the Licenses of Occupation and Mining Lease of the McFinley Property in 2001 through a vesting order from the Superior Court of Ontario. DGC and a wholly owned subsidiary 1519369 Ontario Ltd. were subsequently granted ownership of the mining rights and surface rights respectively, to the McFinley Patents by a vesting order by the Superior Court of Ontario in 2002. Rubicon Minerals optioned the Property from DGC, and DGC and 1519369 Ontario Ltd., respectively, in two agreements in 2002.

7.2 Exploration History of McFinley Property

Year	Description of Work
1922	Original staking in 1922 undertaken to cover a high-grade silver occurrence on the McFinley peninsula, the first mineral prospect of record in the Red Lake area. Trenching, sampling and shallow drilling was undertaken by McCallum Red Lake Mines Ltd. Wide-spread but erratic gold mineralization was noted in cherty metasediments on both McFinley Peninsula and McFinley Island.

1941-42	Occurrences were drilled as part of the Wartime Minerals Evaluation program.

1944-46	McFinley Red Lake Gold Mines Ltd. carried out ground magnetic surveys, a 48,548 foot drilling program over the McFinley Peninsula, and a 4,877 foot drilling program from the ice of Red Lake.

1946-55	Fourteen holes (M Series) were completed for a total of approximately 5,200 feet of diamond drilling.

1955-56	Little Long Lac Gold Mines sank a 428ft vertical shaft on claim KRL 246 and completed 1,358 feet of exploratory underground development on two levels. Work terminated in 1956.

1974-75	Sabina Enterprises completed 25 diamond drill holes for approximately 10,000 feet of drilling on the 'Mine
Property'; ground magnetic and electromagnetic surveys and ten holes in approximately 2,410 feet of diamond drilling over a portion of the lake properties.
1981-83	Sabina and McFinley Red Lake Mines completed a magnetic/electromagnetic geophysical survey over the
McFinley peninsula area, surface bulk sampling and 12,046 feet of surface diamond drilling in 33 holes.

1983-84	McFinley Red Lake Mines Ltd. and Sabina Industries completed seven holes for a total of approximately
2,120 feet of diamond drilling.

1984-85	An agreement with Pheonix Gold Mines Ltd. allowed the reopening of the McFinley shaft and completion of a total of 1,570 feet of drifting and crosscutting on the 150' and 400' levels. Metallurgical work and mineral processing was carried out. Eighty underground drill holes totaling 6,000 feet and sixty-nine surface holes totaling 34,870 feet of diamond drilling were completed. Funding difficulties resulted in the project being placed on temporary standby in February 1985.

1985-87	3,775 feet of drifting and crosscutting were carried out on the 150' and 400' levels. 23,333 feet of underground drilling, 30 feet of raising and an extensive chip-sampling program were completed. A program of 41,874 feet of diamond drilling was also completed in sixty-one surface holes.

1987	In recognition of a 'Nugget Effect' in sampling results, a decision was made to proceed with a minimum
to	15,000 ton bulk sample. A 150-tpd mill and tailings area was constructed. Underground development (9,482
1989	feet) continued on 150' and 400' levels, a new 275' level and on a ventilation raise from the 400' level to
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
development in drifting, crosscutting and raising is estimated to be over 19,000 feet. Total historical diamond drilling focused on the Peninsula area is estimated to be 148,000 feet from surface and 117,500 feet from underground. An estimated 180,000 feet of core is stored on the property.

2001	DGC foreclosed on the Licenses of Occupation and Mining Lease and was awarded title to Lake covered
to	portion of the McFinley Property in 2001. DGC and its subsidiary were subsequently awarded title to the
2002	Patented Claims of the Property in 2002.

2002	Rubicon Minerals option the property during 2002 and undertake high-resolution airborne magnetometer,
to	seismic and ground magnetometer geophysical surveys, trenching, and four phases of surface diamond drilling
2004	of 1909.1m (6263.5 feet), 9,704.4m (32,708.5 feet), 3,058.0 m (10,032.1 feet), and 7,342.5 m (24,089.7 feet).

Table 7.2.1 Exploration History of McFinley Property

7.3 Expenditure History of the McFinley Property

Estimates of early expenditures on the property have not been determined. Expenditures on the property during 1982 to 1989 totaled approximately $18,675,150. The bulks of these expenditures were focused on the area of McFinley peninsula and are itemized in Table 7.3.1.

C$
Mining Equipment & Camp at cost	1,518,000
Bulk Sample Plant	3,372,450
Road Construction	300,000
Tailing Disposal Area	250,000
Power line Preparation	76,000
Effective Exploration and Development Costs	13,158,700
Total	18,675,150

Table 7.3.1: Expenditures 1982 - 1989, McFinley Red Lake Mines Ltd. (Hogg, Oct 2002)

7.4 Resource History of the McFinley Property

All resource estimates refer to the shaft area on McFinley Peninsula where underground exploration and development and extensive sampling were carried out. The most reliable mineral resource estimate was completed by the McFinley staff in 1986 and has been reported and discussed in Hogg (May 2002) and Hogg (October 2002). The 1986 resource estimate was developed using underground sampling results augmented with closely spaced drill hole data where openings for sampling were not available. Standard methods of resource block development were employed to a depth of 400 feet, and an in-place grade calculated on the basis of sampling information. The location of mineralized zones is shown in Figure 7.4.1. The 1986 resource estimate is presented in Table 7.4.1.

Location	Zone	Tons	Grade (oz. Au/ton)
North Shaft Area	FWC-3	3,875	0.50
"	C Zone	10,520	0.87
South Shaft Area	FWC-1 & 2	30,600	0.24
"	C-2	128,700	0.11
"	C-3	36,562	0.19
"	WL Zone	10,500	0.49
"	403 Zone	5,000	0.80
"	BX Zone	2,000	0.84
"	D Zone	106,250	0.15
Total Estimated
Undiluted Resource		334,007	0.20

Table 7.4.1 Inferred Resources, McFinley Peninsula (Hogg. Oct 2002)

Under the standards of reserve and reserve definition set forth by National Instrument 43-101 it is Hogg's opinion that this may be classed as an Inferred Mineral Resource (Hogg, Oct 2002). Considering the large amount of sampling and assay data involved in its development, the Resource may appear to warrant a higher classification, however the erratic nature of the gold mineralization in the various mineralized zones exposed in the underground workings clearly indicates a strong "nugget effect" on sampling and assaying results. The planned program of bulk sampling designed and implemented in order to better assess the economic viability of the mineralized system by McFinley Red Lake Mines, remains incomplete. The degree of confidence in indicated assay values does not allow consideration of the resource on an economic basis.

Diamond drilling below 400 feet in 1986 led to encouraging results at depth across the Peninsula. On the basis of results from these holes, the resource estimate at McFinley, as estimated by the McFinley staff in 1986, was increased to 890,000 tons at an in-situ grade of 0.19 oz.Au/ton. Continued drilling in 1987 - 1988 ultimately tested the mineralized system to a depth of about 1,700 feet below surface in the shaft area. Deeper holes of these programs were widely spaced and the zonal dimensions and continuity below the 400-level were not established to the degree necessary to be considered in a resource category to meet the standards set forth in NI 43-101. The deeper area should be considered an area of geological and exploration interest.

Lakefield Research performed metallurgical test work during the mid-1980's. Bulk sampling operations were carried out during 1985 to 1989 by McFinley Red Lake Mines at their facilities developed on the Property. Operations of McFinley Red Lake Mines were guided by a reputable and experienced consulting engineer, C. Lendrum, P.Eng. Rubicon continues to recover historical information with respect to this work and no additional metallurgical test work has been undertaken.

C-Zone
FWC-3 Zone
403-Zone
FWC-1 & 2
C2/C3 Zones
D-Zone
N
W
100m
150 Level
400 Level
FWC-3 Zone
C-Zone
403-Zone
FWC-1 & 2
C2/C3 Zones
D-Zone

Figure 7.4.1 3-D Perspective – 150 and 400 Levels with mineralized zones.

8.0 Geological Setting

8.1 Regional Geology

The McFinley Property is underlain by rocks of the Archean Red Lake greenstone belt, part of the Uchi Subprovince, Superior Province, Canadian Shield. Many previous workers including Horwood (1945), Pirie (1981), Andrews and Wallace (1983), Hugon et.al. (1986) and Sanborne-Barrie et.al. (2001) have described the geology of the area. The summary below is summarized from the Technical Report on the Red Lake Joint Venture Property of Rubicon Minerals (Green, 2002) and updated with respect to the McFinley property.

The Red Lake greenstone belt (RLGB) is an accumulation of Archean-age metavolcanic, meta-sedimentary and intrusive rocks that record a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Figure 8.1.1., Sanborn-Barrie et al., 2001). The McFinley property lies in the lowermost Balmer assemblage. The Balmer assemblage consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with 2.98 - 2.96 billion year old (Ga) felsic volcanic, clastic, and chemical sedimentary rocks. It is host to largest of the Red Lake District current and past-producing gold mines. Six successive, younger stratigraphic assemblages have been documented:

  The Ball assemblage (2.94 - 2.92 Ga) consisting of crustally contaminated komatiite, tholeiitic basalt, calc-alkaline felsic volcanic rocks, and stromatolitic carbonate.

  The Slate Bay assemblage (less than 2.91 Ga.), composed of quartz-rich wacke and conglomerate.

  The Bruce Channel assemblage (2.89 Ga.), composed of intermediate pyroclastic volcanic and sedimentary rocks.

  The newly recognized, ca. 2.85 Ga Trout Bay assemblage (Sanborn-Barrie et al., 2001) consisting of basalt overlain by clastic rocks, intermediate tuff and chert-magnetite iron-formation.

  The Huston assemblage (<2.89 Ga. and >2.74 Ga.) consisting of a regionally extensive unit of polymictic conglomerate, locally associated with wacke and argillite, that marks an angular unconformity between Mesoarchean and Neoarchean strata.

  The uppermost stratigraphic package, the Confederation assemblage (2.75 - 2.73 Ga.), consisting of calk-alkaline and tholeiitic felsic, intermediate, and mafic volcanic rocks, which locally exhibit volcanogenic-massive-sulphide-style alteration and mineralization.

Felsic plutons that are synvolcanic with Confederation volcanic rocks intrude all the major assemblages. The weakly to moderately foliated Dome stock (2.72 Ga.), which occupies the core of RLGB, provides a minimum age for timing of the last penetrative deformation event (Corfu and Andrews, 1987; Sanborn-Barrie et al., 2000). The Felsic Intrusion on the Abino property to the south of McFinley also records a date of 2.72 Ga. Post-tectonic batholiths were intruded along the margins of the RLGB ca 2.70 Ga.

Regional metamorphism varies from greenschist grade in the core of the RLGB to amphibolite grade near batholith margins. Polyphase deformation of the RLGB involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2), reflected in folds and fabrics of low to moderate finite strain (Sanborn-Barrie et al., 2000). Overall, strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization. Previous workers identified five major shear or deformation zones within which major gold deposits of the camp occur (Figure 8.1.2). Recent work (Sanborn-Barrie et al., 2000) has questioned the validity and usefulness of the deformation zone concept in the camp.

The "East Bay Trend" can be traced to the southwest to the Cochenour Willans mine area where it meets the north-northwest trending ''Mine Trend" of the GoldCorp-Campbell-Cochenour Mines. The East Bay Deformation Zone (EBDZ) constitutes a continuous and highly disturbed "break" or ''structural domain''. Very significant changes occur in structural fabrics across the EBDZ (Figure 8.1.3) while within the EBDZ fabrics are dominantly NNE trending representative of fabric development during both D1 and D2. The EBDZ trend may have also influenced early basin development (D0) in the RLGB.

Late- to post-tectonic granite
Pre-/syntectonic felsic intrusions
Ultramafic, diorite
SUPRACRUSTAL ASSEMBLAGES
Graves
Huston (cglm/wacke/argl)
unconformity
Confederation (McNeely, Heyson)
trace of regional unconformity
Trout Bay
Bruce Channel
Slate Bay
unconformity
Ball
Balmer
2739 U-Pb zircon age (Ma) published, this study
Campbell Mine
Goldcorp RL Mine
B Balmertown
RL Red Lake
C Cochenour
M Madsen
S-O Starratt-Olsen
Little Vermilion Lake Batholith
Hammell Lake pluton
Walsh Lk
Cat Island pluton
McFinley
Douglas Lake pluton
Killala-Baird Batholith
Dome
0 3 6 km
50°53'30"N

Figure 8.1.1 Geology of the Red Lake greenstone belt, showing critical age determinations of volcanic and plutonic rocks (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).

1 Gold Eagle
2 McKenzie
3 McMarmac
4 Cochenour-Willans
5 H.G.Young
6 Campbell
7 A.W.White
8 Gold Shore
9 Howey
10 Hasaga
11 Madsen
12 Starratt-Olsen
13 Red Summit
14 Mount Jamie
D.Z. Deformation Zone
Mine
Occurrence
Highly altered rocks
Amphibolite/ greenschist isograd
G A
McFinley Peninsula
POST NARROWS D.Z.
EAST BAY D.Z.
COCHENOUR-GULLROCK LAKE D.Z.
PIPESTONE BAY-ST. PAUL BAY D.Z.
CHUKUNI RIVER D.Z.
FLAT LAKE-HOWEY BAY D.Z.
KEG LAKE D.Z.
0 5km

Figure 8.1.2 Gold producers in the Red Lake gold camp, with areas of highly altered rocks and deformation zones denoted (from Andrew et al., 1986).
Note that Goldcorp's Red Lake mine was formerly the A.W. White mine indicated on this map.
117

a)
D1 STRUCTURES
Axial trace of F1 anticline, syncline
Trajectory of S1 vertical, inclined
Little Vermilion Lake Batholith
Hammell Lake Stock
Douglas Lake Stock
Red L
Killala-Baird Batholith
C
B
0 3 6 km
Granitoid rocks
Mesoarchean supracrustal rocks
Neoarchean supracrustal rocks
b)
D2 STRUCTURES
Axial trace of F2 anticline, syncline
Trajectory of S2 vertical, inclined
Post-tectonic plutonic foliation trajectory
Little Vermilion Lake Batholith
Hammell Lake Stock
Douglas Lake Stock
Red L
Dome Stock
Killala-Baird Batholith
0 3 6 km

Figure 8.1.3: D1 and D2 Regional Fabrics
(M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).

8.2         Property Geology

8.2.1         Introduction

The McFinley Gold Property lies along a NNE-trending belt of highly disturbed intermixed metasediments, basaltic volcanics and ultramafic rocks of the Balmer assemblage (Figures 8.2.1 and 8.2.2). Details of stratigraphy within this 'East Bay Trend' are given below.

8.2.2         Stratigraphy

8.2.2.1      McFinley Peninsula Area

The stratigraphy through the area of the McFinley Peninsula consists of several defined stratigraphic units shown in Table 8.2.1 below (as set out in Rigg & Hogg 2003). The McFinley Sequence (MS) and the Footwall Basalt Sequence (FBS) represent the two sub-belts of the peninsula area of Hogg (Oct 2002) and are approximately 200 and 200 to 400 feet thick, respectively. Stratigraphy on the Peninsula area strikes approx. N 45º E and dips 50º to 70º NW and faces towards the northwest.

The MS has been the major focus of prior underground exploration and development on McFinley Peninsula and hosts at least five distinct horizons of chert-magnetite (silica-oxide facies) banded iron formation (BIF), termed C1 to C5, from footwall to hanging wall, in the MS (Figure 7.4). The Hanging-Wall BIF, to the west, and the Footwall BIF ('C1- Chert' ) to the east, define the limits of the MS.

The MS is underlain by the more massive and extensive Footwall Basalt Sequence (FBS) which extends eastward to the talc-carbonate altered ultramafic rocks of the East Bay Serpentinite (EBS). The EBS-FWB contact dips shallowly 45 to 55 to the NW. This contact is transgressive to the trend of the FWB and lies in very close proximity to the MS along the northern part of the McFinley Peninsula.

The MS is overlain to the west by three distinctive sequences of metavolcanics and metasediments, the Komatiite Sequence (KS), the Central Basalt Sequence (CBS) and the West Peninsula Sequence (WPS). The McFinley Sequence is a locus for several Diorite, Feldspar Porphyry (FP) and Quart-Feldspar Porphyry (QFP) dykes which trend subparallel to the overall trend of the Sequence. The MS is interpreted to be a strain corridor through the area and is a focus for auriferous mineralization.

West Peninsula Sequence	-	Pillowed to Massive Basalts with BIF, graphitic BIF and Chert, banded silty to arenaceous
(WPS)		sediment/ episediments and significant (syngentic?) py/po.

Central Basalt Sequence	-	Pillowed and massive tholeiitic basalts with flow top breccia
(CBS)	-	occasional BIF and (graphitic) argillite

Komatiite Sequence	-	Massive, minifex and columnar jointed Basaltic Komatiite
(KS)	-	Bounded by 'HW BIF' to the east and by 'Main BIF' to the west.
	-	BIF possible in central part of Sequence

McFinley Sequence	-	Bounded to the west by 'HW BIF' and to the east by the FW BIF.
(MS)	-	At least 5 horizons of silica/oxide (/carb.) facies BIF within pillowed and amygdaloidal basalt.

Footwall Basalt Sequence	-	Pillowed to massive, amygdaloidal basalts
(FBS)

East Bay Serpentinite	-	Extrusive and intrusive Ultramafic and Basaltic rocks.
(EBS)

Table 8.2.1 Summary of Stratigraphy, McFinley Property

119

N
W
E
S
Mcfinley_claims_one_poly.shp
Claimmask.shp
2004 mcfinley ddhs.shp
2003_summer_ddh_collars.shp
Trench_outlines_may07_03.shp
Mcf_mine_road.shp
340_faults.shp
Faults_major.shp
Water_ba_all.shp
Lp_prop_geology.shp
Meta-Gabbro
Felsic
WPS
C-Bas
Main_IF
Kom
MF_SEQ
FW_Bas
UM
A
B
0
500
1000 Meters

Figure 8.2.1 General Geology, McFinley Property.

Figure 8.2.2 Cross-section A-B through the McFinley Peninsula in the area of the underground workings north of the shaft

121

8.2.2.2      McFinley Island Area

McFinley Island is largely underlain by a thick, 800-foot wide, sequence of pillowed to massive amygdaloidal basalts. These lie to the west of the East Bay Serpentinite, which lies outboard of the Island under the waters of East Bay. The McFinley Island Sequence (MIS) occurs along the western side of the island and consists of a distinctive sequence of up to five BIF units lying within pillowed and amygdaloidal basalts. The MIS is intruded by several Diorite and QFP dykes. Stratigraphy of the MIS strikes approx. N40º E and dips 50º to 65º NW. Pillowed mafic volcanic and ultramafic rocks lie stratigraphically above the MIS to the west.

There are very strong similarities between stratigraphy across McFinley Island and the stratigraphy of McFinley Peninsula. Regionally, BIF's are also known to outcrop on the Abino and MacMarmac properties along the trend of the EBDZ to the south and in several areas in prior work by other workers to the north. It is unclear if these units are intermittent within the stratigraphy in the area, or structurally attenuated due to the EBDZ.

8.2.2.3      East Bay and the East Bay Serpentinite (EBS)

The ultramafic rocks of the East Bay Sequence (EBS) form a magnetically distinctive belt from 1,500 to 2,000 feet in width along the length of the property. The EBS strikes in a NNE direction and dips 45 to 70 degrees to the NW. Water-covered and known previously only on the basis of a few drill holes and geophysical data, it consists of ultramafic horizons separated by a dominantly volcanic belt which contains variable amounts of felsic- and granodioritic- intrusive rocks. Ultramafic rocks are variably altered (carbonate, talc, serpentine, fuchsite) and locally strongly sheared and deformed. Original spinifex and flow top breccia textures are often preserved and there is convincing evidence that extrusive as well as intrusive ultramafic rocks are present. The EBDZ is wider than the EBS and contains many discrete, trend-parallel faults and shear zones.

8.2.3         Structure

At least three stages of deformation have been recognized and have been termed: D1, D2 and D3. D1 and D2 are associated with penetrative cleavages (S1 and S2) whereas D3 is associated with late brittle faulting, best characterized by the Shaft Fault and associated faulting in the McFinley Shaft area (Rigg and Hogg, 2003; Hogg, Oct 2002).

8.2.3.1      D1 Deformation

D1 deformation is dominated by a moderate to strong foliation trending subparallel bedding (S0). S1 foliation is defined by chlorite and biotite within the pillowed to amygdaloidal basalts as a penetrative to spaced cleavage. Ankerite-quartz veining is relatively widespread and forms a common background network of transposed veins.

8.2.3.2      D2 Deformation

D2 Deformation is dominated by shearing along the EBDZ. Discrete shears are most visibly represented as discrete Qtz-Aspy-Sphalerite-Galena breccia veins in mafic volcanic rocks and cutting BIF, or, as faults within the Ultramafic rocks of the EBS. On McFinley Peninsula, the main D Vein and its' lateral extension to the north of the Shaft fault (termed: B Vein) (Figure 8.2.2; D Zone of Figure 7.4) demonstrate excellent lateral and vertical continuity. D2 shears trend to the NE at a low angle to stratigraphy (10 to 15 degrees) and dip more steeply than stratigraphy. The movement along D2 shears is dominantly reverse/sinistral in sense.

A well developed S2-shear fabric commonly overprints the S1 cleavage and generates anastamosing cleavage domains. S2 trends to the NE, subparallel to S1, but dips sub-vertically to very steeply to the west, more steeply than the D Zone-type shear/breccia veins. The fabric is axial planar to several apparent 'roll' structures in the Peninsula area and Qtz-Aspy veining (C Zone) is locally developed along this fabric.

8.2.3.3      D3 Deformation

A conjugate set of late brittle faults transect the property. These are commonly developed as relatively inconsequential minor faults, seams and fractures. Intense D3 fault corridors are developed however with some corridors up to 200 feet wide, best typified by the E-W trending 'Shaft Fault'.

8.2.4         Alteration

Hydrothermal alteration consists of Fe-carbonate, potassium addition, silicification, magnetite destruction and talc. Fe-carbonate replacement and veining, predominantly within mafic and ultramafic rocks, is the most widespread and pervasive alteration and is commonly associated with elevated to highly anomalous arsenic and antimony. Potassium addition is manifest as fuchsite (Chrome-rich muscovite) and biotite in mafic and ultramafic rocks, and as sericite (very fine grained muscovite) in felsic rocks. Silicification consists of veining, and as pervasive replacements. Magnetite destruction is most evident in BIFs and is commonly associated with Fe-carbonate alteration and sulphidization.

Fe-carbonate, potassium addition, and silicification are all indicative of hydrothermal fluid transport, and are important vectors to gold mineralization. Zones of magnetite destruction, identified from detailed magnetic surveys, are important indicators of potential gold bearing structures.

8.3        Regional Metallogeny and Mineral Deposit Model

The Red Lake greenstone belt is one of the most prolific and highest-grade gold camps in Canada. Historical production has been more than 19 million ounces of gold. The majority of production has come from four mines, Campbell (>10 million ounces), Red Lake (>3 million ounces), Cochenour-Willans (1.2 million ounces), and Madsen (2.4 million ounces). Ten smaller mines have also contributed a combined production of 1.5 million ounces (Figure 8.1.2; Andrews et al., 1986; Dube et al., 2001).

The Red Lake gold camp has been the recipient of renewed interest from exploration, investment and scientific research communities due to the recent discovery by Goldcorp Inc. of the High-Grade Zone at the Red Lake mine. With reserves of 3.8 million ounces of gold at an average grade of 2.05 ounces of gold per ton (70.27 g/t), this one the highest grade ore bodies in the world (Goldcorp press release, February 7, 2002).

The majority of gold occurrences, and all of the four major gold deposits, are located in the central and eastern half of the RLGB and are hosted by Balmer assemblage rocks at or near to the angular unconformity with overlying Huston and Confederation assemblage rocks. Intra-belt felsic plutons and quartz porphyry dykes are also important hosts for gold mineralization, and account for production at the McKenzie, Gold Eagle, Gold Shore, Howey, and Hasaga mines.

The gold deposits of the RLGB are somewhat atypical of Archean, greenstone, shear-zone-hosted vein-type deposits (Sanborn-Barrie et al., 2000), and are classified into three groups by Pirie (1982) according to their stratigraphic or lithologic associations.

8.3.1         Group 1 Deposits (Mafic Volcanic hosted)

These occur within zones of alteration several square kilometers in extent, typified by CO2 addition (forming Fe-carbonates) and Na2O, CaO, and MgO depletion (Pirie, 1982; Andrews et al., 1986). On a more local scale, SiO2 and K2O addition forms alteration assemblages consisting of quartz, biotite, fuchsite (Chrome-rich muscovite), and sericite. It is commonly associated with elevated As and Sb. Gold mineralization in Group 1 deposits occurs in quartz-carbonate veins, quartz veins, sulphide lenses, stringers and disseminations, and in impregnations in vein wall rock. Most of the high-grade mineralization comes from quartz +/-arsenopyrite replacement of early (barren), banded carbonate veins (Horwood, 1945; Dube et al. 2002), which typically are very small targets in plan, but are remarkably continuous down plunge. The High Grade Zone at the Red Lake Mine, for example, occurs as several discrete ore bodies a few meters wide by a few 10s of meters long that all occur within a small area (100 m x 150 m), but are known to have a vertical extent of at least 1400 m (Dube et al., 2001). Tholeiitic basalt, basaltic-komatiite, and iron-formation are the dominant host rocks.

An empirical relationship exists between ultramafic rocks and gold mineralization, with the majority of gold mineralization at Cochenour-Willans, Campbell, and Red Lake mines occurring within a few hundred meters of ultramafic bodies. Dube and others (2001) suggest that competency contrast between basalt and ultramafic units during folding is important in the formation of extensional carbonate veins in hinge zones, which are then later replaced by gold-rich siliceous fluids.

8.3.2         Group 2 Deposits (Felsic Intrusive Hosted)

The majority of Group 2 deposits occur as shallow to steeply dipping, sulphide-poor, quartz veins and lenses hosted in sheared diorite and granodiorite of the Dome and McKenzie stocks, and as quartz vein stockwork in quartz porphyry dykes and small felsic plugs. The largest of this type of deposit, the McKenzie mine, produced over 650,000 ounces of gold (Andrews et al., 1986).

8.3.3         Group 3 Deposits (Stratabound)

Group 3 deposits are only known to occur in the southern part of the RLGB and include the ore zones at the Madsen and Starratt-Olsen mines. Ore is of disseminated replacement style, located at the deformed unconformity between Balmer and Confederation assemblages. Gold mineralization is hosted by mafic volcaniclastic rocks and basalt flows, and consists of heavily disseminated sulphide within a potassic alteration zone, which grades outward into an aluminous, sodium depleted zone (Dube et al., 2000).

8.3.4         Summary

The McFinley Property has the potential to host gold deposits associated with two of the three Groups given its proximity to the Campbell and Red Lake Mines (Figure 8.3.1) and its setting within the East Bay Deformation Zone and favorable Balmer formation mafic and ultramafic rocks. Group 1 type deposits are of particular interest because of their high-grade and large size and because of the documented occurrence of broad zones of alteration in areas of high strain and known ultramafic rocks. Additional potential exists to host Group 2 deposits, with gold-mineralization documented in felsic to intermediate intrusive rocks.

On the Abino property to the south, two granodiorite-hosted auriferous zones are known to occur. The northernmost of these extends to within a few hundred feet of the McFinley Property. The Abino deposit is described as a stockwork of veining within granodiorite which contains erratic concentrations of native gold. Historical estimates from work reports in the 1980's suggest mineralization extends to at least 1,000 feet below surface. More recent drilling has confirmed its extension to the north, within a few hundred feet of the McFinley Gold Project property boundary, and has reported values as high as 18.11 Au opt over a core length of 2.0 feet from this zone.

8.3.1 View of Campbell Mine and Red Lake Mine Head frames from the McFinley Property.
(looking southwest)

8.4        Mineralization on the McFinley Property

Numerous types of auriferous mineralization have been the focus of exploration and mining development on McFinley Peninsula.

8.4.1         Banded Iron Formation (BIF) - Chert

The BIF and chert horizons within the MS and MIS have received significant attention since the 1940's. They provide potential for narrow, sheet-like auriferous zones. The detailed underground investigation of the McFinley Peninsula demonstrates that within these sheets, higher grade zones occur. These plunge shallowly at 30 to 45 degrees to the southwest.

In the vicinity of the underground workings and on McFinley Island, mineralized BIFs contain variable amounts of pyrite and lesser amounts of chalcopyrite, sphalerite and arsenopyrite. Gold occurs in native form associated with sulphides and in fractures and minor veining, and is highly erratic in distribution. Higher grade areas within the BIFs form lenticular bodies which exhibit good vertical continuity and may extend over lengths of 200 feet or more. Normal zonal widths are in the range of 5 to 10 feet.

Auriferous mineralization is of several types and is due to a combination of sulphidization of BIF and brittle fracturing of the BIF during D2 shearing. Two sets of brittle fractures have been demonstrated with often spectacular visible gold developed in veins and fractures within competent units.

Mineralization is best developed within the lowermost stratigraphic BIF horizon, termed the 'Footwall BIF' within the MS and MIS. Within the MS, this has been termed the C1-Chert Zone in historical plans. Mineralization also occurs within the C2 and C3 units and has been intersected within all five horizons. There is a strong association between well mineralised BIF and sulphide breccia veins.

8.4.2         Sulphide Breccia Veins

The D Vein in the underground workings on McFinley peninsula is the best single example of a mineralised D2 Shear currently known on the property. The D Vein has a strike length of several thousand feet and is developed from surface to the depth of current drilling, over 1700 vertical feet. The vein varies from 0.5 feet to several feet in thickness and is characterised by several stages of sulphide-rich infilling. The vein typically contains cataclastic, rounded fragments of quartz and qtz-aspy-vein material cemented by various sphalerite-aspy-galena-py-po phases. Displacement across the D Vein is estimated at a minimum of 300 feet. The vein displaces and repeats BIF horizons within the MS.

Additional sulphide breccia veins, D2 sulphide-qtz veins, and sulphide-rich D2 shears occur throughout the stratigraphy of the McFinley Property. The major shears in the McFinley Peninsula area have been termed the D Shear, C Shear and A shear and are spaced approximately 200 to 300 feet apart.

8.4.3         C-Zone Type

'C Zone' mineralization occurs on the northern part of McFinley Peninsula and is located in a 'roll' of the Ultramafic EBS contact beneath the MS. Mineralization plunges 25 to 35 degrees to the SW from the 150 level to the 400 foot level where it is displaced by the shaft fault. High grade auriferous mineralization is located

  Within qtz-aspy veins developed along the D2 fabric within mafic volcanics (FWS). Veining is multiple, attains widths of about 5 feet, and may extend over horizontal lengths of 100 to 200 feet., and,

  In carbonate and sericite altered zones with thin qtz Veins and disseminated sulphides, within a 'root' zone beneath the talc-carbonate altered ultramafic contact. The 'root' zone trends along the C Shear as the shear crosses and extends to depth within the EBS.

The 'roll' structure is developed in response to the intersection of a major D2 shear with the ultramafic contact. Competency differences between the underlying Ultramafic and overlying mafic volcanic rocks controls the character and environment of mineralization. 'C Zone' type mineralization may be developed extensively along the Peninsula at all intersections between the D, C and A shears and the nearby EBS ultramafic contact.

There is very good potential for similar mineralization in many areas across the property where numerous D2 Shear structures, associated with the EBDZ and D2 deformation, cross stratigraphic or intrusive contacts and where rocks of varying competency contrasts are juxtaposed. 'Roll' - type structures with axial planar S2-shear fabrics are developed in at least four areas in the area of the underground workings and at several stratigraphic contacts within the KOM-MS-FWS stratigraphy.

8.4.4         Disseminated Arsenopyrite Replacement Zones

Within the McFinley Peninsula, a distinct zone of intense arsenopyrite replacement and silicification has been identified. The zone is 20 to 40 feet thick and, to date, returns only low grade gold values. The similarity between this style of mineralization and mineralization at the producing mines is very strong. On Mine sections the zone is sub horizontal to shallowly dipping to the southeast, plunges at a low angle to the south west, and cross cuts stratigraphy of the MS at a high angle.

Mineralization of this type has been reported from south of McFinley Island to McFinley Peninsula, and below the 400-foot level south of the Shaft fault.

8.4.5         Sheared Biotite-Arsenopyrite Zones

A new style of mineralization was encountered north of McFinley Island during the 2004 winter drill campaign. This style is characterized by broad zones of shearing and intense biotization (up to 40 metres) accompanied by complex quartz-carbonate-chlorite veins to 1.5 metres, 2-10% fine needle arsenopyrite, local pyrrhotite, galena, sphalerite, and chalcopyrite and trace visible gold within the veins (Figure 8.4.1). The zones are found within the Footwall Basalt immediately above the contact with the East Bay Serpentinite (Phoenix Zone) and form west dipping lens up to 5 metres thick with a dip length up to 75 metres and a flat to shallow southwest plunge of 200 metres.

8.4.6     Other Environments

Gold mineralization occurs in a variety of rock types and configurations. In general it can be observed to commonly lie within a few hundred feet of ultramafic contacts, within D2 structures, and in association with contacts between rocks exhibiting a wide contrast in competency. Drilling by Rubicon, on property-wide targets, has expanded the number and type of potential targets. Recent drilling has identified some high-grade intersections, commonly with visible gold, in the following environments:

  silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite.
  narrow, quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanics. Located throughout the stratigraphy these veins tend to be erratic in nature.
  Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS
  D2 conjugate shear structures which cross cut the trend of the EBDZ

Figure 8.4.1 Visible gold in quartz vein - DDH MF04-79.

9.0         Exploration

9.1         Introduction

A variety of surface exploration programs were carried out during 2003 to in order to gain a better understanding of: a) the stratigraphy of the McFinley Peninsula area; and b) the controls on the auriferous mineralization. To this end, the two unmapped trenches from 2002 were mapped and sampled, an extensive re-log program of historic holes was carried out in June-July and October-November, and a comparison of ICP versus whole rock data was completed to order to assess the viability of using the extensive McFinley ICP database for rock discrimination.

9.2         2003 Trench Mapping

9.2.1          Introduction

A large program of mechanical trenching was undertaken during August - October 2002. Trenches were excavated up to 20 feet wide in areas of shallow overburden using a mechanical excavator. Exposed bedrock was washed with a wajax pressure pump. Exposed outcrop was mapped for lithology, structural data and mineralization and subsequently channel sampled. The trenching program extended into early winter conditions and mapping and sampling of the last two trenches, Trenches 7 and 8, on McFinley Peninsula was postponed until 2003 (Figure 9.2.1).

9.2.2         Results

In June 2003, Trench 7 on the northern end of the McFinley Peninsula was mapped and sampled (Figure 9.2.2). The trench is located within the Central Basalt Sequence and provides a unique section through this part of the stratigraphy. Significant among the results of the mapping was the presence of 'Mine Trend' S2 foliation associated with open 'M' folding of S1 foliated metasediments. To date, this trench presents one of the most demonstrable areas of fold interference patterns seen to date.

Figure 9.2.1 2003 Trench Locations - McFinley Peninsula
128

N
W
E
S
Trench 7 Legend
Au Sample Legend (ppb)
5 - 200
200 - 500
500 - 1000
1000 - 5000
5000 - 1000000
Geology Legend
Vein
Mafic Volcanic
Mafic Dyke
Argillite
BIF
Gabbro
Shear
Chert
Carb Altered Mafics
Biotite Altered Mafics
Silicified Mafics
Pillowed Mafic
Silicified UM
Qtz Zone
20
0
20
Meters

Figure 9.2.2 Trench 7 - Geology and Gold Assays

N
W
E
S
Trench 8 Legend
Au Sample Legend (ppb)
5 - 200
200 - 500
500 - 1000
1000 - 5000
5000 - 1000000
Geology Legend
Vein
Felsic Dyke
BIF
Shear
Biotite Altered Mafics
Silicified Mafics
Pillowed Mafic
5 0 5 10 Meters

Figure 9.2.3 - Trench 8 - Geology and Gold Assays

Mapping of Trench 8 was also completed during the month of June. This trench is located immediately south of the new Rubicon core shack and provides one of the best exposures of the 'D' Vein on surface (Figure 9.2.3).

9.2.3         Conclusions

A significant volume of structural data was gathered during the mapping of these trench areas along with a greater understanding of the McFinley stratigraphic sequence. These results have been incorporated into Section 8.0 of this report.

9.3         2003 Spring Re-log Program

9.3.1         Introduction

A program of re-logging old underground and surface drill core was carried out between in mid-June and mid-July 2003. A total of 40 underground and surface holes were examined in order obtain data on the precise location of the mafic/ultramafic contact, intersections of the Mac-1 fault zone and information on the northern extension of the 'C-shear. A total of 19 holes were sampled and these hole locations along with >1.0 Au g/t assay values can be found in Appendix 2 and Appendix 3 respectively. Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

9.3.2         Results

Adjacent to the north shaft fault along section 101+50N, a series of five closely spaced drill holes (U-528 to U-532) were examined. Three of these drill holes had returned significant gold intersections of 0.238 oz/ton over 3.8 feet (U-528), 5.612 oz/ton over 2.6 feet (U-529) and 0.133 oz/ton over 1.2 feet (U-530) over a strike length of approximately 30 feet. All five drill holes intersected an altered green carbonate-chlorite-quartz unit, interpreted to be part of the C-Zone. The three drill holes that returned the significant gold values intersected a siliceous dyke or vein associated with a fault or shear zone within the carbonate-chlorite-quartz unit. The siliceous dyke or vein carries up to 40% sphalerite, chalcopyrite, galena, pyrite and pyrrhotite. No visible gold was noted. The up-dip and down-dip extent of this zone is unknown.

An additional fifteen underground holes were examined to the north of the above described five holes, which were drilled primarily to test for the northern extension of the C-Zone at and down dip of the 400 foot level. The drilling had been successful in intersecting the northern extension of the C-Shear within talcose ultramafics as far north as section 112+00N. The actual expression of the shear is quite variable in character, but is most often marked by an altered pale green carbonate-chlorite-quartz unit. Biotitic basalt, a brown felsic dyke (?), and in other areas, an intermediate dyke, may occur in association with the green carbonate-chlorite quartz unit. In some areas, none of the above units are present, but the shear is marked by the presence of pyrite and pyrrhotite smeared along foliation planes. Locally sphalerite, chalcopyrite and galena may occur with the pyrite and pyrrhotite.

A total of twelve surface drill holes were also re-logged. Four of these holes were from the northern tip of McFinley Peninsula and were examined in order to help with the interpretation of the geology and alteration associated with the Mac-1 fault zone. The other eight drill holes were primarily located north of the shaft fault and provided information of the location of the basalt/ultramafic contact zone as well as information on the location of the Mac-1 fault zone. The re-logging has outlined the location of the Mac-1 fault zone south to the shaft fault area. The question raised is whether the Mac 1 fault zone cuts the shaft fault or vice-versa. The area where the Mac-1 fault and shaft fault meet is further complicated by the presence of the conjugate shaft fault, which also crosses through this area.

Several other observations were made during the re-logging, the significance of which is open to debate. The flat dipping arsenopyrite zones and arsenopyrite replacement of the footwall chert all appear to be spatially related to the intersection of the Mac-1 fault, the shaft fault and the conjugate shaft fault. South of the shaft fault the footwall sequence is appreciably thicker than to the north. While this had been noted earlier, it is the massive or lower portion of the footwall sequence that is almost completely absent immediately north of the shaft fault.

9.3.3         Conclusions

The re-log work was successful in establishing the location of the mafic/ultramafic contact, the MAC-1 Fault, and the northern extension of the C-Shear. Further re-logging of other historic holes is recommended given the large gaps in the historic database and the incomplete information for a number of the surface and underground holes.

9.4            2003 Fall Re-log Program

9.4.1         Introduction

In early October, re-logging and sampling of 1980's era drill core based on recommendations made by Dave Rigg (Qualified Person 2003). Drill holes from four geological environments or target areas were chosen and priorities assigned. Between October and early December, a total of 24 surface drill holes and 12 underground holes, totaling 22,105 feet, were re-logged and re-sampled. Appendix 6 lists the drill holes the holes that were completed while Appendix 7 lists gold assays grading greater than 1.0 Au g/t that were returned from this program.

It should be noted that most of the drill holes re-logged were located south of the Shaft Fault. Several of the drill holes on section 9950N intersected the Shaft Fault, but were testing targets immediately south of the fault zone.

9.4.2         Results 9.4.2.1 A-Shear

The A-shear is interpreted to be marked by a distinct, gray feldspar porphyry (dubbed the B.T. Porphyry) that occurs within the East Bay Ultramafic sequence immediately adjacent, or at the mafic/ultramafic contact (at upper elevations). This porphyry can be traced from Section 8700N to 9600N and to a vertical depth of 1400 feet (U-802). It dips somewhat steeper than the mafic/ultramafic contact, and the distance from the contact increases with depth. The feldspar porphyry dyke has only been noted intruding the Footwall basaltic sequence in one drill hole (86-27) and to date has not been noted north of the Shaft Fault. In most cases, the B.T. porphyry occurs as two to three distinct intrusive bodies intruding the ultramafic sequence.

North of Section 9600N, where the B.T. porphyry is absent, the mafic/ultramafic contact is commonly sheared and characterized by chlorite and biotite-altered basaltic units incorporated into the ultramafic sequence. Whether this is actually an extension of the A-shear or localized shearing along the mafic/ultramafic contact has not been determined. This shearing occurs immediately south of the Shaft Fault and the incorporated basaltic units, where sampled, commonly have returned anomalous gold values.

Sampling of altered zones about the feldspar porphyry dyke only returned erratic anomalous gold values. Sampling of the feldspar porphyry dyke did not returned any anomalous gold values.

Further testing of the A-shear by diamond drilling is not recommended. It should be noted that proposed 2004 drill DDH LB-8, located on section 9700N, may test the northern extension of the A-shear.

9.4.2.2        C-Shear

A total of seventeen drill holes were recommended for re-logging and twelve were examined. Many of these drill holes also tested the area of the A-shear and immediately south of the Shaft Fault, several arsenopyrite replacement zones within the Footwall basaltic sequence.

The C-Shear in this write-up should not be confused with the C-Zone, located north of the Shaft Fault or the interpreted shear extending north from the C-Zone that has also been termed the C-shear. This duplication of nomenclature needs to be resolved.

The C-Shear was shown to be a distinct fault or combined fault/shear zone that in some cases resembled the MAC-1 fault zone. The C-shear is marked by a distinct bleached D3-type fault zone in some drill holes. In other drill holes, sheared and veined biotitic altered basalts surround the bleached fault zone, often in association with a sericitic quartz porphyry dyke.

At depth, the C-Shear has faulted off part of the Footwall basaltic sequence, in particular portions of the lower massive chlorite and biotite-altered portion of this sequence, creating a "roll" along the mafic/ultramafic contact zone. Within the ultramafics, the C-Shear is intruded by a distinct feldspar porphyry, also termed an intermediate dyke. This feldspar porphyry dyke differs from the B.T. porphyry by its darker color and lower feldspar phenocryst content and in the past has often been logged as a diorite dyke. This dyke also intrudes the Footwall basaltic sequence.

In most of the drill holes re-logged, the C-Shear occurs within the lower massive portion of the Footwall basaltic sequence characterized by chlorite and biotite-altered basalts. This distinctive alteration is also marked by a lack of carbonate alteration. This zone of altered basalts is quite extensive and commonly carries disseminated sulphides and quartz veining adjacent to the mafic/ultramafic contact. Approaching the Shaft Fault, the mafic/ultramafic contact becomes sheared and the chlorite and biotite-altered horizon commonly returned anomalous gold values. The re-logging has shown that the past operators at McFinley did not sample this zone consistently.

Sampling of the C-Shear returned several significant gold values, the best being 147 Au g/t over 1.1 feet in from drill hole 84-56, associated with a visible gold bearing quartz vein within sheared biotitic basalts. Close spaced follow-up drilling could not expand this high-grade mineralization. Other gold bearing intersections are erratic and generally within a 1.0 to 2.5 Au g/t range.

9.4.2.3         D-Vein Extension

Only five out of the recommended twelve drill holes were re-logged from this target area. Four of the drill holes collared in the Central Basalts and cored through the Basaltic Komatiite sequence, the McFinley sequence, and the Footwall basaltic sequence and were stopped once the East Bay Ultramafics were encountered. The fifth drill hole, 84-21, was stopped approximately 100 feet past the footwall iron formation within the Footwall basaltic sequence.

Of the five holes examined, the D-Vein was not present in three and in the other two the D-Vein or D-Vein shear were intersected over very narrow widths that cannot be considered significant.

9.4.2.4        Mac-1/UM Contact/Aspy Zones

Five of eight drill holes were re-logged from this target area. All of these drill holes are located immediately south of the Shaft Fault.

The re-logging from this target area together with several holes on Section 9950N, outlined a roll in the mafic/ultramafic contact zone that is interpreted to be caused by the C-shear. Structurally, this is a very complex area, with east-west faulting related to the Shaft Fault and shearing sub-parallel to stratigraphy such as the C-Shear and shearing along the mafic/ultramafic contact zone.

Two types of arsenopyrite mineralization were noted from re-logging program. The first are the flat zones of fine- grained massive to semi-massive arsenopyrite that were intersected in drill holes 86-18 and U-501. This arsenopyrite replacement zone occurs immediately adjacent to the Shaft Fault in drill hole 86-18 and appears to be cut by the shaft fault in drill hole U-501. Dip length of the zone appears to be very limited. Sampling of this zone returned anomalous gold values, ranging from 600 to 1320 ppb.

The second type of arsenopyrite mineralization occurs as thin fine-grained pyrite-pyrrhotite-arsenopyrite zones within biotitic basalts that were noted to occur within the upper portion of the Footwall basaltic sequence. These zones have a distinct mauve or pink color, and commonly returned anomalous gold values. This type of mineralization was noted in many of the drill holes logged from Sections 8800N to 9950N.

9.4.3         Conclusions

The drill holes re-logged were located primarily south of the Shaft Fault between Section 8800N and 10050N. Most of the drill holes passed through the Footwall Basaltic sequence and ended within the East Bay ultramafics. Several of the longer holes also intersected portions of the Central basalts, Basaltic Komatiite sequence, and McFinley Sequence.

The C-shear was shown to be a definite structure that offsets the mafic/ultramafic contact. Gold values from this shear proved to be erratic and over narrow widths. No diamond drilling to further test the C-shear or the A-shear is recommended.

The flat lying arsenopyrite replacement zones appear to be spatially related to the Shaft Fault, but to date have only returned anomalous gold values.

Many of the re-logged drill holes intersected a massive chlorite and biotite-altered basalt within the lower portion of the Footwall basaltic sequence. This altered horizon was shown to be laterally extensive and often returned anomalous gold values, particularly when the mafic/ultramafic contact is sheared (adjacent to the Shaft Fault). Past sampling of this horizon by McFinley Mines Limited appears to have been inconsistent. In the future veined and sulphide-bearing portion of this altered horizon should be thoroughly sampled, including altered ultramafics at contact areas.

There appears to be a spatial relationship between gold values at the mafic/ultramafic contact and arsenopyrite mineralization with the Shaft Fault. Although no zones of significant mineralization have been outlined at this location, this relationship of crossing structures with the mafic/ultramafic contact remains a key exploration target.

9.5         Comparison of ICP vs WR Data

9.5.1      Introduction

A comparative analysis of major elements by multi-acid digestion ICP and Whole Rock XRF techniques was carried out on over 450 McFinley drill core and surface samples. The objective was to determine the quality of the ICP data, and evaluate the potential of using ICP data in the absence of WR data.

9.5.2      Results

Key findings from the study are given below:

  Multi-acid digestion ICP MS data exhibit very good correlation with XRF data for commonly used major elements Al, Na, K, Mg, & Ca, and good correlation with Ti & Fe (Figures 1 to 7)
  Correlation coefficients vary from 0.89 to 1.00 for >98% of the data (higher variations occur near detection limits)
134

  ICP data can confidently be used in the absence of XRF data for Major Oxide analysis (e.g. rock type ID, alteration study)
  Deviation in the absolute values between ICP and WR data generally follow a linear trend - meaning that the correlation coefficient is consistent throughout the range of data values
  For best accuracy when graphically analyzing major oxides, ICP major element data should be multiplied by a factor equivalent to the correlation coefficient
  A significant limitation in the ICP data is the lack of Zr data, which is a useful element for discriminating rock types in highly altered or metamorphosed domains, and is very effective at discriminating the late intrusive units which typically contain elevated Zr values

9.5.3     Conclusions

The quality of the ICP data is considered to be very high and the data can confidently be used for purposes traditionally exclusively applied to whole rock XRF data. The advantage of using the ICP data is twofold: 1) there is a much wider ICP sample base currently available at McFinley (8000 ICP vs. 450 WR), for which discrimination plots and alteration studies can now be applied, and 2) costs are much lower for ICP versus XRF analysis, thus cost savings can be realized by limiting the number of XRF analysis performed in the future.

Comparitive analysis of
WR Major Oxides vs Calculated ICP Oxide Value
Analytical Data
1 to 1 trendline
N=468
Al2O3% (ICP)
Al2O3% (WR)
0.00
5.00
10.00
15.00
20.00
0
5
10
15
20

Figure 9.5.1
Al2O3
Correlation Coefficient
= 1.00

Comparitive analysis of
WR Major Oxides vs Calculated ICP Oxide Value
Analytical Data
1 to 1 trendline
N=468
K2O % (ICP)
K2O % (WR)
0.00
2.00
4.00
6.00
8.00
10.00
0
2
4
6
8
10

Figure 9.5.2
K2O
Correlation Coefficient
= 0.98*

*** for > 96% of the data**

136

Comparitive Analysis of
WR Major Oxides vs Calculated ICP Oxide Value
Analytical Data
1 to 1 trendline
N=468
TiO2 % (ICP)
TiO2 % (WR)

Figure 9.5.3
TiO2
Correlation Coefficient
= 0.89

Comparitive analysis of
WR Major Oxides vs Calculated ICP Oxide Value
Analytical Data
1 to 1 trendline
N=468
CaO% (ICP)
CaO% (WR)

Figure 9.5.4
CaO
Correlation Coefficient
= 0.94

Comparitive Analysis of
WR Major Oxides vs Calculated ICP Oxide Value
Analytical Data
1 to 1 trendline
N=468
Na2O % (ICP)
Na2O % (WR)

Figure 9.5.5
Na2O
Correlation Coefficient
= 1.00*

** = 1.05 for samples over 1.00 % Na2O**

Comparitive analysis of
WR Major Oxides vs Calculated ICP Oxide Value
Analytical Data
1 to 1 trendline
N=468
MgO % (ICP)
MgO % (WR)

Figure 9.5.6
MgO
Correlation Coefficient
= 0.95

138

Comparitive analysis of
WR Major Oxides vs Calculated ICP Oxide Value
Analytical Data
1 to 1 trendline
N=468
Fe2O3 % (ICP)
Fe2O3 % (WR)
20.00
15.00
10.00
5.00
0.00
0
5
10
15
20

Figure 9.5.7
Fe2O3
Correlation Coefficient
= 0.91

McFinley DDH Data - Al2O3 vs TiO2
Chart Area
Al2O3
TiO2
15
10
5
0
0
0.5
1
1.5
2
2.5

Figure 9.5.8 Al2O3 vs. TiO2 plot for all McFinley whole rock data, N = 454

Figure 9.5.9 Al2O3 vs. TiO2 plot for all McFinley ICP samples, excluding seds, BIF, and vein material, N = 7103

Figure 9.5.10 Al2O3 vs. TiO2 plot with whole rock data plotted on ICP data

140

10.0     2003 Summer Diamond Drill Program

10.1     Introduction

As a follow-up to the 2003 Winter Drill Program, a drill program was carried out between July 25 and September 1, 2003 in the McFinley Peninsula area. A total of 10 holes were drilled totaling 3,058.00 metres and included drill holes MF03-45 to MF03-54 (Figure 10.1.1).

The main focus of the program was the MAC-1 area under the waters of East Bay which was targeted from the northern tip of the McFinley Peninsula. In addition to this, were several historic intercepts in the peninsula area which warranted follow-up. A brief description of diamond drill holes completed during this program can be found below and details of the hole locations and >1.0 Au g/t assay values can be found in Appendix 4 and Appendix 5 respectively. Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

The drilling was carried out by Major Midwest Drilling of Winnipeg using one skid-mounted NQ2 diamond core rig and metric drill rods.

141

142
Figure 10.1.1

10.2     MAC-1 Area

10.2.1     Introduction

Given the success of the 2003 Winter Drill program, a series of holes was proposed to follow-up on a gold-bearing structural zone (Mac 1 Fault Zone) and associated vein-hosted gold mineralization outlined in the channel between McFinley Peninsula and McFinley Island. In particular, the holes were planned to pursue the strike and down dip extent of the significant gold mineralization intersected by drill holes MF-03-30A, MF-03-34 and MF-03-36 on Tracks Section 9N. This gold mineralization lies within a chlorite-altered quartz-carbonate vein, MAC-1 Vein, associated with a thin sheared ultramafic unit and a bleached fault zone.

10.2.2     Results

Four drill holes, MF04-45, 46, 47, and 50, totaling 1103.00 metres were drilled in the area in the summer of 2003. A summary of the drill hole locations is given below in Table 10.2.1 and assay values >1.0 Au g/t can be found in Appendix 5.

Area	Target	Hole	UTM	UTM	Section	Elev	TRUE	Dip	Length
		No.	Northing	Easting		m	Az		m
	MAC-1				MAC-1
MAC-1	Vein	MF-03-45	5664652	448289	9N	358.10	105	-45	179.00
	MAC-1				MAC-1
	Vein	MF-03-46	5664652	448289	9N	356.23	105	-62	358.00
	MAC-1
	Vein	MF-03-47	5664700	448290	Oblique	357.59	85	-45	368.00
	MAC-1				MAC-1
	Vein	MF-03-50	5664597	448262	7N	362.32	105	-40	198.00
	Subtotal								1,103.00

Table 10.2.1 Summary of DDH Locations - MAC-1 Area

DRILL HOLES MF03-45 and 46

Both holes were collared on Tracks Section 9N and drilled at -45 and -62 respectively in an effort to intersect the down-dip extension of the MAC-1 Fault/MAC-1 Vein. Both holes collared in the Central Basalt sequence and passed through the bleached and silicified D3 MAC-1 Fault at 144.75-144.90m and 147.00-148.75m respectively. The holes continued on through the Footwall Basalts until their final target depth.

Weakly to moderately deformed and biotized basalts with local qtz-ankerite and narrow qtz-sulphide breccia veins were observed in the vicinity of the fault but no significant result were returned from this region. MF03-45 did, however intersect a qtz-sulphide breccia vein from 191.30-191.90 which returned 6.87 A g/t/0.60m, a qtz-sulphide shear from 329.80-330.55m which assayed 6.48 A g/t/0.75m and an interval of strongly deformed sulphide-veined talc-ankerite ultramafic from 350.50-51.00m which ran 9.33 Au g/t/0.50 metres.

DRILL HOLE MF03-47

Given the limitations of land at the northern tip of the McFinley Peninsula, MF03-47 was angled off section at 085 degrees azimuth in order to test for the northern strike extension of the MAC-1 Fault/MAC-1 Vein approximately 50 metres to the north. The hole intersected the MAC-1 Fault at 145.30-151.20m within a broader zone of biotiziation. Only weakly anomalous values in the 1.0-4.0 Au g/t range over narrow lengths were returned in the hole.

DRILL HOLE MF04-50

The hole was designed to test the southern strike extension of the MAC-1 Fault/Mac-1 Vein on Tracks Section 7N. The hole encountered the MAC-1 Fault at 161.30-162.00m followed by a narrow carbonate-chlorite vein from 160.000-160.40m which assayed 1.63 Au g/t. No other significant values were returned in the hole.

10.3     MAC-2 - C-Zone Target

10.3.1     Introduction

One hole was designed to intersect the Mac-1 fault zone and adjacent C-Zone, in attempts to examine the style and orientation of mineralization within the C-Zone.

10.3.2     Results

One hole, MF03-51, totaling 169.00 metres was drilled to test this target. A summary of the drill hole location is given below in Table 10.3.1 and assay values >1.0 Au g/t can be found in Appendix 5.

Area	Target	Hole	UTM	UTM	Section	Elev	TRUE	Dip	Length
		No.	Northing	Easting		m	Az		m
Peninsula	C-Zone	MF-03-51	5664037	448224	10300N	370.46	136.9	-45	169.00
	Subtotal								169.00

Table 10.3.1 Summary of DDH Locations - C-Zone Target

Drill Hole MF03-51

This drill hole collared in massive basalts at the base of the Central Basaltic Sequence before passing through the Basaltic Komatiite Sequence from 7.65 to 16.65m. The McFinley Sequence was intersected from 16.65 to 53.25m and included seven thin altered iron formations. The B-Vein system was intersected immediately below the Footwall iron formation and occurs within a sheared biotitic unit from 58.60 to 61.25m. The Mac-1 fault zone was intersected from 104.1 to 106.9m, and is characterized by sheared and ankeritic veined biotitic basalts. Immediately below the Mac-1 fault zone, the C-zone consists primarily of dark biotitic and biotitic-chloritic basalts that extend from 106.9 to 145.5m. The only significant results were from Footwall iron formation which returned 7.99 Au g/t/0.95 metres.

10.4         MAC-2 - M-90 Target

10.4.1     Introduction

One hole was planned to twin an 1940's era drill hole, M-90, and a contained intersection of 3.56 oz/ton over 4.9 feet, described as a quartz-arsenopyrite mineralized zone. The collar of this old drill hole was in the vicinity of the tailings dam.

10.4.2     Results

One hole, MF04-48, totaling 336.0 metres was drilled to test this target. A summary of the drill hole location is given below in Table 10.4.1 and assay values >1.0 Au g/t can be found in Appendix 5.

Area	Target	Hole	UTM	UTM	Section	Elev	TRUE	Dip	Length
		No.	Northing	Easting		m	Az		m
Peninsula	M-90	MF-03-48	5663578	447618	7820N	366.43	136.9	-54	336.00
	Subtotal								336.00

DRILL HOLE MF03-48

The hole collared in the Basaltic Komatiite Sequence, and then intersected the McFinley Sequence, which includes eight thin altered iron formations. Two specks of Visible Gold were noted in the "C2" iron formation intersected from 110.65 to 111.85m. This iron formation subsequently returned an averaged gold assay of 9.55 g/t over 1.25m. Several thin sulphide-breccia veins were intersected between 123.8 and 124.3m and are interpreted as the southern extension of the D-Vein.

The Footwall Basaltic Sequence was intersected from 118.7 to 328.0m, with localized biotitic altered sections. Of note, was a D2 type shear vein intersected from 325.0 to 325.55m, immediately adjacent to the contact with the ultramafics. This shear or quartz-breccia vein returned a gold assay of 2.65 g/t over 0.60m.

The quartz - arsenopyrite mineralized zone intersected in the old hole, M-90, is represented by either the arsenopyrite present within the D2 sulphide-breccia veins intersected between 123.8 and 124.3m or by a series of arsenopyrite bands within carbonate veining occurring between 158.0 and 159.15m.

10.5         MAC-2 - M-71 Target

10.5.1     Introduction

One hole was planned to duplicate a 1940's era drill hole, M-71 and in particular interest, an intersection of 0.6 oz/ton (includes VG) over 1.5 feet within a "silica-carb altered andesite" near the end of the hole.

10.5.2     Results

Two holes, MF03-49 and MF03-54, were drilled totaling 561.00 metres were drilled in the area. A summary of the drill hole locations is given below in Table 10.5.1 and assay values >1.0 Au g/t can be found in Appendix 5.

Area	Target	Hole	UTM	UTM	Section	Elev	TRUE	Dip	Length
		No.	Northing	Easting		m	Az		m
Peninsula	M-71	MF-03-49	5663858	448013	9400N	368.87	136.9	-45	236.00
	M-71	MF-03-54	5663869	448003	9400N	366.68	136.9	-45	325.00
	Subtotal								561.00

Table 10.5.1 Summary of DDH Locations - M-71 Target

Drill Hole MF03-49

MF03-49 was collared within the McFinley Sequence and intersected both the C2 and Footwall iron formations. Both iron formations are moderately altered and carry 2 - 5% disseminated arsenopyrite. The C2 iron formation did not return any significant gold values, however the Footwall iron formation returned an averaged gold value of 8.55 g/t over 1.55m.

The D-Vein was intersected between the two iron formations over a core length of 1.60m at a vertical depth of 7.0m, immediately below Trench 8, where the D-vein is exposed with a true width of approximately 0.3m. The D-Vein returned an averaged gold assay of 9.51 g/t over 1.65m.

A narrow zone of carbonate-chlorite veining was intersected from 136.7 to 138.1m, with 10-15% masses po, 3-5% fine aspy and minor cpy. This mineralization correlates with a zone of arsenopyrite mineralization noted in the old drill hole, M-71.

At the contact between the basalts and ultramafics, an intensely altered ultramafic was intersected. This carbonate-chlorite-quartz zone was intersected from 190.3 to 198.0m and includes a quartz-sulphide zone from 194.5 to 196.1m. This sulphide bearing zone contains 15 - 20% po and 2 - 3% cpy and appears to correlate to the "silica-carb-altered andesite" intersected in the old drill hole, M-71.

Drill Hole MF03-54

This drill was put down as a result of the significant gold assays returned from the D-Vein and Footwall iron formation in drill hole MF03-49. The hole was also extended 125m into the East Bay Serpentinite to test for the up-dip extension of felsic dykes intersected in drill holes MF03-52 and MF03-53.

Both the C2 and C1 (footwall) iron formations were intersected at the top of the drill hole. The D-Vein system was again intersected between the two iron formations from 23.65 to 24.62m. The main sulphide breccia portion of the D-Vein returned a gold assay of 4.80 g/t over 0.60m. The footwall iron formation returned an averaged gold assay of 2.14 g/t over 1.75m.

The Footwall Basalt Sequence exhibits variable deformation and alteration with minor sulphide-breccia veins. The footwall basalt/ultramafic contact is sheared and mineralized with sulphide-breccia zones.

Two thin feldspar porphyry dykes were intersected close to the footwall basalt/ultramafic contact. No significant mineralization was noted in the feldspar porphyries or the 125m of ultramafic drilled.

10.6.1     South Mine - U-798 Target 10.6.2 Introduction

Two drill holes were designed to follow-up on a 1988 underground hole, U-798, which was reported to have returned an assay of 1.77 oz/ton over 15.0 feet. This intersection was put out in a 1988 News release by McFinley Red Lake Mines Ltd as one of the last holes from the 1988 program and just prior to the McFinley Red Lake Mines falling into bankruptcy.

10.6.3     Results

Two holes, MF03-52 and MF04-53, were drilled totaling 889.00 metres. A summary of the drill hole locations is given below in Table 10.6.1 and assay values >1.0 Au g/t can be found in Appendix 5.

Area	Target	Hole	UTM	UTM	Section	Elev	TRUE	Dip	Length
		No.	Northing	Easting		m	Az		M
Peninsula	U-798	MF-03-52	5663741	447916	8900N	366.78	136.9	-80	469.00
	U-798	MF-03-53	5663724	447898	8820N	368.24	136.9	-80	420.00
	Subtotal								889.00

Table 10.6.1 Summary of DDH Locations - U-798 Target

Drill Hole MF03-52

MF-03-52 intersected a 0.15m sulphide breccia vein at 7.85m that may be part of the D-Vein system. The "Footwall Chert" was intersected from 17.8 to 20.4m and carried 10 to 12% Po and minor Aspy. The base of the Footwall iron formation returned a gold assay of 7.36 g/t over 0.50m.

A D-type biotitic shear zone was intersected from 96.9 to 106.5m, and the most intensely sheared portions from 101.1 to 102.3m and from 102.8 to 103.7m carries 10 to 12% quartz - carbonate veining, 5 - 10% Po, 5 - 10% Py, 1 - 2% Sph and 1% Cpy. The best Au assay from this shear zone was 11.10 g/t over 0.50m from 97.30 to 97.80m.

The ultramafic contact was intersected at a depth of 292.0m, and from 292.0 to 328.1m intermixed talcose and chloritic-carbonate ultramafics were intersected. The chlorite-carbonate zones do not contain any quartz veining, but carry up to 1% sulphides. The only zone of interest was a strongly carbonatized zone within a chlorite-carbonate unit, from 306.8 to 307.7 with 5-10% fine Po, 3 - 5% sph, minor Cpy and minor galena. The grey Feldspar Porphyry was intersected from 328.1 to 360.6m. Immediately below the feldspar porphyry, carbonate-chlorite-biotite altered ultramafics were intersected to 369.3m. From 369.3 to 395.2m, a complex altered and veined zone was intersected, that was initially interpreted as an altered basalt, but geochem results suggest that the unit is actually a altered ultramafic. Strong carbonate, chlorite and biotite alteration is intermixed with 5-10% late quartz veining and 10-15% carbonate - chlorite veining. Overall this section carries 1-2% sulphides, predominantly pyrite, but locally may carry up to 5% pyrite, pyrrhotite and chalcopyrite over short intervals. The base of the altered zone is marked by a felsic dyke (felsite), similar to those intersected in the "Lovebird Zone", intersected from 393.2 to 398.4m. No significant assays were returned from the altered ultramafic units, the feldspar porphyry or the felsite.

Drill Hole MF03-53

This drill hole was collared approximately 25m grid south of drill hole MF03-52, following up on the highly altered quartz veined horizon within the ultramafic sequence.

The D-Vein shear zone was intersected from 15.75 to 17.58m, with the quartz-sulphide vein only over the initial 0.26m. This vein returned a gold assay of 3.97 g/T over 0.30m. The footwall iron formation was intersected from 23.58 to 26.92m and did not return any significant gold assays.

From 106.00 to 113.70 a sheared biotitic basalt was intersected with several thin sulphide-breccia veins. Sulphides present include Py, Po, Sph, Aspy, Cpy and galena. The best gold assay from this unit was 4.75 g/t over 0.83m from 112.87 to 113.70m.

A talcose fault zone marks the footwall basalt/ultramafic contact at 308.35m. Quartz feldspar porphyries were intersected between 343.5 and 390.1m, intercalated with talcose and chlorite-talc altered ultramafics. A carbonate-chlorite-biotite altered unit with up to 10% pyrite, 1% pyrrhotite and 1% chalcopyrite was intersected from 390.1 to 406.15m. Up to 10% quartz veining is also present within this unit. Although this unit appears very promising because of the sulphides and quartz veining, no significant gold assays were returned from this section. As mentioned above, geochemistry results indicate that this unit is an altered ultramafic based on Cr, Ni and Mg values.

10.7         Summary

The results for the 2003 Summer Drill Program were somewhat disappointing given the lack of success in extending the down-dip or strike extension of the MAC-1 Vein or replicating some of the historic values in the North and South Mine area.

The MAC-1 Fault still remains a viable exploration target based on its NNW trend and the degree of associated biotization and veining. Efforts should be made to follow this structure to the south and evaluate the intersection of this fault with the main mafic/ultramafic contact and also more competent units within the East Bay Serpentinite itself.

As for the reported high grade intercepts in the historic drilling, it is unlikely, given the nuggety nature of the gold and the lack of accurate survey control, that these intersections will be replicated with individual follow-up holes. More thought should be given to following up these zones with systematically spaced drill holes along a specific structure if supported by strong alteration, veining or pathfinder geochemistry.

11.0      2004 Winter Diamond Drill Program

11.1         Introduction

The 2004 Winter Drilling Program marked the fourth phase of drilling on the McFinley Project since Rubicon acquired the property in August 2002. The primary targets areas for the program were the intersection of the property-scale, north to north-northwest-trending D2 faults with the more competent felsic and basaltic bodies within the East Bay Serpentinite/East Bay Deformation Zone (MAC-3 and MAC-3 South Areas). Of secondary importance, was the intersection of these faults with the main McFinley and McFinley Island sediment-basalt sequences to the west (MAC-1, MAC-5, and MAC-4). Magnetic lows were strongly considered in the selection of the drill targets and were considered indicative of enclaves of basaltic or felsic material within the ultramafics or possibly sulphidized zones within the iron formations. Some of the new drill holes were follow-ups to encouraging results from last winters program (MAC-3/LBZ & MAC-1 Vein) while others were venturing into relatively unexplored ground at the northern end of the property and along the eastern margin of McFinley Island

The program started on February 5, 2004 and was completed on March 18, 2004. Two NQ core rigs were supplied Hy-Tech Drilling of Smithers, B.C. (Figure 11.1.1) and all samples were processed by ALS Chemex Labs in Vancouver B.C. A total of 37 holes were completed totaling 7,637.88 metres (Figures 11.1.2, 11.1.3, and 11.1.4). The main target areas were the MAC-1 Fault/MAC-1 Vein, the MAC-3/LBZ area, and the MAC-4 area (with the newly discovered Phoenix Zone). A brief description of diamond drill holes completed during this program can be found below and details of the hole locations and >1.0 Au g/t assay values can be found in Appendix 8 and Appendix 9 respectively. Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

Figure 11.1.1 Drill Rig on the ice at the north end of McFinley Island
148

149
Figure 11.1.2

MAC-1
MAC-3
MF04-55
MF04-56
MF04-65
MF04-59
MF04-58
MF04-64

150
Figure 11.1.3

MFD4-80
MFD4-57
MF-03-37
MF-03-40
MFD4-77
MFD4-72
MFD4-71
MAC-4
MFD4-75
MFD4-88
Phoenix Zone
MFD4-82/83
MFD4-65
MFD4-68/70 & 89
MFD4-60/66/67
Beatrice Granodiorite
MFD4-78/79
MFD4-61/62
MFD4-81/84
MFD4-73/74/76
MFD4-85/87
MF-03-42
MFD4-69
MAC-4 Fault
340 Fault
McFinley Island
MFD4-63
>50 m of overburden

151
Figure 11.1.4

11.2         MAC-1 Area

11.2.1          Introduction

In the MAC-1 area, drilling in 2003 outlined a visible gold bearing quartz-carbonate vein system immediately adjacent to the MAC-1 fault zone. However after much persistent drilling, the high-grade intersections appeared confined to three closely spaced drill holes on Tracks Section 9N. Intersections included 11.12 g/t Au over 2.00m (including 66.1 g/t Au over 0.30m) in MF-03-30A and 9.13 g/t Au over 2.05m (including 38.2 g/t Au over 0.40m) in drill hole MF-03-34. A second zone of visible gold mineralization was encountered in drill holes MF-03-34 and MF-03-36, consisting of fine flecks of VG within strongly carbonate-chlorite-biotite altered basalts generally without any associated veining. This mineralization occurred approximately 30m above the MAC-1 fault zone. Intersections included 7.39 g/t Au over 2.90m in drill hole MF-03-34 and 2.71 g/t Au over 1.60m in drill hole MF-03-36. Follow-up drilling in the summer of 2003, down-dip and down-plunge to the south, was unsuccessful in intersecting the proposed extensions of the quartz-carbonate vein system.

11.2.2          Results and Conclusions

As a follow-up in 2004, one drill hole - MF04-55 totaling 112.47 metres, was completed 20m grid north of Tracks Section 9N to test for the strike extension of the MAC-1 Fault/MAC-1 quartz-carbonate vein system. A summary of the drill hole locations is given below in Table 11.2.1 and assay values >1.0 Au g/t Au can be found in Appendix 9.

Area	Target	Site	Hole	Grid	Grid	Elev	Az	Dip	Total
		No.	No.	Northing	Easting				Meterage
	Mac-1 Fault &		MF04-
MAC-1	Vein	M-5	55	566464	448396	357	105	-60	112.47
	Subtotal								112.47

Table 11.2.1 Summary of DDH Locations - MAC-1 Area

MF04-55 intersected the MAC-1 Fault Zone where anticipated at 73.6-78.0m and then passed through the MAC-1 Vein from 78.0-79.4m. The zone was characterized by a central 40 cm green carbonate vein within a broader zone of strong D2 shearing and biotite-py-po-sph stringers (local gal). The hole then continued on through weakly biotized basalts and with occasional narrow qtz-sulphide veins with rare VG (1 speck at 89.90m). No other zones of mineralization were observed in the hole.

Results for the hole were disappointing with a high of only 1.6 g/t over 1.20 metres in the MAC-1 Vein. The reported VG returned no values suggested it was fleck or pyrite or chalcopyrite.

Given the results, no more drilling is recommended in the MAC area at this point in time.

11.3 MAC-3 Area

11.3.1 Introduction

The MAC-3 area lies near the eastern margin of the East Bay Serpentinite (EBS), immediately east of the McFinley site. Drilling in the winter of 2003 resulted in the discovery of new zone dubbed the 'Love Bird Zone' (LBZ) associated with altered complexly folded felsic intrusives and basaltic flows within the EBS. The mineralization is characterized by silicification-Po-Au and native gold in veins, both within and along the margins of felsic and basaltic bodies. High values range up to 36 g/t Au over 1.3m.

11.3.2 Results and Conclusions

152

Five holes (MF04-56/58/59/64/65) totaling 1,764.57 metres were completed in the LBZ area with the hopes of expanding on the mineralization identified in 2003. Four of these holes were centered on Sections 11N and 13N as 50-metre step-outs up and down-dip from last year's most promising holes. A fifth hole, MF04-56, was drilled from the eastern shore of the McFinley Peninsula as a test of the stratigraphy between peninsula and the LBZ and in particular, the intersection of MAC-1 Fault and a prominent magnetic low below the middle of East Bay. . A summary of the drill hole locations is given below in Table 11.3.1 and assay values >1.0 Au g/t can be found in Appendix 9.

Area	Target	Site	Hole	Grid	Grid	Elev	Az	Dip	Total
		No.	No.	Northing	Easting				Meterage
			MF04-
MAC-3	Love Bird Zone	LB-6B	58	5663667	448706	357	130	-65	132.89
			MF04-
		LB-5	59	5663709	448616	357	130	-70	459.94
			MF04-
		LB-2	64	5663634	448634	357	130	-70	213.06
			MF04-
		LB-3	65	5663698	448498	357	130	-70	368.50
			MF04-
	DDH 86-50	LB-7A	56	5664004	448374	360	136.9	-45	589.18
	Subtotal								1763.57

Table 11.3.1 Summary of DDH Locations - MAC-3 Area

MF04-58 and MF04-59 were drilled up and down-dip respectively on Section 13N as 50-metre step-outs from MF04-33. MF04-58 failed to hit any felsic material whatsoever and was stopped at the eastern claim line at a depth of 132.89m. MF04-59 intersected six separate zones of felsite up to 55m in thickness with local weak biotization and thin grey quartz veining. A lone assay of 3.23 g/t Au over 0.70m was returned from a felsite at 45.3-46.0m.

MF04-64 and MF04-65 were drilled up and down-dip respectively on Section 11N as 50-metres step-outs from MF04-25. MF04-64 intersected one narrow felsite dike with weak bio-py-qtz veining from 88.4-92.45m while MF04-65 encountered two similarly altered felsites between 50.60-51.83m and 110.85-146.53m. All the felsites returned only weakly anomalous values and no other assays of note were present in the holes.

The fifth hole, MF04-56, cored variably deformed and talcose ultramafics for it's entire length but did intersect a narrow section of felsite from 384.7-401.8m followed by an interval of weakly biotized and veined mafic intrusive with up to 10% po and local py/cpy. Assays for the intrusive were weakly anomalous with 2.34 g/t Au/6.10m. No other significant zones of mineralization were observed in the hole and the magnetic low is most likely explained by a section of non-magnetic ultramafic.

The results from the five holes in the MAC-3 Area were disappointing and all failed to replicate any of the results encountered during the 2003 winter campaign. Though felsic and mafic units within the East Bay Serpentinite still remain attractive exploration targets, the identification of an obvious trap set is still proving elusive. More work is needed on the interpretation and 3-D modeling of the 2003-2004 results as it will be important to determine the attitude of the felsic and mafic diking in the area, something that is not readily obvious when examining the 2-D cross-section. The deep untested eastern contact of the East Bay Serpentinite may represent a more attractive target and should be considered for deep drilling in the winter of 2005.

11.4         MAC-4 Area

11.4.1    Introduction

The MAC-4 area lies at the northern end of the property and spans the distance between the northern tip of McFinley Island and the northern clam boundary. A fence of two holes, MF-03-37 & 40, were drilled during 2003 in the channel between McFinley Island and 'Small Island' and encountered several major structures, scattered iron formations and anomalous gold values over narrow widths with highs up to 10 g/t. Widespread D2-shear related mineralization was also observed. A re-interpretation of the airborne magnetics in December 2003 suggested a 'MAC-
153

1 type' fault through the area, trending approximately north along the north-eastern shore of McFinley Island and through the channel separating McFinley Island from Small Island. The break in the magnetic trend of the McFinley Island Sequence and the narrowing of the FW basalt in this area also supported the interpretation of this new fault dubbed 'MAC-4'.

11.4.2        Results and Conclusions

A total of seven drill holes (MF04-57/57B/71/72/75/77/80) totaling 1,676.40 metres were drilled to test the northern MAC-4 Fault area. Three holes, MF04-57/57B/80, tested the interpreted MAC-4 Fault Zone as it crossed the McFinley Island sequence near the northern claim boundary. The remaining four holes, MF04-71/72/75/77, tested the region between McFinley Island and Small Island. . A summary of the drill hole locations is given below in Table 11.4.1 and assay values >1.0 au g/t Au can be found in Appendix 9.

Area	Target	Site	Hole	Grid	Grid	Elev	Az	Dip	Total
		No.	No.	Northing	Easting				Meterage
			MF04-
MAC-4	Mac-4 Fault	M-6	57	5666259	449233	357	90	-45	39.62
			MF04-
		M-6	57B	5666259	449233	357	90	-55	316.69
			MF04-
		M-18	71	5666048	449165	357	90	-55	254.51
			MF04-
		M-19	72	5666047	449040	357	90	-55	264.87
			MF04-
		M-16	75	5665968	449165	357	90	-55	200.86
			MF04-
		M-23	77	5666125	449013	357	90	-55	295.35
			MF04-
		M-25	80	5666339	449283	357	90	-55	304.50
	Subtotal								1676.40

Table 11.4.1 Summary of DDH Locations - MAC-4 Area

MF04-57B and MF04-80 both cored sequences of massive to pillowed basaltic flows with local IF and numerous late cross-cutting QP and diorite dikes (MF04-57 was lost in overburden). Both bottomed in deformed talcose ultramafics belonging to the East Bay Serpentinite. Occasional massive ankerite veins up to 2.0 metres in thickness were in observed in both holes (four in MF04-57B and two in MF04-80) within broader weakly to moderately sheared and biotized basalts. Only weakly anomalous values were returned from these zones. However, a distinctive siliceous zone with 3-5% fine pyrite was intersected between 283.3-284.55m in MF04-57 and returned 67.6 Au g/t and 100 Ag g/t over 0.55m. This zone is situated approximately 10 metres above the main ultramafic contact and within a broader sheared biotitic

The three fences of holes between McFinley Island and Small Island, MF04-77, MF04-71/72, and MF04-75, gave a good transect through the McFinley Island Sequence and the lower Footwall Basalt Package. Similarly to MF04-57B and MF04-80, the holes cored a mixed sequence of massive to pillowed basalts with local IF, rare basaltic komattite and late stage cross-cutting QP and diorite dikes. All four holes intersected scattered narrow zones of shearing and weak to moderate biotization with metre-scale ankerite and qtz-ankerite-chlorite veins. Mineralization was generally weak and confined to py-po and local thin seams of base metals. Assay results were poor with a high of 1.19 g/t Au /1.00m in MF04-71, 2.24 g/t Au /2.30m in MF04-72, 2.20 g/t Au /1.67m on MF04-75 and 2.01 g/t Au /0.80m in MF04-77.

Though the assay results were generally low, the degree of alteration and veining throughout all the holes was impressive and more work is warranted in the area. Further drilling in this area should be directed towards the western margin of the East Bay Serpentinite for possible northern strike extensions of the new discovered Phoenix Zone (see description below).

154

11.5         Phoenix Zone

11.5.1     Introduction

Using the plan projection of MAC-4 Fault Structure interpreted from the airborne magnetics, an area just northeast of McFinley Island was selected for drilling. The area marked the intersection of the NNW trending MAC-4 Fault and a postulated 340 degree striking fault near the western margin of the East Bay Serpentinite. The area was also underlain by a magnetic low and a possible roll in the ultramafic contact.

11.5.2       Results and Conclusions

Initial drilling of the area resulted in the discovery of a shallow biotite-aspy-gold-bearing zone near the mafic/ultramafic contact in the second hole, MF04-61. A revision of the drill plan and the allocation of additional funds resulted in the completion of 24 holes (MF04-60-63, 66-70, 73-74, 76-79, 81-89) totaling 4085.44 metres in the target area. The majority (22 holes) tested the main Phoenix Zone Target while two holes, MF03-63 and 69, were drilled from the eastern shore of McFinley Island to test the southern extension of the fault. . A summary of the drill hole locations is given below in Table 11.5.1 and assay values >1.0 Au g/t can be found in Appendix 7.

Results were very encouraging with 14 of the main 22 holes intersecting grades of at least 5.0 g/t Au /0.5m and 9 of those returning at least 10 g/t Au /1.0m (See Appendix 9, cross-sections (Figure 11.5.1, 11.5.2, 11.5.3), and the vertical sections (Figures 11.5.4 and 11.5.4) for further information

Area	Target	Site	Hole	Grid	Grid	Elev	Az	Dip	Total
		No.	No.	Northing	Easting				Meterage
	Mafic/UM		MF04-
Phoenix	Contact	M-7B	60	5665868	449133	360	90	-45	33.22
			MF04-
Zone		M-7C	61	5665867	449165	357	90	-55	313.64
			MF04-
		M-7C	62	5665867	449165	357	90	-75	94.18
			MF04-
		M-8	63	5665415	448969	359	110	-45	365.46
			MF04-
		M-7B	66	5665867	449134	361	90	-65	121.62
			MF04-
		M-7B	67	5665867	449134	361	90	-78	159.60
			MF04-
		M-15	68	5665838	449155	357	90	-55	103.33
			MF04-
		M-13	69	5665621	449099	357	110	-55	243.54
			MF04-
		M-15	70	5665838	449155	357	90	-75	155.14
			MF04-
		M-14	73	5665898	449160	362	90	-55	94.18
			MF04-
		M-14	74	5665898	449160	362	90	-70	93.88
			MF04-
		M-14	76	5665898	449160	362	90	-85	135.64
			MF04-
		M-23	77	5666125	449013	357	90	-55	295.35
			MF04-
		M-20	78	5665866	449102	363	90	-75	191.72
			MF04-
		M-20	79	5665866	449101	363	90	-85	255.12
		M-28	MF04-	5665836	449106	365	90	-70	161.24

155

		81
		MF04-
	M-21	82	5665928	449160	357	90	-55	155.14
		MF04-
	M-21	83	5665928	449160	357	90	-75	182.58
		MF04-
	M-28	84	5665836	449106	365	90	-80	191.72
		MF04-
	M-30	85	5665898	449141	357	90	-75	194.77
		MF04-
	M-27	86	5665805	449132	363	90	-55	109.42
		MF04-
	M-27	87	5665805	449131	365	90	-75	97.23
		MF04-
	M-31	88	5665927	449135	357	90	-55	258.78
		MF04-
	M-29	89	5665900	449180	357	90	-55	78.94
Subtotal								4085.44

Table 11.5.1 Summary of DDH Locations - Phoenix Zone

Based on the drilling to date, the Phoenix Zone displays the following characteristics:

  The zone is located in the immediate hanging wall section to the west-dipping contact of the East Bay Serpentinite.
  It is hosted by highly deformed veined biotitic altered basalts with a strong D2 shear fabric. The zone lies near the intersection of the postulated NNE trending MAC-4 Fault and an un-named 340 structure. The zone also lies within a prominent magnetic low which tracks along the eastern shore of McFinley Island.
  The zone displays strong fine white quartz-carbonate veining paralleling the fabric, followed by late quartz-carbonate-ankerite-chlorite breccia veins flooded with grey replacement quartz, and occasional late cross-cutting white to smoky grey quartz veins (often bearing visible gold).
  The mineralization consists of 3-5% aspy as fine acicular needles and coarser foliation parallel stringers/masses throughout the biotized host rock, accompanied by 3-5% po (locally 10%) and trace amounts of gal/sph/cpy.
  The overall thickness of the deformed biotized basalt halo varies up to 40 metres while the narrower aspy-rich veined zone is confined to 2-10 metres. Within this, individual veins attain a thickness of 0.5 to 2.5 metres.
  The late gold bearing quartz veins often display fine pinheads of gold with occasional smears and clots to 3 mm across. This is accompanied locally by fracture-controlled aspy/gal/sph/cpy. The visible gold appears to be related to the portions of the vein with the strongest quartz flooding/replacement and has not been observed within the enclosing basalt to date.
  The mineralization forms foliation parallel lenses with a strike length of at least 150 metres and a dip length up to 50 metres. These lenses dip moderately to the west at 30-60 degrees and plunge gently to the southwest. The plunge direction appears to the have the greatest continuity as is the case with other deposits in the Red Lake Gold Camp.
  One main lens, PZ-1, has been defined to date and includes intercepts of 15.0 Au g/t/2.8m in MF04-61,

  15.5 Au g/t/4.8m in MF04-62, 8.8 Au g/t/0.5m in MF04-68, 11.8 Au g/t/1.0m in MF04-73, 8.9 Au g/t/3.3m in MF04-74, 10.4 Au g/t/1.0m in MF04-76, 6.7 Au g/t/1.2m in MF04-82, 6.4 A g/t/1.3m in MF04-87, and 11.1 Au g/t/2.3m in MF04-89. The mineralization remains open along strike to the north and south and down-plunge to the southwest (Figure 11.5.5 and Figure 11.5.6).

  A second parallel zone, PZ-2, lies 20-30 metres above PZ-1 at the northern end and includes intercepts of
  6.6 Au g/t/2.0m in MF04-82 and 14.0 Au g/t/2.1m in MF04-89.
  Other miscellaneous intersections throughout the hanging basalts include 13.7 Au g/t/0.6m and 100.0 Au g/t/0.4m in MF04-79 and 7.8 g/t/0.3m in MF04-85.
156

  The zone shows striking similarities to the ore zones present at the neighboring Campbell and Red Lake mines in terms of geologic setting (Balmer formation near mafic/ultramafic contact with cross-cutting 340 degree structures), style of alteration, veining, and mineralization (aspy mineralization within sheared biotized veined basalts), and the size and orientation of lenses (short dip length, very long plunge length).

10.6     Summary

The 2004 Winter Drill Program tested a variety of targets throughout the McFinley Property was successful in outlining several new lenses of Bio-Qtz-Aspy-Au mineralization in a classic Red Lake setting at the north end of McFinley Island. The density of drilling on the main Phoenix Zone PZ-1 lens is approximately 30m x 25m spacing, suitable for rudimentary resource estimations under 43-101 guidelines. However, further drilling is recommended during the summer of 2004 to follow-up on these results (prior to a resource estimation), a task which could be easily accomplished from the McFinley Island to test the southern strike and down-plunge components of the zone.

157

McFinley Project – Phoenix Zone – Cross-Section 0+30S

1.3/2.0m
PZ-3
Surface of Lake
PZ-1
PZ-4
5.4/3.0m
incl. 11.8/1.0m
and 4.03.3m
Or 3.0/10.6m
8.9/3.3m
incl. 20.3/0.7m
Or 2.8/12.8m
3.9/3.2m
and 2.7/6.7m
incl. 10.4/1.0m
Or 2.0/17.4m
Fault
Strong
Biotite-Aspy
Alteration
UM Contact

Looking North

158
Figure 11.5.1

McFinley Project – Phoenix Zone – Cross-Section 0+00N

2.2/2.4m
PZ-3
Surface of Lake
PZ-4
PZ-1
15.0/2.8m
incl. 28.6/1.0m
4.1/3.0m
incl. 13.7/0.6m
15.5/5.6m
incl. 33.3/1.9m
Fault
100.0/0.4m
Strong
Biotite-Aspy
Alteration
Looking North

159
Figure 11.5.2

McFinley Project – Phoenix Zone – Cross-Section 0+30N

Surface of Lake
PZ-4
PZ-1
PZ-2
11.1/2.3m
incl. 32.0/0.3m
4.5/3.1m
incl. 8.8/0.5m
14.0/2.1m
7.8/0.3m
Fault
Strong
Biotite-Arpy
Alteration
USI Contact

Assays in Au g/t over metres

Looking North

160
Figure 11.5.3

McFinley Project – Phoenix Zone – Vertical Section A-B

A
B
Surface of Ice
PZ-3
Open
Open
Open
PZ-1
PZ-2
Legend
Looking East

161
Figure 11.5.4

McFinley Project – Vertical Section of Phoenix Zone PZ-1 showing G x T Contours

A
B
Surface of Ice
Open
20 g/t-m
10 g/t-m
5 g/t-m
Open
20 g/t-m
10 g/t-m
5 g/t-m
20 g/t-m
10 g/t-m
5 g/t-m
20 g/t-m
10 g/t-m
5 g/t-m
Legend
PZ-1
PZ-2
PZ-3
Assays in Au g/t-metres
Looking East

162
Figure 11.5.5

12.0     Sampling Method and Approach

12.1     Core Drilling and Logging

Diamond drilling was performed by Hy-Tech Drilling of Smithers, B.C. using two skid-mounted Tech-4000 NQ2 diamond core drills (Winter 2004) and by Major-Midwest Drilling of Winnipeg, Manitoba using one skid-mounted JKS Boyles 37 NQ2 diamond core rig (Summer 2003). All drilling was supervised by Rubicon technical staff and general industry standards in all matters were followed.

All proposed drill collars were surveyed using a real-time, satellite and base station corrected, Trimble GPS system with sub-meter accuracy. Control was relative to established survey points across the property. Two foresight pickets were also surveyed and drills were set up under the direct supervision of Rubicon staff. Changes in actual drill location from planned locations, due to local ice conditions or other technical reasons, were chained-in relative to the original survey locations.

NQ2 (50 mm diameter) or NQ (46 mm diameter) core was drilled. Core was placed in wooden boxes with depth markers every 10 feet. Core recovery during these programs was excellent. Boxes were securely sealed and delivered to the new core facility at the McFinley site on a twice-daily basis. Reflex survey tests were taken generally at 200 foot intervals down-hole to provide down hole survey control.

Casing for holes collared on land were left in place. Casing for holes collared on the ice of Red Lake were necessarily removed but only after the hole was plugged and cemented below the bedrock interface. According to available reports, cementing of lake-holes has been the policy at McFinley since at least 1983.

Core logging procedures follow industry standards and a defined sample protocol is outlined in Appendix 3. Sample protocol was developed subsequent to consultation with Independent Geochemist Dr. Barry Smee, PhD. P.Geo.

12.2     Drill Core Sampling

All samples collected by Rubicon during drill programs on the McFinley Property were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core. Samples intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 meters in length. Sample intervals were very rarely less than this (minimum 0.30 meters) on specific, narrow geological features, and rarely greater than 1.0 meters (maximum 1.5 meters) on wide intervals of altered rock. Wide areas of geological interest were commonly sampled at standard intervals of either 0.5 or 1.0 meters depending on the length of the interval and the particular geological feature of interest.

12.3     Analysis for Gold

Gold was determined by fire-assay fusion with atomic absorption spectroscopy; or, by metallic fire-assay on samples that returned elevated Au values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized. In cases where multiple standard Au fire-assay analyses were completed on an individual sample, an averaged value is deemed to be the most representative of the gold content of the sample. Gold values produced by metallic fire-assay are deemed to supersede gold values produced by standard fire assay owing to the larger size of sample analyzed and better reproducibility in samples with coarse gold. It should be noted that the metallic fire-assay procedure is a 'destructive' sample procedure; the retained rejects will represent only the fine fraction of the screened material.

13.0     Sample Preparation, Analyses and Security

13.1     Drill Core

Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual sealed polyurethane bags (with non-tamper ties) and half placed back in the original core box. Samples were prepared by outside contract laborers trained and supervised by Rubicon personnel, at a secure facility on the McFinley Property. The retained core is stored in a secure building at the McFinley site.

13.2     Shipping

All samples were shipped by independent transport companies in sealed woven plastic bags (with individually numbered, non-tamper ties) to ALS-Chemex laboratories in Thunder Bay, Ontario. Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

13.3     Assay Laboratory

Processing and analysis of samples was conducted by ALS Chemex in North Vancouver, BC. ALS

Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 - "General requirements for the competence of calibration and testing laboratories". In addition, Dr. Barry Smee, Consultant, audited the sample prep. facilities of ALS-Chemex laboratories in Thunder Bay, Ontario on behalf of Rubicon. Recommendations from his audit were implemented.

13.4     Sample Preparation (ALS-Chemex laboratories in Thunder Bay, Ontario)

Individual samples typically ranged from 0.5 kg to 2 kg in weight. The entire sample was crushed in an oscillating steel jaw crusher. Either a ~250g split, or, in the case of 'metallics' fire assay, the whole sample, is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps are shipped to ALS Chemex in North Vancouver, BC for analysis.

13.5     Assay Procedures: (ALS Chemex in North Vancouver, BC.)

Au was determined by fire-assay fusion of a 50 g sub-sample with atomic absorption spectroscopy.

The 'Au -Metallics' assay required the 100% pulverization of the sample and screening of the sample through a 150 mesh (100 micron) screen to test its homogeneity and separate any +150 mesh material. Material remaining on the screen is retained and analyzed in its entirety by fire-assay fusion followed by cupellation and a gravimetric finish. The -150 mesh fraction is homogenized and two 50-g sub-samples are analyzed by standard fire assay procedures. The gold values for both +150 and -150 mesh fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. In this way one can evaluate the magnitude of the coarse gold effect as demonstrated by the levels of the +150 mesh material.

Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia. The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by

ICP analysis. Major elements (reported as oxides) and Ba, Rb, Sr, Nb, Zr, and Y were determined by X-ray fluorescence spectrometry (XRF).

Results are reported electronically to the project site in Red Lake with Assay Certificates filed and catalogued at Rubicon's' Head Office in Vancouver.

14.0     Data Verification

The diamond drill programs discussed in this report were generally undertaken by experienced and competent Rubicon Geologists under the supervision of the author, Ian Cunningham-Dunlop,P.Eng. or Ian Russell, Red Lake Regional Manager. The author is familiar with the diamond drilling and re-logging carried out in 2003 and 2004 and has every reason to believe that work completed by Rubicon, and work outside the direct supervision of the author, was done in a professional manner and met or exceeded generally accepted industry standards for quality control and quality assurance.

Blank and Standard assay protocol was developed with the input from Dr. Barry Smee, Ph.D. P.Geo., Independent Geochemist, in consultation with Rubicon personnel and J.J. Watkins (Q.P. 2000 - February 2003). Blank samples (consisting of commercially available broken tile known to have a gold content below detection limit) were inserted into the sample stream once every twenty-five samples to provide a check on assay lab data quality in Drill Core sampling. Random gold standards were inserted into the sample stream once every 25 samples to provide a check on assay lab data quality. Gold standards were prepared and certified by CDN Resources Laboratories Ltd., Delta, B.C. Gold standards used (Recommended Value +/- 2 Standard Deviations) were CDN -GS- 9 (1.75 +/- 0.14 g/tonne) , CDN -GS -2 (1.53 +/- 0.18 g/tonne), CDN -GS -6 (9.99 +/- 0.50 g/tonne) CDN -GS -5 (20.77 +/- 0.91 g/tonne) and CDN -GS -8 (33.5 +/- 1.7 g/tonne).

Sample batches were reanalyzed if any aberrations in the data were observed.

The McFinley Property currently forms an important part of the Red Lake Project of Rubicon, and management of the project at all levels is being carried out by a fully qualified and experienced staff.

15.0     Mineral Processing and Metallurgical Testing

No new programs of processing or metallurgical test work have been undertaken. An estimated 6000+ tons of the previously mined bulk-sample (1989) remains stockpiled on the property.

16.0     Mineral Resource and Mineral Reserve Estimates

The Inferred Resource in the Peninsula area of the McFinley property was reported by Hogg (Oct., 2002). No new resource estimation has been undertaken at this time.

17.0     Other Relevant Data and Information

An estimated 180,000 feet of historical underground and surface drill core is stored on the Property. This core is being re-logged and re-sampled, where appropriate, to provide additional information on the geology and environment of mineralization on the McFinley Property. Standard protocols towards sample preparation, handling and quality control procedures are being followed. New assay results are taken as indicative only since the drilling of these holes was not conducted under Rubicon supervision.

18.0     Interpretation and Conclusions

Since acquiring the McFinley Property in the highly productive Red Lake mining district of northwestern Ontario in 2002, Rubicon has undertaken a multi-disciplinary exploration program focused on a new discovery. This work has resulted in a thorough understanding of the geology and setting of mineralization on the property and in the area of historic operations. The program has also been successful in expanding exploration across the property and has confirmed several new areas with good potential for economic discovery.

Most of the historic evaluation work on the McFinley Property concentrated at shallow depths in the vicinity of the McFinley shaft in the northern part of the McFinley Peninsula. In this area, gold mineralization has been identified in several structural and stratigraphic locations within an intense zone of deformation that cuts the McFinley Sequence. These diverse settings, include:

  Sulphidised and quartz-veined, banded iron formation;
  Base metal-rich, breccia and quartz veins along D2-aged discrete shear zones (D-Zone Type);
  Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;
  Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy; and
  Silicified and biotite altered zones in basalt.

Rubicon's' multidisciplinary approach in 2002 and 2003 allowed for the recognition and characterization of these environments on a local and property scale and resulted in the discovery of additional auriferous shear-vein structures in the peninsula area. Subsequent property-wide exploration diamond drilling also successfully identified new environments of auriferous mineralization during the program, namely:

  Silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite;
  Narrow (mm.), quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanics;
  Felsite and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS (MAC3); and
  D2 conjugate shear structures which cross cut the trend of the EBDZ (MAC4).

Given somewhat mixed results in the winter and summer of 2003, a re-evaluation of the data was completed in the fall of 2003. This led to a focus on the major D2, 340-350 trending structures and their intersection with the McFinley and McFinley Island Sequences and in particular, the intersection of these faults with the western margin of the East Bay Serpentinite. The MAC-4 area between McFinley Island and Small Island was selected as a prime exploration target for a number of reasons including:

  A pronounced 340 degree cross-cutting structure as interpreted from airborne magnetics;
165

  A distinct offset in McFinley Island Sequence accompanied by thinning of the Footwall Basalt and a marked 'roll' in western contact of East Bay Serpentinite; and
  Widespread alteration, veining and D2 shearing in the single fence of drill holes completed in this area in 2003 (MF03-37 and 40).

Subsequent drilling of this target in the winter of 2004 resulted in the discovery of the Phoenix Zone in what appears to be a classic Red Lake setting. The zone lies at the base of a basaltic sequence near the intersection of a 340 structure with a roll in the ultramafic contact. The zone is intensely sheared, veined and biotized over thickness up to 40 metres and displays local visible gold, variable arsenopyrite, pyrrhotite, pyrite, sphalerite, chalcopyrite, and galena. Gold grades are encouraging with highs up to 15.5 Au g/t/4.8m and the mineralization appears to be demonstrating continuity as a series of lenses dipping moderately to the west and plunging gently to the southwest. All of these characteristics are indicative of the ore zones at the Campbell and Red Lake Mines and in particular, the newly discovered High Grade Zone. Further work is obviously needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

19.0     Recommendations

It is the author's opinion that the property has significant merit and potential to warrant further exploration.

A summer program is recommended to continue testing the strike and down-plunge potential of the Phoenix Zone and to also explore for similar parallel zones within the immediate Footwall Basalt package. Given the location of the zone off the northern eastern tip of McFinley Island, the drilling could be land-based from McFinley Island and test the southern down-dip and down-plunge portions of the zone with ease (Figure 19.1).

Figure 19.0.1 2004 Summer Diamond Drill Proposal

The drilling would target the Phoenix Zone on 30 metre by 30 metres centers and would cost approximately $500,000 for 3500 metres of drilling. Drilling should start in late May as soon as the lake is clear of ice.

Respectfully Submitted,

"Ian Cunningham-Dunlop"

Signature of Qualified Person

Ian R. Cunningham-Dunlop

Name of Qualified Person	Vanouver, Canada, April 23, 2004

167

20.0     References

Andrews, A.J., Hugon, H., Durocher, M., Corfu, F., and Lavigne, M., 1986. The anatomy of a gold-bearing greenstone belt: Red Lake, northwestern Ontario; in Proceedings of GOLD '86, an International Symposium on the Geology of Gold Deposits, (ed.) A.J. MacDonald; Konsult International Inc., Toronto, Ontario, p. 3-22

Ashford, G. Study on Gold Recovery from Sample Submitted by McFinley Red Lake Mines Ltd.; Lakefield Research, July 14, 1986.

Betz, J.E. Report on the Electromagnetic and Magnetic Surveys, McFinley Red Lake Property, Township of Bateman, District of Kenora, Ontario; July, 1982.

Corfu, F., Davis, D.W., Stone, D., and Moore, M., 1998. Chronostratigraphic constraints on the genesis of Archean greenstone belts, northwestern Superior Province, Ontario, Canada; Precambrian Research, v. 92, p. 277-295.

Corfu, F., and Andrews, A.J., 1987. Geochronological constraints on the timing of magmatism, deformation and gold mineralization in the Red Lake greenstone belt, northwestern Ontario; Canadian Journal of Earth Sciences, v. 24, p. 1301-1320.

Dube, B., Williamson, K, and Malo, M., 2002. Geology of the Goldcorp Inc. High grade zone, Red Lake mine, Ontario: an update; Geological Survey of Canada, Current Research 2002-C26, 13 p.

Dube, B., Williamson, K, and Malo, M., 2001. Preliminary report on the geology and controlling parameters of the Goldcorp Inc. High Grade zone, Red Lake mine, Ontario; Geological Survey of Canada, Current Research 2001-C18, 33 p.

Dube, B., Balmer, W., Sanborn-Barrie, M., Skulski, T., and Parker, J., 2000. A preliminary report on amphibolite-facies, disseminated-replacement-style mineralization at the Madsen gold mine, Red Lake, Ontario; Geological Survey of Canada, Current Research 2000-C17, 12 p.

Durocher, M.E., Burchell, P., and Andrews, A.J., 1987. Gold occurrences, prospects, and deposits of the Red Lake area; Ontario Geological Survey, Open File Report 5558, v. 1 & 2, 704 p.

Ferguson, S.A. Geological Report on the South Half of Bateman Township; O.D.M. Geological Report No. 6, 1962.

Ferguson, S.A. et al Gold Deposits of Ontario; O.D.M. Mineral Resources Circular No. 13, 1971.

Hogg, G.M. A Report on the McFinley Red Lake Gold Property of Sabina Industries Ltd. and McFinley Mines Ltd., Bateman Twp., Ontario; Aug. 29, 1983. (Addendum, Sept. 29, 1983).

Hogg, G.M. Summary Report on the Evaluation of the McFinley Red Lake Property, Bateman Twp., Ontario to February 28, 1985; March 5, 1985.

Hogg, G.M. A Report on the Evaluation of the McFinley Red Lake Shaft Area, Bateman Township, Ontario, during 1985-86; June 26, 1986.

Hogg, G.M. A Report on 1986-87 Operations on the McFinley Red Lake Property, Bateman Township, Ontario; April 8, 1988.

Hogg, G.M. Appraisal of Value, McFinley Red Lake Property; Internal Report, May 31, 1989.

Hogg, G.M. A Report on the McFinley Red Lake Project of Rubicon Minerals Corporation; May 17, 2002.

Hogg, G.M. A Report on the McFinley Red Lake Project of Rubicon Minerals Corporation; o October 15, 2002

Horwood, H.C. Geology and Mineral Deposits of the Red Lake Area; O.D.M. Annual Report, Vol. 49, Part 2, 1940.

MacLean, P.C. The 1976 Exploration Programme, Abino Gold Mines Ltd.; July 7, 1976.

Mongeau, R.J. An Assessment of the Mineral Economic Potential of the McFinley Gold Property, Bateman Township, Red Lake Area, Kenora Mining Division, Ontario; Nov. 17, 1974.

Newman, W.R. Geological Report on the McFinley Red Lake Gold Mines Limited; December, 1946.

Pirie, J., 1982. Regional geological setting of gold deposits, eastern Red Lake area, northwestern Ontario; in Proceedings of the CIM Gold Symposium, September 1980, The Canadian Institute of Mining and Metallurgy, Special Volume 24, p. 171-183..42

Postle, J.T. Review of Mining Aspects of the McFinley Red Lake Project; Communication prepared for A.C.A. Howe International Inc. by Roscoe Postle Associates Inc., September 7, 1988.

Questor Surveys Ltd. Airborne Electromagnetic and Total Intensity Magnetic Survey, Red Lake Area, District of Kenora; O.G.S. Preliminary Map 1574 (Bateman Twp.), 1978.

Rigg, D.M. and Hogg, G. Exploration Activities of Rubicon Minerals corporation on the McFinley Property, Red Lake , Ontario. Form 43-101F1 Technical Report, May 12, 2003.

Sanborn-Barrie, M., Skulski, T., and Parker, J., 2001. Three hundred million years of tectonic history recorded by the Red Lake greenstone belt, Ontario; Geological Survey of Canada, Current Research 2001-C19, 30 p.

Sanborn-Barrie, M., Skulski, T., Parker, J., and Dube, B., 2000. Integrated regional analysis of the Red Lake greenstone belt and its mineral deposits, western Superior Province, Ontario; Geological Survey of Canada, Current Research 2000-C18, 16 p.

Watkins, J.J, 1998. Gold mine potential of the Dorion-McCuaig corridor, Red Lake property; internal company report prepared for Rubicon Minerals Corp., 28 p..43

Wetmore, D. Trenching & Initial Bulk Sampling, McFinley Property, Red Lake, Ontario; James Wade Engineering Ltd., May 20, 1981.

Wilson, G.C. Petrographic Examination of McFinley Samples; Rept. Prepared by Turnstone Geol. Services Ltd., February 19, 1986.

Wyslozil, D.M. Investigation of the Recovery of Gold and Silver from Samples Submitted by Wade Engineering Ltd., Progress Report No. 1; Lakefield Research of Canada Limited, July 29, 1981.

CERTIFICATE OF AUTHOR

I, Ian R. Cunningham-Dunlop, P.Eng, do hereby certify that:

  I am currently a Consulting Geologist with an office located at 2537 Sechelt Drive, North Vancouver, B.C. V7H 1N7

  I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen's University, Kingston, Ontario, in 1984

  I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario, and the Association of Professional Engineers and Geoscientists of B.C (Membership # 27221)

  I have worked in the Mining Industry as a geologist for 20 years since my graduation from University.

  I have read the definition of "qualified person" set out in National Instrument 43-101, and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

  I am responsible for the preparation of all sections of the report titled "Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario" relating to the McFinley Red Lake Property. I have worked on the property as a Consulting Geologist in a technical capacity since October 2003 and personally supervised the 2003 Fall Relog Program and the 2004 Winter Drill Program.

  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

  I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Company in the form of a stock option agreement.

  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 23rd day of April, 2003 in Vancouver, B.C.

/s/ Ian R. Cunningham-Dunlop

Signature of Qualified Person

Ian R. Cunningham-Dunlop

Name of Qualified Person
170

Appendix 1

List of Mining Lease, Licenses of Occupation and Patented Claims

1/          Mining Lease

License	Description	Township	Anniv. Date	Hectares
104721	KRL503297 -	Bateman	1986-Nov-01	56.033
	503299, 526262
	.		Sub-total:	56.033

2/           Licenses of Occupation

License	Description	Township	Anniv. Date	Hectares
3186	KRL2155	Bateman	1945-Aug-01	9.9153
3187	KRL2156	Bateman	1945-Aug-01	13.678
3289	K1498	Bateman	1945-Oct-01	11.048
3290	K1499	Bateman	1945-Oct-01	2.428
3370	K1493	Bateman	1946-Mar-01	5.018
3371	K1494	Bateman	1946-Mar-01	18.737
3372	K1495	Bateman	1946-Mar-01	10.117
3380	K1497	Bateman	1946-Mar-01	6.111
3381	KRL246	Bateman	1946-Mar-01	4.330
3382	KRL247	Bateman	1946-Mar-01	4.532
10830	KRL11038-39	Bateman	1947-Jan-01	28.672
10499	K11487	Bateman	1941-Nov-01	5.738
10834	KRL11031	Bateman	1947-Jan-01	17.887
10835	K954 (rec. as	Bateman	1947-Jan-01	9.267
	KRL18152)
10836	K955 (rec. as	Bateman	1947-Jan-01	9.955
	KRL18515)
10952	KRL18514	Bateman	1947-Oct-01	17.478
11111	KRL18735	Bateman	1950-Jan-01	12.226
11112	KRL18457	Bateman	1950-Jan-01	10.967
11114	KRL18373	Bateman	1950-Jan-01	7.734
11115	KRL18374	Bateman	1950-Jan-01	19.688
11116	KRL18375	Bateman	1950-Jan-01	22.869
11117	KRL18376	Bateman	1950-Jan-01	15.018
10495	KRL11483	Bateman	1941-Nov-01	6.718
10496	K11482	Bateman	1948-Nov-01	5.637
10497	K11481	Bateman	1941-Nov-01	14.148
			Sub-total:	289.916
171

3/         Patented Claims

Claim No.	Parcel	Township	Anniv. Date	Hectares
K1498	992	Bateman	-
K1499	993	Bateman	-
K1493	994	Bateman	-
K1494	995	Bateman	-
K1495	996	Bateman	-
KRL246	997	Bateman	-
KRL247	998	Bateman	-
K1497	999	Bateman	-
KRL11481	1446	Bateman	-
KRL11482	1447	Bateman	-
KRL11483	1448	Bateman	-
KRL11487	1452	Bateman	-
K954 (recorded as KRL 18152)	1977	Bateman	-
K955 (recorded as KRL 18515)	1978	Bateman	-
KRL18457	2449	Bateman	-
KRL18735	2450	Bateman	-
			Sub-total	400acres
172

Appendix 2
2003 Summer Re-log Program - Summary of DDH Locations

Area	Target	Hole	UTM	UTM	Elev	TRUE	Dip	Relogged	Date	Length
		No.	Northing	Easting	(m)	Az		by	Re-logged	(m)
MAC-2	McFinley Seq.	83-011	5664480	448269	358	137	-45	JDW	June 2003	140.76
		84-07	5663997	448242	371	137	-50	JDW	June 2003	131.67
		84-36	5663975	448221	369	137	-49	JDW	June 2003	136.25
		84-58	5663657	447953	372	137	-52	JDW	July 2003	200.25
		84-59	5663514	447923	367	137	-57	JDW	July 2003	121.01
		84-60	5663427	447837	371	137	-52	JDW	July 2003	123.75
		84-61	5663321	447767	370	137	-51	JDW	July 2003	172.82
		84-64	5664062	448222	371	137	-65	JDW	July 2003	227.69
		84-65	5664079	448247	371	137	-62	JDW	June 2003	264.26
		84-66	5663738	448005	366	137	-65	JDW	June 2003	258.17
		84-68	5664103	448267	368	137	-66	JDW	July 2003	239.27
		86-024	5663870	447839	365	137	-80	DG	Aug 2003	374.29
		86-029	5663917	447792	369	137	-85	DG	Aug 2003	447.75
		86-034	5663967	447747	366	137	-84	PD	Sept 2003	575.46
		86-042	5663885	447704	375	137	-83	JDW	July 2003	572.41
		U-500	5663991	448116	249	149	-22	DR/JDW	July-Oct. 2003	113.08
		U-794	5663956	448162	248	47	-90	DR/JDW	Aug 2003	0.00
		U-798	5663842	447822	251	134	-46	JDW	April 2003	335.89
		U-802	5663842	447822	251	139	-63	JDW	April 2003	392.13
	Total									4,826.90

Appendix 3
2003 Summer Re-log Program - Summary of assay values > 1 Au g/t
Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype

84-07	109.58	110.19	0.61	1.48	Weakly Deformed Chl- Bio-Carb Basalt

84-37	78.33	79.98	1.65	1.51	Bio'c Basalt and Carb-Quartz Veins

84-36	12.65	12.95	0.30	8.81	Sulphide-Breccia Vein

84-59	55.78	56.69	0.91	1.22	Weak-Moderate Def'd Bio'c Basalt

84-60	65.84	66.45	0.61	1.01	Weakly Deformed Massive Basalt

	85.56	86.47	0.91	1.09	Weakly Deformed Chloritic Basalt

84-64	79.86	80.77	0.91	4.48	Altered Iron Formation (Footwall Chert)
	97.38	97.99	0.61	1.12	Weak-Moderate Def'd Bio'c Basalt

84-68	144.78	145.39	0.61	1.26	Contact Zone

86-024	97.23	98.15	0.91	1.58	Banded Iron Formation

	137.46	141.73	4.27	1.62	Banded Iron Formation
including	138.38	139.29	0.91	3.28	Banded Iron Formation

	150.33	151.18	0.85	1.07	Weak-Moderate Def'd Biotite Basalt

	167.03	167.34	0.30	175.50	Banded Iron Formation

	211.38	214.88	3.50	1.70	Sulphidized Banded Iron Formation

	217.32	223.57	6.25	1.38	Moderate Deformed Biotite Basalt
including	221.89	222.81	0.91	4.14	Weakly Sul'd Banded Iron Formation

86-029	120.70	121.31	0.61	2.64	Argillite

	227.38	227.99	0.61	3.08	Sulphidic Sediments

	241.89	242.26	0.37	2.39	Quartz-Ankerite-Sulphide Vein

	336.35	336.65	0.30	59.10	Banded Iron Formation

	346.86	347.47	0.61	1.33	Moderate Def'd Biotite Amygdule Basalt

	371.09	372.01	0.91	1.12	Moderate Def'd Biotite Amygdule Basalt

	384.05	384.96	0.91	1.45	Moderate Def'd Biotite Amygdule Basalt
DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype

86-034	9.94	10.24	0.30	1.09

86-042	414.92	415.35	0.43	3.06	Altered Iron Formation

U-500	46.63	47.24	0.61	1.20	Moderate Deformed Foliated Basalt

U-794	81.69	83.21	1.52	4.58	Intermediate Dyke

	106.68	107.44	0.76	1.11	Moderate Sil'd to Carbonate Basalt

	108.97	109.73	0.76	1.84	Moderate Sil'd to Carbonate Basalt

	124.21	124.97	0.76	1.25	D2 Vein

U-798	83.06	83.64	0.58	1.57	Quartz-Sulphide Vein (D-Vein?)

	89.82	90.83	1.01	23.90	Iron Formation ("Footwall Chert")

U-802	17.74	18.38	0.64	4.10	Sulphide-Quartz Zone

	88.09	89.15	1.07	1.36	Altered Iron Formation

	103.14	104.85	1.71	1.29	Altered Iron Formation (FW or C1 Chert)

	218.66	219.58	0.91	1.98	Weak Deformed Bio'c and Chl'c Basalt

	355.40	358.29	2.89	1.06	Weakly Deformed Biotite Basalt

	359.66	360.88	1.22	14.75	Weakly Deformed Biotite Basalt

Appendix 4
2003 Summer Diamond Drill Program - Summary of DDH Locations

Area	Target	Hole	UTM	UTM	Section	Elev	TRUE	Dip	Start	End	Length
		No.	Northing	Easting		m	Az		Date	Date	m
					MAC-1				July 25,	July 29,
MAC-1	MAC-1 Vein	MF-03-45	5664652	448289	9N	358.10	105	-45	2003	2003	179.00
					MAC-1				July 29,	July 31,
	MAC-1 Vein	MF-03-46	5664652	448289	9N	356.23	105	-62	2003	2003	358.00
									July 31,	Aug. 5,
	MAC-1 Vein	MF-03-47	5664700	448290	Oblique	357.59	85	-45	2003	2003	368.00
					MAC-1				Aug. 13,	Aug. 15,
	MAC-1 Vein	MF-03-50	5664597	448262	7N	362.32	105	-40	2003	2003	198.00
	Subtotal										1,103.00

					Mine
North					Grid				Aug. 16,	Aug. 17,
Mine	C-Zone	MF-03-51	5664037	448224	10300N	370.46	136.9	-45	2003	2003	169.00
	Subtotal										169.00

					Mine
South	Aspy follow				Grid				Aug. 6,	Aug. 10,
Mine	up	MF-03-48	5663578	447618	7820N	366.43	136.9	-54	2003	2003	336.00
	Subtotal										336.00

					Mine
South	M-71 follow				Grid				Aug. 11,	Aug. 13,
Mine	up	MF-03-49	5663858	448013	9400N	368.87	136.9	-45	2003	2003	236.00
					Mine
	U-798				Grid				Aug. 18,	Aug. 23,
	follow up	MF-03-52	5663741	447916	8900N	366.78	136.9	-80	2003	2003	469.00
					Mine
	U-798				Grid				Aug. 24,	Aug. 29,
	follow up	MF-03-53	5663724	447898	8820N	368.24	136.9	-80	2003	2003	420.00
					Mine
	M-71 follow				Grid				Aug. 29,	Sept. 1,
	up	MF-03-54	5663869	448003	9400N	366.68	136.9	-45	2003	2003	325.00
	Subtotal										1,450.00

	Grand
	Total										3,058.00

Appendix 5
2003 Summer Diamond Drill Program - Summary of assay values > 1 Au g/t
Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype

MF03-45	8.25	8.65	0.40	2.33	Mod Dfmd Chl & Bt Bas

	56.00	57.00	1.00	2.21	Wkly Dfmd Massive Basalt

	98.25	98.70	0.45	1.59	Wkly Dfmd Altered Pillwd Basalt
	98.70	99.60	0.90	1.21	Wkly Dfmd Altered Pillwd Basalt
	98.25	99.60	1.35	1.34	Average

	108.20	109.20	1.00	1.21	Wkly Dfmd Biotitic Basalt

	111.10	112.00	0.90	1.61	Wkly Dfmd Altered Pillwd Basalt

	163.85	164.45	0.60	1.29	Mod Dfmd Biotitic Basalt

MF03-46	60.50	61.00	0.50	1.17	Wk Dfmd Altered Massive Basalt

	116.00	116.50	0.50	3.19	Wk Dfmd Wk Biotitic Basalt
	116.50	117.50	1.00	1.04	Wk Dfmd Wk Biotitic Basalt
	117.50	118.10	0.60	0.78	Wk Dfmd Wk Biotitic Basalt
	118.10	118.50	0.40	4.79	Wk Dfmd Wk Biotitic Basalt
	118.50	119.40	0.90	0.60	Wk Dfmd Wk Biotitic Basalt
	119.40	120.10	0.70	1.55	Wk Dfmd Wk Biotitic Basalt
	120.10	120.70	0.60	1.10	Qtz-Carb-Chl Vein
	120.70	121.70	1.00	1.01	Wk Dfmd Wk Biotitic Basalt
	116.00	121.70	5.70	1.46	Average

	138.80	139.80	1.00	1.29	Wk-Mod Dfmd Chl & Bt Basalt

	141.60	141.90	0.30	1.51	Wk-Mod Dfmd Chl & Bt Basalt

	190.55	190.85	0.30	1.98	Mod-Strng Dfmd Biotitic Basalt
	190.55	190.85	0.30	1.98	Mod-Strng Dfmd Biotitic Basalt
	190.85	191.30	0.45	0.03	Mod-Strng Dfmd Biotitic Basalt
	191.30	191.90	0.60	6.87	Mod-Strng Dfmd Biotitic Basalt
	190.55	191.90	1.35	3.50	Average

	212.50	213.75	1.25	1.07	Wkly Dfmd Pillowed Basalt

	256.50	257.50	1.00	1.47	Wkly Dfmd Chl-Bt Basalt

	329.80	330.55	0.75	6.50	Qtz-Sx Shear Vein

	350.50	351.00	0.50	9.33	Str Dfmd Sx Vnd Talc-Ank UM

MF03-47	30.70	31.20	0.50	2.43	Qtz-Sx Bx Vein

	44.30	44.70	0.40	4.34	Mod Dfmd Biotitic Basalt

	112.30	112.70	0.40	1.37	Wkly Dfmd Altered Basalt
DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype

	196.60	197.00	0.40	1.71	Qtz-Bx Vein (D2 Shear Vein)

	206.25	206.65	0.40	1.46	Wkly Dfmd Chl & Bt Basalt

	220.20	220.90	0.70	1.16	Wkly Dfmd Chl & Bt Basalt

	239.50	239.80	0.30	1.07	Wk-Mod Dfmd Chloritic Basalt

	337.20	337.90	0.70	3.31	Wkly Dfmd Chloritic Basalt

	343.20	343.60	0.40	1.98	Qtz-Sx Vein

MF03-48	72.40	72.85	0.45	7.64	Dirty IF/Argillite

	74.60	75.00	0.40	1.42	Wkly Dfmd Biotitic Basalt

	99.30	99.70	0.40	1.01	Altered IF

	102.70	103.50	0.80	1.73	Wkly Dfmd Wkly Biotitic Basalt
	110.65	111.40	0.75	7.09	Altered IF ("C2")
	111.40	111.90	0.50	13.25	Altered IF ("C2")
	110.65	111.90	1.25	9.55	Average

	123.70	124.20	0.50	1.01	Wkly Dfmd Biotitic Basalt

	158.50	159.00	0.50	1.05	Wk-Mod Dfmd Chl & Bt Basalt

	283.70	284.20	0.50	3.38	Wk-Mod Dfmd Pillowed Basalt
	322.10	322.60	0.50	3.26	Wkly Dfmd Chl & Bt Basalt
	322.10	322.60	0.50	3.26	Wkly Dfmd Chl & Bt Basalt
	322.60	323.60	1.00	0.02	Wkly Dfmd Chl & Bt Basalt
	323.60	324.20	0.60	0.09	Wkly Dfmd Chl & Bt Basalt
	324.20	325.00	0.80	0.10	Wkly Dfmd Chl & Bt Basalt
	325.00	325.60	0.60	2.65	D2 - Shear Vein
	325.60	326.60	1.00	1.23	Wkly Dfmd Chl & Bt Basalt
	322.10	326.60	4.50	1.01	Average

MF03-49	10.00	10.90	0.90	2.67	Wkly Dfmd Biotitic Basalt
	10.90	11.60	0.70	10.55	D-Vein System
	11.60	12.45	0.85	6.90	D-Vein System
	12.45	13.15	0.70	0.59	Wkly Dfmd Biotitic Basalt
	13.15	14.00	0.85	0.17	Wkly Dfmd Biotitic Basalt
	14.00	14.65	0.65	0.09	Wkly Dfmd Biotitic Basalt
	14.65	15.40	0.75	8.99	Altered IF ("Footwall Chert")
	15.40	16.30	0.90	9.95	Altered IF ("Footwall Chert")
	10.00	16.30	6.30	5.07	Average
	10.90	12.45	1.55	8.55	including
	14.65	16.30	1.65	9.51	including

	50.50	51.10	0.60	1.55	Wkly Dfmd Bt & Chl Bas

DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype

	136.40	136.80	0.40	1.48	Wkly Dfmd Biotitic Basalt

	187.70	188.50	0.80	1.92	Wkly Dfmd Chl & Bt Basalt
	188.50	189.10	0.60	3.34	Wkly Dfmd Chl & Bt Basalt
	187.70	189.10	1.40	2.53	Average

MF03-50	69.60	70.60	1.00	1.89	Wk Dfmd Altd Msv Basalt

	91.95	92.35	0.40	1.86	Wk Dfmd Biotitic Basalt

	150.10	150.40	0.30	3.40	Argillite

	155.10	155.80	0.70	1.05	Ank-Sx Vein System

	160.00	160.40	0.40	1.63	Carb-Chl Vein

MF03-51	16.60	16.90	0.30	1.08	Sheared Altered IF

	18.25	18.75	0.50	1.32	Altered IF

	36.65	37.60	0.95	4.39	Wkly Dfmd Biotitic Basalt

	39.55	40.00	0.45	1.19	Wkly Dfmd & Vnd Biotitic Basalt

	52.30	53.25	0.95	7.99	Altered IF

	60.90	61.25	0.35	1.17	Wk-Mod Dfmd Bt Bas (D2-Shear)

	109.00	109.50	0.50	2.58	Qtz-Py Vein
	127.40	127.90	0.50	1.15	Wk Dfmd Sericitic Zone
	127.90	128.90	1.00	0.16	Mod Dfmd Bt & Chl Bas
	128.90	129.90	1.00	2.82	Mod Dfmd Bt & Chl Bas
	127.40	129.90	2.50	1.42	Average

	139.90	140.50	0.60	2.07	Wk Dfmd Biotitic Basalt
	140.50	140.80	0.30	1.46	Wk Dfmd Biotitic Basalt
	139.90	140.80	0.90	1.87	Average

MF03-52	19.90	20.40	0.50	7.36	Alt'd Iron Formation (FW Chert)

	97.30	97.80	0.50	1.11	M-Str Def'd Biotitic Basalt

	101.40	102.20	0.80	2.75	M-Str Def'd Biotitic Basalt

	141.40	141.70	0.30	3.16	Mod Def'd Pillowed Basalt

MF03-53	5.59	6.52	0.93	1.32	Wkly Altered IF

	15.70	16.00	0.30	3.97	'D' Vein - Sx Bx Vein
	16.00	16.91	0.91	1.35	Mod Bt Altered Basalt
	16.91	17.68	0.77	1.51	Sx Bx Vein
	15.70	17.68	1.98	1.80	Average

DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype

	112.87	113.70	0.83	4.75	Bx Vein

	138.32	138.71	0.39	1.95	Variably Chl/Bt Altered Basalt

	146.84	146.98	0.14	5.54	Altered IF

	174.80	175.79	0.99	1.50	Chl-Bt Altered Pillow Basalt

	217.20	218.14	0.94	1.75	Qtz-Aspy Replacement Zone

MF03-54	15.70	16.70	1.00	1.11	BIF
	16.70	17.90	1.20	1.33	BIF
	15.70	17.90	2.20	1.23	Average

	23.60	24.20	0.60	4.80	D-Vein
	24.20	24.60	0.40	0.20	Sulphidic Bt Basalt
	24.60	25.30	0.70	1.22	Sx Vein Zone/Shear
	23.60	25.30	1.70	2.24	Average

	29.00	30.00	1.00	1.87	BIF (C1)
	30.00	30.75	0.75	2.49	BIF (C1)
	29.00	30.75	1.75	2.14	Average

	33.55	34.55	1.00	8.28	Qtz-Ank Shear

	37.25	38.00	0.75	1.32	Strngly Dfmd Amyg Bt Basalt

	63.25	63.75	0.50	1.49	Wkly Dfmd Basalt

	143.35	144.35	1.00	2.30	Sx Zone

	195.90	197.90	2.00	1.62

	204.05	204.80	0.75	1.23	Str Alt Qtz Vnd Sx Rich Cntct Zn

Appendix 6
2003 Fall Re-log Program - Summary of DDH Locations

Area	Target	Hole	UTM	UTM	Elev	TRUE	Dip	Relogged By	Date Re-	Length
		No.	Northing	Easting	(m)	Az			logged	(m)
MAC-2	McFinley Seq.	84-21	5664016	447995	365	90	-82	JDW	Oct. 2003	212.45
		84-24	5664018	447909	365	90	-80	PD	Nov. 2003	380.09
		84-25	5663978	447865	370	90	-54	PD	Nov. 2003	388.62
		84-46	5663966	448188	369	90	-51	JDW	Nov. 2003	139.29
		84-47	5663942	448209	369	90	-51	JDW	Nov. 2003	109.12
		84-48	5663891	448162	373	90	-50	JDW	Nov. 2003	124.05
		84-49	5663882	448120	374	90	-51	JDW	Nov. 2003	139.29
		84-50	5663861	448098	376	90	-53	JDW	Nov. 2003	166.73
		84-51	5663839	448079	376	90	-49	JDW	Oct. 2003	166.12
		84-55	5663798	448075	375	90	-50	JDW	Oct. 2003	153.31
		84-56	5663736	448049	365	90	-49	JDW	Oct. 2003	163.68
		84-57	5663698	448000	363	90	-49	JDW	Oct. 2003	199.64
		84-67	5663698	447957	367	90	-54	JDW	Oct. 2003	215.49
		86-018	5663985	448105	369	90	-75	JDW	Nov. 2003	169.77
		86-020	5663985	448107	368	90	-70	JDW	Nov. 2003	63.09
		86-021	5663978	448113	369	90	-62	JDW	Nov. 2003	185.93
		86-023	5663733	448050	365	90	-62	JDW	Oct. 2003	155.45
		86-025	5663733	448050	365	90	-54	JDW	Oct. 2003	148.13
		86-027	5663733	448050	365	90	-80	JDW	Oct. 2003	163.37
		86-034	5663967	447747	366	90	-84	PD	Nov. 2003	575.46
		86-048	5663884	448033	371	90	-70	JDW	Nov. 2003	232.26
		86-049	5663931	447992	362	90	-55	JDW	Nov. 2003	206.96
		86-053	5663861	448098	376	90	-71	JDW	Oct. 2003	245.67
		U-498	5663991	448116	249	103	-40	JDW	Nov. 2003	91.44
		U-499	5663991	448116	249	103	-32	JDW	Nov. 2003	91.44
		U-501	5663990	448116	250	103	-8	JDW	Nov. 2003	148.13
		U-517	5663990	448116	249	119	-36	JDW	Nov. 2003	89.92
		U-518	5663990	448116	249	121	-27	JDW	Nov. 2003	111.86
		U-519	5663990	448116	249	124	-14	JDW	Nov. 2003	89.92
		U-521	5663991	448116	249	101	-51	JDW	Oct. 2003	91.74
		U-670	5663897	448001	251	90	0	JDW	Oct. 2003	208.48
		U-808	5663867	447965	250	90	-25	JDW	Oct. 2003	208.18
	Total									5,835.08

Appendix 7
2003 Fall Re-Log Program - Summary of assay values >1 Au g/t
Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

DDH	From (m)	To (m)	Interval (m)	Au g/t	Rocktype

84-21	152.70	153.31	0.61	1.66	Altered IF

	180.99	181.60	0.61	1.07	Mod Dfmd Biotitic Basalt
	181.60	182.30	0.70	14.55	Bleached & Veined Bas (Flt Zn)

	189.68	190.59	0.91	1.05	Wk-Mod Dfmd Biotitic Basalt

	196.23	197.21	0.98	1.28	Wk Dfmd Biotitic Basalt
			0.00
84-24	174.86	175.56	0.70	7.11	Wk-mod def, bt-carb plw/ bslt/tuff

	218.27	218.91	0.64	1.05	Laminated mfc/chem sed

	220.04	220.49	0.46	1.37	Poorly banded, siliceous Fe-Fm

	221.77	222.20	0.43	1.53	Chert-Po Fe-Fm

	241.28	241.71	0.43	1.90	Cherty IF

	261.88	262.49	0.61	1.94	Chert magnetite grunnerite Fe-Fm

	279.07	279.50	0.43	1.84	D-Vein
	279.50	280.42	0.91	1.08	D2 Shear Zone - Biotitic Basalt

84-25	165.20	165.81	0.61	1.29	Bnd chert magnetite-po IF

	178.00	178.92	0.91	2.31	Bnd bt-carb-qtz-po IF

	222.72	223.45	0.73	1.22	Bnd chert-carb-chl-po IF
	223.45	224.06	0.61	3.21	Bnd chert-carb-chl-po IF

	234.70	235.40	0.70	20.90	Bnd cherty fe-carb-bt altd IF

	255.27	255.67	0.40	3.46	Banded IF

	255.67	256.09	0.43	2.29	Banded IF

	275.75	276.61	0.85	1.86	Altered IF

	350.22	350.67	0.46	1.80	Chl & Bio Basalt

84-46	22.56	23.50	0.94	3.28	Altered IF ?? (B-Vein?)
	23.50	24.38	0.88	1.69	Wk Dfmd Biotitic Basalt

	60.81	61.26	0.46	7.77	Wk Dfmd Pillowed Basalt
DDH	From (m)	To (m)	Interval (m)	Au g/t	Rocktype

	61.26	62.03	0.76	1.15	Wk Dfmd Pillowed Basalt

	67.67	68.58	0.91	1.46	Wk Dfmd Bt & Chl Basalt
	68.58	69.49	0.91	12.65	Wk Dfmd Bt & Chl Basalt

	81.99	82.91	0.91	1.02	Wk Dfmd Biotitic Basalt

	96.93	97.48	0.55	2.17	Wk Dfmd Chl & Bt Basalt

	101.53	102.14	0.61	2.04	Felsite

84-47	44.65	45.02	0.37	1.37	Wk Dfmd Biotitic Basalt

	57.15	58.06	0.91	1.74	Wk Dfmd Biotitic Basalt

	62.18	63.09	0.91	2.67	Wk Dfmd Biotitic Basalt

	76.44	77.05	0.61	1.06	Wk Dfmd Chl-Carb UM

	79.61	80.31	0.70	1.47	Wk Dfmd Chl- Carb- Talc UM

	88.09	89.00	0.91	3.73	Massive Chl-Carb Unit

84-48	9.91	10.42	0.52	1.26	Wk-Mod Dfmd Talcose UM

84-49	65.35	65.65	0.30	1.31	Wk-Mod Dfmd Biotitic Basalt

	73.30	73.91	0.61	5.09	Wk Dfmd Biotitic Basalt

	105.77	106.22	0.46	25.10	Wk Dfmd Biotitic Basalt

	110.03	110.95	0.91	2.74	Wk Dfmd Bt & Chl Basalt
	110.95	111.86	0.91	1.02	Wk Dfmd Bt & Chl Basalt

	113.69	114.60	0.91	2.22	Wk Dfmd Bt & Chl Basalt
	114.60	115.52	0.91	2.60	Wk Dfmd Bt & Chl Basalt

	119.05	119.82	0.76	1.77	Wk Dfmd Chl & Bt Basalt
	119.82	120.85	1.04	1.90	Wk Dfmd Chl & Bt Basalt
	120.85	121.46	0.61	1.92	Wk Dfmd Chl & Bt Basalt

	123.29	124.11	0.82	2.16	Wk Dfmd Chl & Bt Basalt

	126.95	127.56	0.61	1.42	Wk Dfmd Chloritic Basalt

84-50	119.42	120.40	0.98	1.38	Bleached Fault Zone

	143.74	144.66	0.91	3.22	Mod Dfmd Chloritic Basalt

DDH	From (m)	To (m)	Interval (m)	Au g/t	Rocktype

84-51	49.59	49.90	0.30	2.19	Wkly Dfmd Biotitic Basalt

	137.16	138.07	0.91	1.51	Wkly Dfmd Chl & Bt Basalt

84-55	18.59	18.90	0.30	2.18	Mod Dfmd Biotitic Basalt

	71.26	71.57	0.30	2.58	Wk Dfmd & Veined Bt Basalt

	124.05	124.57	0.52	9.35	Qtz-Sx Vein

84-56	101.01	101.35	0.34	147.00	Sheared & Veined Bt Basalt

	120.70	121.62	0.91	1.93	Wk Dfmd Chl & Bt Basalt

84-57	8.90	9.20	0.30	1.68	Wk-Mod Dfmd Biotitic Basalt

	134.26	134.87	0.61	3.23	Wk Dfmd Bt & Chl Basalt

84-67	163.83	164.74	0.91	1.61	Wk Dfmd Bt & Chl Basalt
	164.74	165.96	1.22	2.24	Wk Dfmd Bt & Chl Basalt
	165.96	167.00	1.04	2.80	Wk Dfmd Bt & Chl Basalt

86-18	76.60	77.45	0.85	1.73	Altered IF

	83.27	84.12	0.85	1.35	Altered IF
	84.12	85.04	0.91	1.57	Altered IF

	90.46	91.29	0.82	1.17	Altered IF

	93.12	94.03	0.91	1.04	Altered IF
	94.03	95.10	1.07	2.10	Altered IF

	95.52	95.92	0.40	2.41	D-Vein
	95.92	96.62	0.70	1.11	Altered IF
	96.62	97.20	0.58	1.43	Altered IF
	97.96	98.30	0.34	1.15	Biotitic Basalt

	118.14	118.57	0.43	1.10	Veined Biotitic Basalt - Aspy
	118.57	119.48	0.91	1.29	Veined Biotitic Basalt - Aspy
	119.48	120.09	0.61	6.71	Veined Biotitic Basalt - Aspy

	121.92	122.83	0.91	1.36	Veined Biotitic Basalt - Aspy

	134.29	134.60	0.30	1.79	Wk Def Pill Basalt

86-21	38.83	39.14	0.30	2.76	Wk Dfmd Bt Basalt

	65.84	66.42	0.58	2.55	Altered IF

DDH	From (m)	To (m)	Interval (m)	Au g/t	Rocktype

	74.22	75.13	0.91	1.08	Altered IF
	75.13	76.17	1.04	1.06	Altered IF

	78.49	79.28	0.79	1.65	Mod-Str Dfmd & Vnd Bt Shear

	94.64	95.19	0.55	4.59	Wk-Mod Dfmd Bt Basalt- Aspy

	142.43	142.83	0.40	9.55	Wk Dfmd & Fractured Bt Basalt

	147.83	148.74	0.91	1.70	Wk Dfmd Bt & Chl Basalt

	157.12	157.58	0.46	2.17	D2 Shear Zone
	157.58	158.50	0.91	3.65	D2 Shear Zone

	159.81	160.72	0.91	9.75	Massive Chl-Carb UM

86-25	105.25	105.70	0.46	2.42	Gar Bearing & Vnd Sh'd Basalt

	106.31	106.68	0.37	2.36	Gar Bearing & Vnd Sh'd Basalt

	107.75	108.05	0.30	1.40	Wk Dfmd Bt & Chl Basalt

	124.21	124.82	0.61	5.17	Wk Dfmd Biotitic Basalt

86-27	38.40	39.01	0.61	1.16	Wk Dfmd Biotitic Basalt

	60.66	61.26	0.61	1.62	Wk Dfmd Biotitic Basalt - Aspy
	61.26	62.30	1.04	1.26	Wk Dfmd Biotitic Basalt - Aspy

	126.03	126.89	0.85	1.04	Wk-Mod Dfmd Biotitic Basalt

	139.66	140.51	0.85	1.58	Wk Dfmd Chl & Bt Basalt

86-34	115.88	116.68	0.79	2.04	60% Sulphide Bx Veins

	351.68	352.62	0.94	3.38	Banded Chert-Carb Mt IF

	427.91	428.67	0.76	30.10	Banded Cherty Mt+-Po IF

	430.50	431.41	0.91	1.03	Banded Cherty Mt+-Po IF

	433.79	434.34	0.55	1.13	Poorly Banded IF w Mafic Tuff

	447.60	447.93	0.34	2.98	Crudely Banded Mt-Po IF

	457.38	457.72	0.34	1.43	Chert-Mt IF
	457.72	458.36	0.64	3.58	Chert-Mt IF

	461.56	462.17	0.61	1.66	Chert Mt IF
DDH	From (m)	To (m)	Interval (m)	Au g/t	Rocktype

	462.50	463.30	0.79	1.12	Chert Mt IF

	479.88	480.49	0.61	1.69	Laminated Carb Altd Po+-Mt IF
	480.49	480.79	0.30	8.26	Laminated Carb Altd Po+-Mt IF
	480.79	481.10	0.30	13.20	Laminated Carb Altd Po+-Mt IF
	481.10	481.40	0.30	1.10	Laminated Carb Altd Po+-Mt IF
	481.40	481.71	0.30	1.38	Laminated Carb Altd Po+-Mt IF
	481.71	482.32	0.61	2.26	Laminated Carb Altd Po+-Mt IF

86-48	16.76	17.68	0.91	1.84	Altered IF

	19.66	20.18	0.52	1.99	Altered IF

	28.86	29.23	0.37	1.66	D-Vein

	35.02	35.69	0.67	1.43	Altered IF

	52.85	53.64	0.79	1.50	Biotitic Basalt - Aspy
	60.35	61.26	0.91	2.39	Biotitic Basalt - Aspy
	61.26	62.18	0.91	1.87	Biotitic Basalt - Aspy

	106.01	106.74	0.73	6.53	Biotitic Basalt

	126.03	126.64	0.61	1.07	Biotitic Basalt
	126.64	127.25	0.61	2.50	Biotitic Basalt

	135.33	136.09	0.76	1.12	Wk. Def Pill Bas

	150.21	150.51	0.30	13.20	Biotitic Basalt - VG

	184.40	185.32	0.91	8.54	Chl & Bio Basalt

	187.48	187.79	0.30	1.19	Chl & Bio Basalt

	200.86	201.69	0.82	1.62	Chl & Bio Basalt

	213.36	214.12	0.76	1.26	Alt Bas ( carb+bio+sil)
	214.12	215.04	0.91	3.72	Alt Bas ( carb+bio+sil)
	215.04	215.80	0.76	1.03	Alt Bas ( carb+bio+sil)

86-49	10.76	11.40	0.64	2.65	Altered IF

	14.94	15.85	0.91	4.07	Altered IF

	24.69	24.99	0.30	1.30	D2 Shear zone

	27.92	28.53	0.61	4.95	Biotitic Basalt

	29.14	29.75	0.61	4.27	Biotitic Basalt
DDH	From (m)	To (m)	Interval (m)	Au g/t	Rocktype

	30.30	31.09	0.79	9.42	Biotitic Basalt

	41.91	42.49	0.58	3.87	D2 Shear zone

	108.45	109.12	0.67	1.01	Qtz-Py Vein

	170.99	171.91	0.91	1.04	Bleached Fault Zone

	184.40	185.32	0.91	1.25	Biotitic Basalt

	192.54	193.09	0.55	3.89	Chl & Bio Basalt

86-53	91.14	92.05	0.91	1.89	Altered IF

	96.32	97.29	0.98	1.99	D-Vein

	105.46	106.38	0.91	4.35	Altered IF (FW IF)
	106.38	107.29	0.91	2.59	Altered IF (FW IF)
	107.29	108.36	1.07	1.72	Altered IF (FW IF)

	170.69	171.60	0.91	1.20	Sericitic Basalt

U-499	33.83	34.75	0.91	1.86	Wk Dfmd Bt Basalt

	60.62	61.26	0.64	10.90	Sx-Bx Vein
	61.26	62.18	0.91	2.10	Wk Dfmd Talcose UM

	83.36	83.97	0.61	2.47	Wk Dfmd Chl- Carb- Talc UM

U-501	24.75	25.60	0.85	1.13	Wk-Mod Dfmd Bt Basalt

	36.61	37.34	0.73	1.32	Aspy Replacement Zone

	42.95	43.62	0.67	1.56	QC Vein

	63.70	64.31	0.61	2.90	Wk Dfmd Bt Basalt

	80.25	80.86	0.61	1.26	Fractured Bt & Chl Basalt

	103.33	104.42	1.10	1.57	Wk Dfmd Chl & Bt Basalt

	114.30	115.21	0.91	1.03	Wk Dfmd Chl & Bt Basalt

U-517	33.95	34.75	0.79	1.03	Wk Dfmd Bt Basalt

	41.15	41.94	0.79	1.57	Wk Dfmd & Vnd Bt Basalt

	55.17	55.78	0.61	2.85	Wk Dfmd Bt & Ser Basalt

DDH	From (m)	To (m)	Interval (m)	Au g/t	Rocktype

	67.82	68.12	0.30	1.60	Wk Dfmd Bt Basalt

	70.87	71.69	0.82	3.17	Mod Dfmd Bt & Ser Basalt

U-518	60.26	60.66	0.40	1.19	Sheared Bt & Ser Basalt

	76.20	77.05	0.85	1.24	Wk Dfmd Bt Basalt

	109.12	110.03	0.91	1.47	Wk Dfmd Bt & Chl Basalt

	133.14	133.81	0.67	1.33	Wk Dfmd Bt & Chl Basalt

	133.81	134.42	0.61	2.19	Wk Dfmd Bt & Chl Basalt

	141.73	142.65	0.91	1.79	Wk Dfmd Bt & Chl Basalt

	149.05	149.96	0.91	4.40	Wk Dfmd Bt Basalt

U-519	103.85	104.24	0.40	1.26	Wk Dfmd Bt Basalt - Qtz Vn

U-521	24.23	24.84	0.61	1.99	Mod Dfmd Bt Basalt (Sx Zone)

U-670	0.82	1.43	0.61	1.98	Altered IF (FW IF)

	1.43	2.04	0.61	1.06	Altered IF (FW IF)

	57.00	57.61	0.61	1.05	Wk Dfmd Biotitic Basalt

	79.25	79.55	0.30	3.89	Wk Dfmd Biotitic Basalt - Qtz Vn

	95.25	96.01	0.76	6.93	Wk Dfmd Biotitic Basalt

U-808	2.01	2.38	0.37	10.15	Altered IF

	5.82	7.10	1.28	1.02	Altered IF (FW Chert)

	72.69	73.46	0.76	1.29	Wk-Mod Dfmd Biotitic Basalt

	104.09	104.79	0.70	1.06	Wk Dfmd Biotitic Basalt

	105.25	105.86	0.61	3.11	Mod Dfmd Ser Basalt

Appendix 8
2004 Winter Diamond Drill Program - Summary of DDH Locations

Area	Target	Hole	UTM	UTM	Section	Elev	TRUE	Dip	Start Date	End Date	Length
		No.	Northing	Easting		(m)	Az				(m)
MAC-3	Love Bird Zone	MF04-58	5663667	448706	LBZ 13N	357	130	-65	Feb 12 2004	Feb 13 2004	132.89
		MF04-59	5663709	448616	LBZ 13N	357	130	-70	Feb 13 2004	Feb 20 2004	459.94
		MF04-64	5663634	448634	LBZ 11N	357	130	-70	Feb 20 2004	Feb 22 2004	213.06
		MF04-65	5663698	448498	LBZ 11N	357	130	-70	Feb 22 2004	Feb 25 2004	368.50
	Subtotal										1,174.39

MAC-3
South	DDH 86-50	MF04-56	5664004	448374	TBD	360	136.9	-45	Feb 5 2004	Feb 12 2004	589.18
	Subtotal										589.18

	Mac-1 Fault &				Tracks
MAC-1	Vein	MF04-55	566464	448396	10N	357	105	-60	Feb 5 2004	Feb 7 2004	112.47
	Subtotal										112.47

MAC-4	Mac-4 Fault	MF04-57	5666259	449233	Oblique	357	90	-45	Feb 8 2004	Feb 8 2004	39.62
		MF04-
		57B	5666259	449233	Oblique	357	90	-55	Feb 9 2004	Feb 13 2004	316.69
		MF04-71	5666048	449165	TBD	357	90	-55	Feb 27 2994	Feb 29 2004	254.51
		MF04-72	5666047	449040	TBD	357	90	-55	Feb 29 2004	Mar 2 2004	264.87
		MF04-75	5665968	449165	TBD	357	90	-55	Mar 3 2004	Mar 4 2004	200.86
		MF04-77	5666125	449013	TBD	357	90	-55	Mar 4 2004	Mar 6 2004	295.35
		MF04-80	5666339	449283	TBD	357	90	-55	Mar 7 2004	Mar 9 2004	304.50
	Subtotal										1,676.40

	Mafic/UM
Phoenix	Contact	MF04-60	5665868	449133	Oblique	360	90	-45	Feb 13 2004	Feb 14 2004	33.22
Zone		MF04-61	5665867	449165	Oblique	357	90	-55	Feb 15 2004	Feb 17 2004	313.64
		MF04-62	5665867	449165	Oblique	357	90	-75	Feb 17 2004	Feb 18 2004	94.18
		MF04-63	5665415	448969	Oblique	359	110	-45	Feb 18 2004	Feb 22 2004	365.46
		MF04-66	5665867	449134	TBD	361	90	-65	Feb 22 2004	Feb 23 2004	121.62
		MF04-67	5665867	449134	TBD	361	90	-78	Feb 23 2004	Feb 24 2004	159.60
		MF04-68	5665838	449155	TBD	357	90	-55	Feb 24 2004	Feb 25 2004	103.33
		MF04-69	5665621	449099	TBD	357	110	-55	Feb 25 2004	Feb 27 2004	243.54
		MF04-70	5665838	449155	TBD	357	90	-75	Feb 26 2004	Feb 27 2004	155.14
		MF04-73	5665898	449160	TBD	362	90	-55	Mar 1 2004	Mar 2 2004	94.18
		MF04-74	5665898	449160	TBD	362	90	-70	Mar 2 2004	Mar 2 2004	93.88
		MF04-76	5665898	449160	TBD	362	90	-85	Mar3 2004	Mar 4`2004	135.64
		MF04-78	5665866	449102	TBD	363	90	-75	Mar 3 2004	Mar 6 2004	191.72
		MF04-79	5665866	449101	TBD	363	90	-85	Mar 6 2004	Mar 9 2004	255.12
		MF04-81	5665836	449106	TBD	365	90	-70	Mar 9 2004	Mar 10 2004	161.24
		MF04-82	5665928	449160	TBD	357	90	-55	Mar 10 2004	Mar 11 2004	155.14
		MF04-83	5665928	449160	TBD	357	90	-75	Mar 11 2004	Mar 12 2004	182.58
		MF04-84	5665836	449106	TBD	365	90	-80	Mar 11 2004	Mar 12 2004	191.72
		MF04-85	5665898	449141	TBD	357	90	-75	Mar 13 2004	Mar 14 2004	194.77
		MF04-86	5665805	449132	TBD	363	90	-55	Mar 13 2004	Mar 14 2004	109.42
		MF04-87	5665805	449131	TBD	365	90	-75	Mar 14 2004	Mar 15 2004	97.23
Area	Target	Hole	UTM	UTM	Section	Elev	TRUE	Dip	Start Date	End Date	Length
		No.	Northing	Easting		(m)	Az				(m)

189

	MF04-88	5665927	449135	TBD	357	90	-55	Mar 15 2004	Mar 17 2004	258.78
	MF04-89	5665900	449180	TBD	357	90	-55	Mar 17 2004	Mar 18 2004	78.94
Subtotal										3,790.09

Grand Total										7,342.53

Appendix 9
2004 Winter Diamond Drill Program - Summary of assay values >1 Au g/t
Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype

MF04-55	32.00	32.80	0.80	1.11	Wk Dfmd Altd Plw Basalt

	36.00	36.40	0.40	1.05	Mod-Str Dfmd Bt Basalt

	77.20	77.95	0.75	1.04	MAC-1 Fault Zone
	77.95	78.40	0.45	2.50	Carb Vein
	77.20	78.40	1.20	1.59	Average

	87.30	87.70	0.40	1.01	Wk Dfmd Chloritic Basalt

MF04-56	259.50	259.90	0.40	1.85	Msv Carb-Chl-Amph Altd UM

	401.80	402.50	0.70	2.89	Carb-Chl-Bt Altd UM
	402.50	403.20	0.70	1.16	Carb-Chl-Bt Altd UM
	403.20	404.00	0.80	4.01	Carb-Chl-Bt Altd UM
	404.00	404.50	0.50	1.31	Carb-Chl-Bt Altd UM
	404.50	405.20	0.70	1.24	Carb-Chl-Bt Altd UM
	405.20	406.00	0.80	0.39	Carb-Chl-Bt Altd UM
	406.00	407.00	1.00	3.19	Carb-Chl-Bt Altd UM
	407.00	407.90	0.90	3.58	Carb-Chl-Bt Altd UM
	401.80	407.90	6.10	2.34	Average

	412.60	413.30	0.70	5.11	Diorite Dyke

	466.00	466.75	0.75	1.27	Wk-Mod Chl Altd Mafic Dyke

	471.80	472.47	0.67	1.96	Wk-Mod Chl Altd Mafic Dyke

MF04-57	65.20	66.00	0.80	1.04	Wk-Mod Dfmd Chl & Bt Basalt

	118.30	118.65	0.35	2.42	Wk Dfmd Bt Basalt

	157.30	158.30	1.00	1.73	Mod Dfmd Chl & Bt Basalt

	258.90	259.70	0.80	2.78	Mod-Str Dfmd Vnd Bt Basalt

	284.00	284.55	0.55	67.60	Siliceous Unit

MF04-58	45.30	46.00	0.70	3.23	Felsic Intrusive

MF04-59	NSV

MF04-60	NSV

MF04-61	23.70	24.20	0.50	1.50	Wk Dfmd Bt Basalt

	45.10	45.80	0.70	6.85	M-Str Dfm+Vnd Bt Basalt
	45.80	46.20	0.40	55.20	M-Str Dfm+Vnd Bt Basalt
	46.20	46.50	0.30	2.13	M-Str Dfm+Vnd Bt Basalt
	46.50	46.80	0.30	19.65	Complex QC-Chl Vein-VG
	46.80	47.40	0.60	7.45	Complex QC-Chl Vein
	47.40	47.90	0.50	8.20	Complex QC-Chl Vein
	47.90	48.55	0.65	1.10	Mod-Str Dfm+Vnd Bt Basalt
	48.55	49.05	0.50	0.90	Mod-Str Dfm+Vnd Bt Basalt
DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype
	49.05	49.90	0.85	0.10	Mod-Str Dfm+Vnd Bt Basalt
	49.90	50.50	0.60	0.49	Mod-Str Dfm+Vnd Bt Basalt

	50.50	51.00	0.50	0.08	Mod-Str Dfm+Vnd Bt Basalt
	51.00	51.40	0.40	2.08	Mod-Str Dfm+Vnd Bt Basalt
	51.40	51.90	0.50	3.21	Mod-Str Dfm+Vnd Bt Basalt
	51.90	52.30	0.40	6.77	Mod-Str Dfm+Vnd Bt Basalt
	45.10	52.30	7.20	6.76	Average
	45.10	47.90	2.80	14.99	including
	45.80	46.80	1.00	28.61	including

MF04-62	52.20	52.90	0.70	1.65	Fractured Bt Basalt (Fault Zn)
	52.90	53.70	0.80	1.83	Fractured Bt Basalt (Fault Zn)
	52.20	53.70	1.50	1.74	Average

	55.10	55.90	0.80	6.63	Mod Dfmd Vnd Bt Basalt
	55.90	56.40	0.50	4.89	Mod Dfmd Vnd Bt Basalt
	56.40	56.90	0.50	1.25	Mod Dfmd Vnd Bt Basalt
	56.90	57.60	0.70	1.90	Mod Dfmd Vnd Bt Basalt
	57.60	58.00	0.40	3.00	Mod Dfmd Vnd Bt Basalt
	58.00	58.80	0.80	14.40	Mod Dfmd Vnd Bt Basalt
	58.80	59.20	0.40	5.53	QC Vein
	59.20	59.90	0.70	70.80	QC Vein-VG
	55.10	59.90	4.80	15.46	Average
	58.00	59.90	1.90	33.31	including

MF04-63	33.00	33.30	0.30	3.01	Mod'y def'd pillow basalt

	47.90	48.20	0.30	3.27	Wk'y def'd altered pillow basalt

MF04-64	NSV

MF04-65	NSV

MF04-66	75.40	75.80	0.40	2.00	Wk-Mod Dfmd Chl & Bt Basalt

MF04-67	4.80	5.50	0.70	2.46	Sericitized Felsic Dyke

	61.80	62.70	0.90	1.36	Wk-Mod Dfmd Bt Basalt

	74.40	74.85	0.45	3.39	Bleached Fault Zone
	74.85	75.35	0.50	4.48	Wk-Mod Dfmd Bt Basalt
	75.35	76.20	0.85	0.27	Wk-Mod Dfmd Bt Basalt
	76.20	76.90	0.70	2.90	Wk-Mod Dfmd Bt Basalt
	74.40	76.90	2.50	2.41	Average

	81.90	82.40	0.50	2.65	Wk-Mod Dfmd Bt Basalt

	108.55	109.00	0.45	1.08	Qtz-Carb Zone

MF04-68	46.35	47.00	0.65	1.87	Mod-Str Dfmd Bt-Carb Basalt

	55.40	56.10	0.70	5.12	Complex Carb-Qtz-Chl Vein
	56.10	56.85	0.75	4.29	Str Dfmd & Blchd Bt Basalt
	56.85	57.35	0.50	3.67	Altered IF
	57.35	58.05	0.70	1.98	Wk-Mod Dfmd Bt-Carb Basalt
	58.05	58.50	0.45	8.81	Wk-Mod Dfmd Bt-Carb Basalt
	58.50	59.50	1.00	0.81	Wk-Mod Dfmd Bt-Carb Basalt
	59.50	60.10	0.60	0.94	Wk-Mod Dfmd Bt-Carb Basalt
	60.10	60.52	0.42	2.88	Altered IF
	60.52	61.00	0.48	0.18	Wk-Mod Dfmd Bt-Chl Basalt
DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype
	61.00	61.35	0.35	1.46	Altered IF
	61.35	62.10	0.75	1.35	Altered IF
	55.40	62.10	6.70	2.71	Average
	55.40	58.50	3.10	4.51	including
	58.05	58.50	0.45	8.81	including

	67.70	68.20	0.50	1.02	Qtz-(Chl) Vein

	69.60	69.95	0.35	2.10	Qtz-Chl Vein

MF04-69	NSV

MF04-70	52.40	52.80	0.40	2.45	Fractured biotitic basalt

MF04-71	18.10	18.40	0.30	2.38	Mod Defd Biotitic Basalt

	24.55	25.30	0.75	1.49	Qtz Flooded Iron Formation

	28.74	29.37	0.63	1.30	IF (Hanging Wall IF)
	29.37	30.00	0.63	2.91	IF (Hanging Wall IF)
	28.74	30.00	1.26	2.11	Average

	131.50	132.12	0.62	3.97	Wk Dfm Bt Bas (Sx Impregnated)

	191.72	192.72	1.00	1.19	Str Dfmd Bt Basalt

MF04-72	47.20	47.70	0.50	1.10	Mod Defd Talcose UM (Kom?)

	63.60	64.30	0.70	2.88	Str Defd Vnd Bt-(Chl) Basalt
	64.30	64.70	0.40	5.85	Str Defd Vnd Bt-(Chl) Basalt
	64.70	65.40	0.70	0.12	Colliform Banded Carb-(Chl) Vein
	65.40	65.90	0.50	1.42	Str Defd Chl-(Bt) Basalt
	63.60	65.90	2.30	2.24	Average

	105.40	106.00	0.60	1.50	W-Mod Defd Chl-(Bt)-(Carb) Bas

	112.10	112.80	0.70	1.42	Wkly Defd Chl-(Bt) Basalt

	135.58	136.55	0.97	1.72	Altd Banded Iron Formation

	137.20	137.90	0.70	1.10	Altd Banded Iron Formation

	151.55	152.10	0.55	1.14	Disrupted Sx'd IF

	155.50	156.20	0.70	1.43	BIF

	179.00	179.53	0.53	1.73	Bt (Bleached) Fault Zone

	184.95	185.70	0.75	1.46	Bt (Bleached) Fault Zone

	244.00	245.00	1.00	1.53	Wk-Mod Dfm Bt-Carb-Chl Bas

MF04-73	50.38	51.40	1.02	1.16	Mod-Str Dfmd Vnd Bt Basalt
	51.40	52.17	0.77	0.21	Mod-Str Dfmd Vnd Bt Basalt
	52.17	53.50	1.33	2.07	Mod-Str Dfmd Vnd Bt Basalt
	53.50	54.20	0.70	2.46	Mod-Str Dfmd Vnd Bt Basalt
	54.20	55.20	1.00	11.80	Str Dfmd Veined Min'd Basalt
	55.20	56.20	1.00	0.86	Str Dfmd Veined Min'd Basalt
	56.20	57.20	1.00	0.13	Str Dfmd Veined Min'd Basalt
	57.20	57.68	0.48	0.13	Str Dfmd Veined Min'd Basalt
DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype
	57.68	58.50	0.82	5.79	Str Dfmd Veined Min'd Basalt
	58.50	59.00	0.50	2.30	Str Dfmd Veined Min'd Basalt
	59.00	59.50	0.50	2.67	Str Dfmd Veined Min'd Basalt
	59.50	60.00	0.50	1.75	Str Dfmd Veined Min'd Basalt
	60.00	61.00	1.00	5.32	Str Dfmd Veined Min'd Basalt
	50.38	61.00	10.62	3.02	Average
	52.17	55.20	3.03	5.37	including
	54.20	55.20	1.00	11.80	including
	57.68	61.00	3.32	4.04	including

MF04-74	59.72	60.03	0.31	1.37	Str Dfmd Vnd Min'd Bt Basalt
	60.03	61.22	1.19	0.76	Str Dfmd Vnd Min'd Bt Basalt
	61.22	62.13	0.91	1.07	Str Dfmd Vnd Min'd Bt Basalt
	62.13	63.30	1.17	0.26	Str Dfmd Vnd Min'd Bt Basalt
	63.30	64.42	1.12	0.16	Str Dfmd Vnd Min'd Bt Basalt
	64.42	64.90	0.48	0.45	Str Dfmd Vnd Min'd Bt Basalt
	64.90	65.65	0.75	0.87	Str Dfmd Vnd Min'd Bt Basalt
	65.65	66.30	0.65	0.47	Str Dfmd Vnd Min'd Bt Basalt
	66.30	67.80	1.50	0.07	Str Dfmd Vnd Min'd Bt Basalt
	67.80	68.85	1.05	0.41	Str Dfmd Vnd Min'd Bt Basalt
	68.85	69.34	0.49	6.39	Str Dfmd Vnd Min'd Bt Basalt
	69.34	70.00	0.66	20.30	Str Dfmd Vnd Min'd Bt Basalt
	70.00	71.74	1.74	5.99	Str Dfmd Vnd Min'd Bt Basalt
	71.74	72.10	0.36	5.22	Str Dfmd Vnd Min'd Bt Basalt
	59.72	72.10	12.07	2.76	Average
	68.85	72.10	3.25	8.87	including
	69.34	70.00	0.66	20.30	Including

MF04-75	112.85	113.28	0.43	1.67	IF

	119.16	119.81	0.65	1.79	Wk Dfmd Bt Chl Basalt

	123.85	124.66	0.81	4.30	IF

	144.00	144.40	0.40	2.01	Wk Dfmd Bt Basalt
	144.85	145.67	0.82	3.49	Wk Dfmd Bt Basalt
	144.00	145.67	1.67	2.20	Average

MF04-76	49.40	50.20	0.80	1.46	Int Intrusive

	64.70	65.50	0.80	1.27	Str Dfmd Vnd Bt Basalt

	68.95	69.68	0.73	1.05	Str Dfmd Vnd Bt Basalt

	91.75	92.75	1.00	6.21	Silicified Basalt(?)
	92.75	93.75	1.00	0.22	Silicified Basalt(?)
	93.75	94.98	1.23	5.10	Sheared Bt Sericitic Basalt
	94.98	96.75	1.77	0.03	Porphyritic Diorite
	96.75	98.45	1.70	0.03	Porphyritic Diorite
	98.45	99.10	0.65	2.02	Intense Dfmd Vnd Min'd Bt Bas
	99.10	100.10	1.00	0.53	Intense Dfmd Vnd Min'd Bt Bas
	100.10	101.13	1.03	0.07	Intense Dfmd Vnd Min'd Bt Bas
	101.13	102.50	1.37	0.87	Intense Dfmd Vnd Min'd Bt Bas
	102.50	103.50	1.00	3.12	Intense Dfmd Vnd Min'd Bt Bas
	103.50	104.50	1.00	1.83	Intense Dfmd Vnd Min'd Bt Bas
	104.50	105.15	0.65	1.64	Intense Dfmd Vnd Min'd Bt Bas
	105.15	106.15	1.00	0.63	Intense Dfmd Vnd Min'd Bt Bas
	106.15	107.15	1.00	0.25	Intense Dfmd Vnd Min'd Bt Bas
	107.15	108.15	1.00	0.85	Intense Dfmd Vnd Min'd Bt Bas
DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype
	108.15	109.15	1.00	10.40	Intense Dfmd Vnd Min'd Bt Bas
	91.75	109.15	17.40	1.96	Average
	91.75	94.98	3.23	3.93	including
	102.50	109.15	6.65	2.73	Including
	108.15	109.15	1.00	10.40	Including

MF04-77	33.85	34.50	0.65	1.24	Wk Sx'd BIF

	46.00	46.50	0.50	1.68	Msv Chloritic Basalt

	148.00	148.80	0.80	2.01	Wk-Mod Dfmd Talcose UM

	167.35	168.00	0.65	2.02	F. Layer Greywacke(Part Dirty IF)

	201.35	202.20	0.85	1.29	Mod Sx Altd BIF

	241.20	242.00	0.80	1.18	Mod Dfmd Bt-(Chl) Plw Basalt

MF04-78	17.78	18.55	0.77	1.38	Qtz-Carb Vein Zone
	18.55	19.30	0.75	1.47	Qtz-Carb Vein Zone
	17.78	19.30	1.52	1.42	Average

	109.00	110.00	1.00	3.01	Intensely Defd Vnd Minl'd Bt Bas
	110.00	111.00	1.00	0.23	Intensely Defd Vnd Minl'd Bt Bas
	111.00	111.91	0.91	0.03	Intensely Defd Vnd Minl'd Bt Bas
	111.91	112.50	0.59	1.99	Intensely Defd Vnd Minl'd Bt Bas
	112.50	113.10	0.60	0.27	Intensely Defd Vnd Minl'd Bt Bas
	113.10	113.98	0.88	1.10	Intensely Defd Vnd Minl'd Bt Bas
	109.00	113.98	4.98	1.12	Average

	126.30	127.00	0.70	3.03	Qtz-Ank-Chl Vein Zone
	127.00	127.63	0.63	2.60	Qtz-Ank-Chl Vein Zone
	126.30	127.63	1.33	2.83	Average

	138.22	139.05	0.83	1.09	Msv Basalt

MF04-79	19.50	21.17	1.67	1.99	Mod Defd Vnd Bt Basalt
	21.17	21.85	0.68	2.88	Qtz-Carb Vein Zone
	19.50	21.85	2.35	2.24	Average

	28.80	29.30	0.50	1.66	W-Mod Defd Bt Basalt

	60.40	60.97	0.57	13.65	W-Mod Defd Bt Basalt
	60.97	62.00	1.03	0.51	W-Mod Defd Bt Basalt
	62.00	62.80	0.80	1.31	W-Mod Defd Bt Basalt
	62.80	63.41	0.61	4.78	W-Mod Defd Bt Basalt
	60.40	63.41	3.01	4.08	Average
	60.40	60.97	0.57	13.65	including

	79.74	80.37	0.63	4.96	W-Mod Defd Vnd Bt Basalt

	116.37	117.37	1.00	1.19	Intermediate Intrusive

	136.46	136.86	0.40	100.00	VG in narrow qtz vein

	216.50	217.00	0.50	2.17	W-Mod Defd Basalt

	227.70	228.70	1.00	1.53	Carb-Chl Altd UM

DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype
MF04-80	46.98	47.92	0.94	1.33	Str Dfmd Bt Basalt

	79.20	79.84	0.64	1.61	IF

	87.28	87.90	0.62	3.16	IF
	87.90	88.50	0.60	2.41	IF
	88.50	89.10	0.60	1.37	IF
	89.10	89.77	0.67	2.07	IF
	87.28	89.77	2.49	2.25	Average

	115.20	116.10	0.90	2.85	IF

	164.75	165.50	0.75	1.61	Fault
	165.50	166.45	0.95	0.05	Mod Dfmd Bt Plw Basalt
	166.45	167.00	0.55	2.92	Fractured Ank Vein
	164.75	167.00	2.25	1.27	Average

	190.45	191.35	0.90	1.25	Str Dfmd Chl Basalt

MF04-81	78.20	79.00	0.80	2.43	Altered IF

	85.00	85.80	0.80	2.02	Mod Dfmd Wk Frac Bt Basalt

MF04-82	64.00	64.60	0.60	3.02	Str Dfmd Bt Basalt
	64.60	65.00	0.40	5.64	Ank Veining/Carb-Chl Flood Zn
	65.00	65.40	0.40	6.85	Ank Veining/Carb-Chl Flood Zn
	65.40	65.80	0.40	7.74	Ank Veining/Carb-Chl Flood Zn
	64.00	65.80	1.80	5.50	Average

	85.00	86.00	1.00	6.13	Fels Dyke w Carb-Chl Vns/Flood
	86.00	87.00	1.00	7.01	Fels Dyke w Carb-Chl Vns/Flood
	85.00	87.00	2.00	6.57	Average

	93.00	94.00	1.00	1.15	Sericitized Felsic Dyke

	103.70	104.23	0.53	2.48	Mod-Wk Dfmd Bt Chl Basalt

MF04-83	23.40	24.00	0.60	5.47	Str Defd Vnd Bt Basalt

	146.10	146.95	0.85	4.34	Wkly Defd Chl + Bt Basalt

	151.00	152.50	1.50	1.02	Wkly Defd Chl + Bt Basalt

MF04-84	10.45	11.45	1.00	1.48	Mod Dfmd Bt Basalt
	11.45	12.45	1.00	1.20	Mod Dfmd Bt Basalt
	10.45	12.45	2.00	1.34	Average

	147.30	147.80	0.50	1.48	Wk-Mod Dfmd Bt Basalt

MF04-85	80.44	81.30	0.86	1.54	Aspy-Rich, M-Str Defd Bt Basalt

	93.10	93.87	0.77	1.55	Mod Defd Bt Basalt
	93.87	94.57	0.70	0.17	Ank Vein
	94.57	95.45	0.88	0.02	Wkly Defd Bt Basalt
	95.45	96.45	1.00	0.06	Wkly Defd Bt Basalt
	96.45	96.75	0.30	7.84	Qtz-Cb-Chl- Sulph Vein / IF??
	93.10	96.75	3.65	1.02	Average
	96.45	96.75	0.30	7.84	including

DDH	From (m)	To (m)	Interval (m)	Au (g/t)	Rocktype
	109.30	110.15	0.85	1.91	Qtz Vein or IF??

	128.25	128.65	0.40	1.69	Qtz-Carb Vein? - IF?

	170.25	170.75	0.50	3.32	Felsic Dyke

	174.50	175.10	0.60	1.30	Mod Defd Sulphidized Bt-Chl Basalt

MF04-86	20.90	21.65	0.75	1.36	Wk Dfmd Plw Basalt

	40.80	41.30	0.50	3.55	Wk-Mod Dfmd Bt Basalt

	57.30	57.70	0.40	1.81	Wk-Mod Dfmd Bt Basalt

	66.80	67.10	0.30	3.17	Wk-Mod Dfmd Chl & Bt Basalt

MF04-87	35.50	36.50	1.00	1.22	Mod Dfmd Bt Basalt

	44.30	44.90	0.60	2.22	Mod Dfmd Bt Basalt

	61.40	61.80	0.40	1.44	Mod Dfmd & Vnd Bt Basalt

	64.25	65.00	0.75	7.36	Mod Dfmd & Vnd Bt Basalt

	65.00	65.50	0.50	4.65	Mod Dfmd & Vnd Bt Basalt
	64.25	65.50	1.25	6.28	Average

	74.00	74.40	0.40	2.12	Wk Dfmd Chl & Bt Basalt

MF04-88	99.20	99.50	0.30	2.30	W-Mod Defd Bt Basalt

	140.40	141.07	0.67	1.31	W-Mod Biotitic Basalt

	153.12	153.72	0.60	1.60	Strongly Biotitic Vnd Basalt

	210.85	211.83	0.98	1.31	W-Mod Defd Bt Basalt
	211.83	212.51	0.68	2.71	W-Mod Defd Bt Basalt
	212.51	214.00	1.49	1.77	W-Mod Defd Bt Basalt
	210.85	214.00	3.15	1.83	Average

MF04-89	48.46	48.80	0.34	32.00	Mod Defd & Vnd Bt Basalt
	48.80	49.80	1.00	3.58	Mod Defd & Vnd Bt Basalt
	49.80	50.25	0.45	11.35	Mod Defd & Vnd Bt Basalt
	50.25	50.75	0.50	11.50	Mod Defd & Vnd Bt Basalt
	48.46	50.75	2.29	11.06	Average
	48.46	48.80	0.34	32.00	including

	55.75	56.20	0.45	2.63	Mod Defd Bt + Chl Basalt

	58.50	59.10	0.60	2.18	Wkly Defd Bt + Chl Basalt

	62.40	63.10	0.70	1.35	W-Mod Defd Bt Basalt

	69.85	70.30	0.45	10.15	Sericitized Qtz Porphyry
	70.30	70.90	0.60	15.70	Sericitized Qtz Porphyry
	70.90	71.90	1.00	14.60	Sericitized Qtz Porphyry
	69.85	71.90	2.05	13.95	Average

Appendix 10
Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the McFinley Exploration Project. The geologist in charge of logging will be responsible for adhering to the following Protocol:

General:

  Standardized McFinley sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
  Standards will be entered every 25th sample. Blanks will be entered into the sample flow, following directly after the standards.
  Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 25 samples.
  All sample booklets will be clearly marked up, with the 'From-To', and geochemical analysis that will be applied. Unless otherwise stated, all samples to be assayed for gold will be analyzed with a screen metallic assay. The 'From-To' will also be marked on a portion of the tag that will remain in the core box.

Marking Core:

  The beginning of a sample will be clearly marked with a Grease Pencil, by a line perpendicular to the core, with an arrow clearly showing the direction in which the sample is to be taken. This format will be reproduced for the finishing line of the sample. A line will be traced along the long axis of the core, defining the 'Cutting Line' that the core cutter will follow.

  The sample tag will be placed at the beginning of the sample.

Double-Check:

  It will be the geologists' job to double-check on the samples once they are cut and verify that all of the samples collected are properly labeled, with the sample tags inside of the sample bags.
198

APPENDIX 11
Assay Methods and Detections - ALS Chemex laboratories

Gold - Fire Assay Fusion

For fully quantitative total gold contents, the fire assay procedure is still the preferred choice by laboratories all over the world. Typically the samples are mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation. The final technique used to determine the gold and other precious metals contents of the residue can range from a balance (for very high grade samples), to AAS, ICP-AES or ICP-MS.

Method code	Description	Range (ppm)
	Au by fire assay and AAS.	0.005 - 10
Au-AA24	50 g nominal sample weight.

ICP -Four acid "near total" digestion

Quantitatively dissolves nearly all elements for the majority of geological materials. Only the most resistive minerals, such as Zircons, are only partially dissolved using this procedure.

Method code		27 elements by HF-HNO3-HClO4 acid digestion, HCl leach and ICP-AES.
ME-ICP61
Elements and Ranges (ppm)
Ag	(0.5 - 100)	Cd	(0.5 - 500)	Mn	(5 - 10,000)	Sb	(5 - 10,000)
Al	(0.01% - 25%)	Co	(1 - 10,000)	Mo	(1 - 10,000)	Sr	(1 - 10,000)
As	(5 - 10,000)	Cr	(1 - 10,000)	Na	(0.01% - 10%)	Ti	(0.01% - 10%)
Ba	(10 - 10,000)	Cu	(1 - 10,000)	Ni	(1 - 10,000)	V	(1 - 10,000)
Be	(0.5 - 1000)	Fe	(0.01% - 25%)	P	(10 - 10,000)	W	(10 - 10,000)
Bi	(2 - 10,000)	K	(0.01% - 10%)	Pb	(2 - 10,000)	Zn	(2 - 10,000)
Ca	(0.01% - 25%)	Mg	(0.01% - 15%)	S	(0.01% - 10%)

(Reproduced from ALS Chemex website)

TECHNICAL REPORT

on the

GOLDEN PROMISE PROPERTY

BADGER AND GRAND FALLS MAP SHEETS, CENTRAL NEWFOUNDLAND

for

RUBICON MINERALS CORPORATION

Prepared by: Qualified Person

David A. Copeland, B.Sc. (Hons.), M.Sc., P.Geol.

April 26, 2004

200

TABLE OF CONTENTS

SUMMARY	203
1.0 INTRODUCTION AND TERMS OF REFERENCE	205
2.0 DISCLAIMER	205
3.0 PROPERTY DESCRIPTION AND LOCATION	205
3.1 Golden Promise - Placer Dome Option	205
3.2 Golden Promise - Mercer Option	206
3.3 Tom Joe - Keats Option	206
3.4 Badger - Kennedy Option	206
4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
207
5.0 HISTORY	209
6.0 GEOLOGICAL SETTING	209
6.1 Regional Geology	209
6.2 Property Geology	209
6.2.1 Stratigraphy	209
6.2.2 Structure	210
6.2.3 Alteration	210
FIGURE 3. LOCAL GEOLOGY AND SELECT ROCK ASSAYS ON THE GOLDEN PROMISE
PROPERTY	212
7.0 DEPOSIT TYPES	213
8.0 MINERALIZATION	213
8.1 Mode of Occurrence	213
8.2 Mineralized Zones	214
9.0 EXPLORATION	214
9.1 Prospecting and Rock Grab Sampling	214
9.2 Soil Sampling	215
9.3 Trenching	215
9.4 Airborne Geophysical Survey	218
10.0 DRILLING	218
10.1 August 2002	218
10.2 October to December 2003	219
FIGURE 5. VERTICAL LONGITUDINAL SECTION, JACLYN ZONE	224
11.0 SAMPLING METHODOLOGY AND APPROACH	225
12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY	225
13.0 DATA VERIFICATION	226
14.0 INTERPRETATION AND CONCLUSIONS	226
14.1 Prospecting and Rock Grab Sampling	226
14.2 Soil Sampling	226
14.3 Trenching	226
14.4 Airborne Geophysical Surveys	226
14.5 Diamond Drilling	227
15.0 CONCLUSIONS AND RECOMMENDATIONS	227
16.0 REFERENCES	229
17.0 CERTIFICATE OF THE QUALIFIED PERSON	231

LIST OF TABLES

Table 1. List of Mineral Licences	206
Table 2. Airborne survey details	218
Table 3. 2002 & 2003 drillhole location and collar data	221
Table 4. Significant Results from 2002 and 2003 drilling	222

LIST OF FIGURES

Figure 1. Location map of the Golden Promise Property, central Newfoundland	208
Figure 2. Regional geology of the Golden Promise Property and surrounding area	211
Figure 3. Local geology and select rock assays on the Golden Promise Property	212
Figure 4. 2002 and 2003 trench and drillhole locations, Jaclyn Zone	217
Figure 5. Vertical longitudinal section, Jaclyn Zone	224

SUMMARY

This report has been prepared to meet the Annual Information Form requirements of Rubicon Minerals Corporation in 2004.

The Golden Promise Property is located immediately west of the Town of Grand Falls-Windsor and encompasses the Town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13 (Figure 1). Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways, which transect the property. The property comprises 23 map-staked licenses consisting of 2,150 claims for a total combined area of 53,750 ha. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon Minerals. The entire property is currently under option to Placer Dome (CLA) Canada Ltd.

Few mineral exploration companies targeted the Badger area prior to Rubicon Minerals Corporation's initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property.

Gold bearing quartz veins at Golden Promise are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian shale. The property is mapped as being underlain by Badger Group sediments located north of, and presumably up sequence of a conformable contact with Carodocian black shales, which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake supergroup. Stratigraphy in the area is mapped as being upright and moderately to steeply dipping (50º to 90º) with attitudes influenced by open to sub-isoclinal upright folds that plunge moderately towards the northeast. Mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn Zone.

The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia.

Gold bearing quartz vein float was discovered during the spring of 2002 by local prospector Mr. William Mercer, which eventually led to the discovery of the Jaclyn Zone. One composite sample from ~10 boulders assayed approximately 30 g/t Au. Exploration since August 2002 on the Golden Promise Property in Newfoundland, comprises a total of 3496.9 metres of diamond drilling in 33 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 16 trenches, B-horizon soil sampling and prospecting. The majority of the work, including all of the diamond drilling has focused on the Jaclyn Zone. Drilling programs during August 2002 and the fall of 2003 along with the airborne survey were completed with financial support ($344,165) from the Newfoundland and Labrador government's Junior Company Exploration Assistance Program (JCEAP). Total exploration expenditures, to the end of March 2004 on the Golden Promise Property, excluding GST/HST, are approximately $1,400,000.

Of the 33 holes completed to date 22 have intersected visible gold bearing veins. Highlights of the 2002 program include intersections of up to 16.57 g/t Au over an estimated true thickness of 1.64 m (GP02-01); 23.14 g/t Au over an estimated true thickness of 0.67 m (GP02-14); and 68.95 g/t Au over an estimated true thickness of 0.21 m (GP02-21). Results from the 2002 drill program document the Jaclyn vein system as developed over a minimum 225 m strike length to a vertical depth of 50 to 60 m and remains open in both strike directions and below 50 m vertical depth.

The 2003 drill program followed up on the successful drilling completed during the summer of 2002. Of the 12 holes drilled suring the 2003 program 7 intersected visible gold bearing quartz veins. Drilling was successful in drilling off two new gold bearing veins at Jaclyn North and Jaclyn South. Highlights include: 11.16 g/t Au over 1.6 metres (GP03-24), 18.18 g/t Au over 0.6 metres (GP03-25), 44.59 g/t Au over 0.3 metres (GP03-31), and 12.13 g/t over 0.35 metres (GP03-32).

Drilling during 2002 and 2003 was successful in defining gold bearing mineralization at the Jaclyn zone. Drilling defined the extent Jaclyn Zone to be 375 m in strike length and 192 m vertical depth. Drilling in hole GP03-31, 32 and 33 have shown the north (Jaclyn North Zone) and south (Jaclyn South Zone) boulder trains to be underlain by highly altered sedimentary stratigraphy that hosts visible gold bearing quartz veins, similar in style to that encountered within the Jaclyn zone. These new discoveries underscore the potential of Jaclyn North and South Zones to host gold bearing quartz veins similar in extent to the Jaclyn Zone.

Based on the highly encouraging results of exploration conducted to date a program comprising 2000 metres of diamond drilling, B-horizon soil sampling and prospecting is recommended for 2004. The combined budget of the proposed work is approximately $750,000.

This exploration program should be completed in three separate phases. The first phase of exploration should consist of a preliminary phase of drilling, totalling approximately 1000 m, designed to test the eastern extension of the Jaclyn North and Jaclyn Zones and the Justin's Hope gold occurrence. It is proposed that an initial 640 sample B-horizon soil sampling program be first conducted to further outline mineralization at the east end of the Jaclyn grid, and at the Justin's Hope, Branden and Shawn's Shot gold occurrences.

The second phase of exploration (Phase 2) will comprise a regional prospecting, geochemical and geological mapping program, designed to find new zones of gold mineralization within float and bedrock. The regional program should be completed over the course of three months during the summer of 2004.

The third phase of exploration will comprise drill testing (approximately 1000 m) during the late fall and follow-up on targets generated during the summer 2004 Phase 2 program or additional testing of the Jaclyn, Jaclyn North and Jaclyn South Zones and the Justin's Hope and Shawn's Shot gold occurrences. It is envisioned that this approach will lead to discovery of new areas of gold mineralization on the Golden Promise Property and leave the project poised for a drill intensive campaign in late 2004 and early 2005.

1.0 INTRODUCTION AND TERMS OF REFERENCE

This technical report on the Golden Promise Property ("Property") was prepared at the request of Rubicon Minerals Corporation ("Rubicon") with respect to the proposed filing of a current 43-101 F1 technical report as required by securities regulations.

Exploration since August 2002 on the Golden Promise Property in Newfoundland, comprises a total of 3496.9 metres of diamond drilling in 33 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 16 trenches, B-horizon soil sampling and prospecting. The majority of the work, including all of the diamond drilling has focused on the Jaclyn Zone. Drilling programs during August 2002 and the fall of 2003 along with the airborne survey were completed with financial support ($344,165) from the Newfoundland and Labrador government's Junior Company Exploration Assistance Program (JCEAP). Total exploration expenditures, to the end of March 2004 on the Golden Promise Property, excluding GST/HST, are approximately $1,400,000.

Information contained in this report is based on data collected by Rubicon from 2002 until present, unpublished company reports, public domain data including assessment reports filed with the Newfoundland and Labrador Department of Mines and Energy ("Mines and Energy"), and a variety of publications. The author and Qualified Person, David Copeland, has worked on the Golden Promise Property since October 2003.

The majority of exploration on the Property has centered on one main target area referred to as the Jaclyn Zone. This report covers details of exploration conducted since the summer of 2002 when Rubicon optioned and staked claims comprising the Property.

Gold values for work performed by Rubicon are reported as grams per metric tonne ("g/t"). Historic gold values are presented as originally reported and converted to g/t if required. A conversion factor of 34.28 is used to convert ounces per short ton ("oz/ton") to g/t. Currency is reported as Canadian dollars unless otherwise noted. All map coordinates are given as Universal Transverse Mercator (UTM) Projection, North American Datum (NAD) 27, Zone 21 coordinates.

2.0 DISCLAIMER

The author has relied on information provided by Rubicon Minerals Corporation on the legal status of claims that form the Golden Promise Property. Effort was made by the author to review the information provided for obvious errors and omissions; however, the author shall not be held liable for any errors or omissions relating to the legal status of claims described in this report.

3.0 PROPERTY DESCRIPTION AND LOCATION

The property is located immediately west of the town of Grand Falls-Windsor and encompasses the town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13 (Figure 1). Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways, which transect the property.

The property comprises 23 map-staked licenses consisting of 2,150 claims for a total combined area of 53,750 ha. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon Minerals. Table 1 summarizes the project's property and ownership details. Though several licences are not currently registered to Rubicon, Rubicon has registered its option agreements for each of the optioned properties. With the exception of the Tom Joe option (licence 4932M), all licences were issued in 2002 with only first year assessment filed to date or bonds posted in lieu of the first year's assessment. The Tom Joe option was issued in May of 1996 and has been held by several previous owners/operators. All claims are in good standing.

3.1 Golden Promise - Placer Dome Option

On August 29, 2003 Rubicon signed an agreement with Placer Dome (CLA) Canada Ltd. ("Placer") whereby Placer can earn an initial 55% interest in the Golden Promise property. The licences that are subject to the option agreement are listed in Table 1. Under the terms of the agreement, Placer must spend $5 million over a four-year period, including $1.5 million before the end of 2004 and a firm exploration commitment of $700,000 before the end of February 2004 (completed). Other terms of the agreement allow Placer the election, once it has met its initial $5 million commitment, to earn an additional 15% interest (to a maximum 70% interest) by delivering a bankable feasibility study on the project by the end of 2009. Failure to do so by this date will cause reversion back to a 55% Placer - 45% Rubicon Joint Venture. The agreement covers and incorporates the underlying Mercer, Keats and Kennedy options (listed below).

3.2 Golden Promise - Mercer Option

A portion of the property immediately surrounding the Jaclyn Zone (650 claims; 16,250 ha) is subject to an option agreement with Mr. Bill Mercer with payments totalling $230,000 [$60,000 paid] plus 100,000 Rubicon shares [20,000 paid] over 4 years. There is an underlying 2% NSR to Mr. Mercer of which Rubicon can purchase 1% for $1 million at any time and where Rubicon holds a right of first refusal on the remaining 1% NSR.

3.3 Tom Joe - Keats Option

A second prospector, Mr. Kevin Keats, also holds 6 claims (licence 4932M) under option to Rubicon Minerals within the greater property. These claims are subject to option and cash payments totalling approximately $49,000 over 3 years with the property subject to a 2.5% NSR payable to Mr. Keats of which 1.5% can be purchased by Rubicon for $1.5 million and where Rubicon holds a right of first refusal on the remaining 1% NSR.

3.4 Badger - Kennedy Option

Another portion of the property is under option from prospectors, Jacob Kennedy and Don Driscoll and is comprised of five licences totalling 64 map-staked claims (licences 8869M, 8870M, 8967M, 8968M & 8969M). These claims are subject to option payments totalling $30,000 and 15,000 Rubicon shares over 3 years with the property subject to a 2% NSR payable to the vendors of which 1% can be purchased by Rubicon for $1 million and where Rubicon holds a right of first refusal on the remaining 1% NSR.

Table 1. List of Mineral Licences

Mineral	No. of	Licence Holder	Issue Date	NTS
Licence No.	Claims
8945M	96	Rubicon Minerals Corporation	July 19, 2002	12A/16
8946M	180	Rubicon Minerals Corporation	July 19, 2002	12A/16
8947M	22	Rubicon Minerals Corporation	July 19, 2002	12A/16
8948M	32	Rubicon Minerals Corporation	July 19, 2002	12A/16
8950M	216	Rubicon Minerals Corporation	July 19, 2002	12A/16
8951M	200	Rubicon Minerals Corporation	July 19, 2002	12A/16
8953M	85	Rubicon Minerals Corporation	July 19, 2002	12A/16
8954M	50	Rubicon Minerals Corporation	July 19, 2002	12A/16, 02D/13
9062M	172	Rubicon Minerals Corporation	August 26, 2002	12A/16
9105M	154	Rubicon Minerals Corporation	October 4, 2002	12A/16
9106M	220	Rubicon Minerals Corporation	October 4, 2002	02D/13, 12A/16
9107M	188	Rubicon Minerals Corporation	October 4, 2002	02D/13, 12A/16
9108M	211	Rubicon Minerals Corporation	October 4, 2002	02D/13
8859M	12	William Mercer	June 21, 2002	12A/16
8864M	12	William Mercer	June 25, 2002	12A/16
8868M	168	Rubicon Minerals Corporation	June 25, 2002	12A/16
4932M	6	Kevin Keats	May 8, 1996	12A/16
8949M	62	Rubicon Minerals Corporation	July 19, 2002	12A/16

8869M	20	Jacob Kennedy	June 25, 2002	12A/16
8870M	24	Donald Driscoll	June 25, 2002	12A/16
8967M	4	Jacob Kennedy	July 22, 2002	12A/16
8968M	10	Jacob Kennedy	July 22, 2002	12A/16
8969M	6	Donald Driscoll	July 22, 2002	12A/16

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located immediately west of the town of Grand Falls-Windsor and encompasses the town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13 (Figure 1). Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways, which transect the property.

The property is characterized by a northeast trending topographic grain which is observed as a series of low, northeast trending ridges and valleys as well as a predominant parallel trend to the many ponds and rivers occurring on the property. Glacial features on the property suggest a dominant episode of northeastward ice flow as exemplified by striations with an average orientation of 58º (Newport, 2003).

Figure 1. Location map of the Golden Promise Property, central Newfoundland

4.0 HISTORY

Few mineral exploration companies targeted the Badger area prior to Rubicon Minerals Corporation's initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property.

Although the area of Golden Promise diamond drilling has periodically been staked prior to 2002, there is no record of any prior gold focused ground exploration in the area surrounding the Jaclyn Zone, however limited ground work has been completed over portions of the property including the Tom Joe Option and licence 8949M.

In the spring of 2002, local prospector Mr. William Mercer collected samples from quartz float exposed following a major forest fire, which swept through the area in 1999. One composite sample from approximately 10 boulders assayed approximately 30 g/t Au. Based on this occurrence, Rubicon optioned the property from Mr. Mercer in May 2002.

6.0 GEOLOGICAL SETTING

6.1 Regional Geology

The property is located within the Exploits subzone near the western edge of the Dunnage Zone (Figure 1). Rocks of the Dunnage Zone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean (Williams et al., 1988). Evolution of the Dunnage is divided into pre to syn-accretionary and post-accretionary phases (Swinden, 1990). The initial Cambrian to Mid-Ordovician pre to syn-accretionary phase is marked by periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame subzone rocks over the continent of Laurentia (Taconic Orogeny, Stevens 1970) and the Exploits subzone rocks over the Gondwana continental margin (Penobscot Orogeny). Continued closure of Iapetus during the Late Ordovician to Early Silurian corresponds to a period of sedimentation in fault bound basins (Dean, 1978; Kean et al., 1981). Post-accretion activation and reactivation of large strike-slip faults led to deposition of Silurian fluviatile sedimentary and terrestrial volcanic rocks (Szybinski et al., 1990; Coyle and Strong, 1987). Siluro-Devonian deformation (Salinic orogeny) resulted in crustal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism (Dean, 1978; Dallmeyer et al., 1983). Subsequent, possibly Alleghenian, Carboniferous faulting produced shallow pull-apart basins in which continental and shallow water sediments were deposited (Dean, 1978, Kean et al., 1981).

The Dunnage Zone is divided into the Notre Dame and Exploits subzones, separated by the Red Indian Line (Williams et al., 1988). The line (Figure 1) is an extensive fault system interpreted to separate rocks originating from opposing sides of the Iapetus Ocean that were not linked until the late Llanvirn to early Llandeilo (e.g., Evans & Kean, 2002).

Kean & Jayasinghe (1982) and Evans et al., (1994) divide the Badger map area (NTS 12A/16) into numerous lithostratigraphic units, many of which have been further separated on the basis of lithology. These units range in age from Middle Ordovician and older to Devonian, and comprise sedimentary, extrusive and intrusive rock types. Rocks of the Victoria Lake supergroup are stratigraphically overlain by a regionally extensive sequence of Carodocian black shale which separates rocks of the Victoria Lake supergroup to the south from overlying Ordovician to Silurian siliciclastic sediments of the Badger Group to the north (e.g., Evans and Kean, 2002). The Badger Group sediments are comprised of a flyschoid sequence of argillite, greywacke and conglomerate that ranges in age from Middle Ordovician to Early Silurian age (e.g., Evans and Kean, 2002).

6.2 Property Geology

6.2.1 Stratigraphy

The property is mapped (e.g. Evans et al., 1994) as being underlain by Badger Group sediments located north of, and presumably up sequence of a conformable contact with Carodocian black shales, which in turn overlie Middle

Ordovician epiclastic and sedimentary rocks of the Victoria Lake supergroup (Figure 3). Stratigraphy in the area is mapped as being upright and moderately to steeply dipping (50º to 90º) with attitudes influenced by open to sub-isoclinal upright folds that plunge moderately towards the northeast (Evans et al., 1994). Mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn Zone.

6.2.2 Structure

The Victoria Lake, Caradoc and Badger stratigraphy has been deformed about tight to isoclinal, upright, northeast plunging folds. F1 folds appear to be cut by the 411± 6 Ma Hodges Hill granite stock in the north. This supports a late Taconic to early Salinic age for D1 deformation (445-411 Ma), related to the juxtaposition of the Exploits Subzone with Laurantian overlap rocks, across the Red Indian Line. Quartz veins and major fault zones throughout the area trend northeast and seem to be related to deformation during formation of F1 folds.

6.2.3 Alteration

Alteration on the Golden Promise Property has, to date, only been recognized at the Jaclyn zone. Alteration associated with the veining extends to 10-15 metres either side of the zone, but varies somewhat from rock type to rock type. The most pronounced alteration is developed in fine-grained mudstone where light green 1-10mm clots, splotches, and bladed textured entities of silica-sericite-carbonate often coalesce into massive alteration sections. Locally, a yellowy green, more pervasive looking, sericite-iron carbonate alteration has developed. Superimposed on both above types of alteration, and most strongly developed immediately adjacent to the main vein, is a granular, black, carbonaceous, fracture-controlled "spider-web" to patchy textured, locally bedding replacement alteration. Scattered grains of mostly arsenopyrite with lesser pyrite and pyrrhotite, occur within the altered zones, but are most abundant immediately adjacent to the main vein. Some hairline pyrite fractures develop within 1 metre of the vein margin. A carbonatized, buff coloured, 0.5-1.2m thick steeply dipping, though lateraly restricted mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein.

Golden Promise Property Outline
Notre Dame Sub-zone
Exploits Sub-zone
RED INDIAN LINE
Badger
Buchans
Grand Falls-Windsor
Gander
GRUB LINE
DUNNAGE ZONE
GANDER ZONE
5520000
5480000
5440000
5400000
5360000
500000
540000
580000
620000
660000
Geology after Newfoundland Geological Survey Map 90-01 (Coleman-Sadd et al., 1988). Zone boundaries after Williams et al., 1988)
0 10 20 30 40 50
Kilometres
NAD27, UTM Zone 21U

Figure 2. Regional geology of the Golden Promise Property and surrounding area

212

E. Sil to E Dev
e.sil-e.dev
E. Sil to E Dev
L. Ord - E. Sil
E - M Ord
L. Ord
Neo-Prot
Cambro-Ord.
8
0
8
16 Kilometers

Figure 3. Local geology and select rock assays on the Golden Promise Property

6.0 DEPOSIT TYPES

Gold bearing quartz veins at Golden Promise are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian shale. The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia. These deposit types are characterized by the following geologic elements:

  Veins occur in "fields", hosted by short strike-extent faults (<1 km) in areas of 1 km by 8 to 12 km and parallel the structural grain;

  Veins are hosted by large antiformal culminations;

  The largest tonnage deposits generally occur within permeable turbidites, immediately beneath or within carbonaceous shale caprock;

  Gold occurs chiefly as free, coarse native gold;

  Gold occurs within laminated fault fill quartz veins (bedding parallel thrusts), and large tonnage saddle quartz stockworks and veins, and extension veins. Jogs in the laminated vein system;

  "Ore" chutes occur along the fold hinges, and parallel to fold hinges within the laminated veins;

  White mica, quartz, carbonate, sulphides (pyrite, arsenopryrite, pyrrhotite) and occasional albite characterize wallrock alteration envelopes; and

  Visible alteration extends 10 metres from the auriferous veins.

8.0 MINERALIZATION

8.1 Mode of Occurrence

The main quartz vein system (Jaclyn) zone is sub-vertical (80 to 85°), dipping mainly steeply to the southeast though to the east it dips steeply to the northwest, while its strike varies from 070° to 090° (true). The Jaclyn Zone vein system attains an estimated true thickness of close to 4 m, with individual veins up to 2.7 m thick.

The gold-bearing quartz veins of the Jaclyn Zone are milky white to grey in colour, comb-textured to locally vuggy, often stylolitic to banded, and inclusion rich; indicative of open space filling in an extensional tectonic setting. Visible gold distribution within a vein is generally restricted to 10-20 cm thick zones, often close to vein margins. Gold occurs as: i) specks (0.1 mm) to coarser 3 mm flakes along short fractures oriented perpendicular to the vein margin (comb quartz crystal boundaries); ii) along stylolitic seams with fine-grained arsenopyrite; iii) as scattered specks along rusty fractures parallel to the vein boundary; and, iv) and less commonly as isolated grains in massive quartz.

Accessory minerals include calcite, chlorite, sericite, iron carbonate, arsenopyrite, pyrite, galena, sphalerite, and chalcopyrite. Wall rock inclusions locally contain abundant arsenopyrite with lesser pyrite. Hosting the veins are predominantly very fine grained, weakly to well bedded mudstone/greywacke intercalated with more granular arkosic greywacke, and massive arkose with mudstone clasts to 2 cm. Very well preserved sedimentary structures such as load casts, flame structures, scours, and graded bedding suggest an upright facing, relatively shallow north northeast dipping sequence. Alteration associated with the veining extends for several metres to 15 m either side of the zone, but varies somewhat according to rock type. The most pronounced alteration is developed in fine-grained mudstone where light-green 1-10 mm spots and fracture alteration consisting of silica-sericite-carbonate locally coalesce into massive alteration sections. A 0.5 to 1.2 m thick steeply dipping, though laterally restricted mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein.

8.2 Mineralized Zones

Known gold zones on the Golden Promise Property include the Jaclyn, Jaclyn North and Jaclyn South zones. Other areas of anomalous gold-bearing quartz float and gold bearing quartz veins in bedrock exist at Justin's Hope, Branden and Shawn's Shot (7 km west-southwest of Jaclyn).

9.0 EXPLORATION

9.1 Prospecting and Rock Grab Sampling

Surface exploration completed by Rubicon during the summer of 2002 involved detailed prospecting to determine the extent of the gold-bearing quartz float, followed by the establishment of 20 km of gridline, magnetic/VLF-EM surveys, 2 km of IP surveying, and excavation of 9 trenches. Results of the ground geophysics are considered to have been ineffective at detecting the mineralized veins, however, several potential structures may be inferred from the data. The data is, however, considered too limited in lateral extents to confidently interpret structures. One of the trenches exposed a 1-2 m thick quartz vein system (Jaclyn Zone) with local abundant visible gold. Adjacent trenches, failed to expose the vein in bedrock due to thick overburden conditions and rapid water inflow, though numerous large quartz boulders were excavated from the trenches (Mullen, 2003).

Prospecting identified a 650 m long by 20 m wide boulder train apparently associated with and trending parallel to the vein and in the direction of glacial transport (i.e. southwest-northeast). Float sampled from this train returned grab sample assays ranging up to 18.2 g/t to 353.4 g/t Au. Two other sub-parallel boulder trains, to the south & northeast of the Jaclyn Zone, were documented and contain anomalous gold and arsenic values and locally visible gold in quartz vein material (Moore, 2003a, b).

Prospector, William Mercer, spent several months prospecting the property intermittently throughout the summer and fall of 2002 and summer of 2003. Rock samples were collected with emphasis placed on sampling rocks mineralized with sulphides or hosting visible alteration. Quartz vein float was sampled as a high priority. All samples were analyzed for gold (1 assay ton) at Eastern Analytical in Springdale and pulps shipped to ALS Chemex in Vancouver for four-acid "near complete" digestion and ICP-ES multi-element analyses.

Prospecting has been completed on a limited area to date, largely focusing on the overall north-easterly trend and potential along strike extensions of the Jaclyn zone as well as the three main boulder trains previously identified proximal to the Jaclyn zone (Figure 3). Results include four new areas outside of the boulder trains, which return gold values in excess of 1 g/t Au. These include two samples located 5.5 and 3.5 km southwest (i.e., up-ice, samples 135 & 125 respectively) of the Jaclyn zone as well as a bedrock sample located approximately 1.5 km west of Jaclyn (sample RNF18173) and a cluster of mineralized float located approximately 3.5 km northeast of Jaclyn on the northeast corner of licence 8868M (cluster of three samples including samples RNF18219, RNF18257, RNF18165).

The first two anomalous samples return gold values of 1.48 and 1.27 g/t Au respectively from quartz float, while sample RNF18173 is reported to assay 2.34 g/t Au from silicified sediment with quartz veins in bedrock. The cluster of three samples located to the northeast is all from quartz float material and include assays of 1.49, 1.36 and 335.90 g/t Au respectively. A small number of soil samples were collected from the area of the high-grade float and returned one anomalous sample assaying 110 ppb Au 120 m northwest of the float. The remaining soil samples collect from this area failed to return anomalous results, and the float remains unsourced.

Limited prospecting and follow-up sampling during the fall of 2003 was undertaken including follow-up on obvious structural discontinuities shown by the airborne magnetic and electromagnetic survey. In two of these areas, quartz float and or quartz veining in outcrop was found nearby.

Follow-up prospecting on a 2 g/t Au sample on the eastern part of the property along the Exploits River located an approximate 35 to 40 m wide zone of highly quartz veined black shale. Quartz veins range in width from 1 to 40 cm. Several samples were collected at this location (575350E/5421000N).

Follow-up prospecting was completed on a 35 g/t Au sample along the Exploits River, southwest of the Jaclyn Zone. The sample was previously described as subcrop but we are now confident that the protruding quartz vein is outcropping. The vein is approximately 35 cm wide and contains abundant visible gold on laminated surfaces and is very reminiscent of the vein within the Jaclyn zone. The vein is located approximately 1.5 m from competent outcropping black shale. Fractures within the black shale are sub-parallel to the strike of the vein (110/78). Quartz veins (1 to 15 cm) outcrop 250 m to the northeast of this site and are hosted within tightly (chevron) folded graphitic black shale and sandstone. Small-scale examples of breached anticlines exist exhibiting thin (<1 cm) quartz veins that parallel thin fault zones developed in anticlinal hinge zones. Several of these veins have sub-parallel orientation to the vein sampled further to the west.

Quartz float at the Justin's Hope occurrence continues to yield significant gold grade with assays from recent sampling assaying up to 10 g/t. Prospecting continues to prove efficient and successful in discovering new areas of interest.

9.2 Soil Sampling

A total of 893 B-horizon soil samples were collected over the Jaclyn, Jaclyn East, Justin's Hope and Branden gold occurrences. The sampling covers areas of anomalous gold bearing quartz boulders at a sample spacing of 25 m and line spacing of 100 to 200 metres.

All areas sampled show anomalous gold values. Twenty-eight (28) of the samples return strongly anomalous Au assays (20 to 8995 ppb). The data show anomalous samples (>20 ppb) clustering on all lines crossing the known extent of the Jaclyn zone. The soil samples do not reveal anomalous gold within soil overlying the Jaclyn North and Jaclyn South Zones.

The zone of anomalous Au in soils at Jaclyn East lies immediately within the area of Au bearing qtz float. This zone trends parallel to the main Jaclyn vein. This zone is also underlain by Caradoc shale and lies within the area of current greatest exploration potential. The soil anomalies coincide with the trace of the quartz float train and are in some cases broad (75 m by 400 m) with three consecutive anomalous samples on a line.

Soil sampling at Justin's Hope indicates several linear gold zones measuring as large as 500 m long by 25 m wide. Both zones of anomalous soils are open proceeding outside of the sampled area. The areas of anomalous soils are parallel to one another, oblique to the glacial transport direction and the trace of the boulder train (transported glacially?). The trend of the gold in soil zones is also sub-parallel to the trace of the Jaclyn vein and the zones are each coincident with the trace of underlying structures (fault or dykes) imaged on the EM resistivity and total magnetic intensity (TMI) survey.

Soil sampling at the Branden gold occurrence returned four anomalous samples that do not form any distinctly anomalous trend. The sampling is considered inconclusive and may be the results of alluvial deposits influencing the soil chemistry. Further analysis of the depositional setting of the sediments overlying the Branden occurrence is required to determine how best to proceed with future sampling.

9.3 Trenching

A total of nine trenches were excavated in three areas of the property where quartz float trains were delineated during the summer of 2002 (Mullen, 2003). Most of the trenching (7) was targetted along the "Main" quartz float train (Jaclyn Zone), while the "South" (Jaclyn South) and "Northeast" (Jaclyn East) trains were tested by one trench each. Only five of the trenches actually reached bedrock. The other four encountered up to 6 meters of overburden consisting of at least two till packages; an upper sandy-brown boulder till up to 5 meters thick and a lower, 1+ metre thick, grey, more clay-rich lodgement till.

The "Main" trench intermittantly exposed a 1-2 metre wide quartz vein system, locally with abundant visible gold over a length of 22 metres within a sequence of relatively flat lying mudstone and greywacke. A narrow mafic dyke was also exposed next to the quartz vein. Adjacent trenches ("West" and "East"), though failing to expose the vein directly due to very rapid water inflow, contained numerous large quartz boulders from close to the bedrock surface. During September and October 2002, these adjacent water filled trenches were partially drained using several 2 to 4 inch diameter volume pumps but too much mud had accumulated in the preceding two months, covering up any possible bedrock that had been initially exposed.

The "South" trench exposed feldspar-rich sediments (arkose) cut by a narrow, 6cm quartz-sulphide vein that contained minor gold (38 ppb Au). Also exposed was a 2cm quartz-pyrite veinlet, which returned 31 ppb Au. The bedrock source for the "South" quartz float train was not found.

The "Northeast" trench exposed very fine-grained, dark grey to black siliceous sediments locally with graphitic seams and a 17cm wide zone of semi-massive to nodular pyrite. Bedding appears to be steeper (70) compared to the "Main" and "South" trenches (10 -30 ). The pyrite zone was moderately anomalous in gold (195 ppb Au max.) and arsenic (up to 246 ppm As). As with the "South" trench, the bedrock source for the "Northeast" quartz float train was not exposed.

A small trenching program was carried out between October 28, and November 4, 2003 with a total of 7 trenches excavated (GPTR-01 through GPTR-07. Trenching on the Jaclyn North Zone (GPTR-01, 02), previously known as the north boulder train, exposed intercalated black mudstone and green-grey mudstone greywacke sequences and arkosic sandstone. Trench GPTR-01 exposed a sequence of mudstone/wacke that is separated from black mudstone by a 10 to 20 cm deformation zone parallel to the contact. This deformation zone is characterized by more intense fabric development and the presence of high-density quartz veins (1 to 3 cm) within a 1 m zone in the black mudstone. Bedrock on either side of this structure appears to have slightly different orientations with respect to bedding and possibly cleavage. Although significant quartz and calcite veins were exposed within bedrock in trench GPTR-01, the veins did not contain appreciable amounts of arsenopyrite or base metals and were not laminated as the boulders that overlie the trenched area. Samples collected from the trench did not return significant gold assay while samples of quartz float immediately overlying the trenched bedrock contained visible gold and returned assays up to 4 g/t Au.

Trenching over the Jaclyn South Zone (GPTR-03 to 06), previously known as the south boulder train, exposed mostly unaltered mudstone/greywacke sequences with interlayered arkosic sandstone. Trenching did not expose metre-scale arsenopyrite bearing quartz veins as indicated by the overlying float. Numerous 1 to 4 cm quartz veins are present in bedrock underlying the Jaclyn South Zone. Weakly altered mudstone in trench GPTR-03 may indicate proximity (10's of metres) to significant vein mineralization similar to the Jaclyn Zone. No bedrock was exposed in trench GPTR-06. Three test pits (GPTR-07) excavated at the Justin's Hope float occurrence struggled to expose bedrock. In one test pit, unaltered black mudstone was exposed that did not host significant quartz veining similar to that observed in the overlying quartz float train. Two other test pits failed to reach bedrock and were filled in. No samples were collected from the Justin's Hope test pits.

Legend
Quartz boulder train
Trace of quartz vein
Trench
Skidder road
Drainage
Diamond drillhole with identifier
Jaclyn North Zone
Jaclyn Zone
Jaclyn South Zone
L5300E 340 deg
L4700E 340 deg
BL5000N 070 deg
GP03-32
GP03-29
GP03-27
GP03-24
GP03-22
GP03-23
GP03-28
GP03-30
GP03-26
GP03-25
GP03-33
GP03-31
RUBICON MINERALS CORPORATION
GOLDEN PROMISE PROSPECT
JACLYN ZONE
2002 - 2003 EXPLORATION
0
100 metres
UTM NAD 27
April 25, 2004

9.4 Airborne Geophysical Survey

From October 21 to November 19, 8,250 line-km of high resolution, helicopter-borne electromagnetic/magnetic surveys were completed on the Golden Promise Property covering all licenses in Table 1. The survey also covered licences 8904M (21.5 line kilometres; held by Stephen Courtney) and 9886M (7.5 line kilometres; held by Gary E. Lewis) as well as un-staked areas to the east of licence 8946M (15 line kilometres) and to the west of licence 8954M (7 line kilometres). The survey was flown in two blocks (East and West) and was partially funded ($200,000) by the Government of Newfoundland and Labrador under the Junior Company Exploration Assistance Program (JCEAP).

The airborne survey covered the entire Golden Promise Property following the trace of the Caradocian shale horizon throughout the property. The survey (traverse) flight lines were generally flown in a north-south orientation (with the exception of Licence 4932M, flown East-west) with 75 m line spacing. Tie lines were spaced approximately 750 m and oriented orthogonal to the survey lines. A summary of the survey details is provided in Table 2.

All frequencies of resistivity and magnetic data show strong contrast in the underlying lithologies and reveal regional and local-scale folded and faulted stratigraphy, both potentially of critical significance for formation of gold bearing quartz veins. Abrupt transitions from high resistivity to low resistivity units marks the transition from siliciclastic rocks of the Victoria Lake and Badger siliciclastic metasediments to the Carodocian shale marker unit. The Carodocian shale occupies an approximate 450 metres thick layer throughout the survey area. The highly conductive nature of the rock is attributable to the relative high graphite and/or pyrite content of this black shale. This contrasting stratigraphy outlines tight north-plunging folds. In places, the folds have been offset by faults that trend parallel and transect the axial trace of the folds.

Table 2. Airborne survey details

		Traverse Line
Area	Area	Spacing	Traverse Line	Tie-Line km	Total	Traverse Line
	(km2)	(m)	km		Line-km	Direction

Golden	542.3	75	7,691	559	8,250	N-S
Promise

The most obvious magnetic features imaged by the survey are a pervasive set of ESE (110 degree) trending dykes, NE trending dykes and fault zones. Many of the magnetic dykes apparently terminate when passing from Badger or Victoria Lake sediments to the Carodocian shale unit. The magnetic dykes imaged within the survey area may be correlative to mafic plutonic rocks that intrude upper levels of the Victoria Lake. The age range for these rocks is 443-355 Ma or Early Silurian to Late Devonian. The large range in ages may reflect multiple suites. The age of the dykes is post deposition and younger than mafic volcanic units within the Victoria Lake dated at 515-460 Ma or Early Cambrian to Middle Ordovician. Dykes that post date the mineralized Jaclyn Zone also crosscut stratigraphy. Also note the trend of the magnetic mafic swarm from the magnetic maps (110 to 130 degrees) is sub-parallel to a 30 cm thick visible gold bearing vein in outcrop along the Exploits River (34 g/t Au). Observations at the Jaclyn Zone and from the regional detailed magnetic survey show that the majority of the dykes are syn- to late-deformation and faulting, and may be intimate with or structurally similar to gold bearing quartz veins. There is a strong spatial correlation between the occurrence of high-grade boulders and the trace of the Caradoc shale throughout the survey area. Although potentially coincidental, preliminary data suggest that the Carodocian shale is a favourable site for gold mineralization within the region.

10.0 DRILLING

A total of 3496.9 metres of diamond drilling in 33 holes have been completed at the Golden Promise Property to the end of the 2003 calendar year. The drilling has focussed on the gold bearing quartz veins system discovered during prospecting and trenching in early to mid- 2002.

10.1 August 2002

In August 2002, Rubicon completed a preliminary 21 hole, 1045 m, NQ & HQ core diamond drilling program along the Jaclyn vein system (Figure 4, Table 3; Mullen, 2003). Of the 17 holes to intersect the vein during the program, 15 contained visible gold (88% of the holes). Three of the other holes were lost due to technical difficulties and the fourth was not drilled deep enough to reach the vein. Highlights of the program include intersections of up to 16.57

g/t Au over an estimated true thickness of 1.64 m (GP02-01); 23.14 g/t Au over an estimated true thickness of 0.67 m (GP02-14); and 68.95 g/t Au over an estimated true thickness of 0.21 m (GP02-21). Results from the 2002 drill program document the Jaclyn vein system as developed over a minimum 225 m strike length to a vertical depth of 50 to 60 m and remains open in both strike directions and below 50 m vertical depth. Tabulated significant assays from the drilling program are presented in Table 4. A long section of the Jaclyn Zone is presented as Figure 5.

Petro Drilling of Springdale, NL carried out the diamond drilling from August 19 to September 14, 2002 using a unitized Longyear 38 drill rig equipped to drill both HQ and NQ-sized core. Drill sites and moves were made using a D6 bulldozer. Core was placed in wooden trays either supplied by Petro Drilling (NQ) or purchased directly from a supplier in Nova Scotia (HQ). Drill collars were accurately chained into the existing grid, marked with 4" X 4" wooden posts, and labelled with aluminium tags. A Pajari survey instrument was used to monitor drill hole deviation.

10.2 October to December 2003

A diamond drill program comprising 2,451.5 metres in 12 holes was completed on the Golden Promise Property from October 28 to December 18, 2003 (Figure 4, Table 3). Holes GP03-22 through GP03-33 were completed during the program and targeted the Jaclyn Zone. The 2003 drill program followed up on the successful drilling completed during the summer of 2002 (Mullen, 2003). Of the 12 holes drilled suring the 2003 program 7 intersected visible gold bearing quartz veins. Drilling was successful in drilling off two new gold bearing veins at Jaclyn North and Jaclyn South. Highlights include: 11.16 g/t Au over 1.6 metres (GP03-24), 18.18 g/t Au over 0.6 metres (GP03-25), 44.59 g/t Au over 0.3 metres (GP03-31), and 12.13 g/t over 0.35 metres (GP03-32).

Petro Drilling of Springdale, NL carried out the diamond drilling from October 28 to December 18, 2003 using a unitized Boyles 37 drill rig equipped to drill both HQ and NQ-sized core. Drill sites and moves were made using a D6 bulldozer. Core was placed in wooden trays either supplied by Petro Drilling (NQ/HQ) or purchased directly from a supplier in Nova Scotia (some HQ). A second drill rig was mobilized to site late in the program to insure completion of the planned drilling prior to Christmas. Drill collars were accurately chained into the existing grid, marked with 4" X 4" wooden posts, and labelled with aluminium tags. A Sperry-Sun Downhole survey instrument was used to monitor drill hole deviation, with test taken every 60 metres down the hole. Orientation of drill core (to collect structural measurements) was accomplished using an Ezy-Mark HQ core orientation tool.

Drill data was entered into an MS Access database using Lagger 2002 software. Drill logs and sections were created using Lagger 2002 and Downhole Explorer software, respectively. All drill data was initially recorded on paper log sheets that are on file at Rubicon office in Gander, Newfoundland. Gold assay highlights are summarized in Table 4 and on the vertical longitudinal section on Figure 5.

The first hole, GP03-22, intersected two 0.5 m quartz veins, between 132.2 m and 136.35 m depth, each containing at least 7 specks of visible gold (Figure 4). An approximate 10 cm arsenopyrite bearing quartz vein was also cut at a depth of approximately 159 metres. No visible gold was noted. Moderate to strongly altered mudstone was cut at around 260 m and the hole was allowed to continue to a depth of 283 metres. No significant veining was noted within this alteration zone. The veins are hosted by a sequence of variably altered, interlayered mudstone/greywacke and arkosic sandstone. The upper quartz vein zone assays 5.72 g/t Au across 0.95 m (132.2 to 133.15 m), including 11.36 g/t Au over 0.45 m (132.2 to 132.65 m). The quartz vein is bound on its lower surface by arsenopyrite-bearing wall rock assaying 0.64 g/t across 0.5 m (132.65 to 133.15 m). The lower quartz vein zone assays 3.48 g/t Au across 1.05 m (135.3 to 136.35 m), including 4.93 g/t Au over 0.55 m (135.8 to 136.35 m) and a zone of arsenopyrite-bearing wall rock carrying lower grade mineralization assaying 1.88 g/t Au over 0.5 m (135.3 to 135.8 m).

Hole GP03-23 intersected similar stratigraphy as hole 22 and included a 1.0 m quartz vein between 108.5 and 109.5 m associated with a mafic dyke (107.7 to 108.5 m) along its upper surface and a 10 cm fault gouge zone along the lower surface of the vein (Figure 4). This quartz vein is laminated and contains arsenopyrite and chalcopyrite. No visible gold was observed in the vein. This hole also intersected a zone (141.6 to 142.9 m) comprising a chilled mafic dyke that has intruded arsenopyrite- and chalcopyrite-bearing quartz vein (7 cm at upper contact, 5 cm at lower contact). As with hole GP03-22, alteration was encountered lower down in the hole however, no significant quartz veining was noted. The hole was terminated at a depth of 205 m. The upper vein zone in hole GP03-23 assays 0.67 g/t Au across 1.0 m (108.5 to 109.5 m). The lower vein zone returned a maximum assay of 1.43 g/t Au across 0.3 m (141.55 to 141.85 m).

Hole GP03-24 encountered a zone of quartz veining between 126.7 and 133.0 m that included intervals of altered wall rock and mafic dyke. In total, 13 specks of visible gold were noted over a total of 3.1 m of quartz vein (Figure 4). The hole finished at 197 m. As with the previous holes, GP03-24 indicates that the dip of the vein shallows to 75 degrees south. The vein zone in hole GP03-24 assays 4.18 g/t Au across 5.2 m (126.6 to 131.8 m), including 11.16 g/t Au across 1.6 m (126.6 to 128.2 m) or 4.99 g/t Au across 4.0 m (127.8 to 131.8 m). A maximum gold assay of 40.35 g/t Au (127.8 to 128.2 m) over 0.4 m was obtained from a single sample within the zone. The lower quartz vein section (132.4 to 133 m) assays 0.75 g/t Au across 0.7 m (132.3 to 133 m).

Hole GP03-25 encountered a narrow zone of quartz veining (247.45 to 247.9 m) that included intervals of altered wall rock and mafic dyke, similar to that of GP03-24 (Figure 4). In total, 31 specks of visible gold were noted over a 0.1 m of quartz vein. Au mineralization is associated with stylolitic vein textures and minor arsenopyrite. As with previous holes, GP03-25 indicates that the dip of the vein shallows to 74 degrees south. This hole intersected the Jaclyn zone at a maximum vertical depth of 192 m. Assays include 18.18 g/t over 0.6 m and 36.10 g/t over 0.3 m (247.62 m to 247.92 m).

Hole GP03-26 intersected the Jaclyn vein zone at a depth of 231.5 m (Figure 4). A zone of quartz veining and mafic dyke was intersected between 231.5 and 232.3 metres. This zone is geometrically and lithologically similar to the Jaclyn Vein zone intersected in other holes. No visible gold was noted within the hole. Variable altered lithic greywacke and mudstone is host to the vein.

Hole GP03-27 intersected the Jaclyn vein zone at a depth of 132 m down the hole and comprises a zone of quartz veining and mafic dykes (Figure 4). The quartz vein occupies approximately 80% percent of the interval (132.6 to 140.7m). The quartz vein zone was intersected at a vertical depth of 121 metres. A maximum gold assay of 2.63 g/t Au over 0.4 m was obtained from the quartz vein zone (2 specks of visible gold), while another sample from the zone graded 1.91 g/t Au over 0.6 m (Table 4).

Hole GP03-28 targeted the western continuation of the Jaclyn zone. Two significant quartz veins were intersected during drilling (Figure 4). The upper quartz vein (77.4 to 77.7 m) was 15 cm wide and contained up to 3% arsenopyrite and 1 to 2% pyrite, trace chalcopyrite and 3 grains of visible gold and assayed 2.30 g/t over 0.3 m. The vein is highly broken and may mark a fault zone; and is hosted within mudstone and greywacke. The upper quartz vein is separated from the lower quartz vein in the zone by an 85 cm mafic dyke with chilled margins. The lower quartz vein (10 cm wide) is laminated with 1% arsenopyrite, 1% pyrite, trace chalcopyrite and 1 possible grain (very small) of visible gold. The lower quartz vein zone is hosted by lithic greywacke.

Hole GP03-29 targeted the eastern continuation of the Jaclyn zone (Figure 4). The hole passed through intercalated mudstone and greywacke cut by a mafic dyke between 18.9 and 19.3 metres and a zone of quartz-calcite veining with accessory sericite and albite. No sulphides, arsenopyrite or visible gold was observed in the vein zone. Drilling in hole 29 failed to intersect significant veining associated with the Jaclyn zone, however the structure may be represented by the mafic dyke and/or quartz veining in the hole. Hole GP03-29 did not return significant gold assays.

Hole GP03-30 targeted the western continuation of the Jaclyn zone, 75 metres west of hole GP03-28 (Figure 4). The hole passed through variably altered mudstone and lithic greywacke. Hole GP03-30 failed to intersect significant quartz veining associated with the Jaclyn zone and did not return any significant gold assays.

The Jaclyn South Zone was tested by hole GP03-31 (Figure 4). Drilling was successful in intersecting three quartz vein zones, that are hosted within highly sericite and silica altered mudstone and lithic greywacke with alteration increasing in proximity to vein zone. The first quartz vein zone (75.1 to 82.2 m) comprises one continuous vein over a 3.4 metre length (75.1 to 78.5 m). No arsenopyrite or visible gold was noted within the vein with only minor (1%) pyrite and few (5%) wall rock inclusions. Multiple (1 every 10 to 20 cm), thin (0.5 to 3 cm) quartz veins comprise the lower end of the zone (78.5 to 82.2 m) and are associated with appreciable pyrite (1 to 3%) and trace arsenopyrite. A second, 30 cm quartz vein was cut at a depth of 105.4 metres. This laminated quartz vein contains up to 2% arsenopyrite and 1% pyrite and at least 25 specks of visible gold (8 grains of visible gold were in the sample sent to the lab for assay). Core axis angle indicate a probable vein orientation of 070/80S. A third, 40 cm quartz vein was intersected at a depth of approximately 158 metres. The vein is milky white in colour, brecciated and contains trace arsenopyrite. No visible gold was noted. A maximum gold assay of 44.59 g/t Au over 0.3 metres (105.4 to 105.7 m) was returned from hole GP03-31 (Table 4). The other two quartz veins did not return significant (>1 g/t Au) assays.

Hole GP03-32 targeted the Jaclyn North Zone and finished at a depth of 157 metres (Figure 4). Drilling has cut a zone of quartz veining from 16.25 to 19.0 m comprising several relatively shallow angle stylolitic quartz veins with trace arsenopyrite and pyrite. No visible gold was noted. A 35 cm thick (15 cm estimated true thickness) laminated quartz vein was intersected at a depth of 41.4 metres. This vein contains 1 to 2% arsenopyrite and pyrite, trace chalcopyrite, galena and sphalerite. At least 20 grains of visible gold have been noted within the vein. A single narrow (2 cm) quartz vein was cut at a depth of 85.5 m and contained 4 specks of visible gold. A 2.8 m thick (1 metre estimated true thickness) quartz vein was cut at a depth of 117.2 metres. The vein contains significant arsenopyrite (2 to 3%) and pyrite (1%) with a minimum of 9 grains of visible gold. A significant quartz vein zone continues through to 127 metres. Veins are hosted within variably to intensely altered mudstone and greywacke. The hole is believed to have crossed a major stratigraphic and structural boundary that marks the transition from grey mudstone and greywacke that host the Jaclyn vein to black mudstone and argillite (minor graphite) potentially correlative with Carodocian black shale of the region. The major mineralized veins dip moderately (50 degrees) to the northwest and are sub-parallel to northwest dipping bedding within black shales.

The upper quartz vein zone in hole GP03-32 (41.4 to 41.75 m) assayed 12.13 g/t Au over 0.35 m, while a second narrow visible gold-bearing vein assayed 12.30 g/t Au over 0.3 m (85.35 to 85.65 m). The broader quartz vein zone encountered deeper in the hole (117.2 to 120 m) assayed up to 7.42 g/t Au across 0.5 m, with the entire vein averaging 2.60 g/t Au.

Hole GP03-33 targeted the Jaclyn South Zone (Figure 4). Drilling has cut a zone of quartz veining from 44.3 and 46.3 metres. The vein comprises coarse, milky white quartz with very few laminae or stylolites, with trace arsenopyrite and pyrite. No visible gold was noted. A second, thin, 3 cm weakly laminated quartz vein was intersected at a depth of 96.8 metres. This vein contains trace arsenopyrite and pyrite and at least 5 grains of visible gold and assayed 2.59 g/t over 0.3 m. The veins are hosted within variably to intensely altered mudstone and greywacke.

Table 3. 2002 & 2003 drillhole location and collar data

Drill Hole	Easting	Northing	Azimuth	Dip	Total	Start Date	Finish Date
					Length (m)
GP02-01	5018	5047	160	-45	35.65	19-Aug-02	20-Aug-02
GP02-02	5018	5048	160	-70	87.50	20-Aug-02	22-Aug-02
GP02-03	4995	5050	160	-45	26.50	22-Aug-02	23-Aug-02
GP02-04	4994	5050	160	-45	10.35	23-Aug-02	24-Aug-02
GP02-05	4993	5010	340	-45	38.70	24-Aug-02	25-Aug-02
GP02-06	4993	5009	340	-65	56.40	25-Aug-02	26-Aug-02
GP02-07	5050	5008	340	-45	8.25	26-Aug-02	26-Aug-02
GP02-08	5049.5	5008	340	-45	32.00	27-Aug-02	28-Aug-02
GP02-09	5049.5	5007	340	-70	60.05	28-Aug-02	29-Aug-02
GP02-10	5075	5005	340	-45	46.00	29-Aug-02	30-Aug-02
GP02-11	5075	5004	340	-68	69.2	2-Sept-02	3-Sept-02
GP02-12	5100	5010	340	-45	32.00	3-Sept-02	4-Sept-02
GP02-13	5100	5009	340	70	49.35	4-Sept-02	4-Sept-02
GP02-14	5125	5000	340	-45	37.8	5-Sept-02	6-Sept-02
GP02-15	5125	4999	340	-65	59.75	6-Sept-02	6-Sept-02
GP02-16	5150	4990	340	-45	65.55	7-Sept-02	8-Sept-02

GP02-17	5150	4989	340	-65	68.6	8-Sept-02	9-Sept-02
GP02-18	5175	4979	340	-45	42.65	10-Sept-02	11-Sept-02
GP02-19	5175	4978	340	-68	93.55	11-Sept-02	13-Sept-02
GP03-20	4950	5014	340	-45	41.15	13-Sept-02	13-Sept-02
GP02-21	4950	5013	340	-65	84.4	13-Sept-02	14-Sept-02
GP03-22	5050	4935	340	-60	282.8	28-Oct-03	3-Nov-03
GP03-23	4950	4955.5	340	-60	205.4	3-Nov-03	8-Nov-03
GP03-24	5150	4939	340	-60	197.0	9-Nov-03	14-Nov-03
GP03-25	5000	4824	340	-50	331.0	14-Nov-03	22-Nov-03
GP03-26	5100	4839.5	340	-50	299.0	22-Nov-03	29-Nov-03
GP03-27	5250	4922	340	-60	211.7	30-Nov-03	4-Dec-03
GP03-28	4875	4960	340	-60	146.0	4-Dec-03	7-Dec-03
GP03-29	5350	4949.5	340	-50	167.9	4-Dec-03	10-Dec-03
GP03-30	4800	4967	340	-50	152.0	8-Dec-03	11-Dec-03
GP03-31	5000	4639.5	340	-50	182.4	10-Dec-03	14-Dec-03
GP03-32	5000	5221	340	-50	157.3	12-Dec-03	15-Dec-03
GP03-33	5100	4640	340	-50	119.0	14-Dec-03	17-Dec-03
			Total(m)		3496.9

Table 4. Significant Results from 2002 and 2003 drilling

Hole No.	Hole	Dip	Az	From	To	Core	Estimated	Au	Au	Visible
	Length					Length	true	(g/t)	(oz/ton)	gold
	(m)					(m)	thickness
							(m)

Jaclyn Main Vein Zone
GP02-01	35.7	-45	160	26.75	29.30	2.55	1.64	16.57	0.48	vg
GP02-05	38.7	-45	340	29.15	31.35	2.20	1.80	11.41	0.33	vg
GP02-06	56.4	-70	340	45.00	45.55	0.55	0.32	15.68	0.46	vg
GP02-08	32.0	-45	340	24.45	24.85	0.40	0.31	17.13	0.50	vg
GP02-09	60.1	-70	340	45.40	50.30	4.90	2.22	7.05	0.20	vg
GP02-10	46.0	-45	340	32.75	37.85	5.10	4.02	1.70	0.05	vg
GP02-11	69.2	-68	340	47.30	52.70	5.40	2.70	1.40	0.04	vg
GP02-12	32.0	-45	340	19.25	20.10	0.85	0.63	18.00	0.53	vg
GP02-13	49.4	-70	340	39.55	41.85	2.30	0.94	17.68	0.52	vg
GP02-14	37.8	-45	340	27.55	28.45	0.90	0.67	23.14	0.67	vg
GP02-15	59.8	-65	340	47.20	48.30	1.10	0.52	11.25	0.33	vg
GP02-16	65.6	-45	340	31.45	31.95	0.50	0.34	31.61	0.92	vg
GP02-17	68.6	-65	340	55.50	59.15	3.65	1.48	3.02	0.09	vg
GP02-18	42.7	-45	340	32.80	33.85	1.05	0.70	9.90	0.29	vg
GP02-19	93.6	-68	340	90.35	91.80	1.45	0.45	0.49	0.01	n
GP02-20	41.2	-45	340	30.15	30.75	0.60	0.46	1.34	0.04	n
GP02-21	84.4	-65	340	33.45	33.85	0.40	0.21	68.95	2.01	vg
GP03-22	282.8	-60	340	132.20	133.15	0.95	0.73	5.72	0.17	vg
including				132.20	132.65	0.45	0.34	11.36	0.33	vg

and				135.30	136.35	1.05	0.80	3.48	0.10	vg
GP03-23	205.4	-60	340	141.55	141.85	0.30	0.23	1.43	0.04	n
GP03-24	197.0	-60	340	126.60	131.80	5.20	3.98	4.18	0.12	vg
including				126.60	128.20	1.60	0.79	11.16	0.33	vg
GP03-25	331.0	-50	340	247.32	247.92	0.60	0.52	18.18	0.53	vg
including				247.62	247.92	0.30	0.26	36.10	1.05	vg
GP03-26								no significant assays		n
GP03-27	211.7	-60	340	136.65	137.25	0.60	0.30	1.91	0.06	vg
and				139.90	140.30	0.40	0.20	2.63	0.08	vg
GP03-28	146	-50	340	77.40	77.70	0.30	0.21	2.30	0.07	vg
GP03-29	167.9	-50	340					no significant assays		n
GP03-30	152	-50	340					no significant assays		n

Jaclyn South Vein Zone
GP03-31	182.4	-50	340	105.40	105.70	0.30	0.26	44.59	1.30	vg
GP03-33	119	-50	340	96.70	97.00	0.30	0.03^	2.59	0.08	vg

Jaclyn North Vein Zone
GP03-32	157.3	-50	340	41.40	41.75	0.35	0.15	12.13	0.35	vg
and				85.35	85.65	0.30	0.02^	12.30	0.36	vg
and				117.75	118.30	0.55	0.27	4.61	0.13	vg
and				119.00	119.50	0.50	0.25	7.42	0.22	vg

* Holes GP02-02, 3, 4, 7 were not completed or terminated short of the Jaclyn Zone
^ Indicates thickness of individual v.g. bearing vein

Notes:
(1) Holes GP02-01 to GP02-21 see News Release dated Thursday, September 19, 2002 for more detailed information.
(2) Holes 01-05, 22-33 HQ core size, all other holes NQ core.
(3) Assays by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Labs. Check assays up to the end of hole GP03-33 on the -150 mesh fraction were conducted by ALS Chemex and are within acceptable limits. All data are uncut.

SAMPLING METHODOLOGY AND APPROACH

All samples collected on the Golden Promise Property by Rubicon were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core.

Individual samples selected for gold from drill core typically did not exceed one-meter in core length. Individual veins were included within a sample length usually not less than 0.3 metres in length. Wide intervals of altered rock seen in all the drill holes were sampled and analyzed for gold and trace elements.

Au was determined in most samples by fire-assay fusion with atomic absorption spectroscopy. Au was determined by metallic fire-assay on select samples that returned elevated Au values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized.

Gold values produced by metallic fire-assay are deemed to supersede gold values produced by standard fire assay owing to the larger size of sample analyzed and better reproducibility in samples with coarse gold.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

All core was logged by Mr. David Mullen or Mr. David Copeland in a secure, well lighted core logging facility in Badger, Newfoundland. Drill core from the 2002 and 2003 drill program at Golden Promise is currently stored, in steel racks, at the core logging facility in Badger, NL in wooden trays labelled with aluminium tags.

Assay samples were split using a rock saw by Mr. Jeff Noseworthy and Mr. Sam Burton (Rubicon staff) with half being sent to Eastern Analytical Laboratories of Springdale, NL for gold analysis using a combination fire assay/AA (Au) and sieving for metallics techniques. Pulps were sent to ALS-Chemex Laboratories in Vancouver for 27 elements ICP analysis along with check assays for gold. Coarse rejects are stored at Eastern Analytical. A total of 859 drill core samples were submitted for analysis. All drill core samples were delivered to Eastern by Rubicon personnel immediately following logging and sampling of the drill holes. Control samples were included within each sample shipment as outlined in Section 13.0.

Chip and grab samples were collected by outside contractors and Rubicon personnel with the use of rock hammers and chisels. Effort was made to collect chip and channel samples perpendicular to the orientation of mineralized structures and veins where such information was known.

All samples collected during 2002 and 2003 were delivered directly by Rubicon personnel or independent transport companies (typically by freight truck) in sealed woven plastic bags to Eastern Analytical in Springdale, NL. Sample pulps were then sent directly from Eastern to ALS-Chemex laboratories in North Vancouver, BC for trace element ICP analysis and check Au assays. ALS Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 - "General requirements for the competence of calibration and testing laboratories". Descriptions of analytical techniques provided below are for analyses performed by ALS-Chemex, and apply to rock samples from surface and core collected during 2002 and 2003.

Individual samples typically range from 0.5 kg to 2 kg. The entire sample was crushed in an oscillating steel jaw crusher, followed by pulverization of a 250 g to 1000 g portion (entire sample pulverized for samples analyzed by 'metallics' fire assay) in a chrome steel ring mill.

Au was determined by fire-assay fusion of a 30 g or 50 g sub-sample with atomic absorption spectroscopy (AAS). Au was determined by 'metallics' fire-assay on select samples that returned elevated Au values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized. In this procedure, the final prepared pulp (typically 1000 g) is passed through a 150-mesh (100 micron) screen to test its homogeneity. Any +150 mesh material remaining on the screen is retained and analyzed in its entirety by fire-assay fusion followed by cupellation and a gravimetric finish. The -150-mesh fraction is homogenized and two 30 g sub-samples are analyzed by standard fire assay procedures. The gold values for both +150 and -150 mesh fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. In this way one can evaluate the magnitude of the coarse gold effect as demonstrated by the levels of the +150 mesh material.

Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia. The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by ICP analysis. Major elements (reported as oxides) and Ba, Rb, Sr, Nb, Zr, and Y were determined by X-ray fluorescence spectrometry (XRF). This trace element and major oxide analysis package was used for samples collected during 2002 and 2003.

13.0 DATA VERIFICATION

David Mullen, P.Geo. and David Copeland, P.Geo. supervised the drilling and sampling for the 2002 and 2003 drill programs, respectively. David Copeland has logged and sampled or has supervised Rubicon personnel or contractors for drilling conducted on the Golden Promise Property during 2003 and has reviewed all drill core from the 2002 program.

The author has every reason to believe that work completed by Rubicon outside the supervision of the author was done in a professional manner and met or exceeded generally accepted industry standards for quality control and quality assurance.

Analytical standards were inserted into the sample stream (one in every 20 samples) by Eastern Analytical for rock grab samples taken during 2002 and 2003 and for the 2002 drill program. During 2003 drilling, blanks and gold standards were alternately inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. In general, the blanks and standards indicate that the assays data are of acceptable quality.

All geophysical surveys have been carried out by well-established geophysical companies with extensive industry experience. Experienced geophysicists performed quality checks and interpretation of all geophysical data, most of who (but not all) are independent of Rubicon and registered with Canadian Professional Associations.

14.0 INTERPRETATION AND CONCLUSIONS

14.1 Prospecting and Rock Grab Sampling

Prospecting plays an integral role in the definition of new sources of mineralization and potential drilling targets. As shown at the Jaclyn North and Jaclyn South Zones, quartz float is one of the most useful indicators of the type of subsurface in an otherwise till-covered area where outcrop is limited. Even where B-horizon soils and MMI techniques did not see the signature of a mineralized zone, the boulders were still suggestive of a nearby source and this method has proved to be successful.

To date over 400 rock grab samples were assayed throughout the property, and results provided new prioritized target areas including the necessity for follow-up prospecting on Justin's Hope, and the discovery of shale outcrop with quartz veins on the Shawn's Shot occurrence.

14.2 Soil Sampling

Soil sampling is a cost-effective method of obtaining data for a large area, especially on the Golden Promise where there is very limited outcrop exposure. Of the 893 B-horizon soil samples, six indicated a 25 m wide Au anomaly over the Jaclyn Zone, there was a slight two-sample anomaly on the eastern flank of the north boulder train, but no anomalous samples on the south boulder train.

Although neither the B-horizon nor MMI sampling method indicated an anomalous zone over the Jaclyn South Zone, B-horizon soil sampling has still proven to be an efficient technique to focus exploration to a particular area, as demonstrated on the Jaclyn Zone.

14.3 Trenching

Seven trenches were excavated in 2003. Two of these were dug with the purpose of exposing a bedrock source of the mineralized quartz boulders on the Jaclyn North Zone. GPTR-01 did provide a glimpse of the underlying lithology by exposing an intercalated sequence of mudstone and greywacke and overlain by black mudstone that suggests proximity to the contact between overlying Caradocian shale and underlying Victoria Lake Group sedimentary rocks. Numerous quartz-calcite veins were present, but did not contain appreciable amounts of sulphides. Three trenches were dug over the Jaclyn South Zone and exposed unaltered (GPTR-02 to GPTR-05) to weakly altered mudstone/greywacke sequences which in GPTR-03 may suggest its proximity to the main Jaclyn Zone. GPTR-07 at Justin's Hope only exposed an unaltered black mudstone.

The overburden is problematic and three of the seven trenches had to be abandoned. However, the limited exposure provided critical information on the underlying lithologies and structures on the property, despite the lack of success in exposing mineralized quartz veins.

14.4 Airborne Geophysical Surveys

The program consisted of flying high-resolution, helicopter-borne frequency domain electromagnetic and horizontal gradient magnetic surveys over the Golden Promise discovery and extending eastwards over a "marker horizon" of Caradocian shale as mapped by the NL Geological Survey (Evans and Kean, 1994). Our compilation of previous work indicates this unit may have an integral spatial association with high-grade quartz lodes discovered at Golden Promise where a favourable structural environment is inferred by government mapping at 1:50,000 scale (fault and possible dismembered fold hinge). Similar structures, including a series of fold hinges and structural dislocations, are evident from government mapping within the Caradocian shale within the proposed survey area and other occurrences of shale are also inferred elsewhere on the property, north of that currently portrayed on government geology maps (as defined by previous, low-resolution, 1966 airborne geophysical surveys by Nalco, GSB No. NF308). In addition to the shale targets, recent prospecting by Rubicon has identified high-grade gold-bearing quartz float located 8 km down-ice to the northeast (80.7 g/t Au) and 8 km up-ice to the southwest (34.9 g/t Au), suggesting other mineralized zones may occur elsewhere on the property. Other possible explanations of the apparent spatial association between the shales and the surrounding siliciclastic sediments may be the competency contrast exhibited by these rock types promoting extension and quartz veining during orogenesis along contact areas.

This structural environment is similar to that seen in other gold producing areas around the globe where gold-rich quartz reefs and veins occur in hinge zones of property scale folds in a larger class of deposits that have recently been referred to as "orogenic" and includes the Victoria Gold Field in the Paleozoic Lachlan fold belt of southeastern Australia (e.g. Bendigo; produced ~14.3 million oz Au; while the host district has yielded production exceeding 34 million ounces Au).

Previous workers investigating the Golden Promise area, relied almost exclusively on previous airborne geophysical surveys to define and trace the Caradocian shales using data collected as part of a large 1966 Input airborne survey (Lazenby, 1966) flown on quarter mile (~400 m) spaced east-west lines flying at an altitude of 400 ft, (~122 m), (e.g. Evans et al., 1994).

Rubicon flew airborne geophysical surveys over the area on north-south lines spaced 75 m apart with a magnetometer altitude of 30 m. The combined electromagnetic and magnetic data is effective in tracing out the detailed structure within and defined by, the Caradocian shales (graphite-bearing and conductive) and aided in the detection of mafic dykes with an anomalous magnetic signature. The dykes are considered potentially important as drilling and trenching of the Golden Promise discovery has demonstrated mafic dyke(s) cross-cut the mineralized veins and likely occupy the same mineralized structure as the veins.

Results generated by the survey serve to identify key structural areas for follow-up by prospecting and geochemical surveys in advance of trenching and diamond drilling.

14.5 Diamond Drilling

The 2002 and 2003 drilling was successful in defining gold bearing mineralization at the Jaclyn zone. Drilling defined the extent Jaclyn Zone to be 375 m in strike length and 192 m vertical depth. Drilling in hole GP03-31, 32 and 33 have shown the north (Jaclyn North Zone) and south (Jaclyn South Zone) boulder trains to be underlain by highly altered sedimentary stratigraphy that hosts visible gold bearing quartz veins, similar in style to that encountered within the Jaclyn zone. These new discoveries underscore the potential of Jaclyn North and South Zones to host gold bearing quartz veins similar in extent to the Jaclyn Zone. The discovery of these veins in bedrock also serves to illustrate the exploration potential of boulder zones, despite the lack of exposure during trenching and lack of anomalous Au in soil samples.

The highly encouraging results from drilling the boundary zone between the Jaclyn host rocks and the overlying Caradoc shale in hole GP03-32 and the positioning of the Justin's Hope float at a similar structural and stratigraphic level, make the Justin's Hope occurrence an obvious "go to" target for drilling in 2004.

15.0 CONCLUSIONS AND RECOMMENDATIONS

Compilation of previous work indicates the Carodocian shale unit may have an integral spatial association with high-grade quartz lodes discovered at Golden Promise where a favourable structural environment is inferred by government mapping at 1:50,000 scale (fault and possible dismembered fold hinge). Similar structures, including a series of fold hinges and structural dislocations, are evident from government mapping within the Caradocian shale within the proposed survey area and other occurrences of shale are also inferred elsewhere on the property, north of that currently portrayed on government geology maps (as defined by previous, low-resolution, 1966 airborne geophysical surveys by Nalco, GSB No. NF308; Lazenby, 1966). In addition to the shale targets, recent prospecting by Rubicon has identified high-grade gold-bearing quartz float located 8 km down-ice to the northeast (80.7 g/t Au) and 8 km up-ice to the southwest (34.9 g/t Au), suggesting other mineralized zones may occur elsewhere on the property. Other possible explanations of the apparent spatial association between the shales and the surrounding siliciclastic sediments may be the competency contrast exhibited by these rock types promoting extension and quartz veining during orogenesis along contact areas.

Prospecting to date has returned several areas of anomalous gold in float with values of up to 335.9 g/t Au within the region. The spatial relationship between these anomalous samples and the trace of the Carodocian shale, along with analogies within similar deposit types globally, suggest that the Carodocian shale is an ideal site for the hosting of gold bearing quartz veins. The geometry of folded and faulted stratigraphy provides for the necessary pathways for which alteration and mineralized fluids could migrate through and react with the host rocks. A systematic property-wide prospecting and geological mapping program following up on favourable structural and stratigraphic zones shown on the airborne surveys is recommended. Areas of coincident deformed Carodocian shale overlain by anomalous gold-bearing quartz float should be tested by a combination of B-horizon soil sampling, trenching and if warranted diamond drilling.

Based on the highly encouraging results of exploration conducted to date a program comprising 2000 metres of diamond drilling, B-horizon soil sampling and prospecting is recommended for 2004. The combined budget of the proposed work is approximately $750,000.

This exploration program should be completed in three separate phases. The first phase of exploration should consist of a preliminary phase of drilling, totalling approximately 1000 m, designed to test the eastern extension of the Jaclyn North and Jaclyn Zones and the Justin's Hope gold occurrence. It is proposed that an initial 640 sample B-horizon soil sampling program be first conducted to further outline mineralization at the east end of the Jaclyn grid, and at the Justin's Hope, Branden and Shawn's Shot gold occurrences.

The second phase of exploration (Phase 2) will comprise a regional prospecting, geochemical and geological mapping program, designed to find new zones of gold mineralization within float and bedrock. The regional program should be completed over the course of three months during the summer of 2004.

The third phase of exploration will comprise drill testing (approximately 1000 m) during the late fall and follow-up on targets generated during the summer 2004 Phase 2 program or additional testing of the Jaclyn, Jaclyn North and Jaclyn South Zones and the Justin's Hope and Shawn's Shot gold occurrences. It is envisioned that this approach will lead to discovery of new areas of gold mineralization on the Golden Promise Property and leave the project poised for a drill intensive campaign in late 2004 and early 2005.

The airborne geophysical dataset has greatly added to the understanding and mapping of potential gold-bearing stratigraphy within this under-explored area of central Newfoundland. Exploration on the Golden Promise Property has had significant advancement due to contribution from JCEAP. Drilling at the Jaclyn Zone and the discovery of new gold-bearing quartz float throughout the property underscores the potential for the area to host significant gold deposits that may ultimately prove economic.

Respectfully Submitted:

/s/ David A. Copeland
David A. Copeland, M.Sc., P. Geol.
Qualified Person

16.0 REFERENCES

Coyle, M. and Strong, D.F.

1987: Geology of the Springdale Group: a newly recognized Silurian epicontinental-type caldera in Newfoundland. Canadian Journal of Earth Sciences, Volume 24, p. 1135-1148.

Dallmeyer, R.D., Kean, B.F., Odom, A.L., and Jayasinghe, N.R.

1983: Age and contact-metamorphic effects of the Overflow Pond Granite: an undeformed pluton in the Dunnage Zone of the Newfoundland Appalachians. Canadian Journal of Earth Sciences, Volume 20, p. 1639-1645.

Dean, P.L.

1978: The volcanic stratigraphy and metallogeny of Notre Dame Bay. Memorial University of Newfoundland, St. John's Newfoundland, Geology Report 7, 204 pages.

Evans, D.T.W. and Kean, B.F.

2002: The Victoria Lake Supergroup, central Newfoundland - its definition, setting and volcanogenic massive sulphide mineralization. Open File NFLD/2790. 80 p.

Evans, D.T.W., Kean, B.F. and Jayasinghe, N.R.

1994: Geology and mineral occurrences of Badger. Map 94-224. Scale: 1:50 000. Government of Newfoundland and Labrador, Department of Mines and Energy, Geological Survey Branch, Open File 012A/16/0687. Blueline paper, GS# 012A/16/0687.

Fedikow, M.

2004: Interpretation of Mobile Metal Ions and Traditional (Aqua-regia/INAA) Soil Geochemical Surveys at the Golden Promise Property, Central Newfoundland, N.T.S. 12A/16. 18 p.

Kean, B.F. and Jayasinghe, N.R.

1982: Badger, Grand Falls District, Newfoundland. Map 80-281. Scale: 1:50 000. In Geology of the Badger map area (12A/16), Newfoundland. Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 81-02, 42 pages, enclosures (map, cross-section). GS# 012A/16/0283.

Kean, B.F. Dean, P.L. and Strong, D.F.

1981: Regional geology of the Central Volcanic Belt of Newfoundland. Geological Association of Canada, Special Paper 22, p. 65-78.

Lazenby, P.G.

1966: Airborne Electromagnetic Survey Report on Area 1966-13, NALCO Option, Selco Exploration Co. Ltd.; McIntyre Porcupine Mines Ltd. Nfld.: Badger Concession Area; Badger. Newfoundland Department of Mines and Energy unpublished assessment report file No. NFLD (308).

Moore, P.

2003a: First year Assessment Report on Prospecting Rock & Soil Sampling on the Mercer-Golden Promise Property, Licences 8859M, 8864M, 8868M (NTS 12A/16), Newfoundland, for William Mercer (licence holder) and Rubicon Minerals Corporation, work conducted from June 2002 to July 2003. 8p.

Moore, P.

2003b: First year Assessment Report on Prospecting Rock & Soil Sampling on the Badger-Golden Promise Property, Licences 8967M, 8968M, 8969M & 8870M (NTS 12A/16), Newfoundland, for Jacob Kennedy (licence holder 8967M, 8968M & 8869M) and Donald Driscoll (licence holder 8969M & 8870M) and Rubicon Minerals Corporation, work conducted from June 2002 to July 2003. 8p.

Mullen, D.V.

2003: First Year Assessment Report, Trenching and Diamond Drilling Program, Golden Promise Project, Licences 8859M & 8868M, Badger Area, Newfoundland, NTS. 12A/16. Rubicon Minerals Corporation unpublished assessment report. 14 p.

Newport, A.M.

2003: A Comparison of Auriferous Boulders to a Potential Bedrock Source, Golden Promise Prospect, Badger, Newfoundland (N.T.S. 12A/16). Unpublished B.Sc. Thesis, Memorial University of Newfoundland. 125 p.

Stevens, R.K.

1970: Cambro-Ordovician flysh sedimentation and tectonics in west Newfoundland and their possible bearing on a Proto-Atlantic Ocean. In Flysh Sedimentology of North America. Edited by J. Lajoie. Geological Association of Canada, Special Paper 7, p. 165-177.

Swinden, H.S.

1990: Economic Geology of the eastern Hermitage Flexure. In Current Research. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 80-1, p. 100-109.

Szybinski, Z.A., Swinden, H.S., O'Brien, F.H.C., Jenner, G.A. and Dunning, G.R.

1990: Correlation of Ordovician volcanic terranes in the Newfoundland Appalachians: lithological, geochemical and age constraints. Geological Association of Canada-Mineralogical Association of Canada, Joint Annual Meeting. Program with Abstracts, Volume 15, p. A128.

Williams, H. Colman-Sadd, S.P. and Swinden, H.S.

1988: Tectonic stratigraphic subdivisions of central Newfoundland. In Current Research Part B. Geological Survey of Canada, No. 6 pp. 142-166.

CERTIFICATE OF THE QUALIFIED PERSON

I, David A. Copeland, a self-employed geological consultant residing at 10440 64 Avenue, Edmonton, Alberta, T6H 1S7, hereby certify that:

  I am a graduate of the University of New Brunswick, Fredericton with a M.Sc. degree in geology (1999), and a graduate of the University of New Brunswick, Fredericton with a B.Sc. degree in geology (1995).

  I have been employed in the geoscience industry intermittently for 10 years, and have explored for gold, base metals and diamonds in Canada and Australia for both senior and junior mining companies.

  I have worked in Newfoundland over the past year as a consulting geologist for Rubicon Minerals Corporation. My most recent visit to the Golden Promise Property was from March 25 to April 25, 2004, at which time I supervised and worked as a consulting geologist during the winter exploration program.

  I am a member in good standing of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (license # M66276) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Registration # 04257).

  I personally prepared, supervised or reviewed all sections of this technical report entitled "2003 Technical Report on the Golden Promise Property, Badger and Grand Falls Map Sheets, Central Newfoundland" and was involved in and supervised the fieldwork.

  I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

  I hold securities of the reporting issuer (Rubicon Minerals Corporation) in the form of a stock option agreement. I have received the majority of my employment income from Rubicon in the past year. I therefore, am not considered independent of Rubicon Minerals Corporation in respect of this report. In addition I hold shares in Placer Dome via investment within Mutual Funds.

  I have read National Instrument 43-101 and Form 43-101F, and the technical report has been prepared in compliance with this Instrument and Form 43-101F.

Dated this 26th day of April, 2004                                   David A. Copeland, M.Sc., P.Geol.

s/David A. Copeland

David A. Copeland, M.Sc., P.Geol.

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

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

  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

Date:  April 30, 2004

/s/David W. Adamson
David W. Adamson
President, Chief Executive Officer
and Director

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter G. Wong, the Chief Financial Officer of Rubicon Minerals Corporation, certify that:

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

  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

Date: April 30, 2004

/s/ Peter G. Wong
Peter G. Wong, CA
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, David W. Adamson, President, Chief Executive Officer and a Director of Rubicon Minerals Corporation, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the annual report on Form 20-F of Rubicon Minerals Corporation for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Rubicon Minerals Corporation.

Dated: April 30, 2004

/s/David W. Adamson
David W. Adamson
President, Chief Executive Officer and
Director

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Peter G. Wong, CA, Chief Financial Officer of Rubicon Minerals Corporation, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3) the annual report on Form 20-F of Rubicon Minerals Corporation for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Rubicon Minerals Corporation.

Dated: April 30, 2004

/s/Peter G. Wong
Peter G. Wong, CA
Chief Financial Officer