Form 20-F
period 2004-12-31
RUBICON MINERALS CORP
filed 2005-04-06
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from_____________ to _________________

Commission file number       0-13066

RUBICON MINERALS CORPORATION
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

______________________	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

_______________________________________________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                              None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 55,006,031 common shares as of December 31, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17               Item 18

TABLE OF CONTENTS

Glossary of Terms		5

Forward Looking Statements		10

Item 1 - Identity of Directors, Senior Management and Advisers		11

A	Directors and Senior Management	11
B	Advisers	11
C	Auditors	11

Item 2 - Offer Statistics and Expected Timetable		11

Item 3 - Key Information		11

A	Selected Financial Data	11
B	Capitalization and Indebtedness	13
C	Reasons for the Offer and Use of Proceeds	13
D	Risk Factors	13

Item 4 - Information on the Company		19

A	History and Development of the Company	19
B	Business Overview	20
C	Organizational Structure	33
D	Property, Plants and Equipment	33

Item 5 - Operating and Financial Review and Prospects		33

A	Operating Results	35
B	Liquidity and Capital Resources	37
C	Research and Development, Patents and Licenses, etc	37
D	Trend Information	37
D	Off Balance Sheet Arrangements	38

Item 6. - Directors, Senior Management and Employees		38

A	Directors and Senior Management	38
B	Compensation	40
C	Board Practices	43
D	Employees	45
E	Share Ownership	45

Item 7 - Major Shareholders and Related Party Transactions		46

A	Major Shareholders	46
B	Related Party Transactions	47
C	Interests of Experts and Counsel	47

Item 8 - Financial Information		48

A	Consolidated Statements and Other Financial Information	48
B	Significant Changes	48

Item 9 - The Offer and Listing		49

A	Offer and Listing Details	49
C	Markets	50

Item 10 - Additional Information		50

A	Share Capital	50
B	Memorandum and Articles of Association	50
C	Material Contracts	50
D	Exchange Controls	50
E	Taxation	52
F	Dividends and Paying Agents	59
G	Statement by Experts	59
H	Documents on Display	59
I	Subsidiary Information	59

Item 11 - Quantitative and Qualitative Disclosures About Market Risk		59

Item 12 - Description of Securities Other than Equity Securities		60

Item 13 - Defaults, Dividend Arrearages and Delinquencies		61

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds		61

Item 15 - Controls and Procedures		61

Item 16		61
A.	Audit Committee Financial Expert	61
B.	Code of Ethics	62
C.	Principal Accounting Fees and Services	62
D.	Exemption from the Listing Standards for Audit Committees	62
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	63

Item 17 - Financial Statements		64

Item 18 - Financial Statements		90

Item 19 - Exhibits		91

CERTIFICATIONS		108

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

The terms "Mineral Resource", Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are not defined terms under standards of the U.S. Securities and Exchange Commission ("SEC") in the United States and are generally not permitted in filings with the SEC by U.S. companies. As such, information contained in this report concerning such descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "Mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

"VMS" - volcanogenic massive sulphide; and

"Zn" - zinc.

Note to U.S. Readers: All reserve and resource estimates contained in this annual report are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators and CIM Standards. While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States. As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2004, 2003, 2002 were derived from the consolidated financial statements of the Company which have been audited by De Visser Gray Chartered Accountants, as indicated in their report which is included elsewhere in this document (see "Item 17 - Financial Statements").

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

Summary of Financial Data (in Canadian dollars)

	2004	2003	2002	2001	2000
	(audited)	(audited)	(audited)	(audited)	(audited)
	Cdn$	Cdn$	Cdn$	Cdn$	Cdn$

Interest and Misc. income	$150,018	$153,910	$74,162	$23,813	$20,688

Gain on sale of investments	$694,769	$19,703	-	-	-

General and Administrative	$5,110,877(1)	$2,438,995(2)	$1,176,274(3)	$2,794,403(4)	$381,242(5)
Expenses

Net Loss	($4,082,836)	($2,312,294)	($1,102,112)	($2,770,590)	($451,364)

Working Capital	$6,372,384	$11,545,577	$795,947	$1,002,023	$1,079,388

Deferred Property Costs	$19,815,494	$17,276,818	$12,258,113	$5,532,393	$7,277,812

Net Assets	$28,947,925	$28,550,737	$13,133,133	$6,582,050	$8,414,133

Total Assets	$30,319,662	$29,963,297	$13,687,005	$6,716,375	$8,560,938

Long Term Liabilities (non	$474,340	$682,594	Nil	Nil	Nil
controlling interest)

Share Capital	$39,184,721	$35,911,629	$18,737,677	$11,281,967	$10,030,775

Contributed Surplus	$1,960,463	$753,531	$197,485	Nil	Nil

Deficit	($12,197,259)	($8,114,423)	($5,802,029)	($4,699,917)	($1,929,327)

Number of Common Shares	55,006,031	52,184,631	34,032,251	23,398,867	19,508,509
Outstanding

Dividends Declared per	Nil	Nil	Nil	Nil	Nil
Share

Loss per Share	($0.07)	($0.05)	($0.04)	($0.14)	($0.03)

Notes:
(1) $1,928,106 attributed to partial and full property write-offs
(2) $432,915 attributed to partial and full property write-offs
(3) $171,358 attributed to partial and full property write-offs
(4) $2,401,336 attributed to partial and full property write-offs
(5) $90,810 attributed to partial and full property write-offs

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Note 10 of the Consolidated Financial Statements of the Company included herein contains a discussion of the material differences between Canadian and U.S. GAAP. The following information has been adjusted for U.S. GAAP.

	2004	2003	2002	2001	2000
	(audited)	(audited)	(audited)	(audited)	(audited)

	Cdn$	Cdn$	Cdn$	Cdn$	Cdn$
Operating Revenues	Nil	Nil	Nil	Nil	Nil

Loss from Operations	($6,253,847)	($6,851,099)	($7,827,832)	($1,333,672)	($882,634)

Total Assets	$10,301,681	$12,722,657	$1,428,579	$1,184,482	$1,278,525

Net Assets	$8,929,944	$11,310,097	$874,707	$1,050,157	$1,136,321

Net Loss per Share	($0.12)	($0.16)	($0.25)	($0.07)	($0.05)

Number of Common	55,006,031	52,184,631	34,032,251	23,398,867	19,508,509
Shares Outstanding

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

Average Exchange Rates (Canadian $ to U.S.$)

	2004	2003	2002	2001	2000
Average for
Period	0.7696	0.7136	0.6369	0.6458	0.6725

Average Exchange Rates (Canadian $ to U.S.$) for Preceding 6 Month Period

	2005		2004

	February	January	December	November	October	September
High for
Period	0.8134	0.8346	0.8435	0.8465	0.8191	0.7906

Low for
Period	0.7961	0.8050	0.8064	0.8177	0.7858	0.7651

The information set forth in this Form is as at March 29, 2005 unless an earlier or later date is indicated. On March 29, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of US dollars into Canadian dollars was $ (US.$1.00 = Cdn$0.8241).

B. Capitalization and Indebtedness

Not required when filing Form 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

No known Reserves or Resources

The Company's properties are in the exploration stage and are without a known body of commercial ore.

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves." The Company has not defined or delineated any proven or probable reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. See "Note Regarding Forward-looking Statements."

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

Environmental Factors

The Company conducts exploration activities in the Canadian Provinces of Ontario, Newfoundland, British Columbia, Nunavut Territory and through its majority owned subsidiary, Toquima Minerals Corporation, the States of Alaska and Nevada. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.

Environmental hazards may exist on the Company's properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

On the McFinley Gold Project, there are a number of mine structures (head frame, bulk sample process plant) and mine features (unused tailings and settling ponds, rock dumps) which were used by the previous owners to gain underground access and stockpile mill feed. The mill was never operational and the stockpiled feed was never processed. The Company conducts on-going general rehabilitation activities to ensure the site is safe and secure. There are no immediate and material environmental concerns or liabilities based on consulting reports from URS Corporation and AMEC Engineering. Relatively minor environmental issues exist that can readily be addressed on final closure of the site. Water quality in the receiving environment meets prevailing norms.

See also "Governmental Regulation" below.

Additional Financing and Agreements with Other Parties

The Company has to-date been able to raise sufficient equity financing to undertake by acquire and carry out a certain amount of exploration on its principal and other properties. The Company also relies on corporate partners to fund a number of its properties in Ontario and Newfoundland. Additional future exploration of the Company's properties depends on the Company's ability to obtain additional required equity or partner financing.

As of December 31, 2004, the Company had cash and cash equivalents of approximately $6.9 million. Working capital at December 31, 2004 was $6.4 million. In 2005, as at March 29, 2005, the Company raised an additional $2.0 million from a flow-through financing, exercise of options and warrants. The Company will continue to incur exploration and assessment costs and intends to fund its operations from working capital. The Company anticipates that it will incur approximately $8.8 million in exploration and assessment costs and administrative and other expenditures during the year ending December 31, 2005. The Company's ability to continue its future exploration, assessment, and development activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.

There is no assurance that additional funding will be available to allow the Company to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in its mineral properties.

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

International Risks

Mineral rights and interests of the Company's subsidiary in the Democratic Republic of Congo ("DRC") are subject to government approvals, licences and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company's subsidiary will be successful in maintaining any or all of the various approvals, licences and permits in full force and effect without modification or revocation.

The Company's subsidiary operates in a country that is subject to various political, economic and other uncertainties, including among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licences, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company's subsidiary may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such development s or changes may have a material adverse effect on the Company's operations.

The northeast region of the DRC has undergone civil unrest and instability which could have an impact on political, social or economic conditions in the DRC. Although the Kalakundi project is located in the southeast portion of the DRC, the effect of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the Company's investment. Any such changes are beyond the control of the Company.

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

Management

The Company is dependent upon a number of key directors, officers and employees: J. Garfield MacVeigh, Chairman of the Board; David W. Adamson, President and CEO; Michael J. Gray, Vice-President - Exploration and Secretary; Peter G. Wong, CFO, and, William J. Cavalluzzo, Vice-President - Investor Relations. The loss of any one or more of the named directors, officers and employees could have an adverse effect on the Company. The Company has entered into management contracts with Mssrs. MacVeigh, Adamson, Gray, Wong and Cavalluzzo. See "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions". The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Foreign Incorporation

The Company is incorporated under the laws of the Province of British Columbia, Canada, and all of the Company's six directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

"Penny Stock" Rules

The Company's Shares are "penny stock" as defined by the Securities and Exchange Commission, which might affect the trading market for the Shares. Penny stocks are generally equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges, including AMEX or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Company's Shares which are considered "penny stock", and therefore make it more difficult to sell those Shares.

Limited Operating History: Losses

The Company has limited experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in all years of its operations, including losses of $4,082,836, $2,312,394 and $1,102,112 in the years ended December 31, 2004, 2003 and 2002, respectively. The Company has no mineral properties in development or production and has no revenues from operations. The Company does not anticipate it will earn any revenue in 2005 and anticipates it will incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at December 31, 2004, the Company's deficit was $12,197,259.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Company's Shares fluctuated from a high of $1.73 to a low of $1.13 per share within the twelve month period preceding the date of this Form. There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at December 31, 2004 and March 25, 2005, there were respectively 3,486,625 (average exercise price of $1.11 per share) and 4,876,000 stock options (average exercise price of $1.16 per share) and 8,692,402 (average exercise price of $1.23 per share)and 6,037,829 warrants (average exercise price of $1.23 per share) outstanding pursuant to which shares may be issued in the future, which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors. See "Item 17 - Financial Statements Note 7 and 13.

Risk Associated with the Issuance of Flow-Through Shares

The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares. Under the Income Tax Act (Canada), exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or "renounce" the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on "qualifying expenditures," which are related to mineral exploration.

In general, in such circumstances the Company agrees to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the given agreement. In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract. However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures. In addition, the Company could be required to pay a penalty and interest to Revenue Canada for failure to make and renounce such qualifying expenditures.

Although the Company believes it will make the qualifying expenditures based on its current operating plan and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company's business or its ability to raise additional financing through the issuance of flow-through shares.

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

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated on March 6, 1996, under the Company Act, under the name 515006 B.C. Ltd. Its Memorandum was amended on April 2, 1996 to change its name to Rubicon Minerals Corporation. The head and principal office of the Company is at 1540 -800 West Pender Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone: (604) 623-3333. The Company's registered office and address for service is located at Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7.

The Company was extra-provincially registered under the laws of Newfoundland on July 10, 1996 and was extra-territorially registered under the laws of the Northwest Territories (now Nunavut) on July 16, 1996. The Company was extra-provincially registered in Manitoba on July 11, 2000. The Company filed a Form 2, Initial Notice, in Ontario on September 26, 1996.

The Company was listed on the Vancouver Stock Exchange, now the TSX Venture Exchange (formerly the CDNX) on November 19, 1997, with the trading symbol "RMX." On September 30, 2003, the Company graduated to the Toronto Stock Exchange ("TSX"). In September, 2004, the Company's common shares began trading on the American Stock Exchange ("AMEX") with the trading symbol "RBY". The Company is currently a "reporting issuer" under the Securities Act in British Columbia, Alberta, Ontario and Quebec, and is therefore subject to the continuous disclosure requirements of these legislations, including the obligation to promptly disclose all material changes in the business of the Company to the public (disclosure available at www.sedar.com).

The Company is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit. The Company will explore on its own mineral properties and/or option them to third parties to finance the exploration costs while retaining partial ownership and/or in exchange for a royalty interest. Since inception to December 31, 2004, the Company has raised approximately $36 million from equity financings, exercises of warrants and stock options. The Company had incurred approximately $25 million (including value of shares issued) in acquisition and exploration cost and $3 million in investments in shares of other exploration and development companies.

During 2003, the Company vended its Palmer mineral property, located near Haines, Alaska to Toquima Minerals Corporation ("Toquima") in exchange for shares of Toquima. The Company also invested $300,000 in Toquima in exchange for additional shares of Toquima. As at December 31, 2004, the Company owned 60.4% of Toquima which holds gold exploration properties in the State of Nevada.

During 2004, the Company acquired 60% of Africo Resources Ltd. ("Africo") and resold part of that investment. Africo holds an option to acquire a 75% interest in a copper-cobalt resource in the Democratic Republic of Congo. As at December 31, 2004, the Company held a 35.6% interest in Africo.

B. Business Overview

The Company's key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has a 60.4% (pre initial public offering) investment in a subsidiary named Toquima Minerals Corporation ("Toquima") that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 35.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or contain a known resource or reserve.

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

Please see Item 17, consolidated statements of deferred costs for a summary of expenditures, recoveries and write-offs by projects.

PROPERTY INTERESTS

The following is a summary of the Company's principal property interests, segregated by geographical location. The Company does not have any assets or mineral properties that are currently in production or contain a reserve.

CANADA
ONTARIO
RED LAKE MINING DIVISION

All of the Company's Ontario mineral properties are located in the Red Lake gold camp which is situated in the Red Lake greenstone belt, an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Province of the Canadian Shield. The belt is recognized for its high-grade, highly profitable gold mines, which include the world class Campbell (Placer Dome) and Red Lake (Goldcorp) mines. The High Grade Zone at the Red Lake Mine contains 4.6 million ounces of gold with an average grade of 2.35 ounces of gold per ton (80.56 g/t) (source Goldcorp website). Combined, the Campbell-Red Lake ore bodies contain 22 million ounces at an average grade of 0.66 oz/ton (22.62 g/t) Au (past production and reserves). Accordingly, there is demonstrable economic rationale for exploring within the Red Lake camp for similar deposits.

Gold was first discovered in the Red Lake area during the mid-1920s and by the mid-1930s several producing gold mines were in operation. Since that time the Property has been intermittently explored by numerous companies and prospectors. Exploration by previous owners, consisting of mapping, trenching, drilling and geochemical and geophysical surveys, has identified numerous gold occurrences on the Property.

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

All of the major volcano-sedimentary assemblages are represented on the Company's Red lake properties. Much of the Property is underlain by Balmer assemblage rocks, including the DMC, Slate Bay, Humlin and Adams Lake target areas.

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

Red Lake is serviced by an all-weather paved highway (Highway 105) from Kenora, and by scheduled airline or bus service from Kenora, Dryden or Winnipeg. The area has a rich mining history, with two active producing mines (the Campbell and Red Lake Mines), and has all the facilities and infrastructure required to develop a new mining operation.

The Company's properties are accessible by boat from Red Lake, or by an extensive network of logging roads. In the winter months ice roads and skidoo trails provide access.

McFinley Gold Property

Pursuant to the terms of two separate agreements in fiscal 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

Water Claims Agreement ("Water Claims")

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000, issue 260,000 shares and complete US$1,300,000 of exploration prior to March 31, 2006. During 2004 the Company completed its acquisition of the Water Claims after meeting all the required payments and expenditures. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement ("Land Claims")

The Company purchased the Land Claims (16 patented claims) from DGC in July 2002 for Cdn$500,000 and the issuance of 500,000 common shares. The Company also issued to the vendor 100,000 stock options (exercise price of $1.15 per common share, expiring July 2007). The Land Claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum Cdn$1,500,000 in advance royalty payments described above.

2004 Highlights

The Company spent $2.2 million on its McFinley property during the fiscal year ended December 31, 2004.

During the first quarter of 2004, the Company discovered a new high grade gold zone at its 100% owned McFinley Gold Project, named the Phoenix Zone. Drilling results included mineralized zones up to 13 metres thick including 15.5 g/t gold over 4.8 metres. The Company reached the minimum cumulative exploration expenditures as well as meeting all other property option terms which allowed the Company to exercise its option to purchase a 100% interest in the McFinley property. The Company is still required to pay annual advance royalty payments to the vendor (see Item 17 - Financial Statements - Note 6).

During the quarter ended September 30, 2004, the Company announced additional high grade intercepts from additional drilling in the Phoenix zone. A short summary of significant intersections includes:

  Hole PZ-23 - 70.1 g/t gold over 3.1 metres (2.04 oz/ton over 10.17 ft), containing widespread and abundant visible gold.
  Hole PZ-34 - 20.5 g/t gold over 1.2 metres
  Hole PZ-47 - 22.24 g/t gold over 1.7 metres
  Hole PZ-48 - 33.22 g/t gold over 1.5 metres

The Company resumed exploration drilling in January 2005 and plans to spend approximately $3 million in exploration on the McFinley project during 2005 to expand the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp's high-grade zone.

On March 08, 2005, the Company announced initial results from the latest round of exploration drilling. Multiple new gold zones were intersected over a strike length of 150 metres. Gold occurs within thick (10 to 15 metres) heavily altered and veined basalts close to the contact of a major ultramafic body which, elsewhere in the camp, is a prime location for gold mineralization. Individual zones can be traced for 25 to 100 metres. Examples include 17.24 g/t Au over 2.15 metres, and 37.17 g/t over 1.20 metres.

Recent drilling has intersected a complex 20 to 30 metre thick carbonate (ankerite) replacement zone ("CARZ") containing numerous colloform banded 'snowbank' veins up to 5 metres thick. These are variably silified and mineralized over thicknesses of 1.0 to 9.5 metres with fine grained needle arsenopyrite, plus accessory sulphides. Visible gold has been observed in one location with the CARZ. The newly discovered zone has been traced over a 120 metre strike length and 60 metres down dip and remains open. As of the date of this report, assays from this zone and adjacent, heavily altered and mineralized basalts were pending and drilling exploration was on-going.

McFinley Property 43-101F1 Technical Summary

The following is an excerpt from the Technical Report on Form 43-101F1, "An Update on Exploration Activities of the Company on the McFinley Property, Red Lake, Ontario, For the Period April 2004 to December, 2004, prepared by Darwin Green, P.Geo. The author has the experience, background and personal knowledge to act as Qualified Person under NI43-101.

The McFinley Property is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometers north of the operating Campbell and Red Lake Mines. It is accessible by an 8 km all weather, gravel road from the town of Cochenour.

The Company acquired a 100% interest in the McFinley Property through two separate option agreements made during 2002. The water claims covered areas of the Property, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from Dominion Goldfields Corporation (DGC) and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are referred to as the McFinley Property (the 'Property') and cover approximately 505.43 Ha. The properties are contiguous, surveyed and in good standing. The Company has recently secured some surface rights for the property through a public auction by the Municipality of Red Lake.

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

Significant gold mineralization on the McFinley Property is found in many diverse geological settings, including:

  Sulphidised and quartz-veined, Banded Iron Formation;
  Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);

  Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts,

  Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy; and
  Silicified and biotite altered ± sulphide mineralized zones in basalt.
  Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);
  D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and
  Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone)

The Company is undertaking an aggressive and ongoing exploration program on the McFinley Property. Exploration during the period 2002-2004 has included approximately 75,000 square feet of trenching and stripping, geological mapping, relogging of selected historic holes, 28,052 meters of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and much re-evaluation of previous information. The Property has been reevaluated with modern knowledge of ore controls at the producing mines in Red Lake, and the majority of diamond drilling by the Company has targeted areas outside the confines of the historic mine site in environments with high exploration potential and limited historic work.

A total of 124 diamond drill holes have been completed on the Property by the Company during the five phases of diamond drilling:

  Phase 1: 1,909 meters (6,264 feet) in 14 holes in the immediate area of the Peninsula (Nov to Dec 2002);
  Phase 2: 9,704 meters (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003);
  Phase 3: 3,058 meters (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2004); and
  Phase 4: 7,343 metres (24,089 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of Mcfinley Island (Feb to March 2004)
  Phase 5: 6,038 metres (19,810 feet) in 34 holes for follow-up drilling on the Phoeniz Zone from McFinley island (July - Aug 2004)

Exploration by the Company has steadily advanced the Property, culminating with the early stage discovery in 2004 of a significant new zone of classic Red Lake style high-grade gold mineralization - the Phoenix Zone. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 250 metres and a depth extent of 150 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 150 metres and over a depth extent of 100 metres, plunges gently to the southwest and has an arithmetic average grade of 20.03 g/t gold over 3.1 metres based on eight drill holes. The zone is situated at the north end of McFinley Island 2 km north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a roll in the ultramafic contact. To date, a total of 56 holes (9,514 m), have been drilled in the Phoenix Zone area, with an initial 22 holes drilled in February/March 2004, followed-up with 34 holes drilled in July/August/September.

The setting and style of the Phoenix Zone bears a marked resemblance to the high-grade zones present at the nearby Campbell and Red Lake Mines. Further work is needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

It is recommended that diamond drilling continue on the McFinley Property to further evaluate the limits of the Phoenix Zone and to also explore for additional parallel zones within the Footwall Basalt sequence. A total of 15,000 m of drilling is recommended for winter 2005, with approximately 10,000 m dedicated to follow-up in the Phoenix Zone area, and 5,000 m to McFinley regional targets. Using a conservative all-in cost of $150/metre, based on the previous 2 years of winter drilling on the project, the total cost of the recommended program is estimated at $2,250,000. Drilling should use three drill rigs, and commence as soon as ice conditions permit (approx. mid-January).

Goldcorp Option Agreement

The Company has optioned up to a 70% interest in the 543 claims known as the Sidace Lake, Red Lake North and Adams Lake Properties to Goldcorp Inc. ("Goldcorp") whereby Goldcorp must spend $5,000,000 in exploration expenditures over 4 years, including a committed $750,000 first year expenditure (completed) to earn an initial 60% interest. Goldcorp must complete a feasibility study to earn an additional 10% interest. Goldcorp was also required to purchase 1,000,000 shares of the Company at $1.60 by way of private placement (completed in 2003).

The Sidace Lake and Red Lake North Properties are comprised of 319 claims (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas. The Planet claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

The Adams Lake Property optioned to Goldcorp Inc. is comprised of 224 claims units in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement). The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

In the first half of the year 2004, the Company as operator, completed a 3,000 metre drill program in the Sidace Lake area funded by partner Goldcorp Inc. The majority of the drilling was directed at confirming the presence of the down-dip extension of the Sidace Gold Zone, a Hemlo-type, gold bearing, sericite schist horizon which has seen extensive drilling on the adjacent property. Broad zones of prospective sericite schist unit were intersected (up to 34 metres) which contained numerous anomalous gold-bearing intervals (up to 0.37 g/t gold).

In the second half of the year, the Company continued with exploration funded by partner Goldcorp on the Red Lake North and Adams Lake projects with the Company as operator. Work carried out included geological mapping, prospecting and a small drill program. Although the prospective sericite schist location was intersected, no significant results were returned. Considerable strike length on this property remains to be explored.

McCuaig JV Property

The McCuaig Red Lake Joint Venture Property is located in Dome Township, Red Lake Mining Division, Ontario.

In 1998 the Company drilled two holes (total 575 metres) and intersected potentially important altered ultramafic rocks. Low gold values were returned from assays. The Company carried out a program of extensive soil sampling, mechanized trenching and ground magnetics at the end of 1999 on the McCuaig Property. In the northwest portion of the McCuaig Red Lake JV Property, the Company has exposed the contact of an altered and deformed ultramafic body. Alteration is associated with the development of intense quartz-carbonate accompanied by strongly elevated arsenic, antimony, mercury and locally gold. Magnetic data are interpreted to suggest that this contact extends southwestwards beneath Red Lake for a minimum additional 800 metres. Soil surveys have detected the areas of known mineralization referred to, above, and have detected new targets that warrant follow-up. In 2000, the Company conducted detailed mapping of Mackenzie Island with the goal of generating drill targets by incorporating details of soil sampling and trenching conducted in October - November 1999. A new gold-bearing structure was intersected at the McCuaig Red Lake JV Property in March 2001. In January through April 2002, the Company carried out a diamond drill program at the McCuaig Red Lake JV Property. The Company completed 20,824 feet (6347 metres) in 26 diamond drill holes on the project.

The Company earned a 60% interest in three unpatented mining claims in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000 by May 31, 2003 The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retains a right to first refusal on the remaining NSR royalty.

During 2004, the Company carried out a drill program on its McCuaig JV project with partner Golden Tag Resources Ltd. (60% Rubicon and 40% Golden Tag). No significant results were reported.

DMC Properties

Meunier Property

The Company has a 100% interest in 115 unpatented mining claims, which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000. The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and 1% NSR royalty on 27 claims. Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company acquired a 100% interest in 90 unpatented mining claims in Dome and McDonough townships. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Red Lake East Property

The Company acquired a 100% interest in 454 unpatented claim units in the McDonough, Balmer and Bateman townships. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Slate Bay Property

The Company acquired a 100% interest in 13 unpatented mining claims located in Todd township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Subsequent to December 31, 2004, the Company optioned its Slate Bay project in Red Lake whereby King's Bay Gold can earn a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. Kings Bay Gold made an initial payment of $10,000 and 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and share payments totaling $90,000 to the Company over the term of the agreement.

Humlin Property

The Company acquired a 100% interest in 13 unpatented mining claims located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

East Bay Property

The Company has two option agreements to acquire a 100% interest in 83 unpatented mining claim units. During 2004 Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres. Wolfden subsequently elected not to continue with its option on this project. The Company believes that the property has the potential to host the down dip extension of the adjacent East Bay zones that are actively being explored by Placer/Wolfden and future follow up drilling in the area is warranted especially considering the close proximity to the adjacent Placer-Wolfden GAZ gold zone on which an inferred resource of 326,407 ounces of gold was announced by Wolfden in February 2005.

Herbert Option

The Company acquired a 40% interest in 81 unpatented mining claim units located in the Bateman and Blackbear townships. The Company has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($27,000 paid) and issuing 60,000 common shares (45,000 issued). The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million.

Seargeant Property

The Company has an option to acquire a 100% interest in 2 unpatented mining claim units located in the Blackbear township by making cash payments of $55,000 ($20,000 paid) by October 20, 2006. The property is subject to a 2% NSR of which the Company may purchase 1% of the NSR royalty for $750,000.

Hammell Lake Property

The Company acquired a 100% interest in the three unpatented mining claims.

Redstar Option Agreement

During 2002, the Company granted Redstar Resources Corporation ("Redstar") the right to earn up to a 70% interest in several of the Company's properties (a total of 226 claim units) at the western end of the Red Lake gold camp. The optioned properties included the Baird, Pipestone North, Pipestone South and Wolf Bay properties.

Redstar can earn an initial 51% interest in the properties by making cash payments to the Company totaling $135,000, issuing 500,000 post-consolidation shares (250,000 received) to The Company and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year (completed). During the comparative year, the Company amended the agreement in which Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding and bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors and the issuance of 150,000 common shares to the Company (paid). Subsequent to December 31, 2004, the Company renegotiated this option agreement with Redstar whereby under the new agreement, Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares. Redstar is then required to make additional cash payments of $175,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in a number of properties covered under the Redstar option agreement.

Pipestone North Property

The Company acquired a 100% interest in the six unpatented mining claims.

Wolf Bay Property

The Company acquired 18 unpatented mining claims. 17 claims are optioned to Redstar and one claim was traded to a third party in return for the Company receiving an NSR of 1.75%

Pipestone South Property

The Company acquired a 100% interest in 15 unpatented mining claims.

English Royalty Division ("ERD")

The Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English in exchange for $500,000 and 250,000 of the Company's shares. As part of the agreement, the Company engaged Perry English as a consultant for a period of two years at an annual rate of $75,000, renewable for another two years at Perry English's option, to acquire additional mineral properties of merit for optioning to third parties. Subsequent to 2004, Perry English elected to extend the consultancy agreement for one additional year. Mr. English is also entitled to a bonus on cash and share option payments received from the mineral properties in the ERD in excess of $150,000, payable as follows: 10% on receipts between $150,000 and $300,000, 15% on the next, $50,000, 17.5% on the next $100,000 and 20% on the next $400,000.

In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties optioned to the Company which it now owns through the ERD. As a result, the Company eliminated and saved $9,000 in option payments in 2003, $123,000 in 2004 and is expected to save another $87,000 in 2005 for a total of $219,000.

During 2003, the Company spent $1.0 million (included the initial acquisition costs, consulting fee and bonus paid to Perry English, and cost of new additional mineral properties and costs) and recovered $0.4 million in cash and share option payments. As at December 31, 2003, the English Royalty Division properties had a carrying book value of $0.6 million (excluding saved option payments).

During 2004, the Company spent $0.4 million in acquisition costs and recovered $0.6 million. As at December 31, 2004, the English Royalty Division properties had a carrying book value of $0.4 million (excluding saved option payments).

Combined with the savings in option and advance royalty payments, the Company expects to recover all its initial and subsequent costs included to date during 2005 at which point it will have acquired rights to cash and share option payments and royalty interests in a substantial number of mineral properties for little or no cost. The Company however expects to continue to acquire additional mineral properties of merit for optioning to third parties.

Future cash and option payments are dependent on third parties maintaining the mineral properties optioned from the ERD and the value of its contractual interests in its ERD properties is dependent on the exploration results carried out by optionees.

NEWFOUNDLAND

Golden Promise Trend Properties

The Company acquired a 100% interest in approximately 1,998 claims by map staking and an additional 978 claims were acquired under option from a third party (or fall within an area of interests with the third party) with the Company able to obtain a 100% interest in the claims through 6 option agreements by making cumulative cash payments of $464,000 ($218,100 paid) and common share issuances of 195,000 over four years (55,000 shares issued and also $40,000 paid in lieu of 30,000 shares). The Company also granted a 1.5% - 2.5% NSR royalties on the optioned claims and has the right to buy back 0.5% - 1.5% of the NSRs for $1,250,000 - $1,500,000 at any time

Few mineral exploration companies targeted the Badger area prior to the Company's initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property.

The Golden Promise Property is centred approximately 30 kilometres west of the Town of Grand Falls-Windsor and encompasses the Town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13. Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways which transect the property.

High-grade gold bearing quartz vein float was discovered during the spring of 2002 by local prospector Mr. William Mercer leading to the discovery of the Jaclyn Zone. From August 2002 to December 2004, the Company along with its partner Placer Dome Inc, have completed 46 holes for a total of 5950 metres of NQ and HQ core diamond drilling resulting in the discovery of the Jaclyn, Jaclyn North and Jaclyn South and Christopher Zones. Highlights include intersections of up to 16.57 g/t Au over an estimated true thickness of 1.64 m; 25.74 g/t Au over an estimated true thickness of 0.63 m; and 68.95 g/t Au over an estimated true thickness of 0.21 m. Results from diamond drilling document the Jaclyn vein system as developed over a minimum 375 m strike length to a vertical depth of 192 metres. The Company and Placer have also completed 8,250 line kilometres of high-resolution airborne geophysical surveys (magnetics, resistivity) over the Golden Promise Property, in additional to regional prospecting, soil sampling and geological mapping. Drilling during the fall of 2004 was successful in intersecting the Christopher (3.4 g/t Au) and the Jaclyn North (3.8 g/t Au over 0.4 m) Zones that represent possible extensions to the Jaclyn and Jaclyn North vein systems 600 and 400 metres to the west of the previously drilled zones, respectively.

The property is located within the Exploits subzone near the western edge of the Dunnage Zone, just south of the Red Indian Line and is underlain by Badger Group sediments that conformably overlie Caradocian black shales, which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake supergroup. The Victoria Lake, Caradoc and Badger stratigraphy has been deformed about tight to isoclinal, upright, northeast plunging folds. F1 folds are cut by the 411±6 Ma Hodges Hill granite stock in the north. Quartz veins and major fault zones throughout the area trend northeast (070o), easterly (120o) and are related to deformation during formation of F1 folds. Carbonatized, buff coloured mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn and Jaclyn North Zones.

The greatest potential for gold mineralization, as observed from the prospecting and soil sampling to date, lies within and immediately beneath the Caradocian Shale within F1 anticlinal fold closures, where rheological contrast is maximized. High-grade quartz veins, particularly at Jaclyn, Jaclyn North and Jaclyn South are sited within mechanically and electromagnetically resistive Victoria Lake Group greywacke and mudstone and ongoing reconnaissance exploration continues to discover anomalous gold within these domains.

The Golden Promise Property represents a Paleozoic turbidite-hosted gold environment that has many similar characteristics to the gold deposits of the Lachlan fold belt of Eastern Australia. The regional potential of the area has been recently underscored by the discovery of the Snow White, Linda and Broken Hose Veins at South Golden Promise by Crosshair Exploration and Mining Ltd. where quartz veins assay up to 105 g/t Au.

Option Agreement with Placer Dome

The Company has optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer Dome (CLA) Limited ("Placer") whereby Placer must spend $5,000,000 in exploration expenditures over three years (first 2 years completed as at Dec 31, 2004) and make all payments (all payments made) relating to the Mercer Agreement to earn an initial 55% interest. Placer must complete a feasibility study to earn an additional 15% interest.

2004 Highlights

Placer funded a $0.8 million exploration and drilling program in 2004 at the Golden Promise gold project.

Work was directed towards follow up of regional airborne targets by ground prospecting on this large property to detect additional gold bearing veins beyond the Jaclyn Zone discovery made in 2003.

During 2004, the Company announced the discovery of two new vein zones. The Christopher vein zone, located 500 metres southwest of the Jaclyn vein zone, has been exposed by trenching over a 35 metre strike length, averaging 1.5 to 2.0 metres thick. The Shawn's Shot vein zone, located 7.5 metres southwest of the Jaclyn vein zone was discovered by prospecting where grab samples returned assays up to 100.5 g/t gold. It is exposed over a 2 metre length, is up to 30 centimetres thick and has similar features to the Jaclyn vein zone.

An eight-hole (1,400 metre) drilling program to test for strike extensions to the known Jaclyn vein zones and to test other targets developed from the prospecting, sampling and trenching work extended the host vein system 400 metres from the Jaclyn zone for a possible strike length of 775 metres and also extended the Jaclyn North vein system by 600 metres. Maximum gold values of 3.42 g/t gold over 0.4 metre on the Jaclyn North vein indicates the system continues to be gold bearing. At the main Jaclyn zone area, lower grade intercepts can occur in close proximity to high grade gold, evidence of a gold nugget effect.

The main Jaclyn vein system which has been documented to a depth of 190 metres over strike length of 375 metres was not tested in 2004 and remains open for follow-up. Significant drill intercepts from previous work in 2003 at the Jaclyn zones, where 23 of 33 holes intersected visible gold, including 17.69 g/t over 2.30 metres, 16.57 g/t gold over 2.0 metres and 14.85 g/t gold over 2.25 metres.

Option Agreement with Crosshair Exploration and Mining Corp.

The Company has optioned seven mineral licenses known as the Victoria Lake Property (South Golden Promise trend properties) to Crosshair Exploration Mining Corp. ("Crosshair") in consideration for Crosshair incurring $1.75 million in exploration expenditures and issuing 400,000 common shares (200,000 issued) to the Company.

Glenwood-Botwood Gold Trend (includes H-Pond)

The Company has entered into eight option agreements with prospectors to earn a 100% interest in a total of 1,211 claims for aggregate consideration of $614,000 ($330,000 paid) in cash and the issuance of 252,000 common shares, of which 74,000 common shares can be paid in cash in the amount of $74,000 (123,000 issued, $24,000 paid) over four years, and the granting of 2% NSRs of which 1% can be purchased for varying amounts between $1 million to $2.5 million at any time. The Company also has a 100% interest in an additional 2,340 claims acquired by staking. Claims subject to option agreements with third parties are as follows:

The Glenwood-Botwood trend properties are located within the Exploits Subzone that forms the eastern part of the Dunnage Tectonostratigraphic Zone on the island of Newfoundland. Rocks of the Exploits Subzone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean. Portions of the greater Glenwood Break property (e.g. Jonathan's Pond project) straddle rocks of the Gander River Ultrabasic Belt (GRUB), a complex of volcanic rocks interpreted to have ophiolitic affinities which in part demark the eastern boundary of the Dunnage Zone. Plutonic rocks of Ordovician to Silurian age intrude some of the above rocks and host gold mineralization that is being explored by the Company Minerals Corporation at Huxter Lane and Mt Peyton Linear projects. Most of the exploration being conducted by the Company is focused on structurally controlled turbidite hosted quartz vein deposits with the best gold deposit analogy being the Bendigo-Ballerat deposits of Australia. The new H-Pond drill discovery west of Gander and the nearby Golden Bullet properties highlight the potential for this deposit type that has only recently been recognized in Newfoundland. Parts of the Company's properties are also underlain by gabbroic and ultramafic rocks of the GRUB, Coy Pond and Pipestone Pond complexes that are known to host some gold occurrences. There was virtually no gold exploration in this part of central Newfoundland until the early to mid-eighties and in fact the first gold discovery in the area was made in 1979. Since that time, several major companies (e.g. Noranda, BP-Selco, Corona) and numerous junior companies have conducted preliminary, early stage exploration and diamond drilling that resulted in the discovery of many new gold occurrences. Noranda, in particular, carried out diamond drilling on the Golden Bullet, Mt Peyton Linear and Jonathan's Pond properties that are now controlled by the Company.

2004 Highlights

During 2004, an exploration program on its 100% controlled H-Pond project located 10 kilometres from the town of Gander led to the discovery of multiple, thick, extensively veined and altered, gold-bearing zones interpreted to extend over a minimum distance of four kilometres based on diamond drilling, trenching, gold bearing float and gold in-soil anomalies. The Company considers H-Pond to represent a significant early stage gold discovery which merits additional drilling.

A summary of key drill results from an 8-hole reconnaissance drilling program (1,396 metres) is as follows: (See the Company's website for a more detailed table of results):

Hole 04-01 - 0.75 g/t gold over 44.45 metres (including 2.51 g/t gold over 5.85 metres and 8.08 g/t gold over 1.1 metres)
Hole 04-02 - 2.25 g/t gold over 4.8 metres
Hole 04-03 - 16.27 g/t gold over 2.40 metres and 2.44 g/t gold over 1.35 metres
Hole 04-04 - 3.42 g/t gold over 6.3 metres (including 12.64 g/t gold over 1.25 metres)
Hole 04-07 - 4.40 g/t gold over 1.7 metres (including 15.26 g/t gold over 0.4 metres)

The Company's exploration program also exposed a new vein zone at Pocket Pond, located 3 kilometres south of the H-Pond prospect. The new vein zone was exposed by trenching with a width of over 15 metres and a strike length of 50 metres. Eighteen grab samples from the trenched area returned 1 sample with a value of 25.5 g/t gold, 6 samples greater than 5.0 g/t gold and 11 samples greater than 1.0 g/t gold.

New surface sampling approximately six kilometers south of the H-pond prospect led to the discovery of mineralized vein systems documented in bedrock and float over a minimum of 700 metre strike length. The extensive alteration zone associated with veining and mineralization is up to 100 metres wide with individual quartz veins up to 1.5 metres thick with visible gold noted in one location. Sampling to date (70 grab samples and 36 channel samples) include 38 samples greater than 1.0 g/t gold of which 19 samples are greater than 5.0 g/t gold with a maximum value of 56.9 g/t gold. The two best channel samples included 8.5 g/t and 6.8 g/t gold over 0.5 metre.

These new discoveries are further indications that the H-pond system is extensively developed on the Company's claims. The Company controls approximately 19.7 kilometres of strike potential in this new discovery area.

The Company began a new round of drilling exploration in January 2005 targeting areas of encouraging previous drill intercepts and new surface discovery areas. The Company expects to spend in excess of $0.5 million on this round of exploration on H-pond.

Wings Point and Glenwood Option Agreements with Crosshair

The Company has optioned a 60% interest in approximately six mineral licenses known as the Wings Point Property, 11 mineral licenses known as the Glenwood Break Property to Crosshair Exploration Mining Corp. ("Crosshair") in consideration for Crosshair incurring $1.5 million and $2.0 million respectively in exploration expenditures and issuing 800,000 common shares (400,000 issued) to the Company.

Avalon Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 550 claims for aggregate consideration of $315,000 ($178,000 paid) in cash and the issuance of the share equivalent of $60,000 ($35,002 paid) over a four year period, and the granting of NSR royalties ranging form 2% to 3% of which portions can be purchased for $1,000,000 to $2,000,000 for each option agreement. In February 2004, the Company entered into an agreement with IAMGold Corporation ("IAMGold"), whereby IAMGold can earn an initial 55% interest in these claims by spending $3,000,000 over a four-year period, including $500,000 before February 2005 (completed).

The Avalon Trend properties lie mainly within the eastern Avalon high-alumina belt (EAHAB), an extensive zone of epithermal-style hydrothermal alteration (dated at 590-570 Ma) sited at the eastern margin of the late Neoproterozoic, volcano-plutonic core of the Avalon Peninsula that is part of the Avalon Tectonostratigraphic Zone of the Newfoundland Appalachians. The host rocks of the EAHAB are part of a thick subaerial succession of welded and variously flattened, rhyolitic to dacitic, pumice-rich ash-flow tuffs, stratigraphically associated with dome-facies flows, plugs and breccias of broadly similar composition. These rocks are favorable hosts to low sulphidation high-grade gold-silver vein systems that are the exploration target for the Company. Historically, the trend has seen very little exploration for this gold target type, except for a short period of exploration by Fort Knox Gold Resources in 1998-1999 that included a total of 6 diamond drill holes.

2004 Highlights

During the year 2004, the Company optioned the Avalon Gold Project to IAMGold Inc., whereby IAMGold was required to spend $3 million over a four-year period to earn an initial 55% interest in the 140 square kilometre gold project located in southeastern Newfoundland, including a firm commitment to spend $500,000 before February 2005.

IAMGold funded a $0.6 million exploration program in 2004. An 8 hole (1,500 metres) reconnaissance drilling program was completed and was successful at identifying epithermal vein mineralization mainly at depths of 50 to 130 below surface. Results indicate anomalous gold up to 1.9 g/t, which suggests that deeper drilling may be required to test for bonanza-type gold mineralization.

Subsequent to December 31, 2004, IAMGold notified the Company of its decision to terminate its option on this property. The Company is seeking a new partner to advance this project and it has received expressions of interests from a number of third parties.

Huxter Lane Joint Venture Agreement with Meridian Gold

The Huxter Lane property is accessible by paved highway and abandoned logging roads 50 kilometers south of the community of Grand Falls-Windsor, Newfoundland. It is situated in the Dunnage tectonostratigraphic zone of the Newfoundland Appalachians, at the eastern margin of a large elliptical structure informally referred to as the Tim Horton complex. The property straddles the contact between the Coy Pond Complex ultramafic-mafic rocks and felsic volcanics and marine siliciclastics (North Steady Pond Formation) of the Baie d'Espoir Group. Gold float was discovered in 1998 by prospectors who staked the Huxter Lane property. The Company acquired the right to earn a 100% interest in the property through an option deal with the prospectors in early 2002. The Company has carried out prospecting and trenching that resulted in bedrock discovery of gold mineralization in an altered quartz-feldspar-hornblende porphyry. Additional gold discoveries have been made recently on adjacent ground that was controlled at the time by Linear Gold Corporation.

During the year ended December 31, 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian Gold Company. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make the underlying cash payments to the vendor and by paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. The target is an intrusive-related gold deposit. The Company expects to carry out soil sampling and geophysical surveys to be followed by drilling. Most of the work is expected to be carried out in the first half of 2005.

New World Gold Trend

The only industry exploration for gold in the area of the property was conducted by Noranda in 1987 following the discovery of visible gold in the area by a Noranda prospector.

The property is located on New World Island in the northeastern part of the Dunnage Zone of the Newfoundland Appalachians. Rocks of the Dunnage consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean. The Dunnage Zone is divided into the Notre Dame and Exploits subzones, separated by the Red Indian Line. The evolution of the Dunnage is divided into a pre to syn-accretionary and a post-accretionary stage. The initial Cambrian to Mid-Ordovician pre to syn-accretionary phase is marked by a periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame Subzone rocks over the continent of Laurentia and the Exploits subzone rocks over the Gondwana continental margin. Continued closure of Iapetus during the Late Ordovician to Early Silurian corresponds to a period of sedimentation in fault bound basins. Post-accretion activation and reactivation of large strike-slip faults led to the deposition of Silurian fluviatile sedimentary and terrestrial volcanic rocks (Botwood Group). Siluro-Devonian deformation (Salinic orogeny) resulted in crystal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism.

The Red Indian Line which divides the Dunnage zone into the Notre Dame Subzone to the northwest and the Exploits Subzone to the southeast passes through the northwestern part of New World Island. This places the property entirely within the Exploits Subzone but proximal to the interpreted location of the Red Indian Line.

At New World Island (NWI), along the 'New World Island trend', mineralized veins are hosted predominantly within the heterolithic Dunnage Mélange, stratigraphically below the overlying Dark Hole Formation, dominated by shale. The Dark Hole Formation is in turn conformably overlain by coarse grained siliciclastic rocks of the Milliners Arm Formation. The upper two units are regionally correlated with the Caradoc shale and the Badger Group, respectively, at Golden Promise. The Dunnage Mélange may be correlative with the Victoria Lake Group. Mineralized veins are also hosted within the Milliners Arm Formation, where they outcrop along the along the southeastern shoreline of NWI where a few gold showings occur. The Milliner's Arm stratigraphy comprises graded beds of coarse conglomerate to fine grained sandstone with a lesser amount of green-grey shales.

The Dunnage Mélange comprises large heterolithic clasts/blocks and/ mega-boudins of felsic volcanics, gabbro, pillowed mafic volcanic, siliciclastic and calcareous sedimentary rocks within a shale/siltstone/volcaniclastic matrix. The Mélange has been intruded by the late Arenigian to early Llandoverian Coaker Porphyry, which has been mapped as entirely confined within the mélange. The contact between the Dunnage Mélange and the overlying Dark Hole Formation has been highly controversial ranging from a conformable to a structural contact.

The Company has entered into an agreement on the New World Property to earn a 100% interest in 380 claims for aggregate cash consideration of $57,000 over four years ($37,000 paid) and the issuance of an aggregate of 45,000 common shares (25,000 issued) over three years. The owners were granted a 2.0% NSR of which 50% of the royalty can be purchased by the Company for $1,000,000.

Star Track Gold Trend

The Startrack project is readily accessible by logging roads and an abandoned railbed approximately 16 kilometres east of Gander. It is located in the Gander Tectonstatigraphic Zone in east-central Newfoundland, and is underlain by rocks of the Gander Group that are divided into early to middle Ordovician Indian Bay Big Pond Formation, Cambrian and Early Ordovician Jonathan's Pond Formation, and the Square Pond Gneiss. The Indian Bay Big Pond Formation tends to be characterized by more prevalent black pelites versus the quartz rich psammites of the Jonathan's Pond Formation. The Square Pond Gneiss located to the east of the property is a 10 kilometer wide belt of rocks that underlie and are considered to be metamorphosed equivalents of Gander Group rocks. A regional gravity-magnetic high correlates with a discontinuous belt of mafic-ultramafic of rocks that appear to be associated with a zone of west dipping thrusting that underlies the Startrack property at depth. The correlation of arsenic, antimony and gold lake sediment anomalies along this gravity-magnetic boundary and points to a potential new gold belt that has had little previous exploration. The discovery of numerous new showings (including occurrences of visible gold) in the Startrack project area by the Company highlights this potential. High grade gold values from grab samples occur in extensive highly deformed quartz-arsenopyrite vein zones referred to as the "Startrack Trend" Grab samples from the Job Pond showing contained up to 256.1 g/t gold and a channel sample ran 20.7 g/t gold over 0.60 metres. Szybinski (2002) indicates that the emplacement of Startrack trend gold bearing quartz veins occurred during the late stages of a D2 deformation event and that "the overall setting may be similar to the important vein hosted gold systems of central Victoria in Australia". Szybinski suggests that the Startrack may represent a large structural culmination in the hangingwall to a major crustal shear and speculates on an "extensive saddle reef system at depth". A second gold environment consists of fault controlled, vuggy quartz-sediment breccias and silicified ,sericitic zones with arsenopyrite, stibnite and elevated gold values (up to 9 g/t Au in grabs) and is referred to as the Stallion trend. Szybinski (2002) indicates that the emplacement of Startrack trend gold bearing quartz veins occurred during the late stages of a D2 deformation event and that "the overall setting may be similar to the important vein hosted gold systems of central Victoria in Australia". Szybinski suggests that the Startrack may represent a large structural culmination in the hangingwall to a major crustal shear and speculates on an "extensive saddle reef system at depth". The first discovery of gold in the area was made by a government geologist in 1986. Since that time early stage exploration in the region has been conducted by Celtic Minerals, Noranda and Terra Nova Exploration. The Company acquired the right to earn a 100% interest in the Startrack property through a cash and share option deal with 2 local Benton prospectors in late 2001 and has conducted extensive prospecting and trenching that resulted in the discovery of many new gold occurrences. A 7 hole, 2162 metre drill program in 2004 tested several of these showings. The best values returned are 1.34 g/t gold over 0.6 metres, located more than 100 metres down dip from the Jobs Pond showing.

The Company holds an option agreement pursuant to which it may earn a 100% interest in a total of 182 claims for aggregate consideration of $122,000 ($62,000 paid) in cash and the issuance of 200,000 (120,000 issued) shares over a four year period. The Company is required to grant a 2% NSR royalty of which 50% can be purchased for $1,000,000.

Base Metal Properties

The Point Leamington and the Seal Bay base metal properties lie within the Exploits Subzone of the Dunnage tectonostratigraphic zone of the Newfoundland Appalachians. Base metal mineralization at both properties is hosted by felsic volcanic rocks in the Side Harbour Formation of the Early Ordovician Wild Bight Group. The Point Leamington Mining Lease is located 37 km north of Grand Falls, Newfoundland, and is accessible via bush roads, and all terrain vehicle trails. The south part of the Seal Bay property (located 13 km north of Point Leamington) is now accessible by logging roads, however access is best achieved by boat from the small community of Leading Tickles.

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 0.5% for $500,000. The Point Leamington Property consists of one mining lease and two mineral licences, covering a total area of approximately 638 hectares. The property is 26 kilometres north of Grand Falls, Newfoundland and is accessible by bush roads. Geographic co-ordinates of the property centre are approximately 49 16'30" latitude north and 55 38'00" longitude west. During 2004, the Company completed an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 and pay $75,000 in cash on each of the next two anniversary dates of the agreement. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. Also see ITEM 7B - Related party transactions.

Drilling by Noranda (79 holes, 25,006m), the Company (12 holes, 3,818m, and TLC Ventures (5 holes, 2,402m) has defined a large massive sulphide deposit. An independent resource estimate funded by TLC Ventures estimated a resource of 12.3 million metric tons grading 1.92% Zn, 0.28% Cu, 0.88 g/t Au, 16.94 g/t Ag.

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

The Seal Bay property is subject to an earn-in option to Joint Venture agreement with Falconbridge whereby the Company can earn a 65% interest by spending $700,000 with Falconbridge reserving the right to earn back to 49% by making an expenditure of $300,000. The Company must make additional expenditures of $200,000 in 2005 to earn its 65%. Texasgulf, Falconbridge and the Company drilled a total of 5,919 metres in 24 holes between 1974 and 1998, to test several copper-zinc base metal occurrences. The best results to date are 9.1 metres of 1.0% Cu, 0.82% Zn , 36 g/t Ag, 9.0 metres of 0.75% Cu, 89.1 metres of 0.80% Zn.

West Cleary Property

The Company earned a 51% interest in a mineral license by incurring exploration expenditures of $81,387.

UNITED STATES OF AMERICA

ALASKA

Palmer Property

The Company's subsidiary, Toquima has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska.

To maintain the lease, Toquima is required to make annual advance royalty payments of US$42,500 and pay annual assessment fees to the Federal Bureau of Land Management of US$34,000. The Company was also required to issue a total of 200,000 common shares (issued). The lease is subject to a 2.5% net smelter return ("NSR") royalty of which the Company may purchase portions of the NSR up to a maximum of 1.5% as follows: 0.5% for US$1,000,000 at any time before the sixth anniversary of the date of the mineral lease; 0.5% for US$2,000,000 before the seventh anniversary; and 0.5% for US$3,000,000 before the tenth anniversary. The Company has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease. The advance royalty payments are deductible from the NSR royalty.

The project is in rugged but accessible terrain located 40 miles by paved highway and bush road from the deep-sea port of Haines, Alaska. Topography ranges from moderate to rugged with elevations ranging from 1000' to 5500' above sea level. The property is close to infrastructure and services and the paved Alaska Highway is located approximately 1 mile to the east of the property. Showings on the property are best accessed by helicopter although cat trails have been established to access showings in the Main Zone area. Active placer gold mining and logging activities are carried out in the area of the property. The Palmer Property lies in the Alexander geological Terrane within marine sedimentary and mafic to felsic volcanic rocks of Devonian to Triassic age.

During the comparative year, the Company effectively vended a non-controlling interest in the Palmer property. It retains a Right of first offer if the current owner chooses to option the property. Refer to note 5.

INVESTMENTS

The Company has an investment in a subsidiary named Toquima Minerals Corporation ("Toquima") that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 35.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

Africo Resources Ltd.

The Company completed the acquisition of a 35.6% interest in Africo Resources Ltd. ("Africo"), a private B.C. company for a net cash amount of $1.7 million (including gain on partial resale of shares and due diligence costs). Africo controls the option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo which has an inferred resource of 16.9 Mt grading 3.03% Copper and 0.66% Cobalt as reported by SRK Consulting in accordance with the JORC code for reporting of mineral resources which conforms to the requirements of National Instrument 43-101 (see Sedar filings for technical report). The Company accounts for this investment on an equity basis.

The Company acquired its interest in Africo for investment purposes and is not required to make any further financial commitments to Africo but has the right to do so.

During 2004, Africo began in-fill drilling on its copper-cobalt mineral property to upgrade the resource classification as part of a feasibility study which is expected to be completed in the second half of 2005 as well as exploration drilling to expand its current resource and test new targets. The Company reported results from four drill holes on the C5PSL target that returned core lengths of 29.97 to 53.0 metres of 2.63 to 2.98% copper and 0.37 to 1.36% cobalt.

Subsequent to December 31, 2004, Africo approved a $5.33 million non-brokered private placement to its existing shareholders at a price of $1.50 per share to provide additional working capital to complete the feasibility study. The Company has agreed to participate up to $2.13 million in the private placement of which $1.15 million has been advanced. As of the date of this report, this financing had not been competed.

Africo released additional drilling results on March 21, 2005 On the C5PSL target, additional in-fill drilling, based on 50 metre centres, returned thick oxidized intersections (22 to 53 metres) with consistent high copper grade (up to 3.98%) and exceptional cobalt grade (up to 1.36%). Drilling to date has demonstrated good lateral and depth continuity of the oxide zone with a strike length of over 625 metres and allowed for calculation of the resource to a depth of 100 metres from surface. This target has a current resource of 6.4 Mt grading 2.77% copper and 0.76% cobalt. Surface mapping has identified a very shallow dipping extension which has a footprint of about 250 by 100 metres and sampling has confirmed significant copper mineralization with cobalt values of up to 3% near surface that could increase the existing resource.

On the KALN(S) target, drilling results from 8 holes returned thick (17.20 to 117 metres) and variable copper grades (1.46 to 4.75%) with significantly higher grade copper in the centre and south and with lower cobalt (0.12 to 0.58%) than the inferred resource average grade. Mineralization extends into the hanging wall units for 9 to 26 metres and this mineralization has the potential to increase the current resource. One historical hole intersected 10.5 metres grading 5.36% copper and 0.41% cobalt approximately 450 metres below surface and the current oxide zone. This sulphide zone has the potential to expand the resource on this target and this will be evaluated in due course. This target has a current inferred resource of 3.3 Mt grading 2.46% copper and 0.49% cobalt.

On the KALN(N) target, results from two holes indicate grades (2.40 and 2.80%) and mineralized thicknesses (35.41 and 49.90 metres) comparable to the initial drilling data. This target currently has a current inferred resource of 2.5 Mt grading 2.89% copper and 0.58 % Cobalt.

A new target, currently not included in the current inferred resource calculation, was identified 1km east of the C5SPL target. Shallow dipping mineralization exposed at surface is cobalt rich and returned trenching results of 0.29 to 1.24% cobalt over a strike length of 350 metres.

Six major consultants have been appointed to undertake key aspects of the feasibility study, including baseline EIA studies. A bulk surface sample has been taken and sent to MINTEK for metallurgical and other testwork.

Toquima Minerals Corporation

In early November 2004, Toquima, in which the Company currently has a 60.4% interest, filed a final prospectus with the securities regulatory authorities in the provinces of British Columbia and Alberta, Canada in connection with an initial public offering ("IPO") of its common shares and a listing on the TSX Venture exchange.

The prospectus became stale dated in January 2005 as the intended initial public offering was not completed. The Company and Toquima are currently seeking and evaluating options to finance the exploration of Toquima's Nevada and Alaska mineral properties.

Currently, the Company consolidates the accounts of Toquima. The Company expects it will own less than 50% once the Toquima IPO is completed at which time the Company will no longer consolidate the accounts of Toquima and will instead account for its investment in Toquima on an equity basis.

Subsequent to December 31, 2004, Toquima signed a joint venture agreement with Newmont Mining Corporation ("Newmont") whereby Newmont can earn a 60% interest in the Leach Springs mineral property in Nevada by spending US$2 million over a four year period with Newmont committing to spend US$150,000 in the first year.

Toquima also signed a binding letter of intent with Romarco Minerals Inc. ("Romarco") whereby Romarco can earn a 60% interest in Toquima's Pine Grove mineral property by spending US$2 million on exploration over a five year period with Romarco committed to spend US$325,000 in the first year subject to drill permitting and rig availability.

C. Organizational Structure

As at December 31, 2004, the Company had one active subsidiary, Toquima Minerals Corporation (60.4%) which is included in the accounts of the Company.

In addition, the Company owed 35.6% of Africo Resources Ltd. which is accounted for on an equity basis.

Both companies are incorporated in the Province of British Columbia.

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Item 5. Operating and Financial Review and Prospects

This Management Discussion and Analysis ("MD&A") includes financial information from, and should be read in conjunction with, the audited annual financial statements for the fiscal year ended December 31, 2004. Please refer to the cautionary notices at the end of this MD&A. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian Dollar. Please see note 10 of the audited consolidated financial statements of the Company for reconciliation between Canadian and United States GAAP.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 of the consolidated financial statements for the year ended December 31, 2004. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Under US GAAP, all acquisition and exploration costs are expensed.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Section 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement.

The expected effect of this new accounting policy on the Company's financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company's business.

Equity, CICA Handbook Section 3251

Section 3251 replaces Section 3250 - Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3151 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement, Section 3865 - Hedges and Section 1530 - Comprehensive Income.

The expected effect of this new accounting policy on the Company's financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company's business.

A. Operating Results

Fiscal year ended December 31, 2004 compared to Fiscal year ended December 31, 2003

For the fiscal year 2004, the Company incurred a net loss of $4.1 million ($0.07 per share) compared to a net loss of $2.3 million ($0.05 per share) incurred in fiscal year 2003, an increase in net loss of $1.8 million.

The Company wrote off $1.9 million in deferred property costs during fiscal year 2004 compared to $0.4 million in fiscal 2003, an increase of $1.5 million. During fiscal year 2004, the Company incurred $9.0 million in exploration costs to evaluate a number of its mineral properties. The Company periodically evaluates its mineral properties for permanent impairment as new exploration results on its own and other adjoining properties became available. During fiscal 2004, the Company wrote off a number of its mineral properties that it did not deem worthy of follow-up exploration on and/or worthy to maintain them in good standing.

Salary expense increased in fiscal year 2004 by $0.2 million with the hiring of additional staff and salary increases.

Office expense increased in fiscal year 2004 by $0.1 million due primarily to new Director and Officer's insurance costs.

Stock based compensation increased in fiscal year 2004 by $0.4 million partly with the granting of a higher number of employee options (1,435,000 share options in fiscal year 2004 versus 895,000 share options in fiscal year 2003) and partly due to a higher fair value of the options granted. The increase in consulting fees was primarily due to the stock based compensation for options granted to a consultant.

The higher operating expenses were partly offset by an increase in gain on the sale of investments. The Company recorded a gain of $0.7 million in fiscal year 2004 compared to $19,703 in fiscal year 2003, an increase of $0.7 million. Most of the gain was generated from the resale of part of its initial investment in shares of Africo Resources Ltd.

The Toquima IPO costs included a substantial amount of legal, professional fees and other costs associated with the proposed listing of Toquima on the TSX Venture Exchange.

Fiscal year ended December 31, 2003 compared to fiscal year ended December 31, 2002

For the fiscal year 2003, the Company incurred a net loss $2.3 million ($0.05 per share) compared to a net loss of $1.1 million ($0.04 per share) for the fiscal year 2002, an increase of $1.2 million.

$0.4 million in deferred property costs were written off in fiscal year 2003, an increase of $0.3 million compared to fiscal year 2002. During fiscal year 2003, the Company wrote off a number of base metal and grassroots prospects that were not deemed worthy of follow-up exploration.

During the fiscal year 2003, the Company's stock-based compensation costs recorded increased by $0.4 million compared to fiscal year 2002. The Company granted 895,000 stock options in fiscal year 2003 with a higher fair value compared to 1,655,000 stock options issued in fiscal year 2002.

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

Investing Activities - Fiscal year ended December 31, 2004

For the fiscal year 2004, the Company spent $9.1 million in exploration costs and cash option payments (including $0.8 million spent by Toquima). The Company used $5.0 million from its working capital reserve, recovered $3.9 million (45% of total exploration costs, excluding Toquima) from joint venture partners and other parties and received $0.2 million in management fees. In addition, the Company issued 123,827 common shares valued at $0.2 million to pay property share option payments to vendors and received $0.6 million in common shares from option holders.

The Company invested $4.0 million (including due diligence costs) to acquire common shares in Africo and subsequently sold part of its investment in Africo for cash proceeds of $2.3 million with a net gain of $0.7 million. The Company as at December 31, 2004 held 35.6% of Africo at a carried cost of $2.4 million.

Subsequent to December 31, 2004, Africo approved a $5.33 million non-brokered private placement to its existing shareholders at a price of $1.50 per share to provide sufficient working capital to complete its feasibility study on its copper-cobalt property in the Democratic Republic of Congo. The Company has agreed to participate in the private placement up to $2.13 million of which $1.15 million has been advanced.

The Company has sufficient working capital to complete its full participation in this Africo financing. The Company will require additional equity financing and/or the exercise of warrants expiring in August 2005 to fund its working capital requirements beyond the end of 2005.

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

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2004	2004	2004	2004	2003	2003	2003	2003
	Fourth	Third	Second	First	Fourth	Third	Second	First
Interest and	$32,033	$27,484	$41,140	$49,361	$53,094	$48,266	$35,410	$17,140
miscellaneous
income
Gain (loss) on	$14,747	$682,161	$(2,139)	-	$19,703	-	-	-
sale of
investments
Net loss	$2,043,399	$377,943	$675,878	$985,616	$1,417,090	$331,006	$279,368	$284,930

Basic and	$0.03	$0.01	$0.01	$0.02	$0.02	$0.01	$0.01	$0.01
fully diluted
net loss per
share

B. Liquidity and Capital Resources

Fiscal year ended December 31, 2004

The Company had a working capital position (excluding minority interest amount of $0.5 million) of $6.4 million as at December 31, 2004 compared to $11.6 million (excluding minority interest amount of $0.7 million) as at December 31, 2003. The working capital position also does not include $3.2 million (at cost) in investments in a number of publicly listed and private companies ($0.4 million - December 31, 2003) and the final tranche of a flow-through financing of $1.2 million (net of costs) completed in January 2005.

During fiscal year 2004, the Company issued 2,093,412 flow through common shares raising $2.5 million (net of cash costs of $0.4 million), issued 525,161 common shares from the exercise of warrants for cash proceeds of $0.6 million and issued 79,000 common shares from the exercise of options for cash proceeds of $0.1 million for total net cash proceeds of $3.2 million ($16.5 million - fiscal year 2003).

Subsequent to December 31, 2004, the Company issued an additional 1,000,000 flow through common shares raising approximately $1.3 million (net of cash costs of $0.1 million). Gross proceeds from the flow through financing completed in December 2004 and January 2005 are expected to be all spent in 2005 primarily on the Company's McFinley property in Red Lake Ontario and on the H-Pond property in Newfoundland with portions allocated to other Red lake and Newfoundland properties.

The Company disposed of part of its investments, including part of its initial purchase of Africo shares for proceeds of $2.5 million.

The Company's major source of financing is from the sale of shares issued from treasury, the exercise of stock options and warrants, if any, and the sale of available investments. The Company has sufficient funds (including proceeds from share issuances in January and February 2005) to meet its working capital requirements and property maintenance costs, to carry out some exploration of its mineral properties and investments in other mineral resource companies for the next 12 months. During that period the amount of funds available for exploration of its mineral properties, acquisition of additional mineral properties and investments in other mining resource companies are dependent on whether and how much the Company can raise in additional equity financing, the amount of exploration carried out by existing joint venture partners and the ability of the Company to successfully negotiate joint ventures for third party funding of exploration costs.

C. Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration enterprise and does not engage in conventional research and development. It has not incurred research and development expenses or adopted research and development policies within its last three fiscal years. However, the Company conducts extensive mineral exploration activities (see "Item 4A - Information on the Company and Item 4D. Property, Plants, and Equipment, above).

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

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, both which have no identifiable trend and the sale of investments.

E. Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 8 of the consolidated financial statements of the Company under item 17.

F. Tabular Disclosure of Contractual Obligations

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	year

Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease	Nil	Nil	Nil	Nil	Nil
Obligations
Operating Lease Obligations	$247,170	$41,944	$125,832	$79,394	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Reflected on the Company's
Balance Sheet under the GAAP of
the primary financial statements
Total	$247,170	$41,944	$125,832	$79,394	Nil

This table includes all contractual obligations.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Name, Position, Age and	Principal Occupation or Employment	Period as a Director	% of time on
Country of Residence		of the Company	Company business
J. GARFIELD MACVEIGH	Exploration Geologist; Chairman of the Board
Chairman of the Board	of Directors and Director of the Company;	March 6, 1996 to
Age: 56	President and Director Rubicon Management	date	100%
Resident of Canada	Ltd.

DAVID W. ADAMSON	Exploration Geologist; President, CEO and
President, Chief Executive	Director of the Company; Director, Rubicon
Officer and Director	Management Ltd.	March 6, 1996 to
Age 45		date	100%
Resident of Canada

MICHAEL J. GRAY	Exploration Geologist; Secretary, Vice-
Vice-President, Exploration	President, Exploration of the Company; Director
and Corporate Secretary	and Secretary of Rubicon Management Ltd.	March 6, 1996 to	100%
Age 43		January 27, 2005
Resident of Canada

PETER G. WONG	Chartered Accountant, CFO of the Company
Chief Financial Officer
Age 39		N/A	100%
Resident of Canada

WILLIAM J. CAVALLUZZO	Vice-President, Investor Relations
Vice-President, Investor
Relations		N/A	100%
Age 61
Resident of Canada

DAVID R. REID	Lawyer and Senior Partner, Davis & Company
Director
Age 45		April 6, 2001 to date	5% or as required
Resident of Canada

Name, Position, Age and	Principal Occupation or Employment	Period as a Director	% of time on
Country of Residence		of the Company	Company business
PHILIP S. MARTIN	Principal., P.S. Martin & Associates, Financial
Director	Consultants; Director, Southern Era Resources
Age 60	Limited, Beta Minerals Inc. and Asia Now	July 11, 2003 to date	5% or as required
Resident of Canada	Resources Limited

JOHN R. BRODIE, FCA	Chartered Accountant, President of John R.
Director	Brodie Capital Inc, Retired Partner of KPMG,
Age 61	Director of Far West Mining Ltd. and trustee of	January 27, 2005 to
Resident of Canada	Ag Growth Income Fund.	date	5% or as required

KEVIN D. SHERKIN	Lawyer, Managing Partner of Levine Sherkin
Director	Boussidan	January 27, 2005 to
Age 44		date	5% or as required
Resident of Canada

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

Michael J. Gray, B.Sc. M.Sc., P.Geo., Secretary and Vice-President - Exploration of Rubicon Minerals Corporation, received his B.Sc. from the University of British Columbia (1985), and a M.Sc. from Laurentian University at Sudbury, Ontario in 1995. He has been associated with the mineral exploration industry for 20 years with experience in base and precious metal exploration in Canada and the U.S.A. Past positions held by Michael include: Senior Project Geologist for Lac Minerals Ltd., Project Geologist for Noranda Exploration Co., Project Geologist for Falconbridge Limited, Field Geologist for Minnova Inc., Field Geologist for Cominco Ltd. and Field Assistant for Chevron.

Peter G. Wong, CA, the Chief Financial Officer of Rubicon Minerals Corporation received his Bachelor of Commerce in 1984 from the University of British Columbia. He articled with the accounting firm of Deloitte & Touche and received his Canadian Chartered Accountant designation in 1992. He has worked in senior financial positions with a number of publicly listed companies in the mining exploration, development and production stages for over 14 years.

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

John R. Brodie, FCA Director of Rubicon Minerals Corporation has 36 years of experience including 28 years as a partner with the accounting firm of KPMG. Mr. Brodie has been elected for distinguished service to the profession of Chartered Accountant of British Columbia and has extensive public company experience. Mr. Brodie is currently President of John R. Brodie Capital Inc., a director of Far West Mining Ltd. and trustee of Ag Growth Income Fund.

Kevin D. Sherkin, LLB., a Director of Rubicon Minerals Corporation, received his Bachelor of Laws in 1985 from York University, Osgoode Hall. He articled with Holden, Murdoch, Finlay and was called to the Ontario Bar in 1987. He has worked as an associate in a mid to large size firm until 1990 and founded his current firm Levine Sherkin Boussidan in 1990 as Managing Partner and remains in that position until today. Kevin has acted for a number of publicly listed companies in the mining, construction and mining supply business for over 17 years.

Although Mssrs. MacVeigh, Adamson, and Gray hold positions with Rubicon Management Ltd. ("RML"), the sole purpose of RML is to act as a holding company. RML does not actively conduct business, nor does it have a management relationship with the Company. Consequently, as indicated above, Mssrs. MacVeigh, Adamson and Gray devote substantially all of their time to the Company.

B. Compensation

Compensation of Executives and Directors

The following table sets forth all compensation paid by the Company and its subsidiaries in respect of the individuals who held the executive officer positions: J. Garfield MacVeigh, Chairman of the Board, David W. Adamson, President and CEO, Michael J. Gray, Secretary and Vice-President Exploration, William J. Cavalluzzo, Vice-President Investor Relations and Peter G. Wong, Chief Financial Officer, for the last financial year ended December 31, 2004. The table further sets forth all compensation paid by the Company and its subsidiaries to the other directors of the Company, Douglas B. Forster, David R. Reid and Philip S. Martin. The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

		Annual Compensation			Long Term Compensation
					Awards		Payouts

				Other	Securities
				Annual	Under	Restricted		All Other
Name and		Salary	Bonus	Compen-	Options/	Shares / Units	LTIP	Compen-
Principal	Year	($)	($)	sation	SARs	Awarded	Payouts	sation
Position				($)	Granted	($)	($)	($)
					(#)

J. Garfield
MacVeigh
	2004	85,000	*	Nil	Nil	Nil	Nil	Nil
Chairman of the
Board

David W.
Adamson
	2004	130,000	*	864	Nil	Nil	Nil	Nil
President &
CEO

Michael J. Gray

VP Exploration	2004	100,000	*	864	Nil	Nil	Nil	Nil
& Corporate
Secretary

William J.
Cavalluzzo
	2004	90,000	*	Nil	Nil	Nil	Nil	Nil
VP Investor
Relations

Peter G. Wong
	2004	90,000	*	108	Nil	Nil	Nil	Nil
CFO

Douglas B.
Forster
	2004	Nil	N/A	Nil	Nil	Nil	Nil	Nil
Former Director

David R. Reid
	2004	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Director

Philip S. Martin
	2004	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Director

Note:
* The Company has accrued $100,000 in bonuses payable to senior officers as at December 31, 2004. The allocation of bonuses was not finalized by the board of Directors of the Company as of the date of this report. The Company will report the amounts in its proxy materials which will be filed in a subsequent 6K.

Subsequent to year end, the following options were granted to management and directors of the Company:

Name of Person(s)	Date of Grant or	Reason for Grant or	# Shares	Exercise	Expiry Date
	Issuance	Issuance	Subject to	Price (Per
			Issuance	Share)
David W. Adamson	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
J. Garfield MacVeigh	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
Michael J. Gray	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
William J. Cavalluzzo	January 6, 2005	Employee Stock Option	250,000	$1.18	January 6, 2010
Peter G. Wong	January 6, 2005	Employee Stock Option	75,000	$1.18	January 6, 2010
Philip S. Martin	January 6, 2005	Director Stock Option	150,000	$1.18	January 6, 2010
David R. Reid	January 6, 2005	Director Stock Option	200,000	$1.18	January 6, 2010
John R. Brodie, FCA	January 27, 2005	Director Stock Option	200,000	$1.18	January 27, 2010
Kevin D. Sherkin	January 27, 2005	Director Stock Option	200,000	$1.18	January 27, 2010

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company, under which he received a salary of $78,000 per annum. Mr. Adamson's salary was increased to $130,000 per annum effective January 1, 2004. This employment agreement has a term of three years and automatically is renewed for further terms of 1 year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's members receive less than 51% of outstanding common shares of the new or continuing corporation ("Significant Change"), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of such event, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of Michael J. Gray as VP Exploration, and Corporate Secretary and to provide geological services to the Company, under which he receives a salary of $78,000 per annum. Mr. Gray's salary was increased to $100,000 per annum effective January 1, 2004. This employment agreement has a term of three years and automatically is renewed for further terms of 1 year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's members receive less than 51% of outstanding common shares of the new or continuing corporation ("Significant Change"), then at the option of Mr. Gray exercisable at any time within 18 months after the date of such event, Mr. Gray may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Gray an amount equal to two times the annual salary then in effect.

By an employment agreement dated December 1, 2003, the Company engaged the services of Peter G. Wong as Chief Financial Officer of the Company, under which he receives a salary of $90,000 per annum for a period of three years. This employment agreement provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's members receive less than 51% of outstanding common shares of the new or continuing corporation ("Significant Change"), then at the option of Mr. Adamson exercisable at any time within 6 months after the date of such event, Mr. Wong may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Wong an amount equal to two times the annual salary then in effect.

The criteria used to determine the amount payable to the Named Executive Officers was based on industry standards and the Company's financial circumstances. The January 1, 2002 employment agreements and subsequent increases in salaries with the Named Executive Officers were accepted by the Board of Directors based on recommendations of the Compensation Committee.

Compensation of Directors

During the fiscal year ended December 31, 2004, the Company paid cash compensation, directly or indirectly, to Directors of the Company other than the Named Executive Officers (the "Other Directors") as follows:

  J. Garfield MacVeigh, Chairman of the Board, was paid $85,000 for services as an officer and for providing geological services to the Company.

  The Company accrued or paid Davis & Company, the Company's legal counsel $664,277 (including $254,471 for the Company's subsidiary Toquima) in legal fees by the Company for legal services. David R. Reid, a director of the Company, is a partner of Davis & Company. In addition, this law firm also billed $53,920 in legal fees to Africo Resources Ltd., a subsidiary of the Company accounted for on an equity investment basis.

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

The Company has no pension plan and no standard or other arrangement for compensation to the Other Directors of the Company except the granting of stock options. No stock options were granted by the Company to the Other Directors during the financial year ended December 31, 2004.

Stock options may be granted by the Board of Directors based upon the recommendation of the Compensation Committee pursuant to the Company's Stock Option Plan (the "Plan") which was approved by the shareholders at the 2004 Annual General Meeting. Under the terms of the Plan, the options will terminate 90 days after the optionees ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

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

  base salary;
  bonus; and
  long-term incentive in the form of stock options granted in accordance with the policies of the TSX Venture Exchange.

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

Long-Term Incentive

The Company provides a long-term incentive by granting stock options to executive officers. On May 25, 2004, the Board amended its Stock Option Plan to provide incentive to directors, officers, employees and consultants. Any options granted permit executive officers to acquire Common shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted, less any discounts permitted under the policies of the stock exchange on which the Common shares of the Company are listed. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

The foregoing report has been submitted by:	Philip S. Martin, Kevin D. Sherkin and John R. Brodie, FCA
Compensation Committee

C. Board Practices

The Board of Directors presently consists of six directors, four of whom were elected at the annual general meeting of the shareholders of the Company, held on May 25, 2004. On January 27, 2005, Michael J. Gray and Douglas B. Forster resigned as directors and John R. Brodie, FCA and Kevin D. Sherkin were appointed as Directors to the Company's Board. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act. J. Garfield MacVeigh and David W. Adamson have served as directors of the Company since March 6, 1996. Michael J. Gray served as a Director of the Company from March 6, 1996 to January 27, 2005. Douglas B. Forster served as a Director of the Company from June 1, 1996 to January 27, 2005, David R. Reid has served as a Director since April 6, 2001 and Philip S. Martin has served as a Director since February 15, 2003.

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

Composition of the Board

The Board consists of three related directors and three unrelated directors. The related directors are J. Garfield MacVeigh, who is Chairman of the Board and David W. Adamson, who is President & CEO. David R. Reid who is the Company's legal counsel, is a related outside director. Philip Martin, John Brodie, FCA and Kevin Sherkin are free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to materially interfere with their ability to act with a view to the best interests of the Company.

Currently, the entire Board currently takes responsibility for selecting new directors. See below under Description of board committees for AMEX requirements for a nominating committee.

Independent directors hold regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management as required by AMEX under section 802(b) of the AMEX Company Guide.

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

Description of Board Committees

Committees of the Board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee.

The Audit Committee presently consists of three independent directors, John R. Brodie, FCA (Chair), Kevin D. Sherkin and Philip S. Martin. The role of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee pursuant to the audit committee charter (attached hereto as Exhibit 16.1 and available in print to any shareholder who requests it) typically include reviewing annual and interim financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The board of directors has determined that a member of its audit committee, John Brodie, FCA, qualifies as an "audit committee financial expert". See item 16A.

The Corporate Governance Committee presently consists of Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin. The Corporate Governance Committee is in the process of reviewing current governance guidelines and does not have a charter.

The Compensation Committee consists of three directors, David R. Reid (Chair), Philip S. Martin and John Brodie, FCA. The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.

AMEX requires the Company to have a Board of Director Nominating Committee in accordance with the requirements of Section 804 of the AMEX Company Guide, including adoption of a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters. The Company has received an extension from AMEX to implement this committee by July 31, 2005.

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

Board Independence

The Board is currently composed of two management related directors and four non-management directors, three of whom are unrelated and one is an outside related director.

The Company has received a waiver from AMEX that requires at least a majority of the directors on the Company's Board of Directors are, and will continue to be, independent directors as defined in Section 121A and as required by Section 802(a) of the AMEX Company Guide. This requirement is currently a recommended guideline in Canada.

Audit Committee Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the American Stock Exchange as currently in effect. Each member of the Company's audit committee satisfies the criteria for director independence.

Independent Advisor

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

D. Employees

As of December 31, 2004, the Company had nineteen full time employees (five of which are management), seven full time contractors and up to ten short term contracts with contractors/consultants. In 2003, the Company had twelve full time employees (five of which are management), four full time contractors and approximately 10 seasonal employees and up to 20 short term contracts with contractors/consultants. In 2002 the Company had five full time employees (four of which are management), two full time contractors, 10 seasonal employees and up to 20 short term contracts with contractors/consultants. In 2001, the Company had five full time employees (three of which were management), one full time contractor and one part time contractor. During 2000, the company had four full time employees (three of which were management), one part time employee, one seasonal employee and four short term contracts with contractors/consultants. As noted above, the Company engages independent contractors from time to time to supply work on specific corporate business and project exploration programs.

E. Share Ownership

With respect to the persons listed in "Item 6 - Directors, Senior Management and Employees - B. Compensation," above, the following table discloses the number of Shares and percent of the Shares outstanding held by those persons, as of March 10, 2005. The Shares possess identical voting rights.

Director and Senior Management Share Ownership as at March 10, 2005

Name and Title	No. of Shares	Percent of Shares Outstanding of the Class

J. GARFIELD MACVEIGH
Chairman of the Board of Directors	1,288,096 (1)	2.27%

DAVID W. ADAMSON
President, CEO, and Director	1,070,767(1)	1.88%

MICHAEL J. GRAY
Secretary and Vice-President,	1,117,366(1)	1.97%
Exploration

WILLIAM J. CAVALLUZZO
Vice-President Investor Relations	215,628	0.38%

PETER G. WONG
Chief Financial Officer	0	0.00%

DAVID R. REID
Director	196,500	0.35%

PHILIP S. MARTIN
Director	144,500	0.25%

JOHN R. BRODIE, FCA
Director	0	0.00%

KEVIN D. SHERKIN
Director	35,715	0.06%

Note:
(1) Included in the share positions of J. Garfield MacVeigh, David W. Adamson and Michael J. Gray are those shares held directly and indirectly through personal holding corporations and 1/3 each of the issued shares of Rubicon Management Ltd., which owns 2,300,000 common shares of the Company.

The following table discloses the share options granted to the aforementioned persons, as of March 10, 2005. The options are for Common Shares.

Director and Management Stock Options as at March 10, 2005

Name of Person(s)	Date of Grant or	Reason for Grant or	# Shares	Exercise	Expiry Date
	Issuance	Issuance	Subject	Price
			to	(Per
			Issuance	Share)
William J. Cavalluzzo	August 8, 2002	Employee Stock Option	175,000	$0.83	August 8, 2007
J. Garfield MacVeigh	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David W. Adamson	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Michael J. Gray	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David R. Reid	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Philip S. Martin	July 18, 2003	Director Stock Option	225,000	$0.84	July 18, 2007
Peter G. Wong	December 10, 2003	Employee Stock Option	300,000	$1.45	December 10, 2013
David W. Adamson	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
J. Garfield MacVeigh	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
Michael J. Gray	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
William J. Cavalluzzo	January 6, 2005	Employee Stock Option	250,000	$1.18	January 6, 2010
Peter G. Wong	January 6, 2005	Employee Stock Option	75,000	$1.18	January 6, 2010
Philip S. Martin	January 6, 2005	Director Stock Option	150,000	$1.18	January 6, 2010
David R. Reid	January 6, 2005	Director Stock Option	200,000	$1.18	January 6, 2010
John R. Brodie, FCA	January 27, 2005	Director Stock Option	200,000	$1.18	January 27, 2010
Kevin D. Sherkin	January 27, 2005	Director Stock Option	200,000	$1.18	January 27, 2010

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

Names of Stockholders Owning 5% or More of Outstanding Shares

The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Based on Insider Reports of the Company as at March 24, 2005, and to the knowledge of management of the Company, the following shareholders were the beneficial owners of 5% or more of the outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
John Tognetti	7,769,915 (1)	13.68%
Carlos Pavao	Exact number not available	5.2%(2)

(1) Of these shares, 1,260,000 are held by family members of John Tognetti.
(2) Exact number of common shares not known.

None of the foregoing shareholders have voting rights different from the voting rights of other shareholders. There are no known arrangements that would result in a change of control of the Company.

Record Holders Resident In the United States

Based upon the Company's knowledge, and according to the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., the following table sets forth certain information regarding record holders of the Company's equity securities resident in the United States as of March 10, 2005:

Title of Class of	No. of Registered		Shares Held by U.S.
Securities	Holders Resident in	Total Shares	Residents	Percentage Held by
	the U.S.	Outstanding	(Registered)	U.S. Residents

Common Shares	8	56,813,524	689,110	1.21%

A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

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

During 2004, the Company accrued or paid legal fees aggregating $664,277 (including $254,471 for the Company's subsidiary Toquima) (2003 - $291,791; 2002 - $293,568) to a law firm of which a partner is a director (David R. Reid) of the Company. The fees are recorded within professional expenses, IPO costs of subsidiary (Toquima), mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2004, this firm is owed $277,521 (2003 - $62,569). These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates. In addition, during 2004, this law firm also billed $53,920 legal fees to Africo Resources Ltd., a subsidiary of the Company accounted for on an equity investment basis.

During 2004, the Company completed an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 common shares and pay $75,000 in cash on each of the next two anniversary date of the agreement. IF TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. The Company and TLC had a common director (Douglas B. Forster) at the time the Company entered into and completed this option agreement.

The Company has entered into indemnity agreements with directors J. Garfield MacVeigh, David W. Adamson, Michael J. Gray and David R. Reid. The Company has agreed to indemnify those individuals from all claims in connection with actions taken by reason of their positions as directors (and where applicable, officers) of the Company, provided that the director acted honestly and in good faith with a view to the best interests of the Company, and in the case of a criminal or administrative claim, action, proceeding or investigation, the director had reasonable grounds for believing that his conduct was lawful. The agreements are subject to the requirements of the Company Act. Section 118 of the Company Act requires a director, in exercising the director's power and performing the director's functions, to act honestly and in good faith and in the best interests of the Company. Section 120 of the Company Act requires every director who is in any way interested in a proposed contract or transaction with the Company to disclose the nature and extent of the director's interest at a meeting of the directors. Section 120 requires that the disclosure occur at the meeting at which a proposed contract or transaction is first considered, or, if the director was not present at such meeting, at the first meeting after the director becomes interested, or at the first meeting after the relevant facts come to the director's knowledge. Section 121 renders a director liable to account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he or she discloses his or her interest, after the disclosure the proposed contract or transaction is approved by the directors, and he or she abstains from voting on the approval of the proposed contract or transaction, or unless the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by special resolution.

Since January 1, 2004, one insider of the Company has participated in the Company's private placements. David Reid is an insider of the Company because he is a director of the Company.

Name	Financing	Security Type	Number	Purchase /
				Exercise Price	Expiry Date
David R. Reid	Dec. 23, 2004
		Common shares	71,500	$1.40	N/A
Director	Flow Through

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Included under Item 17 are the Consolidated Financial Statements of the Company (the "Financial Statements"), as at December 31, 2004 audited by De Visser Gray Chartered Accountants (formerly De Visser & Company), independent Chartered Accountants. The Financial Statements are accompanied by the auditors report (the "Audit Report") and related notes.

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

B. Significant Changes.

Since December 31, 2004 the date of the most recent financial statements, the following significant changes have occurred to March 21, 2005:

Share Capital

  In January 2005, the Company closed the final tranche of a flow through financing announced in December 2004 by issuing 1,000,000 common shares @ $1.40 per common share, 100,000 broker warrants enabling the holders to purchase 100,000 common shares @$1.40 per common share for a period of two years and paying $112,000 cash in commission.

  300,000 stock options were exercised at prices ranging from $0.76 to 0.86 per common share for cash proceeds of $245,500 and 135,625 stock options exercisable at prices ranging from $0.87 to $1.48 per common share were cancelled or expired.

  482,493 warrants were exercised at prices ranging from $1.05 to $1.25 per common share for cash proceeds of $559,318.

  The Company issued stock options to directors and officers to purchase 1,825,000 common shares at $1.18 per common share.

Mineral properties

  The Company optioned its Slate Bay project to King's Bay Gold whereby King's Bay Gold can earn a 51% interest in the property by spending $2.75 million in exploration costs on the property over four years, commencing March 1, 2005, including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. King's Bay Gold has made an initial payment of $10,000 and 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and $90,000 in its common shares to the Company over the term of the agreement.

  The Company renegotiated the option agreement with Redstar Resources Corporation ("Redstar") whereby under the new agreement Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares.

Redstar is then required to make additional cash payments of $175,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in a number of properties covered under the Redstar option agreement.

  IAMGold notified the Company it has terminated its option to earn a 55% interest in the Avalon project.

Investment in Africo

  Africo approved a $5.33 million non-brokered private placement to its existing shareholders at a price of $1.50 per share to provide sufficient working capital to complete the feasibility study on its copper-cobalt property in the Democratic Republic of Congo. The Company has agreed to participate in the private placement up to $2.13 million of which $1.15 million has been advanced. Africo is evaluating various alternatives to secure a pubic listing. Africo also released additional diamond drilling results. See Item 4B.

Changes to the Board of Directors

  On February 1, 2005, the Company appointed Kevin Sherkin and John R. Brodie, FCA to its Board and Doug Forster and Michael Gray stepped down in order to allow for the new board appointments.

Item 9. The Offer and Listing

Trading History

The following table sets out the market price high and low of the common shares on the TSX and TSX Venture Exchange within each of the periods indicated:

	High	Low
	Cdn$	Cdn$
Year ended December 31, 2000	$0.70	$0.25
Year ended December 31, 2001	$0.63	$0.20
Year ended December 31, 2002	$1.85	$0.59
Year ended December 31, 2003	$1.75	$0.72
Year ended December 31, 2004	$1.73	$1.13

	High	Low
	Cdn$	Cdn$
Quarter ended March 31, 2003	$1.19	$0.72
Quarter ended June 30, 2003	$0.94	$0.77
Quarter ended September 30, 2003	$1.39	$0.79
Quarter ended December 31, 2003	$1.75	$1.12

	High	Low
	Cdn$	Cdn$
Quarter ended March 31, 2004	$1.63	$1.34
Quarter ended June 30, 2004	$1.73	$1.13
Quarter ended September 30, 2004	$1.65	$1.15
Quarter ended December 31, 2004	$1.53	$1.20

	High	Low
	Cdn$	Cdn$
September 2004	$1.65	$1.46
October 2004	$1.53	$1.40
November 2004	$1.48	$1.30
December 2004	$1.30	$1.20
January 2005	$1.38	$1.14
February 2005	$1.26	$1.16

The Common shares of the Company began trading on the AMEX on September 8, 2004. The following table sets out the market price high and low of the common shares on the AMEX within each of the periods indicated:

	High	Low
	US$	US$
September 2004	$1.28	$1.13
October 2004	$1.25	$1.14
November 2004	$1.23	$1.10
December 2004	$1.08	$0.99
January 2005	$1.07	$0.92
February 2005	$1.01	$0.93

C. Markets

The Company's common shares are listed on the TSX under the symbol "RMX" and on the American Stock Exchange under the symbol "RBY". The Company's primary listing is on the TSX.

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

Other Material Contracts

  Roman Friedrich & Company

On June 8, 2004 the Company renewed its contract for a period of 2 years with Roman Friedrich & Company ("RFC") for financial advisor services to the Company. RFC is paid a retainer of $5,000 per month and granted 200,000 stock options for these services.

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the exercise of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation—Material Canadian Federal Income Tax Consequences" above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a "passive foreign investment company" for the taxable year ended December 31, 2004, and expects that it may be a "passive foreign investment company" for the taxable year ending December 31, 2005. (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company" below). Accordingly, the Company does not expect to be a QFC.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. ). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, U.S. Holders should be aware that recently enacted legislation eliminates the "financial services income" category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to "passive category income" and "general category income." The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2004, and expects that it may be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Company as of the qualification date. The "qualification date" is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date. By electing to recognize such gain or "earnings and profits," such U.S.

Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).

However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable

H. Documents on Display

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is a "foreign private issuer" as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company is also subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended. The documents described herein may be inspected at the offices of Davis & Company, Barristers & Solicitors, at Suite 2800 - 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7, during normal business hours.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Currency Exchange Rate Sensitivity

The results of the Company's operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of the Company and Company's subsidiaries are reported in Canadian dollars in the Company's consolidated financial statements. The Company incurs certain costs in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

In regards to transaction risk, the Company's functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. To-date, the Company has completed all of its equity financing in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time due to the small amount of exposure.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for metals. In the past metal prices has been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company's mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, no changes occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16.

Item 16A. Audit Committee Financial Expert

The Company's Board of Directors has determined that John R. Brodie, FCA, a member of its audit committee, qualifies as an "audit committee financial expert" as defined in Item 16.A of Form 20-F. The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the American Stock Exchange as currently in effect. Each member of the Company's audit committee satisfies the criteria for director independence.

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

Item 16B. Code of Ethics

The Company does not currently have a Code of Ethics. The Company received an extension from AMEX to implement a Code of Ethics and Code of Conduct by July 31, 2005. The Company expects to implement them by the required date.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The Company's audit committee appointed DeVisser Gray Chartered Accountants as independent auditors to audit the Company's financial statements for the fiscal year ended December 31, 2004. The aggregate fees billed by De Visser Gray Chartered Accountants for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended December 31, 2004 were $19,500.

Audit Related Fees

For the fiscal year ended December 31, 2004, the aggregate fees billed for assurance and related services by De Visser Gray Chartered Accountants relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $nil.

Tax Fees

For the fiscal year ended December 31, 2004, the aggregate fees billed for tax compliance, tax advice and tax planning on United States tax matters by De Visser Gray Chartered Accountants were $1,750.

All Other Fees

For the fiscal year ended December 31, 2004, the aggregate fees billed by De Visser Gray Chartered Accountants for other non-audit professional services, other than those services listed above, totaled $nil.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before De Visser Gray Chartered Accountants is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

  approved by our audit committee; or
  entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

The Company's audit committee complies with the rules of the American Stock Exchange as currently in effect. [The Company's Audit Committee Charter is attached hereto as Exhibit 16.1 and available in print to any shareholder who requests it.]

AMEX CORPORATE GOVERNANCE

The Company's common shares are listed on The American Stock Exchange ("AMEX"). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company's quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Board of Director Composition Requirements: AMEX requires at least a majority of the directors on the Company's Board of Directors are, and will continue to be, independent directors as defined in Section 121A and as required by Section 802(a) of the AMEX Company Guide. This requirement is currently a recommended guideline in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

December 31, 2004
and
December 31, 2003

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets and consolidated statements of deferred property costs of Rubicon Minerals Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flow for each of the years in the three year period ended December 31, 2003 in accordance with generally accepted accounting principles in Canada.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 7, 2005, except as to Note 13
which is as of March 30, 2005

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	As at December 31,
	2004	2003

Assets
Current assets
Cash and cash equivalents	$6,941,848	$11,302,074
Amounts receivable	263,731	953,065
Prepaid expenses	64,202	20,404
	7,269,781	12,275,543

Investments (note 4)	3,177,783	366,833
Equipment - net of accumulated amortization of $92,004
(2002 - $79,460)	56,604	44,103
Deferred property costs (note 6)	19,815,494	17,276,818
	$30,319,662	$29,963,297

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$897,397	$729,966

Non-controlling interest (note 5)	474,340	682,594

Shareholders' equity
Share capital (note 7)	39,184,721	35,911,629
Contributed surplus (note 7)	1,960,463	753,531
Deficit	(12,197,259)	(8,114,423)
	28,947,925	28,550,737
	$30,319,662	$29,963,297

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors:

David Adamson	John R. Brodie, FCA
Director	Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31,
	2004	2003	2002

Expenses
Amortization	$19,130	$12,543	$9,895
Consulting	187,032	124,726	112,500
Investor relations	354,539	413,911	316,536
Office	220,635	119,189	51,912
Professional fees	238,463	186,221	117,506
Rent	59,127	68,634	65,621
Salaries	528,836	335,142	138,835
Stock-based compensation (notes 2 and 7)	983,380	556,046	145,355
Telephone	15,121	7,910	4,530
IPO costs of Subsidiary	411,188	-	-
Transfer agent and regulatory filing fees	130,095	153,341	36,443
Travel and accommodation	35,225	28,417	5,783
Write-off of deferred property costs	1,928,106	432,915	171,358

Loss before other items:	(5,110,877)	(2,438,995)	(1,176,274)
Corporate capital tax expense	-	(47,012)	-
Gain on sale of investments (note 4)	694,769	19,703	-
Interest and miscellaneous income	150,018	153,910	74,162
Equity loss	(25,000)	-	-
Allocation of subsidiary's loss to minority interest	208,254	-	-

Net loss for the year	(4,082,836)	(2,312,394)	(1,102,112)
Deficit, beginning of year	(8,114,423)	(5,802,029)	(4,699,917)
Deficit, end of year	$(12,197,259)	$(8,114,423)	$(5,802,029)

Loss per share (note 9)	$(0.07)	$(0.05)	$(0.04)
Weighted average number of common shares outstanding	52,919,912	43,240,383	31,010,908

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31,
	2004	2003	2002
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$(4,082,836)	$(2,312,394)	$(1,102,112)
Adjustment for items which do not involve cash:
Gain on sale of investments	(694,769)	(19,703)	-
Stock-based compensation	1,100,980	556,046	145,355
Allocation of subsidiary's loss to minority interest	(208,254)	-	-
Equity loss	25,000	-	-
Amortization	19,130	12,543	9,895
Write-off of deferred property costs	1,928,106	432,915	171,358
	(1,912,643)	(1,330,593)	(775,504)
Changes in non-cash working capital components:
Prepaid expenses	(43,798)	(14,948)	1,407
Amounts receivable	689,334	(768,668)	(63,598)
Accounts payable and accrued liabilities	167,431	124,458	419,547
	(1,099,676)	(1,989,751)	(418,148)
Investing Activities*
Deferred property costs	(9,027,662)	(9,728,862)	(7,936,059)
Purchase of equipment	(31,631)	(17,692)	(21,334)
Purchase of investments (notes 4 and 5)	(4,004,193)	(300,000)	-
Proceeds on sales of investments	2,489,294	33,737	-
Cash acquired in capital transaction (note 5)	-	714,031	-
	(10,574,192)	(9,298,786)	(7,957,393)
Financing Activities*
Common shares issued for cash	3,628,330	17,700,909	6,071,814
Share issue costs	(413,658)	(1,238,338)	(272,716)
Recovery of property costs incurred	3,857,365	4,677,732	2,558,828
Management and administration fees received	241,605	290,342	168,895
	7,313,642	21,430,645	8,526,821

Net cash (used) provided during the year	(4,360,226)	10,142,108	151,280
Cash and cash equivalents, beginning of year	11,302,074	1,159,966	1,008,686
Cash and cash equivalents, end of year	$6,941,848	$11,302,074	$1,159,966

*Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the fiscal year ended December 31, 2004, the Company issued 123,827 (2003 - 602,811; 2002 - 1,426,028) of its common shares at a value of $164,372 (2003 - $711,381; 2002 - $1,656,612), issued 195,064 broker warrants having a fair value of $118,417 and received 1,345,282 (2003 - 1,356,948; 2002 - 125,000) common shares of other companies valued at $626,282 (2003 - $340,748; 2002 - $20,000) pursuant to the terms of property joint venture agreements. During the fiscal year ended December 31, 2002, the Company issued 100,000 stock options having a fair value of $52,130 pursuant to the terms of a property acquisition agreement.

Refer also to notes 4, 5 and 8.

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

	Balance	Gross	Write-off or	Balance	Gross	Write-off or	Balance
	December	Expenditures	Recovery	December	Expenditures	Recovery	December
	31, 2002	2003	2003	31, 2003	2004	2004	31, 2004
CANADA
ONTARIO
RED LAKE MINING
DIVISION
McFinley Property
Acquisition and option payments	$2,592,103	$174,503	$-	$2,766,606	$360,092	$-	$3,126,698
Exploration costs
Geological and geochemical	596,447	591,763	-	1,188,210	80,818	-	1,269,028
Drilling	295,516	1,580,938	-	1,876,454	1,731,442	-	3,607,896
Geophysical	78,365	21,437	-	99,802	1,345	-	101,147
Travel and accommodation	20,616	75,605	-	96,221	40,529	-	136,750
Other	25,139	4,520	-	29,659	1,637	-	31,296
	3,608,186	2,448,766	-	6,056,952	2,215,863	-	8,272,815

Other Red Lake Properties
Acquisition and option payments	519,970	356,437	(280,450)	595,957	73,768	(230,862)	438,863
Exploration costs
Geological and geochemical	495,141	493,511	(374,149)	614,503	289,371	(167,157)	736,717
Drilling	381,223	1,812,260	(1,644,621)	548,862	676,490	(628,929)	596,423
Geophysical	174,315	272,997	(150,224)	297,088	78,641	(95,419)	280,310
Travel and accommodation	33,841	74,628	(67,686)	40,783	47,339	(18,652)	69,470
Other	3,118	-	-	3,118	-	(137)	2,981
Administration fees (earned)	(201,540)	-	(169,422)	(370,962)	-	(65,082)	(436,044)
	1,406,068	3,009,833	(2,686,552)	1,729,349	1,165,609	(1,206,238)	1,688,720

McCuaig JV Project
Acquisition and option payments	79,940	-	-	79,940	24,000	-	103,940
Exploration costs
Geological and geochemical	399,753	30,748	(16,167)	414,334	57,552	(32,385)	439,501
Drilling	873,632	197,590	(79,036)	992,186	252,436	(100,975)	1,143,647
Geophysical	27,202	800	(320)	27,682	-	(257)	27,425
Travel and accommodation	22,991	6,993	(2,792)	27,192	7,904	(2,904)	32,192
Other	1,400	-	-	1,400	1,000	(400)	2,000
Administration fees (earned)	(10,144)	-	(6,742)	(16,886)	-	(10,492)	(27,378)
	1,394,774	236,131	(105,057)	1,525,848	342,892	(147,413)	1,721,327

English Royalty Division
Properties
Acquisition and option payments	-	954,118	(428,680)	525,438	249,952	(604,058)	171,332
Exploration costs
Geological and geochemical	-	86,420	-	86,420	158,449	-	244,869
Travel and accommodation	-	2,328	-	2,328	3,201	-	5,529
Other	-	23	-	23	84	-	107
	-	1,042,889	(428,680)	614,209	411,686	(604,058)	421,837

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

			Write-off
	Balance	Gross	or	Balance	Gross	Write-off or	Balance
	December 31,	Expenditures	Recovery	December	Expenditures	Recovery	December
	2002	2003	2003	31, 2003	2004	2004	31, 2004
ONTARIO (continued)
Other Ontario Properties
Acquisition and option payments	$41,310	$-	$-	$ 41,310	$-	$(41,310)	$-
Exploration costs
Geological and geochemical	22,722	-	-	22,722	-	(22,722)	-
Geophysical	56,362	-	-	56,362	-	(56,362)	-
Travel and accommodation	1,322	-	-	1,322	-	(1,322)	-
	121,716	-	-	121,716	-	(121,716)	-

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	196,826	111,752	-	308,578	86,408	(150,744)	244,242
Exploration costs
Geological and geochemical	165,282	252,374)	-	429,479	90,306	(72,340)	447,445
Drilling	-	-	-	-	224,058	(100,000)	124,058
Geophysical	11,822	57,197	-	57,197	-	(56,715)	482
Travel and accommodation	9,380	647	-	10,026	1,277	(734)	10,569
Other	450	-	-	450	3,130	-	3,580
	383,760	421,970	-	805,730	405,179	(380,533)	830,376

Golden Promise Trend
Properties
Acquisition and option payments	146,887	379,302	(236,578)	289,611	219,495	(360,680)	148,426
Exploration costs
Geological and geochemical	146,369	410,901	(318,628)	238,642	622,733	(608,021)	253,354
Drilling	113,636	208,665	(213,796)	108,505	392,168	(328,608)	172,065
Geophysical	11,443	464,315	(358,437)	117,321	-	(62,742)	54,579
Travel and accommodation	5,251	3,563	(2,459)	6,355	16,188	(14,807)	7,736
Other	-	-	-	-	296	(296)	-
Administration fees (earned)	-	-	(74,203)	(74,203)	-	(104,641)	(178,844)
	423,586	1,466,746	(1,204,101)	686,231	1,250,880	(1,479,795)	457,316

Avalon Trend Properties
Acquisition and option payments	55,340	47,226	-	102,566	109,725	(52,508)	159,783
Exploration costs
Geological and geochemical	143,427	152,786	-	296,213	339,711	(380,247)	255,677
Drilling				-	263,443	(263,443)	-
Travel and accommodation	3,072	1,425	-	4,497	2,115	(2,433)	4,179
Other	-	-	-	-	1,366	(641)	725
Administration fees (earned)	-	-	-	-	-	(42,671)	(42,671)
	201,839	201,437	-	403,276	716,360	(741,943)	377,693

Glenwood-Botwood Trend
Properties
Acquisition and option payments	398,773	91,506	(166,437)	323,842	246,707	(168,199)	402,350
Exploration costs
Geological and geochemical	286,659	489,568	(194,384)	581,843	502,002	(68,856)	1,014,989
					395,568	(104,467)	291,101
Geophysical	204,521	292,828	(260,543)	236,806	39,279	(20,056)	256,029
Travel and accommodation	5,173	1,579	(903)	5,849	5,534	(1,357)	10,026
Administration fees (earned)	-	-	(39,887)	(39,887)	-	(3,026)	(42,913)
	895,126	875,481	(662,154)	1,108,453	1,189,090	(365,961)	1,931,582

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

			Write-off
	Balance	Gross	or	Balance	Gross	Write-off or	Balance
	December	Expenditures	Recovery	December	Expenditures	Recovery	December
	31, 2002	2003	2003	31, 2003	2004	2004	31, 2004
NEWFOUNDLAND
GOLD PROPERTIES (continued)
New World Trend Property
Acquisition and option payments	$35,040	$(18,950)	$-	$16,090	$53,600	$-	$69,690
Exploration costs
Geological and geochemical	85,357	148,522	-	233,879	69,566	-	303,445
					567	-	567
Travel and accommodation	1,766	51	-	1,817	43	-	1,860
	122,163	129,623	-	251,786	123,776	-	375,562

GNP Trend Property
Acquisition and option payments	117,071	(82,900)	-	34,171	-	(34,171)	-
Exploration costs
Geological and geochemical	25,010	2,247	-	27,257	-	(27,257)	-
Travel and accommodation	3,373	-	-	3,373	-	(3,373)	-
	145,454	(80,653)	-	64,801	-	(64,801)	-

NEWFOUNDLAND
Base Metal Properties
Acquisition and option payments	266,157	64,773	(46,039)	284,891	104,543	(299,742)	89,692
Exploration costs
Geological and geochemical	511,960	87,010	(208,562)	390,408	100,984	(242,621)	248,771
Drilling	538,236	1,757	(23,825)	516,168	122,758	(347,192)	291.734
Geophysical	169,913	16,194	(16,205)	169,902	1,316	(88,581)	82,637
Travel and accommodation	39,580	10,286	(16,596)	33,270	6,689	(17,972)	21,987
Other	9,612	208	(726)	9,094	-	(8,869)	225
Administration fees (earned)	(84,947)	-	-	(84,947)	-	84,947	-
	1,450,511	180,228)	(311,953)	1,318,786	336,290	(920,030)	735,046

BRITISH COLUMBIA
Axelgold and Thumb Peak
Acquisition and option payments	434,571	1,267	-	435,838	-	(435,838)	-
Exploration costs
Geological and geochemical	59,041	(326)	-	58,715	601	(59,316)	-
Drilling	1,099	-	-	1,099	151	(1,250)	-
Travel and accommodation	2,921	22	-	2,943	-	(2,943)	-
Administration fees (earned)	(63,860)	-	-	(63,860)	-	63,860	-
	433,772	963	-	434,735	752	(435,487)	-

NUNAVUT, BAFFIN ISLAND
Incognita Joint Venture Property
Acquisition and option payments	84,048	-	-	84,048	65,000	(149,048)	-
Exploration costs
Geological and geochemical	83,759	5,742	(2,404)	87,097	(66,677)	(20,420)	-
Drilling	32,758	-	-	32,758	97,050	(129,808)	-
Geophysical	14,151	-	-	14,151	-	(14,151)	-
Travel and accommodation	4,294	-	-	4,294	8,000	(12,294)	-
Other	354	-	-	354	22,178	(22,532)	-
Administration fees (earned)	(197,520)	-	(88)	(197,608)	-	197,608	-
	21,844	5,742	(2,492)	25,094	125,551	(150,645)	-

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

			Write-off
	Balance	Gross	or	Balance	Gross	Write-off or	Balance
	December	Expenditures	Recovery	December	Expenditures	Recovery	December
	31, 2002	2003	2003	31, 2003	2004	2004	31, 2004
UNITED STATES OF AMERICA
ALASKA (note 9)
Palmer Property
Acquisition and option payments	$800,865	$107,524	$-	$908,389	$136,566	$-	$1,044,955
Exploration costs
Geological and geochemical	213,957	(4,025).	-	209,932	161,300	-	371,232
Drilling	680,324	1,891	-	682,215	-	-	682,215
Travel and accommodation	13,193	4,810	-	18,003	-	-	18,003
Other	17,458	555	-	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)	-	-	(76,483)
	1,649,314	110,755	-	1,760,069	297,866	-	2,057,935

ARIZONA
Yuma King Property
Acquisition and option payments	-	-	-	-	54,202	-	54,202
Exploration costs
Geological and geochemical	-	-	-	-	16,484	-	16,484
Travel and accommodation	-	-	-	-	1,188	-	1,188
	-	-	-	-	71,874	-	71,874

NEVADA (note 5)
Other Properties
Acquisition and option payments	-	369,783	-	369,783	419,572	(23,505)	765,850
Exploration costs
Geological and geochemical	-	-	-	-	118,794	(11,233)	107,561
	-	369,783	-	369,783	538,366	(34,738)	873,411

Deferred Property Costs	$12,258,113	$10,419,694	$(5,400,989)	$17,276,818	$9,192,034	$(6,653,358)	$19,815,494

Property Costs Written-off

The composition of the write-off figures by property classification is as follows:

	2004	2003
Other Red Lake Properties	$226,527	$6,457
Other Ontario	121,716	-
Newfoundland Base Metal Properties	446,942	398,368
Other Newfoundland Properties	493,817	26,695
Nunavut Properties	150,645	-
British Columbia Properties	435,487	-
Other Properties	52,972	1,395
Total costs written-off	1,928,106	432,915
Aggregate cost recoveries and administration fees received	4,725,252	4,968,074
Gross write-offs and recoveries	$6,653,358	$5,400,989

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

1.          NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States ("US"). Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its subsidiaries - Toquima Minerals Corporation at December 31, 2004 and 2003 and Rubicon Minerals USA Inc. as at the 2002 year end. The investment in Africo Resources Ltd. is accounted for on an equity basis.

All intercompany balances have been eliminated.

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

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 50% for software. Leasehold improvements are amortized on a straight-line basis over 10 years.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Investments

The Company's investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

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

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. These Recommendations were first applied on a prospective basis to all awards granted on or after January 1, 2002. They established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services.

As amended by the CICA during the comparative year, the standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

The Company's accounting policy for future income taxes currently had no effect on the financial statements of any of the fiscal years presented.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2004, the Company does not have any asset retirement obligations.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company's policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

3.          RELATED PARTY TRANSACTIONS

During 2004, the Company accrued or paid legal fees aggregating $664,277 (including $254,471 for the Company's subsidiary Toquima) (2003 - $291,791; 2002 - $293,568) to a law firm of which a partner is a director of the Company. The fees are recorded within professional expenses, IPO costs of subsidiary (Toquima), mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2004, this firm is owed $277,521 (2003 - $62,569). These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates. In addition, during 2004, this law firm also billed $53,920 legal fees to Africo Resources Ltd., a subsidiary of the Company accounted for on an equity investment basis.

During 2004, the Company completed an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 common shares and pay $75,000 in cash on each of the next two anniversary date of the agreement. IF TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. The Company and TLC had a common director at the time the Company entered into and completed this option agreement.

4.          INVESTMENTS

At December 31, 2004, the Company owned common shares in public and private companies as follows:

		2004			2003
	Aggregate		Market	Aggregate		Market
	Cost		Value	Cost		Value
				$		$
Public companies	814,414		611,927	351,958		388,136)
Private companies	2,363,369	(a)	-*)	14,875		-*
	3,177,783		611,927	366,833		388,136)
* - The fair value of each outstanding common share of these private companies is not readily determinable

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

4.          INVESTMENTS (continued)

(a)         Investment in Africo Resources Ltd. ("Africo")

During 2004, the Company acquired a 60% interest in Africo, a British Columbia private company and subsequently resold part of its investment in Africo for a gain of $684,174. As at December 31, 2004, the Company owned 35.6% of Africo with a book value of $2,363,369 (net of equity loss).

Africo controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

5.          CAPITAL TRANSACTIONS

On December 17, 2003, the Company exchanged all of its shares of its wholly-owned subsidiary Rubicon Minerals USA. Inc. ("Rubicon USA"), the sole asset of which is the Palmer property located in Alaska, USA., in consideration for 4.8 million shares of Toquima Minerals Corporation (formerly 650261 BC Ltd., "Toquima"), a private British Columbia corporation which was then also a wholly-owned subsidiary of the Company. On December 23, 2003, the Company exchanged its interest in Fremont Minerals Corporation ("Fremont"), a private Nevada corporation which holds certain mineral property interests in that State (an interest which the Company acquired earlier in 2003 for $300,000 in cash) in consideration for an additional 1.2 million common shares of Toquima. At December 31, 2004, the Company held a 60.3% (2003 - 60.3%) interest in the outstanding common share capital of Toquima.

The Company's interest in Toquima is considered to be a single purchase of a controlling interest at an effective date of December 31, 2003, with the consideration, based on the carrying amount of the Company's aggregate investment in Rubicon USA and Fremont, allocated to identifiable assets and liabilities as follows:

2003
Cash	$714,031)
Mineral property costs:
Palmer property	1,760,069)
Nevada properties	369,783)
Liabilities assumed	*(101,219)
Net assets acquired	$2,742,664)

* - 49,583 of this amount was payable to the Company

As at December 31, 2003, the Company recognized a non-controlling interest in the net assets of Toquima in the amount of $682,594.

6.          PROPERTY INTERESTS

The following is a summary of the Company's principal property interests, segregated by geographical location. It is not a comprehensive listing of all past or present property interests.

CANADA
ONTARIO
RED LAKE MINING DIVISION

McFinley Gold Property

Pursuant to the terms of two separate agreements in fiscal 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

6.          PROPERTY INTERESTS (continued)

CANADA (continued)
ONTARIO (continued)
McFinley Gold Property (continued)

Water Claims Agreement ("Water Claims")

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000, issue 260,000 shares and complete US$1,300,000 of exploration prior to March 31, 2006. During 2004 the Company completed its acquisition of the Water Claims after meeting all the required payments and expenditures. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement ("Land Claims")

The Company purchased the Land Claims (16 patented claims) from DGC in July 2002 for Cdn$500,000 and the issuance of 500,000 common shares. The Company also issued to the vendor 100,000 stock options (exercise price of $1.15 per common share, expiring July 2007). The Land Claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum Cdn$1,500,000 in advance royalty payments described above.

Goldcorp Option Agreement

The Company has optioned up to a 70% interest in the 543 claims known as the Sidace Lake, Red Lake North and Adams Lake Properties to Goldcorp Inc. ("Goldcorp") whereby Goldcorp must spend $5,000,000 in exploration expenditures over 4 years, including a committed $750,000 first year expenditure (completed) to earn an initial 60% interest. Goldcorp must complete a feasibility study to earn an additional 10% interest. Goldcorp was also required to purchase 1,000,000 shares of the Company at $1.60 by way of private placement (completed in 2003).

The Sidace Lake and Red Lake North Properties are comprised of 319 claims (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas. The Planet claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

The Adams Lake Property optioned to Goldcorp Inc. is comprised of 224 claims units in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement). The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

DMC Properties

Meunier Property

The Company has a 100% interest in 115 unpatented mining claims, which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000. The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and 1% NSR royalty on 27 claims. Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company acquired a 100% interest in 90 unpatented mining claims in Dome and McDonough townships. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

6.          PROPERTY INTERESTS (continued)

CANADA (continued)
ONTARIO (continued)

Red Lake East Property

The Company acquired a 100% interest in 454 unpatented claim units in the McDonough, Balmer and Bateman townships. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Slate Bay Property

The Company acquired a 100% interest in 13 unpatented mining claims located in Todd township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold. Subsequent to December 31, 2004, the Company optioned this property to Kings Bay Gold. See Note 13.

Humlin Property

The Company acquired a 100% interest in 13 unpatented mining claims located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

East Bay Property

The Company has two option agreements to acquire a 100% interest in 83 unpatented mining claim units as follows:

Herbert Option

The Company acquired a 40% interest in 81 unpatented mining claim units located in the Bateman and Blackbear townships. The Company has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($27,000 paid) and issuing 60,000 common shares (45,000 issued). The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million.

Seargeant Property

The Company has an option to acquire a 100% interest in 2 unpatented mining claim units located in the Blackbear township by making cash payments of $55,000 ($20,000 paid) by October 20, 2006. The property is subject to a 2% NSR of which the Company may purchase 1% of the NSR royalty for $750,000.

McCuaig JV Property

The Company earned a 60% interest in three unpatented mining claims in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000 by May 31, 2003 The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retains a right to first refusal on the remaining NSR royalty.

Hammell Lake Property

The Company acquired a 100% interest in the three unpatented mining claims.

Redstar Option Agreement

During 2002, the Company granted Redstar Resources Corporation ("Redstar") the right to earn up to a 70% interest in several of Rubicon's properties (a total of 226 claim units) at the western end of the Red Lake gold camp. The optioned properties included the Baird, Pipestone North, Pipestone South and Wolf Bay properties.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

6.          PROPERTY INTERESTS (continued)

CANADA (continued)
ONTARIO (continued)

Redstar Option Agreement (continued)

Redstar can earn an initial 51% interest in the properties by making cash payments to the Company totaling $135,000, issuing 500,000 post-consolidation shares (250,000 received) to Rubicon and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year (completed). During the comparative year, the Company amended the agreement in which Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding and bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors and the issuance of 150,000 common shares to the Company (paid). Subsequent to December 31, 2004, the Company renegotiated this option agreement with Redstar. See Note 13.

Pipestone North Property

The Company acquired a 100% interest in the six unpatented mining claims.

Wolf Bay Property

The Company acquired 18 unpatented mining claims. 17 claims are optioned to Redstar and one claim was traded to a third party in return for the Company receiving an NSR of 1.75%

Pipestone South Property

The Company acquired a 100% interest in 15 unpatented mining claims.

English Royalty Division ("ERD")

During 2003, the Company acquired underlying interests to 74 mineral properties pursuant to the terms of the ERD described below and an additional 11 mineral properties for no additional consideration. The majority of the mineral properties are located in the Red Lake Mining Division. The Company made the initial acquisition when it purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 and the issuance of 250,000 common shares. Fourteen of the 74 properties were subject to agreements involving the Company as optionee, including Red Lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, Pipestone South, Pipestone North, East Bay, Slate Bay English, Hammell Lake and Wolf Bay. Accordingly, this agreement reduced the Company's aggregate property payments due under these pre-existing options by $414,000, including $132,000 ($125,000 in 2004 and $9,000 in 2003).

During 2003 and 2004, the Company recorded cash and share receipts (before costs) of $1,032,738 in connection with third party option payments received pursuant to the ERD. As at December 31, 2004, the Company held NSRs and/or expected option payments on 51 mineral properties.

NEWFOUNDLAND

Golden Promise Trend Properties

The Company acquired a 100% interest in approximately 1,998 claims by map staking and an additional 978 claims were acquired under option from a third party (or fall within an area of interests with the third party) with the Company able to obtain a 100% interest in the claims through 6 option agreements by making cumulative cash payments of $464,000 ($218,100 paid) and common share issuances of 195,000 over four years (55,000 shares issued and also $40,000 paid in lieu of 30,000 shares). Rubicon has also granted a 1.5% - 2.5% NSR royalties on the optioned claims and has the right to buy back 0.5% - 1.5% of the NSRs for $1,250,000 - $1,500,000 at any time

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

6.          PROPERTY INTERESTS (continued)

CANADA (continued)
NEWFOUNDLAND (continued)

Golden Promise Trend Properties  (continued)

Option Agreement with Placer Dome

The Company has optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer Dome (CLA) Limited ("Placer") whereby Placer must spend $5,000,000 in exploration expenditures over three years (first 2 years completed as at Dec 31, 2004) and make all payments (all payments made) relating to the Mercer Agreement to earn an initial 55% interest. Placer must complete a feasibility study to earn an additional 15% interest.

Option Agreement with Crosshair Exploration and Mining Corp.

The Company has optioned seven mineral licenses known as the Victoria Lake Property (South Golden Promise area properties) to Crosshair Exploration Mining Corp. ("Crosshair") in consideration for Crosshair incurring $1.75 million in exploration expenditures and issuing 400,000 common shares (200,000 issued) to the Company.

Glenwood-Botwood Gold Trend (includes H-Pond)

The Company has entered into eight option agreements with prospectors to earn a 100% interest in a total of 1,211 claims for aggregate consideration of $614,000 ($330,000 paid) in cash and the issuance of 252,000 common shares, of which 74,000 common shares can be paid in cash in the amount of $74,000 (123,000 issued, $24,000 paid) over four years, and the granting of 2% NSRs of which 1% can be purchased for varying amounts between $1 million to $2.5 million at any time. The Company also has a 100% interest in an additional 2,340 claims acquired by staking. Claims subject to option agreements with third parties are as follows:

Wings Point and Glenwood Option Agreements with Crosshair

The Company has optioned a 60% interest in approximately six mineral licenses known as the Wings Point Property, 11 mineral licenses known as the Glenwood Break Property to Crosshair Exploration Mining Corp. ("Crosshair") in consideration for Crosshair incurring $1.5 million and $2.0 million respectively in exploration expenditures and issuing 800,000 common shares (400,000 issued) to the Company.

Huxter Lane Joint Venture Agreement with Meridian Gold

During the year ended December 31, 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian Gold Company. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make the underlying cash payments to the vendor and by paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

Avalon Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 550 claims for aggregate consideration of $315,000 ($178,000 paid) in cash and the issuance of the share equivalent of $60,000 ($35,002 paid) over a four year period, and the granting of NSR royalties ranging form 2% to 3% of which portions can be purchased for $1,000,000 to $2,000,000 for each option agreement. In February 2004, the Company entered into an agreement with IAMGold Corporation ("IAMGold"), whereby IAMGold can earn an initial 55% interest in these claims by spending $3,000,000 over a four-year period, including $500,000 before February 2005 (completed). Subsequent to December 31, 2004, IAMGold terminated the option on the project. See note 13.

New World Gold Trend

The Company has entered into an agreement on the New World Property to earn a 100% interest in 380 claims for aggregate cash consideration of $57,000 over four years ($37,000 paid) and the issuance of an aggregate of 45,000 common shares (25,000 issued) over three years. The owners were granted a 2.0% NSR of which 50% of the royalty can be purchased by the Company for $1,000,000.

Star Track Gold Trend

The Company holds an option agreement pursuant to which it may earn a 100% interest in a total of 182 claims for aggregate consideration of $122,000 ($62,000 paid) in cash and the issuance of 200,000 (120,000 issued) shares over a four year period. The Company is required to grant a 2% NSR royalty of which 50% can be purchased for $1,000,000.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

6.          PROPERTY INTERESTS (continued)

CANADA (continued)
NEWFOUNDLAND (continued)
Base Metal Properties

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 0.5% for $500,000. During 2004, the Company completed an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 and pay $75,000 in cash on each of the next two anniversary dates of the agreement. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. Also see Note 3.

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

UNITED STATES OF AMERICA ALASKA

Palmer Property

The Company's subsidiary, Toquima has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska

To maintain the lease, Toquima is required to make annual advance royalty payments of US$42,500 and pay annual assessment fees to the Federal Bureau of Land Management of US$34,000. The Company was also required to issue a total of 200,000 common shares (issued). The lease is subject to a 2.5% net smelter return ("NSR") royalty of which the Company may purchase portions of the NSR up to a maximum of 1.5% as follows: 0.5% for US$1,000,000 at any time before the sixth anniversary of the date of the mineral lease; 0.5% for US$2,000,000 before the seventh anniversary; and 0.5% for US$3,000,000 before the tenth anniversary. The Company has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease. The advance royalty payments are deductible from the NSR royalty.

During the comparative year, the Company effectively vended a non-controlling interest in the Palmer property. It retains an Right o f first offer if the current owner chooses to option the property. Refer to note 5.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

7.          SHARE CAPITAL

a) Authorized share capital consists of 250,000,000 common shares without par value.

	2004		2003		2002
	Number of		Number of		Number of
	Shares	$	Shares	$	Shares	$
Balance, beginning of year	52,184,631	35,911,629	34,032,251	18,737,677	23,398,867	11,281,967
Private placements	(1)2,093,412	(3)2,398,702	(2)13,979,329	(4)14,389,958	5,368,463	(5)3,568,885
Mineral properties	123,827	164,372	602,811	711,381	1,426,028	1,656,612
Stock options exercised	79,000	(6) 80,685	1,547,500	583,125	167,500	64,725
Warrants exercised	525,161	629,333	2,022,740	1,489,488	3,671,393	2,165,488
Balance, end of year	55,006,031	39,184,721	52,184,631	35,911,629	34,032,251	18,737,677

(1)	2,093,412 (Year 2003 - 2,000,000) shares were issued under a flow-through share purchase agreement.
(2)	2,000,000 shares were issued under a flow-through share purchase agreement
(3)	Net of issue costs of $532,075
(4)	Net of issue costs of $1,238,338 ($562,199 - year 2004)
(5)	Net of issue costs of $272,716
(6)	Inclusive of the original $12,465 fair value of these options allocated to share capital on exercise

b) Stock Options

The following is a summary of the changes in the Company's outstanding stock options for the 2004, 2003 and 2002 fiscal years.

	2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Shares	Exercise	Shares	Exercise	Shares	Exercise
		Price		Price		Price
		$		$		$
Balance at beginning of year **	2,440,000	1.00	3,117,500	0.67	1,680,000	0.38
Granted	1,435,000	1.35	895,000	1.06	1,655,000	0.92
Exercised	(79,000)	0.86	(1,547,500)	0.38	(167,500)	0.39
Expired/Cancelled	(309,375)	1.31	(25,000)	0.46	(50,000)	0.43
Outstanding and exercisable at end of
fiscal year *, **	3,486,625	1.11	2,440,000	1.00	3,117,500	0.67

* At December 31, 2004, the weighted-average remaining contractual life of stock options outstanding is 3.88 years.
** 125,000 options granted to a director in 2003 were incorrectly cancelled in 2003.These options are now shown as outstanding as at December 31, 2003 and 2004.
The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2004	2003	2002
Balance at beginning of year	$753,531)	$197,485	$-
Stock-based compensation	1,100,980)	556,046	145,355
Mineral properties	-)	-	52,130
Share issuance costs	118,417)	-	-
Fair value of stock options allocated to shares issued on	(12,465)
exercise		-	-
Balance at end of year	$1,960,463)	$753,531	$197,485

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

7.          SHARE CAPITAL (continued)

In 2002, if the Company had accounted for the stock options granted to directors and employees using the fair value method the pro-forma effect on net loss per share would be as follows:

Net loss for the year	2002

As reported	$1,102,112)
Additional compensation expense	383,468)
Pro-forma net loss for the year	$1,485,580)

Loss per share
As reported	$(0.04)
Pro-forma	$(0.05)

The fair value of options included in the expense figures and in the pro-forma information above for 2002, has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate 4.5 to 5.0% (2003 - 5%; 2002 - 2.5%); expected lives of 2 to 5 years (2003 - 2 to10 years; 2002 - 1 ½ to 5 years); an expected volatility of 65.12 to 80.62% (2003 - 50%; 2002 - 26%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants

c) Summary of stock options and warrants outstanding:

December 31, 2004
Type of Issue		Number Outstanding	Exercise Price or	Expiry Date
			Price Range
			$
Stock Options		75,000	0.87	01/17/05
	**	125,000	0.76	02/15/05
		100,000	1.15	07/09/07
		200,000	1.16	06/08/07
		225,000	0.84	07/18/07
		1,187,000	0.83	08/08/07
		759,625	1.48	01/27/09
		20,000	1.30	07/12/09
		415,000	1.21	12/31/09
		20,000	1.17	10/20/13
		30,000	1.18	10/21/13
		30,000	1.35	11/03/13
		300,000	1.45	12/10/13

Total Stock Options	***	3,361,625

Warrants		2,031,650	1.25	02/20/05
		212,033	1.05	02/20/05
		403,930	1.25	2/26/05
		100,000	1.25	03/04/05
		6,960	1.05	03/04/05
		5,029,029	1.25	08/22/05
		713,736	1.05	08/22/05
		159,350	1.40	12/23/07
		35,714	1.40	12/30/07

Total Warrants	***	8,692,402

** 125,000 options granted to a director in 2003 were incorrectly cancelled in 2003. These options are now shown as outstanding as at December 31, 2003 and 2004.

*** Subsequent to December 31, 2004, additional options were granted and options and warrants were exercised, cancelled or expired. See note 13.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

8.          COMMITMENTS

At December 31, 2004, the Company has $247,170 in remaining lease payments for the use of its Vancouver office.

At December 31, 2004, the Company is committed to incur $2,930,777 (2003 - $1,174,832; 2002 - $Nil) in eligible exploration expenditures prior to December 31, 2005 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company's discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

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

	December 31,
	2004	2003	2002
a) Assets
Deferred Property Costs
Deferred property costs following Canadian GAAP	$19,815,494	$17,276,818	$12,258,113
Less deferred property costs	(19,815,494)	(17,276,818)	(12,258,113)
Deferred property costs following US GAAP	$-	$-	$-

b) Operations
Net loss following Canadian GAAP	$(4,082,836)	$(2,312,394)	$(1,102,112)
Deferred property costs expensed under US GAAP	(4,466,782)	(5,451,620)	(6,897,078)
Deferred property costs written-off under Canadian GAAP	1,928,106	432,915	171,358
Income from sale of tax benefits under US GAAP	367,665	480,000	-
Net loss under US GAAP	$(6,253,847)	$(6,851,099)	$(7,827,832)

c) Deficit
Closing deficit following Canadian GAAP	$(12,091,259)	$(8,114,423)	$(5,802,029)
Adjustment to deficit for accumulated costs expensed under US	(18,911,209)	(16,634,198)	(12,095,493)
Closing deficit under US GAAP	$(31,002,468)	$(24,748,621)	$(17,897,522)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	$(1,099,676)	$(1,989,751)	$(418,148)
Add net loss following Canadian GAAP	4,082,836	2,312,394	1,102,112
Less net loss following US GAAP	(6,253,847)	(6,851,099)	(7,827,832)
Less other write down taken under Canadian GAAP	(1,928,106)	(432,915)	(171,358)
Add non-cash property expenditures expensed under US GAAP	(461,910)	370,633	1,688,742
Cash applied to operations under US GAAP	$(5,660,703)	$(6,590,738)	$(5,626,484)

e) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	$(10,574,192)	$(9,298,786)	$(7,957,393)
Add cash property costs expensed under US GAAP	9,099,621	10,049,061	7,936,059
Cash applied to investments under US GAAP	$(1,474,571)	$750,275	$(21,334)

f) Cash Flows - Financing Activities
Cash received from financing activities under Canadian GAAP	$7,313,642	$21,430,645	$8,526,821
Less: exploration recoveries included in income under US GAAP	(4,170,929)	(4,968,074)	(2,727,723)
Less: premiums on flow-through share issuances included in income	(367,665)	(480,000)	-
Cash received from financing activities under US GAAP	$2,775,048	$15,982,571	$5,799,098

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

10.        DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

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

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2004	2003	2002

Numerator: Net loss for the year under US GAAP	$(6,253,847)	$(6,851,099)	$(7,827,832)
Denominator: Weighted-average number of shares under
Canadian GAAP	52,919,912	43,240,383	31,010,908
Adjustment required under US GAAP (escrow shares)	(50,000)	(21,260)	-
Weighted-average number of shares under US GAAP	52,869,912	43,219,123	31,010,908
Basic and diluted loss per share under US GAAP	$(0.12)	$(0.16)	$(0.25)

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

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

Accumulated Other Comprehensive Loss - December 31, 2001	$500)
Other Comprehensive Income - 2002	(813)
Accumulated Other Comprehensive Income - December 31, 2002	$(313)
Other Comprehensive Income - 2003	36,491)
Accumulated Other Comprehensive Income - December 31, 2003	$36,178)
Other Comprehensive Loss - 2004	(238,665)
Accumulated Other Comprehensive Income - December 31, 2004	$(202,487)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP (continued)

h)          Stockholders' Equity (continued)

ii)         Flow-Through Shares

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

	2004	2003	2002
Deferred tax benefit	$367,665	$480,000	$-

The Company's share capital balance under Canadian GAAP would be impacted as follows by the pro-forma application of this US GAAP standard:

	2004	2003	2002
Share capital under Canadian GAAP	$39,172,256	$35,911,629	$18,737,677
Deferred tax benefit included in income under US GAAP- 1999	(24,436)	(24,436)	(24,436)
Deferred tax benefit included in income under US GAAP - 2000	(134,000)	(134,000)	(134,000)
Deferred tax benefit included in income under US GAAP - 2003	(480,000)	(480,000)	-
Deferred tax benefit included in income under US GAAP - 2004	(367,665)	-	-
Share capital under US GAAP	$38,166,155	$35,273,193	$18,579,241

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

The following provides reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2004	2003	2002
Investments under Canadian GAAP	$3,197,783	$366,833	$40,119
Other Comprehensive Income under US GAAP - 1999	1,500	1,500	1,500
Other Comprehensive Loss under US GAAP - 2000	(6,101)	(6,101)	(6,101)
Other Comprehensive Income under US GAAP - 2001	5,101	5,101	5,101
Other Comprehensive Loss under US GAAP - 2002	(813)	(813)	(813)
Other Comprehensive Income under US GAAP - 2003	36,491	36,491	-
Other Comprehensive Loss under US GAAP - 2004	(238,665)	-	-
Investments under US GAAP	$2,995,296	$403,011	$39,806

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

11.     COMPARATIVE FIGURES

Certain of the prior years' figures have been reclassified to conform with the current year's financial statement presentation.

12.        INCOME TAXES

At December 31, 2004, the Company had non-capital losses of approximately $5.4 million expiring over the next seven years and available to reduce taxable income earned during that period. In addition, the Company has approximately $15.9 million of resource and other tax pools available to offset future taxable income. The potential net future tax benefit relating to these amounts has not been reflected in the financial statements as their utilization cannot be considered likely.

13.       SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2004:

Share Capital

  In January 2005, the Company closed the final tranche of a flow through financing announced in December 2004 by issuing 1,000,000 common shares @ $1.40 per common share, 100,000 broker warrants enabling the holders to purchase 100,000 common shares at $1.40 per common share for a period of two years and paying $112,000 cash in commission.

  300,000 stock options were exercised at prices ranging from $0.76 to 0.86 per common share for cash proceeds of $245,500 and 135,625 stock options exercisable at prices ranging from $0.87 to $1.48 per common share were cancelled or expired.

  482,493 warrants were exercised at prices ranging from $1.05 to $1.25 per common share for cash proceeds of $559,318.

  The Company issued stock options to directors and officers to purchase 1,825,000 common shares at $1.18 per common share.

Mineral properties

  The Company optioned its Slate Bay project to King's Bay Gold whereby King's Bay Gold can earn a 51% interest in the property by spending $2.75 million in exploration costs on the property over four years, commencing March 1, 2005, including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. King's Bay Gold has made an initial payment of $10,000 and 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and $90,000 in its common shares to the Company over the term of the agreement.

  The Company renegotiated the option agreement with Redstar Resources Corporation ("Redstar") whereby under the new agreement Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares. Redstar is then required to make additional cash payments of $175,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in a number of properties covered under the Redstar option agreement.

  IAMGold notified the Company it had terminated its option to earn a 55% interest in the Avalon project.

Investment in Africo

  Africo approved a $5.33 million non-brokered private placement to its existing shareholders at a price of $1.50 per share to provide sufficient working capital to complete the feasibility study on its copper-cobalt property in the Democratic Republic of Congo. The Company has agreed to participate in the private placement up to $2.13 million of which $1.15 million has been advanced. Africo is evaluating various alternatives to secure a public listing. Africo also released additional diamond drilling results. See the Company's news release dated March 21, 2005 for further details.

Changes to the Board of Directors

  On February 1, 2005, the Company appointed Kevin Sherkin and John R. Brodie, FCA to its Board and Doug Forster and Michael Gray stepped down in order to allow for the new board appointments.

Item 18. Financial Statements

See "Item 17 - Financial Statements."

Item 19. Exhibits

INDEX TO EXHIBITS

All exhibits listed are those material contracts entered into subsequent and in addition to those detailed in the Company's Registration Statement on Form 20F.

Exhibit No.	Description	Sequential Page No.

Articles of Incorporation and Bylaws

1.1	Memorandum of 515006 B.C. Ltd. dated February 20, 1996	N/A(1)

1.2	Special Resolution dated March 26, 1996 and Altered Memorandum	N/A(1)

1.3	Articles of the Company	N/A(1)

1.4	Special Resolution dated May 7, 1996 amending Articles of the Company	N/A(1)

Voting Trust Agreements

3.1	Voting Trust Agreement between the Company and Dominion Goldfields Corporation	N/A (4)

Material Contracts - Properties

McFinley Gold Project

4.1	Agreement made as of January 3, 2002, as accepted January 30, 2002 between the
Company and Dominion Goldfields Corporation in connection with the McFinley
	Water Claims	N/A(4)

4.2	Agreement made and accepted as of June 10, 2003 between the Company and
	Dominion Goldfields Corporation in connection with the McFinley Land Claims *	N/A(4)

* Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for Confidential
Treatment under Rule 24b-2 promulgated under the Securities Exchange Act of
1934, as amended.

Red Lake Joint Venture Properties

AngloGold Exploration, Development and Mining Venture Agreement

4.3	Exploration, Development and Mining Venture Agreement dated May 5, 2000
	between AngloGold (Canada) Exploration Company and the Company	N/A(1)

4.4	First Amendment to Exploration, Development and Mining Venture Agreement dated
December 20, 2001 between AngloGold (Canada) Exploration Company and the
	Company	N/A(3)

Meunier Property, Ontario

4.5	Agreement made as of February 1, 1995 between Viridian Inc. (formerly Sherritt Inc.
and now Agrium Inc.), Outokumpu Mines Ltd. and David Meunier as clarified by letter agreement dated November 18, 1996 as accepted January 1, 1997 and November
	21, 1996, respectively	N/A(1)

4.6	Letter Agreement dated January 29, 1996 between Rubicon Management Ltd.
(formerly Rubicon Minerals Corporation) and David Meunier whereby RML agreed to acquire a 100% interest in the property, together with a copy of a letter dated May 17,
2000 between David Meunier and the Company amending the Agreement to include
	an NSR Schedule	N/A(1)

4.7	Letter dated March 25, 1997, from the Company to Agrium Inc. and Outokumpu
	Mines Ltd. regarding assignment	N/A(1).

4.8	Amendment to January 1996 Letter Agreement, dated May 17, 2000	N/A(1)

Red Lake West Property, Ontario
(formerly known as the Post Narrows and Slate Bay Properties)

4.9	Letter Agreement dated February 6, 1998 between the Company and Perry English in
	connection with the Post Narrows Property	N/A(1)

4.10	Letter Agreement dated February 7, 1998 between the Company and Perry English in
	connection with the Slate Bay Property	N/A(1)

4.11	Amending Agreement dated March 16, 1998 between the Company and Perry English
	in connection with the Post Narrows Property	N/A(1)

4.12	Letter Agreement dated August 7, 1998 between the Company and Perry English
	merging the Post Narrows & Slate Bay Properties into the Red Lake West Property	N/A(1)

Humlin West Property, Ontario

4.13	Letter Agreement dated February 7, 1998 between the Company and Perry English in
	connection with the Humlin West Property	N/A(1)

4.14	Letter Agreement dated October 21, 1998 between the Company and Perry English,
	which supersedes the Letter Agreement dated February 7, 1998	N/A(1)

Red Lake East Property, Ontario

4.15	Letter Agreement dated February 11, 1999 between Perry English and the Company	N/A(1)

Coli Lake Property, Ontario

4.16	Letter Agreement dated February 14, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

Advance Red Lake Property, Ontario

4.17	Letter Agreement dated June 27, 2000 between the Company and Tor Jensen, Belle
Madsen, Christopher Proud and Wayne Beach, whereby the Company may acquire a
	100% interest in the property	N/A(1)

MacKenzie Property, Ontario

4.18	Letter Agreement dated February 14, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

Slate Bay English Option Property

4.19	Letter Agreement dated September 10, 2000, as accepted February 12, 2001 between the Company and Perry English whereby the Company may obtain a 100% interest in
	the property	N/A(2)

Other Red Lake Properties

Pipestone North Property, Ontario

4.20	Letter Agreement dated August 12, 2000, between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

4.21	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

Pipestone South Property, Ontario

4.22	Letter Agreement dated August 12, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

4.23	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

Pipestone East Property, Ontario

4.24	Letter Agreement dated August 12, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

4.25	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

McCuaig Property, Ontario

4.26	Letter Agreement dated December 15, 1997 between the Company and Golden Tag
	Resources Ltd	N/A(1)

4.27	Amendment to Letter Agreement, dated September 19, 2000	N/A(1)

4.28	Joint Venture Agreement Between Golden Tag Resources Ltd. and the Company dated
	January 31, 2002	N/A(3)

Hammell Lake Property, Ontario

4.29	Letter Agreement dated June 27, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

Wolf Bay Property, Ontario

4.30	Letter Agreement dated June 26, 2000 between the Company and Perry English
	whereby the Company may acquire a 100% interest in the property	N/A(1)

4.31	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

West Red Lake Properties Agreement

4.32	Letter Agreement for West Red Lake Properties Between Redstar Resources
	Corporation and the Company dated March 7, 2002	N/A(3)

Newfoundland Properties

Golden Promise Property Agreement

4.33	Letter Agreement between William Mercer and the Company dated May 22, 2002, as
	accepted on July 26, 2002.	N/A(4)

StarTrack Property Agreement

4.34	Letter Agreement Between Robert Stares & Alexander Stares and the Company on the
	Stares Property dated November 9, 2001, as accepted on November 13, 2001	N/A(3)

Lewis "A" Property Agreement

4.35	Letter Agreement Between Black Bart Prospecting Inc. and the Company on the Lewis
	"A" Property dated December 24, 2001, as accepted February 7, 2002	N/A(3)

NST Gold Property Agreement

4.36	Letter Agreement Between Stephen Stares & James Crocker and the Company on the
	NST Property dated December 20, 2001, as accepted February 7, 2002	N/A(3)

Lewis "B" Property Agreement

4.37	Letter Agreement Between Gary E. Lewis (Representing Gary E. Lewis, BBP, Black
Bart Prospecting Inc. & Black Bart Prospecting) & Cyril Reid & Paul Chafe and the
Company on the Lewis "B" Property dated December 24, 2001, as accepted February
	7, 2002	N/A(3)

NST English Property Agreement

4.38	Letter Agreement Between Perry English and the Company on the NST English
	Property dated January 31, 2002, as accepted February 15, 2002	N/A(3)

Christopher Property Agreement

4.39	Option Agreement Between Bill Mercer and the Company on the Christopher Property
	dated February 28, 2002, as accepted March 8, 2002	N/A(3)

Point Leamington Property, Newfoundland

Acquisition Agreements

4.40	Letter Agreement dated August 26, 1998 between Noranda Mining & Exploration Inc.
	and the Company	N/A(1)

4.41	Letter Agreement dated May 12, 1999 between the Company and LATelco
International Inc. with respect to the offer to purchase the particular 2.5% undivided
	participating interest of LATelco in the Point Leamington Property	N/A(1)

4.42	Letter Agreement dated May 14, 1999 between the Company and Noranda Inc. with respect to confirmation and documentation of the formal Agreement with respect to a
	75% interest in the Point Leamington Property	N/A(1)

4.43	Letter Agreement dated May 14, 1999 between the Company and MFC Bancorp Ltd.
with respect to terms of the agreement to purchase a 22.5% beneficial interest in the
	Point Leamington Property	N/A(1)

Seal Bay Property

4.44	Letter Agreement dated July 10, 2001 between the Company and Falconbridge Ltd.
whereby the Company was granted until July 15, 2002 to incur exploration
	expenditures of $700,000 and thereby earn a 65% interest in the property	N/A(2)

Palmer Property, Alaska

4.45	Mineral Lease Agreement dated December 19, 1997 among Alyu, Haines, Rubicon
	USA and the Company	N/A(1)

4.46	Amendment to the Mineral Lease Agreement of December 19, 1997, dated August 21,
	2000	N/A(1)

Other Material Contracts

Employment Agreements

4.47	Employment Agreement with senior executive David W. Adamson dated January 1,
	2002	N/A(3)

4.48	Employment Agreement with senior executive J. Garfield MacVeigh dated August 1,
	1996	N/A(1)

4.49	Employment Agreement with senior executive Peter G. Wong dated December 1,
	2003	99

Vancouver Stock Exchange Listing Agreement

4.50.	Listing Agreement dated May 15, 1997 between the Company, Montreal Trust
	Company of Canada, and Vancouver Stock Exchange	N/A(1)

Indemnity Agreements

4.51	Indemnity Agreement dated April 1, 1997 between the Company and J. Garfield
	MacVeigh	N/A(1).

Director and Employee Stock Options - November 22, 1999

4.52	Directors' Stock Option Agreement dated November 22, 1999 between the Company
	and J. Garfield MacVeigh	N/A(1)
Directors' Stock Option Agreement dated November 22, 1999 between the Company
	and Craig J. Nelsen	N/A(1)

4.53	Employee Stock Option Agreement dated November 22, 1999 between the Company
	and Liz Monger	N/A(1)

Director Stock Option Amendment - March 22, 2000

4.54	Amendment to Stock Option Agreement of Craig J. Nelsen, dated March 22, 2000	N/A(1)

Director and Employee Stock Options - April 12, 2001

4.55	Employee Stock Option Agreement dated April 12, 2001 between the Company and
	Elizabeth Monger	N/A(3)

4.56	Employee Stock Option Agreement dated April 12, 2001 between the Company and
	Ian Russell	N/A(3)

4.57	Employee Stock Option Agreement dated April 12, 2001 between the Company and
	Elizabeth Mazerolle	N/A(3)

4.58	Director Stock Option Agreement dated April 12, 2001 between the Company and
	David Reid	N/A(3)

Director and Employee Stock Options - May 9, 2001

4.59	Employee Stock Option Agreement dated May 9, 2001 between the Company and Bill
	Cavalluzzo	N/A(3)

4.60	Director Stock Option Agreement dated May 9, 2001 between the Company and
	David Adamson	N/A(3)

4.61	Director Stock Option Agreement dated May 9, 2001 between the Company and
	Michael Gray	N/A(3)

4.62	Director Stock Option Agreement dated May 9, 2001 between the Company and J.
	Garfield MacVeigh	N/A(3)

Employee Stock Options - November 29, 2001

4.63	Employee Stock Option Agreement dated November 29, 2001 between the Company
	and Ian Russell	N/A(3)

4.64	Employee Stock Option Agreement dated November 29, 2001 between the Company
	and Darwin Green	N/A(3)

Employee Stock Options - December 20, 2001

4.65	Employee Stock Option Agreement dated December 20, 2001 between the Company
	and Bill Cavalluzzo	N/A(3)

Employee Stock Options - April 16, 2002

4.66	Employee Stock Option Agreement dated April 16, 2002 between the Company and
	Samantha Stevens	N/A(3)

Director and Significant Employee Stock Options - August 8, 2002

4.67	Director Stock Option Agreement* dated August 8, 2002 between the Company and
	David W. Adamson	N/A(4)

* Same Option Agreement (terms and number of options) was used for the other four directors of the Company - Michael J. Gray, J. Garfield MacVeigh, Douglas B. Forster
and David R. Reid

4.68	Director Stock Option Agreement dated August 8, 2002 between the Company and
	William Cavalluzzo	N/A(4)

Consulting Services Contract

4.69	Financial and Advisor Services Agreement dated April 7, 2003 between Roman
	Friedrich and Company Ltd. and the Company	N/A(4)

Shareholder Rights Plan

4.70	Shareholder Rights Plan dated February 11, 2002 and approved by the Company's
	Shareholders at is 2002 Annual General Meeting on June 6, 2002	N/A(4).

Stock Option Plan

4.71	Stock Option Plan dated May 6, 2003 and approved by the Company's Shareholders at
	its 2003 Annual General Meeting on June 12, 2003	N/A(4)

English Royalty Acquisition

4.72	Agreement Letter between the Company and Perry English dated January 23, 2002	N/A(5)

4.73	Exhibit A to the Agreement Letter between the Company and Perry English dated
	March 6, 2003(4)	N/A(4)

Subsidiaries

8.1	List of Subsidiaries	99

Additional Documents

10.1	Consent of DeVisser & Company, Chartered Accountants(1)	N/A

10.2	Technical Report on the "Exploration Activities of Rubicon Minerals Corporation
	on the McFinley Property, Red Lake, Ontario During the Period May 2003 to
	March 2004"	N/A(5)

10.3	"Technical Report on the Golden Promise Property", dated April 26, 2004	N/A(5)

13.1	906 Certification	109

	Audit Committee Charter

16.1	Audit Committee Charter	105

(1)	Filed as an exhibit to the Company's Registration Statement on Form 20-F filed December 13, 2000.

(2)	Filed as an exhibit to the Company's Registration Statement on Form 20-F (Amendment No. 2) filed April 20, 2001.

(3)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed April 29, 2002.

(4)	Files as an exhibit to the Company's Annual Report on Form 20F filed April 30, 2003

(5)	Filed as an exhibit to the Company's Annual Report on Form 20F filed April 30, 2004

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RUBICON MINERALS CORPORATION

(Registrant)

/s/ Peter G. Wong

________________________________
Peter G. Wong, CFO
Date: March 31, 2005

EXHIBIT 4.49

Employement Contract - Peter G. Wong

EMPLOYMENT AGREEMENT

THIS AGREEMENT dated as of the 1st day of December, 2003.

BETWEEN:
RUBICON MINERALS CORPORATION, a corporation incorporated under the laws of Canada having its head office at 888 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6
("Rubicon")
AND:
PETER G. WONG, of 4308 West 15th Avenue, Vancouver, B.C. V6R 3A8
("Wong")

        AND WHEREAS Rubicon wishes to formalize the employment of Wong with respect to the services provided to Rubicon by Wong and Wong has agreed to be employed by Rubicon on the terms and conditions set forth below.

        NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the promises, covenants, agreements and payments herein contained, the parties hereto agree as follows:

Position

1.         Rubicon hereby employs Wong as Chief Financial Officer (CFO) of Rubicon and Wong agrees to serve Rubicon in such capacity, upon the terms and subject to the conditions contained herein. Wong will report to the President and CEO and will work closely with management as required.

Term

2.         The initial term of this Agreement (the "Initial Term") shall be a period of three years from December 10, 2003 to December 10, 2006, subject to earlier termination in accordance with the terms of this Agreement.

3.         This Agreement shall thereafter automatically be renewed annually on the anniversary date of this Agreement for further terms of one year each ("Renewal Terms") subject to the following:

(a) Rubicon must provide at least 12 months' written notice of its intention not to renew this Agreement;

(b) Wong must provide at least 30 days' written notice of his intention not to renew this Agreement.

4.         The Initial Term and any Renewal Terms are collectively referred to herein as the "Term". All terms and conditions for any Renewal Term shall be the same as provided in this Agreement except as may be agreed in writing between the parties.

Duties

5.         Subject to paragraph 6, Wong shall diligently and faithfully devote such time and effort to the provision of services to Rubicon hereunder as are necessary to efficiently and competently perform the services required by this Agreement and in any event, not less than 95% of his working time and his expertise, skills, labour and attention to the needs of Rubicon and the discharge of his duties hereunder. In particular, Wong shall:

(a)         fulfil the functions of CFO of Rubicon. In connection therewith, Wong shall be responsible for:

(i)         financial and management accounting including budget preparation, reports to the Board, shareholders and exchanges, tax returns and tax planning, cash flow and investment management, compliance issues including US and Canadian regulations;

(ii)         management and review of accounting systems and personnel including databases and standards in compliance with all applicable laws and regulations.

(iii)        financial analysis of internal budgets and cash flow and financial evaluations of potential corporate or other acquisitions;

(iv)         negotiation and review of contracts including D&O insurance, banking contracts etc.;

(b)        perform such other duties related to the ongoing operations of Rubicon as the Board of Directors of Rubicon (the "Board") may require and assign to him from time to time consistent with his skills and experience.

6.         Rubicon acknowledges that during the Term, Wong may engage in other business activities for profit (including without limitation, the provision of services to other public or private companies of a similar nature to those services to be provided to Rubicon hereunder, or acting as a director or officer of corporations which are in competition with Rubicon).

Remuneration

7.         Unless otherwise agreed by the parties, Rubicon shall pay to Wong and he shall be entitled to receive an annual salary of either $90,000 or $88,000 plus a parking allowance of $150 per month (the "Annual Salary") at Wong's election. Notwithstanding anything to the contrary contained in the Articles of Rubicon or of any subsidiary of Rubicon, the Annual Salary shall, subject to clause 8, be inclusive of any other fees or remuneration of any description which Wong might be entitled to receive from Rubicon or any of its subsidiaries or any other company or association in which Wong holds office as a nominee or representative of Rubicon or any subsidiary of Rubicon and Wong shall, at the discretion of the Board, either waive his right to any such remuneration or account to Rubicon for the same forthwith upon receipt. The Annual Salary shall be payable in arrears in equal semi-monthly instalments, subject to deductions required by law. The Board of Rubicon may, form time to time, pay Wong a bonus related to performance and will review any possible bonus at least on each anniversary of this Agreement.

8.         Rubicon agrees to re-imburse Wong for costs required to maintain his professional status in good standing. Rubicon also agrees to support reasonable costs to support professional development applicable to his CFO role with Rubicon.

9.         The amount of the Annual Salary and annual bonus shall be reviewed by the Board from time to time (but not less frequently than on each successive anniversary date of this Agreement). Increases in the Annual Salary will not be automatic but will be based on such factors as the Board may consider relevant, provided it is acknowledged that increases are solely in the discretion of the Board and are not required under this Agreement. Wong will receive as a signing bonus up to $150/month parking allowance from the Company.

Stock Option

10.         In addition to the Annual Salary, Rubicon may from time to time and subject to the rules and policies of the stock exchange or exchanges on which the shares of Rubicon are listed, grant Wong options to purchase Common shares of Rubicon at the exercise price, and on the terms and conditions determined by the Board.

Expenses

11.         In addition to all other amounts agreed to be paid to Wong hereunder, Rubicon shall reimburse Wong for all reasonable expenses incurred by Wong in the course of performing his duties hereunder, provided that such expenses are supported by proper statements or vouchers supplied to Rubicon.

Benefits

12.         Rubicon may during the Term establish employee benefit plans for its employees and, in that event, Wong shall be entitled to participate in such benefit plans on the same basis as the Other Senior Executives. Rubicon will pay the premiums for such employee benefit plans for Wong as properly relate in the opinion of the Board, to Wong's position with Rubicon and the amount of the premiums paid by Rubicon shall be on the same basis as for the Other Senior Executives.

Vacation

13.         During the Term, Wong shall be entitled to three weeks' (21 days) vacation with pay in each year of the Term, in addition to statutory holidays. All such vacation time shall be taken by Wong at times mutually agreeable to Rubicon and Wong.

Termination Prior to Expiration of Term

14.         Rubicon may terminate Wong's employment hereunder as follows:

(a)         at any time during the Term for just cause without notice or compensation;

(b)         at any time during the Term if Wong is unable to perform all or substantially all his duties hereunder for any period of 180 consecutive days or for any period of 240 non-consecutive days during any period of 365 days, without notice or compensation;

(c)         in the event of the death of Wong, immediately and without any notice or compensation;

(d)         at any time during the Term:

(i)         upon Rubicon providing Wong with a period of 12 months notice in writing of its intent to terminate; or

(ii)        upon payment (in lieu of notice) by Rubicon to Wong of a lump sum amount equal to two times the Annual Salary then in effect. Wong shall also be entitled to exercise any options he then holds and to be granted new stock options in the same amount and on the same terms as any new stock options which may be granted to the Other Senior Executives during the 12 months following the date of payment (in lieu of notice), to the extent permissible under applicable securities legislation and stock exchange policies.

15.         Wong may terminate his employment hereunder at any time during the Term upon 30 days' notice in writing to Rubicon.

Confidential Information

16.         For the purposes of this Agreement, the term "Confidential Information and Materials" includes all information and material presently belonging to, used by, or in the possession of Rubicon, relating to mineral resource properties in which it has an interest, or relating to its business and affairs, except for any information and materials that were provided by Wong or Rubicon Management Ltd. to Rubicon prior to the date of this Agreement, which remain the personal property of Wong or Rubicon Management Ltd., as applicable, including personal data bases, libraries and maps. In addition, "Confidential Information and Materials" includes all information and material which in the future, will belong to, be used by or come into the possession of Rubicon relating to mineral resource properties or its business and affairs, other than such information as is already generally known to the mining industry at large. The term "Confidential Information and Materials" also includes any confidential commercial, financial or technical information relating to the business of Rubicon.

17.         Wong acknowledges that all of the Confidential Information and Materials are, and will continue to be, the exclusive property of Rubicon, whether or not prepared in whole or in part by Wong and whether or not disclosed or entrusted to the custody of Wong or obtained by Wong.

18.         Wong will not disclose, except as required by law, any Confidential Information and Materials of Rubicon, in whole or in part, to any person or other entity, for any reason or purpose whatsoever, unless first authorized to do so by Rubicon. Wong will not use the Confidential Information and Materials of Rubicon for his own purpose or for the benefit of any other person or entity except Rubicon, whether such consists of duplication, removal, oral use or disclosure, the transfer of any Confidential Information and Materials in any manner, or any other unauthorized use, unless Rubicon shall have given its prior consent to such use. For greater certainty, use of Confidential Information and Materials concerning a mining property shall include "tagging on" to adjacent ground to Rubicon's properties, which for this purpose shall include any acquisition made by Wong whether by means of staking or by purchase from a third party of such adjacent ground.

19.         Upon termination of this Agreement, for whatever reason, Wong will immediately surrender to Rubicon all of Rubicon's property, documents (whether in written or electronic form) and all copies thereof and other things of value in his possession or in the possession of any person or other entity under his control which relates directly or indirectly to any Confidential Information and Materials or to the business or operations of Rubicon.

20.         The provisions of paragraphs 15, 16 and 17 will be binding upon Wong for a period of twelve months following the date of termination of this Agreement.

21.         During the Term, Wong may disclose to others and/or make use of for his personal benefit only such Confidential Information and Materials in respect of which:

(a)         he was primarily responsible for obtaining or developing; and

(b)         the Board has, after full and fair disclosure of such Confidential Information and Materials, determined not to pursue any mineral resource opportunities relating thereto.

Significant Change

22.         In the event of:

(a)         a take-over bid (as defined in the Securities Act (British Columbia)) which is successful in acquiring Common shares of Rubicon;

(b)         a change of control of the Board, defined as the election by the members of Rubicon of less than a majority of the persons nominated for election by management of Rubicon;

(c)         the sale of all or substantially all the assets of Rubicon;

(d)         the sale, exchange or other disposition of a majority of the outstanding shares of Rubicon in a single or series of related transactions;

(e)         the termination of Rubicon's business or the liquidation of its assets; or

(f)         the merger or amalgamation or other corporate restructuring of Rubicon in a transaction or series of transactions in which Rubicon's members receive less than 51 percent of the outstanding shares of the new or continuing corporation;

(each a "Triggering Event"), then, at the option of Wong exercisable at any time within six months after the date of the Triggering Event, Wong may:

(i)         elect to continue to be employed by Rubicon in accordance with the terms of this Agreement, or

(ii)         give notice in writing to Rubicon that this Agreement has been terminated, in which event Rubicon will pay to Wong the amount provided in paragraph 13(d)(ii) of this Agreement.

Notice

23.         All notices or payments required or permitted to be given hereunder shall be in writing and shall be delivered personally at the addresses set forth on page 1 hereof or at such other addresses as may from time to time be notified in writing by the parties hereto. Any notice delivered shall be deemed to have been given and received at the time of delivery.

Assignment

24.         Wong acknowledges that the services to be provided by him to Rubicon under the terms of this Agreement are unique and personal, and accordingly Wong may not assign any of his rights or delegate any of his duties or obligations under this Agreement without the prior written consent of Rubicon. Rubicon may not assign this Agreement.

Successors and Assigns

25.         This Agreement enures to the benefit of and is binding upon the parties hereto and their respective heirs, personal representatives and successors, and, in the case of Wong, his permitted assigns.

Entire Agreement

26.         This Agreement contains the entire agreement between Wong and Rubicon, supersedes any prior agreements, representations or discussions and may only be amended in writing signed by the parties.

Arbitration

27.         All disputes arising out of or relating to this Agreement or any legal relationship(s) derived hereunder shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre ("BCICAC"). The case shall be administered by the BCICAC in accordance with its "Procedures for Cases under the BCICAC Rules" (the "Rules") except as modified herein. Arbitration shall be before a single arbitrator agreed by the parties or, named by the BCICAC. Rubicon shall initially pay all fees of the BCICAC and the arbitrator but the arbitrator may make an order with respect to ultimate liability therefor in the award.

Governing Law

28.         This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the parties irrevocably attorn to the jurisdiction of the Courts of British Columbia, subject to paragraph 26.

Time

29.         Time is of the essence of this Agreement.

Execution in Counterparts

29.         This Agreement may be signed in counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE CORPORATE SEAL of RUBICON MINERALS		)
CORPORATION was hereunto affixed in the presence of:		)
)
Per:	"David Adamson"	)
	Authorized Signatory	)	C/S
)
Per:	"Michael Gray"	)
	Authorized Signatory	)

SIGNED BY PETER WONG in the presence of		)
)
Samantha Moubert		)
Name		)
409-3023 West 4th Avenue		)
Address		)	"Peter Wong"
Vancouver, BC, V6K 1R5)			PETER WONG
)
Admin Assistant		)
Occupation		)
)

EXHIBIT 8.1

List of Subsidiaries

Toquima Minerals Corporation, incorporated under the laws of British Columbia, Canada. (60.4%) consolidated for accounting purposes

Africo Resources Ltd., incorporated under the laws of British Columbia, Canada, (35.6%) Equity accounting

EXHIBIT 16.1

Audit Committee Charter

RUBICON MINERALS CORPORATION

(the "Company")

AUDIT COMMITTEE CHARTER

A.         Purpose

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of the Company the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

  To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

  To oversee the work of the external auditors.

  To provide better communication between directors and external auditors.

  To enhance the external auditors' independence.

  To increase the credibility and objectivity of financial reports.

  To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.         Responsibility of Management and External Auditors

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations. The external auditors' responsibility is to audit the Company's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

C.         Membership and Organization

  Composition - The Committee shall be comprised of not less than three independent members of the Board.

  Independence - None of the members of the Committee shall be members of management of the Company, and all of them shall be "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110").

  Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Company at which the member's term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

  Financial Literacy - All of the members of the Committee shall be "financially literate" within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

  Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee's compliance with this Charter, work with management to develop the Committee's annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

D.         Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia Business Corporations Act, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

  Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

  Internal Controls - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)         the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)         any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(c)         any material issues raised by any inquiry or investigation by the Company's regulators;

(d)         any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

  Review Financial Statements - The Committee shall review the annual and interim financial statements of the Company and related management's discussion and analysis ("MD&A") prior to their approval. The process should include but not be limited to:

(a)         reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

(b)         reviewing significant accruals, reserves or other estimates;

(c)         reviewing any "related party" transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)         reviewing accounting treatment of unusual or non-recurring transactions;

(e)         ascertaining compliance with covenants under loan agreements;

(f)         reviewing disclosure requirements for commitments and contingencies;

(g)         reviewing unresolved differences between management and the external auditors;

(h)         obtain explanations of significant variances with comparative reporting periods;

(i)         reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)         reviewing audit response letters from the Company's legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

  Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms ("AIF"), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

  Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

  Hiring Policies - The Committee shall review and approve the Company's hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company. The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

  Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)         recommend to the Board the appointment of the external auditors;

(b)         recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)         on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors' independence;

(d)         review the performance of the external auditors;

(e)         when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)         review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee may delegate to one or more members the authority to approve non-audit services, provided that the member report to the Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Committee from time to time.

  Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

  Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

  Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

  Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

  Investigations - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

  Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board. The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

  Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

  Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E.         Adoption of the Audit Committee Charter and Amendments

  This Charter was adopted and approved by the Board of Directors of the Company on March 8, 2005.

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

Date:	March 31, 2005

/s/David W. Adamson
David W. Adamson
President, Chief Executive Officer
and Director

CERTIFICATION

I, Peter G. Wong, the Secretary, Chief Financial Officer of Rubicon Minerals Corporation, certify that:

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

Date:	March 31, 2005

/s/ Peter G. Wong
Peter G. Wong
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, David W. Adamson, Chief Executive Officer of Rubicon Minerals Corporation (the "Company"), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)         the annual report on Form 20-F of the Company for the year ended December 31, 2004 (the "Report") fully complies with the requirements of Section 139(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)         the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2005

/s/David W. Adamson
David W. Adamson
Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Peter G. Wong, Chief Financial Officer of Rubicon Minerals Corporation (the "Company"), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3)         the annual report on Form 20-F of the Company for the year ended December 31, 2004 (the "Report") fully complies with the requirements of Section 139 (a) or 15(d) of the Securities Exchange Act of 1934; and

(4)         the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2005

/s/Peter G. Wong
Peter G. Wong
Chief Financial Officer