Form 20-F/A
RUBICON MINERALS CORP
filed 2005-08-31
CIK 1057791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended______December 31, 2004_____________________________
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________________ to ______________________

Commission file number ___________0-13066________________________________________
____________________RUBICON MINERALS CORPORATION_____________________ (Exact name of Registrant as specified in its charter)

_______________________BRITISH COLUMBIA, CANADA________________________ (Jurisdiction of incorporation or organization)
_________1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada____ (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class ____Common Shares, no par value_____ ____________________________________	Name of each exchange on which registered _________American Stock Exchange______ ____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act.
________________________None__________________________ (Title of Class)

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

Yes No
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 Item 18

TABLE OF CONTENTS

Glossary of Terms	5
Forward Looking Statements	10
Item 1 - Identity of Directors, Senior Management and Advisers	11

A	Directors and Senior Management	11
B	Advisers	11
C	Advisers	11

Item 2 - Offer Statistics and Expected Timetable	11
Item 3 - Key Information	11

A	Selected Financial Data	11
B	Capitalization and Indebtedness	13
C	Reasons for the Offer and Use of Proceeds	13
D	Risk Factors	13

Item 4 - Information on the Company	19

A	History and Development of the Company	19
B	Business Overview	20
C	Organizational Structure	37
D Property, Plants and Equipment	37

Item 5 - Operating and Financial Review and Prospects	37

A	Operating Results	39
B	Liquidity and Capital Resources	41
C	Research and Development, Patents and Licenses, etc	41
D	Trend Information	41
D	Off Balance Sheet Arrangements	41

Item 6 - Directors, Senior Management and Employees	42

A	Directors and Senior Management	42
B	Compensation	44
C	Board Practices	47
D	Employees	49
E	Share Ownership	49

Item 7 - Major Shareholders and Related Party Transactions	50

A	Major Shareholders	50
B	Related Party Transactions	51
C	Interests of Experts and Counsel	52

Item 8 - Financial Information	53

A	Consolidated Statements and Other Financial Information	53
B	Significant Changes	53

Item 9 - The Offer and Listing	54

A	Trading History	54
B	Markets	54

Item 10 - Additional Information	54

A	Share Capital	54
B	Memorandum and Articles of Association	54
C	Material Contracts	54
D	Exchange Controls	54
E	Taxation	57
F	Dividends and Paying Agents	64
G	Statement by Experts	64
H	Documents on Display	64
I	Subsidiary Information	64

Item 16	66

A	Audit Committee Financial Expert	66
B	Code of Ethics	67
C	Principal Accounting Fees and Services	67
D	Exemption from the Listing Standards for Audit Committees	67
E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	68

Item 17 - Financial Statements	69
Item 18 - Financial Statements	95
Item 19 - Exhibits	96
CERTIFICATIONS	104

EXPLANATORY NOTE

THIS AMENDMENT NO. 1 TO THE REGISTRANT’S ANNUAL REPORT ON FORM 20-F IS BEING MADE PURSUANT TO THE COMMENTS OF THE STAFF OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. A CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES WAS ADDED ON PAGE 22 AND THE FOURTH PARAGRAPH OF “GOLDCORP OPTION AGREEMENT” ON PAGE 24 WAS REVISED. WITH RESPECT TO "POINT LEAMINGTON PROPERTY" ON PAGE 31, THE REFERENCE TO THE RESOURCE ESTIMATE FUNDED BY TLC VENTURES WAS REMOVED. WE ALSO DESCRIBED THE PROPERTIES OF TOQUIMA MINERALS CORPORATION ON PAGES 33-37. THERE ARE NO OTHER MATERIAL CHANGES TO THE ANNUAL REPORT ON FORM 20-F FILED ON APRIL 6, 2005.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Corporate Terms

“Company” means Rubicon Minerals Corporation;

“Company Act” means the Company Act (British Columbia);

“Form” means this Form 20-F Annual Report;

“QP” means Qualified Person as defined by the CIM definition - an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a Self-Regulating Organization;

“RML” means Rubicon Management Ltd.;

“Rubicon USA”means Rubicon Minerals USA Inc.;

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

“clastic”means a sedimentary rock composed primarily from fragments of preexisting rocks or fossils;

“Cu” - copper;

“disseminated” - mineralization scattered through a volume of host rock;

“EM” - electromagnetic (a type of geophysical survey);

“felsic” - light-coloured silicate minerals such as quartz, feldspar and feldspathoids;

“float” - a rock which has been transported from its bedrock source;

“flows” - volcanic rocks which were formed on the surface of the earth;

“grab sample” - a selected sample taken from a specific location which is not necessarily representative;

“hydrothermal alteration” - alteration of a rock which involves heated or superheated water;

“Indicated Mineral Resource” - (NI43-101 definition) - that part of a “Mineral Resource” for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” - (NI43-101 definition) - that part of a “Mineral Resource” for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
The terms “Mineral Resource”, “Measured mineral resource”, “Indicated mineral resource” and “Inferred mineral resource” are not defined terms under standards of the U.S. Securities and Exchange Commission (“SEC”) in the United States and are generally not permitted in filings with the SEC by U.S. companies. As such, information contained in this report concerning such descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “Mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

“interflow” - rocks that occur between flows;

“intrusive” - a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface;

“IP” - induced polarization (a type of geophysical survey);

“komatiite” - a rock with distinct textural features (e.g. spinifex texture) and chemical composition (i.e. high magnesium oxide, >18% MgO);

“mafic” - a term used to describe ferromagnesian-rich minerals and rocks;

“magnetite” - an oxide or iron, formula Fe3O4;

“Measured Mineral Resource” - NI-43-101 definition - that part of a “Mineral Resource” for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Resource” - NI43-101 definition - a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Mineral Reserve” - NI43-101 definition - A Mineral reserve is the economically mineable part of a “Measured” or “Indicated Mineral Resource” demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is Mined.
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

“net smelter return royalty” - the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition. A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine;

“NSR” - means net smelter returns royalty;

“Ordovician” - the geological period commencing 500 million years ago and lasting approximately 75 million years;

“oz/ton” - ounces per short ton;

“patented mining claim” - a grant from the Crown in fee simple or for a less estate made under the Great Seal, and includes leasehold patents and freehold patents;

“Preliminary Feasibility Study” - CIM definition - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective methods of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonable, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“ppm” - parts per million;

“pyrite” - an iron sulphide mineral with the chemical formula FeS2;

“pyrrhotite” - an iron bearing sulphide mineral having the chemical formula Fe1-xS;

“quartz-carbonate” - a mineral containing the carbonyl ion CO-3, as in the mineral calcite CaCO3;

“shear zone” - an area of rock which has failed or sheared in response to applied stress;

“stockwork” - a small- to large-scale branching and cross-cutting series of fissures filled with mineral matter;

“stratabound” - contained within beds or layers of rock;

“stratigraphic”- means the composition, sequence and correlation of stratified rocks;

“trench”- an excavated and/or blasted depression of rock forming a trench;

“tuff” - a volcaniclastic rock made up primarily of volcanic ash-size (<2 mm) volcanic material;

“ultramafic” - igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids;

“unpatented mining claim” - land or mining rights for which a patent, lease, license of occupation or any other form of Crown grant is not in effect;

“volcanogenic” - genetically associated with volcanism;

“VMS” - volcanogenic massive sulphide; and

“Zn” - zinc.

NOTE TO U.S. READERS:

All reserve and resource estimates contained in this annual report are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and CIM Standards. While the terms “mineral resource,”“measured mineral resource,”“indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States. As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Conversion Table
Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Unless otherwise indicated, all references herein are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans at its McFinley and Golden Promise mineral properties, and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing. See “Item 3 - Key Information - D. Risk Factors.” All figures disclosed in this subsection are stated in Canadian dollars.

Summary of Financial Data (in Canadian dollars)

	2004 (audited) Cdn$	2003 (audited) Cdn$	2002 (audited) Cdn$	2001 (audited) Cdn$	2000 (audited) Cdn$
Interest and Misc. income	$150,018	$153,910	$74,162	$23,813	$20,688
Gain on sale of investments	$694,769	$19,703	-	-	-
General and Administrative Expenses	$5,110,877(1)	$2,438,995(2)	$1,176,274(3)	$2,794,403(4)	$381,242(5)
Net Loss	($4,082,836)	($2,312,294)	($1,102,112)	($2,770,590)	($451,364)
Working Capital	$6,372,384	$11,545,577	$795,947	$1,002,023	$1,079,388
Deferred Property Costs	$19,815,494	$17,276,818	$12,258,113	$5,532,393	$7,277,812
Net Assets	$28,947,925	$28,550,737	$13,133,133	$6,582,050	$8,414,133
Total Assets	$30,319,662	$29,963,297	$13,687,005	$6,716,375	$8,560,938
Long Term Liabilities (non controlling interest)	$474,340	$682,594	Nil	Nil	Nil
Share Capital	$39,184,721	$35,911,629	$18,737,677	$11,281,967	$10,030,775
Contributed Surplus	$1,960,463	$753,531	$197,485	Nil	Nil
Deficit	($12,197,259)	($8,114,423)	($5,802,029)	($4,699,917)	($1,929,327)
Number of Common Shares Outstanding	55,006,031	52,184,631	34,032,251	23,398,867	19,508,509
Dividends Declared per Share	Nil	Nil	Nil	Nil	Nil
Loss per Share	($0.07)	($0.05)	($0.04)	($0.14)	($0.03)

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

	2004 (audited) Cdn$	2003 (audited) Cdn$	2002 (audited) Cdn$	2001 (audited) Cdn$	2000 (audited) Cdn$
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Loss from Operations	($6,253,847)	($6,851,099)	($7,827,832)	($1,333,672)	($882,634)
Total Assets	$10,301,681	$12,722,657	$1,428,579	$1,184,482	$1,278,525
Net Assets	$8,929,944	$11,310,097	$874,707	$1,050,157	$1,136,321
Net Loss per Share	($0.12)	($0.16)	($0.25)	($0.07)	($0.05)
Number of Common Shares Outstanding	55,006,031	52,184,631	34,032,251	23,398,867	19,508,509

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

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.” The Company has not defined or delineated any proven or probable reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. See “Note Regarding Forward-looking Statements.”

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

As of December 31, 2004, the Company had cash and cash equivalents of approximately $6.9 million. Working capital at December 31, 2004 was $6.4 million. In 2005, as at March 29, 2005, the Company raised an additional $2.0 million from a flow-through financing, exercise of options and warrants. The Company will continue to incur exploration and assessment costs and intends to fund its operations from working capital. The Company anticipates that it will incur approximately $8.8 million in exploration and assessment costs and administrative and other expenditures during the year ending December 31, 2005. The Company’s ability to continue its future exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.

There is no assurance that additional funding will be available to allow the Company to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in its mineral properties.

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

International Risks

Mineral rights and interests of the Company’s subsidiary in the Democratic Republic of Congo (“DRC”) are subject to government approvals, licences and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company’s subsidiary will be successful in maintaining any or all of the various approvals, licences and permits in full force and effect without modification or revocation.

The Company’s subsidiary operates in a country that is subject to various political, economic and other uncertainties, including among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licences, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company’s subsidiary may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such development s or changes may have a material adverse effect on the Company’s operations.

The northeast region of the DRC has undergone civil unrest and instability which could have an impact on political, social or economic conditions in the DRC. Although the Kalakundi project is located in the southeast portion of the DRC, the effect of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the Company’s investment. Any such changes are beyond the control of the Company.

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

Foreign Incorporation

The Company is incorporated under the laws of the Province of British Columbia, Canada, and all of the Company’s six directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

Limited Operating History: Losses

The Company has limited experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in all years of its operations, including losses of $4,082,836, $2,312,394 and $1,102,112 in the years ended December 31, 2004, 2003 and 2002, respectively. The Company has no mineral properties in development or production and has no revenues from operations. The Company does not anticipate it will earn any revenue in 2005 and anticipates it will incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at December 31, 2004, the Company’s deficit was $12,197,259.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Company’s Shares fluctuated from a high of $1.73 to a low of $1.13 per share within the twelve month period preceding the date of this Form. There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at December 31, 2004 and March 25, 2005, there were respectively 3,486,625 (average exercise price of $1.11 per share) and 4,876,000 stock options (average exercise price of $1.16 per share) and 8,692,402 (average exercise price of $1.23 per share)and 6,037,829 warrants (average exercise price of $1.23 per share) outstanding pursuant to which shares may be issued in the future, which will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors. See “Item 17 - Financial Statements Note 7 and 13.

Risk Associated with the Issuance of Flow-Through Shares

The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares. Under the Income Tax Act (Canada), exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration.

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

Although the Company believes it will make the qualifying expenditures based on its current operating plan and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

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

The Company was listed on the Vancouver Stock Exchange, now the TSX Venture Exchange (formerly the CDNX) on November 19, 1997, with the trading symbol “RMX.” On September 30, 2003, the Company graduated to the Toronto Stock Exchange (“TSX”). In September, 2004, the Company’s common shares began trading on the American Stock Exchange (“AMEX”) with the trading symbol “RBY”. The Company is currently a “reporting issuer” under the Securities Act in British Columbia, Alberta, Ontario and Quebec, and is therefore subject to the continuous disclosure requirements of these legislations, including the obligation to promptly disclose all material changes in the business of the Company to the public (disclosure available at www.sedar.com).

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

During 2003, the Company vended its Palmer mineral property, located near Haines, Alaska to Toquima Minerals Corporation (“Toquima”) in exchange for shares of Toquima. The Company also invested $300,000 in Toquima in exchange for additional shares of Toquima. As at December 31, 2004, the Company owned 60.4% of Toquima which holds gold exploration properties in the State of Nevada.

During 2004, the Company acquired 60% of Africo Resources Ltd. (“Africo”) and resold part of that investment. Africo holds an option to acquire a 75% interest in a copper-cobalt resource in the Democratic Republic of Congo. As at December 31, 2004, the Company held a 35.6% interest in Africo.

B. Business Overview

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has a 60.4% (pre initial public offering) investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 35.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or contain a known resource or reserve.

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

CANADA
ONTARIO
RED LAKE MINING DIVISION

All of the Company’s Ontario mineral properties are located in the Red Lake gold camp which is situated in the Red Lake greenstone belt, an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Province of the Canadian Shield. The belt is recognized for its high-grade, highly profitable gold mines, which include the world class Campbell (Placer Dome) and Red Lake (Goldcorp) mines. The High Grade Zone at the Red Lake Mine contains 4.6 million ounces of gold with an average grade of 2.35 ounces of gold per ton (80.56 g/t) (source Goldcorp website). Combined, the Campbell-Red Lake ore bodies contain 22 million ounces at an average grade of 0.66 oz/ton (22.62 g/t) Au (past production and reserves). Accordingly, there is demonstrable economic rationale for exploring within the Red Lake camp for similar deposits.

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

All of the major volcano-sedimentary assemblages are represented on the Company’s Red Lake properties. Much of the Property is underlain by Balmer assemblage rocks, including the DMC, Slate Bay, Humlin and Adams Lake target areas.

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

The Company’s properties are accessible by boat from Red Lake, or by an extensive network of logging roads. In the winter months ice roads and skidoo trails provide access.

McFinley Gold Property
Pursuant to the terms of two separate agreements in fiscal 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

Water Claims Agreement (“Water Claims”)
The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000, issue 260,000 shares and complete US$1,300,000 of exploration prior to March 31, 2006. During 2004 the Company completed its acquisition of the Water Claims after meeting all the required payments and expenditures. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement (“Land Claims”)
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

During the quarter ended September 30, 2004, the Company announced additional high grade intercepts from additional drilling in the Phoenix zone. A short summary of significant intersections includes:

•	Hole PZ-23 - 70.1 g/t gold over 3.1 metres (2.04 oz/ton over 10.17 ft), containing widespread and abundant visible gold.
•	Hole PZ-34 - 20.5 g/t gold over 1.2 metres
•	Hole PZ-47 - 22.24 g/t gold over 1.7 metres
•	Hole PZ-48 - 33.22 g/t gold over 1.5 metres

The Company resumed exploration drilling in January 2005 and plans to spend approximately $3 million in exploration on the McFinley project during 2005 to expand the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp’s high-grade zone.

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

Recent drilling has intersected a complex 20 to 30 metre thick carbonate (ankerite) replacement zone (“CARZ”) containing numerous colloform banded ‘snowbank’ veins up to 5 metres thick. These are variably silified and mineralized over thicknesses of 1.0 to 9.5 metres with fine grained needle arsenopyrite, plus accessory sulphides. Visible gold has been observed in one location with the CARZ. The newly discovered zone has been traced over a 120 metre strike length and 60 metres down dip and remains open. As of the date of this report, assays from this zone and adjacent, heavily altered and mineralized basalts were pending and drilling exploration was on-going.

McFinley Property 43-101F1 Technical Summary

The following is an excerpt from the Technical Report on Form 43-101F1, “An Update on Exploration Activities of the Company on the McFinley Property, Red Lake, Ontario, For the Period April 2004 to December, 2004, prepared by Darwin Green, P.Geo. The author has the experience, background and personal knowledge to act as Qualified Person under NI43-101.

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

The McFinley Property is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”. The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour Willans mine area where it intersects the NW ''Mine trend'' of Campbell and Red Lake Mines.

Extensive gold mineralization along the “Mine Trend” has been exploited at the Campbell and Red Lake Mines (Reserves and Production - 24 M.Oz.Au). The past-producing Cochenour Mine (1.2 M.Oz.Au) is located at the intersection of the “Mine Trend” with the “EBDZ”. Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and, recently, Placer-Wolfdens' GAZ Zone. The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour. Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

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

Cautionary note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this terms is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commmission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The 1982-1989 Exploration Program resulted in the estimation of an ‘Inferred Mineral Resource’ of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Hogg 43-101 Report, October, 2002). Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface. The deeper area is considered an area of geological and exploration interest. Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings. These remained to be further explored upon closure of the mine.

Significant gold mineralization on the McFinley Property is found in many diverse geological settings, including:

•	Sulphidised and quartz-veined, Banded Iron Formation;
•	Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);
•
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts,

•	Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy; and
•	Silicified and biotite altered ± sulphide mineralized zones in basalt.
•	Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);
•	D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and
•	Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone)

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

A total of 124 diamond drill holes have been completed on the Property by the Company during the five phases of diamond drilling:

•	Phase 1: 1,909 meters (6,264 feet) in 14 holes in the immediate area of the Peninsula (Nov to Dec 2002);
•	Phase 2: 9,704 meters (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003);
•	Phase 3: 3,058 meters (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2004); and
•	Phase 4: 7,343 metres (24,089 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of Mcfinley Island (Feb to March 2004)
•	Phase 5: 6,038 metres (19,810 feet) in 34 holes for follow-up drilling on the Phoeniz Zone from McFinley island (July - Aug 2004)

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

Goldcorp Option Agreement
The Company has optioned up to a 70% interest in the 543 claims known as the Sidace Lake, Red Lake North and Adams Lake Properties to Goldcorp Inc. (“Goldcorp”) whereby Goldcorp must spend $5,000,000 in exploration expenditures over 4 years, including a committed $750,000 first year expenditure (completed) to earn an initial 60% interest. Goldcorp must complete a feasibility study to earn an additional 10% interest. Goldcorp was also required to purchase 1,000,000 shares of the Company at $1.60 by way of private placement (completed in 2003).

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

In the first half of the year 2004, the Company as operator, completed a 3,000 metre drill program in the Sidace Lake area funded by partner Goldcorp Inc. The majority of the drilling was directed at confirming the presence of the down-dip extension of the Sidace Gold Zone, a Hemlo-type, gold bearing, sericite schist horizon which has seen extensive drilling on the adjacent property. Broad zones of prospective sericite schist unit were intersected which contained anomalous gold-bearing intervals (e.g. 0.37 g/t Au over 34m).

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

Subsequent to December 31, 2004, the Company optioned its Slate Bay project in Red Lake whereby King’s Bay Gold can earn a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. Kings Bay Gold made an initial payment of $10,000 and 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and share payments totaling $90,000 to the Company over the term of the agreement.

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

Redstar Option Agreement
During 2002, the Company granted Redstar Resources Corporation (“Redstar”) the right to earn up to a 70% interest in several of the Company’s properties (a total of 226 claim units) at the western end of the Red Lake gold camp. The optioned properties included the Baird, Pipestone North, Pipestone South and Wolf Bay properties.

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

Wolf Bay Property
The Company acquired 18 unpatented mining claims. 17 claims are optioned to Redstar and one claim was traded to a third party in return for the Company receiving an NSR of 1.75%.

Pipestone South Property
The Company acquired a 100% interest in 15 unpatented mining claims.

English Royalty Division (“ERD”)

The Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English in exchange for $500,000 and 250,000 of the Company’s shares. As part of the agreement, the Company engaged Perry English as a consultant for a period of two years at an annual rate of $75,000, renewable for another two years at Perry English’s option, to acquire additional mineral properties of merit for optioning to third parties. Subsequent to 2004, Perry English elected to extend the consultancy agreement for one additional year. Mr. English is also entitled to a bonus on cash and share option payments received from the mineral properties in the ERD in excess of $150,000, payable as follows: 10% on receipts between $150,000 and $300,000, 15% on the next, $50,000, 17.5% on the next $100,000 and 20% on the next $400,000.

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

NEWFOUNDLAND

Golden Promise Trend Properties

The Company acquired a 100% interest in approximately 1,998 claims by map staking and an additional 978 claims were acquired under option from a third party (or fall within an area of interests with the third party) with the Company able to obtain a 100% interest in the claims through 6 option agreements by making cumulative cash payments of $464,000 ($218,100 paid) and common share issuances of 195,000 over four years (55,000 shares issued and also $40,000 paid in lieu of 30,000 shares). The Company also granted a 1.5% - 2.5% NSR royalties on the optioned claims and has the right to buy back 0.5% - 1.5% of the NSRs for $1,250,000 - $1,500,000 at any time.

Few mineral exploration companies targeted the Badger area prior to the Company’s initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property.

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

Option Agreement with Placer Dome
The Company has optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer Dome (CLA) Limited (“Placer”) whereby Placer must spend $5,000,000 in exploration expenditures over three years (first 2 years completed as at Dec 31, 2004) and make all payments (all payments made) relating to the Mercer Agreement to earn an initial 55% interest. Placer must complete a feasibility study to earn an additional 15% interest.

2004 Highlights

Placer funded a $0.8 million exploration and drilling program in 2004 at the Golden Promise gold project.

Work was directed towards follow up of regional airborne targets by ground prospecting on this large property to detect additional gold bearing veins beyond the Jaclyn Zone discovery made in 2003.

During 2004, the Company announced the discovery of two new vein zones. The Christopher vein zone, located 500 metres southwest of the Jaclyn vein zone, has been exposed by trenching over a 35 metre strike length, averaging 1.5 to 2.0 metres thick. The Shawn’s Shot vein zone, located 7.5 metres southwest of the Jaclyn vein zone was discovered by prospecting where grab samples returned assays up to 100.5 g/t gold. It is exposed over a 2 metre length, is up to 30 centimetres thick and has similar features to the Jaclyn vein zone.

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

Option Agreement with Crosshair Exploration and Mining Corp.
The Company has optioned seven mineral licenses known as the Victoria Lake Property (South Golden Promise trend properties) to Crosshair Exploration Mining Corp. (“Crosshair”) in consideration for Crosshair incurring $1.75 million in exploration expenditures and issuing 400,000 common shares (200,000 issued) to the Company.

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

The Glenwood-Botwood trend properties are located within the Exploits Subzone that forms the eastern part of the Dunnage Tectonostratigraphic Zone on the island of Newfoundland. Rocks of the Exploits Subzone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean. Portions of the greater Glenwood Break property (e.g. Jonathan’s Pond project) straddle rocks of the Gander River Ultrabasic Belt (GRUB), a complex of volcanic rocks interpreted to have ophiolitic affinities which in part demark the eastern boundary of the Dunnage Zone. Plutonic rocks of Ordovician to Silurian age intrude some of the above rocks and host gold mineralization that is being explored by the Company Minerals Corporation at Huxter Lane and Mt Peyton Linear projects. Most of the exploration being conducted by the Company is focused on structurally controlled turbidite hosted quartz vein deposits with the best gold deposit analogy being the Bendigo-Ballerat deposits of Australia. The new H-Pond drill discovery west of Gander and the nearby Golden Bullet properties highlight the potential for this deposit type that has only recently been recognized in Newfoundland. Parts of the Company’s properties are also underlain by gabbroic and ultramafic rocks of the GRUB, Coy Pond and Pipestone Pond complexes that are known to host some gold occurrences. There was virtually no gold exploration in this part of central Newfoundland until the early to mid-eighties and in fact the first gold discovery in the area was made in 1979. Since that time, several major companies (e.g. Noranda, BP-Selco, Corona) and numerous junior companies have conducted preliminary, early stage exploration and diamond drilling that resulted in the discovery of many new gold occurrences. Noranda, in particular, carried out diamond drilling on the Golden Bullet, Mt Peyton Linear and Jonathan’s Pond properties that are now controlled by the Company.

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

A summary of key drill results from an 8-hole reconnaissance drilling program (1,396 metres) is as follows: (See the Company’s website for a more detailed table of results):

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

The Company’s exploration program also exposed a new vein zone at Pocket Pond, located 3 kilometres south of the H-Pond prospect. The new vein zone was exposed by trenching with a width of over 15 metres and a strike length of 50 metres. Eighteen grab samples from the trenched area returned 1 sample with a value of 25.5 g/t gold, 6 samples greater than 5.0 g/t gold and 11 samples greater than 1.0 g/t gold.

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

These new discoveries are further indications that the H-pond system is extensively developed on the Company’s claims. The Company controls approximately 19.7 kilometres of strike potential in this new discovery area.

The Company began a new round of drilling exploration in January 2005 targeting areas of encouraging previous drill intercepts and new surface discovery areas. The Company expects to spend in excess of $0.5 million on this round of exploration on H-pond.

Wings Point and Glenwood Option Agreements with Crosshair
The Company has optioned a 60% interest in approximately six mineral licenses known as the Wings Point Property, 11 mineral licenses known as the Glenwood Break Property to Crosshair Exploration Mining Corp. (“Crosshair”) in consideration for Crosshair incurring $1.5 million and $2.0 million respectively in exploration expenditures and issuing 800,000 common shares (400,000 issued) to the Company.

Avalon Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 550 claims for aggregate consideration of $315,000 ($178,000 paid) in cash and the issuance of the share equivalent of $60,000 ($35,002 paid) over a four year period, and the granting of NSR royalties ranging form 2% to 3% of which portions can be purchased for $1,000,000 to $2,000,000 for each option agreement. In February 2004, the Company entered into an agreement with IAMGold Corporation (“IAMGold”), whereby IAMGold can earn an initial 55% interest in these claims by spending $3,000,000 over a four-year period, including $500,000 before February 2005 (completed).

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

Huxter Lane Joint Venture Agreement with Meridian Gold

The Huxter Lane property is accessible by paved highway and abandoned logging roads 50 kilometers south of the community of Grand Falls-Windsor, Newfoundland. It is situated in the Dunnage tectonostratigraphic zone of the Newfoundland Appalachians, at the eastern margin of a large elliptical structure informally referred to as the Tim Horton complex. The property straddles the contact between the Coy Pond Complex ultramafic-mafic rocks and felsic volcanics and marine siliciclastics (North Steady Pond Formation) of the Baie d’Espoir Group. Gold float was discovered in 1998 by prospectors who staked the Huxter Lane property. The Company acquired the right to earn a 100% interest in the property through an option deal with the prospectors in early 2002. The Company has carried out prospecting and trenching that resulted in bedrock discovery of gold mineralization in an altered quartz-feldspar-hornblende porphyry. Additional gold discoveries have been made recently on adjacent ground that was controlled at the time by Linear Gold Corporation.

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

At New World Island (NWI), along the ‘New World Island trend’, mineralized veins are hosted predominantly within the heterolithic Dunnage Mélange, stratigraphically below the overlying Dark Hole Formation, dominated by shale. The Dark Hole Formation is in turn conformably overlain by coarse grained siliciclastic rocks of the Milliners Arm Formation. The upper two units are regionally correlated with the Caradoc shale and the Badger Group, respectively, at Golden Promise. The Dunnage Mélange may be correlative with the Victoria Lake Group. Mineralized veins are also hosted within the Milliners Arm Formation, where they outcrop along the along the southeastern shoreline of NWI where a few gold showings occur. The Milliner’s Arm stratigraphy comprises graded beds of coarse conglomerate to fine grained sandstone with a lesser amount of green-grey shales.

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

Star Track Gold Trend

The Startrack project is readily accessible by logging roads and an abandoned railbed approximately 16 kilometres east of Gander. It is located in the Gander Tectonstatigraphic Zone in east-central Newfoundland, and is underlain by rocks of the Gander Group that are divided into early to middle Ordovician Indian Bay Big Pond Formation, Cambrian and Early Ordovician Jonathan’s Pond Formation, and the Square Pond Gneiss. The Indian Bay Big Pond Formation tends to be characterized by more prevalent black pelites versus the quartz rich psammites of the Jonathan’s Pond Formation. The Square Pond Gneiss located to the east of the property is a 10 kilometer wide belt of rocks that underlie and are considered to be metamorphosed equivalents of Gander Group rocks. A regional gravity-magnetic high correlates with a discontinuous belt of mafic-ultramafic of rocks that appear to be associated with a zone of west dipping thrusting that underlies the Startrack property at depth. The correlation of arsenic, antimony and gold lake sediment anomalies along this gravity-magnetic boundary and points to a potential new gold belt that has had little previous exploration. The discovery of numerous new showings (including occurrences of visible gold) in the Startrack project area by the Company highlights this potential.
High grade gold values from grab samples occur in extensive highly deformed quartz-arsenopyrite vein zones referred to as the “Startrack Trend” Grab samples from the Job Pond showing contained up to 256.1 g/t gold and a channel sample ran 20.7 g/t gold over 0.60 metres. Szybinski (2002) indicates that the emplacement of Startrack trend gold bearing quartz veins occurred during the late stages of a D2 deformation event and that “the overall setting may be similar to the important vein hosted gold systems of central Victoria in Australia”. Szybinski suggests that the Startrack may represent a large structural culmination in the hangingwall to a major crustal shear and speculates on an “extensive saddle reef system at depth”. A second gold environment consists of fault controlled, vuggy quartz-sediment breccias and silicified, sericitic zones with arsenopyrite, stibnite and elevated gold values (up to 9 g/t Au in grabs) and is referred to as the Stallion trend. Szybinski (2002) indicates that the emplacement of Startrack trend gold bearing quartz veins occurred during the late stages of a D2 deformation event and that “the overall setting may be similar to the important vein hosted gold systems of central Victoria in Australia”. Szybinski suggests that the Startrack may represent a large structural culmination in the hangingwall to a major crustal shear and speculates on an “extensive saddle reef system at depth”.
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

Point Leamington Property
The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 0.5% for $500,000. The Point Leamington Property consists of one mining lease and two mineral licences, covering a total area of approximately 638 hectares. The property is 26 kilometres north of Grand Falls, Newfoundland and is accessible by bush roads. Geographic co-ordinates of the property centre are approximately 49°16’30” latitude north and 55°38’00” longitude west. During 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 and pay $75,000 in cash on each of the next two anniversary dates of the agreement. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. Also see ITEM 7B - Related party transactions.

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

UNITED STATES OF AMERICA
ALASKA

Palmer Property
The Company’s subsidiary, Toquima has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska.

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

The project is in rugged but accessible terrain located 40 miles by paved highway and bush road from the deep-sea port of Haines, Alaska. Topography ranges from moderate to rugged with elevations ranging from 1000’ to 5500’ above sea level. The property is close to infrastructure and services and the paved Alaska Highway is located approximately 1 mile to the east of the property. Showings on the property are best accessed by helicopter although cat trails have been established to access showings in the Main Zone area. Active placer gold mining and logging activities are carried out in the area of the property. The Palmer Property lies in the Alexander geological Terrane within marine sedimentary and mafic to felsic volcanic rocks of Devonian to Triassic age.

During the comparative year, the Company effectively vended a non-controlling interest in the Palmer property. It retains a Right of first offer if the current owner chooses to option the property. Refer to note 5.

INVESTMENTS

The Company has an investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 35.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

Africo Resources Ltd.

The Company completed the acquisition of a 35.6% interest in Africo Resources Ltd. (“Africo”), a private B.C. company for a net cash amount of $1.7 million (including gain on partial resale of shares and due diligence costs). Africo controls the option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo which has an inferred resource of 16.9 Mt grading 3.03% Copper and 0.66% Cobalt as reported by SRK Consulting in accordance with the JORC code for reporting of mineral resources which conforms to the requirements of National Instrument 43-101 (see Sedar filings for technical report). The Company accounts for this investment on an equity basis.

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

Toquima Minerals Corporation

In early November 2004, Toquima, in which the Company currently has a 60.4% interest, filed a final prospectus with the securities regulatory authorities in the provinces of British Columbia and Alberta, Canada in connection with an initial public offering (“IPO”) of its common shares and a listing on the TSX Venture exchange.

The prospectus became stale dated in January 2005 as the intended initial public offering was not completed. The Company and Toquima are currently seeking and evaluating options to finance the exploration of Toquima’s Nevada and Alaska mineral properties.

Currently, the Company consolidates the accounts of Toquima. The Company expects it will own less than 50% once the Toquima IPO is completed at which time the Company will no longer consolidate the accounts of Toquima and will instead account for its investment in Toquima on an equity basis.

Toquima properties

Toquima has a 100% interest, subject to option payments and royalties, in ten non-contiguous mineral properties located in Nevada known as the Dome, Pine Grove, Golconda Summit, Iowa Canyon, Leach Hot Springs, Flynn, Willow, Currant Creek, Swales Mountain and Loomis Mountain properties. Together, the Nevada properties total 895 unpatented claims. They are located on ground owned by the United States Government and administered by the Bureau of Land Management, or, in the case of Pine Grove, the United States Forest Service. The Nevada properties also include 485 acres of fee land as part of the Willow property. The primary target of future exploration on the Nevada properties is gold. The Nevada properties are relatively early stage and there are no mineral resources or reserves defined on these properties. Previous exploration programs on several of the Nevada properties led Toquima to conclude that additional exploration is warranted. Additional information concerning each property is provided below:

Dome Property

The Dome property is located on the northwest flank of Battle Mountain, approximately 16 miles west of the town of Battle Mountain, Nevada. The property consists of a contiguous land block of 44 unpatented mining lode claims, 24 Dome and 20 HiHo claims. The Company’s current land position covers an area of approximately 773 acres (~313 hectares).

The property is underlain by Pennsylvanian-Permian aged Havallah Sequence rocks consisting of interbedded chert and variably calcareous, siliciclastic and carbonate rocks. Within this section, is a thick section of favorable limestone and limey-clastic rocks. Emplacement of the Havallah Sequence rocks along the Golconda thrust resulted in stacked thrust slices and an abundance of map and outcrop-scale folds. The Cretaceous Trenton Canyon stock (87 Ma) intrudes the Havallah Sequence and is responsible for proximal skarn formation and a large contact aureole. Zones of mineralization are most intense along northwest-trending faults and in association with altered granodiorite dikes. Alteration includes silicification with local jasperoids, sericitization, argillization, quartz veining, pyritization, and variable calc-silicate replacements of carbonate rocks.

The target model at Dome is a distal, disseminated precious metal system, which may be at depths of 1,000-feet along favorable, structural corridors. A total of 39 holes has been drilled on the Dome property with a variety of methods including air-track, conventional rotary and reverse circulation. Most of the holes were less than 300 feet deep and were not intended to test for deeper, structurally controlled mineralization. Although the Dome property has been explored by at least seven companies in the past 16 years, previous efforts were primarily focused on near-surface, open-pit targets and were not directed toward deeper, narrower, structurally controlled, higher-grade zones. The presence of this type of target is suggested by surface gold values found along the HiHo fault zone and gold values encountered in previous drilling. Wider zones of lower grade rock suggest that with sufficient structural preparation, the non-reactive rocks of the Havallah Sequence are potential host rocks.

Pine Grove Property

The Pine Grove property is located approximately 23 miles south of Yerington, in Lyon County, Nevada along the east flank of the northern Pine Grove Hills, and is within the Walker Lane tectonic belt. The property consists of 138 unpatented, contiguous “PGT” lode mining claims. The claims cover an area of approximately 2760 acres. The property lies within the Toiyabe National Forest, and is administered by the Bridgeport USFS Ranger District office, located in Bridgeport, CA.

The property hosts a robust rhyolite dome-related, low sulfidation epithermal quartz veins and associated low-grade stockwork and sulfidized breccia zones (Rockland mine). Of primary interest to the Company is the potential for blind, bonanza-grade, low sulfidation veins analogous to the Rockland mine. Extensive areas of hydrothermal alteration centred on prominent, banded, chalcedony veins in the eastern portion of the property remain largely untested. The strong association of gold mineralization with shallow rhyolitic domes suggests comparisons to he Sleeper and Midas bonanza vein districts in Nevada, and the El Penon district, Chile. Lower grade, stockwork and breccia zones are also viable gold targets.

Three operators conducted exploration on the property between 1987 and 1998, drilling 35 reverse circulation holes (22,165 ft) on the eastern portion of the property, and an unknown amount in the Rockland mine area. Twenty one holes encountered significant intervals of low-grade gold mineralization, and three holes encountered significant thicknesses of potentially ore grade mineralization.

Toquima signed a binding letter of intent with Romarco Minerals Inc. (“Romarco”) whereby Romarco can earn a 60% interest in Toquima’s Pine Grove mineral property by spending US$2 million on exploration over a five year period with Romarco committed to spend US$325,000 in the first year subject to drill permitting and rig availability.

Golconda Summit Property

The Golconda Summit property is located approximately 20 miles east of Winnemucca, Humbolt County, Nevada and is within the western portion of the Iron Point Mining District on the northwest flank of the Edna mountains. The property is at the intersection of the Getchell Gold Trend and the Battle Mountain - Eureka Trend (Wendt, 2003). This area of Nevada has a “Checkerboard” land ownership pattern with all odd numbered sections being privately owned. Even numbered sections are federally owned and open for mineral entry and claim location. The property comprises 62 unpatented lode mining claims. The claims cover an area of approximately 1,240 acres (~502 hectares) and are in two claim blocks.

The Company’s target model is based on the presence of lithologically favorable stratigraphic horizons, which could host gold mineralization introduced along high-angle structures. The Antler Peak Limestone is a suitable host rock for replacement deposits, and the more calcareous lower portions of the Edna Mountain Formation are also suitable host rocks for typical, Carlin-style, disseminated, gold mineralization.

Previous work by Nerco focused on surface gold anomalies including a trench sample of 25’ averaging 0.7 opt Au. Previous drilling was relatively shallow, mainly in the Havallah Sequence, and only two holes penetrated the Golconda thrust fault. Epithermal alteration is found along high-angle, northerly-trending faults and along the base of the Iron Point thrust fault where the Antler Peak Limestone has been intensely altered.

Iowa Canyon Property

The Iowa Canyon property is located approximately 30 miles north of Austin, Lander County, Nevada and is situated along the northwest flank of the Toiyabe Range. The property comprises 81 contiguous unpatented mining lode claims. The Company’s current land position covers an area of approximately 1560 acres (~631 hectares).

This area of Nevada is underlain by a Paleozoic, shelf-carbonate and slope-transitional sequence, which is generally referred to as “lower plate rocks”. The lower plate has been overthrust from the west by a Lower Paleozoic, siliciclastic and volcanic, eugeoclinal sequence, usually referred to as “upper plate rocks”. This eastward-directed thrust is the Roberts Mountain thrust fault.

Gold mineralization is widespread on the property and clusters of gold-bearing rock chip samples are typically surrounded by strong haloes of arsenic, antimony and mercury. Previous drilling on the property shows persistent, but low grade gold mineralization over hundreds of feet, and favorable lithologic units along strongly fractured fault zones locally host gold mineralization.

The primary exploration target is a large, disseminated gold deposit which could be hosted in: (1) carbonate rocks in both the upper and lower-plates of the Roberts Mountain thrust fault; (2) porous volcaniclastic units; and (3) strongly fractured zones along structures. A secondary target type is structurally controlled, higher-grade zones along major structures. There are three immediate target areas which have not been drilled: (1) a large gold anomaly along a major NNW fault in the southwest portion of the property; (2) gold anomalies along the pediment gravel-outcrop contact; and (3) projections of mineralized structural zones into the gravel-covered graben south of Chem Hill.

Leach Hot Springs Property

The Leach Hot Springs property is located on the west flank of the southern Sonoma Range, approximately 28 miles south of Winnemucca, Pershing County, Nevada. The property consists of a contiguous land block of 100 unpatented mining lode claims.

This property was optioned to Newmont in 2005. Newmont agreed to pay US$10,000 to Toquima US and assume the obligations of the LHS Lease and make the cash payments due thereunder. Newmont can earn an initial 60% interest in the Leach Hot Springs property (“Phase 1 Earn-In”) by spending a total US$2,000,000 in exploration expenditures in tranches (US$150,000 by December 31, 2005, US$300,000 in 2006, $650,000 in 2007 and US$900,000 in 2008). The expenditure of US$150,000 due by December 31, 2005 will be a firm commitment either to be spent or the shortfall to be paid to Toquima.

Newmont may in its sole discretion elect to earn an additional 15% interest (“Phase 2 Earn-In”), giving it a 75% interest in the property, by continuing to solely fund joint venture expenditures until completion of a positive feasibility study to be delivered to Toquima within 5 years of Newmont’s election to proceed to Phase 2 Earn-In. If the positive feasibility study is not delivered to Toquima within this time period, then, to go forward, Newmont must agree to spend a minimum of US$1,000,000 a year towards completion of the positive feasibility study.

Prior to the Phase 1 Earn-In, Newmont can terminate the joint venture at any time provided that notice of termination will be required at least 60 days prior to any upcoming payment. After the Phase 1 Earn-In has been completed, either party may withdraw from the joint venture and terminate its interest in the property at any time.

After Phase 1 Earn-In or Phase 2 Earn-In, as applicable, the parties will fund their proportionate share of work programs and budgets and if a party elects not to contribute or to contribute less than its participating interest, the respective interest of the parties would be recalculated using straight line dilution. If either party’s participating interest is diluted to 15% or less, its interest shall automatically be converted to 2% net smelter returns royalty.

The property is hosted in Paleozoic-age, deep-water, siliciclastic sediments of the Havallah Sequence, which have been thrust eastward over shallow-water sediments. There is evidence for two distinct periods of mineralization on the property: a Paleozoic, submarine, volcanogenic, event which deposited small zones of copper-zinc massive-sulfide mineralization in greenstones, and a Tertiary (?) event which has introduced silica, gold, arsenic and mercury along structures.

Leach Hot Springs, an active hot springs vent, is adjacent to the property and is localized on the LHS fault, which trends northeastward onto the gravel-covered, western portion of the property. Strongly silicified sediments and prominent outcrops of jasperoid breccia occur at Leach Hot Springs and contain anomalous gold, arsenic and mercury values.

The property was initially drilled in 1976 for massive-sulfide mineralization similar to the Big Mike orebody four miles south of the property. In 1997, the eastern portion of the property was extensively sampled and eleven, reverse-circulation holes were drilled to test weak surface gold anomalies. No significant gold mineralization was found.

One exploration target is a structurally controlled, higher-grade, gold zone along the LHS fault zone along with lower-grade material in structurally prepared rocks adjacent to the main fault zone. Hot springs-related gold mineralization in a similar environment generated the three million ounce Sleeper deposit north of Winnemucca. A second target would be a large low-grade deposit similar to the large, hot-springs-generated, gold deposit at Goldbanks ten miles SSW of the property.

Flynn Property

The Flynn property consists of a contiguous land block of 60 unpatented lode mining claims that are located in Eureka County, Nevada. The Company’s current land position covers an area of approximately 1,200 acres (~486 hectares).

This area of Nevada is underlain by a Paleozoic, shelf-carbonate and slope-transitional sequence, which is generally referred to as “lower plate rocks”. The lower plate has been overthrust from the west by a Lower Paleozoic, siliciclastic and volcanic, eugeoclinal sequence, usually referred to as “upper plate rocks”. This eastward-directed thrust is the Roberts Mountain thrust fault. The surface expression of mineralization at this target is a 9,500-foot long zone of intermittent iron oxide staining, silicification/jasperoid development, decalcification, and barite veining on the east side of the claims and a zone of dolomitization and spider web silicification along the western edge of the claims.

The primary exploration target is a Carlin-type gold deposit which could be hosted in: (1) the Roberts Mountain thrust fault itself, and (2) favorable lower plate stratigraphy beneath the thrust fault. Target depth is unknown, although the favorable Roberts Mountain Formation could reasonably be projected to occur between 1,000 and 1,500-foot depth in the south part of the claim block. Two secondary targets occur on the western side of the claim block south of Mineral Hill: (1) a distal, disseminated gold deposit within altered Devonian carbonates south of the old Mineral Hill workings, and (2) a Carlin-style deposit developed at the unconformity at the top of the Devils Gate Limestone. The Company has noted the presence of five, old, reverse circulation drill holes on the property, four of which may have been drilled by BHP in 1993. Pacific Coast Mines may have drilled one hole on the eastern part of the claims prior to BHP’s work.

Willow Property

The Willow property is located on the west flank of the Snake Mountains, in northeastern Nevada approximately 40 miles northwest of the town of Wells. The property consists of 89 unpatented lode mining claims and two adjoining blocks of private fee lands (“Private Fee Lands”) totalling 485 acres (~196 hectares).

This area of Nevada is underlain by a Paleozoic, shelf-carbonate and slope-transitional sequence, which is generally referred to as “lower plate rocks”. The lower plate has been overthrust from the west by a Lower Paleozoic, siliciclastic and volcanic, eugeoclinal sequence, usually referred to as “upper plate rocks”. This eastward-directed thrust is the Roberts Mountain thrust fault. The Company’s geologists identified the area as prospective for “Carlin-type” gold deposits and acquired a land position having favorable geology. The property covers over three miles of strike length of the Roberts Mountain thrust fault. Lower-plate, carbonate rocks, which are favorable host rocks for gold deposits, are present throughout most of the property. There is locally strong silicification along presumed structures, which trend eastward under non-reactive, upper-plate, siliciclastic rocks of the Roberts Mountain allochthon. Previous work on the property by Nerco and Newmont included limited drilling in the exposed lower-plate rocks. The Company has completed only limited surface sampling.

Currant Creek Property

The Currant Creek property is located in the northern Snake Mountains, Elko County, Nevada, approximately 40 miles northwest of the town of Wells. The property consists of one contiguous land block of 39 unpatented lode mining claims. These claims’ current land position covers an area of approximately 780 acres (~315 hectares). The CC Claims are adjacent to the southeast corner of the QA claim block of the Willow property, described above.

Geology is generally similar to the Willow property described above. Autochthonous sedimentary rocks are well exposed, and include complete sections of the Siluro-Ordovician Hanson Creek and Silurian-Devonian Roberts Mountain formations. Both of these units contain favorable carbonate lithologies for hosting Carlin-style gold deposits. These sedimentary rocks are complexly faulted and folded. In the area of most interest, strong alteration including jasperoid, calcite veining, clay alteration, secondary carbon and carbonate dissolution occurs in an area 6,000 feet long by 2,000 feet wide along the crest of a plunging anticline.

Although there is evidence of prior gold exploration drilling in the area, there is no evidence of drilling on the claim block.

Swales Mountain Property

The Swales Mountain property is located at Swales Mountain in the Southern Independence Range, Elko County, Nevada, approximately 15 miles north of the town of Carlin. The property consists of 228 unpatented lode mining claims. These claims’ current land position covers an area of approximately 4,560 acres (~1,843 hectares).

The property is underlain by Paleozoic sedimentary rocks, which have been intruded by shallow stocks, and dike/sill swarms of probable Eocene age. These intrusive rocks range in composition from quartz ± feldspar ± biotite porphyry to slightly porphyritic quartz monzonite. The sedimentary rocks include units that are very favorable host rocks for Carlin-style deposits. These units include Silurian/Devonian Roberts Mountain formation (platy carbonates and calcareous siltstones), probable Devonian Popovich formation (fragmental limestone), and probable Devonian Rodeo Creek formation (siltstone, argillite, chert, arkosic sandstone to arkosic quartzite). All of these units host significant quantities of gold mineralization at the deposits along the nearby Carlin trend. Alteration on the property consists of hornfels/skarn, jasperoid, white clay alteration, barite veining, secondary carbon, turquoise, illite, and sulfides (mostly pyrite)

The primary target on the Swales Mountain property is Carlin-style mineralization in proximity to altered dikes, with similarities to the Genesis/Blue Star and Meikle deposits on the Carlin trend.

Historic prospecting has been carried out in the Swales Mountain area for barite, turquoise and gold. It does not appear that any significant modern-day exploration has been carried out, although a small number of scattered drill hole collars have been observed.

Loomis Mountain Property

The Loomis Mountain property is located on the northeast flank of the Snake Mountains, approximately 24 miles from Wells, Elko County, Nevada. Access is via Nevada State Highway 93 for 25 miles north of Wells to the Wilkins Road, an unimproved dirt road; then west on this road for 13.5 miles to a north-south range front road running along the east flank of the Snake Mountains and the eastern boundary of the Loomis Mountain property. Toquima currently owns 54 Lupin lode claims in this property. The property is situated along the flank of the range in an area of moderate topography with relief ranging from 6200 to 7500 feet and covers approximately 1,080 acres (432 hectares).

The Company located the Lupin claims in pursuit of a Carlin-style gold deposit. Geochemical sampling of the property was conducted on a reconnaissance basis, targeting altered outcrops. The results to date indicate that several distinct areas contain anomalous gold concentrations in association with anomalous concentrations of trace elements. However, additional sampling and more detailed fieldwork is required to determine the size and nature of the known anomalies. The results also substantiate the results of the NURE stream sediment program that indicate Loomis Mountain occurs within coincident Au and As (and subdued Sb) anomalies.

Previous exploration in the area has been intermittent since the early 1980s and focused on both barite and precious metals. Chromalloy conducted barite exploration in the early 1980s, accounting for many of the previous trenches, access roads, and numerous shallow drill holes on the Company’s property. Asarco acquired permits for approximately 17 holes on the current property from 1988-89 for what is assumed to be a gold exploration program. It is unclear how many were actually drilled, although BLM records suggest that very few were completed. Western States Minerals proposed and acquired permits for nine holes in 1995; one was completed. In 1996, permits were acquired for another 7 holes and new access roads. Reclaimed access roads indicate that some were completed. Exploration was for gold.

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

Item 5. Operating and Financial Review and Prospects

This Management Discussion and Analysis (“MD&A”) includes financial information from, and should be read in conjunction with, the audited annual financial statements for the fiscal year ended December 31, 2004. Please refer to the cautionary notices at the end of this MD&A. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian Dollar. Please see note 10 of the audited consolidated financial statements of the Company for reconciliation between Canadian and United States GAAP.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 2 of the consolidated financial statements for the year ended December 31, 2004. The Company considers the following policies to be most critical in understanding its financial results:

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

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

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

The expected effect of this new accounting policy on the Company’s financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company’s business.

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

The expected effect of this new accounting policy on the Company’s financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company’s business.

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

Office expense increased in fiscal year 2004 by $0.1 million due primarily to new Director and Officer’s insurance costs.

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

During the fiscal year 2003, the Company’s stock-based compensation costs recorded increased by $0.4 million compared to fiscal year 2002. The Company granted 895,000 stock options in fiscal year 2003 with a higher fair value compared to 1,655,000 stock options issued in fiscal year 2002.

For the fiscal year 2003, salaries increased by $0.2 million compared to fiscal year 2002, primarily related to the issuance of management bonuses.

The Company’s transfer and filing fees, consulting, professional fees and investor relations costs increased by $0.3 million in fiscal year 2003 compared to fiscal year 2002 with the listing of the Company’s common shares on the TSX and increased corporate and administrative activities.

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

The Company exchanged the Palmer property, located near Haines, Alaska, with a book value of $1.8 million in deferred exploration costs for common shares of Toquima Minerals Corporation (“Toquima”), a private subsidiary of the Company. The Company invested an additional $0.3 million in Toquima for additional common shares of Toquima. As at December 31, 2003, the Company had a 60.33% interest in Toquima and gained exposure to a number of gold exploration properties in the State of Nevada.

Investing Activities - Fiscal year ended December 31, 2002

The Company incurred $9.6 million in exploration costs and option payments. It used $5.3 million from its working capital reserve, recovered $2.7 million from joint venture partners and issued common shares to pay for $1.6 million in option payments.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2004 Fourth	2004 Third	2004 Second	2004 First	2003 Fourth	2003 Third	2003 Second	2003 First
Interest and miscellaneous income	$32,033	$27,484	$41,140	$49,361	$53,094	$48,266	$35,410	$17,140
Gain (loss) on sale of investments	$14,747	$682,161	$(2,139)	-	$19,703	-	-	-
Net loss	$2,043,399	$377,943	$675,878	$985,616	$1,417,090	$331,006	$279,368	$284,930
Basic and fully diluted net loss per share	$0.03	$0.01	$0.01	$0.02	$0.02	$0.01	$0.01	$0.01

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

Subsequent to December 31, 2004, the Company issued an additional 1,000,000 flow through common shares raising approximately $1.3 million (net of cash costs of $0.1 million). Gross proceeds from the flow through financing completed in December 2004 and January 2005 are expected to be all spent in 2005 primarily on the Company’s McFinley property in Red Lake Ontario and on the H-Pond property in Newfoundland with portions allocated to other Red lake and Newfoundland properties.

The Company disposed of part of its investments, including part of its initial purchase of Africo shares for proceeds of $2.5 million.

The Company’s major source of financing is from the sale of shares issued from treasury, the exercise of stock options and warrants, if any, and the sale of available investments. The Company has sufficient funds (including proceeds from share issuances in January and February 2005) to meet its working capital requirements and property maintenance costs, to carry out some exploration of its mineral properties and investments in other mineral resource companies for the next 12 months. During that period the amount of funds available for exploration of its mineral properties, acquisition of additional mineral properties and investments in other mining resource companies are dependent on whether and how much the Company can raise in additional equity financing, the amount of exploration carried out by existing joint venture partners and the ability of the Company to successfully negotiate joint ventures for third party funding of exploration costs.

C. Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration enterprise and does not engage in conventional research and development. It has not incurred research and development expenses or adopted research and development policies within its last three fiscal years. However, the Company conducts extensive mineral exploration activities (see “Item 4A - Information on the Company and Item 4D. Property, Plants, and Equipment, above).

D. Trend Information

The Company is a mineral exploration enterprise. Consequently, there is no production, sales, or inventory in the conventional sense. The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development, if initiated, may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The Company lacks mineral reserves and to date has failed to produce revenues. See “Item 3 - Key Information - D. Risk Factors - Mineral Exploration and Development” and “Economics of Developing Mineral Properties” above. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the metals produced.

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

F. Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$247,170	$41,944	$125,832	$79,394	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$247,170	$41,944	$125,832	$79,394	Nil

This table includes all contractual obligations.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Period as a Director of the Company	% of time on Company business
J. Garfield MacVeigh Chairman of the Board Age: 56 Resident of Canada	Exploration Geologist; Chairman of the Board of Directors and Director of the Company; President and Director Rubicon Management Ltd.	March 6, 1996 to date	100%
David W. Adamson President, Chief Executive Officer and Director Age 45 Resident of Canada	Exploration Geologist; President, CEO and Director of the Company; Director, Rubicon Management Ltd.	March 6, 1996 to date	100%
Michael J. Gray Vice-President, Exploration and Corporate Secretary Age 43 Resident of Canada	Exploration Geologist; Secretary, Vice-President, Exploration of the Company; Director and Secretary of Rubicon Management Ltd.	March 6, 1996 to January 27, 2005	100%
Peter G. Wong Chief Financial Officer Age 39 Resident of Canada	Chartered Accountant, CFO of the Company	N/A	100%
William J. Cavalluzzo Vice-President, Investor Relations Age 61 Resident of Canada	Vice-President, Investor Relations	N/A	100%
David R. Reid Director Age 45 Resident of Canada	Lawyer and Senior Partner, Davis & Company	April 6, 2001 to date	5% or as required
Philip s. Martin Director Age 60 Resident of Canada	Principal., P.S. Martin & Associates, Financial Consultants; Director, Southern Era Resources Limited, Beta Minerals Inc. and Asia Now Resources Limited	July 11, 2003 to date	5% or as required
John R. Brodie, FCA Director Age 61 Resident of Canada	Chartered Accountant, President of John R. Brodie Capital Inc, Retired Partner of KPMG, Director of Far West Mining Ltd. and trustee of Ag Growth Income Fund.	January 27, 2005 to date	5% or as required
Kevin D. Sherkin Director Age 44 Resident of Canada	Lawyer, Managing Partner of Levine Sherkin Boussidan	January 27, 2005 to date	5% or as required

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

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
J. Garfield MacVeigh Chairman of the Board	2004	85,000	*	Nil	Nil	Nil	Nil	Nil
David W. Adamson President & CEO	2004	130,000	*	864	Nil	Nil	Nil	Nil
Michael J. Gray VP Exploration & Corporate Secretary	2004	100,000	*	864	Nil	Nil	Nil	Nil
William J. Cavalluzzo VP Investor Relations	2004	90,000	*	Nil	Nil	Nil	Nil	Nil
Peter G. Wong CFO	2004	90,000	*	108	Nil	Nil	Nil	Nil
Douglas B. Forster Former Director	2004	Nil	N/A	Nil	Nil	Nil	Nil	Nil
David R. Reid Director	2004	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Philip S. Martin Director	2004	N/A	N/A	Nil	Nil	Nil	Nil	Nil

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

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company, under which he received a salary of $78,000 per annum. Mr. Adamson’s salary was increased to $130,000 per annum effective January 1, 2004. This employment agreement has a term of three years and automatically is renewed for further terms of 1 year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of such event, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of Michael J. Gray as VP Exploration, and Corporate Secretary and to provide geological services to the Company, under which he receives a salary of $78,000 per annum. Mr. Gray’s salary was increased to $100,000 per annum effective January 1, 2004. This employment agreement has a term of three years and automatically is renewed for further terms of 1 year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Gray exercisable at any time within 18 months after the date of such event, Mr. Gray may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Gray an amount equal to two times the annual salary then in effect.

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

Compensation of Directors

During the fiscal year ended December 31, 2004, the Company paid cash compensation, directly or indirectly, to Directors of the Company other than the Named Executive Officers (the “Other Directors”) as follows:

1.	J. Garfield MacVeigh, Chairman of the Board, was paid $85,000 for services as an officer and for providing geological services to the Company.

2.
The Company accrued or paid Davis & Company, the Company’s legal counsel $664,277 (including $254,471 for the Company’s subsidiary Toquima) in legal fees by the Company for legal services. David R. Reid, a director of the Company, is a partner of Davis & Company. In addition, this law firm also billed $53,920 in legal fees to Africo Resources Ltd., a subsidiary of the Company accounted for on an equity investment basis.

By an employment agreement dated August 1, 1996 the Company engaged the services of J. Garfield MacVeigh to act as President and CEO, and to provide geological services to the Company. Under the employment agreement, Mr. MacVeigh received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which has been automatically renewed annually on the anniversary date for further terms of one year each and now also applies to Mr. MacVeigh in his capacity as Chairman. Mr. MacVeigh’s salary was increased to $85,000 per annum effective January 1, 2004. The August 1, 1996 employment agreement with Mr. MacVeigh regarding a Significant Change is on the same terms and conditions as the August 1, 1996 employment agreement with Messrs. Adamson and Gray described above.

The Company has no pension plan and no standard or other arrangement for compensation to the Other Directors of the Company except the granting of stock options. No stock options were granted by the Company to the Other Directors during the financial year ended December 31, 2004.

Stock options may be granted by the Board of Directors based upon the recommendation of the Compensation Committee pursuant to the Company’s Stock Option Plan (the “Plan”) which was approved by the shareholders at the 2004 Annual General Meeting. Under the terms of the Plan, the options will terminate 90 days after the optionees ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee’s personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

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

Base Salary
The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such company performance.

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

C. Board Practices

The Board of Directors presently consists of six directors, four of whom were elected at the annual general meeting of the shareholders of the Company, held on May 25, 2004. On January 27, 2005, Michael J. Gray and Douglas B. Forster resigned as directors and John R. Brodie, FCA and Kevin D. Sherkin were appointed as Directors to the Company’s Board. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act. J. Garfield MacVeigh and David W. Adamson have served as directors of the Company since March 6, 1996. Michael J. Gray served as a Director of the Company from March 6, 1996 to January 27, 2005. Douglas B. Forster served as a Director of the Company from June 1, 1996 to January 27, 2005, David R. Reid has served as a Director since April 6, 2001 and Philip S. Martin has served as a Director since February 15, 2003.

Mandate and Responsibility of the Board

The Board is responsible for supervising the management of the Company’s business and the conduct of the Company’s affairs generally. The Board actively participates in strategic planning and is responsible for reviewing and approving the Company’s operating plans. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. Appropriate succession planning, including the recruitment, training, supervision, compensation and performance assessment of the Company’s senior management personnel also falls within the ambit of the Board’s responsibilities.

In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company’s internal control and management information systems and for the Company’s policies respecting corporate disclosure and communications.

Composition of the Board

The Board consists of three related directors and three unrelated directors. The related directors are J. Garfield MacVeigh, who is Chairman of the Board and David W. Adamson, who is President & CEO. David R. Reid who is the Company’s legal counsel, is a related outside director. Philip Martin, John Brodie, FCA and Kevin Sherkin are free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to materially interfere with their ability to act with a view to the best interests of the Company.

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

Description of Board Committees

Committees of the Board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee.

The Audit Committee presently consists of three independent directors, John R. Brodie, FCA (Chair), Kevin D. Sherkin and Philip S. Martin. The role of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee pursuant to the audit committee charter (attached hereto as Exhibit 16.1 and available in print to any shareholder who requests it) typically include reviewing annual and interim financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors. The board of directors has determined that a member of its audit committee, John Brodie, FCA, qualifies as an “audit committee financial expert”. See item 16A.

The Corporate Governance Committee presently consists of Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin. The Corporate Governance Committee is in the process of reviewing current governance guidelines and does not have a charter.

The Compensation Committee consists of three directors, David R. Reid (Chair), Philip S. Martin and John Brodie, FCA. The role of the Compensation Committee is primarily to administer the Company’s Stock Option Plan and to determine the remuneration of executive officers.

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

The Board delegates to management, through the President and CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Board Independence

The Board is currently composed of two management related directors and four non-management directors, three of whom are unrelated and one is an outside related director.

The Company has received a waiver from AMEX that requires at least a majority of the directors on the Company’s Board of Directors are, and will continue to be, independent directors as defined in Section 121A and as required by Section 802(a) of the AMEX Company Guide. This requirement is currently a recommended guideline in Canada.

Audit Committee Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the American Stock Exchange as currently in effect. Each member of the Company’s audit committee satisfies the criteria for director independence.

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

E. Share Ownership

With respect to the persons listed in “Item 6 - Directors, Senior Management and Employees - B. Compensation,” above, the following table discloses the number of Shares and percent of the Shares outstanding held by those persons, as of March 10, 2005. The Shares possess identical voting rights.

Director and Senior Management Share Ownership as at March 10, 2005

Name and Title	No. of Shares	Percent of Shares Outstanding of the Class
J. Garfield MacVeigh Chairman of the Board of Directors	1,288,096 (1)	2.27%
David W. Adamson President, CEO, and Director	1,070,767(1)	1.88%
Michael J. Gray Secretary and Vice-President, Exploration	1,117,366(1)	1.97%
William J. Cavalluzzo Vice-President Investor Relations	215,628	0.38%
Peter G. Wong Chief Financial Officer	0	0.00%
David R. Reid Director	196,500	0.35%
Philip S. Martin Director	144,500	0.25%
John R. Brodie, FCA Director	0	0.00%
Kevin D. Sherkin Director	35,715	0.06%

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

Record Holders Resident In the United States

Based upon the Company’s knowledge, and according to the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., the following table sets forth certain information regarding record holders of the Company’s equity securities resident in the United States as of March 10, 2005:

Title of Class of Securities	No. of Registered Holders Resident in the U.S.	Total Shares Outstanding	Shares Held by U.S. Residents (Registered)	Percentage Held by U.S. Residents
Common Shares	8	56,813,524	689,110	1.21%

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

During 2004, the Company accrued or paid legal fees aggregating $664,277 (including $254,471 for the Company’s subsidiary Toquima) (2003 - $291,791; 2002 - $293,568) to a law firm of which a partner is a director (David R. Reid) of the Company. The fees are recorded within professional expenses, IPO costs of subsidiary (Toquima), mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2004, this firm is owed $277,521 (2003 - $62,569). These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates. In addition, during 2004, this law firm also billed $53,920 legal fees to Africo Resources Ltd., a subsidiary of the Company accounted for on an equity investment basis.

During 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 common shares and pay $75,000 in cash on each of the next two anniversary date of the agreement. IF TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. The Company and TLC had a common director (Douglas B. Forster) at the time the Company entered into and completed this option agreement.

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

Since January 1, 2004, one insider of the Company has participated in the Company’s private placements. David Reid is an insider of the Company because he is a director of the Company.

Name	Financing	Security Type	Number	Purchase / Exercise Price	Expiry Date
David R. Reid Director	Dec. 23, 2004 Flow Through	Common shares	71,500	$1.40	N/A

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Included under Item 17 are the Consolidated Financial Statements of the Company (the “Financial Statements”), as at December 31, 2004 audited by De Visser Gray Chartered Accountants (formerly De Visser & Company), independent Chartered Accountants. The Financial Statements are accompanied by the auditors report (the “Audit Report”) and related notes.

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

•
In January 2005, the Company closed the final tranche of a flow through financing announced in December 2004 by issuing 1,000,000 common shares @ $1.40 per common share, 100,000 broker warrants enabling the holders to purchase 100,000 common shares @$1.40 per common share for a period of two years and paying $112,000 cash in commission.

•
300,000 stock options were exercised at prices ranging from $0.76 to 0.86 per common share for cash proceeds of $245,500 and 135,625 stock options exercisable at prices ranging from $0.87 to $1.48 per common share were cancelled or expired.

•	482,493 warrants were exercised at prices ranging from $1.05 to $1.25 per common share for cash proceeds of $559,318.

•	The Company issued stock options to directors and officers to purchase 1,825,000 common shares at $1.18 per common share.

Mineral properties

•
The Company optioned its Slate Bay project to King’s Bay Gold whereby King’s Bay Gold can earn a 51% interest in the property by spending $2.75 million in exploration costs on the property over four years, commencing March 1, 2005, including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. King’s Bay Gold has made an initial payment of $10,000 and 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and $90,000 in its common shares to the Company over the term of the agreement.

•
The Company renegotiated the option agreement with Redstar Resources Corporation (“Redstar”) whereby under the new agreement Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares.

•
Redstar is then required to make additional cash payments of $175,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in a number of properties covered under the Redstar option agreement.

•	IAMGold notified the Company it has terminated its option to earn a 55% interest in the Avalon project.

Investment in Africo

•
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

Changes to the Board of Directors

•	On February 1, 2005, the Company appointed Kevin Sherkin and John R. Brodie, FCA to its Board and Doug Forster and Michael Gray stepped down in order to allow for the new board appointments.

Item 9. The Offer and Listing

A. Trading History

The following table sets out the market price high and low of the common shares on the TSX and TSX Venture Exchange within each of the periods indicated:

	High Cdn$	Low Cdn$
Year ended December 31, 2000	$0.70	$0.25
Year ended December 31, 2001	$0.63	$0.20
Year ended December 31, 2002	$1.85	$0.59
Year ended December 31, 2003	$1.75	$0.72
Year ended December 31, 2004	$1.73	$1.13

	High Cdn$	Low Cdn$
Quarter ended March 31, 2003	$1.19	$0.72
Quarter ended June 30, 2003	$0.94	$0.77
Quarter ended September 30, 2003	$1.39	$0.79
Quarter ended December 31, 2003	$1.75	$1.12

	High Cdn$	Low Cdn$
Quarter ended March 31, 2004	$1.63	$1.34
Quarter ended June 30, 2004	$1.73	$1.13
Quarter ended September 30, 2004	$1.65	$1.15
Quarter ended December 31, 2004	$1.53	$1.20

	High Cdn$	Low Cdn$
September 2004	$1.65	$1.46
October 2004	$1.53	$1.40
November 2004	$1.48	$1.30
December 2004	$1.30	$1.20
January 2005	$1.38	$1.14
February 2005	$1.26	$1.16

The Common shares of the Company began trading on the AMEX on September 8, 2004. The following table sets out the market price high and low of the common shares on the AMEX within each of the periods indicated:

	High US$	Low US$
September 2004	$1.28	$1.13
October 2004	$1.25	$1.14
November 2004	$1.23	$1.10
December 2004	$1.08	$0.99
January 2005	$1.07	$0.92
February 2005	$1.01	$0.93

B. Markets

The Company’s common shares are listed on the TSX under the symbol “RMX” and on the American Stock Exchange under the symbol “RBY”. The Company’s primary listing is on the TSX.

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

Other Material Contracts

1. Roman Friedrich & Company

On June 8, 2004 the Company renewed its contract for a period of 2 years with Roman Friedrich & Company (“RFC”) for financial advisor services to the Company. RFC is paid a retainer of $5,000 per month and granted 200,000 stock options for these services.

2. Shareholder Rights Plan

In February 2002 the Company entered inter a Shareholder Rights Plan Agreement with Computershare Trust Company of Canada and was approved by the Company’s Shareholder’s at its 2002 Annual General Meeting held on June 6, 2002.

D. Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company’s Shares, other than withholding tax requirements. Any remittances of dividends to United States residents are subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See ”Item 10 - Additional Information - E. Taxation.”

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the exercise of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Material Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2004, and expects that it may be a “passive foreign investment company” for the taxable year ending December 31, 2005. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company does not expect to be a QFC.

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

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. ). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

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

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,”“high withholding tax interest,”“financial services income,”“shipping income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, U.S. Holders should be aware that recently enacted legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2004, and expects that it may be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S.

Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable

H. Documents on Display

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is a “foreign private issuer” as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company’s filings with the U.S. Securities and Exchange Commission (“the “SEC”), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company is also subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended. The documents described herein may be inspected at the offices of Davis & Company, Barristers & Solicitors, at Suite 2800 - 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7, during normal business hours.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The Company incurs certain costs in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. To-date, the Company has completed all of its equity financing in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time due to the small amount of exposure.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for metals. In the past metal prices has been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

Item 16.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that John R. Brodie, FCA, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A of Form 20-F. The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the American Stock Exchange as currently in effect. Each member of the Company’s audit committee satisfies the criteria for director independence.

We believe that the members of our board of director are collectively capable of analyzing and evaluation our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Item 16B. Code of Ethics

The Company does not currently have a Code of Ethics. The Company received an extension from AMEX to implement a Code of Ethics and Code of Conduct by July 31, 2005. The Company expects to implement them by the required date.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The Company’s audit committee appointed DeVisser Gray Chartered Accountants as independent auditors to audit the Company’s financial statements for the fiscal year ended December 31, 2004. The aggregate fees billed by De Visser Gray Chartered Accountants for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended December 31, 2004 were $19,500.

Audit Related Fees

For the fiscal year ended December 31, 2004, the aggregate fees billed for assurance and related services by De Visser Gray Chartered Accountants relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $nil.

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
-
entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

The Company’s audit committee complies with the rules of the American Stock Exchange as currently in effect. The Company’s Audit Committee Charter is attached hereto as Exhibit 16.1 and available in print to any shareholder who requests it.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Board of Director Composition Requirements: AMEX requires at least a majority of the directors on the Company’s Board of Directors are, and will continue to be, independent directors as defined in Section 121A and as required by Section 802(a) of the AMEX Company Guide. This requirement is currently a recommended guideline in Canada.

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

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 7, 2005, except as to Note 13
which is as of March 30, 2005

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	As at December 31,
	2004	2003

Assets
Current assets
Cash and cash equivalents	$6,941,848	$11,302,074
Amounts receivable	263,731	953,065
Prepaid expenses	64,202	20,404
	7,269,781	12,275,543

Investments (note 4)	3,177,783	366,833
Equipment - net of accumulated amortization of $92,004
(2002 - $79,460)	56,604	44,103
Deferred property costs (note 6)	19,815,494	17,276,818
	$30,319,662	$29,963,297

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$897,397	$729,966

Non-controlling interest (note 5)	474,340	682,594

Shareholders’ equity
Share capital (note 7)	39,184,721	35,911,629
Contributed surplus (note 7)	1,960,463	753,531
Deficit	(12,197,259)	(8,114,423)
	28,947,925	28,550,737
	$30,319,662	$29,963,297

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors:

David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31,
	2004	2003	2002

Expenses
Amortization	$19,130	$12,543	$9,895
Consulting	187,032	124,726	112,500
Investor relations	354,539	413,911	316,536
Office	220,635	119,189	51,912
Professional fees	238,463	186,221	117,506
Rent	59,127	68,634	65,621
Salaries	528,836	335,142	138,835
Stock-based compensation (notes 2 and 7)	983,380	556,046	145,355
Telephone	15,121	7,910	4,530
IPO costs of Subsidiary	411,188	-	-
Transfer agent and regulatory filing fees	130,095	153,341	36,443
Travel and accommodation	35,225	28,417	5,783
Write-off of deferred property costs	1,928,106	432,915	171,358

Loss before other items:	(5,110,877)	(2,438,995)	(1,176,274)
Corporate capital tax expense	-	(47,012)	-
Gain on sale of investments (note 4)	694,769	19,703	-
Interest and miscellaneous income	150,018	153,910	74,162
Equity loss	(25,000)	-	-
Allocation of subsidiary’s loss to minority interest	208,254	-	-

Net loss for the year	(4,082,836)	(2,312,394)	(1,102,112)
Deficit, beginning of year	(8,114,423)	(5,802,029)	(4,699,917)
Deficit, end of year	$(12,197,259)	$(8,114,423)	$(5,802,029)

Loss per share (note 9)	$(0.07)	$(0.05)	$(0.04)
Weighted average number of common shares outstanding	52,919,912	43,240,383	31,010,908

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31,
	2004	2003	2002
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$(4,082,836)	$(2,312,394)	$(1,102,112)
Adjustment for items which do not involve cash:
Gain on sale of investments	(694,769)	(19,703)	-
Stock-based compensation	1,100,980	556,046	145,355
Allocation of subsidiary’s loss to minority interest	(208,254)	-	-
Equity loss	25,000	-	-
Amortization	19,130	12,543	9,895
Write-off of deferred property costs	1,928,106	432,915	171,358
	(1,912,643)	(1,330,593)	(775,504)
Changes in non-cash working capital components:
Prepaid expenses	(43,798)	(14,948)	1,407
Amounts receivable	689,334	(768,668)	(63,598)
Accounts payable and accrued liabilities	167,431	124,458	419,547
	(1,099,676)	(1,989,751)	(418,148)
Investing Activities*
Deferred property costs	(9,027,662)	(9,728,862)	(7,936,059)
Purchase of equipment	(31,631)	(17,692)	(21,334)
Purchase of investments (notes 4 and 5)	(4,004,193)	(300,000)	-
Proceeds on sales of investments	2,489,294	33,737)	-
Cash acquired in capital transaction (note 5)	-	714,031)	-
	(10,574,192)	(9,298,786)	(7,957,393)
Financing Activities*
Common shares issued for cash	3,628,330	1717,700,909	6,071,814
Share issue costs	(413,658)	(1,238,338)	(272,716)
Recovery of property costs incurred	3,857,365	4,677,732	2,558,828
Management and administration fees received	241,605	290,342	168,895
	7,313,642	21,430,645	8,526,821

Net cash (used) provided during the year	(4,360,226)	10,142,108	151,280
Cash and cash equivalents, beginning of year	11,302,074	1,159,966	1,008,686
Cash and cash equivalents, end of year	$6,941,848	$11,302,074	$1,159,966

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

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

	Balance December 31, 2002	Gross Expenditures 2003	Write-off or Recovery 2003	Balance December 31, 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31, 2004
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$ 2,592,103	$ 174,503	$ -	$ 2,766,606	$ 360,092	$ -	$ 3,126,698
Exploration costs
Geological and geochemical	596,447	591,763	-	1,188,210	80,818	-	1,269,028
Drilling	295,516	1,580,938	-	1,876,454	1,731,442	-	3,607,896
Geophysical	78,365	21,437	-	99,802	1,345	-	101,147
Travel and accommodation	20,616	75,605	-	96,221	40,529	-	136,750
Other	25,139	4,520	-	29,659	1,637	-	31,296
	3,608,186	2,448,766	-	6,056,952	2,215,863	-	8,272,815

Other Red Lake Properties
Acquisition and option payments	519,970	356,437	(280,450)	595,957	73,768	(230,862) )	438,863
Exploration costs
Geological and geochemical	495,141	493,511	(374,149)	614,503	289,371	(167,157) )	736,717
Drilling	381,223	1,812,260	(1,644,621)	548,862	676,490	(628,929) )	596,423
Geophysical	174,315	272,997	(150,224)	297,088	78,641	(95,419) )	280,310
Travel and accommodation	33,841	74,628	(67,686)	40,783	47,339	(18,652) )	69,470
Other	3,118	-	-	3,118	-	(137) )	2,981
Administration fees (earned)	(201,540)	-	(169,422)	(370,962)	-	(65,082) )	(436,044)
	1,406,068	3,009,833	(2,686,552)	1,729,349	1,165,609	(1,206,238) )	1,688,720

McCuaig JV Project
Acquisition and option payments	79,940	-	-	79,940	24,000	-	103,940
Exploration costs
Geological and geochemical	399,753	30,748	(16,167)	414,334	57,552	(32,385) )	439,501
Drilling	873,632	197,590	(79,036)	992,186	252,436	(100,975) )	1,143,647
Geophysical	27,202	800	(320)	27,682	-	(257) )	27,425
Travel and accommodation	22,991	6,993	(2,792)	27,192	7,904	(2,904) )	32,192
Other	1,400	-	-	1,400	1,000	(400) )	2,000
Administration fees (earned)	(10,144)	-	(6,742)	(16,886)	-	(10,492) )	(27,378)
	1,394,774	236,131	(105,057)	1,525,848 )	342,892	(147,413) )	(1,721,327)
				)
English Royalty Division Properties
Acquisition and option payments	-	954,118	(428,680)	525,438 )	249,952	(604,058) )	171,332
Exploration costs
Geological and geochemical	-	86,420	-	86,420 )	158,449	-	244,869
Travel and accommodation	-	2,328	-	2,328 )	3,201	-	5,529
Other	-	23	-	23 )	84	-	107
	-	1,042,889	(428,680)	614,209 )	411,686	(604,058) )	421,837

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

	Balance December 31, 2002	Gross Expenditures 2003	Write-off or Recovery 2003	Balance December 31, 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31, 2004
ONTARIO (continued)
Other Ontario Properties
Acquisition and option payments	$41,310	$-	$-	$41,310	$-	$(41,310)	$-
Exploration costs
Geological and geochemical	22,722	-	-	22,722	-	(22,722)	-
Geophysical	56,362	-	-	56,362	-	(56,362)	-
Travel and accommodation	1,322	-	-	1,322	-	(1,322)	-
	121,716	-	-	121,716	-	(121,716)	-

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	196,826	111,752	-	308,578	86,408	(150,744)	244,242
Exploration costs
Geological and geochemical	165,282	252,374	-	429,479	90,306	(72,340)	447,445
Drilling	-	-	-	-	224,058	(100,000)	124,058
Geophysical	11,822	57,197	-	57,197	-	(56,715)	482
Travel and accommodation	9,380	647	-	10,026	1,277	(734)	10,569
Other	450	-	-	450	3,130	-	3,580
	383,760	421,970	-	805,730	405,179	(380,533)	830,376

Golden Promise Trend Properties
Acquisition and option payments	146,887	379,302	(236,578)	289,611	219,495	(360,680)	148,426
Exploration costs
Geological and geochemical	146,369	410,901	(318,628)	238,642	622,733	(608,021)	253,354
Drilling	113,636	208,665	(213,796)	108,505	392,168	(328,608)	172,065
Geophysical	11,443	464,315	(358,437)	117,321	-	(62,742)	54,579
Travel and accommodation	5,251	3,563	(2,459)	6,355	16,188	(14,807)	7,736
Other	-	-	-	-	296	(296)	-
Administration fees (earned)	-	-	(74,203)	(74,203)	-	(104,641)	(178,844)
	423,586	1,466,746	(1,204,101)	686,231	1,250,880	(1,479,795)	457,316

Avalon Trend Properties
Acquisition and option payments	55,340	47,226	-	102,566	109,725	(52,508)	159,783
Exploration costs
Geological and geochemical	143,427	152,786	-	296,213	339,711	(380,247)	255,677
Drilling				-	263,443	(263,443)	-
Travel and accommodation	3,072	1,425	-	4,497	2,115	(2,433)	4,179
Other	-	-	-	-	1,366	(641)	725
Administration fees (earned)	-	-	-	-	-	(42,671)	(42,671)
	201,839	201,437	-	403,276	716,360	(741,943)	377,693

Glenwood-Botwood Trend Properties
Acquisition and option payments	398,773	91,506	(166,437)	323,842	246,707	(168,199)	402,350
Exploration costs
Geological and geochemical	286,659	489,568	(194,384)	581,843	502,002	(68,856)	1,014,989
					395,568	(104,467)	291,101
Geophysical	204,521	292,828	(260,543)	236,806	39,279	(20,056)	256,029
Travel and accommodation	5,173	1,579	(903)	5,849	5,534	(1,357)	10,026
Administration fees (earned)	-	-	(39,887)	(39,887)	-	(3,026)	(42,913)
	895,126	875,481	(662,154)	1,108,453	1,189,090	(365,961)	1,931,582

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

	Balance December 31, 2002	Gross Expenditures 2003	Write-off or Recovery 2003	Balance December 31, 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31, 2004
NEWFOUNDLAND GOLD PROPERTIES (continued)
New World Trend Property
Acquisition and option payments	$35,040	$(18,950)	$-	$16,090	$53,600	$-	$69,690
Exploration costs
Geological and geochemical	85,357	148,522	-	233,879	69,566	-	303,445
					567	-	567
Travel and accommodation	1,766	51	-	1,817	43	-	1,860
	122,163	129,623	-	251,786	123,776	-	375,562

GNP Trend Property
Acquisition and option payments	117,071	(82,900)	-	34,171	-	(34,171)	-
Exploration costs
Geological and geochemical	25,010	2,247	-	27,257	-	(27,257)	-
Travel and accommodation	3,373	-	-	3,373	-	(3,373)	-
	145,454	(80,653)	-	64,801	-	(64,801)	-

NEWFOUNDLAND
Base Metal Properties
Acquisition and option payments	266,157	64,773	(46,039)	284,891	104,543	(299,742)	89,692
Exploration costs
Geological and geochemical	511,960	87,010	(208,562)	390,408	100,984	(242,621)	248,771
Drilling	538,236	1,757	(23,825)	516,168	122,758	(347,192)	291.734
Geophysical	169,913	16,194	(16,205)	169,902	1,316	(88,581)	82,637
Travel and accommodation	39,580	10,286	(16,596)	33,270	6,689	(17,972)	21,987
Other	9,612	208	(726)	9,094	-	(8,869)	225
Administration fees (earned)	(84,947)	-	-	(84,947)	-	84,947	-
	1,450,511	180,228	(311,953)	1,318,786	336,290	(920,030)	735,046

BRITISH COLUMBIA
Axelgold and Thumb Peak
Acquisition and option payments	434,571	1,267	-	435,838	-	(435,838)	-
Exploration costs
Geological and geochemical	59,041	(326)	-	58,715	601	(59,316)	-
Drilling	1,099	-	-	1,099	151	(1,250)	-
Travel and accommodation	2,921	22	-	2,943	-	(2,943)	-
Administration fees (earned)	(63,860)	-	-	(63,860)	-	63,860	-
	433,772	963	-	434,735	752	(435,487)	-

NUNAVUT, BAFFIN ISLAND
Incognita Joint Venture Property
Acquisition and option payments	84,048	-	-	84,048	65,000	(149,048)	-
Exploration costs
Geological and geochemical	83,759	5,742	(2,404)	87,097	(66,677)	(20,420)	-
Drilling	32,758	-	-	32,758	97,050	(129,808)	-
Geophysical	14,151	-	-	14,151	-	(14,151)	-
Travel and accommodation	4,294	-	-	4,294	8,000	(12,294)	-
Other	354	-	-	354	22,178	(22,532)	-
Administration fees (earned)	(197,520)	-	(88)	(197,608)	-	197,608	-
	21,844	5,742	(2,492)	25,094	125,551	(150,645)	-

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
(Stated in Canadian Dollars)

	Balance December 31, 2002	Gross Expenditures 2003	Write-off or Recovery 2003	Balance December 31, 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31, 2004
UNITED STATES OF AMERICA
ALASKA (note 9)
Palmer Property
Acquisition and option payments	$800,865	$107,524	$-	$908,389	$136,566	$-	$1,044,955
Exploration costs
Geological and geochemical	213,957	(4,025)	-	209,932	161,300	-	371,232
Drilling	680,324	1,891	-	682,215	-	-	682,215
Travel and accommodation	13,193	4,810	-	18,003	-	-	18,003
Other	17,458	555	-	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)	-	-	(76,483)
	1,649,314	110,755	-	1,760,069	297,866	-	2,057,935

ARIZONA
Yuma King Property
Acquisition and option payments	-	-	-	-	54,202	-	54,202
Exploration costs
Geological and geochemical	-	-	-	-	16,484	-	16,484
Travel and accommodation	-	-	-	-	1,188	-	1,188
		-	-	-	71,874	-	71,874

NEVADA (note 5)
Other Properties
Acquisition and option payments	-	369,783	-	369,783	419,572	(23,505)	765,850
Exploration costs
Geological and geochemical	-	-	-	-	118,794	(11,233)	107,561
		369,783	-	369,783	538,366	(34,738)	873,411

Deferred Property Costs	$12,258,113	$10,419,694	$(5,400,989)	$17,276,818	$9,192,034	$(6,653,358)	$19,815,494

Property Costs Written-off

The composition of the write-off figures by property classification is as follows:

	2004	2003
Other Red Lake Properties	$226,527	$6,457
Other Ontario	121,716	-
Newfoundland Base Metal Properties	446,942	398,368
Other Newfoundland Properties	493,817	26,695
Nunavut Properties	150,645	-
British Columbia Properties	435,487	-
Other Properties	52,972	1,395
Total costs written-off	1,928,106	432,915
Aggregate cost recoveries and administration fees received	4,725,252	4,968,074
Gross write-offs and recoveries	$6,653,358	$5,400,989

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

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”). Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its subsidiaries - Toquima Minerals Corporation at December 31, 2004 and 2003 and Rubicon Minerals USA Inc. as at the 2002 year end. The investment in Africo Resources Ltd. is accounted for on an equity basis.

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

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

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

 RUBICON MINERALS CORPORATION
 Notes to the Consolidated Financial Statements (continued)
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

Financial Instruments and Financial Risk

The Company’s financial instruments consists of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company’s investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation. These Recommendations were first applied on a prospective basis to all awards granted on or after January 1, 2002. They established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services.

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

The Company’s accounting policy for future income taxes currently had no effect on the financial statements of any of the fiscal years presented.

RUBICON MINERALS CORPORATION
   Notes to the Consolidated Financial Statements (continued)
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

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

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

 3.  RELATED PARTY TRANSACTIONS

During 2004, the Company accrued or paid legal fees aggregating $664,277 (including $254,471 for the Company’s subsidiary Toquima) (2003 - $291,791; 2002 - $293,568) to a law firm of which a partner is a director of the Company. The fees are recorded within professional expenses, IPO costs of subsidiary (Toquima), mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2004, this firm is owed $277,521 (2003 - $62,569). These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates. In addition, during 2004, this law firm also billed $53,920 legal fees to Africo Resources Ltd., a subsidiary of the Company accounted for on an equity investment basis.

During 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 common shares and pay $75,000 in cash on each of the next two anniversary date of the agreement. IF TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. The Company and TLC had a common director at the time the Company entered into and completed this option agreement.

 4. INVESTMENTS

At December 31, 2004, the Company owned common shares in public and private companies as follows:

	2004				2003
	Aggregate Cost			Market Value	Aggregate Cost	Market Value
					$	$
Public companies	814,414			611,927	351,958	388,136
Private companies	2,363,369	(a	)	-*	14,875	-*
	3,177,783			611,927	366,833	388,136

* - The fair value of each outstanding common share of these private companies is not readily determinable

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (continued)
(Stated in Canadian Dollars)

4. INVESTMENTS (continued)

(a)  Investment in Africo Resources Ltd. (“Africo”)

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

5. CAPITAL TRANSACTIONS

On December 17, 2003, the Company exchanged all of its shares of its wholly-owned subsidiary Rubicon Minerals USA. Inc. (“Rubicon USA”), the sole asset of which is the Palmer property located in Alaska, USA., in consideration for 4.8 million shares of Toquima Minerals Corporation (formerly 650261 BC Ltd., “Toquima”), a private British Columbia corporation which was then also a wholly-owned subsidiary of the Company. On December 23, 2003, the Company exchanged its interest in Fremont Minerals Corporation (“Fremont”), a private Nevada corporation which holds certain mineral property interests in that State (an interest which the Company acquired earlier in 2003 for $300,000 in cash) in consideration for an additional 1.2 million common shares of Toquima. At December 31, 2004, the Company held a 60.3% (2003 - 60.3%) interest in the outstanding common share capital of Toquima.

The Company’s interest in Toquima is considered to be a single purchase of a controlling interest at an effective date of December 31, 2003, with the consideration, based on the carrying amount of the Company’s aggregate investment in Rubicon USA and Fremont, allocated to identifiable assets and liabilities as follows:

2003
Cash	$ 714,031
Mineral property costs:
Palmer property	1,760,069
Nevada properties	369,783
Liabilities assumed	*(101,219)
Net assets acquired	$ 2,742,664

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

 RUBICON MINERALS CORPORATION
 Notes to the Consolidated Financial Statements (continued)
 (Stated in Canadian Dollars)

 PROPERTY INTERESTS (continued)

CANADA (continued)
ONTARIO (continued)
McFinley Gold Property (continued)
Water Claims Agreement (“Water Claims”)

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000, issue 260,000 shares and complete US$1,300,000 of exploration prior to March 31, 2006. During 2004 the Company completed its acquisition of the Water Claims after meeting all the required payments and expenditures. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement (“Land Claims”)

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

Goldcorp Option Agreement

The Company has optioned up to a 70% interest in the 543 claims known as the Sidace Lake, Red Lake North and Adams Lake Properties to Goldcorp Inc. (“Goldcorp”) whereby Goldcorp must spend $5,000,000 in exploration expenditures over 4 years, including a committed $750,000 first year expenditure (completed) to earn an initial 60% interest. Goldcorp must complete a feasibility study to earn an additional 10% interest. Goldcorp was also required to purchase 1,000,000 shares of the Company at $1.60 by way of private placement (completed in 2003).

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

Red Lake West Property

The Company acquired a 100% interest in 90 unpatented mining claims in Dome and McDonough townships. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold

 RUBICON MINERALS CORPORATION
 Notes to the Consolidated Financial Statements (continued)
 (Stated in Canadian Dollars)

 6. PROPERTY INTERESTS (continued)
CANADA (continued)
ONTARIO (continued)

Red Lake East Property

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

Redstar Option Agreement

During 2002, the Company granted Redstar Resources Corporation (“Redstar”) the right to earn up to a 70% interest in several of Rubicon’s properties (a total of 226 claim units) at the western end of the Red Lake gold camp. The optioned properties included the Baird, Pipestone North, Pipestone South and Wolf Bay properties.

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

English Royalty Division (“ERD”)

During 2003, the Company acquired underlying interests to 74 mineral properties pursuant to the terms of the ERD described below and an additional 11 mineral properties for no additional consideration. The majority of the mineral properties are located in the Red Lake Mining Division. The Company made the initial acquisition when it purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 and the issuance of 250,000 common shares. Fourteen of the 74 properties were subject to agreements involving the Company as optionee, including Red Lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, Pipestone South, Pipestone North, East Bay, Slate Bay English, Hammell Lake and Wolf Bay. Accordingly, this agreement reduced the Company’s aggregate property payments due under these pre-existing options by $414,000, including $132,000 ($125,000 in 2004 and $9,000 in 2003).

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

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (continued)
(Stated in Canadian Dollars)

 6.  PROPERTY INTERESTS (continued)

CANADA (continued)
NEWFOUNDLAND (continued)
Golden Promise Trend Properties (continued)

Option Agreement with Placer Dome
The Company has optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer Dome (CLA) Limited (“Placer”) whereby Placer must spend $5,000,000 in exploration expenditures over three years (first 2 years completed as at Dec 31, 2004) and make all payments (all payments made) relating to the Mercer Agreement to earn an initial 55% interest. Placer must complete a feasibility study to earn an additional 15% interest.

Option Agreement with Crosshair Exploration and Mining Corp.
The Company has optioned seven mineral licenses known as the Victoria Lake Property (South Golden Promise area properties) to Crosshair Exploration Mining Corp. (“Crosshair”) in consideration for Crosshair incurring $1.75 million in exploration expenditures and issuing 400,000 common shares (200,000 issued) to the Company.

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

Wings Point and Glenwood Option Agreements with Crosshair
The Company has optioned a 60% interest in approximately six mineral licenses known as the Wings Point Property, 11 mineral licenses known as the Glenwood Break Property to Crosshair Exploration Mining Corp. (“Crosshair”) in consideration for Crosshair incurring $1.5 million and $2.0 million respectively in exploration expenditures and issuing 800,000 common shares (400,000 issued) to the Company.

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

Avalon Gold Trend

The Company has four option agreements pursuant to which it may earn a 100% interest in a total of 550 claims for aggregate consideration of $315,000 ($178,000 paid) in cash and the issuance of the share equivalent of $60,000 ($35,002 paid) over a four year period, and the granting of NSR royalties ranging form 2% to 3% of which portions can be purchased for $1,000,000 to $2,000,000 for each option agreement. In February 2004, the Company entered into an agreement with IAMGold Corporation (“IAMGold”), whereby IAMGold can earn an initial 55% interest in these claims by spending $3,000,000 over a four-year period, including $500,000 before February 2005 (completed). Subsequent to December 31, 2004, IAMGold terminated the option on the project. See note 13.

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

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (continued)
(Stated in Canadian Dollars)

6. PROPERTY INTERESTS (continued)

CANADA (continued)
NEWFOUNDLAND (continued)
Base Metal Properties

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 0.5% for $500,000. During 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 and pay $75,000 in cash on each of the next two anniversary dates of the agreement. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. Also see Note 3.

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

UNITED STATES OF AMERICA
ALASKA

Palmer Property

The Company’s subsidiary, Toquima has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska

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

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (continued)
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
(6)	Inclusive of the original $12,465 fair value of these options allocated to share capital on exercise

b)  Stock Options

The following is a summary of the changes in the Company’s outstanding stock options for the 2004, 2003 and 2002 fiscal years.

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year **	2,440,000	1.00	3,117,500	0.67	1,680,000	0.38
Granted	1,435,000	1.35	895,000	1.06	1,655,000	0.92
Exercised	(79,000)	0.86	(1,547,500)	0.38	(167,500)	0.39
Expired/Cancelled	(309,375)	1.31	(25,000)	0.46	(50,000)	0.43
Outstanding and exercisable at end of fiscal year *, **	3,486,625	1.11	2,440,000	1.00	3,117,500	0.67
*   At December 31, 2004, the weighted-average remaining contractual life of stock options outstanding is 3.88 years.
** 125,000 options granted to a director in 2003 were incorrectly cancelled in 2003. These options are now shown as outstanding as at December 31, 2003 and 2004.

The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2004	2003	2002
Balance at beginning of year	$ 753,531	$ 197,485	$ -
Stock-based compensation	1,100,980	556,046	145,355
Mineral properties	-	-	52,130
Share issuance costs	118,417	-	-
Fair value of stock options allocated to shares issued on exercise	(12,465)	-	-
Balance at end of year	$ 1,960,463	$ 753,531	$ 197,485

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (continued)
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

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants

Summary of stock options and warrants outstanding:

December 31, 2004
Type of Issue		Number Outstanding	Exercise Price or Price Range	Expiry Date
			$
Stock Options		75,000	0.87	01/17/05
		** 125,000	0.76	02/15/05
		100,000	1.15	07/09/07
		200,000	1.16	06/08/07
		225,000	0.84	07/18/07
		1,187,000	0.83	08/08/07
		759,625	1.48	01/27/09
		20,000	1.30	07/12/09
		415,000	1.21	12/31/09
		20,000	1.17	10/20/13
		30,000	1.18	10/21/13
		30,000	1.35	11/03/13
		300,000	1.45	12/10/13

Total Stock Options	****	3,361,625
Warrants		2,031,650	1.25	02/20/05
		212,033	1.05	02/20/05
		403,930	1.25	2/26/05
		100,000	1.25	03/04/05
		6,960	1.05	03/04/05
		5,029,029	1.25	08/22/05
		713,736	1.05	08/22/05
		159,350	1.40	12/23/07
		35,714	1.40	12/30/07

Total Warrants	***	8,692,402

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (continued)
(Stated in Canadian Dollars)

7. SHARE CAPITAL (continued)

** 125,000 options granted to a director in 2003 were incorrectly cancelled in 2003. These options are now shown as outstanding as at December 31, 2003 and 2004.

*** Subsequent to December 31, 2004, additional options were granted and options and warrants were exercised, cancelled or expired. See note 13.

8. COMMITMENTS

•	At December 31, 2004, the Company has $247,170 in remaining lease payments for the use of its Vancouver office.

•
At December 31, 2004, the Company is committed to incur $2,930,777 (2003 - $1,174,832; 2002 - $Nil) in eligible exploration expenditures prior to December 31, 2005 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

•
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

9. LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (continued)
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

		December 31,
		2004	2003	2002
a)	Assets
	Deferred Property Costs
	Deferred property costs following Canadian GAAP	$ 19,815,494	$ 17,276,818	$ 12,258,113
	Less deferred property costs	(19,815,494)	(17,276,818)	(12,258,113)
	Deferred property costs following US GAAP	$ -	$ -	$ -
b)	Operations
	Net loss following Canadian GAAP	$ (4,082,836)	$ (2,312,394)	$ (1,102,112)
	Deferred property costs expensed under US GAAP	(4,466,782)	(5,451,620)	(6,897,078)
	Deferred property costs written-off under Canadian GAAP	1,928,106	432,915	171,358
	Income from sale of tax benefits under US GAAP	367,665	480,000	-
	Net loss under US GAAP	$ (6,253,847)	$ (6,851,099)	$ (7,827,832)
c)	Deficit
	Closing deficit following Canadian GAAP	$ (12,091,259)	$ (8,114,423)	$ (5,802,029)
	Adjustment to deficit for accumulated costs expensed under US	(18,911,209)	(16,634,198)	(12,095,493)
	Closing deficit under US GAAP	$ (31,002,468)	$ (24,748,621)	$ (17,897,522)
d)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	$ (1,099,676)	$ (1,989,751)	$ (418,148)
	Add net loss following Canadian GAAP	4,082,836	2,312,394	1,102,112
	Less net loss following US GAAP	(6,253,847)	(6,851,099)	(7,827,832)
	Less other write down taken under Canadian GAAP	(1,928,106)	(432,915)	(171,358)
	Add non-cash property expenditures expensed under US GAAP	(461,910)	370,633	1,688,742
	Cash applied to operations under US GAAP	$ (5,660,703)	$ (6,590,738)	$ (5,626,484)
e)	Cash Flows - Investing Activities
	Cash applied to investments under Canadian GAAP	$ (10,574,192)	$ (9,298,786)	$ (7,957,393)
	Add cash property costs expensed under US GAAP	9,099,621	10,049,061	7,936,059
	Cash applied to investments under US GAAP	$ (1,474,571)	$ 750,275	$ (21,334)
f)	Cash Flows - Financing Activities
	Cash received from financing activities under Canadian GAAP	$ 7,313,642	$ 21,430,645	$ 8,526,821
	Less: exploration recoveries included in income under US GAAP	(4,170,929)	(4,968,074)	(2,727,723)
	Less: premiums on flow-through share issuances included in income	(367,665)	(480,000)	-
	Cash received from financing activities under US GAAP	$ 2,775,048	$ 15,982,571	$ 5,799,098

 RUBICON MINERALS CORPORATION
 Notes to the Consolidated Financial Statements (continued)
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

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

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

h)  Stockholders’ Equity

i)  Accumulated Other Comprehensive Income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholder’s Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note. The only item in the Company’s financial statements impacting Comprehensive Income is the unrealized gains and losses on the Company’s non-current investments.

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

Accumulated Other Comprehensive Loss - December 31, 2001	$500
Other Comprehensive Income - 2002	(813)
Accumulated Other Comprehensive Income - December 31, 2002	$(313)
Other Comprehensive Income - 2003	36,491)
Accumulated Other Comprehensive Income - December 31, 2003	$36,178
Other Comprehensive Loss - 2004	(238,665)
Accumulated Other Comprehensive Income - December 31, 2004	$(202,487)

RUBICON MINERALS CORPORATION
 Notes to the Consolidated Financial Statements (continued)
 (Stated in Canadian Dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP (continued)

h)  Stockholders’ Equity (continued)

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

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (continued)
(Stated in Canadian Dollars)

11.  COMPARATIVE FIGURES

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

•
In January 2005, the Company closed the final tranche of a flow through financing announced in December 2004 by issuing 1,000,000 common shares @ $1.40 per common share, 100,000 broker warrants enabling the holders to purchase 100,000 common shares at $1.40 per common share for a period of two years and paying $112,000 cash in commission.

•
300,000 stock options were exercised at prices ranging from $0.76 to 0.86 per common share for cash proceeds of $245,500 and 135,625 stock options exercisable at prices ranging from $0.87 to $1.48 per common share were cancelled or expired.

•	482,493 warrants were exercised at prices ranging from $1.05 to $1.25 per common share for cash proceeds of $559,318.

•	The Company issued stock options to directors and officers to purchase 1,825,000 common shares at $1.18 per common share.

Mineral properties

•
The Company optioned its Slate Bay project to King’s Bay Gold whereby King’s Bay Gold can earn a 51% interest in the property by spending $2.75 million in exploration costs on the property over four years, commencing March 1, 2005, including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. King’s Bay Gold has made an initial payment of $10,000 and 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and $90,000 in its common shares to the Company over the term of the agreement.

•
The Company renegotiated the option agreement with Redstar Resources Corporation (“Redstar”) whereby under the new agreement Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares. Redstar is then required to make additional cash payments of $175,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in a number of properties covered under the Redstar option agreement.

•	IAMGold notified the Company it had terminated its option to earn a 55% interest in the Avalon project.

Investment in Africo

•
Africo approved a $5.33 million non-brokered private placement to its existing shareholders at a price of $1.50 per share to provide sufficient working capital to complete the feasibility study on its copper-cobalt property in the Democratic Republic of Congo. The Company has agreed to participate in the private placement up to $2.13 million of which $1.15 million has been advanced. Africo is evaluating various alternatives to secure a public listing. Africo also released additional diamond drilling results. See the Company’s news release dated March 21, 2005 for further details.

Changes to the Board of Directors

•	On February 1, 2005, the Company appointed Kevin Sherkin and John R. Brodie, FCA to its Board and Doug Forster and Michael Gray stepped down in order to allow for the new board appointments.

Item 18. Financial Statements

See “Item 17 - Financial Statements.”

Item 19. Exhibits

INDEX TO EXHIBITS

All exhibits listed are those material contracts entered into subsequent and in addition to those detailed in the Company’s Registration Statement on Form 20F.

Exhibit No.	Description	Page No.

Articles of Incorporation and Bylaws

1.1	Memorandum of 515006 B.C. Ltd. dated February 20, 1996	N/A(1)

1.2	Special Resolution dated March 26, 1996 and Altered Memorandum	N/A(1)

1.3	Articles of the Company	N/A(1)

1.4	Special Resolution dated May 7, 1996 amending Articles of the Company	N/A(1)

Voting Trust Agreements

3.1	Voting Trust Agreement between the Company and Dominion Goldfields Corporation	N/A (4)

Material Contracts - Properties

McFinley Gold Project

4.1	Agreement made as of January 3, 2002, as accepted January 30, 2002 between the Company and Dominion Goldfields Corporation in connection with the McFinley Water Claims	N/A (4)

4.2	Agreement made and accepted as of June 10, 2003 between the Company and Dominion Goldfields Corporation in connection with the McFinley Land Claims	N/A (4)

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
N/A(1)

4.7	Letter dated March 25, 1997, from the Company to Agrium Inc. and Outokumpu Mines Ltd. regarding assignment	N/A(1)

4.8	Amendment to January 1996 Letter Agreement, dated May 17, 2000	N/A(1)

Red Lake West Property, Ontario
(formerly known as the Post Narrows and Slate Bay Properties)

4.9	Letter Agreement dated February 6, 1998 between the Company and Perry English in connection with the Post Narrows Property	N/A(1)

4.10	Letter Agreement dated February 7, 1998 between the Company and Perry English in connection with the Slate Bay Property	N/A(1)

4.11	Amending Agreement dated March 16, 1998 between the Company and Perry English in connection with the Post Narrows Property	N/A(1)

4.12	Letter Agreement dated August 7, 1998 between the Company and Perry English merging the Post Narrows & Slate Bay Properties into the Red Lake West Property	N/A(1)

Humlin West Property, Ontario

4.13	Letter Agreement dated February 7, 1998 between the Company and Perry English in connection with the Humlin West Property	N/A(1)

4.14	Letter Agreement dated October 21, 1998 between the Company and Perry English, which supersedes the Letter Agreement dated February 7, 1998	N/A(1)

Red Lake East Property, Ontario

4.15	Letter Agreement dated February 11, 1999 between Perry English and the Company	N/A(1)

Coli Lake Property, Ontario

4.16	Letter Agreement dated February 14, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

Advance Red Lake Property, Ontario

4.17	Letter Agreement dated June 27, 2000 between the Company and Tor Jensen, Belle Madsen, Christopher Proud and Wayne Beach, whereby the Company may acquire a 100% interest in the property	N/A(1)

MacKenzie Property, Ontario

4.18	Letter Agreement dated February 14, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

Slate Bay English Option Property

4.19	Letter Agreement dated September 10, 2000, as accepted February 12, 2001 between the Company and Perry English whereby the Company may obtain a 100% interest in the property	N/A(2)

Other Red Lake Properties

Pipestone North Property, Ontario

4.20	Letter Agreement dated August 12, 2000, between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

4.21	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

Pipestone South Property, Ontario

4.22	Letter Agreement dated August 12, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

4.23	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

Pipestone East Property, Ontario

4.24	Letter Agreement dated August 12, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

4.25	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

McCuaig Property, Ontario

4.26	Letter Agreement dated December 15, 1997 between the Company and Golden Tag Resources Ltd.	N/A(1)

4.27	Amendment to Letter Agreement, dated September 19, 2000	N/A(1)

4.28	Joint Venture Agreement Between Golden Tag Resources Ltd. and the Company dated January 31, 2002	N/A(3)

Hammell Lake Property, Ontario

4.29	Letter Agreement dated June 27, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

Wolf Bay Property, Ontario

4.30	Letter Agreement dated June 26, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

4.31	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

West Red Lake Properties Agreement

4.32	Letter Agreement for West Red Lake Properties Between Redstar Resources Corporation and the Company dated March 7, 2002	N/A(3)

Newfoundland Properties

Golden Promise Property Agreement

4.33	Letter Agreement between William Mercer and the Company dated May 22, 2002, as accepted on July 26, 2002.	N/A(4)

StarTrack Property Agreement

4.34	Letter Agreement Between Robert Stares & Alexander Stares and the Company on the Stares Property dated November 9, 2001, as accepted on November 13, 2001	N/A(3)

Lewis “A” Property Agreement

4.35	Letter Agreement Between Black Bart Prospecting Inc. and the Company on the Lewis “A” Property dated December 24, 2001, as accepted February 7, 2002	N/A(3)

NST Gold Property Agreement

4.36	Letter Agreement Between Stephen Stares & James Crocker and the Company on the NST Property dated December 20, 2001, as accepted February 7, 2002	N/A(3)

Lewis“B”PropertyAgreement

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
N/A(2)

Palmer Property, Alaska

4.45	Mineral Lease Agreement dated December 19, 1997 among Alyu, Haines, Rubicon USA and the Company	N/A(1)

4.46	4.46 Amendment to the Mineral Lease Agreement of December 19, 1997, dated August 21, 2000	N/A(1)

Other Material Contracts

Employment Agreements

4.47	Employment Agreement with senior executive David W. Adamson dated January 1, 2002	N/A(3)

4.48	Employment Agreement with senior executive J. Garfield MacVeigh dated August 1, 1996	N/A(1)

4.49	Employment Agreement with senior executive Peter G. Wong dated December 1, 2003	N/A(6)

Vancouver Stock Exchange Listing Agreement

4.50	Listing Agreement dated May 15, 1997 between the Company, Montreal Trust Company of Canada, and Vancouver Stock Exchange	N/A(1)

        Indemnity Agreements

4.51	Indemnity Agreement dated April 1, 1997 between the Company and J. Garfield MacVeigh	N/A(1)

Director and Emploee Stock Options - November 22, 1999

4.52	Directors’ Stock Option Agreement dated November 22, 1999 between the Company and J. Garfield MacVeigh Directors’ Stock Option Agreement dated November 22, 1999 between the Company and Craig J. Nelsen	N/A(1) N/A(1)

4.53	Employee Stock Option Agreement dated November 22, 1999 between the Company and Liz Monger	N/A(1)

Director Stock Option Amendment - March 22, 2000

4.54	Amendment to Stock Option Agreement of Craig J. Nelsen, dated March 22, 2000	N/A(1)

Director and Emploee Stock Options - April 12, 2001

4.55	Employee Stock Option Agreement dated April 12, 2001 between the Company and Elizabeth Monger	N/A(3)

4.56	Employee Stock Option Agreement dated April 12, 2001 between the Company and Ian Russell	N/A(3)

4.57	Employee Stock Option Agreement dated April 12, 2001 between the Company and Elizabeth Mazerolle	N/A(3)

4.58	Director Stock Option Agreement dated April 12, 2001 between the Company and David Reid	N/A(3)

Director and Employee Stock Options - May 9, 2001

4.59	Employee Stock Option Agreement dated May 9, 2001 between the Company and Bill Cavalluzzo	N/A(3)

4.60	Director Stock Option Agreement dated May 9, 2001 between the Company and David Adamson	N/A(3)

4.61	Director Stock Option Agreement dated May 9, 2001 between the Company and Michael Gray	N/A(3)

4.62	Director Stock Option Agreement dated May 9, 2001 between the Company and J. Garfield MacVeigh	N/A(3)

Employee Stock Options - November 29, 2001

4.63	Employee Stock Option Agreement dated November 29, 2001 between the Company and Ian Russell	N/A(3)

4.64	Employee Stock Option Agreement dated November 29, 2001 between the Company and Darwin Green	N/A(3)

                 Employee Stock Options - December 20, 2001

4.65	Employee Stock Option Agreement dated December 20, 2001 between the Company and Bill Cavalluzzo	N/A(3)

Employee Stock Options - April 16, 2002

4.66	Employee Stock Option Agreement dated April 16, 2002 between the Company and Samantha Stevens	N/A(3)

Director and Significant Employee Stock Options - August 8, 2002

4.67	Director Stock Option Agreement* dated August 8, 2002 between the Company and David W. Adamson	N/A(4)

* Same Option Agreement (terms and number of options) was used for the other four directors of the Company - Michael J. Gray, J. Garfield MacVeigh, Douglas B. Forster and David R. Reid

4.68	Director Stock Option Agreement dated August 8, 2002 between the Company and William Cavalluzzo	N/A(4)

Consulting Services Contract

4.69	Financial and Advisor Services Agreement dated April 7, 2003 between Roman Friedrich and Company Ltd. and the Company	N/A(4)

                       Shareholder Rights Plan

4.70	Shareholder Rights Plan dated February 11, 2002 and approved by the Company’s Shareholders at is 2002 Annual General Meeting on June 6, 2002	N/A(4)

Stock Option Plan

4.71	Stock Option Plan dated May 6, 2003 and approved by the Company’s Shareholders at its 2003 Annual General Meeting on June 12, 2003	N/A(4)

English Royalty Acquisition

4.72	Agreement Letter between the Company and Perry English dated January 23, 2003	N/A(4)

4.73	Exhibit A to the Agreement Letter between the Company and Perry English dated	N/A(4)

Subsidiaries

8.1	List of Subsidiaries	N/A(6)

Additional Documents

10.1	Consent of DeVisser & Company, Chartered Accountants(1)	N/A

12.1	302 Certification of David W. Adamson	Filed Herewith

12.2	302 Certification of David W. Adamson as Acting CFO	Filed Herewith

13.1	906 Certification of David W. Adamson	Filed Herewith

13.2	Certification of David W. Adamson as Acting CFO	Filed Herewith

AuditCommitteeCharter

16.1	Audit Committee Charter	N/A(6)

(1)  Filed as an exhibit to the Company’s Registration Statement on Form 20-F filed December 13, 2000.

(2)  Filed as an exhibit to the Company’s Registration Statement on Form 20-F (Amendment No. 2) filed April 20, 2001.

(3)  Filed as an exhibit to the Company’s Annual Report on Form 20-F filed April 29, 2002.

(4)  Files as an exhibit to the Company’s Annual Report on Form 20-F filed April 30, 2003.

(5)  Filed as an exhibit to the Company’s Annual Report on Form 20-F filed April 30, 2004.

(6)  Filed as an exhbit to the Company’s Annual Report on Form 20-F filed April 6, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RUBICON MINERALS CORPORATION

(Registrant)

/s/ David W. Adamson
________________________________
David W. Adamson, President,
Chief Executive Offie and Director

Date: August 29, 2005

Exhibit 12.1

CERTIFICATION

I, David W. Adamson, the President, Chief Executive Officer and Director of Rubicon Minerals Corporation, certify that:

1.         I have reviewed this annual report on Form 20-F of Rubicon Minerals Corporation;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.         The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.         Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.         Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, the company's internal control over financial reporting; and

5.         The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a.         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b.         Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:	August 29, 2005

/s/David W. Adamson
David W. Adamson
President, Chief Executive Officer
and Director

Exhibit 12.2

CERTIFICATION

I, David W. Adamson, the acting Chief Financial Officer of Rubicon Minerals Corporation, certify that:

1.         I have reviewed this annual report on Form 20-F of Rubicon Minerals Corporation;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.         The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.         Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.         Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, the company's internal control over financial reporting; and

5.         The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a.         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b.         Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: August 29, 2005	By:	/s/ David W. Adamson
David W. Adamson
Acting Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, David W. Adamson, Chief Executive Officer of Rubicon Minerals Corporation (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
the annual report on Form 20-F of the Company for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 29, 2005	By:	/s/ David W. Adamson
David W. Adamson
Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, David W. Adamson, acting Chief Financial Officer of Rubicon Minerals Corporation (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
the annual report on Form 20-F of the Company for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 29, 2005	By:	/s/ David W. Adamson
David W. Adamson
Acting Chief Financial Officer