Form 20-F
period 2005-12-31
RUBICON MINERALS CORP
filed 2006-04-03
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number ___________0-13066________________________________________

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes      ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.   ☒ Yes  Item 17    ☐ No  Item 18

Glossary of Terms	5

Forward Looking Statements	10

Item 1 – Identity of Directors, Senior Management and Advisers	11

A. Directors and Senior Management	11
B. Advisers	11
C. Auditors	11

Item 2 – Offer Statistics and Expected Timetable	11

Item 3 – Key Information	11

A. Selected Financial Data	12
B. Capitalization and Indebtedness	13
C. Reasons for the Offer and Use of Proceeds	13
D. Risk Factors	14

Item 4 – Information on the Company	19

A. History and Development of the Company	19
B. Business Overview	20
C. Organizational Structure	37
D. Property, Plants and Equipment	37

Item 5 – Operating and Financial Review and Prospects	39

A. Operating Results	39
B. Liquidity and Capital Resources	41
C. Research and Development, Patents and Licenses, etc	41
D. Trend Information	41
E. Off Balance Sheet Arrangements	42

Item 6. – Directors, Senior Management and Employees	42

A. Directors and Senior Management	42
B. Compensation	44
C. Board Practices	47
D. Employees	48
E. Share Ownership	49

Item 7 – Major Shareholders and Related Party Transactions	50

A. Major Shareholders	50
B. Related Party Transactions	51
C. Interests of Experts and Counsel	51

Item 8 – Financial Information48

A. Consolidated Statements and Other Financial Information	51
B. Significant Changes	51

Item 9 – The Offer and Listing	52

A. Offer and Listing Details	52
B. Markets	52

Item 10 – Additional Information	52

C. Share Capita	52
D. Memorandum and Articles of Association	52
E. Material Contracts	53
F. Exchange Controls	53
G. Taxation	54
H. Dividends and Paying Agents	61
I. Statement by Experts	62
J. Documents on Display	62
K. Subsidiary Information	62

Item 11 – Quantitative and Qualitative Disclosures About Market Risk	62

Item 12 – Description of Securities Other than Equity Securities	62

Item 13 – Defaults, Dividend Arrearages and Delinquencies	63

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds	63

Item 15 – Controls and Procedures	63

Item 16	63
L. Audit Committee Financial Expert	63
M. Code of Ethics	63
N. Principal Accounting Fees and Services	64
O. Exemption from the Listing Standards for Audit Committees	64
P. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	65

Item 17 – Financial Statements	65

Item 18 – Financial Statements	92

Item 19 – Exhibits	92

CERTIFICATIONS	105

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
The terms “Mineral Resource”, Measured mineral resource”, “Indicated mineral resource” and “Inferred mineral resource” are not defined terms under standards of the U.S. Securities and Exchange Commission (“SEC”) in the United States and are generally not permitted in filings with the SEC by U.S. companies. As such, information contained in this report concerning such descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “Mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

“trench” - an excavated and/or blasted depression of rock forming a trench;

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

“VMS” - volcanogenic massive sulphide; and

“Zn” - zinc.

Note to U.S. Readers: All reserve and resource estimates contained in this annual report are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and CIM Standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States. As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2005, 2004, 2003 were derived from the consolidated financial statements of the Company which have been audited by De Visser Gray Chartered Accountants, as indicated in their report which is included elsewhere in this document (see “Item 17 - Financial Statements”).

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

Summary of Financial Data (in Canadian dollars)

	2005 (audited) Cdn$	2004 (audited) Cdn$	2003 (audited) Cdn$	2002 (audited) Cdn$	2001 (audited) Cdn$
Interest and Misc. income	$82,232	$150,018	$153,910	$74,162	$23,813
Gain on sale of investments	$76,765	$694,769	$19,703	-	-
General and Administrative Expenses	$4,846,619(1)	$5,110,877(2)	$2,438,9953)	$1,176,274(4)	$2,794,403(5)
Net Loss	$(3,644,284)	$(4,082,836)	$(2,312,294)	$(1,102,112)	$(2,770,590)
Working Capital	$3,241,125	$6,372,384	$11,545,577	$795,947	$1,002,023
Mineral Property Costs	$22,961,644	$19,815,494	$17,276,818	$12,258,113	$5,532,393
Net Assets	$32,392,929	$28,947,925	$28,550,737	$13,133,133	$6,582,050
Total Assets	$33,320,369	$30,319,662	$29,963,297	$13,687,005	$6,716,375
Long Term Liabilities (non controlling interest)	$407,479	$474,340	$682,594	Nil	Nil
Share Capital	$45,610,692	$39,184,721	$35,911,629	$18,737,677	$11,281,967
Contributed Surplus	$2,623,780	$1,960,463	$753,531	$197,485	Nil
Deficit	$(15,841,543)	$(12,197,259)	$(8,114,423)	$(5,802,029)	$(4,699,917)
Number of Common Shares Outstanding	66,179,524	55,006,031	52,184,631	34,032,251	23,398,867
Dividends Declared per Share	Nil	Nil	Nil	Nil	Nil
Loss per Share	$(0.06)	$(0.07)	$(0.05)	$(0.04)	$(0.14)

Notes:
(1) $1,715,674 attributed to partial and full property write-offs
(2) $1,928,106 attributed to partial and full property write-offs
(3) $231,388 attributed to partial and full property write-offs
(4) $171,358 attributed to partial and full property write-offs
(5) $2,401,336 attributed to partial and full property write-offs

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

	2005 (audited) Cdn$	2004 (audited) Cdn$	2003 (audited) Cdn$	2002 (audited) Cdn$	2001 (audited) Cdn$
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Loss from Operations	($7,694,377)	($6,253,847)	($6,851,099)	($7,827,832)	($1,333,672)
Total Assets	$10,358,725	$10,301,681	$12,722,657	$1,428,579	$1,184,482
Net Assets	$9,431,285	$8,929,944	$11,310,097	$874,707	$1,050,157
Net Loss per Share	($0.11)	($0.12)	($0.16)	($0.25)	($0.07)
Number of Common Shares Outstanding	66,179,524	55,006,031	52,184,631	34,032,251	23,398,867

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

Average Exchange Rates (Canadian $ to U.S.$)

	2005	2004	2003	2002	2001
Average for Period	0.8254	0.7696	0.7136	0.6369	0.6458

High and Low Exchange Rates (Canadian $ to U.S.$) for Preceding 6 Month Period

	2006		2005
	February	January	December	November	October	September
High for Period	0.8771	0.8711	0.8690	0.8579	0.8579	0.8615
Low for Period	0.8638	0.8528	0.8521	0.8361	0.8413	0.8418

The information set forth in this Form is as at March 27, 2006 unless an earlier or later date is indicated. On March 27, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of US dollars into Canadian dollars was $ (US.$1.00 = Cdn$0.8557).

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

See also “Governmental Regulation” below.

Additional Financing and Agreements with Other Parties

The Company has to-date been able to raise sufficient equity financing to undertake and carry out a certain amount of exploration on its principal and other properties. The Company also relies on corporate partners to fund a number of its properties in Ontario and Newfoundland. Additional future exploration of the Company's properties depends on the Company's ability to obtain additional required equity or partner financing.

As of December 31, 2005, the Company had cash and cash equivalents of approximately $2.8 million. Working capital at December 31, 2005 was $3.2 million. In 2006, up to March 27, 2006, the Company had raised an additional $289 thousand from exercise of options and warrants. The Company will continue to incur exploration and assessment costs and intends to fund its operations from working capital. The Company anticipates that it will incur approximately $7.0 million in exploration and assessment costs and administrative and other expenditures during the year ending December 31, 2006. The Company’s ability to continue its future exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.

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

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in the Company’s name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title. As at the date of this annual report, approximately 36% of claims have yet to be recorded in the Company’s name.

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

International Risks

Mineral rights and interests of the Company’s long-term investment, Africo Resources Ltd. (“Africo”), in the Democratic Republic of Congo (“DRC”) are subject to government approvals, licences and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company’s subsidiary will be successful in maintaining any or all of the various approvals, licences and permits in full force and effect without modification or revocation.

Africo operates in a country that is subject to various political, economic and other uncertainties, including among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licences, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, Africo may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such development s or changes may have a material adverse effect on the Company’s operations.

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

Management

The Company is dependent upon a number of key directors, officers and employees: J. Garfield MacVeigh, Chairman of the Board; David W. Adamson, President and CEO; Robert G. Lewis, CFO, and, William J. Cavalluzzo, Vice-President - Investor Relations. The loss of any one or more of the named directors, officers and employees could have an adverse effect on the Company. The Company has entered into management contracts with Mssrs. MacVeigh, Adamson, Lewis and Cavalluzzo. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions”. The Company does not maintain key person insurance on any of its management.

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

Foreign Incorporation

The Company is incorporated under the laws of the Province of British Columbia, Canada, and all of the Company’s seven directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

Limited Operating History: Losses

The Company has limited experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in all years of its operations, including losses of $3,644,284, $4,082,836 and $2,312,394 in the years ended December 31, 2005, 2004 and 2003, respectively. The Company has no mineral properties in development or production and has no revenues from operations. The Company does not anticipate it will earn any revenue in 2006 and anticipates it will incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at December 31, 2005, the Company’s deficit was $15,841,543.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Company’s Shares fluctuated from a high of $1.66 CAD to a low of $0.64 CAD per share within the twelve month period preceding the date of this Form. There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at December 31, 2005 and March 27, 2006, there were respectively 4,815,000 (weighted average exercise price of $1.10 per share) and 4,475,000 stock options (average exercise price of $1.10 per share) and 4,815,000 (average exercise price of $1.10 per share)and 4,948,896 warrants (average exercise price of $0.88 per share) outstanding pursuant to which shares may be issued in the future, which will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors. See “Item 17 - Financial Statements Note 8 and 13.

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

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated on March 6, 1996, under the BC Company Act, under the name 515006 B.C. Ltd. Its Memorandum was amended on April 2, 1996 to change its name to Rubicon Minerals Corporation. The head and principal office of the Company is at 1540 -800 West Pender Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone: (604) 623-3333. The Company’s registered office and address for service is located at Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7. On March 29, 2004, the BC Company act was repealed and replaced by the BC Business Corporations Act. The Company transitioned to the new Act on June 21, 2005. Under the new act, an unlimited number of shares may be authorized and the Company adopted this change on June 23, 2005.

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

The Company is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit. The Company will explore on its own mineral properties and/or option them to third parties to finance the exploration costs while retaining partial ownership and/or in exchange for a royalty interest. Since inception to December 31, 2005, the Company has raised approximately $44 million from equity financings, exercises of warrants and stock options. The Company had incurred approximately $31 million (including value of shares issued) in acquisition and exploration cost and $7 million in investments in shares of other exploration and development companies.

During 2003, the Company vended its Palmer mineral property, located near Haines, Alaska to Toquima Minerals Corporation (“Toquima”) in exchange for shares of Toquima. The Company also invested $300,000 in Toquima in exchange for additional shares of Toquima. As at December 31, 2005, the Company owned 60.4% of Toquima which, in addition to the Palmer, Alaska property, holds gold exploration properties in the State of Nevada.

During 2004, the Company acquired a net 35.6% ownership of Africo Resources Ltd. (“Africo”). Africo holds an option to acquire a 75% interest in a copper-cobalt resource in the Democratic Republic of Congo. During 2005, the Company invested an additional $4.2 million in shares of Africo, leaving an interest of 37.4% at December 31, 2006 (38.8% at March 27, 2006 after additional share purchases).

RE-ORGANIZATIOIN

On November 21, 2005, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring, the Company will continue to hold the Ontario properties and USA properties (subject to the Carlin Gold - Toquima agreement - see below under Toquima). One of the newly created companies will hold all of the Company’s Newfoundland properties. The other newly created company will hold all of the Company’s investment in Africo Resources Ltd. Management expects that the Africo shares will only be held temporarily in this company and will further be distributed to the shareholders of Rubicon as described in the following paragraph. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

In March of 2006 the board of directors of Africo informed Rubicon that Africo intends to expeditiously carry out a public offering of its securities. In conjunction with this, Africo will undertake, on a best efforts basis, to raise sufficient funds to allow it to commence development of the Kalukundi deposit, pursuant to and contingent upon, completion of a bankable feasibility study. As part of the public offering process, Africo has agreed to assist Rubicon in the distribution of its Africo shareholdings to Rubicon’s shareholders. Upon completion of these transactions, Rubicon’s shareholders will hold their interest in Africo directly, which Rubicon’s management feels will maximize the investment’s value.

B. Business Overview

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has a 60.4% investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 38.8% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or contain a known resource or reserve.

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

Please see Item 17, consolidated statements of mineral costs for a summary of expenditures, recoveries and write-offs by projects.

PROPERTY INTERESTS

The following is a summary of the Company’s principal property interests, segregated by geographical location. The Company does not have any assets or mineral properties that are currently in production or contain a reserve.

CANADA
ONTARIO
RED LAKE MINING DIVISION

The majority of the Company’s Ontario mineral properties are located in the Red Lake gold camp which is situated in the Red Lake greenstone belt, an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Province of the Canadian Shield. The belt is recognized for its high-grade, highly profitable gold mines, which include the world class Campbell (Placer Dome) and Red Lake (Goldcorp) mines. The High Grade Zone at the Red Lake Mine contains 4.6 million ounces of gold with an average grade of 2.35 ounces of gold per ton (80.56 g/t) (source Goldcorp website). Combined, the Campbell-Red Lake ore bodies contain 22 million ounces at an average grade of 0.66 oz/ton (22.62 g/t) Au (past production and reserves). Accordingly, there is demonstrable economic rationale for exploring within the Red Lake camp for similar deposits.

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

2005 Highlights
The Company spent $2.5 million on its 100% owned McFinley property during the fiscal year ended December 31, 2005. A 43-101 technical report was completed on the property in December 2005 and is available the SEDAR website at www.sedar.com

During the first quarter of 2005, the Company completed a 7,491 metre diamond drilling program on the McFinley property. Drilling doubled the extent of the Phoenix Zone. Mineralization within the main lens (PZ-1) now extends for 500 metres in strike length and to a depth of more than 200 metres below surface. Significant intercepts include:

•	17.24 g/t gold over 2.15 metres (PZ-59)
•	34.17 g/t gold over 1.20 metres (included in PZ-58)
•	8.89 g/t gold over 2.40 metres (PZ-77)
•	12.55 g/t gold over 1.15 metres (PZ-80)

Several new zones/lenses are identified in both the hanging wall and footwall to the main lens of mineralization. Highlight drill intersections include:

•	53.27 g/t gold over 1.60 metres (PZ-81)
•	20.18 g/t gold over 1.30 metres (PZ-76)
•	11.04 g/t gold over 2.00 metres (PZ-75)

During the 2005 winter exploration program, a previously unknown, gold bearing, carbonate, ankerite replacement zone (CARZ) was discovered. This new zone of mineralization is located 75 metres structurally above the main Phoenix Zone. Significant intersections include:

•	5.16 g/t gold over 8.95 metres (incl. 29.50 g/t over 0.45 metres) (PZ-82)
•	6.00 g/t gold over 7.70 metres (PZ-83)
•	5.22 g/t gold over 6.50 metres (PZ-84)
•	1.93 g/t gold over 14.0 metres (PZ-92)

Please see the Company’s press releases dated May 4, 2005 and the Company’s website for additional details.

The Company plans to continue exploration on the project in the summer of 2006. Exploration will focus on expanding the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp’s high-grade zone.

McFinley Property 43-101F1 Technical Summary
The following is an excerpt from the Technical Report on Form 43-101F1, “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario, for the Period January 2005 to December 2005, prepared by Marc Prefontaine, P.Geo. The author has the experience, background and personal knowledge to act as Qualified Person under NI43-101.

The McFinley property is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometres north of the operating Campbell and Red Lake Mines. It is accessible by an 8 km all weather, gravel road from the town of Cochenour.

The Company has earned a 100% interest in the McFinley Property through two separate option agreements made during 2002. The water covered areas of the property, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from Dominion Goldfields Corporation (DGC) and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are referred to as the McFinley Property (the 'Property') and cover approximately 505.43 Ha. The properties are contiguous, surveyed and in good standing. The Company has recently secured some surface rights for the property through a public auction by the Municipality of Red Lake.

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

Surface exploration on the McFinley Property commenced in the 1920's and continued intermittently up to 1980. Initial underground exploration was conducted in 1956 on the McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited. The 1982-1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels. Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed. A bulk sampling operation was in progress on closure of the operation in early 1989. Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site. The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

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

Significant gold mineralization on the McFinley Property is found in many diverse geological settings, including:

•	Sulphidized and quartz-veined, Banded Iron Formation;
•	Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);
•
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

•	Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy;
•	Silicified and biotite altered ± sulphide mineralized zones in basalt;
•	Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);
•	D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and
•	Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone).

The Company is undertaking an aggressive and ongoing exploration program on the McFinley property. Exploration during the period 2002-2005 has included approximately 75,000 square feet of trenching and stripping, geological mapping, re-logging of selected historic holes, 35,543 metres of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and much re-evaluation of previous information. The property has been re-evaluated with modern knowledge of ore controls at the producing mines in Red Lake, and the majority of diamond drilling by the Company has targeted areas outside the confines of the historic mine site in environments perceived to have high exploration potential and limited historic work.

A total of 164 diamond drill holes have been completed on the property by the Company during the six phases of diamond drilling:

Phase 1: 1,909 metres (6,264 feet) in 14 holes in the immediate area of the Peninsula (November to December 2002);
Phase 2: 9,704 metres (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (January to March 2003);
Phase 3: 3,058 metres (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to September 2003);
Phase 4: 7,343 metres (24,089 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of McFinley Island (February to March 2004)
Phase 5: 6,038 metres (19,810 feet) in 34 holes for follow-up drilling on the Phoenix Zone from McFinley Island (July to August 2004) and;
Phase 6: 7,491 metres (24,580 feet) in 41 holes following up on the Phoenix Zone on McFinley Island. (January to April 2005)

Exploration by the Company has steadily advanced the property, culminating with the early stage discovery in 2004 of a significant new zone of classic Red Lake style high-grade gold mineralization - the Phoenix Zone.

The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres and a depth extent of 200 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 300 metres and over a depth extent of 150 metres and plunges gently to the southwest. The zone is situated at the north end of McFinley Island 2 km north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a roll in the ultramafic contact. To date, a total of 97 holes (17,005 m), have been drilled in the Phoenix Zone area, with an initial 22 holes drilled in February/March 2004, followed-up with 34 holes drilled in July/August/September 2004 and a further 41 holes drilled in January/April 2005.

The setting and style of the Phoenix Zone bears a marked resemblance to the high-grade zones present at the nearby Campbell and Red Lake Mines. Further work is needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

During the 2005 winter exploration program, a previously unknown, gold bearing, carbonate, ankerite replacement zone (CARZ) was discovered. This new zone of mineralization is located 75 metres structurally above the main Phoenix Zone. It is a complex, 20 to 30 metre thick zone of carbonate, ankerite replacement, containing numerous colloform banded ‘snowbank’ veins up to 5 metres thick. These veins are variably silicified and mineralized over thicknesses up to 14 metres, with fine grained, needle arsenopyrite. The structural control on the CARZ is not clear, however a flat lying (30º- 40 º), west-dipping fault, located at the base of the zone may play a significant role. Alteration and mineralization associated with the newly discovered zone, located 75 metres structurally above the main Phoenix lens, now extends over a 120 metre strike length, 60 metres down dip and remains open. Chemically reactive massive colloform-crustiform ankerite veins are an important host of ore in Goldcorp’s High-Grade Zone, and the identification of this style of mineralization in the Phoenix Zone area further confirms the similarities between the two gold systems.

A budget of CAN$1.5 Million is recommended for the next exploration program. It is recommended that CAN$75,000 is allocated for the Phase 1 trenching program; a total of 2800 metres of drilling, totaling CAN$425,000 is recommended for the Phase 2 CARZ drilling; and 6700 metres of drilling, totaling CAN$1,000,000 is recommended for the Phoenix Zone, CARZ and Regional targets during the Phase 3 winter program. Drilling costs are based on an all-in cost of CAN$150 per metre. This estimate is based on previous drilling costs in the area.

Goldcorp Option Agreement
The Company has optioned up to a 70% interest in the 79 unpatented claims (543 units) known as the Sidace Lake, Red Lake North and Adams Lake Properties to Goldcorp Inc. (“Goldcorp”) whereby Goldcorp must spend $5,000,000 in exploration expenditures over 4 years, including a committed $750,000 first year expenditure (completed) to earn an initial 60% interest. Goldcorp must complete a feasibility study to earn an additional 10% interest. Goldcorp was also required to purchase 1,000,000 shares of the Company at $1.60 by way of private placement (completed in 2003).

The Sidace Lake and Red Lake North Properties are comprised of 45 unpatented minig claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas. The Planet claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

The Adams Lake Property optioned to Goldcorp Inc. is comprised of 34 unpatented claims (224 units) in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement). The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

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

During 2005 a total of 1959 metres was drilled on the Adams Lake property and no significant results were returned. Goldcorp failed to meet expenditure commitment in 2005 and their option at Adams Lake and Red Lake North was terminated. The Company retains a 100% interest and considers both projects to be strategically located in the camp. The company will review plans for both properties and will consider new partnerships to advance them

McCuaig JV Property
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

The Company earned a 60% interest in 3 unpatented mining claims (10 units) in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000 by May 31, 2003 The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retains a right to first refusal on the remaining NSR royalty.

During 2004, the Company carried out a drill program on its McCuaig JV project with partner Golden Tag Resources Ltd. (60% Rubicon and 40% Golden Tag). No significant results were reported. Only minor remediation work consisting of trench infilling was conducted in 2005. Further to that a perimeter survey was performed with the intent to take the property to Mining Lease.

DMC Properties
The Company has optioned up to 65% interest in its 130 claims (263 units) known as the DMC property to Agnico-Eagle Mines Ltd (“Agnico”). The Letter Agreement was signed September 23, 2005 whereby Agnico must spend $2,250,000 in exploration expenditures and make $110,000 in cash payments over 3 years to earn an initial 51% interest. The first year includes a firm committed $500,000 (completed 2006) expenditure and $25,000 cash payment. Thereafter it may elect within one year of vesting, to increase its interest by earning one additional percent for each one million dollars expended, up to a maximum of $14 million (65% interest in the property). Underlying property obligations on 136 of the 263 claim units (Meunier claims) include an advance royalty of $25K, paid annually to D.Meunier, an NSR royalty of 1% on 44 units and a 2% NSR with a 1% buy-down for $1M on the remaining 92 claim units and a 0.5% NSR with a buyout for $500K on 38 claim units. An additional sliding scale NSR royalty, of 1.75% at a gold price less than $450 per ounce and 2% at a gold price equal to or greater than $450 per ounce, is held by AngloGold (Canada) Exploration Company on the entire property.

Meunier Property
The Company has a 100% interest in 118 unpatented mining claims (222 units), which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000. The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and 1% NSR royalty on 27 claims. Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property
The Company acquired a 100% interest in 16 unpatented mining claims (90 units) in Dome and McDonough townships. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Red Lake East Property
The Company acquired a 100% interest in 95 unpatented claims (454 units) in the McDonough, Balmer and Bateman townships. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Slate Bay Property
The Company acquired a 100% interest in 28 unpatented mining claims (146 units) located in Todd township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Subsequent to December 31, 2004, the Company optioned its Slate Bay project in Red Lake whereby King’s Bay Gold can earn a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. A total of Kings Bay Gold made an initial payment of $10,000 and 25,000 of its common shares to the Company.

A 1498m drill program was conducted by King’s Bay Gold during the summer of 2005 to meet the required $250,000 first year commitment. Subsequent to the year end, Kings Bay terminated the option.

Humlin Property
The Company acquired a 100% interest in 19 unpatented mining claims (216 units) located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

East Bay Property
The Company has two option agreements to acquire a 100% interest in 25 unpatented mining claims (44 units). During 2004 Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres. Wolfden subsequently elected not to continue with its option on this project. The Company believes that the property has the potential to host the down dip extension of the adjacent East Bay zones that are actively being explored by Placer/Wolfden and future follow up drilling in the area is warranted especially considering the close proximity to the adjacent Placer-Wolfden GAZ gold zone on which an inferred resource of 326,407 ounces of gold was announced by Wolfden in February 2005.

Herbert Option
The Company acquired a 40% interest in 23 unpatented mining claims (42 units) located in the Bateman and Blackbear townships. The Company has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($51,000 paid) and issuing 60,000 common shares (60,000 issued). The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million.

Seargeant Property
The Company has an option to acquire a 100% interest in 2 unpatented mining claim units located in the Blackbear township by making cash payments of $55,000 ($35,000 paid) by October 20, 2006. The property is subject to a 2% NSR of which the Company may purchase 1% of the NSR royalty for $750,000.

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

Redstar can earn an initial 51% interest in the properties by making cash payments to the Company totaling $135,000, issuing 500,000 post-consolidation shares (250,000 received) to The Company and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year (completed). During the comparative year, the Company amended the agreement in which Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding and bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors and the issuance of 150,000 common shares to the Company (paid). Subsequent to December 31, 2004, the Company renegotiated this option agreement with Redstar whereby under the new agreement, Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares (completed). Redstar is then required to make additional cash payments of $175,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in the properties covered under the Redstar option agreement.

Redstar is currently operating the exploration programs on the properties. Ongoing exploration is currently taking place

Pipestone North Property
The Company acquired a 100% interest in the six unpatented mining claims.

Wolf Bay Property
The Company acquired 18 unpatented mining claims. 17 claims are optioned to Redstar and one claim was traded to a third party in return for the Company receiving an NSR of 1.75%

Pipestone South Property
The Company acquired a 100% interest in 15 unpatented mining claims.

English Royalty Division (“ERD”)
During 2003, the Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English, in exchange for $500,000 and 250,000 of the Company’s shares. A yearly bonus is currently paid to Mr. English amounting to 20% of cash option receipts and 15% of the value of share option receipts. The Company continues to engage Mr. English to acquire additional mineral properties of merit for optioning to third parties. In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties previously optioned to the Company which it now owns through the ERD. As a result, the Company has saved $231,000 in option payments to the end of 2005.

As at December 31, 2004, the Company had spent a total of $1.4 million on acquisition and maintenance costs and recovered $1.0 million from option receipts, leaving a net carrying cost of $0.41 million (excluding saved option payments).

During 2005, the company spent $162,000 on acquisition and maintenance costs and recovered $141,000. As at December 31, 2005, the English Royalty Division properties had a carrying cost of $0.44 million (excluding saved option payments which the Company would otherwise have to have made).

Due to the acquisition of several new properties in late 2005, the expected payback of ERD costs in 2005 is now anticipated to occur during 2006. Since year-end, 9 new property agreements have been entered into which offset these costs.

Manitou Property
The Company has the option to earn 100% interest in 28 unpatented mining claims (301 units) from the Bjorkmans located in the Lower Manitou Lake and Harper Lake Townships in the Kenora Mining Division of Ontario known as the Manitou Property. Under terms of the Due Dilligence Letter Agreement signed April 6, 2005 and executed on June 30, 2005, the company is required to make a total of $210,000 cash payments ($15,000 paid in 2005) and issue $70,000 share payments (10,000 issued in 2005) over 3 years to earn 100% interest. Commencing on the fifth anniversary of the agreement (June 30, 2010) the owners are entitled to an annual Advance Royalty of $15,000 and the property is subject to a 2% NSR with a 50% buydown for $1,000,000.

The Manitou West Limb Gold property is approximately 80km south of Dryden, ON. The property can be accessed year round by well maintained logging roads and ATV trails. The property is located on the western limb of a major, belt-scale, northeast plunging antiform, on the western margin of the Manitou Greenstone Belt. The Manitou greenstone belt is dominated by metavolcanic and metasedimentary rocks of Archean age. The property is underlain by rocks of the Blanchard Lake Basalt group. The metamorphic grade is upper greenschist to amphibolite. A large intrusive, the Atikwa Batholith, occurs approximately 2km to the northwest of the property. The Carlton Lake Stock and the Scattergood stock occur to the southeast of the property. Outcrop exposure on the property is very good, with upwards of 50-60% exposure. The property was optioned based on 2004 channel sampling performed on the Dryden-Red Lake showing that returned assays of 54 g/t Au over 30cm, 16 g/t Au over 50cm and 17 g/t over 22cm. Gold mineralization is observed in shear zone hosted quartz veins and the surrounding wall rock within the shear zones. Associated sulphides include chalcopyrite, pyrite, sphalerite and galena.

During the summer and late fall of 2005, $104,000 of work conducted on the property included initial prospecting, geological mapping, soil sampling and local trenching. Further work is recommended at the Dryden/Red Lake showings in 2007.

NEWFOUNDLAND

The Company’s exploration properties in Newfoundland are defined into five gold trends and as base metal properties.

Golden Promise Gold Trend

The Golden Promise Trend properties are located in the Grand Falls-Windsor through Millertown area of central Newfoundland. The majority of the properties are located along the ~125 km long Victoria Lake Group; a belt of volcanic, volcaniclastic and overlying sedimentary rocks within the Exploits Subzone. Exploration on these properties is focused on the turbidite-hosted auriferous quartz veins (Golden Promise and South Golden Promise Properties) that show similar elements to the world class Bendigo-Ballarat goldfield deposits currently being mined in Victoria, Australia. Properties further to the southwest are hosted within volcanic dominated stratigraphy of the Tulks and Tally Pond Volcanic belts and these properties (Barren Lake, Victoria Lake) are the focus of exploration for precious-metal rich base metal mineralization.

Golden Promise Property
The Golden Promise property is located immediately west of the town of Grand Falls-Windsor and encompasses the town of Badger. Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways, which transect the property. The property consists of eleven map-staked licenses (1479 claims, 36975 ha). The aggregate land position consists of optioned properties and 100% Company owned property. Two option agreements with local prospectors are subject to the following terms:

1)
The Company can acquire a 100% interest in the Golden Promise property (192 claims, 4800 ha) by making cash payments totaling $230,000 [$155,000 paid] plus 100,000 common shares [100,000 paid] over 4 years. The agreement is subject to 2% NSR of which the Company can purchase 1% for $1 million at any time. Annual advance royalty payments of $20,000 are due to the vendor beginning in June 2007.

2)
The Company can acquire 100% interest in the Otter Brook property (6 claims, 150 hectares) by making cash payments totaling $35,000 (10,000 paid) over 3 years. A 2% NSR is payable to the vendors of which 1% can be purchased by the Company for $1 million.

On August 29, 2003 the Company optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer Dome (CLA) Limited (“Placer”) whereby Placer must spend $5,000,000 in exploration expenditures over three years (first 2 years completed as at Dec 31, 2004) and make all payments (all payments made) relating to the Mercer Agreement to earn an initial 55% interest. Placer must complete a feasibility study to earn an additional 15% interest.

In March 2005 Placer notified the Company that it has elected to withdraw from the exploration agreement covering the Golden Promise gold project. The Golden Promise gold project has greatly benefited from Placer’s involvement on the project by spending approximately $1.8 million on exploration. The property reverts 100% back to the Company.

The property is located within the Exploits subzone near the western edge of the Dunnage Zone, just south of the Red Indian Line and is underlain by Badger Group sediments that conformably overlie Caradocian black shales, which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake supergroup. The Victoria Lake, Caradoc and Badger stratigraphy has been deformed about tight to isoclinal, upright, northeast plunging F1 folds which are cut by the 411±6 Ma Hodges Hill granite stock in the north. Quartz veins and major fault zones throughout the area trend northeast (070o), easterly (120o) and are related to deformation during formation of F1 folds. Carbonatized, buff coloured mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn and Jaclyn North Zones.

Few mineral exploration companies targeted the Badger area prior to the Company’s initial work in 2002. Interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property. High-grade gold bearing quartz vein float was initially discovered during the spring of 2002 by local prospector Mr. William Mercer leading to the discovery of the Jaclyn Zone.

Between August 2002 and December 2004, the Company and its partner Placer Dome Inc (“Placer”) completed the following exploration work on the Golden Promise Property: 8,250 line km of high-resolution airborne geophysical surveys (magnetics, resistivity). Regional prospecting, geological mapping, soil sampling and 46 diamond drill holes for 5736 metres. Highlights of the 2002-2003 diamond drill programs at the Jaclyn Zone include:

Hole GP02-01:  16.57 g/t Au over 1.64 m (estimated true thickness);
Hole GP02-14:  23.14 g/t Au over 0.67 m (estimated true thickness);
Hole GP02-21:  68.95 g/t Au over 0.21 m (estimated true thickness);
Hole GP03-24:  11.16 g/t Au over 1.6 m (estimated true thickness);
Hole GP03-25:  18.18 g/t Au over 0.6 m (estimated true thickness);
Hole GP03-31:  44.59 g/t Au over 0.3 m (estimated true thickness); and
Hole GP03-32:  12.13 g/t Au over 0.35 m (estimated true thickness)

Results from diamond drilling indicate the Jaclyn vein system is developed over a minimum 375 metre strike length to vertical depth of 192 metres. Of the thirty drill holes that tested the Jaclyn Main Zone, twenty drill holes intersected visible gold-bearing quartz veins.

The greatest potential for gold mineralization, as observed from exploration completed to date, occurs within and immediately beneath the Caradocian Shale within F1 anticlinal fold closures, where rheological contrast is maximized. High-grade quartz veins, particularly at Jaclyn, Jaclyn North and Jaclyn South are sited within mechanically and electromagnetically resistive Victoria Lake Group greywacke and mudstone and ongoing reconnaissance exploration continues to discover anomalous gold within these domains. The target model is Palaeozoic turbidite-hosted gold environment analogous to the gold deposits of the Lachlan fold belt in Victoria, Australia. The regional potential of the area has been recently underscored by the discovery of the Snow White, Linda and Broken Hose quartz vein zones at South Golden Promise property by the Companies partner, Crosshair Exploration and Mining Ltd.

2005 Highlights - Golden Promise

The Company spent $300,000 on exploration on the Golden Promise during the fiscal year ended December 31, 2005, of which $147,000 was funded by Partners

In 2005, Placer completed a geochemical program (1,650 samples) that defined several new targets throughout the property that require follow-up trenching.

In the 3rd and 4th quarters of 2005, the Company completed seven trenches on the Rushy Pond Grid in the eastern part of the property. One trench exposed minor quartz veining and sulphides while the others exposed no significant mineralization or alteration. No significant gold values were obtained and no further work is planned for this area. Soil sampling and prospecting on License 11057M produced some moderate gold anomalies.

The Company completed a 43-101 technical report on the Golden Promise Property in December, 2005. The Company is seeking for new partners to help it advance the property.

Crosshair Victoria Lake Option
On February 14, 2003, the Company signed an option agreement with International Lima Resources Corporation, now Crosshair Exploration and Mining Corporation ("Crosshair") whereby Crosshair can earn a 60% interest in the Victoria Lake Option. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares to the Company (100,000 per year). The agreement covers and incorporates the underlying 100% Company owned South Golden Promise Property, Victoria Lake Property and Barren Lake Property.

The Company’s 100% owned South Golden Promise Property is located approximately 40 km southwest of the town of Badger, Newfoundland. The property consists of 8 map-staked licences (1072 claims, 26,800 ha). Since optioning the property in 2003, Crosshair has completed high-resolution helicopter borne magnetic and EM surveys and soil geochemical sampling (4077 samples), leading to the discovery of the Snow White gold prospect. In 2005, a trenching program at the Snow White prospect was successful in exposing a composite quartz vein system over a strike length of 170 m, locally up to 5 metres wide. Highlights from the trenching include a 29.7 g/t Au over 0.5 metres channel sample. Crosshair is planning a diamond drill program to test the Snow White occurrence in 2006.

The Company’s 100% owned Barren Lake property is located approximately 55 km southwest of the town of Badger and 35 km south of the historic mining town of Buchans. The Company has acquired a 100% interest in 2 licences (125 claims, 3125 ha) by completing option payments. The property is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1%. The property is currently optioned to Crosshair under the Victoria Lake Option (see Southern Golden Promise property).

The Company’s 100% owned Victoria Lake Property is located approximately 120 km southwest of the town of Badger and 65km southwest of the historic mining town of Buchans. The property consists of 1 mineral licence (166 claims, 4150 ha) and is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1%. The 2005 summer program, completed by Crosshair consisted of refurbishing approximately 55 line kilometres of old grid and creating 7 line kilometers of new grid. A gravity survey was conducted on the property to further define targets.

Glenwood-Botwood Gold Trend

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

Most of the exploration being conducted by the Company is focused on structurally controlled, turbidite hosted gold-bearing quartz veins with the best gold deposit analogy being the Bendigo-Ballerat goldfield deposits in the Victoria, Australia. The new drill discovery west of Gander on the JBP Linear property (H-Pond Project) and the nearby Golden Bullet properties highlight the potential for this deposit type that has only recently been recognized in Newfoundland.

JBP Linear Property (H-Pond Project)
The JBP Linear property is located 15 kilometres west of Gander, Newfoundland and approximately 8 kilometres east of the villages of Appleton and Glenwood. Access to the property is excellent with the Trans-Canada Highway crossing the southern portion of the property. Recently constructed logging roads from the highway lead to various points on the property.

In 2001, the Company began acquiring the JBP Linear property by optioning mineral licenses from local prospectors and map-staking selected ground. The property currently consists of five map-staked mineral licences (363 claims, 9,075 hectares) which are in part subject to property option agreements with three local prospectors groups. On completion of one remaining option payment due in August, 2006 on the Lush property agreement ($15,000), the Company will have acquired a 100% interest in the mineral licenses. The optioned properties are subject to up to 3% NSR’s and advanced royalty payments beginning in December 23, 2006.

The property area is underlain by sedimentary rocks of the Davidsville Group, and consists of a monotonous sequence of north-northeast trending grey to black slate and siltstone with minor red slate and sandstone units. The sedimentary rocks metamorphosed to lower greenschist facies and are variably folded and faulted. The finer grained thinner bedded sediments usually display a strong, penetrative cleavage. Quartz veins observed in-situ cross-cut the S1 foliation and are folded by the F1 fold system. Significant gold-bearing quartz veins have been discovered at three main sites on the property, specifically the H Pond Prospect, Pocket Ponds Prospect and Lachlan Prospect.

Exploration by the Company since 2002 has included prospecting, soil geochemical surveys, geological mapping, airborne geophysical surveys, and drilling. A total of 4947.5 metres of diamond drilling in 28 holes have been completed on the JBP Linear Property since August 2004. The drilling has focussed on the H Pond and Pocket Ponds Prospects in two drill campaigns from August to September 2004 and January to March 2005.

The exploration model on the H-Pond project is a turbidite hosted mesothermal gold type deposit similar to the Bendigo-Ballarat goldfield deposits of central Victoria, Australia and Meguma deposits of Nova Scotia, Canada. The Bendigo-Ballarat gold deposits are found in a similar aged orogenic belt (Lachlan Fold Belt) made up of predominately quartz-rich turbidites of sandstone, slate, and silt stone. The sedimentary rocks are tightly folded and variably faulted and is interpreted to strongly controlled the location of the mineralization.

2005 Highlights - JBP Linear property

During the first quarter of 2005, the Company completed a 20 hole, 3,552 metre diamond drilling program that intersected additional high grade gold. The 2005 drilling extended the mineralized zone over a strike length to 450 metres and to a vertical depth of 250 metres. Twelve of the twenty holes that have tested the H-Pond prospect contained visible gold. Significant intercepts for 2005 include:

Hole HP-05-09 - 9.02 g/t Au over 0.8 m (including 15.02 g/t over 0.4 m)
Hole HP-05-11 - 6.91 g/t Au over 1.85 m (including 31.75 g/t over 0.35 m)
Hole HP-05-15 - 9.79 g/t Au over 1.15 m (including 14.40 g/t over 0.5 m)

At the Pocket Pond Prospect, located 3 km south of the H-Pond prospect, a single drill hole intersected a visible gold bearing quartz vein that correlates with gold bearing quartz veining exposed by surface trenching. Significant results include 5.37 g/t Au over 1.55 m (including 13.99 g/t over 0.4 metres) in drillhole HP-05-28. Additional activities on the H-Pond project in 2005 included:

•
Continued prospecting on the property in 2005 led to the discovery of a new gold float occurrence located 2.7 kilometres north-northeast of the previously drilled H-Pond prospect. Samples of the large (80 cm by 75 cm by 65 cm) angular gold bearing boulder collected by the Company prospectors assayed 25.68 oz/t gold (798.87 g/t), 18.39 oz/t gold (572.03 g/t), 16.38 oz/t gold (509.40 g/t), 17.12 oz/t gold, (532.60 g/t) and 8.00 oz/t gold (248.68 g/t).

•
Channel sampling and geological mapping of 2004 trenches in the Lachlan area (~6 kilometres south of the H-Pond discovery). A total of 140 channel samples were collected. The highest gold value were 962 ppb Au over 1.0 m, 790 ppb Au over 1.0 m, 715 ppb Au over 0.5 m, and 645 ppb Au over 0.5 m. There are no immediate plans for follow-up work at the Lachlan area, which comprises a small portion of the H-Pond project.

•
A 2-week geological mapping program completed on the H-Pond trend focused on gathering more structural information and characterizing the morphology and nature of mineralized quartz veins and the host bedrock.

•	The Company completed a 43-101 technical report on the H-Pond project (JBP Linear property) in December 2005 and it is available on the Sedar website at

The new gold float occurrence is a further indication that the H-Pond system is extensively developed on the Company claims. The Company controls approximately 35 kilometres of strike potential along this prospective belt. Drilling and trenching is planned for H-Pond prospect and the new discovery area in 2006.

Crosshair Glenwood-Wings Property Option
In February 2003, the Company optioned a 60% interest in the Glenwood Break Property and the Wings Point Property to Crosshair Exploration Mining Corp. (“Crosshair”) through two option agreements in consideration for Crosshair incurring $2.0 million and $1.5 million, respectively in exploration expenditures and issuing 800,000 common shares (400,000 issued) to the Company.

The 100% Company owned Glenwood Break Property is located approximately 15 kilometres west of the town of Gander, Newfoundland and consists of six mineral licences (739 claims, 18,475 hectares). Three of the mineral licenses (22 claims) are subject to sliding-scale NSR of 2% to 3% depending on the price of gold and advance royalty payments of $10,000 per year beginning on December 23, 2006. In 2005, Crosshair completed 5 diamond drill holes (642 meters) on the Glenwood property. All drill holes intersected multiple zones of brecciated, quartz veined sedimentary and intrusive rock variably mineralized with pyrite and arsenopyrite. Significant results include: Hole CD-05-3 - 1.31 g/t Au over 0.80 meters and Hole CD-05-4 - 1.92 g/t Au over 1.60 meters (including 5.17 g/t Au over 0.55 meters).

The 100% Company owned Wings Point Property is located 40 km north of Gander, Newfoundland and consists of 7 licences (124 claims, 3100 hectares). The claims are subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%. The Company must make annual advance royalty payments of $10,000 beginning May 14, 2007. In 2005, Crosshair completed a Phase 2 diamond drilling program of nine holes (678 meters) designed to follow up on the successful Phase 1 program completed in June 2004. Thirteen of the 20 drill holes intersected gold mineralization that was targeted the 2002-2003 trenching results that included 9.41 g/t Au over 4.25 meters (trench 9) and 15.25 g/t Au over 3.00 meters (trench 7) have intersected gold mineralization. Highlights from the 2004-2005 drill programs include:

Hole WP-1 - 10.22 g/t Au over 3.35 m (2004)
Hole WP-3 - 1.15 g/t Au over 4.00 m (2004)
Hole WP-4 - 1.12 g/t Au over 6.95 m (2004)
Hole WP-5 - 3.65 g/t Au over 2.32 m (incl. 10.30 g/t Au over 0.53 m) (2004)
Hole WP-19 - 4.18 g/t Au over 2.00 m (2005)
Hole WP-18 - 5.22 g/t Au over 1.20 m (2005)

In September 2005, Crosshair elected to withdraw from the Glenwood and Wings Option agreements with no earned interest in either property. The Company will review plans for both properties and look to new partnerships to advance them.

Meridian Huxter Lane Property Option
In 2004, the Company optioned the Huxter Lane Property to Meridian Gold Company. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make underlying cash payments to the vendor, and paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

The property is located approximately 50 kilometres south of the community of Grand Falls-Windsor, Newfoundland. The Company has earned a 100% interest in the 4 mineral licenses (54 claims, 1,350 hectares) by completing option payments. The property agreement is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%. Annual advance royalty payments of $10,000 begin on May 14, 2007.

In 2005, Meridian funded a systematic program of soil geochemical sampling, prospecting and IP ground geophysical surveying. Trenching and channel sampling programs carried out in the fall of 2005 by the Company have uncovered widespread mineralization in trenches over an area of ~550 m in the porphyry as well as contact zones between the porphyry and ultramafic. Highlights of sampling to date include: 6.87 g/t Au over 2.6 m, 6.08 g/t Au over 2.9 m and 4.19 g/t Au over 3.2 m. Two channel samples from the Mosquito Hill Occurrence returned 15.3 g/t over 0.8 meters and 12.6 g/t over 0.45 meters. Proposed work for 2006 includes a high-resolution airborne magnetic/electromagnetic survey over the property and a minimum 1000 meter diamond drill program targeting the Mosquito Hill mineralization.

Jonathans Pond property
The property is located approximately 15 km north northwest of Gander, Newfoundland and easily accessed by a network of logging roads. The property consists of 4 mineral licences (320 claims), three of which are subject to option agreements with local prospectors On completion of one remaining option payment due in August, 2006 ($15,000), the Company will have acquired a 100% interest in the mineral licenses. The optioned properties are subject to NSR’s of up to 2.5%. The Company is reviewing plans for the properties and seeking a partner to advance this property.

Golden Bullet property
The Golden Bullet property is located approximately 16 km west of Gander, Newfoundland. The Company can acquire a 100% interest in 1 mineral licence (46 claims, 1150 ha) by making option payments totaling $197,000 ($145,000 paid) and 78,000 common shares (57,000 paid) over 4 years. The property is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $2.25 million with a right of first refusal on the remaining 1.0%. The Company must make annual advance royalty payments of $25,000 beginning May 14, 2007. The company is reviewing plans for the property and will consider new partnerships to advance the project.

Appleton property
The Appleton property is located 13 kilometres west of Gander, Newfoundland. The Company can acquire a 100% interest in 1 mineral licence (21 claims, 3150 hectares) by making option payments totaling $59,360 ($23,360 paid) over 3 years. The property is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%. The Company must make annual advance royalty payments of $20,000 beginning March 10, 2009.

Bowater property
The Bowater property is located 17 kilometres west of Gander, Newfoundland, The Company can acquire a 100% interest in 1 mineral licence (6 claims, 150 hectares) by making option payments totaling $195,000 ($15,000 paid) over 5 years. The property is subject to a 2.0% to 3% sliding-scale NSR relative to the price of gold. Fifty percent (50%) of the NSR is purchasable by the Company at anytime for $250,000 for each 0.25% with a right of first refusal on the remaining NSR. No work was completed on the property during 2005 and the Company is seeking a partner to advance this project.

Mt. Peyton Linear property
The Mt. Peyton property is located 15 kilometres west of Gander, Newfoundland. The Company has acquired a 100% interest in 9 mineral licences (115 claims, 2,875 hectares) by completing option payments. The property is subject to a 2.0% to 3% sliding-scale NSR relative to the price of gold. Annual advance royalty payments of $10,000 begin on December 23, 2006. Planned work for 2006 comprises prospecting and soil sampling. The Company is seeking a partner to advance this project.

TCH Property
The TCH Property is located approximately 35 kilometers northwest of Gander, Newfoundland, and is contiguous with the north boundary of the Mt Peyton Linear property. The Company has acquired a 100% interest in 2 mineral licences (22 claims, 150 hectares) by completing option payments. The property is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%. Annual advance royalty payments of $10,000 begin on May 14, 2007. No work was completed on the TCH Property in 2005 and the Company is seeking a partner to advance this project.

Avalon Gold Trend

The Avalon Gold Trend (Berg property) is located within the eastern Avalon high-alumina belt (EAHAB), an extensive zone of epithermal-style hydrothermal alteration located along the eastern margin of the late Neoproterozoic (590-570 Ma) volcano-plutonic core of the Avalon Peninsula. The host rocks are part of a thick subaerial succession of welded and variously flattened, rhyolitic to dacitic, pumice-rich ash-flow tuffs, stratigraphically associated with dome-facies flows, plugs and breccias of broadly similar composition. These rocks are favorable hosts to low sulphidation high-grade gold-silver vein systems that are the exploration target for the Company. Historically, the trend has seen very little exploration for this gold target type, except for a short period of exploration by Fort Knox Gold Resources in 1998-1999 that included a total of 6 diamond drill holes.

The Bergs property is located approximately 12 kilometres west from St. John, Newfoundland and surrounds the community of Conception Bay South. The property consists of two optioned mineral licences (271 claims) covering 6775 hectares. The Company has earned 100% interest in the property from local prospectors and is subject a 2% NSR of which 1% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1%. Annual advance royalty payments of $15,000 per year begin in November, 2007.

In 2004, the Company optioned the property to IAMGold whereby IAMGold was required to spend $3 million over a four-year period to earn an initial 55% interest in the 140 square kilometre gold project located in southeastern Newfoundland, including a firm commitment to spend $500,000 before February 2005. In January 2005, IAMGold notified the Company of its decision to terminate its option on this property. The Company retains 100% interest in the property and is seeking a partner to advance this project.

New World Gold Trend

The New World Gold Trend (New World property) is hosted within the Dunnage Mélange, which comprises large heterolithic clasts/blocks and mega-boudins of felsic volcanics, gabbro, pillowed mafic volcanic, siliciclastic and calcareous sedimentary rocks within a shale/silstone/volcaniclastic matrix. The Mélange has been intruded by the Coaker Porphyry. The Company is targeting pervasively altered, gold-bearing quartz-carbonate veined porphyry units and broad zones of gold-bearing quartz vein hosted within the Dunnage Mélange. The Dunnage Melange is overlain by a sequence of black graphitic shale (the Dark Hole Formation). Fault zones transect the contact area and the faults and ductility contrast between litholgies are thought to represent a strong control on gold mineralization.

The New World property is located on New World Island (central Newfoundland) approximately 75 km north of the town of Gander. The Company has earned a 100% interest in the three mineral licenses (231 claims) by completing cash payments of $57,000 and issuing 45,000 common shares over 3 years. The property is subject to a 2.0% NSR of which 50% can be purchased by the Company for $1,000,000 with a right of first refusal on the remaining 1.0%. The Company must make annual advance royalty payments of $15,000 beginning April 19, 2007. The Company is planning a high-resolution airborne magnetic and electromagnetic survey and diamond drilling program (800 m) for 2006.

Star Track Gold Trend

The Startrack Gold Trend (Startrack property) is underlain by rocks of the Gander Group that are further divided into early to middle Ordovician Indian Bay Big Pond Formation, Cambrian to Early Ordovician Jonathan’s Pond Formation, and the Square Pond Gneiss. Exploration by the Company confirms the presence of a prospective vein-hosted gold system characterized by broad zones (trends) of alteration and silicification with associated pyrite, arsenopyrite, stibnite and gold mineralization.

The Startrack property is located approximately 16 kilometers east of Gander, Newfoundland near the town of Benton. The Company has an option to acquire a 100% interest in the property (1 mineral licence, 158 claims, 3950 hectares) by completing cash payments of $30,000 by June, 2006. The property is subject to a 2% NSR of which 50% can be purchased for $1,000,000. No work was conducted on the property in 2005. The company is looking for a partner to advance this project.

Base Metal Properties

The Point Leamington and the Seal Bay base metal properties lie within the Exploits Subzone of the Dunnage tectonostratigraphic zone of the Newfoundland Appalachians. Base metal mineralization at both properties is hosted by felsic volcanic rocks in the Side Harbour Formation of the Early Ordovician Wild Bight Group. The Harpoon, Victoria Lake and Lake Douglas properties are located in the prospective Victoria Lake Group (or equivalent stratigraphy), a volcanic rock sequence hosting several significant VMS deposits and prospects (Duck Pond Deposit, Boomerang Deposit).

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

Seal Bay Property
The Seal Bay property is located on the western side of Seal Bay, 90 km northwest of the town of Gander and 50 km north of the town of Grand Falls-Windsor, Newfoundland. The property is subject to an earn-in option to Joint Venture agreement with Falconbridge whereby the Company can earn a 51% interest by spending $700,000. The Company must make additional expenditures of $200,000 in 2005 to earn its 51%. The company completed a 4 drillhole diamond drill program (1114 metres) in December 2005. Significant results from the drilling include:

Hole SB05-10ext: 101 ppm Cu, 363 ppm Pb, 2162 ppm Zn, 111 ppb Au, 10.7 g/t Ag over 10.5 metres
Hole SB05-16ext: 188 ppm Cu, 3.5 ppm Pb, 199 ppm Zn, 5 ppb Au and 0.2 g/t Ag over 16.5 metres

The Company has earned a 51% interest in the Seal Bay property and will look to form a JV agreement with Falconbridge in 2006.

West Cleary Property
The Company has earned a 51% interest in a mineral license by incurring exploration expenditures of $81,387. No work was conducted on the property in 2005. The Company is planning a short (350 m) drill program for the first quarter of 2006.

Victoria Lake 10188M Property
The Victoria Lake 10188M Property is located approximately 110 km southwest of the town of Badger, Newfoundland and 65 km southwest of the historic mining town of Buchans. The Property consists of 2 mineral licences (139 claims, 3475 ha).

The Company can earn 100% interest in the property by making cash payments totaling $60,000 ($15,000 paid) and 40,000 Company shares (5,000 paid). The agreement is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%. Forty-nine (49) claims are subject to the Victoria Lake Agreement with Crosshair as they lie within the 2 km AOI defined under that agreement. During 2005 the Company completed a short prospecting program on the property.

Harpoon Property
The Harpoon Brook Property is located approximately 80 km southeast of Grand Falls-Windsor, Newfoundland and 17 km south of the community of Millertown. The Company can acquire a 100% interest in the 5 mineral licences (225 claims, 5625 ha) by completing option payments totaling $95,000 ($25,000 paid) and 10,000 common shares (10,000 paid) over 3 years. The property is subject to a 2.0% NSR of which 1.0% can be purchased by the Company for $1.0 million with a right of first refusal on the remaining 1.0%. Recommended work for 2006 includes a high-resolution airborne magnetic and electromagnetic survey, prospecting, soil and till sampling, and trenching of geochemical targets.

Lake Douglas Property
Subsequent to December 2005, the Company acquired the right to earn a 100% interest in the Lake Douglas property. The Company can earn a 100% interest in two property agreements (Lake Douglas West and Lake Douglas East) by spending an aggregate $500,000 and issuing 175,000 common shares over a 5 year period (2006 - 2011). The property vendors retain 2.0% NSR, of which 1.0% is purchasable by the Company for $1,000,000, with a right of first refusal on the remaining 1.0%.

UNITED STATES OF AMERICA

The Company has interests in several USA properties that are owned by its 60.4% subsidiary, Toquima Minerals Inc. These properties are described below under Investments.

INVESTMENTS

The Company has two significant investments, a 60.4% interest in subsidiary Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States and a 38.8% interest in Africo Resources Ltd. (“Africo”), a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

Toquima Minerals Corporation

ALASKA

Palmer Property
Rubicon’s 60.4% owned subsidiary, Toquima, has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska.

To maintain the lease, Toquima is required to make annual advance royalty payments of US$42,500 and pay annual assessment fees to the Federal Bureau of Land Management of US$34,000. Toquima was also required to issue a total of 200,000 common shares (issued). The lease is subject to a 2.5% net smelter return (“NSR”) royalty of which Toquima may purchase portions of the NSR up to a maximum of 1.5% as follows: 0.5% for US$1,000,000 at any time before the sixth anniversary of the date of the mineral lease; 0.5% for US$2,000,000 before the seventh anniversary; and 0.5% for US$3,000,000 before the tenth anniversary. Toquima has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease. The advance royalty payments are deductible from the NSR royalty.

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

Due to lack of funding, no exploration was carried out on the Palmer property in 2005.

NEVADA

Iowa Canyon Property
Toquima acquired an option to purchase a 100% interest in 79 ICP claims located in Lander County by making a minimum of US$151,666 in option payments within 20 years, paying a production royalty 1.0% to 1.33% depending on the price of gold; issuing 187,500 common shares over four years and upon completion of a positive feasibility study, issuing 450,000 common shares and paying US$1,000. Toquima has the option to acquire half of the royalty for US$500,000 per one-half percentage point.

Toquima also acquired an option to purchase three lode claims comprising the Chem property, located adjacent to the ICP claims, in consideration for a cash payment of US$100,000 on or before February 27, 2007 and incurring US$20,000 annually in exploration costs or a US$5,000 payment in lieu of exploration; subject to a production royalty of 2.00%, of which 1.00% can be purchased for US$1,000,000.

Flynn Property
Toquima acquired an option to purchase a 100% interest in 91 claims located in Eureka County by making a minimum of US$151,666 in option payments within 20 years, paying a production royalty 1.0% to 1.33% depending on the price of gold; issuing 187,500 common shares over four years and upon completion of a positive feasibility study, issuing 450,000 common shares and paying US$1,000. At December 31, 2004 the property consisted of 99 claims. Toquima has the option to acquire half of the royalty for US$500,000 per one-half percentage point.

Leach Hot Springs Property
Toquima acquired an option to purchase a 100% interest in 118 claims located in Pershing County by making a minimum of US$450,000 in option payments within 20 years, paying a production royalty 3.0% to 4.0% depending on the price of gold. At December 31, 2004 the property consisted of 100 claims. Toquima has the option to acquire half of the royalty for US$500,000 per one-half percentage point.

During 2005, Toquima signed a joint venture agreement with Newmont Mining Corporation (“Newmont”) whereby Newmont can earn a 60% interest in the property by spending US$2,000,000 on exploration over a four year period.

During the year, Newmont completed a 22-hole, 12,285 foot reverse circulation drill program on the property.

Dome/HiHo Property
Toquima acquired an option to purchase a 100% interest in 24 claims comprising the Dome claims, located in Lander and Elko Counties by making a minimum of US$151,666 in option payments within 20 years, paying a production royalty 1.0% to 1.33% depending on the price of gold; issuing 187,500 common shares over four years and upon completion of a positive feasibility study, issuing 450,000 common shares and paying US$1,000. Toquima has the option to acquire half of the royalty for US$500,000 per one-half percentage point.

Toquima also acquired an option to purchase 480 acres of land, including 20 lode claims comprising the HiHo property, situated in Lander and Elko Counties, in consideration for a cash payment of US$200,000 on or before April 13, 2006 and incurring US$50,000 annually in exploration costs; subject to a production royalty of 2.00%, of which 1% can be purchased for US$1,000,000.

During 2005, Toquima signed a joint venture agreement with Piedmont Mining Company (“Piedmont”), whereby Piedmont can earn a 51% interesst in the property by making US$71,000 in cash payments and by spending US$2,000,000 on exploration over a four year period.

Piedmont completed a 14 hole, 5,315 ft drill program on the HiHo portion of the property in November 2005.

Golconda Summit Property
Toquima acquired an option to purchase a 100% interest in 62 claims located in Humboldt County by making a minimum of US$151,665.94 in option payments within 20 years, paying a production royalty 1.0% to 1.33% depending on the price of gold; 187,500 common shares over four years and upon completion of a positive feasibility study, issuing 450,000 common shares and paying US$1,000. Toquima has the option to acquire half of the royalty for US$500,000 per one-half percentage point.

Willow Property
Toquima acquired an option to purchase 480 acres of private land accompanying 89 claims located in Elko County by making option payments as follows: US$10,000 on signing; payments for seven years escalating from US$15,000 to US$50,000; thereafter US$50,000 annually until the purchase option price of US$250,000 is paid. The property is subject to a net smelter royalty of 3% when the gold price is less than US$500 per ounce and 4% when it is greater than US$500 per ounce. Toquima can repurchase up to 50% of the royalty for US$500,000 for each ½ percent. Toquima is obligated to issue 450,000 common shares upon completion of a positive feasibility study.

Loomis Property
Toquima owns 54 claims located in Elko County and is obligated to issue 450,000 common shares upon completion of a positive feasibility study.

Swales Mountain Property
Toquima acquired an option to purchase a 100% interest in 228 lode mining claims situated in Elko County Nevada by reimbursing costs of US$38,886 and incurring a total of US$500,000 in exploration work or cash payments prior to June 23, 2008. The property is subject to a net smelter return royalty of 2.0%.

Pine Grove Property
Toquima acquired an option to purchase a 100% interest in the PGT claims comprising of 138 lode mining claims situated in Lyon County, Nevada. In order for Toquima to earn its interest, Toquima must make a total of US$1,000,000 in advance royalty payments within 17 years of signing the agreement and to issue 150,000 common shares. If Toquima is unable to achieve a public listing within the first anniversary date of the agreement, the total advance royalty payments increase to US$1,080,000. The property is also subject to a net smelter return royalty of 3.0% to 4.0%, depending on the price of gold. Toquima has the option to acquire 2% of the royalty for US$1,000,000 per one-half percentage point.

During 2005, Toquima signed a binding letter of intent with Romarco Minerals Inc. (“Romarco”) whereby Romarco can earn a 60% interest in this property by spending US$2,000,000 on exploration over a five-year period.

Currant Creek Property
Toquima acquired an option to purchase a 100% interest in 38 lode claims located in Elko County by reimbursing costs of US$10,554 and incurring a total of US$500,000 in exploration work or cash payments prior to June 23, 2008. The property is subject to a net smelter return royalty of 2.0%.

Plan of Arrangement - Sale of Toquima interests

On February 8, 2006 the Rubicon agreed to a plan of arrangement whereby all of the Company’s shares of Toquima Minerals Inc. will be acquired by Carlin Gold Corp. (“Carlin”). Consideration to Rubicon will consist of 4.3 million shares of Carlin (approximately 13% of outstanding Carlin shares after the arrangement) and 3.5 million shares (26%) of a new company (“Newco”) that will own Toquima’s Palmer, Alaska project. Should “Newco” be unable to complete an initial public offering, Rubicon will receive 3.5 million more Carlin shares (7%) of Carlin, instead of the “Newco” shares and the Palmer property will remain a property of Carlin through its subsidiaries. The plan of arrangement is subject to shareholder, court and regulatory approval.

At December 31, 2005 Rubicon adjusted downward it’s investment in Toquima and allocated the write-down on a pro-rata basis to the carrying amounts of the Palmer and Nevada properties to reflect the “Newco” and/or Carlin shares that will ultimately be received in exchange for these interests, plus the current $407,479 non-controlling interest in the net assets of Toquima, which will also be eliminated on the disposition of that company. The adjusted $1,265,000 net carrying amount reflects approximately 7.9 million shares at $0.16 per share based on the trading price of Carlin shares on January 12, 2006, which was the date that the managements of Toquima and Carlin signed a Letter of Understanding in respect to the Plan of Arrangement.

Africo Resources Ltd.

At December 31, 2005, the Company held a 37.4% interest in Africo Resources Ltd. (“Africo”), a private B.C. company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo (the Kalukundi deposit). The Company accounts for this investment on an equity basis.

During the year, Rubicon invested a further $4.2 million through Africo private placements to bring its ownership in Africo to 7.3 million shares or 37.4%. An additional 284,401 shares were purchased in January 2006 to bring the investment to 7.6 million shares, 38.8% with an average investment cost per share of $0.92.

In February, 2006, the Company received a new 43-101 compliant mineral resource statement from Africo Resources Ltd. prepared by RSG Global Ltd. of Perth, Australia, for the Kalukundi deposit (see Sedar filings for technical report). The new estimate, which updates the previously released Inferred Resource, is based on incorporation of 61 additional drill holes which comprise part of the ongoing feasibility study.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.
This section uses the terms “measured” and “indicated resources.”We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities Commission does not recognize them.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources
This section uses the terms “inferred resources.”We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasability studies, except in rare cases.

Highlights of report

Measured & Indicated Resource category: 12.15 million tonnes grading 2.45% copper and 0.61% cobalt between surface and 200 metres below surface. Of these combined categories, 79.4% of the resources are classified as Measured Resources.

Inferred Resource category: 15.02 million tonnes grading 2.63% copper and 0.58% cobalt between surface and 200 metres below surface.

Independent consultant, RSG Global, indicates there is exploration potential for approximately 16 million tonnes of additional resources by carrying out further drilling below 200 metres.

In addition to the reported resources, there exists a number of other areas of surface oxide mineralization on the property, not yet evaluated. These are considered to be high priority drill targets by Africo and are thought to hold potential for additional resources. Thus, Africo is planning to undertake additional drilling to further assess the resource base below 200 metres.

The resource statement contained herein was prepared by Dr. Julian Verbeek MAusIMM, Principal Consultant for RSG Global of Perth, Australia, in accordance with National Instrument 43-101. Rubicon Minerals' qualified person, as defined by National Instrument 43-101, is David Adamson, PhD, President and CEO of Rubicon Minerals Corporation. See the news release dated February 8, 2006, filed on Sedar and our web-site for additional information on this report.

The resource reported above forms part of an ongoing feasibility study on the Kalukundi deposit which is expected to be delivered before the end of April, 2006.

C. Organizational Structure

As at December 31, 2005, the Company had one active subsidiary, Toquima Minerals Corporation (60.4%) which is included in the accounts of the Company.

In addition, the Company owned 37.4% of Africo Resources Ltd., a long-term investment which is accounted for on an equity basis.

Both companies are incorporated in the Province of British Columbia.

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Item 5. Operating and Financial Review and Prospects

This Management Discussion and Analysis (“MD&A”) includes financial information from, and should be read in conjunction with, the audited annual financial statements for the fiscal year ended December 31, 2005. Please refer to the cautionary notices at the end of this MD&A. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian Dollars. Please see note 10 of the audited consolidated financial statements of the Company for reconciliation between Canadian and United States GAAP.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 2 of the consolidated financial statements for the year ended December 31, 2005. The Company considers the following policies to be most critical in understanding its financial results:

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

Carrying value of mineral property interests

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

Flow-through share renunciations, CICA Emerging Issues Committee - 146

In March of 2004, the CICA Emerging Issues Committee issued its recommendation for accounting treatment of the renunciation of flow-through shares. The recommendations were to take immediate effect and the Company adopted them at that time.

The consensus reached was that a future income tax liability should be recognized upon the renunciation of flow-through shares and shareholder equity should be reduced. In the case where a company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs should be reversed in the amount of the future tax liability arising from the renunciation. The credit side of the entry is recorded on the income statement.

Pursuant to this new policy, the Company recorded a $1 million future income tax recovery upon renouncing exploration expenditures in February of 2005.

A. Operating Results

Fiscal year ended December 31, 2005 compared to Fiscal year ended December 31, 2004

For the fiscal year 2005, the Company incurred a net loss of $2.3 million ($0.04 per share) compared to a net loss of $4.1 million ($0.07 per share) incurred in fiscal year 2004, a decrease in net loss of $1.7 million.

Significant items making up this increase were as follows:

•
Investor relations expense increased by $140,000 due to a combination of the engagement of Renmark Financial for investor relations services, salary increases for the Vice President Investor Relations and increased travel and conference costs.

•
Salary expense was higher by $100,000 due to a combination of a payment, pursuant to a settlement agreement, to Michael Gray, the former Vice-President Exploration, new director’s fees for independent directors and hiring fees for the new CFO and accountant.

•	Stock based compensation was down by 300,000 due to lower fair values and later vesting in current agreements.
•	Re-organization costs represent the costs associated with the planned split up of the company as discussed below under re-organization.
•	Property write-offs were down by $1.3 million.
•	Option receipts and administration fees in excess of property costs represent amounts received from optionees of the Company’s properties, in excess of costs incurred to date by Rubicon.
•
Gain on sale of investments was down by $600,000. In the current year this represented sale of junior mining stocks received from optionees of the Companies properties including ERD properties. In the prior year the gain was from the sale of Africo shares only.

•	Gain on settlement of debt of $100,000 was a consequence of a reduction of legal fees charged to the subsidiary, Toquima Minerals Corp. for its IPO that was not completed.
•	Increase in loss on equity investment of $263,000 represents the Company’s percent interest in the estimated losses of Africo Resources Ltd.
•
The $1million, non-cash, future income tax recovery item recorded in 2005 reflects the reinstatement of unrecorded prior tax loss benefits, due to the renunciation, in February 2005, of flow-through share expenditures.

Fiscal year ended December 31, 2004 compared to Fiscal year ended December 31, 2003

For the fiscal year 2004, the Company incurred a net loss of $4.1 million ($0.07 per share) compared to a net loss of $2.3 million ($0.05 per share) incurred in fiscal year 2003, an increase in net loss of $1.8 million.

Significant items making up this increased loss were as follows:

•
The Company wrote off $1.7 million in deferred property costs during fiscal year 2004 compared to $0.2 million in fiscal 2003, an increase of $1.5 million. Write-offs are taken, of the costs of particular properties, whenever the company concludes, based on results of exploration or other economic factors, that further work is not warranted.

•
Salary expense increased in fiscal year 2004 by $0.2 million with the hiring of additional staff and salary increases. The Company notes that, due to the competitive market driven by high commodity prices and demands, that incentives for key employees forms an important element in maintaining its competitive advantage. In making these determinations, the board of Directors has relied, in part, on external third party recommendations.

•	Office expense increased in fiscal year 2004 by $0.1 million due primarily to new Director and Officer’s insurance costs.
•
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

•
The higher operating expenses were partly offset by an increase in gain on the sale of investments. The Company recorded a gain of $0.7 million in fiscal year 2004 compared to $19,703 in fiscal year 2003, an increase of $0.7 million. Most of the gain was generated from the resale of part of its initial investment in shares of Africo Resources Ltd.

•
The Toquima IPO costs included a substantial amount of legal, professional fees and other costs associated with the proposed listing of Toquima on the TSX Venture Exchange. The listing was not completed.

Investing Activities - Fiscal year ended December 31, 2005

For the fiscal year 2005, the Company spent $6 million on mineral property acquisition and exploration. Of that amount the Company recovered $1.4 million of exploration expenditures and option payment from optionees of the Company’s properties. In addition, the Company issued 159,000 common shares valued at $152,000 and paid $.5 million cash both as option payments to vendors.

The Company invested an additional $4.0 million to acquire common shares in Africo to maintain its equity percent interest in Africo at close to 38%.

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

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2005 Fourth	2005 Third	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second	2004 First
Interest and miscellaneous income	$ 26,202	$ 6,637	$ 14,977	$ 34,416	$ 32,033	$ 27,484	$ 41,140	$ 49,361
Gain (loss) on sale of investments	$(20,592)	$(19,077)	$ -	$116,434	$ 14,747	$ 682,161	$ (2,139)	-
Net loss	$1,637,596	$ 647,715	$657,611	$299,464	$2,043,399	$377,943	$675,878	$985,616
Basic and fully diluted net loss per share	$ 0.03	$ 0.01	$ 0.01	$ 0.01	$0.03	$0.01	$0.01	$0.02

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

F. Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$383,417	$79,458	$159,665	$144,294	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$247,170	$41,944	$125,832	$79,394	Nil

This table includes all contractual obligations.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Name, Position and Country of Residence	Principal Occupation or Employment	Period as a Director of the Company	% of time on Company business
J. Garfield MacVeigh Chairman of the Board Resident of Canada	Exploration Geologist; Chairman of the Board of Directors and Director of the Company; President and Director Rubicon Management Ltd.	March 6, 1996 to date	100%
David W. Adamson President, Chief Executive Officer and Director Resident of Canada	Exploration Geologist; President, CEO and Director of the Company; Director, Rubicon Management Ltd.	March 6, 1996 to date	100%
Robert G. Lewis Chief Financial Officer Resident of Canada	Certified General Accountant, CFO of the Company	N/A	100%
William J. Cavalluzzo Vice-President, Investor Relations Resident of Canada	Vice-President, Investor Relations of the Company	N/A	100%
David R. Reid Director Resident of Canada	Lawyer and Senior Partner, Davis & Company	April 6, 2001 to date	5% or as required
Philip s. martin Director Resident of Canada	Principal., P.S. Martin & Associates, Financial Consultants; Director, Southern Era Resources Limited, Beta Minerals Inc. and Asia Now Resources Limited	July 11, 2003 to date	5% or as required
John R. Brodie, FCA Director Resident of Canada	Chartered Accountant, President of John R. Brodie Capital Inc, Retired Partner of KPMG, Director of Far West Mining Ltd. and trustee of Ag Growth Income Fund.	January 27, 2005 to date	5% or as required
Kevin D. Sherkin Director Resident of Canada	Lawyer, Managing Partner of Levine Sherkin Boussidan	January 27, 2005 to date	5% or as required
Christopher J. Bradbrook Director Resident of Canada	President and CEO and Director of New Gold Inc.	December 19, 2005	5% or as required

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

Robert G. Lewis, LL.B., C.G.A., the Chief Financial Officer of Rubicon Minerals Corporation received his Bachelor of Law in 1977 from the University of British Columbia.  He trained with the accounting firms Price Waterhouse and Burridge Madsen and received his Certified General Accountant designation in 1983.  He has worked in senior financial positions with a high tech engineering firm and has over 15 years in the mineral exploration industry.

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

Kevin D. Sherkin, LL.B., a Director of Rubicon Minerals Corporation, received his Bachelor of Laws in 1985 from York University, Osgoode Hall.  He articled with Holden, Murdoch, Finlay and was called to the Ontario Bar in 1987.  He has worked as an associate  in a mid to large size firm until 1990 and founded his current firm Levine Sherkin Boussidan in 1990 as Managing Partner and remains in that position until today. Kevin has acted for a number of publicly listed companies in the mining, construction and mining supply business for over 17 years.

Christopher J. Bradbrook, M.Sc., a Director of Rubicon Minerals Corporation brings over 25 years of experience in the mining industry covering many aspects of the business including exploration, mine development, corporate development.

work, financial analysis and investor relations. He was recently the Vice President, Corporate Development for Goldcorp. Inc. and is currently the President and CEO of New Gold Inc.

Although Mssrs. MacVeigh and Adamson hold positions with Rubicon Management Ltd. (“RML”), the sole purpose of RML is to act as a holding company. RML does not actively conduct business, nor does it have a management relationship with the Company. Consequently, as indicated above, Mssrs. MacVeigh and Adamson devote substantially all of their time to the Company.

B. Compensation

Compensation of Executives and Directors

The following table sets forth all compensation paid by the Company and its subsidiaries in respect of the individuals who held the executive officer positions: J. Garfield MacVeigh, Chairman of the Board, David W. Adamson, President and CEO, William J. Cavalluzzo, Vice-President Investor Relations and Robert G. Lewis, Chief Financial Officer, for the last financial year ended December 31, 2005. The table further sets forth all compensation paid by the Company and its subsidiaries to the other directors of the Company, David R. Reid and Philip S. Martin, John Brodie, Kevin Sherkin and Christopher Bradbrook. The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
J. Garfield MacVeigh Chairman of the Board	2005	120,000	15,000	Nil	250,000	Nil	Nil	Nil
David W. Adamson President & CEO	2005	195,000	40,000	Nil	250,000	Nil	Nil	Nil
Michael J. Gray formerly VP Exploration & Corporate Secretary	2005	32,500	N/A	Nil	250,000	Nil	Nil	45,000 (3)
William J. Cavalluzzo VP Investor Relations	2005	130,000	25,000	Nil	250,000	Nil	Nil	Nil
Peter G. Wong CFO to August 2005	2005 (1)	80,981	10,000	Nil	75,000	Nil	Nil	Nil
Robert G. Lewis CFO from Sept. 2005	2005 (2)	29,615	N/A	Nil	150,000	Nil	Nil	Nil
David R. Reid Director	2005	N/A	N/A	Nil	200,000	Nil	Nil	Nil
Philip S. Martin Director	2005	N/A	N/A	18,000	150,000	Nil	Nil	Nil
John R. Brodie Director	2005	N/A	N/A	18,000	200,000	Nil	Nil	Nil
Kevin D. Sherkin Director	2005	N/A	N/A	14,000	200,000	Nil	Nil	Nil
Christopher J. Bradbrook Director	2005	Nil	N/A	Nil	200,000	Nil	Nil	Nil
Note: (1)	Peter Wong was employed for 8.5 months in the year
(2)	Robert Lewis was employed for 4 months during the year
(3)	Michael Gray was paid $45,000 pursuant to a settlement agreement upon his resignation April 15, 2005.

The following stock options were granted during the year to directors and officers:

Name of Person(s)	Date of Grant or Issuance	Reason for Grant or Issuance	# Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
David W. Adamson	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
J. Garfield MacVeigh	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
Michael J. Gray	January 6, 2005	Director Stock Option	250,000	$1.18	(1) November 15, 2006
William J. Cavalluzzo	January 6, 2005	Employee Stock Option	250,000	$1.18	January 6, 2010
Peter G. Wong	January 6, 2005	Employee Stock Option	75,000	$1.18	January 6, 2010
Philip S. Martin	January 6, 2005	Director Stock Option	150,000	$1.18	January 6, 2010
David R. Reid	January 6, 2005	Director Stock Option	200,000	$1.18	January 6, 2010
John R. Brodie, FCA	January 27, 2005	Director Stock Option	200,000	$1.18	January 27, 2010
Kevin D. Sherkin	January 27, 2005	Director Stock Option	200,000	$1.18	January 27, 2010
Robert G. Lewis	September 12, 2005	Employee Stock Option	150,000	$0.74	September 12, 2010
Chris J. Bradbrook	December 14, 2005	Director Stock Option	200,000	$0.86	December 14, 2010

Notes: (1) Expiry date reduced from January 6, 2010 on resignation after conversion to consultant option.

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company, under which he received a salary of $78,000 per annum. Mr. Adamson’s salary was increased to $130,000 per annum effective January 1, 2004 and to $195,000 per annum effective January 1, 2005. This employment agreement has a term of three years and automatically is renewed for further terms of 1 year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of such event, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated September 12, 2005, the Company engaged the services of Robert Lewis as Chief Financial Officer of Rubicon, under which he receives a salary of $100,000 per annum for a period of three years. This employment agreement has a term of three years and automatically is renewed for further terms of 1 year unless notice is given to terminate the agreement by either party. This employment agreement provides that in the event of a significant change in the affairs of Rubicon such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of Rubicon, the merger or amalgamation or other corporate restructuring of Rubicon in a transaction or series of transactions in which Rubicon’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Lewis exercisable at any time within 6 months after the date of such event, Mr. Lewis may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Lewis an amount equal to two times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of Michael J. Gray as VP Exploration and Corporate Secretary and to provide geological services to the Company, under which he receives a salary of $78,000 per annum. Mr. Gray’s salary was increased to $100,000 per annum effective January 1, 2004. Mr. Gray resigned from the company on April 15, 2005. Mr. Gray continued to serve the Company as a consultant under an 18 month contract and is being compensated by the conversion of his employee stock options into consultant options at the same exercise price and with a shorter expiry date.

By an employment agreement dated December 1, 2003, the Company engaged the services of Peter G. Wong as Chief Financial Officer of the Company, under which he receives a salary of $90,000 per annum for a period of three years. Mr. Wong’s salary was increased to $125,000 per annum effective January 1, 2005.  Mr. Wong resigned from the company on August 24th, 2005.

The criteria used to determine the amount payable to the Named Executive Officers was based on industry standards and the Company’s financial circumstances. The employment agreements and subsequent increases in salaries with the Named Executive Officers were accepted by the Board of Directors based on recommendations of the Compensation Committee.

Compensation of Directors

All directors receive stock options, as recommended by the compensation committee, in amounts listed in the above table. No other remuneration is paid to Directors, in their capacity as Directors, except to the independent directors. The independent directors are paid a quarterly fee, in advance, of $3,000 plus $500 for each directors’ meeting or committee meeting attended and an additional quarterly fee of $750 if holding the Chair of any committee.

The Company accrued or paid Davis & Company, the Company’s legal counsel $379,857 (including $28,807 for the Company’s subsidiary Toquima) for legal fees. David R. Reid, a director of the Company, is a partner of Davis & Company. Davis & Co. reduced its prior fees for the proposed Toquima IPO by $77,234.

By an employment agreement dated August 1, 1996 the Company engaged the services of J. Garfield MacVeigh to act as President and CEO, and to provide geological services to the Company. Under the employment agreement, Mr. MacVeigh received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which has been automatically renewed annually on the anniversary date for further terms of one year each and now also applies to Mr. MacVeigh in his capacity as Chairman. Mr. MacVeigh’s salary was increased to $120,000 per annum effective January 1, 2005. The August 1, 1996 employment agreement with Mr. MacVeigh regarding a Significant Change is on the same terms and conditions as the August 1, 1996 employment agreement with Messrs. Adamson described above.

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

The foregoing report has been submitted by:   David R. Reid, Philip S. Martin, and John R. Brodie, FCA
         Compensation Committee

C. Board Practices

The Board of Directors presently consists of seven directors, six of whom were elected at the annual general meeting of the shareholders of the Company, held on June 23, 2005. On January 27, 2005, Michael J. Gray and Douglas B. Forster resigned as directors and John R. Brodie, FCA and Kevin D. Sherkin were appointed as Directors to the Company’s Board. On December 14, 2005 Chris Bradbrook was appointed as Director to the Company’s Board. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act. J. Garfield MacVeigh and David W. Adamson have served as directors of the Company since March 6, 1996. Michael J. Gray served as a Director of the Company from March 6, 1996 to January 27, 2005. Douglas B. Forster served as a Director of the Company from June 1, 1996 to January 27, 2005, David R. Reid has served as a Director since April 6, 2001 and Philip S. Martin has served as a Director since February 15, 2003.

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

Composition of the Board

The Board consists of three related directors and four unrelated directors. The related directors are J. Garfield MacVeigh, who is Chairman of the Board and David W. Adamson, who is President & CEO. David R. Reid who is the Company’s legal counsel, is a related outside director. Chris Bradbrook, Philip Martin, John Brodie, FCA and Kevin Sherkin are free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to materially interfere with their ability to act with a view to the best interests of the Company.

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

The quantity and quality of Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company. See item 6B above for a description of directors’ compensation.

Description of Board Committees

Committees of the Board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee.

The Audit Committee presently consists of three independent directors, John R. Brodie, FCA (Chair), Kevin D. Sherkin and Philip S. Martin. The role of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee pursuant to the audit committee charter (Exhibit 16.1 and available in print to any shareholder who requests it) typically include reviewing annual and interim financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors. The board of directors has determined that a member of its audit committee, John Brodie, FCA, qualifies as an “audit committee financial expert”. See item 16A.

The Corporate Governance Committee presently consists of Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin. Corporate governance guidelines and a Corporate Governance Committee Charter are currently before the board for approval.

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

Board Independence

The Board is currently composed of two management related directors and five non-management directors, four of whom are unrelated and independent and one is an outside related director.

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

D. Employees

As of December 31, 2005, the Company had nineteen full time employees (five of which are management), seven full time contractors and up to ten short term contracts with contractors/consultants. In 2004, the Company had nineteen full time employees (five of which are management), seven full time contractors and up to ten short term contracts with contractors/consultants In 2003, the Company had twelve full time employees (five of which are management), four full time contractors and approximately 10 seasonal employees and up to 20 short term contracts with contractors/consultants.

E. Share Ownership

With respect to the persons listed in “Item 6 - Directors, Senior Management and Employees - B. Compensation,” above, the following table discloses the number of Shares and percent of the Shares outstanding held by those persons, as of March 27, 2006. The Shares possess identical voting rights.

Director and Senior Management Share Ownership as at March 27, 2006

Name and Title	No. of Shares	Percent of Shares Outstanding of the Class
J. Garfield MacVeigh Chairman of the Board of Directors	1,303,095 (1)	2.27%
David W. Adamson President, CEO, and Director	1,078,266 (1)	1.88%
William J. Cavalluzzo Vice-President Investor Relations	223,328	0.34%
Robert G. Lewis Chief Financial Officer	0	0.00%
David R. Reid Director	196,500	0.30%
Philip S. Martin Director	214,500	0.32%
John R. Brodie, FCA Director	0	0.00%
Kevin D. Sherkin Director	74,160	0.11%
Christopher J. Bradbrook Director	0	0.00%

Note:
(1)
Included in the share positions of J. Garfield MacVeigh, David W. Adamson and Michael J. Gray are those shares held directly and indirectly through personal holding corporations and 1/3 each of the issued shares of Rubicon Management Ltd., which owns 2,300,000 common shares of the Company.

The following table discloses the share options granted to the aforementioned persons, as of March 10, 2005. The options are for Common Shares.

Director and Management Stock Options as at March 27, 2006

Name of Person(s)	Date of Grant or Issuance	Reason for Grant or Issuance	# Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
William J. Cavalluzzo	August 8, 2002	Employee Stock Option	175,000	$0.83	August 8, 2007
J. Garfield MacVeigh	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David W. Adamson	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David R. Reid	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Philip S. Martin	July 18, 2003	Director Stock Option	225,000	$0.84	July 18, 2007
David W. Adamson	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
J. Garfield MacVeigh	January 6, 2005	Director Stock Option	250,000	$1.18	January 6, 2010
William J. Cavalluzzo	January 6, 2005	Employee Stock Option	250,000	$1.18	January 6, 2010
Philip S. Martin	January 6, 2005	Director Stock Option	150,000	$1.18	January 6, 2010
David R. Reid	January 6, 2005	Director Stock Option	200,000	$1.18	January 6, 2010
John R. Brodie, FCA	January 27, 2005	Director Stock Option	200,000	$1.18	January 27, 2010
Kevin D. Sherkin	January 27, 2005	Director Stock Option	200,000	$1.18	January 27, 2010
Robert G. Lewis	September 12, 2005	Employee Stock Option	150,000	$0.74	September 12, 2010
Chris J. Bradbrook	December 14, 2005	Director Stock Option	200,000	$0.86	December 14, 2010

The Company has no arrangements for involving the employees in the capital of the Company. The Company does not have a share purchase plan, dividend reinvestment plan for its directors, officers and employees. However, the Company will, from time to time, grant individual stock options to its directors, officers or employees as an incentive pursuant to its incentive stock option plan.

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

Based on Insider Reports of the Company as at March 29, 2006, and to the knowledge of management of the Company, the following shareholders were the beneficial owners of 5% or more of the outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
John Tognetti	7,136,181 (1)	10.71%
Carlos Pavao	Exact number not available	5%(1)
Sprott Asset Management	7,625,350(2)	11.4%

(1)	Exact number of common shares not known.
(2)	Per 13G December 31, 2005 - previous 13G filed June 10, 2005 listed 3,583,300 shares

None of the foregoing shareholders have voting rights different from the voting rights of other shareholders. There are no known arrangements that would result in a change of control of the Company.

Record Holders Resident in the United States

Based upon the Company’s knowledge, and according to the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., the following table sets forth certain information regarding record holders of the Company’s equity securities resident in the United States as of March 29, 2006:

Title of Class of Securities	No. of Registered Holders Resident in the U.S.	Total Shares Outstanding	Shares Held by U.S. Residents (Registered)	Percentage Held by U.S. Residents
Common Shares	11	66,611,837	689,110	1.03%

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

David Reid is a director of the Company and a partner at the law firm Davis & Company. For the fiscal year ended December 31, 2005, Davis & Company invoiced the Company $302,000 net of a fee reduction granted to the Company’s subsidiary Toquima, in relation to the planned IPO that was not completed.

During 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”) whereby TLC can acquire a 100% interest in the Company’s Point Leamington Property. At the time of the transaction, the Company and TLC had one common director, Douglas Forster. The Company and TLC negotiated the agreement based on commercial terms.

Transactions with Africo Resources Ltd., an equity accounted investment, consisted of share purchases mentioned previously and reimbursement by Africo of $101,000 in administrative service costs and feasibility costs.

See note 4, “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company for 2005.

The Company has entered into indemnity agreements with directors J. Garfield MacVeigh, David W. Adamson, and David R. Reid. The Company has agreed to indemnify those individuals from all claims in connection with actions taken by reason of their positions as directors (and where applicable, officers) of the Company, provided that the director acted honestly and in good faith with a view to the best interests of the Company, and in the case of a criminal or administrative claim, action, proceeding or investigation, the director had reasonable grounds for believing that his conduct was lawful. The agreements are subject to the requirements of the old Company Act. Section 118 of the Company Act requires a director, in exercising the director’s power and performing the director’s functions, to act honestly and in good faith and in the best interests of the Company. Section 120 of the Company Act requires every director who is in any way interested in a proposed contract or transaction with the Company to disclose the nature and extent of the director’s interest at a meeting of the directors. Section 120 requires that the disclosure occur at the meeting at which a proposed contract or transaction is first considered, or, if the director was not present at such meeting, at the first meeting after the director becomes interested, or at the first meeting after the relevant facts come to the director’s knowledge. Section 121 renders a director liable to account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he or she discloses his or her interest, after the disclosure the proposed contract or transaction is approved by the directors, and he or she abstains from voting on the approval of the proposed contract or transaction, or unless the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by special resolution.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Included under Item 17 are the Consolidated Financial Statements of the Company (the “Financial Statements”), as at December 31, 2005 audited by De Visser Gray Chartered Accountants, independent Chartered Accountants. The Financial Statements are accompanied by the auditors report (the “Audit Report”) and related notes.

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

B. Significant Changes.

Since December 31, 2005 the date of the most recent financial statements, the following significant changes have occurred to March 29, 2006:

a)    On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property. See note 7.

b)    On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

c)    On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

d)    On February 8, 2006 the Company agreed to a plan of arrangement whereby all of the Company’s shares of Toquima Minerals Inc. (which holds all of the Company’s Nevada and Alaska properties) will be acquired by Carlin Gold Corp. (“Carlin”). Consideration to Rubicon, will consist of 4.3 million shares of Carlin (approximately 13% of outstanding Carlin shares after the arrangement) and 3.5 million shares (26%) of a new company (“Newco”) that will own Toquima’s Palmer, Alaska project. Should “Newco” be unable to complete an initial public offering, then Rubicon will receive 3.5 million more Carlin shares (7%) of Carlin, instead of the “Newco” shares and the Palmer property will remain a property of Carlin through its subsidiaries.

e)
The Company issued 120,960 common shares on exercise of warrants at prices ranging from $0.693 to $0.85 per share for cash proceeds of $101,639, issued 70,000 common shares on exercise of stock options at $0.83 per share for cash proceeds of $58,100 and issued 55,000 common shares pursuant to mineral property agreements, at prices ranging from $1.19 to $1.21 per share.

f)	See item 4A for discussion of accord with Africo Resources Ltd. board of directors and announcement of plan to make public offering.

g)
On March 29, 2006, the Company announced that they had entered into an agreement with an underwriting syndicate pursuant to which the syndicate agreed to purchase 6,800,000 common shares of the Company at a price of CAD $1.48 for aggregate proceeds of approximately CAD $10 million. The underwriters were granted an option to purchase an additional $1 million shares also at CAD $1.48. The company has agreed to pay a cash commission of 6% to the underwriters.

Item 9. The Offer and Listing

Not applicable.

C. Markets

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, U.S. Holders should be aware that recently enacted legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non

Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

Item 16B. Code of Ethics

The Company currently has a Code of Ethics before the Board of Directors for approval.

Item 16C. Principal Accountant Fees and Services

The Company’s audit committee appointed DeVisser Gray Chartered Accountants as independent auditors to audit the Company’s financial statements for the fiscal year ended December 31, 2005. The aggregate fees billed by De Visser Gray Chartered Accountants for professional services in the last two years are as follows:

	2005	2004
	$	$
Audit fees	17,000	21,500
Audit related fees	-	3,500
Tax fees	1,9550	1,750
All other fees	-	-
Total fees	18,950	26,750

These fees relate to the prior year’s financial statements and tax returns.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before De Visser Gray Chartered Accountants is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

•	approved by our audit committee; or

•
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

Item 16D. Exemption from the Listing Standards for Audit Committees

The Company’s audit committee complies with the rules of the American Stock Exchange as currently in effect. [The Company’s Audit Committee Charter is incorporated by reference as Exhibit 16.1 and available in print to any shareholder who requests it.]

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

RUBICON MINERALS CORPORATION

Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005
and
December 31, 2004

RUBICON MINERALS CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 13, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company’s independent auditors, Devisser Gray, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

“David Adamson”	“Robert Lewis”
David Adamson	Robert Lewis
President	Chief Financial Officer

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets and consolidated statements of mineral property costs of Rubicon Minerals Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flow for each of the years in the three year period ended December 31, 2005 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray”
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 24, 2006, except as at note 14, which is as at March 29, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 24, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

“De Visser Gray”
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 24, 2006, except as at note 14, which is as at March 29, 2006

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	As at December 31
	2005	2004

Assets
Current assets
Cash and cash equivalents	$2,810,503	$6,941,848
Amounts receivable	927,210	263,731
Prepaid expenses	23,373	64,202
	3,761,086	7,269,781

Investments (note 5)	6,546,411	3,177,783
Equipment (note 6)	51,228	56,604
Mineral property costs (note 7)	22,961,644	19,815,494
	$33,320,369	$30,319,662

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$519,961	$897,397

Non-controlling interest	407,479	474,340

Shareholders’ equity
Share capital (note 8(a))	45,610,692	39,184,721
Contributed surplus (note 8(b))	2,623,780	1,960,463
Deficit	(15,841,543)	(12,197,259)
	32,392,929	28,947,925
	$33,320,369	$30,319,662

See accompanying notes to the consolidated financial statements
Continuance of Operations (note 1)
Commitments (Note 10)
Subsequent events (Note 14)

Approved by the Board of Directors:
“David Adamson”	“John Brodie”
David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	For the years ended December 31
	2005	2004	2003

Expenses
Amortization	$17,412	$19,130	$12,543
Consulting	138,847	187,032	124,726
General mineral exploration	283,391	214,962	201,527
Investor relations	496,172	354,539	413,911
Office	200,922	220,635	119,189
Professional fees	304,741	238,463	186,221
Rent	84,418	59,127	68,634
Salaries	629,701	528,836	335,142
Stock-based compensation (notes 3 and 8(b))	683,671	983,380	556,046
Telephone	17,946	15,121	7,910
IPO costs of subsidiary	2,913	411,188	-
Re-organization costs (note 2)	129,210	-	-
Transfer agent and regulatory filing fees	112,797	130,095	153,341
Travel and accommodation	28,804	35,225	28,417
Write-off of mineral property costs	1,715,674	1,713,144	231,388

Loss before other items	(4,846,619)	(5,110,877)	(2,438,995)
Corporate capital tax expense	-	-	(47,012)
Interest and miscellaneous income	82,232	150,018	153,910
Option and administration fees in excess of property costs	119,606	-	-
Gain on sale of investments	76,765	694,769	19,703
Gain on settlement of debt	101,251	-	-
Loss on equity investment	(288,323)	(25,000)	-
Future income tax recovery (note 8(a))	1,043,943	-	-
Allocation of subsidiary’s loss to minority interest	66,861	208,254	-

Net loss for the year	(3,644,284)	(4,082,836)	(2,312,394)
Deficit, beginning of year	(12,197,259)	(8,114,423)	(5,802,029)
Deficit, end of year	$(15,841,543)	$(12,197,259)	$(8,114,423)

Basic and diluted loss per common share	$(0.06)	$(0.08)	$(0.05)
Weighted average number of common shares outstanding	60,223,727	52,919,912	43,240,383

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	For the years ended December 31
	2005	2004	2003
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$(3,644,284)	$(4,082,836)	$(2,312,394)
Adjustment for items which do not involve cash:
Amortization	17,412	19,130	12,543
Stock-based compensation	683,671	1,100,980	556,046
Write-off of mineral property costs	1,715,674	1,713,144	231,388
Gain on sale of investments	(76,765)	(694,769)	(19,703)
Loss on equity investment	288,323	25,000	-
Future income tax recovery	(1,043,943)	-	-
Allocation of subsidiary’s loss to minority interest	(66,861)	(208,254)	-
	(2,126,773)	(2,127,605)	(1,532,120)
Changes in non-cash working capital components:
Prepaid expenses	40,829	(43,798)	(14,948)
Amounts receivable	(663,479)	689,334	(768,668)
Accounts payable and accrued liabilities	(525,011)	(46,049)	(85,553)
	(3,274,434)	(1,528,118)	(2,401,289)
Investing Activities*
Mineral property costs	(6,354,538)	(8,599,220)	(9,317,324)
Purchase of equipment	(12,036)	(31,631)	(17,692)
Purchase of investments	(4,151,793)	(4,004,193)	(300,000)
Proceeds on sales of investments	804,233	2,489,294	33,737
Cash acquired in capital transaction	-	-	714,031
	(9,714,134)	(10,145,750)	(8,887,248)
Financing Activities*
Common shares issued for cash	8,200,368	3,628,330	17,700,909
Share issue costs	(902,328)	(413,658)	(1,238,338)
Recovery of property costs incurred	1,495,182	3,857,365	4,677,732
Management and administration fees received	64,001	241,605	290,342
	8,857,223	7,313,642	21,430,645

Net cash (used) provided during the year	(4,131,345)	(4,360,226)	10,142,108
Cash and cash equivalents, beginning of year	6,941,848	11,302,074	1,159,966
Cash and cash equivalents, end of year	$2,810,503	$6,941,848	$11,302,074

During the year, the Company paid and received interest as follows:

Interest received	$69,128	$157,149	$134,626
Interest paid	$26,249	$1,137	$2,874

*Supplemental Disclosure of Non-Cash Investing and Financing Activities - Refer to Note 11.
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$2,766,606	$360,092	$-	$3,126,698	$265,742	$-	$3,392,440
Exploration costs
Geological and geochemical	1,188,210	80,818	-	1,269,028	141,655	-	1,410,683
Drilling	1,876,454	1,731,442	-	3,607,896	2,067,733	-	5,675,629
Geophysical	99,802	1,345	-	101,147	-	-	101,147
Travel and accommodation	96,221	40,529	-	136,750	46,291	-	183,041
Other	29,659	1,637	-	31,296	760	-	32,056
	6,056,952	2,215,863	-	8,272,815	2,522,181	-	10,794,996

Other Red Lake Properties
Acquisition and option payments	595,957	73,768	(230,862)	438,863	112,564	(77,750)	473,677
Exploration costs
Geological and geochemical	614,503	289,371	(167,157)	736,717	360,778	(142,682)	954,813
Drilling	548,862	676,490	(628,929)	596,423	593,823	(567,127)	623,119
Geophysical	297,088	78,641	(95,419)	280,310	-	-	280,310
Travel and accommodation	40,783	47,339	(18,652)	69,470	24,083	(13,890)	79,663
Other	3,118	-	(137)	2,981	32,511	(18)	35,474
Administration fees (earned)	(370,962)	-	(65,082)	(436,044)	-	(23,650)	(459,694)
	1,729,349	1,165,609	(1,206,238)	1,688,720	1,123,759	(825,117)	1,987,362

McCuaig JV Project
Acquisition and option payments	79,940	24,000	-	103,940	6,000	-	109,940
Exploration costs
Geological and geochemical	414,334	57,552	(32,385)	439,501	12,438	(2,569)	449,370
Drilling	992,186	252,436	(100,975)	1,143,647	582	-	1,144,229
Geophysical	27,682	-	(257)	27,425	-	-	27,425
Travel and accommodation	27,192	7,904	(2,904)	32,192	-	-	32,192
Other	1,400	1,000	(400)	2,000	-	-	2,000
Administration fees (earned)	(16,886)	-	(10,492)	(27,378)	-	(257)	(27,635)
	1,525,848	342,892	(147,413)	1,721,327	19,020	(2,826)	1,737,521

English Royalty Division
Acquisition and option payments	525,438	249,952	(604,058)	171,332	44,575	(140,907)	75,000
Exploration costs
Geological and geochemical	86,420	158,449	-	244,869	113,879	-	358,748
Travel and accommodation	2,328	3,201	-	5,529	3,590	-	9,119
Other	23	84	-	107	-	-	107
	614,209	411,686	(604,058)	421,837	162,044	(140,907)	442,974
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
ONTARIO (continued)
Other Ontario Properties
Acquisition and option payments	$41,310	$-	$(41,310)	$-	$-	$-	$-
Exploration costs		-		-	-	-	-
Geological and geochemical	22,722	-	(22,722)	-	-	-	-
Geophysical	56,362	-	(56,362)	-	-	-	-
Travel and accommodation	1,322	-	(1,322)	-	-	-	-
	121,716	-	(121,716)	-	-	-	-

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	308,578	86,408	(150,744)	244,242	-	-	244,242
Exploration costs
Geological and geochemical	429,479	90,306	(72,340)	447,445	41,030	-	488,475
Drilling	-	224,058	(100,000)	124,058	-	-	124,058
Geophysical	57,197	-	(56,715)	482	-	-	482
Travel and accommodation	10,026	1,277	(734)	10,569	231	(38)	10,762
Other	450	3,130	-	3,580	-	-	3,580
	805,730	405,179	(380,533)	830,376	41,261	(38)	871,599

Golden Promise Trend Properties
Acquisition and option payments	289,611	219,495	(360,680)	148,426	141,912	(87,000)	203,338
Exploration costs
Geological and geochemical	238,642	622,733	(608,021)	253,354	292,631	(141,209)	404,776
Drilling	108,505	392,168	(328,608)	172,065	16,218	(9,824)	178,459
Geophysical	117,321	-	(62,742)	54,579	750	-	55,329
Travel and accommodation	6,355	16,188	(14,807)	7,736	7,402	(4,389)	10,749
Other	-	296	(296)	-	71	(71)	-
Administration fees (earned)	(74,203)	-	(104,641)	(178,844)	-	(11,857)	(190,701)
	686,231	1,250,880	(1,479,795)	457,316	458,984	(254,350)	661,950

Avalon Trend Properties
Acquisition and option payments	102,566	109,725	(52,508)	159,783	30,044	(120,889)	68,938
Exploration costs
Geological and geochemical	296,213	339,711	(380,247)	255,677	49,427	(109,299)	195,805
Drilling	-	263,443	(263,443)	-	7,163	(7,163)	-
Travel and accommodation	4,497	2,115	(2,433)	4,179	437	(561)	4,055
Other	-	1,366	(641)	725	418	(1,143)	-
Administration fees (earned)	-	-	(42,671)	(42,671)	-	26,220	(16,451)
	403,276	716,360	(741,943)	377,693	87,489	(212,835)	252,347

Glenwood-Botwood Trend Properties
Acquisition and option payments	323,842	246,707	(168,199)	402,350	306,750	(33,568)	675,532
Exploration costs
Geological and geochemical	581,843	502,002	(68,856)	1,014,989	767,521	(241,759)	1,540,751
Drilling		395,568	(104,467)	291,101	374,997	-	666,098
Geophysical	236,806	39,279	(20,056)	256,029	34,158	(31,158)	259,029
Travel and accommodation	5,849	5,534	(1,357)	10,026	5,215	-	15,241
Administration fees (earned)	(39,887)	-	(3,026)	(42,913)	-	(24,811)	(67,724)
	1,108,453	1,189,090	(365,961)	1,931,582	1,488,641	(331,296)	3,088,927
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
NEWFOUNDLAND GOLD PROPERTIES (continued)
New World Trend Property
Acquisition and option payments	$16,090	$53,600	$-	$69,690	$37,850	$-	$107,540
Exploration costs
Geological and geochemical	233,879	69,566	-	303,445	27,013	-	330,458
		567	-	567	1,583	-	2,150
Travel and accommodation	1,817	43	-	1,860	14	-	1,874
	251,786	123,776	-	375,562	66,460	-	442,022

GNP Trend Property
Acquisition and option payments	34,171	-	(34,171)	-	-	-	-
Exploration costs
Geological and geochemical	27,257	-	(27,257)	-	-	-	-
Travel and accommodation	3,373	-	(3,373)	-	-	-	-
	64,801	-	(64,801)	-	-	-	-

Base Metal Properties
Acquisition and option payments	284,891	44,599	(239,798)	89,692	36,790	(76,493)	49,989
Exploration costs
Geological and geochemical	390,408	8,994	(150,631)	248,771	125,460	(4,500)	369,731
Drilling	516,168	66,542	(290,976)	291,734	193,164	-	484,898
Geophysical	169,902	-	(87,265)	82,637	-	-	82,637
Travel and accommodation	33,270	1,193	(12,476)	21,987	-	-	21,987
Other	9,094	-	(8,869)	225	-	-	225
Administration fees (earned)	(84,947)	-	84,947	-	-	-	-
	1,318,786	121,328	(705,068)	735,046	355,414	(80,993)	1,009,467

BRITISH COLUMBIA
Axelgold and Thumb Peak
Acquisition and option payments	435,838	-	(435,838)	-	-	-	-
Exploration costs
Geological and geochemical	58,715	601	(59,316)	-	-	-	-
Drilling	1,099	151	(1,250)	-	-	-	-
Travel and accommodation	2,943	-	(2,943)	-	-	-	-
Administration fees (earned)	(63,860)	-	63,860	-	-	-	-
	434,735	752	(435,487)	-	-	-	-

NUNAVUT, BAFFIN ISLAND
Incognita Joint Venture Property
Acquisition and option payments	84,048	65,000	(149,048)	-	-	-	-
Exploration costs
Geological and geochemical	87,097	(66,677)	(20,420)	-	-	-	-
Drilling	32,758	97,050	(129,808)	-	-	-	-
Geophysical	14,151	-	(14,151)	-	-	-	-
Travel and accommodation	4,294	8,000	(12,294)	-	-	-	-
Other	354	22,178	(22,532)	-	-	-	-
Administration fees (earned)	(197,608)	-	197,608	-	-	-	-
	25,094	125,551	(150,645)	-	-	-	-
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	$908,389	$136,566	$-	$1,044,955	$105,480	$(941,020)	$209,415
Exploration costs
Geological and geochemical	209,932	161,300	-	371,232	3,609	-	374,841
Drilling	682,215	-	-	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003	-	-	18,003
Other	18,013	-	-	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)	-	-	(76,483)
	1,760,069	297,866	-	2,057,935	109,089	(941,020)	1,226,004

ARIZONA
Yuma King Property
Acquisition and option payments	-	54,202	-	54,202	6,340	(60,542)	-
Exploration costs
Geological and geochemical	-	16,484	-	16,484	23	(16,507)	-
Travel and accommodation	-	1,188	-	1,188	210	(1,398)	-
-		71,874	-	71,874	6,573	(78,447)	-

NEVADA
Other Properties
Acquisition and option payments	369,783	419,572	(23,505)	765,850	140,110	(614,317)	291,643
Exploration costs
Geological and geochemical	-	118,794	(11,233)	107,561	72,608	(25,337)	154,832
	369,783	538,366	(34,738)	873,411	212,718	(639,654)	446,475

Mineral Property Costs	$17,276,818	$8,977,072	$(6,438,396)	$19,815,494	$6,653,633	$(3,507,483)	$22,961,644

Property Costs Written-off
The composition of the write-off figures by property classification is as follows:

	2005	2004	2003
Other Red Lake Properties	$-	$226,527	$6,457
Other Ontario	-	121,716	-
Avalon Trend Properties	195,554	-	-
Golden Promise Trend Properties	6,186	-	-
Newfoundland Base Metal Properties	-	231,980	196,841
Other Newfoundland Properties	38	493,817	26,695
Nunavut Properties	-	150,645	-
British Columbia Properties	-	435,487	-
Other Properties	1,513,896	52,972	1,395
Total costs written-off	1,715,674	1,713,144	231,388
Aggregate cost recoveries and administration fees received	1,791,809	4,725,252	4,968,074
Gross write-offs and recoveries	$3,507,483	$6,438,396	$5,199,462
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

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $15.8 million at December 31, 2005 (2004 - $12.2 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable values of its assets may be materially less than the amounts recorded on the balance sheets.

2.  PROPOSED RE-ORGANIZATION

On November 21, 2005, the Company announced that it intended to complete a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring the Company is to continue to hold its Ontario properties and USA properties (subsequently superceded by the proposed disposition of the USA properties under the agreement with Carlin Gold Corp. and related Plan of Arrangement announced subsequent to the year end - refer to note 14). One of the newly-created companies is to hold all of the Company’s Newfoundland properties. The other newly created company is to hold all of the Company’s investment in Africo Resources Ltd. The proposed reorganization of the Company will be accomplished by way of a statutory Plan of Arrangement and is subject to shareholder, regulatory and court approvals.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 13, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”) and requirements promulgated by the Securities and Exchange Commission. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its 60.4%-owned subsidiary, Toquima Minerals Corporation (“Toquima”). The investment in Africo Resources Ltd. is accounted for on the equity basis.

All intercompany balances have been eliminated.

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

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company’s management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2005, the Company does not have any asset retirement obligations.

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

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments and Financial Risk

The Company’s financial instruments consists of cash, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares or the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation. The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Except for flow-through share issues, the Company’s accounting policy for future income taxes currently had no effect on the financial statements of any of the fiscal years presented.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

4.  RELATED PARTY TRANSACTIONS

During 2005, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $379,857 (2004 - $664,277; 2003 - $291,791), including amounts paid or accrued by the Company’s subsidiary, Toquima, amounting to $28,807 (2004 - $254,471). The fees are recorded within professional expenses, IPO costs of subsidiary (Toquima), mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2005, this law firm is owed $9,884 (2004 - $277,521; 2003 - $62,569). These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates. In addition, during 2005, this law firm also billed nil (2004 - $53,920) in legal fees to Africo Resources Ltd., a long-term investment of the Company, accounted for by the equity method. During 2005, this firm agreed to settle debts of Toquima resulting in a reduction of fees payable of $77,234. All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

During 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”) , whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for a total of 300,000 common shares of TLC and $250,000 in cash, both payable over 3 years. The Company and TLC had a common director at the time the Company entered into this option agreement. The option agreement was incurred in the normal course of business and all payments are recorded at their fair value amounts.

5. INVESTMENTS

The Company owns common shares in public and private companies as follows:

	2005		2004
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Public companies	361,978	351,416	814,414	611,927
Private company (a)	6,184,433	- *	2,363,369	- *
	6,546,411	351,416	3,177,783	611,927

* - The fair value of each outstanding common share of this private company is not readily determinable

(a)	Investment in Africo Resources Ltd. (“Africo”)

During 2004, the Company acquired a 60% interest in Africo, a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. During 2004, the Company resold part of its investment for a gain of $684,174. As at December 31, 2005, the Company owned 37.4% of Africo (2004 - 35.6%).

Changes in the investment are summarized as follows:

	2005	2004

Balance, beginning of the year	$2,363,369	$-

Changes during the year:
Net participation in Africo equity financings	4,109,387	3,748,585
Partial sale of investment	-	(1,533,332)
Other investment costs	-	173,116
Equity interest in losses of Africo	(288,323)	(25,000)

Balance, end of the year	$6,184,433	$2,363,369

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

6. EQUIPMENT

			December 31 2005			December 31 2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Furniture and fixtures	$52,570	$37,332	$15,238	$52,570	$33,523	$19,047
Computer equipment	108,558	74,251	34,307	97,238	61,975	35,263
Software	5,731	4,048	1,683	5,016	2,722	2,294

	$166,859	$115,631	$51,228	$154,824	$98,220	$56,604

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

Other Red Lake Properties

Manitou Property

During the year, the Company optioned the Manitou Property, consisting of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario. The Company has the right to acquire a 100% interest in the property by making payments of $210,000 ($15,000 paid) cash and 70,000 shares over three years.

7.  PROPERTY INTERESTS (continued)

Option Agreement with Goldcorp Inc.

During 2003, the Company granted an option to Goldcorp Inc. (“Goldcorp”) to earn up to a 70% interest the Sidace Lake, Red Lake North and Adams Lake Properties, whereby Goldcorp must spend $5,000,000 in exploration expenditures. Goldcorp did not fulfill the expenditure requirement for 2005 and so the option terminated at December 31, 2005.

The Sidace Lake and Red Lake North Properties are comprised of 45 unpatented claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas. The Planet claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

The Adams Lake Property optioned to Goldcorp Inc. is comprised of 34 unpatented claims (224 units) in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement). The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

DMC Properties

Meunier Property

The Company has a 100% interest in 118 unpatented claims (222 units), which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000. The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), a 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and a 1% NSR royalty on 27 claims. Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company acquired a 100% interest in 16 unpatented claims (90 units) in Dome and McDonough townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Red Lake East Property

The Company acquired a 100% interest in 95 unpatented claims (454 units) in the McDonough, Balmer and Bateman townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Option agreement with Agnico-Eagle Mines Ltd.

On September 23, 2005, the Company signed a letter agreement with Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) whereby Agnico-Eagle has the right to earn a 51% interest in a portion of the DMC properties (totaling 130 claims, 263 units) by incurring exploration expenditures of $2.25 million over 3 years including $500,000 in year one and making cash payments to the Company of $110,000 including $25,000 in year one. Upon vesting, Agnico-Eagle can increase its interest up to 65% by incurring $1 million of exploration expenditures for each 1%.

Slate Bay Property

The Company acquired a 100% interest in 28 unpatented claims (146 units) located in Todd township. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Option Agreement with Kings’ Bay Gold Corp. (“Kings Bay”)

During 2005, the Company optioned the property to King’s Bay whereby King’s Bay could earn a 51% interest in the property by spending $2.75 million in exploration costs, issuing 25,000, and $90,000 worth, of King Bay shares and paying $100,000 cash. Subsequent to the year end, Kings Bay terminated the option. Refer to note 14.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

7.  PROPERTY INTERESTS (continued)

Humlin Property

The Company acquired a 100% interest in 9 unpatented claims (216 units) located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell agreement.

East Bay Property

The Company has two option agreements to acquire a 100% interest in 83 unpatented mining claim units as follows:

Herbert Option

The Company acquired a 40% interest in 23 unpatented claims (42 units) located in the Bateman and Blackbear townships. The Company has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($39,000 paid) and issuing 60,000 common shares (60,000 issued). The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.0 million.

Seargeant Property

The Company has an option to acquire a 100% interest in 2 unpatented claims (2 units) located in the Blackbear township by making cash payments of $55,000 ($35,000 paid) by October 20, 2006. The property is subject to a 2% NSR royalty of which the Company may purchase 50% for $750,000.

McCuaig JV Property

The Company earned a 60% interest in 3 unpatented claims (10 units) in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000. The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may, with its joint venture partner, purchase 50% of the NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

Option Agreement with Redstar Resources Corporation (“Redstar”)

During 2002, the Company granted Redstar the right to earn up to a 70% interest in several of Rubicon’s properties (a total of 221 claim units) at the western end of the Red Lake gold camp. The optioned properties included Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties in which the Company has a 100% interest.

Pursuant to the terms of this agreement, during 2004, Redstar issued 250,000 shares to the Company and completed $450,000 worth of exploration expenditures.

During 2005, the Company renegotiated the option agreement with Redstar, whereby under the new agreement Redstar made an initial cash and share payment of $9,000 and 250,000 Redstar shares. Redstar was then required to make additional cash payments of $84,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in exploration expenditures over a four year period to earn a 51% interest in the properties.

Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding a bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

7. PROPERTY INTERESTS (continued)

English Royalty Division (“ERD”)

During 2003, the Company acquired the underlying interests in 74 mineral properties for cash consideration of $500,000 and share consideration of 25,000 shares valued at $287,500. Most of the properties had option agreements with third parties, including 14 with the Company. Accordingly, this agreement reduced the Company’s aggregate property payments due under these pre-existing options by $414,000.

Properties included in the ERD are not explored by the Company but are held for the purpose of earning option and royalty income and deriving potential increases in value from successful exploration by optionees. The Company continues to add properties to the ERD with new option agreements and drop properties that it is unable to option after reasonable efforts. At December 31, 2005, the ERD included 33 (2004 - 51) properties with option agreements.

During 2003, 2004 and 2005, the Company recorded cash and share receipts (before costs) of $1,140,273 in connection with third party option payments received pursuant to the ERD.

NEWFOUNDLAND

Golden Promise Trend Properties

The Company has a 100% interest in approximately 2,353 claims acquired by staking. In addition, the Company has entered into four option agreements to earn a 100% interest in 489 claims by making cumulative cash payments of $382,000 ($297,000 paid) and common share issuances of 170,000 (170,000 issued or cash in lieu paid). The properties are subject to 2.0% - 2.5% NSR royalties on the optioned claims and the Company has the right to buy back 1.0% - 1.5% of the NSR royalties for $1 million - $1.5 million at any time.

Option Agreement with Placer Dome (CLA) Limited (“Placer”)

In August 2003, the Company optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer. During 2005, Placer terminated the agreement after incurring $1.8 million of exploration expenditures.

Option Agreement with Crosshair Exploration and Mining Corp. (“Crosshair”)

The Company has optioned a 60% interest in eleven mineral licenses known as the Victoria Lake Option (South Golden Promise, Barren Lake and Victoria Lake properties) to Crosshair in consideration for Crosshair incurring $1.75 million in exploration expenditures and issuing 400,000 common shares (300,000 issued) to the Company.

Glenwood-Botwood Gold Trend

The Company has a 100% interest in 1187 claims (reduced from 1912) acquired by staking. In addition, the Company has entered into ten option agreements to earn a 100% interest in a total of 680 claims (reduced from 879) for aggregate consideration of $973,360 in cash ($533,860 paid) and the issuance of 422,000 common shares, (251,000 issued or cash in lieu paid). The properties are subject to NSR royalties varying from 2-3% of which 50%- 60% can be purchased for varying amounts between $1 million to $3.0 million at any time. Annual advanced royalty payments that vary from $7,500 to $25,000 must be made on several properties starting in 2007. Claims subject to option agreements with third parties are as follows:

Huxter Lane Joint Venture Agreement with Meridian Gold Inc. (“Meridian”)

During the year ended December 31, 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make the underlying cash payments to the vendor and by paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

7. PROPERTY INTERESTS (continued)

Wings Point and Glenwood Option Agreements with Crosshair Exploration Mining Corp. (“Crosshair”)

The Company optioned a 60% interest in the Wings Point Property and the Glenwood Break Property to Crosshair. During 2005, Crosshair terminated its option on the project.

Avalon Gold Trend - Berg Property

The Company acquired a 100% interest in 271 claims (6775 hectares) for aggregate cash consideration of $75,000. The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.5million. Annual advance royalty payments of $15,000 per year begin in November 2007.

Avalon Option Agreement with IAMGold Corporation (“IAMGOLD”)

In February 2004, the Company entered into an agreement with IAMGold Corporation (“IAMGold”), whereby IAMGold could earn an initial 55% interest in the Avalon claims. During 2005, IAMGold terminated its option on the project after incurring a total of approximately $600,000 of exploration expenditures and making $42,750 of underlying property payments.

New World Gold Trend

The Company acquired a 100% interest in 231 claims (reduced from 455) for aggregate cash consideration of $57,000 (paid) and the issuance of an aggregate of 45,000 common shares (issued). The property is subject to a 2.0% NSR royalty, of which the Company may purchase 50% for $1 million. Annual advanced royalty payments of $15,000 are required starting on April 19, 2007.

Star Track Gold Trend

The Company has an option to acquire a 100% interest in 158 claims (3950 hectares). Cash payments of $62,000 and share payments of 150,000 have been issued. An amending agreement allows for a postponed final payment later in 2006. The property is subject to a 2% NSR of which 50% can be purchased for $1,000,000. No work was conducted on the property in 2005.

Base Metal Properties

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 25% for $500,000.

Option Agreement with TLC Ventures Corp. (“TLC”)

During 2004, the Company completed an option agreement with TLC, whereby TLC can acquire a 100% interest in the Point Leamington Property in exchange for a total of 225,000 common shares of TLC and $200,000 in cash, both payable over 3 years. As at December 31, 2005, the Company had received 225,000 common shares and $175,000 in cash. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds in excess of consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty.

Seal Bay Property

The Company has completed exploration expenditures of $205,000 in 2005 (total $700,000) to earn a 51% interest according to an amended agreement dated July 15, 2002 and is in the process of formalizing a joint venture with the optionor.

West Cleary Property

The Company holds a 51% interest in one mineral license.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

7.	PROPERTY INTERESTS (continued)

Victoria Lake 10188M Property

The Company can earn 100% interest in the property (2 mineral licenses, 139 claims) by making cash payments totaling $60,000 ($15,000 paid) and 40,000 Company shares (5,000 paid). The agreement is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%.

Harpoon Property

The Company can acquire a 100% interest in the 5 mineral licences (225 claims) by completing option payments totaling $95,000 ($25,000 paid) and 10,000 common shares (10,000 paid) over 3 years. The property is subject to a 2.0% NSR of which 1.0% can be purchased by the Company for $1.0 million with a right of first refusal on the remaining 1.0%.

UNITED STATES OF AMERICA

Alaska - Palmer Property

The Company’s controlled subsidiary, Toquima, has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska.

To maintain the lease, Toquima is required to make annual advance royalty payments of US$42,500 and pay annual assessment fees to the Federal Bureau of Land Management of US$34,000. The Company was also required to issue a total of 200,000 common shares (issued). The lease is subject to a 2.5% net smelter return (“NSR”) royalty of which Toquima may purchase portions up to a maximum of 1.5% as follows: 0.5% for US$1 million at any time before the sixth anniversary of the date of the mineral lease; 0.5% for US$2 million before the seventh anniversary; and 0.5% for US$3 million before the tenth anniversary. Toquima has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease.

Nevada Properties

Toquima has option agreements to acquire 100% interests in 9 properties in Nevada, USA for various payments of cash and shares of its subsidiary Toquima. During 2005, Toquima granted the following options: to Newmont Mining Corp., the option to earn a 60% interest in the LHT property, to Romarco Minerals Inc., the option to earn a 60% interest in the Pine Grove property, and to Piedmont Mining Corp., the option to earn a 51% interest in the Dome/HiHo property .

Subsequent to December 31, 2005, Toquima announced an agreement with Carlin Gold Corporation (“Carlin”), whereby Carlin will issue 6,772,226 common shares to Toquima’s shareholders on a pro-rata basis in respect to the acquisition of Toquima’s mineral property interests in Nevada. Concurrently, pursuant to a Plan of Arrangement, Toquima’s current shareholders will receive 5,540,913 special warrants exchangeable to acquire an equal number of common shares of a new company, Constantine Metal Resources Ltd. (“Constantine”), in the event of Constantine completing an Initial Public Offering (“IPO”) under certain specified conditions. Constantine will, prior to this transaction, acquire Toquima’s interest in the Alaskan Palmer property. Should the IPO not complete under the conditions specified, the special warrants will become exercisable to acquire common shares of Carlin and Constantine will become a subsidiary of Carlin through Carlin’s ownership of the common shares of Toquima.

These transactions remain subject to the approval of Toquima’s shareholders and regulatory consents.

Refer also to note 14(d).

At December 31, 2005, the Company has adjusted downward on a pro-rata basis the carrying amounts of the Palmer and Nevada properties in its accounts to reflect the Constantine and/or Carlin shares that will ultimately be received in exchange for these interests, plus the current $407,479 non-controlling interest in the net assets of Toquima, which will also be eliminated upon the disposition of that company. The adjusted $1,265,000 net carrying amount reflects approximately 7.9 million shares at $0.16 per share based on the trading price of Carlin shares on January 12, 2006, which was the date that the managements of Toquima and Carlin signed a Letter of Understanding in respect to the Plan of Arrangement.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

8. SHARE CAPITAL

a)  Authorized share capital consists of an unlimited number of common shares without par value.

	2005		2004		2003
	Number of Shares	$	$Number of Shares	$	$Number of Shares	$
Balance, beginning of year	55,006,031	39,184,721	52,184,631	35,911,629	34,032,251	18,737,677
Private placements (1) and (2)	10,232,000	6,420,989	2,093,412	2,398,702	13,979,329	14,389,958
Mineral properties	159,000	151,520	123,827	164,372	602,811	711,381
Stock options exercised (3)	300,000	338,087	79,000	80,685	1,547,500	583,125
Warrants exercised	482,493	559,318	525,161	629,333	2,022,740	1,489,488
Flow-through renunciation (4)	-	(1,043,943)	-	-	-	-
Balance, end of year	66,179,524	45,610,692	55,006,031	39,184,721	52,184,631	35,911,629

(1)	1,000,000 (2004 - 2,093,412; 2003 - 2,000,000) shares were issued under flow-through share purchase agreements.
(2)	Net of issue costs of$979,811 (2004 - $532,075; 2003 - 1,238,338).
(3)	Inclusive of the original $97,837 (2004 - $12,465; 2003 - nil) fair value of these options re-allocated from contributed surplus to share capital on exercise.
(4)
The Company renounced $2,930,777 in flow through expenditures in February 2005 to investors with an effective date of December 31, 2004. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $1,043,943 was based on a tax rate of 35.62% applied to the temporary difference of $2,930,777. See Note 3.

b)  Stock Options

The Company has an incentive stock option plan authorizing the Company to issue up to 7,877,415 incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The term of each grant shall be no greater than 10 years from the date of grant. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2005, 2004 and 2003.

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year (1)	3,486,625	1.11	2,440,000	1.00	3,117,500	0.67
Granted	2,310,000	1.10	1,435,000	1.35	895,000	1.06
Exercised	(300,000)	0.79	(79,000)	0.86	(1,547,500)	0.38
Expired/Cancelled	(681,625)	1.29	(309,375)	1.31	(25,000)	0.46
Outstanding at end of fiscal year (1) and (2)	4,815,000	1.10	3,486,625	1.11	2,440,000	1.00
Exercisable at end of fiscal year	3,349,288	1.10	3,486,625	1.11	2,440,000	1.00

(1) 125,000 options granted to a director in 2003 were incorrectly cancelled in 2003. These options are now shown as outstanding as at December 31, 2003 and 2004.
(2) At December 31, 2005, the weighted-average remaining contractual life of stock options outstanding is 3.0 years (2004 - 3.88).

The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2005	2004	2003
Balance at beginning of year	$1,960,463	$753,531	$197,485
Stock-based compensation	683,671	1,100,980	556,046
Share issuance costs	77,483	118,417	-
Fair value of stock options allocated to shares issued on exercise	(97,837)	(12,465)	-
Balance at end of year	$2,623,780	$1,960,463	$753,531

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

8. SHARE CAPITAL (continued)

The fair value of employee options, agents options and agents warrants included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate (%)	3.6%	4.5% - 5%	5%
Expected life (years)	4.6 years	2 - 5 years	2 - 10 years
Expected volatility (%)	40%	65% -80%	50%
Expected dividend yield (%)	0%	0%	0%

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

December 31, 2005
Type of Issue		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
Stock Options		100,000	0.67	4.67
		150,000	0.74	4.70
		1,000,000	0.83	1.48
		225,000	0.84	1.55
		200,000	0.86	4.96
		20,000	0.99	1.48
		100,000	1.15	1.52
		200,000	1.16	1.44
		20,000	1.17	7.81
		1,750,000	1.18	3.58
		370,000	1.21	4.00
		680,000	1.48	3.08
Total Stock Options	(1)	4,815,000	1.10	3.00

Warrants and Agent Options		298,634	1.40	1.01
	(3)	244,648	0.693	1.62
		4,616,000	0.85	1.62
Total Warrants and Agent Options	(1)(2)	5,159,282	0.87	1.59

(1)	Subsequent to December 31, 2005, additional options were granted and options and warrants were exercised, cancelled or expired. See note 13.
(2)	Warrants include compensation options and warrants paid to financing agents.
(3)	Agent compensation options include options for 244,648 units exercisable for $0.693 consisting of 1 share and ½ share purchase warrant with an expiry of 1.62 years from year end.

9. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

10. COMMITMENTS

a)	At December 31, 2005, the Company has $383,418 in remaining lease payments for the use of its Vancouver office to September, 2010.

b)
At December 31, 2005, the Company is committed to incur $112,497 (2004 - 2,930,777; 2003 - $1,174,832) in eligible exploration expenditures prior to December 31, 2006 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

c)
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing (Note 7). These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

11. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the fiscal year ended December 31, 2005, the Company issued 159,000 (2004 - 123,827; 2003 - 602,811) of its common shares at a value of $151,520 (2004 - $164,372; 2003 - $711,381) for mineral properties, and received common shares of other companies valued at $232,626 (2004 - $626,282; 2003 - $340,748) pursuant to the terms of property and joint venture agreements. Included in accounts payable and accrued liabilities at December 31, 2005 is $147,575 (2004 - $213,480; 2003 - $210,011) of mineral property costs.

12. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2005	2004
	$	$

Net loss for the year	(3,644,284)	(4,082,836)

Expected income recovery	(1,290,219)	(1,445,373)
Net adjustment for amortization, deductible and non-deductible amounts	684,483	784,755
Unrecognized benefit of current non-capital loss	605,736	660,618
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2005	2004
	$	$

Future income tax assets:
Net mineral property carrying amounts in excess of tax pools	(7,782,757)	(5,195,884)
Equipment tax pool in excess of carrying value	116,922	99,510
Non-capital loss carryforwards	8,155,257	5,365,934
	489,422	269,560
Valuation allowance	(489,422)	(269,560)
Net future tax assets	-	-

The Company has non-capital losses of approximately $8 million (2004 - $5.4 million), which are available to reduce future taxable income in Canada and the United States and which expire between 2006 and 2025. Subject to certain restrictions the Company also has mineral property expenditures of approximately $17 million (2004 - $15.1 million) available to reduce taxable income in future years. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (g) provide a summary of the impact on line items in these financial statements that would result from the application of US accounting principles to mineral property costs, and also the impact of flow-through share issuances as described at note 13 h) ii).

		December 31
	2005	2004	2003
a) Assets
Mineral Property Costs
Mineral property costs following Canadian GAAP	$22,961,644	$19,815,494)	$17,276,818
Less balance of deferred mineral property costs	(22,961,644)	(19,815,494)	(17,276,818)
Mineral property costs following US GAAP	$-	$-	$-
b) Operations
Net loss following Canadian GAAP	$(3,644,284)	$(4,082,836)	$(2,312,394)
Mineral property costs expensed under US GAAP	(4,861,824)	(4,251,820)	(5,250,093)
Mineral property costs written-off under Canadian GAAP	1,715,674	1,713,144	231,388
Income from sale of tax benefits under US GAAP	140,000	367,665	480,000
Future income tax recovery under Canadian GAAP	(1,043,943)	-	-
Net loss under US GAAP	$(7,694,377)	$(6,253847)	$(6,851,099)
c) Loss Per Share
Loss per share and diluted loss per share under U.S. GAAP	$(0.11)	$(0.12)	$(0.16)
d) Deficit
Closing deficit following Canadian GAAP	$(15,841,543)	$(12,197,259)	$(8,114,423)
Adjustment to deficit for accumulated costs expensed under US GAAP, net of historical income and other items	(22,859,486)	(18,809,393)	(16,638,382)
Closing deficit under US GAAP	$(38,701,029)	$(31,006,652)	$(24,752,805)
e) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	$(3,274,434)	$(1,528,118)	$(2,401,289)
Add net loss following Canadian GAAP	3,644,284	4,082,836	2,312,394
Less net loss following US GAAP	(7,694,377)	(6,253,847)	(6,851,099)
Less write downs taken under Canadian GAAP	(1,715,674)	(1,713,144)	(231,388)
Add non-cash property expenditures (recoveries) expensed under US GAAP	66,469	(248,430)	900,843
Cash applied to operations under US GAAP	$(8,973,732)	$(5,660,703)	$(6,270,539)
f) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	$(9,714,134)	$(10,145,750)	$(8,887,248)
Add cash property costs expensed under US GAAP - net	6,354,538	8,599,220	9,317,324
Cash applied to investments under US GAAP	$(3,359,596)	$(1,546,530)	$430,076
g) Cash Flows - Financing Activities
Cash received from financing activities under Canadian GAAP	$8,857,223	$7,313,6427,313,642))	$21,430,645
Add income tax recovery recorded as share issue costs under Canadian GAAP	1,043,943	-	-
Less exploration recoveries included in income under US GAAP	(1,559,183)	(4,098,970)	(4,968,074)
Less premiums on flow-through share issuances included in income under US GAAP	(140,000)	(367,665)	(480,000)
Cash received from financing activities under US GAAP	$8,201,983	$2,847,007	$15,982,571

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

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

Accumulated Other Comprehensive Income - December 31, 2002	$(313)
Other Comprehensive Income - 2003*	36,491
Accumulated Other Comprehensive Income - December 31, 2003	36,178
Other Comprehensive Loss - 2004*	(238,665)
Accumulated Other Comprehensive Loss - December 31, 2004	(202,487)
Other Comprehensive Loss - 2005*	191,925
Accumulated Other Comprehensive Loss - December 31, 2005	$(10,562)

* - figures are inclusive of any amounts previously recognized in comprehensive income that are included in operations currently

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

	2005	2004	2003
Deferred tax benefit	$140,000	$367,665	$480,000

Refer also to note 13(b).

Inclusive of the reversal of the Canadian GAAP treatment of flow through shares, the Company’s share capital balance under Canadian GAAP would be impacted as follows by the pro-forma application of this US GAAP standard:

	2005	2004	2003
Share capital under Canadian GAAP	$45,610,692	$39,184,721	$35,911,629
Previous years’ amounts included in income under US GAAP	(1,006,101)	(638,436)	(158,436)
Deferred tax benefit included in income under US GAAP	(140,000)	(367,665)	(480,000)
Future tax recovery under Canadian GAAP relating to flow through shares	1,043,943	-	-
Share capital under US GAAP	$45,508,534	$38,178,620	$35,273,193

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

The following provides reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2005	2004	2003
Investments under Canadian GAAP	$6,546,411	$3,177,783	$366,833
Net other Comprehensive Income adjustments under US GAAP - 1999 - 2002*	(313)	(313)	(313)
Other Comprehensive Income under US GAAP - 2003*	36,491	36,491	36,491
Other Comprehensive Loss under US GAAP - 2004*	(238,665)	(238,665)	-
Other Comprehensive Income under US GAAP - 2005*	191,925	-	-
Investments under US GAAP	$6,535,849	$2,975,296	$403,011

* - figures are inclusive of any amounts previously recognized in comprehensive income that are included in operations currently

14. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2005:

a)	On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property. Refer to note 7.

b)
On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

c)
On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

d)	The Company’s loans to its controlled subsidiary Toquima were settled by the receipt of 1,903,977 common shares at $0.35 per share, in anticipation of the transactions disclosed in note 7.

e)
The Company issued 120,960 common shares on exercise of warrants at prices ranging from $0.693 to $0.85 per share for cash proceeds of $101,639, issued 70,000 common shares on exercise of stock options at $0.83 per share for cash proceeds of $58,100 and issued 55,000 common shares pursuant to mineral property agreements, at prices ranging from $1.19 to $1.21 per share.

f)
Subject to regulatory consent, the Company entered into an agreement whereby an underwriting syndicate has agreed to purchase, by private placement, 6,800,000 common shares of the Company at $1.48 per share for aggregate proceeds of approximately $10 million. The underwriters have the right to purchase up to an additional 1.0 million shares at $1.48 until one business day prior to Closing, and the Company will pay a cash commission of 6% of the aggregate proceeds raised.

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
N/A(1)

4.7	Letter dated March 25, 1997, from the Company to Agrium Inc. and Outokumpu Mines Ltd. regarding assignment	N/A(1).

4.8	Amendment to January 1996 Letter Agreement, dated May 17, 2000	N/A(1)

Red Lake West Property, Ontario
(formerly known as the Post Narrows and Slate Bay Properties)

4.9	Letter Agreement dated February 6, 1998 between the Company and Perry English in connection with the Post Narrows Property	N/A(1)

4.1	Letter Agreement dated February 7, 1998 between the Company and Perry English in connection with the Slate Bay Property	N/A(1)

4.11	Amending Agreement dated March 16, 1998 between the Company and Perry English in connection with the Post Narrows Property	N/A(1)

4.12	Letter Agreement dated August 7, 1998 between the Company and Perry English merging the Post Narrows & Slate Bay Properties into the Red Lake West Property	N/A(1)

Humlin West Property, Ontario

4.13	Letter Agreement dated February 7, 1998 between the Company and Perry English in connection with the Humlin West Property	N/A(1)

4.14	Letter Agreement dated October 21, 1998 between the Company and Perry English, which supersedes the Letter Agreement dated February 7, 1998	N/A(1)

Red Lake East Property, Ontario

4.15	Letter Agreement dated February 11, 1999 between Perry English and the Company	N/A(1)

Coli Lake Property, Ontario

4.16	Letter Agreement dated February 14, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

Advance Red Lake Property, Ontario

4.17	Letter Agreement dated June 27, 2000 between the Company and Tor Jensen, Belle Madsen, Christopher Proud and Wayne Beach, whereby the Company may acquire a 100% interest in the property	N/A(1)

MacKenzie Property, Ontario

4.18	Letter Agreement dated February 14, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

Slate Bay English Option Property

4.19	Letter Agreement dated September 10, 2000, as accepted February 12, 2001 between the Company and Perry English whereby t he Company may obtain a 100% interest in the property	N/A(2)

Other Red Lake Properties

Pipestone North Property, Ontario

4.2	Letter Agreement dated August 12, 2000, between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)
4.21	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

Pipestone South Property, Ontario

4.22	Letter Agreement dated August 12, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

4.23	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

Pipestone East Property, Ontario

4.24	Letter Agreement dated August 12, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)
4.25	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

McCuaig Property, Ontario

4.26	Letter Agreement dated December 15, 1997 between the Company and Golden Tag Resources Ltd.	N/A(1)

4.27	Amendment to Letter Agreement, dated September 19, 2000	N/A(1)

4.28	Joint Venture Agreement Between Golden Tag Resources Ltd. and the Company dated January 31, 2002	N/A(3)

Hammell Lake Property, Ontario

4.29	Letter Agreement dated June 27, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

Wolf Bay Property, Ontario

4.3	Letter Agreement dated June 26, 2000 between the Company and Perry English whereby the Company may acquire a 100% interest in the property	N/A(1)

4.31	Amendment to the Letter Agreement dated November 1, 2001	N/A(3)

West Red Lake Properties Agreement

4.32	Letter Agreement for West Red Lake Properties Between Redstar Resources Corporation and the Company dated March 7, 2002	N/A(3)

Newfoundland Properties

Golden Promise Property Agreement

4.33	Letter Agreement between William Mercer and the Company dated May 22, 2002, as accepted on July 26, 2002.	N/A(4)

StarTrack Property Agreement

4.34	Letter Agreement Between Robert Stares & Alexander Stares and the Company on the Stares Property dated November 9, 2001, as accepted on November 13, 2001	N/A(3)

Lewis “A” Property Agreement

4.35	Letter Agreement Between Black Bart Prospecting Inc. and the Company on the Lewis “A” Property dated December 24, 2001, a s accepted February 7, 2002	N/A(3)

NST Gold Property Agreement

4.36	Letter Agreement Between Stephen Stares & James Crocker and the Company on the NST Property dated December 20, 2001, as accepted February 7, 2002	N/A(3)

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

Director and Significant Employee Stock Options – August 8, 2002

4.67	Director Stock Option Agreement* dated August 8, 2002 between the Company and David W. Adamson	N/A(4)

* Same Option Agreement (terms and number of options) was used for the other four directors of the Company – Michael J. Gray, J. Garfield MacVeigh, Douglas B. Forster and David R. Reid

4.68	Director Stock Option Agreement dated August 8, 2002 between the Company and William Cavalluzzo	N/A(4)

Consulting Services Contract

4.69	Financial and Advisor Services Agreement dated April 7, 2003 between Roman Friedrich and Company Ltd. and the Company	N/A(4)

Shareholder Rights Plan

4.7	Shareholder Rights Plan dated February 11, 2002 and approved by the Company’s Shareholders at is 2002 Annual General Meeting on June 6, 2002	N/A(4).

Stock Option Plan

4.71	Stock Option Plan dated May 6, 2003 and approved by the Company’s Shareholders at its 2003 Annual General Meeting on June 12, 2003	N/A(4)

English Royalty Acquisition

4.72	Agreement Letter between the Company and Perry English dated January 23, 2002	N/A(5)

4.73	Exhibit A to the Agreement Letter between the Company and Perry English dated

N/A(4)

4.74	Employment Agreement with senior executive Robert G. Lewis dated September 12, 2005	99

Subsidiaries

8.1	List of Subsidiaries	104

Additional Documents

10.1	Consent of DeVisser & Company, Chartered Accountants(1)	N/A

10.2	Technical Report on the “Exploration Activities of Rubicon Minerals Corporation
on the McFinley Property, Red Lake, Ontario During the Period May 2003 to
	March 2004”	N/A(5)

10.3	Technical Report on the “Golden Promise Property, Badger and Grand Falls Area,
	NTS 12A/16 and 02D/13, Newfoundland and Labrador”, dated January 6, 2006	N/A(7)

10.4	Technical Report on the “JBP Linear Property, Gander and Gander River Areas,
	NTS 2D/15 and 2E/02”, dated December 9, 2005	N/A(7)

10.5	Technical Report on the “Exploration Activities of Rubicon Minerals Corporation
on the McFinley Property, Red Lake Ontario for the period January 2005 to
	June 2005” and dated December 9, 2005	N/A(8)

13.1	906 Certification	105

Audit Committee Charter

16.1	Audit Committee Charter	N/A(6)

_____________________

(1)      Filed as an exhibit to the Company’s Registration Statement on Form 20-F filed December 13, 2000.

(2)  Filed as an exhibit to the Company’s Registration Statement on Form 20-F (Amendment No. 2) filed April 20, 2001.

(3)  Filed as an exhibit to the Company’s Annual Report on Form 20-F filed April 29, 2002.

(4)  Files as an exhibit to the Company’s Annual Report on Form 20F filed April 30, 2003

(5)  Filed as an exhibit to the Company’s Annual Report on Form 20F filed April 30, 2004

(6)  Filed as an exhibit to the Company’s Annual Report on Form 20F filed April 6, 2005

(7)  Filed on Form 6-K on March 13, 2006

(8)  Filed on Form 6-K on March 31, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RUBICON MINERALS CORPORATION

(Registrant)

/s/ Robert G. Lewis
Robert G. Lewis, CFO
Date: March 31, 2006

EXHIBIT 4.74

Employment Contract - Robert G. Lewis

EMPLOYMENT AGREEMENT

THIS AGREEMENT dated as of the 29th day of August, 2005.
BETWEEN:
RUBICON MINERALS CORPORATION, a corporation incorporated under the laws of Canada having its head office at 1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V64A6

("Rubicon")

AND:
ROBERT G. LEWIS, of 3237 W. 28 Avenue, Vancouver, B.C. V6L 1X6

("Lewis")

AND WHEREAS Rubicon wishes to formalize the employment of Lewis with respect to the services provided to Rubicon by Lewis and Lewis has agreed to be employed by Rubicon on the terms and conditions set forth below.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the promises, covenants, agreements and payments herein contained, the parties hereto agree as follows:

Position

1. Rubicon hereby employs Lewis as Chief Financial Officer (CFO) of Rubicon and Lewis agrees to serve Rubicon in such capacity, upon the terms and subject to the conditions contained herein. Lewis will report to the President and CEO and will work closely with management as required.

Term

2. The initial term of this Agreement (the "Initial Term") shall be a period of three years from September 12, 2005 to September 2008, subject to earlier termination in accordance with the terms of this Agreement.

3. This Agreement shall thereafter automatically be renewed annually on the anniversary date of this Agreement for further terms of one year each (“Renewal Terms”) subject to the following:

(a)	Rubicon must provide at least 3 months’ written notice of its intention not to renew this Agreement;

(b)	Lewis must provide at least 30 days’ written notice of his intention not to renew this Agreement.

4. The Initial Term and any Renewal Terms are collectively referred to herein as the "Term". All terms and conditions for any Renewal Term shall be the same as provided in this Agreement except as may be agreed in writing between the parties.

Duties

5. Subject to paragraph 6, Lewis shall diligently and faithfully devote such time and effort to the provision of services to Rubicon hereunder as are necessary to efficiently and competently perform the services required by this Agreement and in any event, not less than 95% of his working time and his expertise, skills, labour and attention to the needs of Rubicon and the discharge of his duties hereunder. In particular, Lewis shall:

(a)	fulfil the functions of CFO of Rubicon. In connection therewith, Lewis shall be responsible for:

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

6. Lewis acknowledges that during the Term, Lewis may not engage in other business activities for profit (including without limitation, the provision of services to other public or private companies of a similar nature to those services to be provided to Rubicon hereunder, or acting as a director or officer of corporations which are in competition with Rubicon).

Remuneration

7. Unless otherwise agreed by the parties, Rubicon shall pay to Lewis and he shall be entitled to receive an annual salary of $100,000 (the "Annual Salary"). Notwithstanding anything to the contrary contained in the Articles of Rubicon or of any subsidiary of Rubicon, the Annual Salary shall, subject to clause 8, be inclusive of any other fees or remuneration of any description which Lewis might be entitled to receive from Rubicon or any of its subsidiaries or any other company or association in which Lewis holds office as a nominee or representative of Rubicon or any subsidiary of Rubicon and Lewis shall, at the discretion of the Board, either waive his right to any such remuneration or account to Rubicon for the same forthwith upon receipt. The Annual Salary shall be payable in arrears in equal semi-monthly instalments, subject to deductions required by law. The Board of Rubicon may, form time to time, pay Lewis a bonus related to performance and will review any possible bonus at least on each anniversary of this Agreement.

8. Rubicon agrees to re-imburse Lewis for costs required to maintain his professional status in good standing. Rubicon also agrees to support reasonable costs to support professional development applicable to his CFO role with Rubicon.

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

Stock Option

10. In addition to the Annual Salary, Rubicon may from time to time and subject to the rules and policies of the stock exchange or exchanges on which the shares of Rubicon are listed, grant Lewis options to purchase Common shares of Rubicon at the exercise price, and on the terms and conditions determined by the Board.

Expenses

11. In addition to all other amounts agreed to be paid to Lewis hereunder, Rubicon shall reimburse Lewis for all reasonable expenses incurred by Lewis in the course of performing his duties hereunder, provided that such expenses are supported by proper statements or vouchers supplied to Rubicon.

Benefits

12. Rubicon may during the Term establish employee benefit plans for its employees and, in that event, Lewis shall be entitled to participate in such benefit plans on the same basis as the Other Senior Executives. Rubicon will pay the premiums for such employee benefit plans for Lewis as properly relate in the opinion of the Board, to Lewis’s position with Rubicon and the amount of the premiums paid by Rubicon shall be on the same basis as for the Other Senior Executives.

Vacation

13. During the Term, Lewis shall be entitled to three weeks’ (21 days) vacation with pay in each year of the Term, in addition to statutory holidays. All such vacation time shall be taken by Lewis at times mutually agreeable to Rubicon and Lewis.

Termination Prior to Expiration of Term

14. Rubicon may terminate Lewis's employment hereunder as follows:

(a)	at any time during the Term for just cause without notice or compensation;

(b)
at any time during the Term if Lewis is unable to perform all or substantially all his duties hereunder for any period of 180 consecutive days or for any period of 240 non-consecutive days during any period of 365 days, without notice or compensation;

(c)	in the event of the death of Lewis, immediately and without any notice or compensation;

    (d)       at any time during the Term:

(i)	upon Rubicon providing Lewis with a period of 3 months notice in writing of its intent to terminate; or

(ii)
upon payment (in lieu of notice) by Rubicon to Lewis of a lump sum amount equal to .5 times the Annual Salary then in effect. Lewis shall also be entitled to exercise any options he then holds and to be granted new stock options in the same amount and on the same terms as any new stock options which may be granted to the Other Senior Executives during the 12 months following the date of payment (in lieu of notice), to the extent permissible under applicable securities legislation and stock exchange policies.

15. Lewis may terminate his employment hereunder at any time during the Term upon 30 days' notice in writing to Rubicon.

Confidential Information

16. For the purposes of this Agreement, the term "Confidential Information and Materials" includes all information and material presently belonging to, used by, or in the possession of Rubicon, relating to mineral resource properties in which it has an interest, or relating to its business and affairs, except for any information and materials that were provided by Lewis or Rubicon Management Ltd. to Rubicon prior to the date of this Agreement, which remain the personal property of Lewis or Rubicon Management Ltd., as applicable, including personal data bases, libraries and maps. In addition, “Confidential Information and Materials” includes all information and material which in the future, will belong to, be used by or come into the possession of Rubicon relating to mineral resource properties or its business and affairs, other than such information as is already generally known to the mining industry at large. The term "Confidential Information and Materials" also includes any confidential commercial, financial or technical information relating to the business of Rubicon.

17. Lewis acknowledges that all of the Confidential Information and Materials are, and will continue to be, the exclusive property of Rubicon, whether or not prepared in whole or in part by Lewis and whether or not disclosed or entrusted to the custody of Lewis or obtained by Lewis.

18. Lewis will not disclose, except as required by law, any Confidential Information and Materials of Rubicon, in whole or in part, to any person or other entity, for any reason or purpose whatsoever, unless first authorized to do so by Rubicon. Lewis will not use the Confidential Information and Materials of Rubicon for his own purpose or for the benefit of any other person or entity except Rubicon, whether such consists of duplication, removal, oral use or disclosure, the transfer of any Confidential Information and Materials in any manner, or any other unauthorized use, unless Rubicon shall have given its prior consent to such use. For greater certainty, use of Confidential Information and Materials concerning a mining property shall include “tagging on” to adjacent ground to Rubicon’s properties, which for this purpose shall include any acquisition made by Lewis whether by means of staking or by purchase from a third party of such adjacent ground.

19. Upon termination of this Agreement, for whatever reason, Lewis will immediately surrender to Rubicon all of Rubicon's property, documents (whether in written or electronic form) and all copies thereof and other things of value in his possession or in the possession of any person or other entity under his control which relates directly or indirectly to any Confidential Information and Materials or to the business or operations of Rubicon.

20. The provisions of paragraphs 15, 16 and 17 will be binding upon Lewis for a period of twelve months following the date of termination of this Agreement.

21. During the Term, Lewis may disclose to others and/or make use of for his personal benefit only such Confidential Information and Materials in respect of which:

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

(each a "Triggering Event"), then, at the option of Lewis exercisable at any time within six months after the date of the Triggering Event, Lewis may:

(i)  elect to continue to be employed by Rubicon in accordance with the terms of this Agreement, or

(ii)	give notice in writing to Rubicon that this Agreement has been terminated, in which event Rubicon will pay to Lewis the amount provided in paragraph 13(d)(ii) of this Agreement.

Notice

23. All notices or payments required or permitted to be given hereunder shall be in writing and shall be delivered personally at the addresses set forth on page 1 hereof or at such other addresses as may from time to time be notified in writing by the parties hereto. Any notice delivered shall be deemed to have been given and received at the time of delivery.

Assignment

24. Lewis acknowledges that the services to be provided by him to Rubicon under the terms of this Agreement are unique and personal, and accordingly Lewis may not assign any of his rights or delegate any of his duties or obligations under this Agreement without the prior written consent of Rubicon. Rubicon may not assign this Agreement.

Successors and Assigns

25. This Agreement enures to the benefit of and is binding upon the parties hereto and their respective heirs, personal representatives and successors, and, in the case of Lewis, his permitted assigns.

Entire Agreement

26. This Agreement contains the entire agreement between Lewis and Rubicon, supersedes any prior agreements, representations or discussions and may only be amended in writing signed by the parties.

Arbitration

27. All disputes arising out of or relating to this Agreement or any legal relationship(s) derived hereunder shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre (“BCICAC”). The case shall be administered by the BCICAC in accordance with its “Procedures for Cases under the BCICAC Rules” (the “Rules”) except as modified herein. Arbitration shall be before a single arbitrator agreed by the parties or, named by the BCICAC. Rubicon shall initially pay all fees of the BCICAC and the arbitrator but the arbitrator may make an order with respect to ultimate liability therefor in the award.

Governing Law

28. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the parties irrevocably attorn to the jurisdiction of the Courts of British Columbia, subject to paragraph 26.

Time

29.   ime is of the essence of this Agreement.

Execution in Counterparts

29. This Agreement may be signed in counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE CORPORATE SEAL of RUBICON MINERALS CORPORATION was hereunto affixed in the presence of: Per: “David Adamson” Authorized Signatory Per: “Garfield MacVeigh” Authorized Signatory	) ) ) ) ) C/S ) ) )

SIGNED BY ROBERT LEWIS in the presence of /s/Donna Hall Name Donna Hall Address 1540-800 W. Pender, Vancouver Occupation	) ) ) ) ) ) “Robert Lewis” ) ROBERT LEWIS ) ) ) )

EXHIBIT 8.1

List of Subsidiaries

Toquima Minerals Corporation, incorporated under the laws of British Columbia, Canada. (60.4%) consolidated for accounting purposes.

Africo Resources Ltd., incorporated under the laws of British Columbia, Canada, (38.8%) equity accounting.

EXHIBIT 13.1

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

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

Date: _March 31, 2006__________

/s/David W. Adamson
David W. Adamson
President, Chief Executive Officer
and Director

CERTIFICATION

I, Peter G. Lewis, the Secretary, Chief Financial Officer of Rubicon Minerals Corporation, certify that:

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

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

Date: _March 31, 2006__________

/s/ Robert G. Lewis
Robert G. Lewis
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, David W. Adamson, Chief Executive Officer of Rubicon Minerals Corporation (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(4)
the annual report on Form 20-F of the Company for the year ended December 31, 2005 (the “Report”) fully complies with the requirements of Section 139(a) or 15(d) of the Securities Exchange Act of 1934; and

(5)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2006

/s/David W. Adamson
David W. Adamson
     Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Robert G. Lewis, Chief Financial Officer of Rubicon Minerals Corporation (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(6)
the annual report on Form 20-F of the Company for the year ended December 31, 2005 (the “Report”) fully complies with the requirements of Section 139 (a) or 15(d) of the Securities Exchange Act of 1934; and

(7)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2006

/s/Robert G. Lewis
Robert G. Lewis
     Chief Financial Officer