Form 40-F
period 2006-12-31
RUBICON MINERALS CORP
filed 2007-04-02
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006 Commission file number [001-32292]

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))
1000
_______________________________________________________________________________
(Primary Standard Industrial Classification Code Number (if applicable))

1540-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
(604) 623-3333
________________________________________________________________________________
(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.
1420 Fifth Avenue, Suite 3400, Seattle, Washington 98101
Telephone: (206) 903-5448

__________________________________________________________________________
Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Name of each exchange on which registered Common shares, no par value American Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
_____________________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
______________________
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ]  Annual information form

[ X ]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2006, 76,810,525 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[    ] Yes: 82-____________

[ X ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes

[    ] No

Explanatory Note: Rubicon Minerals Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans on the McFinley Gold project, all other exploration projects, and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “intends” “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

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

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and development projects;

•

risks related to environmental regulation and liability;

•

risks related to tax assessments;

•

political and regulatory risks associated with mining development and exploration; and

•

other risks and uncertainties related to the Company’s prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission (“SEC” or “Commission”) and Canadian provincial securities regulatory authorities.

Currency

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 29, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 = CDN $1.1652.

RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission.  In particular, and without limiting the generality of the foregoing, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  In addition, the terms “mineral resource,” “measured resources,” “indicated resources,” and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States.  As such, information regarding mineralization and resources contained or incorporated by reference in this annual report may not be comparable to similar information made public by United States companies.

“Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Risk Factors – No Known Reserves” and “Glossary of Terms” included in the Company’s Annual Information Form for the year ended December 31, 2006, attached hereto as Document 1 to this Annual Report.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2006, is filed with this Annual Report as Exhibit 99.1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto, is filed with this Annual Report as Exhibit 99.2.

For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see note 14 to the audited consolidated financial statements filed with this Annual Report as Exhibit 99.2.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this Annual Report as Exhibit 99.3.

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The required disclosure is included in Management’s Discussion and Analysis that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this annual report on Form 40-F (exhibit 99.3).

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee is comprised of three directors, John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin, each of whom is “independent” under MI 52-110 and AMEX Rule 121(b).  All of the Audit Committee members are “financially literate” as such term is defined in MI 52-110.

The Company’s Board of Directors has determined that John R. Brodie, FCA, a member of its audit committee, qualifies as an “audit committee financial expert” within the meaning of the Commission’s rules.  The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the American Stock Exchange as currently in effect.  Each member of the Company’s audit committee satisfies the criteria for director independence.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.  John R. Brodie is a Fellow of the Institute of Chartered Accountants (FCA) and was a Partner of KPMG, Chartered Accountants, between August 1969 and August 2003.  Mr. Brodie also serves on the audit committee of Far West Mining Ltd. (TSX) and Silver Standard Resources Inc. (TSX).  Kevin Sherkin LLB is a practicing lawyer in Toronto, and serves as a nominee of several Ontario based shareholders. He also has extensive contacts in the Toronto business community. Mr. Sherkin also serves as a director of Golden Goose Resources Inc. (TSX-V). Philip Martin is a Director of the Company and has a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK. Mr. Martin is based in Toronto and has over 30 years experience in the mining industry ranging from mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986), research analyst (1986-1994). Mr. Martin currently provides consulting services to the corporate and financial sectors. Mr. Martin was Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002).

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

The Company has adopted a Code of Conduct and Ethics applicable to its employees, officers and directors, including its Chief Executive Officer and Chief Financial Officer.  A copy of the Company’s Code of Conduct and Ethics was previously filed with the Securities and Exchange Commission as Exhibit 99.1 to Form 6-K filed on July 18, 2006 and is available in print, without charge, to any shareholder who requests it.  A copy of the Company’s Code of Conduct and Ethics is available on the Company’s website at www.rubiconminerals.com.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, DeVisser Gray Chartered Accountants (“DeVisser Gray”) for the years ended December 31, 2005 and December 31, 2006 are set forth below:

Years ended December 31
	2005	2006
Audit:	$ 17,000	$ 32,000
Audit Related:	$ -	$ -
Tax	$ 1,950	$ -
All Other Fees	$ -	$ -
Total	$ 18,950	$ 32,000

"Audit Fees" are the aggregate fees billed by DeVisser Gray for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Tax Fees" are fees for professional services rendered by DeVisser Gray for tax compliance, tax advice on actual or contemplated transactions.

The audit committee pre-approves all services provided by our independent auditors.  The pre-approval process has just been implemented in response to the new rules.  Therefore, the audit committee does not have a record of what percentage of the above fees were pre-approved.  However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than what is disclosed in the notes to its consolidated financial statements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$303,960	$79,458	$162,661	$61,840	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$303,960	$79,458	$162,661	$61,840	Nil

This table includes all contractual obligations.

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

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of shareholders of the Company is two persons present and being, or represented by proxy, shareholders who, in the aggregate hold at least 5% of the issued shares entitled to be voted at such meeting.

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

Board of Director Composition Requirements:  AMEX requires that at least a majority of the directors on the Company’s Board of Director be, and will continue to be, independent directors as defined in Section 121A and as required by Section 802(a) of the AMEX Company Guide.  This requirement is currently a recommended guideline in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an  Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on April 2, 2007, with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

RUBICON MINERALS CORPORATION

By /s/Robert G. Lewis

Chief Financial Officer

Date: April 2, 2007

EXHIBITS
DOCUMENTS FILED AS PART OF THIS REPORT
99.1	Annual Information Form of the Registrant for the year ended December 31, 2006
99.2	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Mineral Property Costs
Notes to Consolidated Financial Statements.
Reconciliation with United States Generally Accepted Accounting Principles – Note 14 to the Consolidated Financial Statements.
99.3	Management’s Discussion and Analysis of Financial Conditions and Results of Operations
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of De Visser Gray Chartered Accountants
99.9	Consent of Marc Prefontaine, M. Sc. P. Geo. – McFinley Property
99.10	Consent of Larry R. Pilgrim, B. Sc. P.Geo – JBP Linear Property (Pending)
99.11	Consent of Larry R. Pilgrim, B. Sc. P.Geo – Golden Promise Property (Pending)
99.12	Consent of Dr. Julian Verbeek, B.Sc.(Hon), PhD. (Geol), MAuslMM (Pending)
99.13	Consent of David Dodd, B.Sc. Hons. (Chem), FSAIMM
99.14	Consent of Michael Evans B.Sc.(Geo/Chem), M.Sc.(Geo), MGSSA, MSEG
99.15	Consent of Guillaume Louw de Swardt, B.Sc.(Eng), M.Sc.(Eng), MECSA (Pending)
99.16	Consent of Martin Broome, B.Sc.Hons.(Geo), M.Sc.(Eng), FUKIMMM (Pending)
99.17	Consent of John Hearne, BEng, MBA, MAuslMM (Pending)
99.18	Consent of Terry Bursey, B. Sc. P.Geo
99.19	Consent of David Copeland, M.Sc. P.Geo.
99.20	Consent of Steve House, B.Sc. P.Geo