Form 40-F
RUBICON MINERALS CORP
filed 2008-04-01
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007	Commission file number: 001-32292

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

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

As at December 31, 2007, 147,871,501Common Shares without par value were issued and outstanding.

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

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by  the forward-looking statements, including, without limitation:

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable  to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 = CDN$0.9881.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form(“AIF”) for the fiscal year ended December 31, 2007, is filed with this Annual Report as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2007, 2006, and 2005, including the report of the independent registered public accounting firm with respect thereto, is filed with this Annual Report as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 14 to the audited consolidated financial statements filed with this Annual Report on Form 40-F as Exhibit 99.2.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this Annual Report as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2007, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a –15(e) and Rule 15d –15(e) under the Exchange Act).  Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2007.   In this report, the Company’s independent registered auditor, DeVisser Gray LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2007.  DeVisser Gray LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.  The Auditor’s Attestation Report onInternal Controls over the Financial Reporting is included with the Auditor’s Report in the consolidated financial statements attached heretoasExhibit 99.2.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individualacts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of three directors, John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin, each of whom the Company’s board has determined is “independent”under MI 52-110 and AMEX Rules 121 and 803A.  The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the American Stock Exchange as currently in effect.  All of the Audit Committee members are “financially literate”as such term is defined in MI 52-110.

The Company’s Board of Directors has determined that John R. Brodie, FCA, a member of its audit committee, qualifies as an “audit committee financial expert”within the meaning of the Commission’s rules.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES –INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, DeVisser Gray LLP, Chartered Accountants (“DeVisser Gray LLP”) for the years ended December 31, 2007 and 2006 are set forth below:

Years ended December 31
	2006	2007
Audit:	$ 32,000	$ 38,000
Audit Related:	$ -	$ -
Tax	$ -	$ -
All Other Fees	$ -	$ -
Total	$ 32,000	$ 38,000

"Audit Fees" are the aggregate fees billed by DeVisser Gray LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connectionwith statutory and regulatory filings or engagements.

"Tax Fees" are fees for professional services rendered by DeVisser Gray LLP for tax compliance, tax advice on actual or contemplated transactions.

The audit committee pre-approves all services provided by our independent auditors.  The pre-approval process has just been implemented in response to the new rules.  Therefore, the audit committee does not have a record of what percentage of the above feeswere pre-approved.  However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheetarrangements other as disclosed in the notes to its consolidated financial statements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$224,502	$80,207	$144,295	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$224,502	$80,207	$144,295	Nil	Nil

This table includesall contractual obligations.

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

Shareholder MeetingQuorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of shareholders of the Company is two persons present and being, or represented by proxy, shareholders who, in the aggregate hold at least 5% of the issued shares entitled to be voted atsuch meeting.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a “foreign private issuer”as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registeredpursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on March 31, 2008, with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein byreference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RUBICON MINERALS CORPORATION

By /s/Robert G. Lewis

Robert G. Lewis

Chief Financial Officer

Date: March 31, 2008