Form 40-F
RUBICON MINERALS CORP
filed 2009-04-01
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ]            REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]            ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008	Commission file number: 001-32292

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

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
Telephone: (206) 903-8800

__________________________________________________________________________
Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, no par value	NYSE Amex

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

As at December 31, 2008, the Registrant had outstanding 156,151,871 Common Shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes                                                      [ ] No

EXPLANATORY NOTE

Rubicon Minerals Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933 (the “Securities Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits included herein contain forward-looking statements concerning the Company’s mineral properties, exploration activities and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•	the possibility that future exploration, will not be consistent with the Company’s expectations;

•	the potential for delays in exploration or development activities;

•	risks related to the cost estimates and the potential for unexpected costs and expenses;

•	the uncertainty of profitability based upon the Company’s history of losses;

•
risks related to current market conditions which could adversely affect our ability to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and development projects;

•	risks related to environmental regulation and liability;

•	risks related to governmental regulations;

•	risks related to tax assessments;

•	risks related to Aboriginal issues;

•	political and regulatory risks associated with mining development and exploration;

•	accidents, labour disputes and other risks of the mining exploration industry; and

•	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in the Company’s Reconciliation between Canadian and United States Generally Accepted Accounting Principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 = CDN$0.81699.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2008, is filed with this annual report as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited consolidated financial statements, of the Company for the years ended December 31, 2008, 2007, and 2006, including the report of the independent registered public accounting firm with respect thereto, are filed with this Annual Report as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 21 to the audited consolidated financial statements filed with this annual report on Form 40-F as Exhibit 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this annual report on Form 40-F as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).   Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2008.  In this report, the Company’s independent registered auditor, DeVisser Gray LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2008.  DeVisser Gray LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.  The Auditor’s Attestation Report on Internal Controls over the Financial Reporting is included with the Auditor’s Report in the consolidated financial statements attached hereto at Exhibit 2.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE GUIDELINES

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is contained on the Company’s website at www.rubiconminerals.com.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of three directors, John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin, each of whom the Company’s board has determined is “independent” under NI 52-110 and NYSE Amex Rules 121 and 803A.  The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the NYSE Amex as currently in effect.  All of the Audit Committee members are “financially literate” as such term is defined in NI 52-110.

The Company’s Board of Directors has determined that John R. Brodie, FCA, a member of its audit committee, qualifies as an “audit committee financial expert” within the meaning of the Commission’s rules.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.  John R. Brodie is a Fellow of the Institute of Chartered Accountants of British Columbia (FCA) and was a Partner of KPMG, Chartered Accountants, between September 1975 and August 2003.  Mr. Brodie also serves on the audit committee of Far West Mining Ltd. (TSX), Silver Standard Resources Inc. (TSX) and several other reporting issuers.  Kevin Sherkin LLB is a practicing lawyer in Toronto, and serves as a nominee of several Ontario based shareholders.  He also has extensive contacts in the Toronto business community.  Philip Martin is a Director of the Company and has a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK.  Mr. Martin is based in Toronto and has over 30 years experience in the mining industry ranging from mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986), research analyst (1986-1994).  Mr. Martin currently provides consulting services to the corporate and financial sectors.  Mr. Martin was Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002).

CODE OF ETHICS

The Company has adopted a Code of Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which was previously filed with the Securities and Exchange Commission as Exhibit 99.1 to Form 6-K filed on July 18, 2006 which is incorporated herein by reference and is available to any shareholder, without charge, by written request to the Company at its principal executive office in Vancouver, British Columbia Canada.  A copy of the Company’s Code of Conduct and Ethics can also be found on the Company’s website at www.rubiconminerals.com.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, is posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, DeVisser Gray LLP, Chartered Accountants (“DeVisser Gray LLP”) for the years ended December 31, 2008 and 2007 are set forth below:

	Years ended December 31
	2008	2007
Audit Fees:	$50,000	$38,000
Audit Related Fees:	$-	$-
Tax Fees:	$4,500	$-
All Other Fees:	$-	$-
Total:	$54,500	$38,000

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

The audit committee pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by the audit committee in advance ofthe respective services beingrendered.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other as disclosed in the notes to its consolidated financial statements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2008 information with respect to the Company’s known contractual obligations.

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

This table includes all contractual obligations.

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

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process as an exhibit to Form 6-K on April 2, 2007, with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.  The Form F-X was filed as a separate document on March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RUBICON MINERALS CORPORATION

By /s/Robert G. Lewis

Robert G. Lewis

Chief Financial Officer

Date:  March 31, 2009

EXHIBITS
DOCUMENTS FILED AS PART OF THIS REPORT
99.1	Annual Information Form of the Registrant for the year ended December 31, 2008
99.2	Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006.
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of DeVisser Gray LLP Chartered Accountants
99.9	Consent of Rob Thomas, Jr., CPG– Phoenix Property