Form 40-F
RUBICON MINERALS CORP
filed 2010-03-31
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]           ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009	Commission file number: 001-32292

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

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
701 Fifth Avenue, Suite 6100,
Seattle, Washington 98104
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

As at December 31, 2009, the Registrant had outstanding 213,218,014 Common Shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes                                                     [    ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files.

[   ]Yes                                                     [    ] No

EXPLANATORY NOTE

Rubicon Minerals Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits included herein contain forward-looking statements concerning the Company’s mineral properties, exploration activities and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgement based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies.

Forward-looking statements include, but are not limited to statements regarding the use of proceeds, costs and timing of the development of new deposits, statements with respect to success of exploration and development activities, permitting time lines, currency fluctuations, environmental risks, unanticipated reclamation expenses, and title disputes or claims.

Forward-looking statements often, but not always are identified by the use of words such as “plans”, “seeks”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “targets”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These statements are based on a number of assumptions and factors, including assumptions regarding general market conditions; future prices of gold and other metals; possible variations in ore resources, grade or recovery rates; actual results of current exploration activities; actual results of current reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the section titled “Risk Factors” in the Annual Information Form of the Company attached as Exhibit 99.1. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Significant additional drilling is required by the Company at its Phoenix Gold Property to fully understand the system size before a meaningful resource can be calculated and completed.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein and contained in the exhibits included herein are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

NOTE TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC” or “Commission”), to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in the Company’s Reconciliation between Canadian and United States Generally Accepted Accounting Principles in Note 20 of the audited Consolidated Financial Statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the following noon buying rate as posted by the Bank of Canada:

Date	1 USD -> CAD	1 CAD -> USD
31/12/2009	1.0466	0.9555

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2009, is filed with this annual report as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited Consolidated Financial Statements, of the Company for the years ended December 31, 2009, 2008, and 2007, including the report of the independent registered public accounting firm with respect thereto, are filed with this Annual Report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 20 to the audited Consolidated Financial Statements filed with this annual report on Form 40-F as Exhibit 99.2.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this annual report on Form 40-F as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).   Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian GAAP.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2009.  In this report, the Company’s independent registered auditor, DeVisser Gray LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009.  DeVisser Gray LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.  The Auditor’s Attestation Report on Internal Controls over the Financial Reporting is included with the Auditor’s Report in the consolidated financial statements attached hereto at Exhibit 99.2.

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

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of three directors, Chris Bradbrook, John R. Brodie (Chair), and Philip S. Martin, each of whom the Company’s Board of Directors has determined is “independent” under NI 52-110 and NYSE Amex Rules 121 and 803A.  The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the NYSE Amex as currently in effect.  All of the Audit Committee members are “financially literate” as such term is defined in NI 52-110.

The Company’s Board of Directors has determined that John R. Brodie, FCA, a member of its audit committee, qualifies as an “audit committee financial expert” within the meaning of the Commission’s rules.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.  John R. Brodie is a Fellow of the Institute of Chartered Accountants of British Columbia (FCA) and was a Partner of KPMG, Chartered Accountants, between September 1975 and August 2003.  Mr. Brodie also serves on the audit committee of Far West Mining Ltd. (TSX), Silver Standard Resources Inc. (TSX) and several other reporting issuers.  Chris Bradbrook has more than 25 years experience in the mining industry. Chris has performed principal roles in many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently, he was President and CEO of New Gold Inc. and prior to that, he was Vice President of Corporate Development for Goldcorp Inc.  Philip Martin has a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK.  Mr. Martin is based in Toronto and has over 30 years experience in the mining industry ranging from mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986), research analyst (1986-1994).  Mr. Martin currently provides consulting services to the corporate and financial sectors.  Mr. Martin was Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002).

CODE OF ETHICS

The Company has adopted a Code of Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which was previously filed with the Securities and Exchange Commission as Exhibit 99.1 to Form 6-K filed on July 18, 2006, which is incorporated herein by reference and is available to any shareholder, without charge, by written request to the Company at its principal executive office in Vancouver, British Columbia Canada.  A copy of the Company’s Code of Conduct and Ethics can also be found on the Company’s website at www.rubiconminerals.com.

No substantive amendments have been made to the Code within the past year and no waivers of the Code have been granted to any principal officer of the Company or any person performing similar functions.  Any amendments to the code, and any waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, DeVisser Gray LLP, Chartered Accountants (“DeVisser Gray LLP”) for the years ended December 31, 2009 and 2008 are set forth below:

	Years ended December 31
	2009	2008
Audit Fees:	$ not yet billed	$62,500
Audit Related Fees:	$23,900	$-
Tax Fees:	$-	$4,500
All Other Fees:	$-	$-
Total:	$23,900	$67,000

"Audit Fees" are the aggregate fees billed by DeVisser Gray LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” comprised of two review engagements and the auditors involvement with the public offering in November 2009.

"Tax Fees" are fees for professional services rendered by DeVisser Gray LLP for tax compliance, tax advice on actual or contemplated transactions.

The audit committee pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by the audit committee in advance of the respective services being rendered.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than as disclosed in the notes to its audited Consolidated Financial Statements, which are filed with this annual report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2009 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$67,849	$67,849	Nil	Nil	Nil
Purchase Obligations	$704,107	$704,107l	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$771,956	$771,956	Nil	Nil	Nil

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

Consent to Service of Process

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RUBICON MINERALS CORPORATION

By /s/Robert G. Lewis

Robert G. Lewis

Chief Financial Officer

Date:  March 31, 2010

EXHIBITS
DOCUMENTS FILED AS PART OF THIS REPORT
99.1	Annual Information Form of the Registrant for the year ended December 31, 2009
99.2	Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007.
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of DeVisser Gray LLP Chartered Accountants
99.9	Consent of Robert Thomas, Jr., CPG – co-author 43-101 Technical Report - Phoenix Property
99.10	Consent of Michael W. Kociumbas, B.Sc., P.Geo. Senior Geologist and Vice-President of Watts, Griffis and McOuat Limited – co-author 43-101 Technical Report - Phoenix Property