Form 40-F/A
period 2009-12-31
RUBICON MINERALS CORP
filed 2010-07-01
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

    ☒  Annual information form                                                                           ☒  Audited annual financial statements

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

    ☐ Yes                                                     ☐ No

PURPOSE OF FILING THIS AMENDMENT NO. 1

Rubicon Minerals Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 to Form 40-F to revise the previously filed Section 906 certification by the Company’s chief financial officer, which certification inadvertently referred to the Company’s annual report on Form 40-F for the period ended December 31, 2008 as opposed to the period ended December 31, 2009.  A revised certification that addresses the Company’s annual report on Form 40-F for the period ended December 31, 2009 is attached as Exhibit 99.7. Other than as expressly set forth, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the annual report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than as disclosed in the notes to its audited Consolidated Financial Statements, which are filed with this annual report as Exhibit 99.2 andincorporated by reference in this annual report on Form 40-F.

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

RUBICON MINERALS CORPORATION

By /s/ Robert G. Lewis
      Robert G. Lwis
      Chief Financial Officer'

June 30, 2010

EXHIBITS

DOCUMENTS FILED AS PART OF THIS REPORT

99.1*	Annual Information Form of the Registrant for the year ended December 31, 2009
99.2*	Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007
99.3*	Management’s Discussion and Analysis of Financial Position and Results of Operations
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of DeVisser Gray LLP Chartered Accountants
99.9*	Consent of Robert Thomas, Jr., CPG – co-author 43-101 Technical Report - Phoenix Property
99.10*	Consent of Michael W. Kociumbas, B.Sc., P.Geo. Senior Geologist and Vice-President of Watts, Griffis and McOuat Limited – co-author 43-101 Technical Report - Phoenix Property

* Previously filed with the Company’s annual report on Form 40-F for the period ended December 31, 2009, as filed March 31, 2010.