Form 40-F
RUBICON MINERALS CORP
filed 2011-03-31
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]           ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010	Commission file number: 001-32292

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

1000
_______________________________________________________________________________
(Primary Standard Industrial Classification Code Number (if applicable))

Suite 1540-800 West Pender Street,
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

As at December 31, 2010 the Registrant had outstanding 214,294,674 Common Shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes                                                     [    ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files.
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

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgement based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies. .The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements, in this document, include, but are not limited to statements regarding costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses, title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.   Such factors include, among others, future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of current reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the section titled “Risk Factors” in the Annual Information Form of the Company attached as Exhibit 99.1. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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

The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in the Company’s Reconciliation between Canadian and United States Generally Accepted Accounting Principles in Note 18 of the audited Consolidated Financial Statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the following noon buying rate as posted by the Bank of Canada:

Date	1 USD -> CAD	1 CAD -> USD
December 31, 2010	0.9946	1.005

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010 , is filed with this annual report as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited Consolidated Financial Statements, of the Company for the years ended December 31, 2010 and 2009, including the report of the independent registered public accounting firm with respect thereto, are filed with this Annual Report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 to the audited Consolidated Financial Statements filed with this annual report on Form 40-F as Exhibit 99.2.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this annual report on Form 40-F as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).   Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2010.  In this report, the Company’s independent registered auditor, DeVisser Gray LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2010.  DeVisser Gray LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  The Auditor’s Attestation Report on Internal Controls over Financial Reporting is included with the Auditor’s Report in the consolidated financial statements attached hereto at Exhibit 99.2.

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

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of three (3) directors, Julian Kemp, B.B.A., C.A. (Chair), Bruce Thomas, Q.C. and Christopher J. Bradbrook, each of whom the Company’s Board of Directors has determined is “independent” under NI 52-110 and NYSE Amex Rules 121 and 803A.  The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the NYSE Amex as currently in effect.  All of the Audit Committee members are “financially literate” as such term is defined in NI 52-110.

The Company’s Board of Directors has determined that Julian Kemp B.B.A., C.A., a member of its audit committee, qualifies as an “audit committee financial expert” within the meaning of the Commission’s rules.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.

Mr. Julian Kemp is a Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. He has over 20 years of experience in the mining industry, including serving in senior financial management roles with several North American junior mining companies with production of gold and coal, and positions with engineering and mining contracting companies.  Mr. Kemp has been involved in all stages of mineral development from grass roots exploration to international metals production, including managing companies through the business cycle.  Mr. Kemp is the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to present and a Director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V).

Mr. Bradbrook has more than 25 years experience in the mining industry and has performed principal roles in many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently, he was the Vice-President, Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to May 2010 and Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to May 2010.  Prior to that he was President and CEO of New Gold Inc. and prior to that, he was Vice President of Corporate Development for Goldcorp Inc.  Mr. Bradbrook was a Director of Crocodile Gold Corp. (TSX) from November 2009 to May 2010.

Mr. Bruce Thomas, Q.C. is a founding partner of Thomas Gold Pettingill LLP and has continued as a partner from July 2008 to present.  Previously, Mr. Thomas was a partner at Cassels Brock LLP from September 1980 to June 2008. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.  Mr. Thomas has been a member of the Audit Committee of the Company since May of 2010.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees.   The Code was amended by the board of directors on December 20, 2010, to make certain non-substantive amendments.  The amended Code is filed with this Annual Report as Exhibit 99.10 and incorporated by reference in this annual report on Form 40-F.  A copy of the Code is available to any shareholder, without charge, by written request to the Company at its principal executive office in Vancouver, British Columbia Canada.  A copy of the Company’s Code of Conduct and Ethics can also be found on the Company’s website at www.rubiconminerals.com.

No waivers of the Code have been granted to any principal officer of the Company or any person performing similar functions.  Any amendments to the code, and any waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, DeVisser Gray LLP, Chartered Accountants (“DeVisser Gray LLP”) for the years ended December 31, 2010 and 2009 are set forth below:

AUDIT FEES	Years ended December 31
	2010	2009
Audit Fees:	Not yet invoiced as of March 31, 2011	$71,000
Audit Related Fees:	$23,600	$5,000
Tax Fees:	Nil	Nil
All Other Fees:	$8,750	$18,900
Total:	$32,350	$94,900

"Audit Fees" are the aggregate fees billed by DeVisser Gray LLP for the audit of the Company’s consolidated annual financial statements.

“Audit Related Fees” are for reviews of the Company’s interim financial statements.

"Tax Fees" are fees for professional services rendered by DeVisser Gray LLP for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” are for the auditor’s involvement with public offerings.

The audit committee pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by the audit committee in advance of the respective services being rendered.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than as disclosed in Note 16 “Commitments”, to its audited Consolidated Financial Statements, which are filed with this annual report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Lease and Rental Obligations	$372,730	$187,405	$185,325	Nil	Nil
Purchase Obligations	$3,508,545	$3,508,545	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$3,881,275	$3,695,950	$185,325	Nil	Nil
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

RUBICON MINERALS CORPORATION

By /s/Robert G. Lewis
Robert G. Lewis
Chief Financial Officer

Date:  March 31, 2011

EXHIBITS
DOCUMENTS FILED AS PART OF THIS REPORT
99.1	Annual Information Form of the Registrant for the year ended December 31, 2010.
99.2	Consolidated Financial Statements for the years ended December 31, 2010 and 2009.
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations.
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of DeVisser Gray LLP Chartered Accountants.
99.9
Consent of Peter George, B.Sc., P.Geo. of Geoex Limited, principal author of NI 43-101 Technical Report - Phoenix Gold Property, bearing an effective date of July 31, 2010, and filed on SEDAR on January 11, 2011.

99.10	Amended and Restated Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees.