Form 40-F/A
period 2010-12-31
RUBICON MINERALS CORP
filed 2011-04-12
CIK 1057791

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

☒  Annual information form                                                                           ☐  Audited annual financial statements

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

☐ Yes                                                    ☐  No

PURPOSE OF FILING THIS AMENDMENT NO. 1

Rubicon Minerals Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 to Form 40-F to revise the previously filed Annual Information Form, which was filed as Exhibit 99.1 to the Registrant's Form 40-F filed March 31, 2011.  Other than as expressly set forth, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the annual report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RUBICON MINERALS CORPORATION

By:	/s/ Robert G. Lewis
Robert G. Lewis
Chief Financial Officer

April 11, 2011

EXHIBITS
DOCUMENTS FILED AS PART OF THIS REPORT

99.1	Amended Annual Information Form of the Registrant for the year ended December 31, 2010.
99.2*	Consolidated Financial Statements for the years ended December 31, 2010 and 2009.
99.3*	Management’s Discussion and Analysis of Financial Position and Results of Operations.
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8*	Consent of DeVisser Gray LLP Chartered Accountants.
99.9	Consent of Peter George, B.Sc., P.Geo. of Geoex Limited, principal author of NI 43-101 Technical Report - Phoenix Gold Property
99.10*	Amended and Restated Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees.

* Previously filed with Registrant's Form 40-F on March 31, 2011