Form 40-F
RUBICON MINERALS CORP
filed 2012-03-28
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]           ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011	Commission file number: 001-32292

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

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

As at December 31, 2011 the Registrant had outstanding 237,954,669 Common Shares without par value.

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

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project (as defined in the Annual Information Form of the Company attached as Exhibit 99.1) economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Technical Report (as defined in the Annual Information Form of the Company attached as Exhibit 99.1) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements, in this document, include, but are not limited to statements regarding the Company’s plans in respect of the development of the Phoenix Gold Property (as defined in the Annual Information Form of the Company attached as Exhibit 99.1), costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities.  Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the section titled “Risk Factors” in the Annual Information Form of the Company attached as Exhibit 99.1.

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

The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the following nominal noon exchange rate as posted by the Bank of Canada:

Date	1 USD -> CAD	1 CAD -> USD
December 31, 2011	$1.017	$0.9833

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2011, is filed with this annual report as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited Consolidated Financial Statements of the Company for the years ended December 31, 2011 and 2010, including the report of the independent registered public accounting firm with respect thereto, are filed with this Annual Report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this annual report on Form 40-F as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).   Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting as of December 31, 2011.  In this report, the Company’s independent registered auditor, DeVisser Gray LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  DeVisser Gray LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  The Auditor’s Attestation Report on Internal Controls over Financial Reporting is included with the Auditor’s Report in the consolidated financial statements attached hereto at Exhibit 99.2.

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

Mr. Julian Kemp is a Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. He has over 20 years of experience in the mining industry, including serving in senior financial management roles with several North American junior mining companies with production of gold and coal, and positions with engineering and mining contracting companies.  Mr. Kemp has been involved in all stages of mineral development from grass roots exploration to international metals production, including managing companies through the business cycle.  Mr. Kemp is the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to present.

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees.   The Code, which reflects certain non-substantive amendments approved by the board of directors on December 20, 2010, was filed with the Company’s 2010 Annual Report as Exhibit 99.10.  A copy of the Code is available to any shareholder, without charge, by written request to the Company at its principal executive office in Vancouver, British Columbia Canada.  A copy of the Code can also be found on the Company’s website at www.rubiconminerals.com.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, DeVisser Gray LLP, Chartered Accountants (“DeVisser Gray LLP”) for the years ended December 31, 2011 and 2010 are set forth below:

AUDIT FEES	Years ended December 31
	2011	2010
Audit Fees:	Not yet invoiced as of March 27, 2012	$84,000
Audit Related Fees:	$36,000	$23,100
Tax Fees:	Nil	Nil
All Other Fees:	Nil	$8,750
Total:	$36,000	$115,850

"Audit Fees" are the aggregate fees billed by DeVisser Gray LLP for the audit of the Company’s consolidated annual financial statements.

“Audit Related Fees” are the aggregate fees billed by DeVisser Gray LLP for reviews of the Company’s interim financial statements.

"Tax Fees" are the aggregate fees billed for professional services rendered by DeVisser Gray LLP for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” are the aggregate fees billed for DeVisser Gray LLP’s involvement with public offerings.

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

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Lease and Rental Obligations	$287,254	$190,247	$97,007	Nil	Nil
Purchase Obligations	$214,092	$214,092	Nil	Nil	Nil
Other Long-Term Contractual Obligations Reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$501,346	$404,339	$97,007	Nil	Nil

This table includes all contractual obligations.

MINE SAFETY DISCLOSURE

Not applicable.

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

RUBICON MINERALS CORPORATION

By /s/Robert G. Lewis
Robert G. Lewis
Chief Financial Officer

Date:  March 27, 2012

EXHIBITS DOCUMENTS FILED AS PART OF THIS REPORT
99.1	Annual Information Form of the Registrant for the year ended December 31, 2011.
99.2	Consolidated Financial Statements for the years ended December 31, 2011 and 2010.
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations.
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of DeVisser Gray LLP Chartered Accountants.
99.9	Consent of Mr. Herbert A. Smith, P.Eng., a Principal Mining Engineer and Mining Manager for AMC Mining Consultants (Canada) Ltd. (“AMC”).
99.10	Consent of Mr. John Morton Shannon, P.Geo., a Principal Geologist and Geology Manager for AMC.
99.11	Consent of Ms. Dinara Nussipakynova, P.Geo., a Senior Geologist for AMC.
99.12	Consent of Ms. Catherine Pitman, P.Geo., a Senior Geologist for AMC.
99.13	Consent of Mr. Pierre Roy, P. Eng., M.Sc., a Senior Metallurgist for Soutex Inc. (“Soutex”).
99.14	Consent of Mr. Sylvain Caron, Eng. M.Sc., a Senior Metallurgist and Director for Soutex.
99.15	Consent of Ms. Terry Bursey, P. Geo. a Regional Manager for Rubicon Minerals Corporation.