Form 40-F/A
period 2011-12-31
RUBICON MINERALS CORP
filed 2012-12-31
CIK 1057791

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
Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, no par value	NYSE-MKT

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
[    ]Yes                                                     [    ] No

PURPOSE OF FILING THIS AMENDMENT NO. 1

Rubicon Minerals Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 to Form 40-F to revise the previously filed audit reports of the independent registered chartered accountants by including the signatures of the independent registered chartered accountants, which were filed as part of Exhibit 99.2 to the Registrant's Form 40-F, filed March 28, 2012.  Other than as expressly set forth, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the annual report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

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

RUBICON MINERALS CORPORATION

By /s/ "Robert G. Lewis"
Robert G. Lewis
Chief Financial Officer

Date:  December 18, 2012

EXHIBITS DOCUMENTS FILED AS PART OF THIS REPORT
99.1*	Annual Information Form of the Registrant for the year ended December 31, 2011.
99.2	Consolidated Financial Statements for the years ended December 31, 2011 and 2010.
99.3*	Management’s Discussion and Analysis of Financial Position and Results of Operations.
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of DeVisser Gray LLP Chartered Accountants.
99.9*	Consent of Mr. Herbert A. Smith, P.Eng., a Principal Mining Engineer and Mining Manager for AMC Mining Consultants (Canada) Ltd. (“AMC”).
99.10*	Consent of Mr. John Morton Shannon, P.Geo., a Principal Geologist and Geology Manager for AMC.
99.11*	Consent of Ms. Dinara Nussipakynova, P.Geo., a Senior Geologist for AMC.
99.12*	Consent of Ms. Catherine Pitman, P.Geo., a Senior Geologist for AMC.
99.13*	Consent of Mr. Pierre Roy, P. Eng., M.Sc., a Senior Metallurgist for Soutex Inc. (“Soutex”).
99.14*	Consent of Mr. Sylvain Caron, Eng., M.Sc., a Senior Metallurgist and Director for Soutex.
99.15*	Consent of Ms. Terry Bursey, P. Geo. a Regional Manager for Rubicon Minerals Corporation.

* Previously filed with Registrant's Form 40-F on March 28, 2012