Form 40-F
period 2012-12-31
RUBICON MINERALS CORP
filed 2013-03-18
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]           ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012	Commission file number: 001-32292

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

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

As at December 31, 2012 the Registrant had outstanding 287,605,982 Common Shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]	Yes	[ ]	No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files.

[ ]	Yes	[ ]	No

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the following nominal noon exchange rate as posted by the Bank of Canada:

Date	1 USD -> CAD	1 CAD -> USD
December 31, 2012	$0.9949	$1.0051

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2012, is filed with this annual report as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited Consolidated Financial Statements of the Company for the years ended December 31, 2012 and 2011, including the report of the independent registered public accounting firms with respect thereto, are filed with this Annual Report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this annual report on Form 40-F as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).   Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting as of December 31, 2012.  In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP., (“PricewaterhouseCoopers”) must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  PricewaterhouseCoopers has audited the Company’s financial statements for the year ended December 31, 2012 included in this annual report on Form 40-F and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  The Auditor’s Attestation Report on Internal Controls over Financial Reporting is included with the Auditor’s Report in the consolidated financial statements attached hereto at Exhibit 99.2.

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

CORPORATE GOVERNANCE GUIDELINES

The Company’s common shares are listed on the NYSE-MKT. Section 110 of the NYSE-MKT company guide permits NYSE-MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE-MKT listing criteria, and to grant exemptions from NYSE-MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-MKT standards is contained on the Company’s website at www.rubiconminerals.com.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of three (3) directors, Julian B. Kemp, BBA, CPA,CA, C.DIR. (Chair), Bruce A. Thomas, Q.C. and Christopher J. Bradbrook, each of whom the Company’s Board of Directors has determined is “independent” under NI 52-110 and NYSE-MKT Rules 121 and 803A.  The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the NYSE-MKT as currently in effect.  All of the Audit Committee members are “financially literate” as such term is defined in NI 52-110.

The Company’s Board of Directors has determined that Mr. Kemp, a member of its audit committee, qualifies as an “audit committee financial expert” within the meaning of the Commission’s rules.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.

Mr. Kemp is a Chartered Public Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada.  He has over 20 years of experience in the mining industry, including serving in senior financial management roles with several North American junior mining companies with production of gold and coal, and positions with engineering and mining contracting companies.  Mr. Kemp has been involved in all stages of mineral development from grass roots exploration to international metals production, including managing companies through the business cycle.  Mr. Kemp is the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to present, a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) from 2006 to present, a director of Marathon Gold Corporation (TSX) from 2012 to present and was a director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (TSX)) from 2002 to 2011.

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

Mr. Bruce A. Thomas, Q.C. is a founding partner of Thomas Gold Pettingill LLP., and has continued as a partner from July 2008 to present.  Previously, Mr. Thomas was a partner at Cassels Brock LLP., from September 1980 to June 2008. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.  Mr. Thomas has been a member of the Audit Committee of the Company since May of 2010.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table sets forth the aggregate fees billed to the Company by the Company’s independent auditors, PricewaterhouseCoopers LLP., Chartered Accountants for the year ended December 31, 2012 and by De Visser Gray LLP., Chartered Accountants for the year ended December 31, 2011.

AUDIT FEES	Years ended December 31
	2012	2011(1)
Audit Fees:	$70,000	$99,120
Audit Related Fees:	$30,000	$40,320
Tax Fees:	$57,500	Nil
All Other Fees:	Nil	Nil
Total:	$157,500	$139,440

Note: (1)   2011 Fees paid to De Visser Gray LLP., the Company’s former auditors.

"Audit Fees" are the aggregate fees billed by for the audit of the Company’s consolidated annual financial statements.

“Audit Related Fees” are the aggregate fees billed for reviews of the Company’s interim financial statements.

"Tax Fees" are the aggregate fees billed for professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” are the aggregate fees billed for involvement with public offerings.

Pre-Approval Policies and Procedures

The audit committee must review and approve in advance any engagement of the external auditors for any non-audit services to the Company, taking into account the potential impact on the independence of the auditors.  The committee may delegate to one or more members the authority to approve non-audit services, provided that the member reports to the Committee at the next scheduled meeting such pre-approval.  All of the services and fees reflected in the table above were reviewed and approved by the audit committee in advance of the respective services being rendered.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than as disclosed in Note 18 “Commitments and Contingencies”, to its audited Consolidated Financial Statements, which are filed with this annual report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	$493,954	$280,392	$213,562	Nil	Nil
Lease and Rental Obligations	$186,377	$186,377	Nil	Nil	Nil
Purchase Obligations	$11,935,776	$11,862,460	$73,316	Nil	Nil
Other Long-Term Contractual Obligations Reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$12,616,107	$12,329,229	$286,878	Nil	Nil

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

RUBICON MINERALS CORPORATION

By:    /s/ Robert G. Lewis

    Robert G. Lewis
    Chief Financial Officer

Date:  March 12th, 2013

EXHIBITS DOCUMENTS FILED AS PART OF THIS REPORT
99.1	Annual Information Form of the Registrant for the year ended December 31, 2012.
99.2	Consolidated Financial Statements for the years ended December 31, 2012 and 2011.
99.3	Management’s Discussion and Analysis for the yeard ended December 31, 2012 and 2011
99.4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of PricewaterhouseCoopers LLP., Chartered Accountants.
99.9	Consent of De Visser Gray LLP., Chartered Accountants
99.10	Consent of Mr. Herbert A. Smith, P.Eng., a Principal Mining Engineer and Mining Manager for AMC Mining Consultants (Canada) Ltd. (“AMC”).
99.11	Consent of Mr. John Morton Shannon, P.Geo., a Principal Geologist and Geology Manager for AMC.
99.12	Consent of Ms. Dinara Nussipakynova, P.Geo., a Prinicpal Geologist for AMC.
99.13	Consent of Ms. Catherine Pitman, P.Geo., a Senior Geologist for AMC.
99.14	Consent of Mr. Pierre Roy, P. Eng., M.Sc., a Senior Metallurgist for Soutex Inc. (“Soutex”).
99.15	Consent of Mr. Sylvain Caron, Eng., M.Sc., a Senior Metallurgist and Director for Soutex.
99.16	Consent of Ms. Terry Bursey, P. Geo. a Regional Manager for Rubicon Minerals Corporation.
99.17	Consent of AMC Mining Consultants (Canada) Ltd.
99.18	Consent of Soutex Inc.