Form 40-F
period 2013-12-31
RUBICON MINERALS CORP
filed 2014-03-27
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]           ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013	Commission file number: 001-32292

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

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
Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, no par value	NYSE MKT LLC

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

As at December 31, 2013 the Registrant had outstanding 288,814,103 Common Shares without par value.

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

EXPLANATORY NOTE

Rubicon Minerals Corporation (the “Company” or the “Registrant”) is a Canadian corporation eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this annual report or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others: that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project (as defined in the Annual Information Form of the Company attached as Exhibit 99.1) economic; that the Company will receive the US$75 million deposit under the Streaming Agreement (as defined in the Annual Information Form of the Company attached as Exhibit 99.1); that the Company will meet its gold delivery obligations under the Streaming Agreement; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, disturbances by Aboriginal communities, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Technical Report (as defined in the Annual Information Form of the Company attached as Exhibit 99.1) will be realized; that the Company will be able to obtain additional financing for its development, construction and other needs; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may need to be incurred in respect of the Phoenix Gold Project.

The Technical Report is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the Technical Report will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the Technical Report are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements include, but are not limited to statements regarding the Company's expectations regarding receipt of the US$75 million deposit under the Streaming Agreement and its ability to meet its gold delivery obligations thereunder, the Company's plans in respect of the development of the Phoenix Gold Property, costs and timing of the development of new deposits, success of exploration and development activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims. In certain cases, forward-looking statements can be identified by the use of words such as "seeks", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "targeting", "estimates", "forecasts", "look forward", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations and studies; changes in new mineral resource models and revised geological interpretations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities due to poor ground conditions or other factors. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled "Risk Factors” in the Company’s Annual Information Form attached as Exhibit 99.1.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the following nominal noon exchange rate as posted by the Bank of Canada:

Date	1 USD -> CAD	1 CAD -> USD
December 31, 2013	$1.0636	$0.9402

RESOURCE AND RESERVE ESTIMATES

The documents incorporated by reference into this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31,  2013, is filed with this annual report as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited Consolidated Financial Statements of the Company for the years ended December 31, 2013 and 2012, including the report of the independent registered public accounting firm with respect thereto, are filed with this Annual Report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this annual report on Form 40-F as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31,  2013, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the President and Chief Executive Officer (“CEO”) and Vice President and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d-15(e) under the Exchange Act).   Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting as of December 31, 2013.  In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP., (“PricewaterhouseCoopers”) must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.  PricewaterhouseCoopers has audited the Company’s financial statements for the year ended December 31, 2013 included in this annual report on Form 40-F and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.  The Auditor’s Attestation Report on Internal Controls over Financial Reporting is included with the Auditor’s Report in the consolidated financial statements attached hereto at Exhibit 99.2.

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

CORPORATE GOVERNANCE GUIDELINES

The Company’s common shares are listed on the NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is contained on the Company’s website at www.rubiconminerals.com.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of three (3) directors, Julian B. Kemp, BBA, CPA,CA, C.DIR. (Chair), Bruce A. Thomas, Q.C. and Christopher J. Bradbrook, each of whom the Company’s Board of Directors has determined is “independent” under NI 52-110 and NYSE MKT Rules 121 and 803A.  The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the NYSE MKT as currently in effect.  All of the Audit Committee members are “financially literate” as such term is defined in NI 52-110.

The Company’s Board of Directors has determined that Mr. Kemp, a member of its audit committee, qualifies as an “audit committee financial expert” within the meaning of the Commission’s rules.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.

Mr. Kemp is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada.  He has over 20 years of experience in the mining industry, including serving in senior financial management roles with several North American junior mining companies with production of gold and coal, and positions with engineering and mining contracting companies.  Mr. Kemp has been involved in all stages of mineral development from grass roots exploration to international metals production, including managing companies through the business cycle.  Mr. Kemp is currently a director of Marathon Gold Corporation (TSX) from 2012 to present.  Formerly, Mr. Kemp was the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to January 2014.  Mr. Kemp has previously served as a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) from 2006 to 2013.  and as a director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (TSX)) from 2002 to 2011.

Mr. Bradbrook has more than 30 years experience in the mining industry and has performed principal roles in many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently, he was the Vice-President, Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to May 2010 and Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to May 2010.  Prior to that he was President and CEO of New Gold Inc. and prior to that, he was Vice President of Corporate Development for Goldcorp Inc.  Mr. Bradbrook was a Director of Crocodile Gold Corp. (TSX) from November 2009 to May 2010.

Mr. Bruce A. Thomas, Q.C. is the Chairman of Thomas Gold Pettingill LLP., and has continued as a partner from July 2008 to present.  Previously, Mr. Thomas was a partner at Cassels Brock LLP., from September 1980 to June 2008. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.  Mr. Thomas has been a member of the Audit Committee of the Company since May of 2010.

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

No waivers of the Code have been granted to any principal officer of the Company or any person performing similar functions.  Any amendments to the Code, and any waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. On April 2, 2013, the Company amended the Code to clarify that the Code applies to contract employees and consultants and to further define the Company’s harassment-free workplace policies.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table sets forth the aggregate fees billed to the Company by the Company’s independent auditors, PricewaterhouseCoopers LLP., Chartered Accountants for the years ended December 31, 2013 and 2012.

AUDIT FEES	Years ended December 31
	2013	2012
Audit Fees:	105,224	$70,000
Audit Related Fees:	47,250	$30,000
Tax Fees:	48,455	$57,500
All Other Fees:	2,650	Nil
Total:	203,579	$157,500

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than as disclosed in Note 19 “Commitments and Contingency”, to its audited Consolidated Financial Statements, which are filed with this annual report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2013 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	$214	$214	Nil	Nil	Nil
Lease and Rental Obligations	$427	$185	$242	Nil	Nil
Purchase Obligations	$6,190	$6,176	$14	Nil	Nil
Other Long-Term Contractual Obligations Reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$6,831	$6,575	$256	Nil	Nil

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

RUBICON MINERALS CORPORATION

By:	/s/ "Nicholas Nikolakakis"

Nicholas J. Nikolakakis
Vice President and Chief Financial Officer

Date:  March 26, 2014

EXHIBITS DOCUMENTS FILED AS PART OF THIS REPORT
99.1	Annual Information Form of the Registrant for the year ended December 31, 2013.
99.2	Consolidated Financial Statements for the years ended December 31, 2013 and 2012.
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations.
99.4	Certifications by the President and Chief Executive Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Vice President and Chief Financial Officer of the Company pursuant to Rule 13a 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Vice President Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants.
99.9	Consent of SRK Consulting (Canada) Inc.
99.10	Consent of Mr. Pierre Roy, P. Eng., M.Sc., a Senior Metallurgist for Soutex Inc.
99.11	Consent of Mr. Michael A. Lalonde, P. Eng., President & Chief Executive Officer of the Company.
99.12	Consent of Mr. Daniel Labine, P. Eng., Vice President of Operations of the Company.
99.13	Consent of Mr. Mark Ross, B.Sc., P. Geo., Chief Mine Geologist of the Company.
99.14	Code of Business Conduct and Ethics (incorporated by reference to the Company’s Current Report on Form 6-K furnished to the Commission on April 23, 2013)