Form 40-F
period 2014-12-31
RUBICON MINERALS CORP
filed 2015-03-27
CIK 1057791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]           ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014	Commission file number: 001-32292

RUBICON MINERALS CORPORATION
__________________________________________________________
(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

1000
_______________________________________________________________________________
(Primary Standard Industrial Classification Code Number (if applicable))

44 Victoria Street, Suite 400
Toronto, Ontario
Canada M5C 1Y2
(416) 238-4582
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

As at December 31, 2014 the Registrant had outstanding 370,539,244 Common Shares without par value.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the documents incorporated by reference contain statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding potential production being achieved in mid-2015, the Company’s plans in respect of the development of the Phoenix Gold Project (as defined below) and the Company’s expectations in respect of the continuity and of mineralization and grade of its deposits.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment (“PEA”) (as defined in the annual information form) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this annual report is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this annual report and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2014, based upon the following nominal noon exchange rate as posted by the Bank of Canada was:

Date	1 USD -> CAD	1 CAD -> USD
December 31, 2014	$1.1601	$0.8620

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31,  2014, is filed with this annual report as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited Consolidated Financial Statements of the Company for the years ended December 31, 2014 and 2013, including the report of the independent registered public accounting firm with respect thereto, are filed with this Annual Report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (“MD&A”) is filed with this annual report on Form 40-F as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the President and Chief Executive Officer (“CEO”) and Vice President and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act).   Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting as of December 31, 2014.  In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP., (“PricewaterhouseCoopers”) must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.  PricewaterhouseCoopers has audited the Company’s financial statements for the year ended December 31, 2014 included in this annual report on Form 40-F and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.  The Auditor’s Attestation Report on Internal Controls over Financial Reporting is included with the Auditor’s Report in the consolidated financial statements attached hereto at Exhibit 99.2.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-

making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of three (3) directors, Julian B. Kemp, BBA, CPA, CA, C.DIR. (Chair), Peter Rowlandson, and Bruce A. Thomas, Q.C., each of whom the Company’s Board of Directors has determined is “independent” under NI 52-110 and NYSE MKT Rule 803A.  The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, and the rules of the NYSE MKT as currently in effect.  All of the Audit Committee members are “financially literate” as such term is defined in NI 52-110.

The Company’s Board of Directors has determined that Mr. Kemp, a member of its audit committee, qualifies as an “audit committee financial expert” within the meaning of the Commission’s rules.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.

Mr. Kemp is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada.  He has over 20 years of experience in the mining industry, including more than 15 years serving in senior financial management roles. In addition to audit experience, Mr. Kemp has worked for numerous North American junior mining companies and mining engineering and contracting companies with domestic and international projects. His experience includes grass roots exploration, mine development and construction, and production covering a variety of precious metals, minerals and coal. Further, Mr. Kemp has managed companies through the full business cycle. Mr. Kemp has been a director of Marathon Gold Corporation (TSX) from 2013 to present. Formerly, Mr. Kemp was the Vice President, Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to January 2014, and a director and the Audit Committee Chairman of

Claim Post Resources Inc. (TSX-V) from 2006 to 2013 and a director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (TSX)) from 2002 to 2010.

Mr. Rowlandson has worked for over 30 years in the Ontario mining industry. Prior to his retirement in 2003, Mr. Rowlandson was the General Manager – Hemlo Operations of Teck/Barrick joint venture at Hemlo.

Mr. Thomas is currently practicing law in Toronto. Mr. Thomas was formerly a partner of Thomas Gold Pettingill LLP from July 2008 to December 2014. Previously, Mr. Thomas was a partner at Cassels Brock LLP from September 1980 to June 2008. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School. Mr. Thomas has been a member of the Audit Committee of the Company since May of 2010.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees.   A copy of the Code is available to any shareholder, without charge, by written request to the Company at its principal executive office in Toronto, Ontario, Canada.  A copy of the Code can also be found on the Company’s website at www.rubiconminerals.com.

No waivers of the Code have been granted to any principal officer of the Company or any person performing similar functions.  Any amendments to the Code, and any waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. On April 15, 2014, the Company updated the Code to amend the conflict of interest and fair dealing sections.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table sets forth the aggregate fees billed to the Company by the Company’s independent auditors, PricewaterhouseCoopers LLP., Chartered Accountants for the years ended December 31, 2014 and 2013.

AUDIT FEES	Years ended December 31,
	2014	2013
Audit Fees:	$126,200	$105,224
Audit Related Fees:	$223,100	$47,250
Tax Fees:	$46,790	$48,455
All Other Fees:	$2,650	$2,650
Total:	$398,740	$203,579

“Audit Fees” are the aggregate fees billed by for the audit of the Company’s consolidated annual financial statements.

“Audit Related Fees” are the aggregate fees billed for reviews of the Company’s interim financial statements and involvement with the Company’s public offerings.

“Tax Fees” are the aggregate fees billed for professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice on actual or contemplated transactions.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than as disclosed in Note 21 “Commitments and Contingency”, to its audited Consolidated Financial Statements, which are filed with this annual report as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2014 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Gold Stream Facility(1)	$72,937	Nil	Nil	Nil	$72,937
Capital (Finance) Lease Obligations	$3,571	$682	$2,889	Nil	Nil
Lease and Rental Obligations	$285	$181	$104	Nil	Nil
Purchase Obligations	$25,771	$24,539	$1,232	Nil	Nil
Other Long-Term Contractual Obligations Reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$102,564	$25,402	$4,225	Nil	$72,937
(1)	Subject to change as amount and timing are based on production.

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

Nicholas J. Nikolakakis
Vice President and Chief Financial Officer

Date:  March 27, 2015

EXHIBITS DOCUMENTS FILED AS PART OF THIS REPORT
99.1	Annual Information Form of the Registrant for the year ended December 31, 2014.
99.2	Consolidated Financial Statements for the years ended December 31, 2014 and 2013.
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations.
99.4	Certifications by the President and Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications by the Vice President and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Vice President Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants.
99.9	Consent of SRK Consulting (Canada) Inc.
99.10	Consent of Soutex Inc.
99.11	Consent of Mr. Michael A. Lalonde, P. Eng., President & Chief Executive Officer of the Company.
99.12	Consent of Mr. Daniel Labine, P. Eng., Vice President of Operations of the Company.
99.13	Consent of Mr. Mark Ross, B.Sc., P. Geo., Chief Mine Geologist of the Company.
99.14	Consent of Mr. Howard Bird, B.Sc. (Hons.), P. Geo., Vice President, Exploration of the Company.